OMB APPROVAL
OMB Number:	3235-0518
Expires:	June 30, 2011
Estimated average burden
hours per response	0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third-Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
June 27, 2011

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 1 amends the Form CB submitted to the Securities and Exchange Commission by KazakhGold Group Limited on June 20, 2011.

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1.	Regulatory News Service Announcement, dated June 17, 2011.*

2.	Investor Presentation, dated June 17, 2011.*

* Previously filed.

3.	KazakhGold Group Limited Private Exchange Offer Prospectus, dated June 24, 2011.

4.	Private Exchange Offer Document, dated June 24, 2011.

5.	ADS Form of Acceptance with respect to Level I American Depositary Shares of OJSC Polyus Gold, dated June 24, 2011.

6.	Share Form of Acceptance with respect to common shares of OJSC Polyus Gold, written in English and Russian, dated June 24, 2011.

7.	Letter to Clients Holding shares of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”), dated June 24, 2011.

8.	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”), dated June 24, 2011.

9.	Regulatory News Service Announcement, dated June 24, 2011.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or distributed to U.S. holders.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III. CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by KazakhGold Group Limited with the Securities and Exchange Commission concurrently with the furnishing of a Form CB on June 20, 2011.

2

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)
Evgeny Ivanov, Chairman

(Name and Title)

June 27, 2011

(Date)

3

Back to Contents

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you should immediately seek your own independent financial advice from your stockbroker, bank manager, solicitor or other independent professional adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising upon investment in shares and other securities if you are resident in the United Kingdom or, if not, from another appropriately authorised financial adviser in your own jurisdiction.

The whole of the text of this Prospectus should be read, but your attention is, in particular, drawn to Part II entitled “Risk Factors” on pages 6 to 36 of this Prospectus for a discussion of the risks that might affect the value of securities that you hold in KazakhGold. These Risk Factors include discussion of a material uncertainty which casts significant doubt on KazakhGold’s Group’s ability to continue as a going concern as at 31 December 2020 and an “Emphasis of Matter” note included in the KazakhGold Group’s Financial Statements for the year ended 31 December 2010 which describes this material uncertainty, as well as the significant funding the KazakhGold Group requires to support its outstanding debt obligations and capital expenditure requirements.

If you have sold or otherwise transferred all of your Polyus Shares and/or Polyus ADSs (each as defined below), please send this document and the accompanying documents to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be distributed, forwarded or transmitted in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer (as defined below) would constitute a violation of relevant laws or require registration thereof.

The Private Exchange Offer is being made (i) to all holders of Polyus Shares and Polyus ADRs outside the Russian Federation, Canada, Australia and Japan who under the laws of their jurisdiction are permitted to participate in the Private Exchange Offer and (ii) in the Russian Federation and to certain Eligible Polyus Securityholders inside the Russian Federation that are “qualified investors” under Russian law. This document or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in Russia or to or for the benefit of any Russian person, and does not and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. The information contained in this document must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia. The depositary receipts of KazakhGold Group Limited have not been registered in the Russian Federation and are not intended for admission to “placement” or “public circulation” in Russia. This document has not been registered and/or filed or approved by a competent authority in the Russian Federation and is not intended to be made publicly available in Russia. ANY PERSON RESIDENT, REGISTERED OR LOCATED IN THE RUSSIAN FEDERATION OR WHO HAS OBTAINED A COPY OF THIS DOCUMENT AT AN ADDRESS WITHIN THE RUSSIAN FEDERATION AND WHO IS NOT A “QUALIFIED INVESTOR” (AS DEFINED IN ARTICLE 51.2 OF THE RUSSIAN SECURITIES MARKET LAW) IS REQUIRED TO DISREGARD IT. The Private Exchange Offer does not, and is not intended to, constitute a public offer in Russia. The Private Exchange Offer is not being made, directly or indirectly, to persons in jurisdictions in which the making of the Private Exchange Offer would constitute a violation of the relevant laws of such jurisdiction. The distribution of this document in jurisdictions other than the UK or Jersey may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document, which comprises a Prospectus relating to KazakhGold prepared in accordance with the Prospectus Rules, has been approved as such by the Financial Services Authority in accordance with Section 85 of the Financial Services and Markets Act 2000. A copy of this document has been filed with the Financial Services Authority and has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules.

KAZAKHGOLD GROUP LIMITED
 (incorporated as a public company with limited liability under the laws of Jersey with registered company number 91264)

(1) Offer of up to 522,777,541 Level I GDSs, evidenced by Level I GDRs (the “Level I GDRs”), each representing one ordinary share of KazakhGold Group Limited, to certain holders of shares and/or American depositary shares of OJSC Polyus Gold pursuant to the Private Exchange Offer; and

(2) Admission to listing on the Official List of the UK Listing Authority, and to trading on the regulated part of the International Order Book of the London Stock Exchange plc, a regulated market for the purposes of the Markets in Financial Instruments Directive 2004/39/EC, of up to 3,170,097,971 depositary receipts, each representing one ordinary share of KazakhGold Group Limited, including up to 2,884,741,456 Level I GDRs and Regulation S GDRs being issued in connection with the Private Exchange Offer and related transactions.

Only KazakhGold Shares that are in existence as at the date of admission of the depositary receipts to the Official List of the UKLA and to the Regulated Market of the London Stock Exchange can be deposited with the Depositary for the depositary receipts; KazakhGold Shares issued after the date of this Prospectus (“New Shares”) cannot be used as deposits for depositary receipts. For depositary receipts to be issued against such new Shares KazakhGold will produce a prospectus approved by the UKLA to enable New Shares to be deposited against depositary receipts.

On 17 June 2011, the Board of KazakhGold and OJSC Polyus Gold (“Polyus Gold”) announced the proposed combination of KazakhGold with OJSC Polyus Gold (the “Proposed Combination”), which, if completed, would result in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold, currently the indirect controlling shareholder of KazakhGold. The Proposed Combination is to be effected through a series of transactions including a conditional private exchange offer to be made by KazakhGold to Eligible Polyus Securityholders (as defined below) for 16% of the issued Polyus Securities (“Private Exchange Offer”). Subject to applicable securities laws, the Private Exchange Offer is being made to all existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain Eligible Polyus Securityholders inside the Russian Federation, on the following basis:

for each Polyus Share: 17.14 Level I GDRs

for each Polyus ADS: 8.57 Level I GDRs

(every two Polyus ADSs represent one Polyus Share)

Back to Contents

The Listing Application

The Existing Admission and the KazakhGold GDR Programme: On 1 December 2005, KazakhGold obtained Admission of up to 47,100,000 Global Depositary Receipts (“GDRs”), each representing one ordinary share of KazakhGold with a par value of £0.0001 each (a “KazakhGold Share”), issued under a GDR programme with The Bank of New York Mellon (formerly “The Bank of New York”), as depositary (the “Depositary”), pursuant to a deposit agreement dated 30 November 2005 (the “GDR Deposit Agreement”). At the time of that first Admission of GDRs, KazakhGold’s GDR programme comprised a facility for the issuance of GDRs outside the United States (the “Regulation S GDRs”) in offshore transactions in reliance on Regulation S (“Regulation S”) under the US Securities Act of 1933, as amended (the “US Securities Act”). On 26 July 2006, the GDR Deposit Agreement was amended to include a facility for the issuance of GDRs in the United States (the “Rule 144A GDRs” and together with the Regulation S GDRs, the “GDRs”) to Qualified Institutional Buyers, as defined in and in reliance on the exemption from the registration requirements of the US Securities Act provided by Rule 144A under the US Securities Act. As at the date of this prospectus, 31,263,377 GDRs have been issued, comprising 31,260,504 Regulation S GDRs and 2,873 Level I GDRs.

The KazakhGold Level I GDR Programme and the new application for Admission: In addition to Admission and the GDR programme described above, and in connection with the Private Exchange Offer, KazakhGold has established a Level I Global Depositary Receipt programme (“Level I GDR Programme”) with the Depositary pursuant to a Level I Deposit Agreement dated 1 July 2010 (the “Level I Deposit Agreement”) under which Level I GDRs may be issued against the deposit of KazakhGold Shares with the Depositary. KazakhGold is making a new application to the UKLA and the London Stock Exchange, respectively, for Admission of up to 3,217,197,971 KazakhGold depositary receipts, in the form of both GDRs and Level I GDRs (collectively, “DRs”), consisting of (i) 2,873 Level 1 GDRs that have been issued as at the date of this Prospectus and (ii) up to an additional 3,170,097,971 DRs issued or to be issued from time to time against the deposit of KazakhGold Shares with the Depositary, in the form of GDRs or Level I GDRs, including up to 522,777,541 Level I GDRs that are expected to be issued upon completion of the Private Exchange Offer and up to an additional 2,361,963,915 Regulation S GDRs that are expected to be issued on or about the date of completion of the Private Exchange Offer upon the exercise by KazakhGold of the Options (as defined below).

It is expected that Admission of the DRs pursuant to the new application will become effective and that unconditional dealings in the Level I GDRs will commence on the London Stock Exchange at 8:00a.m., London time, on or about 25 July 2011 or any such other date after the Transactions are completed.

Back to Contents

A copy of this document has been delivered to the Registrar of Companies in Jersey in accordance with Article 5 of the GPO and the Registrar has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Articles 2 and 4(1) of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of securities in KazakhGold. It must be distinctly understood that, in giving these consents, neither the Registrar of Companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of KazakhGold or for the correctness of any statement made, or opinions expressed, with regard to it. The Jersey Financial Services Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability from the discharge of its functions under that law.

HSBC, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for KazakhGold and no one else in connection with the Transactions and will not be responsible to anyone other than KazakhGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Transactions, the contents of this Prospectus or any other matter referred to herein. One current member of the KazakhGold Board of Directors was a former employee of HSBC.

KazakhGold accepts responsibility for the information contained in this document. To the best of the knowledge and belief of KazakhGold (which has taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Notice to holders of Polyus Shares and/or Polyus ADSs

THE INFORMATION CONTAINED IN THIS DOCUMENT IS ADDRESSED EXCLUSIVELY TO ELIGIBILE POLYUS SECURITYHOLDERS, INCORPORATED AND REGISTERED, IF APPLICABLE, RESIDENT AND/OR LOCATED OUTSIDE OF THE RUSSIAN FEDERATION, UNLESS SUCH HOLDERS ARE INDIVIDUALS AND LEGAL ENTITIES THAT ARE “QUALIFIED INVESTORS” UNDER THE RUSSIAN SECURITIES MARKET LAW. NEITHER THIS DOCUMENT, THE PRIVATE EXCHANGE OFFER NOR ANY INFORMATION CONTAINED HEREIN CONSTITUTE A PUBLIC OFFER, AN ADVERTISEMENT OR AN OFFER OF SECURITIES TO AN UNLIMITED NUMBER OF PERSONS WITHIN OR OUTSIDE THE TERRITORY OF THE RUSSIAN FEDERATION, PURSUANT TO RUSSIAN LAW.

The Private Exchange Offer does not constitute an offer to exchange or the solicitation of an offer to exchange securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Private Exchange Offer to be made by a licensed broker or dealer, the Private Exchange Offer shall be deemed to be made on behalf of KazakhGold by one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Prospectus nor any exchange of securities shall, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

Notice to US holders of Polyus Shares and/or Polyus ADSs

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Private Exchange Offer is made for the securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements incorporated by reference in the document have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which is not comparable to US generally accepted accounting principles, as adopted by United States companies.

It may be difficult for US holders of GDRs to enforce their rights and any claim they may have arising under the US federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. US holders GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for

Back to Contents

violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

US holders of GDRs should be aware that KazakhGold may purchase securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated purchases.

Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved the securities offered in connection with the Private Exchange Offer, passed upon the fairness of the merits of the Private Exchange Offer or determined if this document or the Private Exchange Offer is accurate or complete. Any representation to the contrary is a criminal offence.

Other Jursidictions

This document should not be distributed, forwarded or transmitted in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia. Any person resident in the Russian Federation or who has obtained a copy of this document at an address within the Russian Federation and who is not a “qualified investor” (as defined in Article 51.2 of the Russian Securities Market Law) is required to disregard it.

Austria

The Level I GDRs are not registered or otherwise authorised for public offer under the Austrian Capital Market Act (Kapitalmarktgesetz), the Investment Funds Act (Investmentfongsgesetz) or any other relevant securities legislation in Austria. The recipients of this Prospectus and other selling material in respect to this document have been individually selected and are targeted exclusively on the basis of a private placement. Accordingly, the Level I GDRs may not be, and are not being, offered or advertised publicly or offered similarly under either the Austrian Capital Market Act, the Investment Funds Act or any other relevant securities legislation in Austria. This offer may not be made to any other persons than the recipients to whom this document is personally addressed.

Belarus

This document does not constitute a prospectus within the meaning of Article 9 of the Law of the Republic of Belarus “On Securities and Stock Exchanges” No. 1512-XII of 12 March 2003 (as amended), and it has not been approved, registered or endorsed by the Belarusian securities authorities in such capacity. This document is addressed and communicated in Belarus solely to the limited number of selected potential participants in the Private Exchange Offer. The KazakhGold Level I GDRs are not subject to the state registration in Belarus, and it is not required to seek certificate of foreign securities placement in Belarus from the securities authority pursuant to Resolution of the Ministry of Finance of the Republic of Belarus No. 112 of 12 September 2006 (as amended) since the KazakhGold Level I GDRs do not qualify as “shares” within the meaning of that regulation. However, acquisition of the KazakhGold Level I GDRs by residents of the Republic of Belarus is subject to receipt of the permit from the National Bank of the Republic of Belarus for acquisition of foreign securities which is to be sought by such potential participants of the Private Exchange Offer under the established procedures. In deciding whether or not to participate in the Private Exchange Offer, potential participants must rely on their own examination of KazakhGold and the terms of the Private Exchange Offer, including the merits and risks involved. Distribution of this document solely to the limited number of persons does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Belarus.

Estonia

This document has not been, and will not be, submitted to or registered with the Estonian financial services supervisory authority (Finantsinspektsioon). An offer to the public in Estonia means the communication in any form and by any means of sufficient information on the terms of an offer of the KazakhGold Level I GDRs so as to enable an investor to decide to purchase or subscribe for the KazakhGold Level I GDRs with a number of exemptions set forth by Article 12(2) of the Estonian Securities Market Act (Väärtpaberituru Seadus), including offering of securities at any time to “qualified investors” or to non-qualified investors not exceeding 99 persons falling within the

Back to Contents

categories set out in Article 12(2) of the Estonian Securities Market Act (Väärtpaberituru Seadus). The KazakhGold Level I GDRs have not been and will not be offered to, and may not be subscribed for by, the public in Estonia. Distribution of this document does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Estonia.

France

This document is only directed at those persons resident in France who are “qualified investors” within the meaning of Article 2(1)(e) of the European Prospectus Directive (Directive on the prospectus to be published when securities are offered to the public or admitted to trading - 2003/ 71/EC) and qualified investors (investisseurs qualifiés) investing for their own account, all as defined in, and in accordance with, L. 411-2 II, D. 411-1 to D. 411-4, D. 744-1, D. 754-1, and D. 764-1 of the French Code monétaire et financier and other applicable regulations (all such persons together referred to as “Relevant Persons”). This document has not been submitted to, nor has it been approved by, the Autorité des Marchés Financiers (AMF), the French Financial Services Supervisory Authority, or any other regulatory authority in France. The Level I GDRs must not be distributed within France by way of a public offer, public advertisement or in any similar manner and this document and any other document relating to the Private Exchange Offer or the Level I GDRs, as well as information contained therein, may not be supplied to the public in France or used in connection with any offer for subscription of Level I GDRs to the public in France. This document and other documents relating to the Private Exchange Offer or the Level I GDRs are strictly confidential and may not be distributed to any person or entity other than the recipients hereof. This document must not be relied on or acted upon by persons who are not Relevant Persons. The Private Exchange Offer to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Any subsequent resale of the Level I GDRs in France may only be made in accordance with the French Code monétaire et financier and other applicable French laws.

Germany

This document is only directed at those persons resident in Germany who are “qualified investors” within the meaning of Article 2(1)(e) of the European Prospectus Directive (Directive on the prospectus to be published when securities are offered to the public or admitted to trading – 2003/71/EC) and Section 2 no. 6 of the Securities Prospectus Act of the Federal Republic of Germany (Wertpapierprospektgesetz, “WpPG”) or are persons to whom an offer of transferable securities may otherwise be made without the requirement for an approved prospectus pursuant to Section 3 subsection 2 WpPG (all such persons together referred to as “Relevant Persons”). This document has not been submitted to, nor has it been approved by, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), the German Financial Services Supervisory Authority. The Level I GDRs must not be distributed within Germany by way of a public offer, public advertisement or in any similar manner and this document and any other document relating to the Private Exchange Offer or the Level I GDRs, as well as information contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of Level I GDRs to the public in Germany. This document and other documents relating to the Private Exchange Offer or the Level I GDRs are strictly confidential and may not be distributed to any person or entity other than the recipients hereof. This document must not be relied on or acted upon by persons who are not Relevant Persons. The Private Exchange Offer to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Any subsequent resale of the Level I GDRs in Germany may only be made in accordance with the WpPG and other applicable German laws.

Israel

This document shall not constitute an offer to sell or the solicitation of an offer to buy KazakhGold Level I GDRs in the State of Israel. This document is not intended to be issued to persons other than to corporations of the type contemplated by Section 15A(b)(1) of, and the First Schedule to, the Israeli Securities Law, 1968, as amended from time to time, and any regulations promulgated thereunder (the “Israeli Securities Law”). In making a decision of whether or not to participate in the Private Exchange Offer, you must rely on your own examination of KazakhGold and the terms of the Private Exchange Offer, including the merits and risks involved. The KazakhGold Level I GDRs have not been recommended by the Israeli Securities Authority. Furthermore, the Israeli

v

Back to Contents

Securities Authority has not confirmed the accuracy or determined the adequacy of this document or any other document relating to the Private Exchange Offer or the KazakhGold Level I GDRs.

A prospective participant in the Private Exchange Offer should not construe the contents of this document as legal, tax, financial or investment advice. A prospective participant should consult its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment by it in any KazakhGold Level I GDRs.

The KazakhGold Level I GDRs are subject to restrictions on transferability and resale and may not be transferred or resold except in accordance with the requirements and conditions set forth in this document. A prospective participant in the Private Exchange Offer should be aware that it will be required to bear the financial risks of its investment for an extended period of time.

The offer and sale of KazakhGold Level I GDRs will not be registered under the Israeli Securities Law. Prior to the receipt of any KazakhGold Level I GDRs, a prospective participant in the Private Exchange Offer may be required to represent to KazakhGold that it is a corporation of the type contemplated by Section 15A(b)(1) of, and the First Schedule to, the Israeli Securities Law, or may otherwise be required to demonstrate to the satisfaction of KazakhGold that the delivery of KazakhGold Level I GDRs to such participant would not give rise to circumstances which would constitute an offer or sale to the public within the meaning of the Israeli Securities Law.

Kazakhstan

This document has not been, and will not be, submitted to or registered with the competent regulatory authorities in Kazakhstan. This document is addressed and communicated in Kazakhstan solely to the limited number of selected potential participants in the Private Exchange Offer. The KazakhGold Level I GDRs are not subject to the state registration in Kazakhstan. Distribution of this document does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Kazakhstan.

Latvia

This document has not been, and will not be, submitted to or registered with the competent authorities in Latvia. A public offer in Latvia means communication of the terms of the offer and securities to be offered through any media so as to enable investors to decide on purchasing or subscribing for these securities. According to Article 16 of the Latvian Law On the Market for Financial Instruments, an offer of securities is not deemed to be a public offer (and, therefore, is not subject to a requirement to register a prospectus) if, amongst other exemptions, it is addressed only to “qualified investors”, or if it is addressed to less than 100 persons who are not “qualified investors”. Distribution of this document solely to a limited number of persons does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Latvia.

Luxembourg

The KazakhGold Level I GDRs may not be offered or sold in the Grand Duchy of Luxembourg, except for KazakhGold Level I GDRs which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus in accordance with the Law of 10 July, 2005 on prospectuses for securities. The KazakhGold Level I GDRs are offered to a limited number of persons or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This document and any other documents relating to the Private Exchange Offer or the KazakhGold Level I GDRs may not be reproduced or used for any purpose, or furnished to any person other than those to whom copies have been sent.

Norway

The KazakhGold Level I GDRs may not be offered, sold or distributed in Norway except in circumstances which do not constitute a public offer of securities in Norway within the meaning of the Norwegian Securities Trading Act 2007 (“STA”) with appurtenant regulations. This document has not been produced in accordance with the prospectus requirements laid down or with the legal basis in the STA and has not been approved or disapproved by, or registered with, the Financial Supervisory Authority of Norway (“Finanstilsynet”), nor the Norwegian Registry of Business Enterprises. This document is only and exclusively directed to the addressees of this offer and cannot be distributed, offered or presented, either directly or indirectly, to other persons or entities

Back to Contents

domiciled in Norway without the prior written consent of the offeror. Each investor should carefully consider individual tax issues before deciding to accept.

Switzerland

The KazakhGold Level I GDRs may not be publicly offered in Switzerland and will not be listed on the SIX Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the KazakhGold Level I GDRs or the Private Exchange Offer may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the Private Exchange Offer, the Company or the Level I GDRs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the Private Exchange Offer will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the Private Exchange Offer has not been and will not be authorised under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of KazakhGold Level I GDRs.

Ukraine

The KazakhGold Level I GDRs have not been and will not be offered to, and may not be subscribed for by, the public in Ukraine. No action has been taken to authorise an offer of the KazakhGold Level I GDRs to the public in Ukraine and the distribution of this document shall not constitute financial services for the purposes of the Law of Ukraine “On Financial Services and State Regulation of Financial Services Markets” dated 12 July 2001. Offer of the KazakhGold Level I GDRs in the Private Exchange Offer shall not constitute circulation, distribution, placement, sale, purchase or other transfer of securities in the territory of Ukraine. Accordingly, nothing in this document or any other documents, information or communications related to the KazakhGold Level I GDRs shall be interpreted as containing any offer or invitation to, or solicitation of, any such circulation, distribution, placement, sale, purchase or other transfer of securities in the territory of Ukraine. This document is strictly for private use by its holder and may not be passed on to third parties or otherwise publicly distributed. Distribution of this document solely to the limited number of persons does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Ukraine.

Important Information about this Prospectus

Investors in DRs must rely on their own examination of the Combined Group (the group resulting from the proposed combination of KazakhGold with Polyus Gold), including the merits and risks involved. Investors in DRs should rely only on the information contained in, or expressly incorporated by reference into, this Prospectus in making an assessment of the assets and liabilities, financial position, profits and losses and prospects of KazakhGold and the rights attaching to the DRs. KazakhGold has not authorised any other person to provide any investors in DRs with information regarding the DRs, other than the information contained herein. If anyone provides any investor in DRs with different or inconsistent information, such investor in DRs should not rely on it. The information contained in this Prospectus speaks only as at the date of this Prospectus and KazakhGold undertakes no duty to, and will not necessarily, update any of such information in light of new information or future events, except to the extent required by applicable law and the UK Listing Authority’s Listing Rules, Prospectus Rules, Disclosure Rules and Transparency Rules. Investors in DRs should not consider any information in this Prospectus to be investment, legal or tax advice. Each investor in DRs should consult its own counsel, accountant and other advisers for legal, tax, business, financial and related advice regarding the DRs.

Wardell Armstrong International Ltd (“WAI”) accepts responsibility for the information provided in the “Mineral Expert’s Report for the Mineral Assets held by KazakhGold in Kazakhstan and Romania” in Appendix 1 to this Prospectus (the “WAI KazakhGold Report”). WAI is independent of the KazakhGold Group, its directors, senior management and has no beneficial economic interest in the KazakhGold Group or in any of the mineral ssets being evaluated and it no remunerated by way of a fee linked to the admission or valuation of the KazakhGold Group.

Back to Contents

Having taken all reasonable care to ensure that such is the case, WAI declares that the information contained in the WAI KazakhGold Report contained in this Prospectus is, to the best of the knowledge of WAI, in accordance with the facts and contains no omission likely to affect its import.

Presentation of Financial and Certain Other Information

Financial Information

The audited consolidated financial statements of KazakhGold and its subsidiaries (the “KazakhGold Group”) as at and for the years ended 31 December 2010, 2009 and 2008, which are incorporated by reference in this Prospectus, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The audited consolidated financial statements of OJSC Polyus Gold and its subsidiaries (the “Polyus Gold Group”) as at and for the years ended 31 December 2010, 2009 and 2008, which are incorporated by reference in this Prospectus, have also been prepared in accordance with IFRS. The audited consolidated financial statements of the KazakhGold Group as at and for the years ended 31 December 2010 and 2009 have been audited by ZAO Deloitte & Touche CIS. The audited consolidated financial statements of the KazakhGold Group as at and for the year ended 31 December 2008 have been audited by BDO Stoy Hayward LLP.

The presentation currency of the audited consolidated financial statements is the US Dollar. Although financial information is presented in US Dollars, investors should not construe those translations as representation that those amounts could be converted from one currency to another at any particular rate or at all.

As disclosed elsewhere in this Prospectus, in connection with the preparation of the audited consolidated financial statements as of and for the year ended 31 December 2009, KazakhGold restated the corresponding 2008 information included in such 2009 consolidated financial statements for material identified errors, changes in accounting policies and reclassifications. As a result of this restatement, the corresponding information for 2008 included in the audited consolidated financial statements as at and for the year ended 31 December 2009 are not comparable to the amounts included in the consolidated financial statements for the year ended 31 December 2008, which had been prepared and published prior to the preparation and publication of the audited consolidated financial statements for the year ended 31 December 2009. The 2008 financial information presented throughout this Prospectus has been derived from the unaudited corresponding 2008 information included in the audited consolidated financial statements for the year ended 31 December 2009 incorporated by reference in this Prospectus and not the previously published 2008 consolidated financial statements.

The previously published consolidated financial statements for the year ended 31 December 2008 have not been restated to correct the errors or reflect the changes in accounting policies or the reclassifications. As a result, the financial information in this Prospectus is not comparative to the previously issued financial statements for the year ended 31 December 2008. The comparative restated and re-presented financial information for the year ended 31 December 2008 is in the audited consolidated financial statements as at for the year ended 31 December 2009 for comparative purposes only and is unaudited. On 25 June 2010, KazakhGold, Kazakhaltyn and Jenington commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the defendants had misappropriated funds intended for capital expenditures and overstated gold sales and production information in 2008 and 2007. These claims were settled by KazakhGold and Jenington as part of the proposed sale of the KazakhGold Operating Subsidiaries (as defined herein) to AltynGroup Kazakhstan LLP (“AltynGroup”). See “Part VII – Information on KazakhGold – Litigation”. Based on the information available to it to date, the Board of KazakhGold believes that the effect of the misappropriation of the funds intended for capital expenditures has been reflected in the restatements of the corresponding 2008 unaudited consolidated financial information contained in the 2009 audited consolidated financial statements of the KazakhGold Group, and that the restated gold sales revenue for 2008 reflects the adjustments required to account for the overstatement of gold sales that KazakhGold alleges to have been made during that period.

Other Informtion

Based on the information available to it to date, the Board of KazakhGold believes that the previously published 2008 gold sales volume and gold production information included or

Back to Contents

incorporated by reference in this Prospectus has not been updated for the errors identified due to the inability to obtain the previous records, and accordingly the gold sales volume and gold production information included in this Prospectus may be materially overstated.

Market, Economic and Industry Data

Information contained in this document relating to the gold mining industry and the competitors of the KazakhGold Group and Polyus Gold Group (which may include estimates and approximations) was derived from publicly available information, including press releases and filings under various securities laws. The primary source of information on the gold mining industry was Gold Fields Mineral Services Limited of London (“GFMS”). In addition, KazakhGold obtained currency exchange rate data from the National Bank of Kazakhstan. Information on Polyus Gold has been primarily derived from information published by Polyus Gold pursuant to the UK Listing Authority’s Disclosure Rules and Transparency Rules. The sources of such information are stated in the relevant sections of the Prospectus where such information appears. KazakhGold confirms that such information has been accurately reproduced from such sources and, as far as KazakhGold is aware and is able to ascertain, no facts have been omitted that would render the reproduced information inaccurate or misleading. However, KazakhGold has relied on the accuracy of this information without carrying out an independent verification. Accordingly, KazakhGold only accepts responsibility for accurately reproducing such extracts as they appear in this Prospectus. It accepts no further or other responsibility in respect of such information.

Currency Presentation

Unless otherwise indicated, all references in this document to “USD” or “US dollars” are to the lawful currency of the United States, all references to “KZT” or “Tenge” are to the lawful currency of the Republic of Kazakhstan (“Kazakhstan”), all references to “RUB” or “roubles” are to the lawful currency of the Russian Federation (“Russia”) and all references to “GBP”, “£” or “pounds sterling” are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland (the “United Kingdom” or “UK”).

References to Defined Terms

Certain terms used in this document, including certain capitalised terms and certain technical and other terms, are defined, and certain selected industry and technical terms used in this document, are defined, in “Definitions” and “Glossary of Technical Terms”.

Forward-Looking Statements

Certain statements in this Prospectus are not historical facts and are forward-looking statements. Forward-looking statements appear in various locations, including, without limitation, under the headings “Part I – Summary”, “Part II – Risk Factors”, “Part VII – Information on KazakhGold” and the Management Report (Management’s Discussion and Analysis of the Financial Condition and Results of Operation) for 2010, 2009 and 2008 incorporated by reference in “Part XI – Documents Incorporated by Reference”. KazakhGold may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Forward-looking statements include statements concerning the Combined Group’s plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, its competitive strengths and weaknesses, its business strategy and the trends KazakhGold anticipates in the industries and the political and legal environment in which it operates and other information that is not historical information.

Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “predicts”, “projects”, “could”, “may”, “will”, “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. These risks, uncertainties and other factors include, among other things, those listed under “Risk Factors,” as well as those included elsewhere in this Prospectus. Each prospective investor should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	changes in the prices of gold;

Back to Contents

•	changes in the Combined Group’s operating costs, including the costs of energy, transportation and labour;

•	the effects of the restrictive covenants in the Combined Group’s financing documentation;

•	changes in the Combined Group’s ability to fund its future operations and capital needs through borrowings or otherwise;

•	changes in the Combined Group’s ability to successfully implement any of its business or financing strategies;

•	developments in, or changes to, the laws, regulations and governmental policies governing the Combined Group’s businesses, including changes impacting environmental liabilities;

•	inflation, interest rate and exchange rate fluctuations;

•	changes in the Combined Group’s ability to obtain the licences necessary for its businesses;

•	changes in the political, social, legal or economic conditions in Kazakhstan and Russia;

•	the effects of international political events; and

•	the Combined Group’s success in identifying other risks to its businesses and managing the risks of the aforementioned factors.

This list of factors is not exhaustive. When relying on forward-looking statements, each prospective investor should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which the Combined Group operates. Such forward-looking statements speak only as of the date on which they are made. Accordingly, KazakhGold does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, other than as required by applicable laws or the Listing Rules, Prospectus Rules or Disclosure Rules and Transparency Rules of the UK Listing Authority. KazakhGold does not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

x

Back to Contents

Back to Contents

PART I

SUMMARY

The following summary should be read as an introduction to and in conjunction with the full text of this Prospectus. Any decision to accept the Private Exchange Offer or invest in KazakhGold should be based on a consideration of the Prospectus as a whole.

Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each member state of the European Economic Area (“EEA”), civil liability attaches to those persons responsible for the summary, including any translation of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to the information contained in this document is brought before a court, the plaintiff investor might, under the national legislation of the relevant EEA states, have to bear the costs of translating this Prospectus before legal proceedings are initiated.

Information on KazakhGold

The KazakhGold Group is one of the leading gold mining companies in Kazakhstan based upon its gold resources. The KazakhGold Group’s principal mining operations are in Northern Kazakhstan, comprising:

•	the Aksu mine (including the Aksu and adjacent Quartzite Hills deposits);

•	the Bestobe mine; and

•	the Zholymbet mine.

In addition, the KazakhGold Group has development properties in Northern, Eastern and Central Kazakhstan, as well as in Romania and exploration projects at Yuzhny Karaultube and Kyzylsor. In 2010, the KazakhGold Group produced 110.5 thousand ounces of gold and sold 103.3 thousand ounces of gold at an average achieved sale price of USD 1,107.8 per contained ounce. In 2010, the KazakhGold Group had revenue of USD 115.7 million and loss before income tax of USD 55.9 million. As at 31 December 2010, the KazakhGold Group’s total assets were USD 241.7 million.

The Proposed Combination

On 17 June 2011, the Board of KazakhGold and Polyus Gold announced the proposed combination of KazakhGold with Polyus Gold (the “Proposed Combination”), which, if completed, would result in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold, currently the indirect controlling shareholder of KazakhGold. The Proposed Combination is to be effected through a series of transactions (the “Transactions”) including a conditional private exchange offer to be made by KazakhGold to Eligible Polyus Securityholders for 16% of the issued Polyus Securities (the “Private Exchange Offer”).

The Polyus Gold Group is an international gold mining company, the largest gold producer in Russia, according to the Russian Union of Gold Miners, and one of the world’s leading gold producers based on mineral resources and production volumes. In 2010, the Polyus Gold Group produced 1.276 million troy ounces of gold (excluding 110 thousand troy ounces of gold produced by KazakhGold’s operations in 2010) or approximately 20% of total Russian gold production (1.231 million troy ounces in 2009 (excluding 30 thousand ounces of gold produced by KazakhGold’s operations during August to December 2009), representing 19% of Russian gold production).

Background

Since acquiring its 50.15% interest in KazakhGold in 2009, Jenington International Inc. (“Jenington”), a wholly-owned subsidiary of Polyus Gold, has funded the development and operations of KazakhGold. As part of the Partial Offer, Jenington also agreed to underwrite a USD 100 million placing of new KazakhGold Shares and GDRs in KazakhGold, which was completed in July 2010. Jenington now owns 65% of the issued share capital of KazakhGold.

On 30 June 2010, the Board of KazakhGold announced a proposed combination of KazakhGold and Polyus Gold, which, if completed, would have resulted in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold (the “2010 Proposed Combination”). The 2010 Proposed Combination was terminated on 26 October 2010, following the announcement by the Ministry of Industry and New Technologies of the Republic of Kazakhstan (“MINT”) that it was annulling the prior decisions of the competent authorities in Kazakhstan granting waivers of

Back to Contents

PART I  SUMMARY

the state’s pre-emptive right to acquire KazakhGold securities, including the waivers obtained for the 2010 Proposed Combination.

On 10 April 2011 KazakhGold and AltynGroup (a partnership controlled by members of the Assaubbayev family) entered into a Restated and Amended Principal Agreement (the “Amended Principal Agreement”), providing for the sale of the shares of KazakhGold’s operating subsidiaries in Kazakhstan, Romania and Kyrgyzstan (the “KazakhGold Operating Subsidiaries”). Under the Amended Principal Agreement, KazakhGold has agreed to sell the KazakhGold Operating Subsidiaries for an aggregate consideration of USD 509,000,000 as well as the provision by the buyer of funds required for KazakhGold to repay USD 62,044,198.05 in outstanding principal amount of loans advanced by Jenington, together with accrued interest. The sale, which is subject to a number of conditions, is to be made in two tranches, with the sale of 51 per cent. of the KazakhGold Operating Subsidiaries to occur by 12 September 2011 (the “First Tranche Cut-Off Date”) and the sale of the remaining interests to be completed by 31 December 2012 (the “Second Tranche Cut-Off Date”). Also, on 10 April 2011, KazakhGold, Jenington, Kazakhaltyn and members of the Assaubayev family and related companies also entered into a Settlement Deed which provides for the settlement and release of all orders, judgments and claims outstanding between them, without any admission of liability on either part (the “Settlement Deed”). All the conditions to the effectiveness of the Settlement Deed, which were required to be satisfied by 14 May 2011, have been obtained.

The completion of the sale of the KazakhGold Operating Subsidiaries remains subject to a number of conditions and may be terminated by either party in certain circumstances. See “Part VI – Information on the sale of the KazakhGold Operating Subsidiaries”. Completion of the sale of the KazakhGold Operating Subsidiaries is not a condition to completion of the Private Exchange Offer or the other Transactions.

The Private Exchange Offer

Subject to applicable securities laws, the Private Exchange Offer is being made to all existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain Eligible Polyus Securityholders inside the Russian Federation, on the following basis:

for each Polyus Share:	17.14 Level I GDRs

for each Polyus ADS:	8.57 Level I GDRs

(every two Polyus ADSs represent one Polyus Share)

On 17 June 2011 the Board of KazakhGold determined that the Exchange Ratios were fair from a financial point of view so far as the existing shareholders of KazakhGold were concerned.

Option Agreements

In addition to the Private Exchange Offer, the Transactions comprise the granting of options (the “Options”) to KazakhGold under (i) the conditional option agreement between KazakhGold and entities under the respective beneficial ownership of Nafta and Onexim, which are currently the two principal shareholders of Polyus Gold, to acquire their entire holdings of Polyus Securities (the “Principal Shareholders Option Agreement”), and (ii) a conditional option agreement between Jenington and KazakhGold to acquire Jenington’s entire holding of Polyus Shares (the “Jenington Option Agreement”). Completion of the Private Exchange Offer and the exercise of the options are both subject to conditions as described in Part V – “Information on the Transactions”.

•	Under the Principal Shareholders Option Agreement, certain Onexim group entities beneficially owned by Mr. Mikhail Prokhorov, General Director of Polyus Gold, and certain Nafta group entities beneficially owned by Mr. Suleiman Kerimov, have granted KazakhGold the option, subject to various conditions, to purchase their entire holdings of Polyus Securities, comprising 96,636,443 Polyus Shares and 85,619,611 Polyus ADSs, representing, in aggregate 73.2% of the issued and outstanding share capital of Polyus Gold.

•	Under the Jenington Option Agreement, Jenington has granted KazakhGold the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares.

Back to Contents

PART I  SUMMARY

The exchange ratio used under the Option Agreements to calculate the number of KazakhGold Shares and Level I GDRs to be issued to the principal shareholders and Jenington is the same as the ratio used in the Private Exchange Offer. The options may be exercised and exchange completed at any time prior to or after the expiration time of the Private Exchange Offer and the Principal Shareholders Option Agreement.

Following completion of the Private Exchange Offer and the exercise and settlement of the Options, Polyus Gold will become a subsidiary of KazakhGold and KazakhGold, subject to shareholder approval and admission of the GDRs to the Official List of the UKLA and to trading on the London Stock Exchange and will be renamed “Polyus Gold International Limited”.

Reasons for and benefits of the Proposed Combination

The Board of KazakhGold and Polyus Gold believe that the Proposed Combination will provide substantial benefits to both Polyus Gold and KazakhGold, as well as holders of their respective shares and depositary receipts, including:

•	Creation of a leading gold producer

•	Strong platform for growth

•	Improved financial position for KazakhGold

•	Enhanced liquidity and visibility of the Combined Group

•	Improved access to capital markets

•	Enhanced corporate governance

•	Potential to move to a Premium Listing

•	Attractive acquisition currency

•	Elimination of multiple trading platforms

The Application for Admission

On 1 December 2005, KazakhGold obtained Admission of up to 47,100,000 Regulation S GDRs. KazakhGold is applying to the UKLA and the London Stock Exchange, respectively, for Admission of up to a further 3,170,097,971 DRs, with Admission expected to become effective at 8:00 a.m., London time, on or about 25 July 2011 or any such other date after the Transactions are completed.

The Board of KazakhGold

The Board of Directors of KazakhGold currently consists of five members, including the Chairman of the Board of Directors and Chief Executive Officer, Evgeny I. Ivanov. The composition of the Board of Directors of KazakhGold is expected to change upon the completion of the Transactions.

Risk Factors

Risks associated with the KazakhGold Group

•	There can be no assurance that the proposed sale of the KazakhGold Operating Subsidiaries to AltynGroup will be completed.

•	There can be no assurance that the Proposed Combination will be completed.

•	As at 31 December 2010 the Directors concluded that a material uncertainty existed that cast significant doubt on the KazakhGold Group’s ability to continue as a going concern. The Audit Report for KazakhGold’s consolidated financial statements for the year ended 31 December 2010 contains an “emphasis of matter” paragraph which describes the working capital deficiency and the KazakhGold Group’s involvement in legal proceedings, the resolution of which was uncertain at the date of issuance of the consolidated financial statements and which may have a material impact on the KazakhGold Group’s future operations and which may cast significant doubt about the Group’s ability to continue as a going concern.

•	As a result of fire damage and disruptions to servers that occurred prior to the Partial Offer, significant historical accounting and production information has been destroyed.

•	The 2008 consolidated financial statements for the KazakhGold Group as originally reported contained material errors indicating material weaknesses in KazakhGold’s internal controls; the 2009 consolidated financial statements for the KazakhGold Group include unaudited, restated

Back to Contents

PART I  SUMMARY

corresponding financial information for 2008 and the auditors’ report on the 2009 consolidated financial statements is qualified due to the omission of a consolidated statement of financial position at 1 January 2008 and accompanying notes.

•	The KazakhGold Group requires significant funding to support its outstanding debt obligations and capital expenditure requirements, which it may not be able to obtain.

•	The KazakhGold Group has in the past been in default of the terms of the Senior Notes, and there is a risk that a default may occur in the future.

•	KazakhGold is currently subject to restrictions on its ability to pay dividends.

•	The Kazakh state may be entitled to exercise pre-emptive rights over assets acquired by the KazakhGold Group, transfers of shares in KazakhGold’s subsidiaries and the issuance of new DRs.

Risks associated with the Polyus Gold Group

•	The Polyus Gold Group requires significant capital expenditures, which may in the longer term require external financing that may not be provided.

•	The Polyus Gold Group’s principal operations are located in remote areas with harsh climates, and the delivery of supplies to the areas where it operates may be disrupted or transportation costs may increase.

•	The Polyus Gold Group may be required to purchase or lease the land occupied by its operations.

•	If transactions that Polyus Gold and its Russian subsidiaries have entered into are challenged for non-compliance with applicable legal requirements, the transactions could be invalidated or liabilities imposed on the Polyus Gold Group.

•	Legal uncertainties relating to privatisation of the Polyus Gold Group’s assets may exist.

•	Inflation may materially adversely affect the Polyus Gold Group’s results of operations.

•	The Polyus Gold Group is subject to anti-monopoly laws enforced by the Federal Anti-monopoly Service, which may result in certain limitations being imposed on the Polyus Gold Group’s activities.

•	The Polyus Gold Group is subject to limitations imposed by the Russian legislation on the rights of foreign entities to invest in certain Russian companies and in the subsoil sector.

Risks associated with the gold mining industry

•	The financial results of companies operating in the gold mining industry depend largely on the price of gold, which may be subject to significant volatility.

•	The Combined Group’s development strategy may not succeed.

•	Success in the gold mining industry depends on maintaining a highly qualified, skilled workforce, including qualified geologists and other mining specialists.

•	Gold exploration and the development of mines involves a high degree of risk and uncertainty.

•	The volume and grade of the ore the Combined Group recovers may not conform to current expectations.

•	The Combined Group’s business could be adversely affected if it fails to obtain, maintain or renew necessary contracts, licences and permits, including subsoil licences, or fails to comply with the terms of its contracts, licences and permits.

•	The Combined Group will be subject to mining risks.

•	The Combined Group will be subject to extensive environmental controls and regulation.

•	The Combined Group’s operations will depend to a significant extent on external contractors.

•	The Combined Group may not be able to renew arrangements with trade unions on favourable terms, and its operations could be adversely affected by strikes and lockouts.

•	The Combined Group will be responsible for maintaining part of the social and physical infrastructure in some of the regions in which it operates.

•	The Combined Group’s level or scope of insurance coverage may not be adequate.

Back to Contents

PART I  SUMMARY

•	The Combined Group will be subject to exchange rate risks.

•	Kazakh and Russian currency control regulations may hinder the Combined Group’s ability to conduct business.

•	Emerging markets such as Kazakhstan or Russia are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Risks relating to the Transactions and the DRs

•	KazakhGold may not acquire the entire issued and outstanding share capital of Polyus Gold as a result of the Transactions.

•	Voting rights with respect to the KazakhGold Shares represented by the DRs are limited by the terms of the relevant Deposit Agreement.

•	KazakhGold is not subject to mandatory corporate governance requirements.

•	The principal shareholders of KazakhGold following the Transactions have the ability to exert significant influence over the Combined Group and its business, and the interests of those principal shareholders may conflict with those of other shareholders of KazakhGold.

•	Future sales of KazakhGold Shares or DRs may affect the market price of the DRs.

•	The price of DRs may be highly volatile.

•	If the Transactions are completed, Polyus Gold intends to de-list the Polyus ADSs and terminate the Polyus ADR programme.

Back to Contents

  PART II

RISK FACTORS

Investing in the DRs involves a high degree of risk. Prospective investors should carefully consider the following risk factors, and all information contained in this document, before investing in the DRs. KazakhGold has described below the risks and uncertainties that the management of KazakhGold believes to be material, but additional risks and uncertainties that KazakhGold is not aware of or that KazakhGold currently believes are immaterial may also adversely affect the Combined Group’s business, operating results and financial condition. If any of these events occur, the Combined Group’s business, operating results and financial condition could be materially and adversely affected, the price of the DRs may decline and/or its ability to pay dividends could be impaired. Prospective investors should pay particular attention to the fact that the majority of the KazakhGold Group’s assets are located in Kazakhstan and, following completion of the Transactions, will be located in Russia, each of which has a legal and regulatory regime that differs in many respects from legal and regulatory regimes in other countries.

Risks associated with the KazakhGold Group

There can be no assurance that the proposed sale of the KazakhGold Operating Subsidiaries to AltynGroup will be completed

The completion of the first tranche and the second tranche of the sale of the shares of the KazakhGold Operating Subsidiaries to AltynGroup is subject to a number of conditions set forth in the Amended Principal Agreement, including the execution of definitive transaction documentation, including a Share Purchase Agreement and Shareholders’ Agreements; the Settlement Deed having become fully unconditional and remaining in full force and effect; and receipt and effectiveness of all required governmental approvals, consents and waivers. The conditions to the effectiveness of the Settlement Deed, which were required under the Settlement Deed to be satisfied by 14 May 2011, have been obtained. These included the obtaining of waivers from the MINT of its pre-emptive rights over KazakhGold securities in order to permit the Transactions to proceed and the issuance to KazakhGold of the LOC. In addition, either party may terminate the Amended Principal Agreement if the parties fail to achieve the completion of the sale of the First Tranche by the First Tranche Cut-Off Date or in the event of a material breach by the other party of the provisions of the Amended Principal Agreement.

A number of conditions to completion of the sale remain to be satisfied, including negotiation and execution of definitive documentation for the sale, and receipt of all approvals, consents and waivers not already obtained to permit the sale. In addition, while the Amended Principal Agreement does not contain a condition that AltynGroup obtains financing to complete the sale, if AltynGroup were to fail to obtain any required financing it would not be able to complete the first tranche transactions, leading to a breach and possible termination of the Amended Principal Agreement.

As a result of these conditions, there can be no assurance that the sale of the KazakhGold Operating Subsidiaries will be completed as contemplated by the Amended Principal Agreement. If the sale of the KazakhGold Operating Subsidiaries does not occur, the repayment by AltynGroup of the amounts outstanding to Jenington and of the Senior Notes will not take place as required by the Amended Principal Agreement, and KazakhGold will remain primarily obligated to repay the amounts owing under these loans and the Senior Notes as they become due. In the absence of the Proposed Combination, KazakhGold will rely on funding generated by its own operations and funding from Jenington or Polyus Gold to support its debt obligations. KazakhGold’s own operations have not provided adequate funds to support its debt obligations and since the completion of the Partial Offer in August 2009 it has relied on Jenington for funding these obligations. Neither Jenington nor Polyus Gold has committed to provide financial support to KazakhGold beyond 30 April 2012. Accordingly, if neither the sale of the KazakhGold Operating Subsidiaries nor the Proposed Combination were to occur, there can be no assurance that KazakhGold will have sufficient funding beyond 30 April 2012 to support its financial obligations, which would have a material adverse effect on the Combined Group’s business, financial condition, results of operations or prospects, as well as the trading price of the DRs. The sale of the KazakhGold Operating Subsidiaries is not a condition to completion of the Private Exchange Offer or the Transactions. See “Part VI – Information on the Sale of the KazakhGold Operating Subsidiaries”.

Back to Contents

PART II RISK FACTORS

There can be no assurance that the Proposed Combination will be completed

Completion of the Private Exchange Offer and the exercise of the Options are each subject to conditions, including the acceptance by the Expiration Time of the Private Exchange Offer with respect to Polyus Securities representing in aggregate 16% of the issued and outstanding share capital of Polyus Gold. See “Part V – Information on the Transactions – Conditions to the Private Exchange Offer”. If the Private Exchange Offer and the exercise of the Options are not completed, the benefits that are expected to result from the Proposed Combination, including the improved financial position for KazakhGold, will not occur. See “Part V – Information on the Transactions – Reasons for and benefits of the Proposed Combination”.

Completion of the sale of the KazakhGold Operating Subsidiaries is not conditional on completion of the Proposed Combination. If the sale of the KazakhGold Operating Subsidiaries is completed but the Proposed Combination does not occur, then the KazakhGold Group will not have any remaining significant operations and the principal assets remaining at KazakhGold will be the proceeds of the sale of the KazakhGold Operating Subsidiaries to AltynGroup. The Board of KazakhGold has not yet determined how to use the proceeds from the sale. Although the proceeds could be used for the investment or acquisition of other businesses, distributed to shareholders or used for other purposes, there can be no assurance that any such investment or acquisition would be successful or that the shareholders would receive the full value of the proceeds from the sale to AltynGroup if, for instance, any investments or acquisitions do not generate the anticipated returns. The decision on how to use the proceeds from the sale to AltynGroup may not be made immediately, and until the decision is made the assets remaining at KazakhGold will primarily consist of the proceeds from the sale, which would not be expected to generate significant returns to the Company or, indirectly, the holders of DRs. During this period trading in the DRs may be significantly impaired, as there would be substantial uncertainty as to the use of the proceeds and the future development of KazakhGold.

In addition, if neither the sale of the KazakhGold Operating Subsidiaries nor the Proposed Combination is completed, then there can be no assurance that KazakhGold will have sufficient funding beyond 30 April 2012 (when Jenington’s current commitment, in the absence of the Proposed Combination, to provide funding ends) to support its financial obligations, which would have a material adverse effect on the KazakhGold Group’s business, financial condition, results of operations or prospects, as well as the trading price of the DRs. See “– There can be no assurance that the proposed sale of the KazakhGold Operating Subsidiaries to AltynGroup will be completed”.

As at 31 December 2010 the Directors concluded that a material uncertainty exists that cast significant doubt on the KazakhGold Group’s ability to continue as a going concern. The Audit Report for KazakhGold’s consolidated financial statements for the year ended 31 December 2010 contains an “emphasis of matter” paragraph which describes the working capital deficiency and the KazakhGold Group’s involvement in legal proceedings, the resolution of which was uncertain at the date of issuance of the consolidated financial statements and which may have a material impact on the KazakhGold Group’s future operations and which may cast significant doubt about the Group’s ability to continue as a going concern.

The KazakhGold Group incurred a loss in 2010 of USD 57,271 thousand (compared to USD 143,739 thousand in 2009), had negative working capital of USD 233,169 thousand at 31 December 2010 (compared to USD 277,394 thousand at 31 December 2009) and had cash outflows from operations in 2010 of USD 43,886 thousand (compared to USD 48,987 thousand in 2009). The negative working capital position at 31 December 2010 and 2009 arose primarily as a consequence of the classification of the Senior Notes as a current liability, as a result of breaches of their terms.

In connection with the preparation of its 2010 consolidated financial statements, KazakhGold’s Directors concluded that as a consequence of the financial difficulties discussed above, as well as the legal proceedings entered into with former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. (see “Part VII – Information on KazakhGold – Litigation”), coupled with the actions taken by the Kazakhstan government following launch of the 2010 Proposed Combination, indicated the existence of a material uncertainty that cast significant doubt upon the KazakhGold Group’s ability to continue as a going concern and that therefore the KazakhGold Group may be unable to realise its assets and meet its obligations in the ordinary course of business.

Back to Contents

PART II RISK FACTORS

KazakhGold’s Directors considered the following in determining whether or not the 2010 consolidated financial statements should be prepared on a going concern basis:

•	Polyus Gold’s guarantee of the Senior Notes;

•	Polyus Gold’s confirmation of its intention to support the KazakhGold Group’s operations for a period to 30 April 2012, as long as it continues to be KazakhGold’s parent, and that Polyus Gold has a historical track record of profit from operations and generates sufficient cash flows to provide the KazakhGold Group with funding for its operations; and

•	Kazakhaltyn, KazakhGold’s largest operating subsidiary, continues to be a significant employer in the regions in Kazakhstan where it operates and therefore management believes that Kazakhaltyn would obtain support from the local government authorities to continue operating in that region.

Based on this assessment, in connection with the preparation of the 2010 consolidated financial statements, KazakhGold’s Directors concluded that it was reasonable that the KazakhGold Group will be able to finance its operations and meet its obligations for a period not less than twelve months from the date of issuance of those consolidated financial statements. Accordingly, management continued to adopt the going concern basis of accounting in preparing the consolidated financial statements for the year ended 31 December 2010. However, management further concluded at that date that a material uncertainty existed which casts significant doubt on KazakhGold Group’s ability to continue as a going concern as disclosed in Note 1 to the 2010 financial statements. As at the date of the issuance of the financial statements, although the Amended Principal Agreement and the Settlement Deed had been entered into, there still existed significant conditions to completing the transactions contemplated by the Amended Principal Agreement and the effectiveness of the Settlement Deed, which was needed to resolve the disputes with the members of the Assaubayev family and release of the freezing orders issued by the Government of Kazakhstan. See “Part VII – Information on KazakhGold – Litigation – Proceedings against former Directors and other defendants”. In addition, the Senior Notes remained in default, and the consent solicitation to waive the existing defaults completed on 17 June 2011 had not yet occurred. The Audit Report for KazakhGold’s consolidated financial statements for the year ended 31 December 2010 contains an “emphasis of matter” paragraph which draws attention to the Note to the consolidated financial statements where the uncertainties are described and explained.

Since the date the 2010 consolidated financial statements were issued, the legal proceedings discussed above were settled by KazakhGold and Jenington as part of the proposed sale of the KazakhGold Operating Subsidiaries to AltynGroup, and the Kazakhstan Government has issued the necessary consents and waivers to complete the Proposed Combination. As of the date of this Prospectus, substantially all of the freezing orders imposed by the AECC have been lifted, although there remain some procedural steps that need to be carried out on some of them before they are formally lifted. Kazakhaltyn has applied to the competent State Attorney’s office of the Republic of Kazakhstan for the lifting of the outstanding freezing orders in respect of the bank accounts held by Kazakhaltyn in two banks. KazakhGold expects that the outstanding freezing orders will lifted by the end of June 2011, although this term may be extended at the discretion of the State Attorney’s office. As of the date of this Prospectus, KazakhGold had less than USD 1 million on deposit in the accounts subject to the freezing order, and accordingly KazakhGold does not expect that the continued impact of the freezing orders until they are released to be material. In addition, following a consent solicitation completed on 17 June 2011, the existing defaults under the Senior Notes were waived by the holders, which also waived any prospective defaults resulting from the Transactions. However, there can be no assurance that the circumstances that existed as at 31 December 2010 that cast significant doubt on the KazakhGold Group’s ability to continue as a going concern will not re-occur. The completion of the sale of the KazakhGold Operating Subsidiaries and the Private Exchange Offer are both subject to conditions outside of KazakhGold’s control and which may not be satisfied. See “– There can be no assurance that the proposed sale of the KazakhGold Operating Subsidiaries to AltynGroup will be completed” and “– There can be no assurance that the Proposed Combination will be completed”. In light of the KazakhGold Group’s current financial condition and recent operating and financial performance, if either the Proposed Combination or the proposed sale of the KazakhGold Operating Subsidiaries were not to occur, there can be no assurance that the KazakhGold Group would be able to service its debt or fund all its investment requirements out of its cash flows from operations or that the KazakhGold Group would continue to receive funding from Jenington. See “– The KazakhGold

Back to Contents

PART II RISK FACTORS

Group requires significant funding to support its outstanding debt obligations and capital expenditure requirements, which it may not be able to obtain”. Furthermore, if the sale of the KazakhGold Operating Subsidiaries were to occur but the Proposed Combination was not completed, the assets remaining at KazakhGold would primarily consist of the proceeds from the sale, which would not be expected to generate significant returns to the Company or, indirectly, the holders of DRs. During this period trading in the DRs may be significantly impaired, as there would be substantial uncertainty as to the use of the proceeds and the future development of KazakhGold. There also can be no assurance that a default under the Senior Notes will not occur in the future. See “-KazakhGold has in the past been in default of the terms of the Senior Notes, and there is a risk that a default may occur in the future”. Any of these outcomes would likely have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

As a result of fire damage and disruptions to servers that occurred prior to the Partial Offer, significant historical accounting and production information has been destroyed

Following completion of Jenington’s Partial Offer, the new management of KazakhGold discovered that fires and disruptions to servers destroyed significant historical information for periods prior to 1 January 2009. In June 2009, there was a fire at an important administrative storage site in Aksu, during which, and in the subsequent cleanup, substantially all historical financial information related to periods prior to 2009 in respect of the activities of KazakhGold’s subsidiaries was destroyed. In addition, the accounting information and databases for the periods prior to 1 January 2009 were subsequently lost as a result of technical breakdowns with the subsidiaries’ servers. Project documentation which remains available is mostly outdated or is incomplete. Furthermore, the KazakhGold Group experienced a substantial outflow of qualified personnel in the first half of 2009, and, consequently, new management has had limited opportunity to confirm data for periods prior to 1 January 2009 with staff who were employed by KazakhGold during those periods.

Although the new management of KazakhGold has expended substantial time and effort to gather information to understand the historical transactions which contributed to the KazakhGold Group’s difficult financial situation following the Partial Offer, it is unable to fully verify all of the financial and production information relating to periods prior to 1 January 2009. Financial information and documentation for the year ended 31 December 2009 are available, and therefore KazakhGold was able to prepare financial statements for 2009 year. In addition, the accounting database as of 1 January 2009 is available.

Due to the fact that fire destroyed a significant amount of historical information, including purchase and construction costs of property, plant and equipment, management was unable to restore information on opening balances for property, plant and equipment, KazakhGold used the revaluation model for the measurement of property, plant and equipment to provide reliable and relevant information about the Group’s assets as described in Note 2 to the KazakhGold Group’s consolidated financial statements for the year ended 31 December 2009 incorporated by reference in this Prospectus. Management also performed a reconciliation of other financial information in accounting database at 1 January 2009.

The 2008 consolidated financial statements for the KazakhGold Group as originally reported contained material errors indicating material weaknesses in KazakhGold’s internal controls; the 2009 consolidated financial statements for the KazakhGold Group include unaudited, restated corresponding financial information for 2008 and the auditors’ report on the 2009 consolidated financial statements is qualified due to the omission of a consolidated statement of financial position at 1 January 2008 and accompanying notes.

In the course of preparing the consolidated financial statements for 2009, certain errors were identified in respect of the previously published consolidated financial statements of KazakhGold for the year ended 31 December 2008. In addition, the effect of loss of information due to fires and other disruptions that occurred prior to the Partial Offer indicated material weaknesses in KazakhGold’s internal controls. New management of KazakhGold considers that the existence of errors and loss of data resulted from ineffective controls. Moreover, the new management team has reconsidered certain accounting policies and presentations and has addressed these items in the preparation of the consolidated financial statements for the year ended 31 December 2009.

KazakhGold’s new management has implemented a series of measures to improve its internal controls, including instituting stricter controls and monitoring processes. These measures include the implementation of improved storage procedures and the introduction of a new server.

Back to Contents

PART II RISK FACTORS

Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that either KazakhGold or the KazakhGold Group, or Polyus Gold or the Polyus Gold Group, will be unable to comply with their respective obligations as a company with securities admitted to the Official List.

The errors identified by management of KazakhGold comprised the following:

•	Accounting for the acquisition of Norox Mining Company Limited. In 2009, management identified an error in the original accounting for the acquisition of 100% of the share capital of Norox Mining Company Limited in 2007. Norox Mining Company Limited is the owner of 66.7% of the share capital of JSC Talas Gold Mining Company. At the time of the original accounting, the acquisition of Norox Mining Company Limited was treated as an asset acquisition. The fair values of identifiable net assets were determined and the difference between consideration transferred and fair value of identifiable net assets acquired was recognised as “Negotiation Rights” within intangible assets.

Management determined in 2009 that the negotiation rights did not meet the recognition criteria for intangible assets at the date of acquisition of Norox Mining Company Limited as these rights did not arise from contractual or other legal rights. The correction of this error resulted in a reduction to intangible assets and retained earnings by USD 48.5 million at 31 December 2008.

•	Capitalisation of certain construction, repair, maintenance and exploration works during the year ended 31 December 2008. In 2009, management identified errors in the treatment of certain costs that were recorded as asset additions during 2008. These costs did not meet the criteria for asset recognition and should have been expensed when incurred, together with finance costs capitalised on those assets, instead of reflected as asset additions. Corresponding financial information for 2008 has been restated to write off these additions and to reflect them as costs during the period.

In addition, management has made an assessment of taxes and penalties to which the KazakhGold Group is exposed due to inappropriate capitalisation of the property, plant and equipment. As a result, additional value added tax has been recorded in the 2008 restated statement of financial position.

The correction of these errors reduced retained earnings by USD 193 million at 31 December 2008.

•	Advances paid to contractors and revenue from sales of gold. In 2008, the KazakhGold Group recorded revenue from gold sales in the amount of USD 36,739 thousand to a customer, as part of a series of offsetting arrangements with certain suppliers to the KazakhGold Group. Accounts receivable from these gold sales were not repaid by 31 December 2008, but were purportedly settled by the customer with the KazakhGold Group’s suppliers. As a result of such purported settlement, advances paid to suppliers of the same amount were recorded in the KazakhGold Group’s consolidated financial statements for the year ended 31 December 2008.

In 2009, management performed an investigation of the relevant transactions and concluded that there was no substance to the transactions. The financial effect of this error has been corrected and the consolidated financial statements have been restated to reflect the reversal of previously recorded revenues and trade and other receivables. The correction of these errors reduced revenues by USD 37 million for the year ended 31 December 2008 and retained earnings by USD 37 million at 31 December 2008.

•	Other errors. The new management also identified other errors which have been adjusted at 31 December 2008. These include (i) an error in the original calculation and accounting for environmental obligations; (ii) an error in accounting for historical costs related to a charge levied by the Government of the Republic of Kazakhstan to compensate the State for historical geological works in respect of mineral reserves and resources; and (iii) errors in the amount of current tax payable and other taxes payable recorded at 31 December 2008.

As a result of the identification of these material errors, as well as the changes in accounting policy and reclassifications made by KazakhGold, the corresponding financial information as of and for the year ended 31 December 2008 included in the KazakhGold Group’s consolidated financial statements for the year ended 31 December 2009 has been restated, and this corresponding

Back to Contents

PART II RISK FACTORS

financial information is unaudited. The auditors’ report on these financial statements contains an “Emphasis of Matter” to draw attention to these matters.

In addition, the auditors’ report on the 2009 consolidated financial statements of the KazakhGold Group is qualified due to the omission of a consolidated statement of financial position at 1 January 2008 and accompanying notes as required by IAS 1 “Presentation of Financial Statements” where an entity restates its consolidated financial statements.

On 25 June, 2010, KazakhGold, Kazakhaltyn and Jenington commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the defendants had misappropriated funds intended for capital expenditures and overstated gold sales and production information in 2008 and 2007. These claims were settled by KazakhGold and Jenington as part of the sale of the KazakhGold Operating Subsidiaries to AltynGroup. See “Part VII – Information on KazakhGold – Litigation”. Gold Lion is a shareholder of KazakhGold. See “Part VII – Information on KazakhGold – Principal Shareholders of KazakhGold”. Based on the information available to it to date, the Board of KazakhGold believes that the effect of the misappropriation of the funds intended for capital expenditures has been reflected in the restatements of the 2008 unaudited consolidated financial information contained in the 2009 audited consolidated financial statements of the KazakhGold Group, and that the restated gold sales revenue for 2008 reflects the adjustments required to account for the overstatement of gold sales that KazakhGold now alleges to have been made during that period. The previously published 2008 gold sales volume and gold production information included or incorporated by reference in this Prospectus has not been updated for the errors identified due to the difficulties in confirming such information as a result of the unavailability of financial records for such period and, accordingly, the gold sales volume and gold production information included or incorporated by reference in this Prospectus may be materially overstated.

The KazakhGold Group requires significant funding to support its outstanding debt obligations and capital expenditure requirements, which it may not be able to obtain

The KazakhGold Group has substantial debt. As of 1 June 2011, the KazakhGold Group had the following outstanding borrowings: (i) USD 200,000,000 Senior Notes, guaranteed by Polyus Gold; (ii) USD 65,023,188 in loans from Jenington; and (iii) a USD 34,127,500 loan from Gold Lion. In addition, the KazakhGold Group’s business requires significant capital expenditures to perform rehabilitation and modernisation work at its underground mines and upgrade its processing technologies, as well as for the exploration and development of its mineral assets. See “Part VII – Information on KazakhGold – Capital Expenditure”. If the KazakhGold Group chooses to acquire a mining licence in relation to the Jerooy deposit in Kyrgyzstan, furthermore, KazakhGold Group would then be required to pay an additional sum of up to USD 80 million to Oxus Gold plc within 30 days of the acquisition of such licence and the commencement associated development or production activities under the terms of its acquisition from Oxus Gold of Norox Mining Company Limited. See “Part VI – Information on KazakhGold – Material Contracts”.

Since completion of the Partial Offer, the KazakhGold Group has not been able to generate sufficient cash flows from operations to service its debt, and has relied on funding supplied by Jenington to support its debt and other obligations. The KazakhGold Group had a loss in 2010 of USD 57,271 thousand (compared to USD 143,739 thousand in 2009), and had cash outflows from operations in 2010 of USD 43,886 thousand (compared to USD 48,987 thousand in 2009).

The Amended Principal Agreement provides for the guarantee and subsequent repayment by AltynGroup of the Senior Notes, the repayment of the loans outstanding to Jenington and the cancellation of the Gold Lion loan. However, the completion of the transactions contemplated by the Amended Principal Agreement is subject to a number of conditions set forth in the Amended Principal Agreement, and there can be no assurance that it will occur. See “– There can be no assurance that the proposed sale of the KazakhGold Operating Subsidiaries to AltynGroup will be completed”.

In light of the KazakhGold Group’s current financial condition and recent operating and financial performance, if either the Proposed Combination or the proposed sale of the KazakhGold Operating Subsidiaries were not to occur, there can be no assurance that the KazakhGold Group would be able to service its debt or fund all its investment requirements out of its cash flows from operations or that the KazakhGold Group would continue to receive funding from Jenington. There is furthermore no assurance that the KazakhGold Group would otherwise be able to obtain financing to service or refinance its debt, to meet its capital expenditure requirements, or to fund

Back to Contents

PART II RISK FACTORS

the payment to Oxus Gold should it choose to acquire a mining licence in relation to the Jerooy deposit in Kyrgyzstan. The terms of the existing Senior Notes include restrictions as to the ability of the KazakhGold Group to incur additional indebtedness and additional restrictive covenants. As a result of these restrictions, absent the guarantee and subsequent repayment of the Senior Notes by AltynGroup as contemplated in the Amended Principal Agreement, the KazakhGold Group would be limited in its ability to obtain further financing.

Moreover, the KazakhGold Group’s ability to secure debt or equity financing in amounts sufficient to meet the financial needs of the KazakhGold Group could be adversely affected by many factors beyond the KazakhGold Group’s control, including, but not limited to, economic conditions in Kazakhstan and, following completing the Transactions, in Russia, and the health of the Kazakhstan, Russian and international banking sectors.

Any additional equity financing may be dilutive to shareholders of KazakhGold, and debt financing, if available, may involve restrictions on financing and operating activities. There can be no assurance that any additional funding required by the KazakhGold Group will be made available to it, and, if such funding is available, that it will be offered on reasonable terms. If the KazakhGold Group is unable to obtain additional financing as needed, it may experience a further deterioration in its operating performance, default on its debt or be forced to delay or cancel its expansion plans, which may have a material adverse effect on the KazakhGold Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

KazakhGold has in the past been in default of the terms of the Senior Notes, and there is a risk that a default may occur in the future

On 1 October 2009, KazakhGold notified the Trustee for its Senior Notes that it had decided not to publish interim financial statements for the first six months of 2009 (covering the period prior to the completion of the Partial Offer), as required by the terms of the Senior Notes, as it was then in the process of trying to recover and restore primary accounting and production information, in order to confirm the historical accounting records. On 15 February 2010, KazakhGold further notified the Trustee that the entry into the USD 50 million loan agreement with Jenington on 4 February 2010 did not comply with certain terms and conditions of the Senior Notes since, in order to have the loan made without delay or additional cost, KazakhGold had not obtained an opinion on the terms of the loan from an independent investment bank nor was the loan subordinated in accordance with the restriction on indebtedness covenant under the terms of the Senior Notes. Following a consent solicitation completed on 27 July 2010, these defaults were again waived by holders of Senior Notes, with the waivers effective until 31 December 2010. In addition the freezing orders placed by the Agency on Fighting with Economic and Corruption Crimes in Kazakhstan in July – September 2010 over certain bank accounts held in Kazakhstan by Kazakhaltyn, as well as further loans by Jenington in 2011 to fund interest payments on the Senior Notes and other obligations, which did not comply with the restrictions on “Affiliate Transactions” set forth in the terms of the Senior Notes, and the failure of Kazakhaltyn to make payments on the underlying Loan Agreement with KazakhGold as required by the terms of the Senior Notes (although the corresponding interest payments on the Senior Notes were paid when due) resulted in further breaches. KazakhGold intends to comply with the reporting requirements of the Senior Notes in the future.

Following a consent solicitation completed in June 2011, the defaults which were waived in the consent solicitation in 2010 were again waived by holders of the Senior Notes, which also waived any prospective defaults resulting from the Transactions and the sale of KazakhGold Operating Subsidiaries. In the consent solicitation the Senior Noteholders also waived the defaults resulting from the freezing orders placed by the Agency on Fighting with Economic and Corruption Crimes, the loans obtained from Jenington in 2011 and the failure of Kazakhaltyn to make payments on the underlying Loan Agreement with KazakhGold. As provided by the Amended Principal Agreement, AltynGroup bore the costs of the 2011 consent solicitation, including fees paid to the holders of the Senior Notes and related advisers’ fees. KazakhGold intends to comply with the reporting requirements of the Senior Notes in the future.

In addition to the obligations which resulted in the defaults described above, KazakhGold, together with its subsidiaries, continue to be required to comply with various other covenants under the Senior Notes, including limitations on: (i) the incurring of financial indebtedness; (ii) the payment of dividends and distributions; (iii) the granting of security over the KazakhGold Group’s assets; (iv) mergers and restructurings; and (v) disposal of assets. KazakhGold’s failure to comply with any of these obligations would constitute an Event of Default under the Senior Notes, and KazakhGold

Back to Contents

PART II RISK FACTORS

may in such circumstances be required to make an early redemption of the Senior Notes, along with accrued interest and expenses. In addition, KazakhGold’s obligations under the Senior Notes are secured by a charge and assignment of its rights in respect of the loan agreement, under which KazakhGold lent the net proceeds of the issuance of the Senior Notes to Kazakhaltyn. See “Part VII – Information on KazakhGold – Material Contracts”.

Although KazakhGold’s obligations with respect to the Senior Notes are guaranteed by Polyus Gold, in the event that an enforcement notice is delivered to KazakhGold as a result of non-compliance with the terms of the Senior Notes, and Polyus Gold were to make the required payments on KazakhGold’s behalf under its guarantee, Polyus Gold would have a claim for repayment of such amounts against KazakhGold under the guarantee. In these circumstances, if KazakhGold did not have the necessary resources to satisfy those payment obligations, or obtain funds from other sources under favourable conditions, the Combined Group’s business, financial condition, results of operations or prospects, as well as the trading price of the DRs, would be materially adversely affected. A default may also lead to a default in other indebtedness incurred by KazakhGold and, following completion of the Transactions, Polyus Gold. See “Part VII – Information on KazakhGold – Material Contracts”.

Under the Amended Principal Agreement, AltynGroup is required to provide KazakhGold with an irrevocable unconditional guarantee or stand-by letter of credit in respect of 51% of all sums payable under the Senior Notes on or prior to completion of the sale of the first tranche of the KazakhGold Operating Subsidiaries. This guarantee will be increased proportionally to the number of shares acquired by AltynGroup.

KazakhGold is subject to restrictions on its ability to pay dividends

KazakhGold is restricted from paying dividends under the terms of the Senior Notes. The terms of the Senior Notes prohibit the payment of dividends unless, at the time of payment of the dividend, it would be able under those terms to incur additional indebtedness and no default has occurred and is continuing. No assurance can be given that KazakhGold would be able to comply with such conditions for the payment of a dividend to its shareholders. In addition, given its status as a holding company, KazakhGold’s operating results and its financial condition are entirely dependent on the trading performance of its subsidiaries. As a result, KazakhGold’s ability to pay dividends will largely depend on the level of distributions, if any, received from KazakhGold’s subsidiaries, including, following completion of the Transactions, Polyus Gold and its subsidiaries. Dividend payments may also be limited from time to time by foreign exchange regulations, regulatory, fiscal or other restrictions. KazakhGold did not declare any dividends in 2008, 2009 and 2010. See “Part VII – Information on KazakhGold – Dividend Policy.”

The Kazakh state may be entitled to exercise pre-emptive rights over assets acquired by the KazakhGold Group, transfers of shares in KazakhGold’s subsidiaries and the issuance of new DRs

The Kazakhstan Subsoil Law provides the Kazakhstan government with a pre-emptive right to acquire subsoil use rights and equity interests in any entity holding subsoil use rights and in any entity which may directly or indirectly determine or exert influence on decisions made by a subsoil user, if the main activity of such entity is related in subsoil use in Kazakhstan, upon the transfer of such rights or interests. This pre-emptive right permits the Kazakhstan government to purchase any such subsoil use rights or equity interests being offered for transfer on terms no less favourable than those offered by other purchasers.

The Kazakhstan government authorities have the right to terminate a subsoil user contract if a transaction takes place in breach of this law. These provisions apply both to Kazakhstan and overseas entities. The exact scope of the law is uncertain and there is no precedent to indicate how it may be applied. It is unclear whether the right of pre-emption could be exercised in respect of transfers which have occurred without notice to the relevant authority and whether such prior transactions could be unwound. Under the Kazakhstan Subsoil Law, the competent authority has a right to terminate the subsoil use contract in the case of a failure to obtain a state waiver of such pre-emptive rights. Under current Kazakhstan law, furthermore, transactions entered into without such a waiver are invalid as from the date of signing, and the failure to notify the competent authority of such a transaction within five business days following its conclusion constitutes a ground for invalidation of the transaction. There is no precedent establishing the application of these provisions for a transaction concluded outside Kazakhstan. KazakhGold’s management cannot be certain whether such waivers were obtained in respect of previous share transfers and

Back to Contents

PART II RISK FACTORS

acquisitions by members of the KazakhGold Group. Furthermore, it is uncertain whether these pre-emptive rights would apply to an issuance of KazakhGold Shares (including in the form of DRs) by KazakhGold, and KazakhGold’s new management believes that KazakhGold may not have obtained a waiver of such rights for each of its previous KazakhGold Share issuances. The Company does not believe there is a legal basis or mechanism under the law that applied prior to 24 June 2010, when the current Subsoil Law was adopted, for any KazakhGold DR issuances prior to that time for which a valid waiver may not have been obtained to be invalidated, and that the remedy that would be available to the Kazakhstan government would be limited to termination of the subsoil license. In the event that the Kazakhstan government exercised its pre-emption rights in respect of any transfer of assets or equity interests by, within or to the KazakhGold Group, such exercise may have a material adverse effect on the trading price of the DRs. The KazakhGold Group has obtained a waiver from the MINT of its pre-emptive rights over KazakhGold securities in order to permit the Transactions to proceed.

As required by the Amended Principal Agreement, the Republic of Kazakhstan has waived the state’s pre-emptive right to acquire any or all of the KazakhGold Shares or DRs to be issued as consideration under the Transactions. See “Part VI – Information on the sale of the KazakhGold Operating Subsidiaries”.

Kazakh competition regulations and procedures are subject to uncertainties

Under Kazakh competition law, the prior consent of the Anti-Trust Agency is required for any acquisition of the direct or indirect control of a Kazakh entity, or over 25% of the shares or 10% of the assets in such an entity. Failure to obtain such prior consent could render the acquisition invalid, upon the application by the Kazakh Government Anti-Trust Agency to a Kazakh court. However, the Anti-Trust Agency can only make such application to a court on the basis that competition has been reduced as a result of such acquisition or the acquirer’s abuse of its dominant position in the market. In the event that the Anti-Trust Agency were to find any or all of the KazakhGold Group’s acquisitions to be anti-competitive and were to set aside any or all of these transactions, KazakhGold may lose its interest in such subsidiary or assets, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs. See “Part XII – Regulatory Matters – Subsoil Use Regulations – Anti-monopoly Regulation”.

As required by the Amended Principal Agreement and applicable law, the Competition Committee will need to approve the sale of the KazakhGold Operating Subsidiaries. AltynGroup has made the filing required for the approval, although the approval has not yet been granted. See “Part VI – Information on the sale of the KazakhGold Operating Subsidiaries”.

If transactions that KazakhGold and its subsidiaries have entered into are challenged for non-compliance with applicable Kazakh legal requirements, the transactions could be invalidated or liabilities imposed on the KazakhGold Group

KazakhGold’s management believes that KazakhGold and its Kazakh subsidiaries have taken a variety of actions relating to share issuances, share and asset disposals and acquisitions, charter capital increases and decreases, valuation of property, interested party transactions, major transactions, currency control and anti-monopoly issues, in respect of which the applicable legal procedures are not always clear and which, therefore, could be subject to legal challenges. If any such challenge was successful, it could result in the invalidation of the relevant transaction, seizure of the relevant assets or the imposition of liabilities on the KazakhGold Group. Moreover, since many provisions of Kazakh law are open to many different interpretations, KazakhGold and its Kazakh subsidiaries may not be able to successfully defend any challenge in respect of such transactions. The invalidation of any such transactions or imposition of any such liabilities could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

KazakhGold’s operations in Romania are subject to specific risks

KazakhGold’s subsidiaries in Romania, Romaltyn Mining and Romaltyn Exploration, face a number of risks associated with their activities in Romania. Romaltyn Mining owns a gold treatment plant with an aggregate capacity to treat 2.5 million tonnes of ore and tailings per annum. In order to commence operations, Romaltyn Mining must carry out modernisation works and obtain an Integrated Environmental Permit (IEP) before the expiry of its licence, which is currently scheduled to expire in July 2012. The IEP will be issued only upon the completion and acceptance of all

Back to Contents

PART II RISK FACTORS

planned capital works scheduled for the modernisation and for improvements in the plant’s safety levels, and only if the various allowable criteria for waste management are met. As a result of the lack of financing at KazakhGold, Romaltyn has been unable to meet certain of its obligations under the construction and other permits required to complete the works necessary to obtain the IEP, and there can be no assurance that they will not be terminated or that they will be able to obtain other permits necessary in order to commence operations. The plant is also subject to environmental requirements, including environmental limits that are required to be met for the issuance of an environmental permit in order to commence operations. The plant has not been previously operated on a full scale basis with the modifications made since its stoppage in 2000 and consequently operational environmental protocols have yet to be satisfied in production. As a result it is possible that it may not receive the required environmental permit for the commencement of operations. Moreover, the European Union is adopting stricter legislation related to the use of cyanides in the mining sector in the EU and cyanidation is an important part of the production cycle of the plant. If this legislation comes into effect, the Romanian operations may need to be changed, which may be costly to effect.

Romaltyn is seeking to extend the licence past its July 2012 expiry date, although the actual extension has not yet been obtained. If the licence is not extended, and Romaltyn is unable to obtain the IEP required to commence operations by that time, then it may be required to restore and rehabilitate the property subject to the licence. The costs involved in these restoration and rehabilitation activities may be material.

In addition, the plant’s ability to operate over part of its property is uncertain, following an ownership change over the land used for the tailing dam and the pipeline route, and an attempt by the new owners to review and alter the rental terms. The company is disputing these changes. The plant is located on the edge of a town and thus could be subject to local community pressure that that could impact its operations.

The exploration licences awarded to Romaltyn Exploration require that it meet the committed work programmes and budgeted expenditure of the five year work programmes as submitted to the National Agency of Mineral Resources (NAMR). In the event that the work programmes are not carried out, then the licences could be revoked, with the company required to forfeit the committed exploration budgeted amount as penalties. Romaltyn’s total resources, determined in accordance with the JORC code, equal 318,117 ounces.

If the licences and permits issued to either Romaltyn Mining or Romaltyn Exploration were to be terminated or not renewed, then the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs could be materially adversely affected.

Risks associated with the Polyus Gold Group

The Polyus Gold Group requires significant capital expenditures, which may in the longer term require external financing that may not be provided

The Polyus Gold Group’s business requires significant capital expenditures with respect to the exploration and development of its mineral assets. In addition, as the Polyus Gold Group’s strategy involves both acquisitions and the development of existing assets, further exploration and development may be dependent upon the Polyus Gold Group’s ability to obtain financing through the raising of additional equity or debt financing or other means. The Polyus Gold Group’s ability to secure debt or equity financing in amounts sufficient to meet the financial needs of the Polyus Gold Group could be adversely affected by many factors beyond the Polyus Gold Group’s control, including, but not limited to, economic conditions in Russia and the health of the Russian and international banking sectors. Any additional equity financing may be dilutive to shareholders of Polyus Gold, and debt financing, if available, may involve restrictions on financing and operating activities. There can be no assurance that additional funding required by the Polyus Gold Group will be made available to it and, if such funding is available, that it will be offered on reasonable terms. If the Polyus Gold Group is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion, which may have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Back to Contents

PART II RISK FACTORS

The Polyus Gold Group’s principal operations are located in remote areas with harsh climates, and the delivery of supplies to the areas where it operates may be disrupted or transportation costs may increase

The Polyus Gold Group’s principal operations are located in remote areas, some of which have harsh climates, resulting in technical challenges and logistical challenges for conducting both geological exploration and mining. The Polyus Gold Group benefits from the modern mining transportation skills and technologies which it has developed for operating in areas with harsh climates. Nevertheless, it may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have a material adverse effect on its business and results of operations.

The remote location of the Polyus Gold Group’s principal operations also results in increased costs and transportation difficulties. The Russian railway system is subject to risks of disruption as a result of the declining physical condition of the facilities, a shortage of rail cars and the limited capacity of border stations. The Polyus Gold Group has experienced periodic interruptions in transportation services in some of the areas where it conducts mining operations, and it is expected that such periodic interruptions will continue in the future. Currently, the Government of the Russian Federation sets the rules for determination of rail tariffs, although, in practice, the Russian Federal Tariff Service may revise the tariffs in line with inflation and in order to compensate for the rising costs of Russian railways resulting from price increases on industrial products, energy resources, and losses from passenger transportation. A further significant increase in rail tariffs implemented by the Russian Federal Tariff Service, or an increase in other transportation costs, could adversely affect the Polyus Gold Group’s profitability. The Polyus Gold Group cannot be certain that an increase in costs of, or interruptions in, transportation would not have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Polyus Gold Group may be required to purchase or lease the land occupied by its operations

A significant majority of the land occupied by Russian companies of the Polyus Gold Group was not privatised and is still owned by federal, regional or municipal governments. Some of the Russian companies of the Polyus Gold Group use parcels of land pursuant to a special title of perpetual use, which gives them the right to use the land, but not to alienate it.

Russian law requires companies that have a title of perpetual use to land plots to purchase or lease the land on which they operate and gives the current government land owners broad discretion in setting the purchase or lease terms. This requirement must be fulfilled by 1 January 2012. If the Russian companies of the Polyus Gold Group are not able to finalise lease arrangements for some of the land on which their operations are located by that date, these companies may be subject to administrative fines in the amount of RUB 20,000 to RUB 100,000 starting from 1 January 2013. There can be no assurance that the Polyus Gold Group will have access to the funds required to finance any such acquisition or lease by this date. Failure of the Polyus Gold Group to buy or lease the land could result in suspension or revocation of its licences, which may significantly affect the ability of the Polyus Gold Group to conduct its operations or to do so profitably. Furthermore, any challenge of the rights of the Polyus Gold Group’s companies to occupy the land on which its assets operate, or any substantial rent increases by current or future owners of leased land, could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

If transactions that Polyus Gold and its Russian subsidiaries have entered into are challenged for non-compliance with applicable legal requirements, the transactions could be invalidated or liabilities imposed on the Polyus Gold Group

Polyus Gold and its Russian subsidiaries have taken a variety of actions relating to share issuances, share and asset disposals and acquisitions, charter capital increases and decreases, valuation of property, interested party transactions, major transactions, currency control and anti-monopoly issues, in respect of which the applicable legal procedures are not always clear and which, therefore, could be subject to legal challenges. If any such challenge was successful, it could result in the invalidation of the relevant transaction, seizure of the relevant assets or the imposition of liabilities on the Polyus Gold Group. Moreover, since many provisions of Russian law are open to many different interpretations, Polyus Gold and its Russian subsidiaries may not be able to defend successfully any challenge in respect of such transactions. For example, the

Back to Contents

PART II RISK FACTORS

provisions of Russian law defining which transactions must be approved as “interrelated major transactions” are subject to differing interpretations and there is no assurance that former or current minority shareholders of Polyus Gold or shareholders of its Russian subsidiaries or any other interested parties will not challenge such transactions in the future. Although Polyus Gold does not expect any past transaction to be so challenged, the invalidation of any such transactions or imposition of any such liabilities could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Legal uncertainties relating to privatisation of the Polyus Gold Group’s Russian assets may exist

Certain companies comprising the Polyus Gold Group were formed on the basis of the assets that had been privatised in the middle of the 1990s. Russian privatisation laws at that time were vague, inconsistent or in conflict with other laws, including conflicts between federal and regional privatisation laws, and consequently many Russian privatisations may be arguably deficient and, therefore, vulnerable to challenge. For example, a series of Presidential decrees issued in 1991 and 1992 that granted to the Moscow City Government the right to adopt its own privatisation procedures were subsequently invalidated by the Constitutional Court of the Russian Federation, ruling, in part, that the Presidential decrees addressed issues that were the subject of federal law. Although the statute of limitations for challenging transactions entered into in the course of privatisations is now only three years, a residual risk still remains that privatisation transactions of the Polyus Gold Group may be vulnerable to challenge, including selective action by governmental authorities and inconsistent application of the statute of limitations by courts. Should the privatisation of any relevant predecessor companies be challenged in court on the grounds that these companies or any of their assets have been improperly privatised, and should the court for any reason disapply the limitation periods, the Polyus Gold Group may lose its rights to some of its assets, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Inflation may materially adversely affect the Polyus Gold Group’s results of operations

The activities of the Polyus Gold Group are located primarily in Russia, and the majority of its costs are incurred in Russia and in Russian roubles. Russia has experienced high levels of inflation since the early 1990s. Inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% that year. The inflation rate was 13.3% in 2008, 8.8% in 2009 and 8.8% in 2010 and Russian companies have generally experienced inflation-driven increases in their costs that are linked to the general price level in Russia, such as supplies and materials, as well as salaries. Accordingly, high rates of inflation in Russia are likely to increase the costs of the Polyus Gold Group, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Polyus Gold Group is subject to anti-monopoly laws enforced by the Federal Anti-monopoly Service, which may result in certain limitations being imposed on the Polyus Gold Group’s activities

The Polyus Gold Group’s operations in Russia are subject to anti-monopoly laws enforced by the Federal Anti-monopoly Service (the “FAS”), which may impose certain limitations on the Polyus Gold Group’s activities. If the Polyus Gold Group’s activities are found to be in violation of anti-monopoly legislation, the Polyus Gold Group could be subject to penalties or requested to change its business operations in a manner that may increase the Polyus Gold Group’s costs or reduce the Polyus Gold Group’s profit margin and revenues. As such, these factors could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs. In addition, the FAS may impose certain conditions on the Polyus Gold Group in connection with any anti-monopoly approvals of the Polyus Gold Group’s transactions.

Polyus Gold believes that the Polyus Gold Group’s operations are currently in compliance with Russian anti-monopoly regulations. However, if the FAS undertakes an investigation into some aspect of the Polyus Gold Group’s operations or transactions and decides to impose penalties or other sanctions against the Polyus Gold Group, such penalties or sanctions could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations and the trading price of the DRs.

Back to Contents

PART II RISK FACTORS

The Polyus Gold Group is subject to limitations imposed by Russian legislation on the rights of foreign entities to invest in certain Russian companies and in the subsoil sector

Pursuant to the Foreign Investments Law of the Russian Federation, the acquisition by a foreign investor, or a “Group” of persons (as such term is defined in the Law “On Protection of Competition”) including one or more foreign investors, of 10% or more voting shares in a company undertaking operations at subsoil plots of federal importance (“Strategic Subsoil Companies”), or, if such foreign investor is a state or a state organisation, the acquisition of 5% or more of voting shares in the Strategic Subsoil Company, requires the prior approval of the Russian Government. Furthermore, if a foreign investor, or a Group of persons including one or more foreign investors, already exercises direct or indirect “control” (as defined in the Foreign Investments Law) of over 10% or more of the voting shares of Strategic Subsoil Companies, each subsequent acquisition of shares of such Strategic Subsoil Company by the foreign investor, or Group of persons including a foreign investor, requires the prior approval of the Russian Government. The Foreign Investments Law is not clear as to whether the acquisition of shares in a holding company of a Strategic Subsoil Company would be subject to similar limitations. In the event that the required prior approval were not obtained, the relevant transactions may be declared void or the acquiring entity could be deprived of its voting rights in respect of the acquired shares.

In addition, the Foreign Investments Law is not clear as to whether depositary banks acting as depositaries for depositary receipt programmes of companies controlling Strategic Subsoil Companies are deemed foreign investors having, or acquiring, control over Strategic Subsoil Companies. As a result, it is unclear whether any further deposits of KazakhGold Shares into a depositary receipt programme, where the depositary bank is the registered holder of 10% or more of the company’s shares, requires the prior approval of the Russian Government. It may be argued, however, that depositaries, including The Bank of New York Mellon, as depositary for Polyus Gold ADR programmes and KazakhGold DR programmes, do not acquire control over the relevant companies as they do not exercise voting rights in respect of deposited shares.

To Polyus Gold’s knowledge, as at the date of this Prospectus, a number of Polyus Gold’s subsidiaries are using subsoil plots of federal importance, as defined in the Russian Subsoil Law, and therefore each of these subsidiaries may be considered Strategic Subsoil Companies.

Consequently, any foreign investor (or a group of persons including one or more foreign investors) acquiring 10% or more of the DRs or otherwise establishing control over Polyus Gold and, following completion of the Transactions, KazakhGold, would be required to obtain the prior approval of the Russian Government to proceed with such acquisition. An acquisition effected without such prior approval will be deemed void or the acquiring entity could be deprived of its voting rights with respect to acquired shares.

KazakhGold has received approval from the Russian Government to consummate the Transactions and acquire up to 100% of the issued and outstanding share capital of Polyus Gold (and therefore acquire indirect control over 10% of voting share capital of the Strategic Subsoil Users within the Polyus Gold Group). The future acquisition of any DRs or shares of KazakhGold by persons or entities already holding 10% or more of DRs or shares could be subject to similar limitations. For more detailed discussion of implications of the Foreign Investments Law, see “Part XII – Regulatory Matters – Regulation of the Russian Gold Industry – Regulation of Competition – Foreign investment in sectors that are of strategic importance for the national security and defence of the Russian Federation, including the subsoil sector”.

Risks associated with the gold mining industry

The financial results of companies operating in the gold mining industry depend largely on the price of gold, which may be subject to significant volatility

The KazakhGold Group and the Polyus Gold Group each derive substantially all of their revenue from the sale of gold. Accordingly, their financial results largely depend on the price of gold. The gold market is cyclical and sensitive to changes in general economic conditions, and may be subject to significant volatility. As a result, it is not possible to forecast with accuracy the price of gold over the long-term. The price of gold is influenced by various factors, many of which are outside the control of the KazakhGold Group or the Polyus Gold Group, including, but not limited to:

•	global and regional economic and political conditions;

•	global and regional supply and demand and expectations of future supply and demand;

Back to Contents

PART II RISK FACTORS

•	speculative trading;

•	actual or expected purchase or release of built-up reserves of gold by central banks or other large holders or dealers, as well as purchases under hedging contracts;

•	changes in the use of gold in industrial applications or as an investment, as well as fluctuations in the demand for jewellery;

•	local and foreign government regulations and regulatory actions, including export quotas;

•	currency exchange rates, particularly movements in the value of the US dollar against other currencies; and

•	actual or expected inflation and interest rates.

Historically, both the KazakhGold Group and the Polyus Gold Group have sold the products they produce, including gold and semi-products such as quartzite ore and concentrate, at market prices, and have not entered into forward sales, derivative or other hedging arrangements to establish a price in advance for the sale of their respective future gold production. Significant sustained declines in the price of gold may render any of the gold exploration and/or development activities to be undertaken by the KazakhGold Group and the Polyus Gold Group less profitable or unprofitable and may have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Combined Group’s development strategy may not succeed

Polyus Gold regularly monitors potential investment opportunities in the gold mining industry, both in Russia and overseas, and it is expected that the Combined Group will continue to pursue this strategy following completion of the Transactions. Polyus Gold believes that some international mining companies, which have greater resources than the expected combined resources of the Combined Group, have begun to seek investment targets in the Russian gold mining industry. The participation of such companies in an auction or sale of Russian gold deposits and assets could adversely affect the Combined Group’s ability to acquire additional gold mining operations in Russia because of, for example, the resulting increased prices for such acquisitions. New Russian legislation limiting foreign ownership of strategic sectors has been adopted which may present obstacles to the Combined Group in acquiring new assets in Russia, since the Combined Group is expected to be to a large extent held by foreign companies, some of which may hold directly or indirectly 10% or more of the DRs. See “– The Polyus Gold Group is subject to limitations imposed by Russian legislation on the rights of foreign entities to invest in certain Russian companies and in the subsoil sector”.

The acquisition and integration by the Combined Group of additional gold mining operations pose significant risks to its operations. These risks include problems associated with the difficulty of integrating the operations and personnel of the acquired business, problems with minority shareholders in acquired companies and their material subsidiaries, the potential disruption of current business, the assumption of liabilities, including in relation to tax and environmental matters, relating to the acquired assets or businesses, the possibility that indemnification agreements with, or warranty protection from, the sellers of those assets may be unenforceable or insufficient to cover potential tax or other liabilities, the difficulty of implementing effective management, financial and accounting systems and controls over acquired businesses, the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration.

Furthermore, even if the Combined Group were to integrate successfully new businesses, expected synergies and cost savings may not materialise, resulting in lower than expected profit margins. The value of any business that the Combined Group acquires or invests in may be less than the amount that the Combined Group pays for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in the price of gold or reserves and resources estimates.

The Combined Group may not be able to identify suitable acquisition targets, and future acquisitions may not be available on terms as favourable as in the past. The Combined Group faces significant competition for potential acquisitions of gold assets, particularly in Russia. When making acquisitions, it may not be possible for the Combined Group to conduct a detailed investigation of the nature or title of the assets being acquired, for example, due to time constraints in making the decision. The Combined Group may also become responsible for additional liabilities

Back to Contents

PART II RISK FACTORS

or obligations not foreseen at the time of an acquisition. As a result, unforeseen expenditures may arise which may have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

In addition, the absence of accurate forecasts of economic growth and uncertain macroeconomic trends may lead to a reduction in the Government’s investment budget, which could impact the Russian Government’s ability to co-finance a number of the Polyus Gold Group’s projects, leading to such projects being indefinitely postponed.

Success in the gold mining industry depends on maintaining a highly qualified, skilled workforce, including qualified geologists and other mining specialists

The ability of both the KazakhGold Group and the Polyus Gold Group to maintain a competitive position and to implement their business strategy depends to a large degree on the services of their respective senior management. The business and results of operations of both the KazakhGold Group and the Polyus Gold Group also depend, to a large extent, on their ability to attract, retain and motivate qualified personnel, particularly qualified geologists and mining specialists. Competition in Kazakhstan and Russia for personnel with relevant expertise is intense due to the small number of qualified individuals, particularly skilled managers, lawyers, accounting personnel and information technology personnel. Furthermore, only a limited number of skilled geologists and other mining specialists with adequate qualifications and experience are available in Kazakhstan and Russia, and there is an increasing demand for such qualified personnel as more international companies invest in the Kazakh and Russian mining industries. Both the KazakhGold Group and the Polyus Gold Group have experienced difficulties in the past in recruiting sufficient qualified engineers and technicians for some of their facilities, particularly, in the case of the KazakhGold Group, at the Bestobe mine. Failure to retain an adequate number of qualified geologists or other mining specialists may hinder the development of the Combined Group’s gold assets and have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Gold exploration and the development of mines involves a high degree of risk and uncertainty

To maintain future gold production beyond the life of the current reserves or to increase production materially through mining new deposits, the Combined Group will need to extend its mineral base through geological exploration. Gold exploration may require substantial expenditure and involves a high degree of risk, and exploration projects are frequently unsuccessful. Few prospects that are explored are developed into productive mines. The long-term success of the Combined Group’s operations will be related to the cost and success of its exploration programmes. The risks associated with gold exploration include the identification of potential gold mineralisation based on analysis of geological data, the technological challenges of exploration and development, the receipt of necessary governmental permits and licences and the construction of mining and processing facilities at any site chosen for mining. A decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralisation uneconomic. No assurance can be given that any exploration programme undertaken by the Combined Group will result in the discovery of new resources or in any new commercial mining operation.

Substantial expenditure may be required to establish ore reserves through drilling and to determine technological processes to extract metals from ore. If reserves are developed, it can take a number of years from the initial phases of drilling and identification of mineralisation until production is possible. During this period, the assumptions on which the Combined Group has based its assessments of the economic feasibility of the mine, including in relation to future gold prices, anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed, anticipated recovery rates of gold from the ore, anticipated capital expenditures and cash operating costs, may require significant adjustment. The Combined Group’s initial access to information when forming such assumptions and making such assessments may also be limited.

Actual cash operating costs, production levels and economic returns may differ significantly from those anticipated by studies and estimates. There are a number of uncertainties inherent in the development and construction of a new mine or an extension to an existing mine. These uncertainties include, in addition to those discussed above, the timing and cost (which can be considerable), of the construction of mining and processing facilities; the availability and cost of skilled labour, power, water, consumables (such as cyanide, lubricants and fuel) and transportation facilities; the availability and cost of appropriate smelting and refining arrangements; the need to

Back to Contents

PART II RISK FACTORS

obtain necessary environmental and other governmental permits, the timing of those permits; and the availability of funds to finance construction and development activities in the longer term.

Consequently, no assurance can be given that the current and future exploration programmes undertaken by the Combined Group will result in the discovery of deposits, the expansion of existing reserves or the development of mines. This may result in a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The volume and grade of the ore the Combined Group recovers may not conform to current expectations

Like any mining company, the financial condition of the Combined Group will depend on its reserves and resources. The most recent audit of the majority of the Polyus Gold Group’s mining projects and reserves was conducted in 2006, and Micon International Co. Limited subsequently audited its Natalka deposit in 2007, Blagodatnoye, Titimukhta and Chertovo Koryto deposits in 2008 and Verninskoe in 2010, each in accordance with the JORC Code. See “Part VIII – Information on Polyus Gold – Reserves and resources”. An audit of the KazakhGold Group’s reserves and resources was completed in June 2010 in connection with the WAI KazakhGold Report. Ore reserves and mineral resources estimates of mining companies are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling and other testing, which may ultimately prove unreliable. Ore reserves and mineral resources estimates and classifications are also affected by economic factors, such as significant changes in metal prices.

Ore reserve and mineral resources estimates are expressions of professional judgment based on knowledge, experience and industry practice, but are subject to considerable uncertainties. As a result, the Combined Group will not be able to be certain that its estimated reserves and resources are completely accurate. Moreover, future volumes of mining, which may not occur for many years, and rates of recovery of metals could differ materially from such estimates. Should the Combined Group discover, in the course of mining its deposits, that those deposits differ from those predicted by drilling, sampling and similar examinations, then it may have to adjust its reserve and resource estimates and alter its mining plans in a way that might adversely affect the results of operations. Declines in market prices of gold could render the mining of the Combined Group’s deposits uneconomic.

If estimates of the Combined Group’s mineral resources based on the results of exploration activities prove to be inaccurate or lower than forecast, the Combined Group’s business, financial condition, results of operations or prospects or the trading price of the DRs may be materially adversely affected. Alternatively, if the Combined Group’s ore and mineral reserves exceed current forecasts, it is not certain that it will be able to develop the production capacity to exploit commercially those reserves.

The Combined Group’s business could be adversely affected if it fails to obtain, maintain or renew necessary contracts, licences and permits, including subsoil licences, or fails to comply with the terms of its contracts, licences and permits

Both the KazakhGold Group’s and the Polyus Gold Group’s exploration, mining and processing activities are dependent upon the grant, renewal or continued enforceability of appropriate contracts, licences, permits and regulatory approvals and consents which may be valid only for a defined period of time, may be subject to limitations and may provide for withdrawal in certain circumstances. In particular, subsoil rights are not granted in perpetuity in Kazakhstan and Russia, and any renewal must be granted before expiry of the relevant current term.

All of the Polyus Gold Group’s licences expire in 2020-2036, except licences for Natalka deposit (expires in 2012), deposits of Kuranakh ore field (expires in 2012) and Olimpiada deposit (expires in 2013). The licenses and contracts of the KazakhGold Group expire in 2017-2020. In 2010 the Polyus Gold Group filed the documentation to the Russian Federal Agency for Subsoil Use with respect to the licence for the Natalka deposit to extend its terms and to carry the commissioning of the first stage forward to no later than 2013. In addition, in 2011 the Polyus Gold Group intends to file documentation to secure the extension of the licences for the Kuranakh ore field and Olimpiada deposit.

Back to Contents

PART II RISK FACTORS

The regulatory framework and the licence application

The legal and regulatory basis for the licensing requirements in Kazakhstan and Russia is often unclear and subject to frequent change, which increases the risk that the Combined Group may be found to be non-compliant, and the regulatory authorities in those jurisdictions exercise considerable discretion over the timing of licence issuances and renewals. In addition, it is possible that licences applied for or issued in reliance on acts and instructions relating to subsoil rights issued by the relevant regulatory agencies in Kazakhstan and Russia could be challenged by governmental prosecutorial authorities or otherwise challenged as being invalid if such acts or instructions were found to be beyond the authority of that ministry or agency or if the licences were issued in breach of the required procedures. Deficiencies of this nature may subject subsoil licencees to selective governmental claims. In relation to the KazakhGold Group, to the extent that it has acquired subsidiaries with existing licences or which have already entered into subsoil use contracts, it has not been involved in the process under which such licences or subsoil use contracts were issued or concluded. In such circumstances, KazakhGold cannot be certain whether any violations have previously occurred that could cause the relevant Kazakh government ministry or a third-party to challenge the validity of any of these licences or contracts. If the Kazakh authorities determined that the KazakhGold Group was previously operating without all required licences and permits, officers of the KazakhGold Group could incur criminal liability, Kazakh subsidiaries could incur administrative liability and the authorities could even apply to Kazakhstan courts for the liquidation of the KazakhGold Group’s Kazakh subsidiaries. The competent authority can also apply to the court to terminate subsoil use contracts, unless the contract relates to a strategic field. If the licensing authorities discover a material violation by the Combined Group, it may be required to suspend its operations or incur substantial costs in eliminating or remedying the violation, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

In addition, the Combined Group’s competitors may seek to impede the rights of the Combined Group to develop certain natural resource deposits by challenging the Combined Group’s compliance with tender and auction rules and procedures or with the terms of any of its licences. Any alleged non-compliance by the Combined Group with licensing regulations or the terms of any of its licences could lead to suspension or termination of the licences and permits and to administrative, civil and criminal liability.

Compliance

Regulatory authorities in Kazakhstan and Russia exercise considerable discretion in the monitoring of a licensee’s compliance with the terms of a licence. Conditions imposed by those authorities may include requirements to comply with numerous industrial standards, recruit qualified personnel and subcontractors, maintain necessary equipment and quality control systems, monitor the operations of the Combined Group’s licence-holders, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities. As a result, compliance with such conditions may be costly and time-consuming, and delays in the commencement or continuation of exploration or mining operations may occur as a result. The KazakhGold Group’s current subsoil use contracts impose, on an annual basis, various social, financial, tax, insurance and other obligations and require the application of a specified period of time between the termination of exploration activities and the commencement of mining operations at the relevant site (for purposes of commercial discovery evaluation). The authorities have the power to impose fines for administrative violations of the terms and conditions of subsoil use contracts and licences and can require that those violations be remedied. In such circumstances, any failure to implement the required remedial measures within the period prescribed by the authorities could result in the suspension or revocation of the relevant licence or the termination of the relevant subsoil use contract, as well as the imposition of administrative and civil liabilities on the licence holder. The KazakhGold Group has received notification from the Kazakh authorities that, prior to completion of the Partial Offer, Kazakhaltyn had breached some of its obligations under Subsoil Use Contract No. 145 (relating to the Quartzite Hills deposit) and contracts no. 917 and 762 for exploration and production at Zholymbet mine and Aksu mine, respectively. Kazakhaltyn is currently cooperating with the authorities in respect of these notified breaches. In addition, Kazakhaltyn will be required to file with the Kazakh authorities revised reports on fulfillment of subsoil use contract terms as a result of the identification of certain errors in its 2008 consolidated financial statements relating to capital expenditure and sales (see “– Risks associated with the KazakhGold Group – The 2008 Financial Statements as originally reported contained material errors indicating material weaknesses

Back to Contents

PART II RISK FACTORS

in KazakhGold’s internal controls; the 2009 Financial Statements include unaudited, restated corresponding financial information for 2008 and the auditors’ report on the 2009 Financial Statements is qualified”). No assurance can be given that the Kazakh authorities will not impose sanctions on Kazakhaltyn as a result of these notified breaches or revised reports. There can be no assurance that all licence-holders within the Combined Group will comply or continue to comply with their respective licence obligations.

Specific requirements of the Russian Federation

Polyus Gold and its subsidiaries currently hold licences for the use of subsoil plots which are considered subsoil plots of federal importance (See “Part VIII – Information on Polyus Gold – Principal Operations”) and may in the future acquire further licences, which may relate to subsoil plots of federal importance or under which Polyus Gold subsidiaries may discover such subsoil plots. As a result of the current composition of Polyus Gold’s shareholders, Polyus Gold and its subsidiaries are currently designated under Russian law as companies with foreign participation, and, following the completion of the Transactions, Polyus Gold and its subsidiaries are expected to retain this designation. The Russian Subsoil Law provides that, if in the course of geological research at a subsoil plot, a Russian legal entity with foreign participation discovers a deposit which meets the criteria for a subsoil plot of federal importance and, as a result, the national security of the Russian Federation may be threatened, the licensing authorities have the right to revoke the relevant subsoil licence or refuse to grant an exploration and production subsoil licence. In the case of such a revocation, the Russian Subsoil Law contemplates the reimbursement to the licence holder of costs incurred in connection with prospecting and evaluating the relevant deposit and the amount of the one-off fee for subsoil use paid under the terms of the relevant subsoil licence or geological research licence, as well as payment of a premium. There is no assurance, however, that such amounts would cover the licence holder’s actual costs, or be paid at all. In the interests of national security, Russian legal entities with foreign participation, including Polyus Gold and its subsidiaries, may also be subject to limitations imposed by the Russian Government on participation in subsoil auctions or tenders for the use of subsoil plots of federal importance. The rights to use a subsoil plot of federal importance may not be transferred to legal entities controlled by a foreign investor or a group of persons including a foreign investor, save for the transfer of rights in exceptional cases at the discretion of the Russian Government. The above restrictions may adversely affect the Combined Group’s development strategy.

In Russia, gold producers are required to obtain a licence from the Russian Ministry of Industry and Trade in order to export gold. For non-banking institutions, the Russian Ministry of Industry and Trade only issues such licences with respect to each particular export contract for a term of not longer than one year. In 2010, the Polyus Gold Group elected to sell all of its products to the domestic market, primarily due to more favourable contract terms concluded with Russian banks. Depending on market conditions however, the Polyus Gold Group may decide to export its products in the future.

As a result of the foregoing uncertainties, there can be no assurance that the contracts, licences, permits and regulatory approvals or consents that the Combined Group will require to conduct its operations will be granted, renewed or continue in force, or, if so, on what terms. The withdrawal of licences, termination of subsoil use contracts or failure to secure requisite licences or subsoil use contracts in respect of any of the Combined Group’s operations may therefore have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Combined Group will be subject to mining risks

Each of the KazakhGold Group’s and Polyus Gold Group’s operations, like those of other mining companies, are subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons, property or the environment. The KazakhGold Group continues to rely to a substantial extent on underground mining, in addition to the open-pit mining operations that it has developed since 2005. The Polyus Gold Group engages primarily in open-pit mining, but also engages in some underground mining activities.

Hazards associated with open-pit mining operations include flooding, collapses of the open-pit wall or shelf, accidents associated with the operation of mining transportation equipment, accidents associated with the preparation and ignition of large-scale open-pit blasting operations, production disruptions due to weather and hazards associated with the disposal of mineralised waste water,

Back to Contents

PART II RISK FACTORS

such as groundwater and waterway contamination. Open-pit mining may also be adversely affected by the low winter temperatures in the regions where the KazakhGold Group’s and the Polyus Gold Group’s principal mines are located. The output of the Combined Group’s mines may also be adversely affected by unforeseen geological conditions.

Underground mining is generally more expensive than open-pit mining. It is also more dangerous and requires the use of ventilation systems. Hazards associated with underground mining operations include underground fires and explosions, such as those caused by flammable gas, discharges of gases and toxic chemicals; geothermal control; sinkhole formation and ground subsidence and other accidents and conditions resulting from drilling, blasting, removing and transporting material from an underground mine. Some of the subsurface infrastructure at the KazakhGold Group’s mines is in poor condition.

The Combined Group may experience any of these hazards. The occurrence of any of these or similar hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as associated liability for the Combined Group. The liability resulting from any of these risks may not be adequately covered by insurance, and it is not certain that the Combined Group can obtain additional insurance coverage at reasonable rates. The Combined Group may, therefore, incur significant costs, which may have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Combined Group will be subject to extensive environmental controls and regulations

Both the KazakhGold Group and the Polyus Gold Group are subject to extensive environmental controls and regulations in Kazakhstan and Russia. Their operations involve the use of environmentally hazardous materials, such as cyanides, as well as the discharge of materials and contaminants into the environment, disturbance of land, potential harm to flora and fauna, and other environmental concerns. Environmental laws and regulations are continually changing and are generally becoming more restrictive. New laws and regulations, the imposition of more stringent requirements in licences, increasingly strict enforcement or new interpretations of existing environmental laws, regulations or licences, or the discovery of previously unknown contamination, may require further expenditures to modify operations, install pollution control equipment, perform site clean-ups, curtail or cease operations or pay fees, fines, or make other payments for discharges or other breaches of environmental standards. Both the KazakhGold Group and the Polyus Gold Group have been subject to fines and other penalties arising out of the failure to comply fully with environmental regulations in the past.

The licences and subsoil use contracts under which the Combined Group will operate include conditions regarding environmental compliance. For example, the KazakhGold Group is required to obtain mandatory ecology insurance in order to acquire the ecological permit that it needs in order to make environmental emissions, including atmospheric pollutions, discharges of sewage waters and disposal of wastes. A failure to obtain that permit could lead to substantial administrative penalties and civil sanctions, as well as suspension of the operations that are creating the relevant emissions by a court decision.

The introduction of more stringent environmental laws and regulations could lead to the need for new or additional rehabilitation and decommissioning reserves or in an increase in the Combined Group’s environmental liabilities, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs. See “Part XII – Regulatory Matters – Subsoil Use Regulations – Environmental Regulation” and “Part XII – Regulatory Matters – Regulation of the Russian Gold Industry – Environmental Law”.

The Combined Group’s operations will depend to a significant extent on external contractors

Both the KazakhGold Group’s and the Polyus Gold Group’s operations are dependent to a significant extent on the efforts and abilities of outside contractors, experts and other advisers. In particular, the KazakhGold Group may only use external contractors in compliance with special rules under Kazakhstan law and, in particular, by holding relevant tenders. In addition, when selecting contractors or suppliers of goods, the KazakhGold Group must ensure that a specified percentage of goods, works and services are produced by Kazakh contractors.

Investors must be willing to rely on management’s discretion and judgment in seeking such third parties, as well as the expertise and competence of outside contractors, experts and other

Back to Contents

PART II RISK FACTORS

advisers. The use of external contractors may result in disputes or contribute to delays to key projects, such as the ongoing dispute between the KazakhGold Group and MAED Limited (“MAED”, and now known as Central Asian Capital Projects Limited, or “CACP”) for the completion of three new tailings re-treatment plants and a central elution plant. See “Part VII – Information on KazakhGold – Litigation”. If the Combined Group is unable to retain such external contractors or needs to increase the amount paid for their services, the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs may be materially adversely affected.

The Combined Group may not be able to renew its arrangements with trade unions on favourable terms, and its operations could be adversely affected by strikes and lockouts

As at 31 December 2010, approximately 52% of the Polyus Gold Group’s employees, excluding employees of the KazakhGold Group, were represented by trade unions, and approximately 59% of the KazakhGold Group’s employees belonged to trade unions. The Combined Group has not experienced any business interruption as a result of labour disputes at any of its businesses in the past, and the Combined Group considers its relations with employees to be good. Nonetheless, large union representation will subject the Combined Group’s businesses to the risk of interruptions through strikes, lockouts or delays in renegotiating labour contracts. The Combined Group may not be able to renew existing arrangements with trade unions on favourable terms or at all. If this were to occur, the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs could be materially adversely affected.

The Combined Group will be responsible for maintaining part of the social and physical infrastructure in some of the regions in which it operates

Both the KazakhGold Group and the Polyus Gold Group are currently responsible for establishing and maintaining some of the social and physical infrastructure in the respective regions of Kazakhstan and Russia in which they operate. These regions are economically dependent on their respective business operations to a significant degree, which requires a substantial commitment of resources. In addition, KazakhGold may become liable to meet the costs of resettlement of persons living in proximity to its facilities since, as a result of changes to applicable law, such facilities no longer meet the minimum standards required for industrial facilities which are located close to residential areas. KazakhGold is currently assessing the costs of any such mandatory resettlement. Any significant increase in such social contributions, voluntary or otherwise, could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Combined Group’s level or scope of insurance coverage may not be adequate

The insurance industry is not well developed in Kazakhstan and Russia, and many forms of insurance protection common in more economically developed countries are not available in those jurisdictions on comparable terms, including coverage for business interruption. Neither the KazakhGold Group nor the Polyus Gold Group carries insurance covering their respective operations, other than the limited coverage required by law. Furthermore, Kazakh and Russian law require mining companies to insure against only certain limited risks. The underdeveloped insurance market in Kazakhstan and Russia offers only limited opportunities for insuring risks associated with the KazakhGold Group’s and Polyus Gold Group’s businesses, and reinsurance with an international insurance house may substantially increase costs. As a result, the Combined Group, as a participant in mineral exploration and development activities, may become subject to liability for risks that cannot be insured against or against which it may elect not to be so insured because of high premium costs. Losses from uninsured risks may cause the Combined Group to incur costs that could have a material adverse effect on its business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Combined Group will be subject to exchange rate risks

Both the KazakhGold Group’s and the Polyus Gold Group’s incomes are subject to exchange rate fluctuations and may become subject to exchange control or similar restrictions. Gold is sold throughout the world principally in US dollars, but the KazakhGold Group’s operating costs are incurred principally in tenge and the Polyus Gold Group’s operating costs are incurred principally in Russian roubles. Any significant and sustained appreciation of the tenge or the rouble against the US dollar could have a material adverse effect on their business, revenues, financial condition, results of operations or prospects or the trading price of the DRs. The tenge and the rouble had

Back to Contents

PART II RISK FACTORS

appreciated relative to the US dollar in years prior to the global economic crisis that began in 2008, although the exchange rate has since been volatile with both the tenge and the rouble appreciating recently. See “Part XIV – Additional Information” for historic exchange rate information.

Kazakh and Russian currency control regulations may hinder the Combined Group’s ability to conduct business

The KazakhGold Group’s and Polyus Gold Group’s operational expenses are primarily denominated in Kazakh tenges and Russian roubles, respectively. The current Russian and Kazakhstan currency control laws and regulations impose a number of limitations on banking and currency transactions. Currency control restrictions include a general prohibition on foreign currency operations between residents in both jurisdictions, except for certain specified operations permitted by law, and the requirement to repatriate, subject to certain exceptions, export-related earnings in Russia and in Kazakhstan. These currency control restrictions may impose an obligation of registration or notification of a currency control transaction with the National Bank of Kazakhstan, or restrict the Combined Group’s operational flexibility, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Further, the Law of the Republic of Kazakhstan “On Currency Regulation and Currency Control” No. 57-III dated 13 June 2005 (the “Currency Law”) empowers the President of Kazakhstan to implement a special regime for currency operations, as well as to define the restrictions related to the currency operations which would fall under this regime, in case of a threat to the economic safety and financial stability of Kazakhstan. The law does not define what might constitute a relevant threat.

Risks Relating to the Countries in which the Combined Group will Operate

Emerging markets such as Kazakhstan and Russia are subject to greater risks than more developed markets, including significant legal, economic and political risks

Investors in emerging markets such as Kazakhstan and Russia should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in equity markets of all emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, including during the current crisis in the world’s financial markets, financial problems or an increase in the perceived risks associated with investing in emerging economies may adversely affect the level of foreign investment and adversely affect the economies in those countries. In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. As a result, even if the Kazakh or Russian economies remain relatively stable, financial turmoil in either country could seriously disrupt the Combined Group’s business, as well as result in a decrease in the price of the DRs. Investors should also note that emerging economies such as those of Kazakhstan and Russia are subject to rapid change and that the information set out in this Prospectus may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved. Potential investors are urged to consult with their own legal and financial advisors before making an investment in the DRs.

Kazakhstan

Kazakhstan is still developing its political, economic and legal framework

Substantially all of the KazakhGold Group’s mining operations are, prior to completion of the Transactions, conducted in Kazakhstan. Accordingly, the KazakhGold Group is substantially dependent on the economic and political conditions prevailing in Kazakhstan. Kazakhstan’s existence as an independent state resulted from the dissolution of the Soviet Union. As such, it has a relatively short history as an independent state and there remains potential for social, political, economic, legal and fiscal instability. These risks include, among other things, local currency devaluation, civil disturbances, changes in exchange controls or lack of availability of hard currency, changes in energy prices, changes to tariffs applicable to the KazakhGold Group and its

Back to Contents

PART II RISK FACTORS

products, changes with respect to taxes, royalty rates, or withholding taxes on distributions to foreign investors; changes in anti-monopoly legislation, nationalisation or expropriation of property; and interruption or blockage of hydrocarbons or other strategic materials exports. The occurrence of any of these factors could have a material adverse effect on the business, financial condition and operating results of the KazakhGold Group or the trading price of the DRs.

The laws and regulations of Kazakhstan relating to foreign investment, subsoil use, licensing, companies, tax, customs, currency, banking and competition are still developing, and uncertainties in the law could have a material adverse effect on the KazakhGold Group’s operations

The laws and regulations of Kazakhstan relating to foreign investment, subsoil use, licensing, companies, tax, customs, currency, capital markets, pensions, insurance, banking and competition are still developing. Many such laws provide regulators and officials with substantial discretion in their application, interpretation and enforcement. The judicial system in Kazakhstan may not be fully independent of social, economic and political forces. Court decisions can be difficult to predict and enforce, and the KazakhGold Group’s efforts to comply with applicable law may not always result in compliance. Furthermore, as the statutes on subsoil use do not define the course of action available to the government by reference to the gravity of a breach, a minor breach could conceivably lead to harsh consequences, such as suspension or termination of the subsoil user rights. Due to the relative newness of the subsoil use legislation, there are few precedents that would make the consequences of a breach more predictable.

The Kazakhstan government has stated that it believes in continued reform of the corporate governance processes and will ensure discipline and transparency in the corporate sector. However, there can be no assurance that the Kazakhstan government will continue such policy. Given Kazakhstan’s short legislative, judicial and administrative history, it is not possible to predict the effect of current and future legislation on the KazakhGold Group’s business. The ongoing rights of the KazakhGold Group under its subsoil use contracts, licences and other agreements may be susceptible to revision or cancellation, and legal redress in relation to such revocation or cancellation may be uncertain.

The taxation system in Kazakhstan is at an early stage of development, and the interpretation and application of tax laws and regulations are evolving, which significantly increases the risks with respect to the KazakhGold Group’s operations and investment in Kazakhstan

As tax legislation in Kazakhstan has been in force for only a relatively short time, tax risks in Kazakhstan are substantially greater than typically found in countries with more developed tax systems. Tax legislation is evolving and is subject to different and changing interpretations, as well as inconsistent enforcement. The current version of the Republic of Kazakhstan Tax Code (the “Kazakh Tax Code”) was passed at the end of 2008 and came into force on 1 January 2009. This law has been amended more than twenty times since it came into force. Some of these amendments have affected corporate tax rates and rates of special subsurface users’ taxes. The Kazakh Tax Code represents a major overhaul of the previously applicable tax system and contains numerous ambiguous provisions. No reliable practice has been established in Kazakhstan with regard to the application of these ambiguous tax provisions to date, in part due to the absence of tax audit practice guidance issued by the tax authorities in respect of these provisions.

The KazakhGold Group is subject to generally applicable taxes, such as corporate income tax, VAT, social tax, social insurance contributions, land tax, property tax, vehicle tax, excise and certain others, as well as the special taxes payable only by subsoil users, which include mineral extraction tax, excess profit tax and, to the extent applicable, commercial discovery bonuses, signing bonuses and the reimbursement of historical costs of a relevant field to the government. The KazakhGold Group is also subject to customs duties pursuant to customs legislation, and subsoil use contracts of the KazakhGold Group may establish obligations to make additional types of contribution to various social and governmental funds. The general risk over the interpretation and application of tax law in Kazakhstan therefore applies to a broad range of taxes paid by KazakhGold Group. Tax regulation and compliance is subject to audit by the tax authorities which may impose fines, generally being 50% of the underpaid amount of tax as established by tax audit, and late payment interest charges.

Export sales of the KazakhGold Group are also subject to domestic transfer pricing regulations. Generally, all cross-border as well as certain other transactions are subject to the domestic transfer pricing regulations, which state that transaction prices for tax purposes are to be determined based

Back to Contents

PART II RISK FACTORS

on “market” prices. There are special procedures provided in the regulations to determine the applicable “market” price for a given transaction. Where the prices of the KazakhGold Group’s exports deviate from the applicable “market” prices, the Kazakhstan tax authorities are entitled to make tax adjustments and assessments to corporate income tax and any other taxes affected as well as assess fines and late payment interest if such adjustments lead to an increase in tax payments by an entity. Audits of transfer pricing issues are routinely carried out by the tax authorities in respect of exporters of oil, gas and minerals. In February 2010, Kazakhaltyn received a letter from the Kazakh tax authorities which alleged that four contracts from the 2006-2008 period had violated transfer pricing regulations. Kazakhaltyn is currently cooperating with the authorities, although, as a result of the loss of historical data due to fire and server disruptions prior to completion of the Partial Offer in August 2009, it has only been able to provide information with respect to one of the four contracts (see “– Risks associated with the KazakhGold Group – As a result of fire damage and disruptions to servers that occurred prior to the Partial Offer, significant historical accounting and production information has been destroyed”).

Kazakhstan’s tax laws are not always clearly determinable and have not always been applied in a consistent manner and the tax laws continue to evolve. In January 2009 a new version of the Kazakh Tax Code became effective, which among other things introduced a limited application of the withholding tax. Under current language of the law, the withholding tax on capital gains applies only to those gains received on disposal of shares of a non-resident of Kazakhstan provided that at least 50% or more of the value of such shares (or of the value of the relevant entity’s equity capital) is made up of property of subsoil users in Kazakhstan.

Pursuant to the relevant provisions of the Kazakhstan Tax Code, a purchaser of shares in such non-resident entity is liable to calculate, withhold and pay the withholding tax in Kazakhstan either directly or by providing the funds in lieu of payment of such withholding tax to the relevant Kazakh subsoil user.

If the withholding tax is not paid by the purchaser, the relevant Kazakh subsoil user will be made liable for the total amount of the tax not withheld and will be obliged to pay such tax. This withholding tax is not payable in a number of circumstances, including with respect to gain realized from sales of shares effected via open sales at stock exchanges. The provisions of the Kazakhstan Tax Code and implementing regulations are vaguely drafted and remain unclear; for example, it is unclear whether the withholding tax is applicable to non-residents of Kazakhstan who do not hold any shares in Kazakh subsoil users directly. It is also not clear whether such withholding tax is payable on gains received on disposal of depositary receipts issued with respect to shares in a non-resident entity. In addition, although there is a view supported by a non binding letter issued by the Kazakh tax authorities that such withholding tax should not be applicable to initial share and depositary receipts issuances, the risk that the tax authorities may try to interpret the relevant provisions of the Kazakhstan Tax Code in an adverse manner may not be excluded.

The uncertainty of application and evolution of tax laws create a risk of additional and substantial payments of tax by the KazakhGold Group, which could have a material adverse effect on the Combined Group’s financial position and results of operations. The tax authorities are entitled to conduct tax audits and raise additional tax assessments within the statute of limitation for five years after the end of the relevant tax period. In certain cases, the tax authorities may be entitled to conduct a tax audit of a previously audited period. While local tax authorities are entitled to provide their opinion or position on certain tax matters addressed to them by taxpayers, those opinions are not legally binding on the tax authorities or courts and may be retracted by the tax authorities if their position on any given tax matter changes in the future.

The Kazakhstan tax authorities may argue that Kazakhstan capital gains tax rules apply to proceeds received by KazakhGold from the Private Exchange Offer

As stated in “– The taxation system in Kazakhstan is at an early stage of development, and the interpretation and application of tax laws and regulations are evolving, which significantly increases the risks with respect to the KazakhGold Group’s operations and investment in Kazakhstan”, the general risk arising from the interpretation and application of tax law in Kazakhstan summarised above also applies where capital gains arise as a result of the sale of shares and other securities directly or indirectly related to subsoil use interests in Kazakhstan. In this regard, the Kazakh tax law lacks clarity on whether any Kazakhstan capital gains tax would be levied on KazakhGold due to the issuance and primary placement by it of the DRs.

Back to Contents

PART II RISK FACTORS

Due to the ambiguity of the Kazakh Tax Code, a lack of reliable and relevant practice, and the potentially aggressive approach of the tax authorities aimed at maximising tax proceeds for the state, a risk exists that the Kazakhstan tax authorities could challenge the assertion that capital gains tax does not apply to the primary placement of the DRs.

The KazakhGold Group could be subject to excess profits tax (“EPT”) depending on its ratio of net after-tax income to the amount of tax deductions determined by the Kazakh Tax Code specifically for EPT purposes

Subject to a few exceptions, EPT is payable by all subsoil users in Kazakhstan. Under the Kazakh Tax Code, EPT is calculated based on income and expenses generated from operations under a specific subsurface use contract (“contractual” income and expenses) determined in accordance with the ring-fencing rules established by the Kazakh Tax Code for subsoil users. Under these rules, income and expenses are accounted for separately for contractual activity (i.e., activity carried out pursuant to a specific subsoil use contract) and non-contractual activity, with EPT payable only in respect of contractual activity.

The tax base for EPT purposes is that part of net income from contractual activities which exceeds 25% of deductible expenses. The net income, amount of deductions and other indexes are determined and calculated pursuant to special rules in the Kazakh Tax Code.

Contractual activity for EPT purposes under the Kazakh Tax Code generally includes extraction of mineral ore and initial processing of mineral ore, but excludes further processing such as refining activity. Income for EPT purposes, therefore, would include sale of minerals which have undergone initial processing, but not refined final products (such as refined gold), which would fall under non-contractual activity. Where a subsoil user does not sell minerals immediately after initial processing, but rather transfers such production for further processing to its own specialist subdivision or other entity as tolling material (without transfer of ownership taking place) to receive some type of refined final product, the income for contractual activity purposes (for EPT as well as corporate income tax purposes) is the amount of cost of extraction and initial processing pursuant to IFRS increased by 20%. To the extent that a subsoil user primarily transfers all mineral ore after initial processing for further processing and treatment to obtain a refined product, such subsoil user would have a low risk of triggering EPT, as contractual net income in this case would likely not be higher than 25% of contractual deductions.

Kazakhaltyn’s net income for EPT purposes does not currently exceed the 25% threshold, and therefore Kazakhaltyn does not pay any EPT. If Kazakhaltyn’s net income for EPT purposes were to exceed this threshold, Kazakhaltyn would become liable to pay EPT, which could have a material adverse effect on the KazakhGold Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the GDRs. See “Part VII – Information on KazakhGold – Material Contracts”.

The Russian Federation

Some of Russia’s physical infrastructure is in very poor condition, which could disrupt normal business activity of the Polyus Gold Group or lead to increased costs

Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained since the dissolution of the Soviet Union. The rail and road networks, power generation and transmission, communications systems and building stock have been particularly affected. In the past, Russia has experienced electricity and heating shortages and blackouts. In order to improve its infrastructure, the Russian Government is in the process of reorganising the electricity sector and is also seeking to reorganise its railway and telephone systems, as well as its public utilities. Any such reorganisations may result in increased charges and tariffs, while failing to generate the anticipated capital investment that is needed to repair, maintain and improve these systems. The poor condition or further deterioration of the physical infrastructure in Russia may harm its national economy, disrupt the transportation of goods and supplies, add costs to doing business and interrupt business operations, each of which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Back to Contents

PART II RISK FACTORS

Findings of failure to comply with existing laws or regulations, unlawful or arbitrary government action or increased governmental regulation of the Russian operations of the Polyus Gold Group, could result in substantial additional compliance costs or various sanctions

The Polyus Gold Group’s operations and properties in Russia are subject to regulation by various government entities and agencies at both the federal and regional levels. Regulatory authorities often exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licences and permits and in monitoring licensees’ compliance with licence terms. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of Russian companies throughout the year. Any such future inspections may conclude that the Polyus Gold Group violated applicable laws, decrees or regulations. Findings that the Polyus Gold Group failed to comply with existing laws or regulations or directions resulting from government inspections may result in the imposition of fines, penalties or more severe sanctions, including the suspension, amendment or termination of the Polyus Gold Group’s licences or permits or in requirements that the Polyus Gold Group cease certain business activities, or in criminal and administrative penalties being imposed on the Polyus Gold Group’s officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of the Russian operations of the Polyus Gold Group, could increase the Polyus Gold Group’s costs and could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

In addition, government officials have a high degree of discretion in Russia and at times act selectively or arbitrarily, without a hearing or prior notice, and sometimes in a manner that is contrary to law or is influenced by political or commercial considerations. Unlawful, selective or arbitrary actions of Russian government officials have reportedly included the denial or withdrawal of licences, sudden and unexpected tax audits, criminal prosecutions and civil actions. In this environment, competitors of the Combined Group may receive preferential treatment from Russian government officials, potentially giving them a competitive advantage over the Polyus Gold Group.

Unlawful, selective or arbitrary action of government officials, if directed at the Polyus Gold Group or to the competitive advantage of the Polyus Gold Group’s competitors, could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

A Russian legal entity may be liquidated on the basis of formal non-compliance with certain laws

Russian law prescribes certain requirements that must be observed in the course of the establishment, reorganisation or operation of a Russian legal entity, and, in the event of non-compliance with such requirements, Russian law may allow a court to order the liquidation of the Russian legal entity. There have been cases in the past in which formal deficiencies in the process of establishing a Russian legal entity or non-compliance by a Russian legal entity with provisions of Russian law have been used by Russian courts as a basis for liquidation of that legal entity. If a Russian legal entity is considered to be a dormant legal entity, it may be excluded from the register of legal entities by the registering state authority even without any court decision. Some Russian courts, in deciding whether or not to order the liquidation of a company, have looked beyond the fact that the company failed to comply fully with all applicable legal requirements and have taken into account other factors, such as the financial standing of the company or its ability to meet its tax obligations, as well as the economic and social consequences of its liquidation. This judicial approach is supported by a decision of the Constitutional Court of the Russian Federation which held that, although even repeated violations of law may not serve as a basis for an involuntary liquidation of a company, consideration should instead be given to whether the liquidation would be an adequate sanction for such violations. However, weaknesses in the Russian legal system create an uncertain legal environment, which, on occasion, makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. Although Polyus Gold does not believe any of its subsidiaries is at risk of an involuntary liquidation, if any Russian subsidiary or company in which Polyus Gold may invest were to be liquidated, this could lead to additional costs, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Back to Contents

PART II RISK FACTORS

Russian legislation may not adequately protect against expropriation and nationalisation

The Government of the Russian Federation has enacted legislation to protect foreign investment and other property against expropriation and nationalisation. If property is expropriated or nationalised, legislation provides for fair compensation. However, there is no assurance that such protections would be enforced. This uncertainty is due to several factors, including weaknesses in the judiciary and insufficient mechanisms to enforce judgments, as well as reports of corruption among state officials. In addition, it is possible that due to a lack of experience in enforcing these provisions or due to political change, legislative protections may not be enforced in the event of an attempted nationalisation. Furthermore, there is little experience in enforcing legislation enacted to protect private property against nationalisation. Although Polyus Gold does not believe that there is a legal basis for the expropriation or nationalisation of any of its assets, any expropriation or nationalisation of the Combined Group’s business could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Russian tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favour taxpayers, and the Polyus Gold Group may be subject to greater than expected tax burdens

Russian tax law and practice are not as clearly established as in more developed market economies and there are a number of practical uncertainties in applying tax legislation. The Russian tax authorities do not always apply the law evenly to all taxpayers, in certain instances allegedly due to political motivations. It is possible that the current interpretation of the law or understanding of practice may change or that the law may be changed with retroactive effect, even though legislation with retroactive effect that causes a deterioration in taxpayers’ positions is generally prohibited under Russian law.

Generally, taxes payable by Russian mining companies include, among others, profit tax, value-added tax, transportation tax, land tax, water tax, property tax and mineral extraction tax.

Additionally, Russian companies are liable to pay social contributions to certain state regulated funds and import duties, and to make other non-tax payments. Mining companies are also subject to regular payments for subsurface use.

Historically, the tax environment in Russia has been complicated by the fact that various authorities often issued contradictory or retroactive pieces of tax legislation. For example, tax laws are unclear with respect to the deductibility of certain expenses. In addition, certain aspects of the process by which the Polyus Gold Group was incorporated were not specifically covered by Russian tax legislation. As a result, in the past, the Polyus Gold Group may have taken positions which management considered at the time to be in compliance with then-current tax law, but such positions could be subject to challenge by the tax authorities in the future. Such uncertainty potentially exposes the Polyus Gold Group to the risk of a greater-than-expected tax burden.

The Russian taxation system has recently been undergoing significant changes. Currently, Russia is in the process of amending legislation regulating the application of major taxes, including some changes to VAT and profit tax.

While the description of tax consequences in this Prospectus includes the provisions of current law, additional and potentially significant changes to Russian tax law may still be introduced in the future.

In practice, the Russian tax authorities often interpret tax laws in a way that does not favour taxpayers, who often have to resort to court proceedings to defend their positions against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organisations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose individual fines, penalties and interest charges.

Generally, taxpayers are subject to inspection in relation to a period of three calendar years preceding the year in which an audit is carried out. Previous audits do not exclude subsequent claims relating to the audited period because Russian tax law authorises upper-level tax inspectorates to revisit the results of tax audits conducted by subordinate tax inspectorates. The tax inspectorate is also entitled to carry out a further field audit in the event of liquidation or reorganisation of the taxpayer, as well as if the latter files an adjusted tax return to reduce the

Back to Contents

PART II RISK FACTORS

amount of tax due. This limitation of the tax audit period corresponds to the statute of limitations on the commission of a tax offence, which is also limited to three years from the day on which a tax offence was committed or from the day following the end of the tax period during which the tax offence was committed (depending on the nature of the tax offence).

On 14 July 2005, the Constitutional Court of the Russian Federation issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the normal three-year period if a court determines that a taxpayer has obstructed or hindered a tax inspection. Moreover, the first part of the Russian Tax Code provides for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because the terms “obstructed”, “hindered” or “created insurmountable obstacles” are not defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed”, “hindered” or “created insurmountable obstacles” in respect of an inspection and ultimately seek tax, interest and penalties beyond the three-year term.

Despite the Russian government’s steps to reduce the overall tax burden in recent years, Russia’s continuing budgetary funding requirements may increase the likelihood that the Russian Federation will impose arbitrary or onerous taxes and penalties in the future, which could have a material adverse effect on the Polyus Gold Group’s business, financial condition or results of operations.

Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, and it construes transactions based on their form rather than substance. However, the Russian tax authorities are increasingly taking a “substance over form” approach. While certain reductions in the rates, such as for profit tax, have been made, it is expected that Russian tax legislation will become more sophisticated in addressing tax-minimization techniques and introduce additional tax-raising measures. Although it is unclear how these provisions will operate, the introduction of these provisions may affect the Polyus Gold Group’s overall tax costs and may result in significant additional taxes becoming payable. Although the Group will continue to seek to minimise such exposures through tax planning, it cannot offer investors any assurances that the effective tax burden will not increase. Additional tax exposures could adversely affect the Polyus Gold Group’s business, financial condition or results of operations.

Risk of unjustified tax benefit for the Polyus Gold Group

On 12 October 2006, the Plenum of the Supreme Arbitration Court of the Russian Federation issued a ruling aimed at differentiating between acceptable tax planning on the one hand and tax evasion on the other. According to the position of the Supreme Arbitration Court, a tax benefit (which may include any reduction of the taxable base, increased tax deduction, recovery, application of a reduced tax rate or tax exemption) may be treated as unjustified if it is received as a result of transactions which are economically or commercially unreasonable, or as a result of transactions the form of which differs from their substance. Such transactions are primarily aimed at receiving an unjustified tax benefit rather than being driven by a valid business or economic purpose.

As a result, a tax benefit cannot be regarded as a business objective in its own right. On the other hand, the fact that the same economic result might have been obtained with a lesser tax benefit accruing to the taxpayer does not constitute grounds for declaring a tax benefit to be unjustified. Moreover, there are no rules and little practice for distinguishing between lawful tax optimization and tax avoidance.

If the tax authorities conclude that any transactions performed within the Polyus Gold Group, as well as transactions performed with third parties, have no strong economic rationale and are aimed at receiving an unjustified tax benefit, the tax authorities or arbitration courts may treat the transactions as resulting in an “unjustified tax benefit” for any of the parties involved, which may lead to the imposition of additional taxes payable by the Polyus Gold Group.

The tax authorities have actively sought to apply this concept when challenging tax positions taken by taxpayers in court, and it is anticipated that this trend will increase in the future. Although the intention of this ruling was to combat abuses of tax law, in practice there can be no assurance that the tax authorities will not seek to apply this concept in a broader sense than may have been intended by the Supreme Arbitration Court.

The foregoing conditions create tax risks in Russia that are more significant than the tax risks typically found in countries with more developed taxation, legislative and judicial systems. These tax risks may impose additional burdens and costs on the Polyus Gold Group’s operations,

Back to Contents

PART II RISK FACTORS

including management resources. Further, these risks and uncertainties complicate the Polyus Gold Group’s tax planning and related business decisions, potentially exposing the Polyus Gold Group to significant fines, penalties and enforcement measures, despite its efforts to comply with all applicable tax laws, and these could materially adversely affect the Polyus Gold Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

Russian companies of the Polyus Gold Group cannot be consolidated for tax purposes under current tax legislation

Under the Russian tax legislation in effect on the date of this Prospectus, the financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of the Polyus Gold Group’s Russian subsidiaries pays its own Russian taxes and may not offset its profit or loss against the profit or loss of any of the Polyus Gold Group’s other subsidiaries. This may result in a higher than expected effective tax rate for the Combined Group’s consolidated Russian activities.

However, the Russian Ministry of Finance in its Main Directions of Russian Tax Policy for 2011-2013 has proposed the introduction of consolidated tax reporting to enable the consolidation for profit tax purposes of the financial results of Russian taxpayers which are part of one group. On 22 October 2010, the State Duma, the lower chamber of the Russian Parliament, started to implement consolidated tax reporting by adopting the first reading of the draft Federal law “On Amending First and Second Parts of the Russian Tax Code due to the establishment of consolidated group of taxpayers”. The law currently limits participation to only the largest Russian groups. At this time, it is impossible to predict whether, when and how such consolidated tax reporting will be enacted and, if enacted, how it would be interpreted by the tax authorities in practice.

Foreign companies of the Group may be considered residents for Russian tax purposes

Russian tax legislation in effect does not contain a concept of corporate tax residency and so companies are considered to be tax resident in Russia by virtue of the fact that they are incorporated there. The Russian Ministry of Finance in its Main Directions of Russian Tax Policy for 2009-2011 has proposed the introduction to domestic tax law of a concept of tax residency for legal entities. Under the proposals, a company would be deemed a Russian tax resident based on the place of its effective management and control and/or based on the residence of its shareholders. At present no assurance can be given as to whether and when these amendments will be enacted, their exact nature, their possible interpretation by the tax authorities and the possible impact on the Polyus Gold Group companies or companies of the Combined Group. It cannot be ruled out that, as a result of the introduction of these changes to Russian tax legislation at any date in the future, any company of the Combined Group might be deemed to be Russian tax resident and therefore becomes subject to all applicable Russian taxes.

The limitation of double tax treaty benefits based on the proposed “beneficial ownership” concept

Since 2006, the Russian Ministry of Finance has issued clarifications with respect to the concept of “beneficial ownership” of income applied in international tax treaties. Although the clarifications up to now have been of limited use (such clarifications were issued with respect to American Depositary Receipts), the clarifications set out in the letters of the Ministry of Finance demonstrate an attempt by the Russian tax authorities to investigate the beneficial ownership of income in international financial transactions and holding structures. The Russian President, in his budget message of 25 May 2009, expressed the aim of introducing legal mechanisms to combat the use of international double tax treaties for the purpose of minimising taxes where the ultimate beneficiaries are not residents of the jurisdiction which is a party to the relevant double tax treaty. Furthermore, a draft law is under discussion by the Russian Government that proposes to amend the Russian Tax Code by providing a general approach to addressing beneficial ownership when applying international tax treaties. This draft law may be considered to be additional guidance for local tax inspectorates to address the issue. It cannot be predicted if this draft law will be enacted or how it will be applied in practice.

In its Main Directions of Russian Tax Policy for 2011-2013, the Russian Ministry of Finance has further proposed the limitation of benefits provided by international tax treaties. One of the proposed amendments restricts the application of double tax treaties when used for tax avoidance purposes and creates incentives to transfer companies’ operations from offshore jurisdictions to

Back to Contents

PART II RISK FACTORS

Russia. In particular, it is assumed that the benefits of double tax treaties concluded with Russia will not be applicable in cases where the beneficiaries are not residents of the contracting states.

At this time, it is impossible to predict whether, when and how such “beneficial ownership” concept will be enacted and, if enacted, how it would be interpreted by the tax authorities in practice. However, irrespective of whether the changes are passed, the Russian tax authorities have already become more active in determining the eligibility of non-residents to tax treaty benefits.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact the Polyus Gold Group’s business, financial condition or results of operations

Russian transfer pricing legislation allows the tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of all “controlled” transactions, provided that the transaction price differs from the market price by more than 20%. “Controlled” transactions include transactions with related parties, barter transactions, foreign trade transactions and transactions with unrelated parties with significant price fluctuations (i.e., if the price of such transactions differs from the prices on similar transactions by more than 20% within a short period of time). Although some court practice is available in relation to this issue, there has been no formal guidance as to how these rules are applied. Moreover, Russian transfer pricing rules are vaguely drafted, providing the Russian tax authorities and arbitration courts wide scope to interpret their use in politically motivated investigations and prosecutions. In addition, if a transfer pricing adjustment is assessed by the Russian tax authorities, the rules do not provide for a corresponding adjustment for the related counterparty to the transaction. Due to the uncertainties in the interpretation of transfer pricing legislation, the tax authorities may challenge the prices of certain of the Polyus Gold Group’s transactions and propose adjustments. If such price adjustments relate to the Polyus Gold Group and are upheld by the Russian arbitration courts and implemented, the Polyus Gold Group’s results of operations could be materially adversely affected. In addition, the Polyus Gold Group could face significant losses associated with the assessed amount of prior underpaid taxes and related interest and penalties, which could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs.

The Russian State Duma is currently considering a draft law that would substantially change the Russian transfer pricing rules. This draft law was adopted in the first reading on 19 February 2010. As of May 2011, the draft law has been designed to pass the second reading in the State Duma. Such amendments, if adopted, are expected to result in stricter transfer pricing rules. At present, however, it is not possible to be certain whether and when this draft law will be enacted and what effect it will have on taxpayers, including the Polyus Gold Group.

Russian tax authorities may argue that withholding income tax applies to the proceeds received by foreign shareholders of Polyus Gold in the Private Exchange Offer

The general risk of interpretation and application of tax law in the Russian Federation also applies with regard to income received by foreign shareholders of Polyus Gold as a result of the exchange of securities held by these shareholders in Polyus Gold for DRs of KazakhGold Group Limited in the course of the Private Exchange Offer. To the extent that the assets of Polyus Gold indirectly consist of 50% or more of immovable property located in Russia, an interpretation of the Russian Tax Code may be possible that gains of non-Russian resident corporate Polyus Securityholders from the sale, exchange or other disposal of Polyus Securities could be subject to 20% profit tax in Russia at source. However, the risk may be eliminated based on the double tax treaties concluded between the Russian Federation and foreign jurisdictions. See “Part XIII – Taxation – Taxation of the Private Exchange Offer”.

Risks relating to the Transactions and the DRs

KazakhGold may not acquire the entire issued and outstanding share capital of Polyus Gold as a result of the Transactions

It is unlikely that KazakhGold will acquire the entire issued and outstanding share capital of Polyus Gold as a result of the Transactions. Under Russian law procedures governing compulsory acquisitions (squeeze-outs), if KazakhGold acquires more than 95% of the Polyus Shares, any remaining shareholders would have the right to sell their Polyus Shares to it and, if it both acquires more than 95% of the Polyus Shares and at least 10% of the Polyus Shares are acquired in the mandatory tender offer, it may also compel the remaining shareholders to sell their Polyus Shares

Back to Contents

PART II RISK FACTORS

to it. KazakhGold does not expect to acquire a sufficient number of Polyus Shares in the mandatory tender offer in order to be able to effect such a squeeze-out, although it is possible that it may acquire more than 95% of the Polyus Shares overall, triggering the requirement to offer to the remaining shareholders the option to sell their Polyus Shares to it. In such circumstances, Polyus Gold would continue to have minority shareholders following completion of the Transactions, and any transactions between KazakhGold and Polyus Gold or between Polyus Gold and any of its subsidiaries would be viewed as interested party transactions under Russian law, which require approval by the majority of disinterested minority shareholders. The requirement to obtain such approvals could have an impact on the availability of the Combined Group to obtain financing, including intra-group financing, which could have an adverse effect on the business, operating results and financial condition of the Combined Group.

Voting rights with respect to the KazakhGold Shares represented by the DRs are limited by the terms of the relevant Deposit Agreement

DR holders have no direct voting rights with respect to the KazakhGold Shares represented by the DRs. DR holders are able to exercise voting rights with respect to the KazakhGold Shares represented by DRs only in accordance with, for Level I GDR holders, the Level I GDR Deposit Agreement, and, for GDR holders, the GDR Deposit Agreement, and, in each case, the relevant requirements of Jersey law. Under the terms of the respective Deposit Agreements, KazakhGold has agreed to provide notice of shareholder meetings to the Depositary, and the Depositary has undertaken, in turn, as soon as practicable thereafter (and, in the case of Level I GDRs, if requested by KazakhGold) to mail to the relevant DR holders notice of meetings and a statement as to the manner in which voting instructions may be provided by holders to the Depositary. To exercise their voting rights, DR holders must then instruct the Depositary how to vote the KazakhGold Shares represented by the DRs they hold. Due to these additional procedural steps involving the Depositary, the process for exercising voting rights may take longer for DR holders than for holders of KazakhGold Shares not represented by DRs, and KazakhGold cannot assure DR holders that they will receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. See “Part XVII – Terms and Conditions of the Global Depositary Receipts – Voting Rights” and “Part XX – Description of the Level I Global Depositary Shares” for a description of the voting rights of holders of GDRs and Level I GDRs, respectively.

KazakhGold is not subject to mandatory corporate governance standards

There are no corporate governance recommendations issued by a Jersey regulatory or governmental body applicable to companies incorporated in Jersey. Furthermore, as a Jersey company with a standard listing of DRs, KazakhGold is not required to observe the recommendations of the UK Combined Code on Corporate Governance, although it will remain subject to The City Code on Takeovers and Mergers (the “Code”) for as long as it maintains an Admission of DRs. KazakhGold does not currently observe any specific code of corporate governance, although its Board of Directors does include an independent director. KazakhGold intends to develop its corporate governance policies following completion of the Transactions, with additional independent directors expected to be appointed to its Board of Directors. As a result, corporate governance policies at KazakhGold may differ by comparison to UK or US companies, and holders of KazakhGold Shares and DRs will not benefit from equivalent levels of corporate governance regulation, particularly with respect to minority shareholder protection. Polyus Gold observes the corporate governance standards that are applicable to Russian joint stock companies and its board of Directors currently includes one independent Director. See “ – The principal shareholders of KazakhGold following the Transactions will have the ability to exert significant influence over the Combined Group and its business, and the interests of those principal shareholders may conflict with those of other shareholders of KazakhGold”, “Part XV – Summary of KazakhGold’s Memorandum and Articles of Association” and “Part XVI – Comparison of Shareholder Rights in KazakhGold and Polyus Gold”.

The principal shareholders of KazakhGold following the Transactions will have the ability to exert significant influence over the Combined Group and its business, and the interests of those principal shareholders may conflict with those of other shareholders of KazakhGold

Assuming that KazakhGold exercises the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreements and the Private Exchange Offer is accepted in full and is completed, KazakhGold expects that Nafta and Onexim will own approximately 37.9%

Back to Contents

PART II RISK FACTORS

and 36.4% of KazakhGold’s share capital, respectively. See “Part VII – Information on KazakhGold – Principal Shareholders of KazakhGold”. The interests of these principal shareholders of KazakhGold could conflict with the interests of other holders of KazakhGold Shares and DRs, and the principal shareholders of KazakhGold may make decisions that could have a material adverse effect on the Combined Group’s business, revenues, financial condition, results of operations or prospects or the trading price of the DRs. In particular, the principal shareholders of KazakhGold will have the ability to exert significant influence over certain actions requiring the approval of KazakhGold shareholders, including those corporate actions which require supermajority approval of KazakhGold shareholders in accordance with Jersey law. Although KazakhGold is subject to the Code and does retain an independent director on its board, holders of DRs and KazakhGold Shares will not benefit from specific minority shareholder protection other than to the extent prescribed by Jersey law. See “ – KazakhGold is not subject to mandatory corporate governance standards”, “Part VII – Information on KazakhGold – Management and Corporate Governance – Corporate governance”, “Part XV – Summary of KazakhGold’s Memorandum and Articles of Association” and “Part XVI – Comparison of Shareholder Rights in KazakhGold and Polyus Gold”.

Future sales of KazakhGold Shares or DRs may affect the market price of the DRs

Following the Transactions, new issuances and sales, or the possibility of new issuances and sales, of a substantial number of KazakhGold Shares, or KazakhGold Shares in the form of DRs, onto the public markets, could have an adverse effect on the trading price of the DRs or could affect KazakhGold’s ability to obtain further capital through an offering of equity securities. Following the Transactions, Jenington is expected to hold up to 262,448,816 KazakhGold Shares. As Jenington will become an indirect subsidiary of KazakhGold if the Transactions are completed, it will be prohibited under Jersey law from exercising voting rights in respect of any KazakhGold Shares that it holds. Jenington expects to dispose of such KazakhGold Shares in the short- to medium-term. Subsequent equity offerings may also reduce the percentage ownership of KazakhGold’s existing shareholders. Moreover, any newly issued preferred shares may have rights, preferences or privileges senior to those of the KazakhGold Shares.

The price of DRs may be highly volatile

The trading price of the GDRs on the London Stock Exchange may experience wide fluctuations in response to a number of factors, including:

•	the financial and operating condition of the Combined Group;

•	variations in the Combined Group’s actual or anticipated operating results and those of other gold and mining companies and those of other Kazakh and Russian operations;

•	failure to meet expectations of security analysts and investors;

•	changes in financial estimates or publication of research reports by securities analysts;

•	variations in national and industry growth rates;

•	changes in governmental legislation or regulation;

•	fluctuations in the prices and trading volumes of the securities of gold-mining companies;

•	general economic conditions within the Combined Group’s business sector or in Kazakhstan or Russia; and

•	extreme price and volume fluctuations on the Kazakh, Russian or other emerging market stock exchanges.

If the Transactions are completed, Polyus Gold intends to de-list the Polyus ADSs and may terminate the Polyus ADR programme

In the event that the Transactions are completed, KazakhGold understands that Polyus Gold would apply to the UKLA and the London Stock Exchange to request that the Polyus ADSs be delisted from the Official List and from the Regulated Market of the London Stock Exchange, respectively, and Polyus Gold may terminate the Polyus ADR programme as soon as practicable after such delisting. In such circumstances, any remaining holders of Polyus ADSs would receive Polyus Shares in exchange for their Polyus ADSs.

Back to Contents

 PART III  EXPECTED TIMETABLE OF PRINCIPAL EVENTS

(The times, dates and events shown in this table are subject to change in the absolute discretion of KazakhGold)

DAY	EVENT
During the week commencing 20 June 2011	Private Exchange Offer document expected to be made available to Eligible Polyus Securityholders and Private Exchange Offer opens for acceptance.
14 July 2011	KazakhGold Extraordinary General Meeting to approve the increase of KazakhGold’s authorised share capital and other matters.
5.00 p.m., New York City time, on 18 July 2011 (the “Expiration Time”)
Deadline for acceptances of the Private Exchange Offer.

Please note that, in relation to Polyus ADSs, each of DTC, Euroclear and Clearstream will establish their own earlier deadlines for giving instructions for accepting the Private Exchange Offer, which will be earlier than the expiration time.

Please note that Share Forms of Acceptance relating to Polyus Shares must be submitted to Computershare and the transfer of Polyus Shares to the account of KazakhGold in the Register must occur by 5.00 p.m., Moscow time, on 18 July 2011

On or about 18 July 2011	Subject to satisfactory acceptances under the Private Exchange Offer, KazakhGold intends to exercise the Options
19 July 2011	RNS Announcement of the level of acceptances of the Private Exchange Offer
By 25 July 2011	Settlement of the Private Exchange Offer, the Principal Shareholders Option Agreement and the Jenington Option Agreement.
On or about 25 July 2011
RNS Announcement of the Private Exchange Offer, the Principal Shareholders Option Agreement and Jenington Option Agreement having completed and admission of new GDRs to the Standard Listing segment of the Official List and to trading on the London Stock Exchange.

Back to Contents

  PART IV  DIRECTORS, SECRETARY AND ADVISERS

KazakhGold Group Limited

Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES

KazakhGold Directors

Mr. Evgeny I. Ivanov
Mr. Oleg V. Ignatov
Mr. German R. Pikhoya
Mr. Alexey L. Teksler
Mr. Adrian J.G. Coates

All of 88 Wood Street, London EC2V 7RS, United Kingdom

KazakhGold Company Secretary

Computershare Company Secretarial Services (Jersey) Limited
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES

Legal Advisors as to US and English Law

Debevoise & Plimpton LLP
Tower 42
Old Broad Street
London EC2N 1HQ
United Kingdom

Legal Advisers as to Russian Law

Debevoise & Plimpton LLP
Business Center “Mokhovaya”
Ulitsa Vozdvizhenka, 4/7, Stroyeniye 2
Moscow, 125009
Russian Federation

Legal Advisers as to Jersey Law

Mourant Ozannes
22 Grenville Street
St Helier
Jersey JE4 8PX
Channel Islands

Financial Adviser

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom

Auditors

ZAO Deloitte & Touche CIS
5 Lesnaya St.
Moscow, 125047
Russian Federation

Back to Contents

PART V  INFORMATION ON THE TRANSACTIONS

The Proposed Combination

On 17 June 2011, the Board of KazakhGold and Polyus Gold announced the Proposed Combination, which, if completed, would result in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold, currently the indirect controlling shareholder of KazakhGold. The Proposed Combination is to be effected through a series of transactions including a conditional Private Exchange Offer to be made by KazakhGold to Eligible Polyus Securityholders for 16% of the issued Polyus Securities.

The Private Exchange Offer

Subject to applicable securities laws, the Private Exchange Offer is being made to all existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain Eligible Polyus Securityholders inside the Russian Federation, on the following basis:

for each Polyus Share:	17.14 Level I GDRs
for each Polyus ADS:	8.57 Level I GDRs
(every two Polyus ADSs represent one Polyus Share)

In determining these exchange ratios, the Board took into account, among other things, the relative financial position of Polyus Gold and KazakhGold, Polyus Gold’s operational outlook, and the consideration payable by AltynGroup for the KazakhGold Operating Subsidiaries.

The Exchange Ratios were arrived at based on the following assumed values:

•	each Polyus Share and every two Polyus ADSs of approximately USD 68.56; and

•	each KazakhGold GDR of approximately USD 4.00.

Based on the above assumed values, the Exchange Ratios imply a value for the existing issued share capital of Polyus Gold of approximately USD 13.1 billion.

On 17 June 2011 the Board of KazakhGold determined that the exchange ratios were fair from a financial point of view so far as the existing shareholders of KazakhGold were concerned. In arriving at this determination, the Board of KazakhGold took financial advice from HSBC Bank plc as financial adviser to KazakhGold.

In addition to the Private Exchange Offer, the Transactions comprise the granting of Options to KazakhGold under (i) the Principal Shareholders Option Agreement by entities under the respective beneficial ownership of Nafta and Onexim, which are currently the two principal shareholders of Polyus Gold, to acquire their entire holdings of Polyus Securities, and (ii) the Jenington Option Agreement by Jenington to acquire Jenington’s entire holding of Polyus Shares. Completion of the Private Exchange Offer and the exercise of the Options are both subject to conditions as described below.

Following completion of the Private Exchange Offer and the exercise of the options under the Principal Shareholders Option Agreement and the Jenington Option Agreement, KazakhGold is expected to acquire approximately 94.8% of the issued share capital of Polyus Gold, as a result of which Polyus Gold will become a subsidiary of KazakhGold. On this basis:

•	existing Polyus Gold shareholders would hold approximately 96.3% of the Combined Group; and

•	existing KazakhGold shareholders would hold approximately 3.7% of the Combined Group.

Full acceptance of the Private Exchange Offer and closing of the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement would result in the issue of approximately 3,097,589,638 KazakhGold Shares and DRs, representing approximately 96.3% of the issued ordinary share capital of KazakhGold following completion of the Transactions.

Following completion of the Transactions and, subject to shareholder approval and admission of the GDRs to the Official List of the UKLA and to trading on the London Stock Exchange KazakhGold will be renamed “Polyus Gold International Limited”.

Back to Contents

Conditions to the Private Exchange Offer

The Private Exchange Offer is subject, among others, to the conditions set out below, each of which may be waived (to the extent any such condition is capable of being waived) by KazakhGold at any time, in whole or in part, in its sole discretion:

1.	valid acceptances having been received by the Expiration Time of the Private Exchange Offer with respect to Polyus Securities representing in the aggregate 30,500,440 Polyus Shares, representing in aggregate 16% of the issued and outstanding share capital of Polyus Gold;

2.	the Principal Shareholders Option Agreement and the Jenington Option Agreement remaining in full force and effect and the parties complying with their respective obligations under the Principal Shareholders Option Agreement and Jenington Option Agreement;

3.	the resolutions to be proposed at the Extraordinary General Meeting scheduled for 14 July 2011 having been duly passed at such meeting;

4.	all governmental and regulatory approvals, consents and waivers necessary to permit KazakhGold and other parties to the Transactions to consummate the Proposed Combination (or any one or more of them) having been received in form and substance satisfactory to KazakhGold and remaining in full force and effect, including the following:

a)	approval of the acquisition by KazakhGold of up to 100% of Polyus Shares by the Government Commission On Monitoring Foreign Investment in the Russian Federation confirmed by a written approval from FAS in accordance with Federal Law No. 57-FZ “On Procedures for Foreign Investments in Companies of Strategic Significance for National Defence and Security” dated 29 April 2008 remaining in full force and effect;

b)	written consent to the acquisition by KazakhGold of up to 100% of Polyus Shares from FAS in accordance with Federal Law No. 135-FZ “On Protection of Competition” dated 26 July 2006, as amended;

c)	approval granted by the Ministry of Industry and New Technologies of the Republic of Kazakhstan, pursuant to Articles 36 and 37 of the Subsoil Law of the Republic of Kazakhstan, to the issuance of KazakhGold Shares and KazakhGold DRs in exchange for Polyus Securities under the Transactions, based upon a waiver from the Republic of Kazakhstan, pursuant to Articles 12 and 13 of the Subsoil Law of the Republic of Kazakhstan, of the state’s pre-emptive right to acquire KazakhGold Shares and KazakhGold DRs to be issued under the Transactions; and

d)	Level I GDRs and GDRs to be issued under the Private Exchange Offer and the Options shall be admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange, which, solely for the purposes of the fulfilment of this condition, shall be deemed to occur following notification that the application for admission has been approved at the listing hearings held by the UK Listing Authority and the London Stock Exchange, respectively, subject to receipt of confirmation by the UKLA and London Stock Exchange of the issuance of such Level I GDRs and GDRs;

5.	in KazakhGold’s opinion, no event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, that would or might prohibit, prevent, restrict or delay consummation of the Private Exchange Offer (or any other of the Transactions), shall have occurred; and

6.	in KazakhGold’s opinion, no action or proceeding shall have been instituted or threatened that would impair a contemplated purpose of the Private Exchange Offer (or any other of the Transactions), and no development shall have occurred that would materially or adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, including, without limitation, the commencement of war, armed hostilities, terrorist action or any other international or national calamity.

KazakhGold has received the Kazakh and Russian governmental approvals of the Transaction referred to in 4 (a) to 4 (c) above.

KazakhGold reserves the right in its sole discretion to amend or extend the Private Exchange Offer or to terminate the Private Exchange Offer prior to settlement and delivery of the Level I GDRs to

Back to Contents

the Exchange Agent for onward delivery to the persons entitled thereto for any reason, including if any of the conditions are not satisfied (or, where capable of waiver, waived).

If the Private Exchange Offer and the exercise of the Options are not completed, the benefits that are expected to result from the Proposed Combination, including the improved financial position for KazakhGold, will not occur. See “– Reasons for and benefits of the Proposed Combination”. Completion of each of the Proposed Combination and the sale of the KazakhGold Operating Subsidiaries is not conditional upon completion of the other.

Acceptance under the Private Exchange Offer

Polyus Securityholders may accept the offer in respect of some or all of their Polyus Securities by following the acceptance procedures set out in “Part XXIII – Acceptance procedures for the Private Exchange Offer”. A Polyus Securityholder may not withdraw an acceptance under the Private Exchange Offer.

To the extent that acceptances are received in respect of Polyus Securities representing more than 16% of Polyus Shares in issue during the term of the Private Exchange Offer, all acceptances will be reduced pro rata according to the number of Polyus Securities offered for acceptance by Eligible Polyus Securityholders (with downward adjustments where necessary to avoid the acquisition of fractional Polyus Securities). Any pro rata allocation pursuant to the Private Exchange Offer will not differentiate between Polyus Shares or Polyus ADSs, save as shall be necessary to account for the fact that two Polyus ADSs represent one Polyus Share.

No fractional Level I GDRs will be issued in the Private Exchange Offer. The number of Level I GDRs to which Polyus Securityholders will become entitled as a result of the Private Exchange Offer will be rounded down to the nearest whole number.

The time at which the Private Exchange Offer will close for acceptances will be 5.00 p.m., New York time, on 18 July 2011, unless extended. KazakhGold reserves the right to extend the expiry date in its sole discretion. Each of Euroclear, Clearstream and DTC will establish its own expiry time and date and time for receipt of instructions to tender Polyus ADSs, which will be earlier than the expiration time. Each holder should contact the financial intermediary through which it holds Polyus ADSs to determine the expiry time and date applicable to it. Share Forms of Acceptance must be submitted to Computershare, and the relevant Polyus Shares transferred to KazakhGold, by 5.00 p.m., Moscow time, on 18 July 2011.

Assuming acceptance in full and completion of the Private Exchange Offer, 522,777,541 Level I GDRs will be issued.

The Principal Shareholders Option Agreement

KazakhGold has entered into the Principal Shareholders Option Agreement with certain Onexim group entities beneficially owned by Mr. Mikhail Prokhorov, General Director of Polyus Gold, and certain Nafta group entities beneficially owned by Mr. Suleiman Kerimov. Under the Principal Shareholders Option Agreement, such entities have granted KazakhGold the option, subject to various conditions, to purchase their entire holdings of Polyus Securities, comprising 96,636,443 Polyus Shares and 85,619,611 Polyus ADSs, representing, in aggregate 73.2% of the issued and outstanding share capital of Polyus Gold, in exchange for the Regulation S GDRs. The options under the Principal Shareholders Option Agreement are exercisable during the period commencing on 14 July 2011 and ending on the date falling thirty (30) days thereafter or such later date as may be determined pursuant to the Principal Shareholders Option Agreement in the event that the Private Exchange Offer is extended. Under the Principal Shareholders Option Agreement, Onexim has agreed to receive a portion of the Regulation S GDRs it would otherwise be entitled to in KazakhGold Shares, as determined by KazakhGold. The Principal Shareholders Option Agreement is subject to conditions as to receipt and validity of governmental and regulatory approvals, the passing of the resolutions at the KazakhGold Extraordinary General Meeting and receipt of acceptances in the Private Exchange Offer, as well as compliance by Nafta and Onexim with their respective obligations relating to the transfer of their Polyus Gold ADSs under such agreement.

Jenington Option Agreement

KazakhGold has entered into an agreement (the “Jenington Option Agreement”) with Jenington under which Jenington has granted KazakhGold the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares. The exchange ratio used under the

Back to Contents

Jenington Option Agreement to calculate the number of KazakhGold Shares to be issued to Jenington is the same as the ratio used in the Private Exchange Offer. The Option under the Jenington Option Agreement may be exercised and exchange completed at any time prior to or after the expiration time of the Private Exchange Offer and the Principal Shareholders Option Agreement, and, in the absence of waiver by KazakhGold, it is subject to conditions as to receipt of governmental and regulatory approvals, the passing of the resolutions at the Extraordinary General Meeting and receipt of acceptances in the Private Exchange Offer.

Reasons for and benefits of the Proposed Combination

The Board of KazakhGold and Polyus Gold believe that the Proposed Combination will provide substantial benefits to both Polyus Gold and KazakhGold, as well as holders of their respective shares and depositary receipts, including:

Creation of a leading gold producer

The Proposed Combination will create one of the leading gold producers in the world and the largest pure gold mining company listed on the London Stock Exchange in terms of gold production and mineral resources. Based on the 2010 annual results for KazakhGold and Polyus Gold, the Combined Group had aggregate production of 1,386 thousand ounces in 2010, proven and probable reserves of 81.0 million ounces, and measured, indicated and inferred resources of 125.9 million ounces (adding Polyus Gold reserves and resources as of January 2011 and KazakhGold reserves and resources as of May 2011, determined in accordance with the JORC Code at such date).

Strong platform for growth

The Proposed Combination will bring to KazakhGold the high quality assets of Polyus Gold, including Olimpiada and Natalka, as well as Polyus Gold’s strong exploration and development portfolio. The Boards of KazakhGold and Polyus Gold believe that the Combined Group will have a strong platform for future growth in Russia and globally.

Improved financial position for KazakhGold

Polyus Gold has funded the development and operations of KazakhGold through two USD 50 million shareholder loans, as well as further loans in an aggregate principal amount of USD 10.675 million in 2011 to fund interest payments on the Senior Notes and other obligations of KazakhGold. As part of the Partial Offer, Jenington also agreed to underwrite a USD 100 million placing of new KazakhGold Shares and GDRs in KazakhGold, which was completed in July 2010.

Since completion of the Partial Offer, the KazakhGold Group has not been able to generate sufficient cash to service its debt, and has relied on funding supplied by Jenington to support its debt and other obligations. The KazakhGold Group had a loss in 2010 of USD 57,271 thousand (compared to USD 143,739 thousand in 2009), and had cash outflows from operations in 2010 of USD 43,886 thousand (compared to USD 48,987 thousand in 2009). In the absence of the Proposed Combination, there can be no assurance that further financial support from Jenington or Polyus Gold will be forthcoming beyond 30 April 2012. If the Proposed Combination is completed, KazakhGold will be the parent company of the Polyus Group, enabling it, and indirectly the DR Holders, to benefit from the enlarged group’s operating cash flows and improved liquidity.

Enhanced liquidity and visibility of the Combined Group

The Board of KazakhGold and Polyus Gold believe that, with an enlarged shareholder base and greater free float in USD terms following completion of the Proposed Combination, the Combined Group will benefit from enhanced liquidity in its DRs, as well as increasing its visibility in the London equity market, resulting in a more transparent valuation for the Combined Group going forward.

Improved access to capital markets

Through the combination with Polyus Gold, the Board of KazakhGold and Polyus Gold believe that KazakhGold will have a more stable financial footing and will have access to more reliable sources of financing on more beneficial terms than those presently available to it. Polyus Gold is currently subject to limitations under Russian law on the aggregate number of depositary receipts it can have in issue, which restricts its capability to raise capital in the international equity markets and the ability of its shareholders to convert common shares into depositary receipts. The Board of

Back to Contents

KazakhGold and Polyus Gold expect the internationalisation of Polyus Gold through the combination with KazakhGold to give the Combined Group the ability to raise capital through a more direct access to international capital markets.

Enhanced corporate governance

The new Board of KazakhGold is expected to have at least three independent non-executive directors, including Mr Adrian Coates and The Earl of Clanwilliam. As GDR holders of the Combined Group, existing KazakhGold GDR holders will benefit from enhanced corporate governance through the appointment of at least two additional independent non-executive directors, and Polyus Securityholders will benefit from the appointment of at least one additional independent non-executive director to the Board of KazakhGold.

Potential to move to a Premium Listing

Following the integration of the KazakhGold and Polyus Gold groups, the Combined Group will consider applying in due course to the UKLA for a Premium Listing of its ordinary shares on the London Stock Exchange, which would allow the Combined Group to seek future inclusion in key FTSE indices and which, the Board of KazakhGold and Polyus Gold believe, would lead to a re-rating of the Combined Group. Moving to a Premium Listing would also require enhancement to the corporate governance of the company and provide greater rights for minority shareholders than KazakhGold’s Jersey incorporation and Standard Listing presently affords them. No final determination has been made to apply for a Premium Listing, and no assurance can be given that such a listing would be obtained.

Attractive acquisition currency

The Board of KazakhGold and Polyus Gold believe that the Combined Group’s London Stock Exchange listing will provide an attractive acquisition currency for future expansion and consolidation opportunities within the gold sector.

Elimination of multiple trading platforms

The completion of the Proposed Combination will result in a single, London-listed investment opportunity for investors in the form of KazakhGold depositary receipts with one unified market capitalisation, eliminating the multiple trading platforms for investment in Polyus Gold or KazakhGold securities that currently exist, along with the associated listing costs.

Effect of the Transactions

The following diagrams (which do not include the subsidiaries of KazakhGold or Polyus Gold) summarise the effect that consummation of the Transactions would have on KazakhGold and Polyus Gold, and their holders of shares and depositary receipts.

Back to Contents

Diagram 1 – Before the Transactions

Diagram 2 – After the Transactions

Other consequences of the Transactions

If the Private Exchange Offer and exercise of the Options are completed, KazakhGold will acquire more than 30% of the issued and outstanding share capital of Polyus Gold and will be required under the Russian Joint Stock Companies Law to make a mandatory tender offer in cash for all of the outstanding Polyus Shares not then owned by it. KazakhGold expects to enter into a credit facility in order to provide a source of funds for the acquisition of Polyus Securities under the mandatory tender offer. See “Part VII – Information on KazakhGold – Material Contracts – Material Contracts in connection with the Transactions – Bridge Facility”. If, following the mandatory tender offer, KazakhGold acquires more than 95% of the Polyus Shares, any remaining Polyus Shareholders would have the right to sell their Polyus Shares to it and, if it acquires more than 95% of the Polyus Shares and at least 10% of the Polyus Shares are acquired in the mandatory tender offer, it may also compel the remaining Polyus Shareholders to sell their Polyus Shares to it. See “Part XII – Regulatory Matters – Regulation of the Russian Gold Industry – Share Acquisitions above Certain Thresholds and Takeover Protection”. KazakhGold does not expect to acquire a sufficient number of Polyus Shares in the mandatory tender offer in order to be able to

Back to Contents

effect such a squeeze-out, although it is possible that it may acquire more than 95% of the Polyus Shares overall, triggering the requirement to offer to the remaining Polyus Shareholders the option to sell their Polyus Shares to it.

Polyus Dividend

On 20 May 2011 Polyus Gold’s annual general shareholders’ meeting declared payment of dividends to Polyus Shareholders of approximately RUB 2.1 billion for the year ended 31 December 2010, which equates to approximately USD 76.0 million based on RUB/USD exchange rate of 28.2212 established by the Central Bank of Russia on 16 April, 2011. Considering the interim dividend payment which was declared following the results of the first six months of 2010 in the amount of RUB 8.52 per ordinary share, the total dividends declared in favour of shareholders of Polyus Gold for the year ended 31 December 2010 amount to RUB 19.77 per ordinary share, or USD 133.5 million based on RUB/USD exchange rate of 28.2212 established by the Central Bank of Russia on 16 April, 2011. The dividends will be paid out prior to 19 July 2011. Participation by Polyus Securityholders in the Private Exchange Offer and the transfer of their Polyus Securities to KazakhGold will not prevent them from receiving the dividends declared at this annual general shareholders’ meeting.

Dividend policy

The Board of Directors of KazakhGold is currently formulating a revised dividend policy for KazakhGold. KazakhGold did not declare a dividend in respect of the years ended 31 December 2008, 2009 and 2010. KazakhGold is restricted from paying dividends under the terms of its Senior Notes. The terms of the Senior Notes prohibit the payment of dividends unless, at the time of payment of the dividend, it would be able under those terms to incur additional indebtedness and no default has occurred and is continuing. See “Part VII – Information on KazakhGold – Material Contracts”.

Changes to the Board of KazakhGold following the Transactions

Following completion of the Transactions, it is expected that a new Board of KazakhGold will be constituted. The composition of the new Board of Directors is expected to be determined by or shortly following the completion of the Proposed Combination and will include members from the current Board, as well as members from the Board of Directors of Polyus Gold. It is expected that the Board will include at least three Independent Directors following completion of the Proposed Combination, including Mr Adrian Coates and The Earl of Clanwilliam. It is expected that the new Directors will be appointed by the current KazakhGold Board, as permitted by the Company’s Articles of Association, for terms expiring at KazakhGold’s next Annual General Meeting in 2012. See “Part VII – Information on KazakhGold – Management and Corporate Governance – Directors and Senior Management following the Transactions”.

Intention to delist Polyus Gold ADSs

Following completion of the Transactions, Polyus Gold intends to apply to the UKLA and the London Stock Exchange to have the Polyus ADSs delisted from the Official List and from the Regulated Market in accordance with the respective rules of the UKLA and the London Stock Exchange, and Polyus Gold may terminate the Polyus ADR programme as soon as practicable after such delisting. In such circumstances, any remaining holders of Polyus ADSs would receive Polyus Shares in exchange for their Polyus ADSs. If the Transactions do not complete, Polyus Gold will maintain the listing of Polyus ADSs on the Official List and Regulated Market.

Information for Residents of the Russian Federation

The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia. In accordance with Russian law, in the Russian Federation the Private Exchange Offer and the Level I GDRs may only be accepted by Polyus Securityholders who are “qualified investors” under Russian Federal Law dated 22 April 1996 No. 39-FZ “On the Securities Market” (as amended) (the “Russian Securities Market Law”). Article 51.2(2) of the Russian Securities Market Law lists the following institutions, among others, as qualified investors: (i) brokers, dealers and managers; (ii) credit institutions; (iii) joint-stock investment funds; (iv) management companies of investment funds and non-government

Back to Contents

pension funds; (v) insurance organisations; (vi) non-governmental pension funds; (vii) international organisations, including the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and the European Bank for Reconstruction and Development; and (viii) Bank of Russia and certain Russian state corporations. In addition, natural persons and legal entities meeting certain financial and net worth tests may be recognised as “qualified investors” in accordance with the procedures set forth by the Federal Service for the Financial Markets of the Russian Federation (the “FSFM”).

Pursuant to Article 51.2(5) of the Russian Securities Market Law and related implementing regulations, a legal entity may be recognised as a qualified investor by a Russian licensed broker or an asset manager if such entity satisfies any two of the following criteria:

•	such entity has a working capital of at least RUB 100.0 million (approximately USD 3.4 million);

•	every quarter during the previous four quarters, such entity has engaged in at least five transactions with securities or other financial instruments, the aggregate price of which was at least RUB 3.0 million (approximately USD 100,000);

•	over the previous accounting year, such entity had a turnover of at least RUB 1,000.0 million (approximately USD 33.3 million); and

•	over the previous accounting year, such entity’s asset value was at least RUB 2,000.0 million (approximately USD 66.6 million).

In addition, Article 51.2(4) of the Russian Securities Market Law and related implementing regulations provide that a natural person may also be recognised as a qualified investor by a Russian licensed broker or an asset manager if such person satisfies any two of the following criteria:

•	the individual has an investment portfolio consisting of securities and/or other financial instruments of a value greater than RUR 3 million (approximately USD 100,000);

•	the individual has been employed for at least 2 years with a Russian or foreign entity that entered into transactions in securities and/or other financial instruments with certain exceptions;

•	the individual completed at least 10 securities transactions in each quarter during the last 4 quarters, amounting to at least RUR 300,000 (approximately USD 10,000) or at least 5 securities transactions in the last 3 years, amounting to at least RUR 3 million (approximately USD 100,000).

Polyus Securityholders that are established, registered, located or resident in the Russian Federation or otherwise receive the Private Exchange Offer in the Russian Federation must consult with their legal advisors to determine whether they are “qualified investors” under Russian law. Such Polyus Securityholders that are not able to demonstrate that they are qualified investors under Russian law, are requested to disregard the Private Exchange Offer and any documentation related thereto, including this Prospectus, and will not be able to exchange their Polyus Shares or Polyus ADSs for Level I GDRs.

Polyus Securityholders that are established, registered, located or resident in the Russian Federation and are qualified investors under Russian law, but which are not listed in Article 51.2(2) of the Russian Securities Market Law may only accept Level I GDRs through a Russian broker authorised to accept Level I GDRs on their behalf.

Subject to provisions of the Russian Securities Market Law, any subsequent transactions in Level I GDRs received pursuant to the terms of the Private Exchange Offer by Eligible Polyus Shareholders that are established and registered, located or resident in the Russian Federation and are qualified investors not listed in Article 51.2(2) of the Russian Securities Market Law may be effected only through a Russian licensed broker authorised to enter into such transactions on their behalf.

Back to Contents

 PART VI

INFORMATION ON THE SALE OF THE
KAZAKHGOLD OPERATING SUBSIDIARIES

Summary

On 8 December, 2010 KazakhGold and AltynGroup Kazakhstan LLP, a limited liability partnership owned by members of the Assaubayev family (“AltynGroup”), entered into a Principal Agreement setting out the terms and conditions upon which AltynGroup would purchase the shares in certain subsidiaries of KazakhGold and refinance certain of its debt.

On 14 March 2011, KazakhGold announced the termination of the Principal Agreement. On 10 April 2011, KazakhGold entered into the Amended Principal Agreement with AltynGroup for the sale of KazakhGold’s operating subsidiaries in Kazakhstan, Romania and Kyrgyzstan and also entered into the Settlement Deed, which provides for a settlement and release of the orders, judgments and claims initiated in the UK, Jersey, the BVI, or elsewhere, between KazakhGold, Jenington and Kazakhaltyn, on the one hand, and the Assaubayev family, on the other hand, and all of their respective subsidiaries and affiliates without any admission of liability on either part. Entry into the Amended Principal Agreement and the Settlement Deed, and completion of the related transactions and the settlement and release of the orders, judgments and claims between the parties, allows KazakhGold to resolve the litigations and disputes with its former directors and other parties and the Kazakh Government, which has hindered its operations, as well as enables it to pursue the Proposed Combination, which the Board believes will provide substantial benefits to its shareholders.

The Board has not yet determined how to use the proceeds from the sale. Although the proceeds could be used for the investment or acquisition of other businesses, distributed to shareholders or used for other purposes, there can be no assurance that any such investment or acquisition would be successful or that the shareholders would receive the full value of the proceeds from the sale to AltynGroup if, for instance, any investments or acquisitions do not generate the anticipated returns. The decision on how to use the proceeds from the sale to AltynGroup may not be made immediately, and until the decision is made the assets remaining at KazakhGold will, if the Proposed Combination is not completed, primarily consist of the proceeds from the sale, which would not be expected to generate significant returns to the Company or, indirectly, the holders of DRs. During this period trading in the DRs may be significantly impaired, as there would be substantial uncertainty as to the use of the proceeds and the future development of KazakhGold. See “Part II – Risk Factors – Risks associated with the KazakhGold Group – There can be no assurance that the Proposed Combination will be completed”.

If the sale of the KazakhGold Operating Subsidiaries does not occur, the repayment by AltynGroup of the amounts outstanding to Jenington and of the Senior Notes will not take place as required by the Amended Principal Agreement, and KazakhGold will remain primarily obligated to repay the amounts owing under these loans and the Senior Notes as they become due. In the absence of the Proposed Combination, KazakhGold will rely on funding generated by its own operations and funding from Jenington or Polyus Gold to support its debt obligations. KazakhGold’s own operations have not provided adequate funds to support its debt obligations and since the completion of the Partial Offer in August 2009 it has relied on Jenington for funding these obligations. Neither Jenington or Polyus Gold has committed to provide financial support to KazakhGold beyond 30 April 2012. Accordingly, if neither the sale of the KazakhGold Operating Subsidiaries nor the Proposed Combination were to occur, there can be no assurance that KazakhGold will have sufficient funding beyond 30 April 2012 to support its financial obligations. See “Part II – Risk Factors – Risks associated with the KazakhGold Group – There can be no assurance that the proposed sale of the KazakhGold Operating Subsidiaries to AltynGroup will be completed”.

Summary of Key Terms of the Amended Principal Agreement

Pursuant to the Amended Principal Agreement, AltynGroup will acquire the shares of KazakhGold’s operating subsidiaries in Kazakhstan, Romania and Kyrgyzstan in two tranches. The aggregate consideration for the shares is USD 509,000,000, as well as the provision of funds required to repay USD 62,044,198.05 in outstanding principal amount of loans advanced by Jenington,

Back to Contents

PART VI INFORMATION ON THE SALE OF THE KAZAKHGOLD OPERATING SUBSIDIARIES

together with accrued interest, and the provision of a guarantee in respect of KazakhGold’s obligations under the Senior Notes.

First Tranche

By no later than 12 September 2011 (the “First Tranche Cut-Off Date”), AltynGroup has agreed conditionally to acquire the following shareholdings in the operating subsidiaries (the “First Tranche Companies”) of KazakhGold listed below:

•	51 per cent of Kazakhaltyn;

•	51 per cent of Romaltyn Mining S.R.L.;

•	51 per cent of Romaltyn Exploration S.R.L.;

•	51 per cent of Norox Mining Company Limited;

•	34 per cent of Talas Gold Mining Company (subject to waiver by the second shareholder of its pre-emptive right to acquire such shares),

(together the “First Tranche Shares”).

The consideration for the First Tranche Shares is USD 259,590,000, payable in cash at completion of the transfer of the First Tranche Shares (“First Tranche Completion”). Part of the consideration for the First Tranche Shares will be satisfied, subject to certain conditions being met, by: (i) procuring the release of an amount equal to USD 31,025,000 (plus interest capitalized and accrued thereon) owed by KazakhGold under the loan agreements entered into with Gold Lion Holdings Limited; and (ii) as to USD 100,000,000 by drawing on the LOC.

Conditions Precedent to the First Tranche Completion

The First Tranche Completion is subject to a number of conditions as specified in the Amended Principal Agreement, including the execution of definitive transaction documentation, including a Share Purchase Agreement and Shareholders’ Agreements, the Settlement Deed remaining in full force and effect (and no new claims or proceedings having been initiated) and receipt and effectiveness of all required governmental, third party and corporate approvals and consents.

Second Tranche

Assuming First Tranche Completion occurs, AltynGroup will, at its election, acquire from KazakhGold no later than 31 December 2012 (the “Second Tranche Cut-Off Date”) either: (i) the outstanding issued shares in the First Tranche Companies not acquired at First Tranche Completion (which in the case of Talas Gold Mining Company will be either 32.67 per cent or 66.67 per cent of its shares depending on whether a 34 per cent stake was acquired by AltynGroup at First Tranche Completion); or (ii) all of the issued shares in the immediate holding companies holding the First Tranche Companies and the shares in Kazakhgold Services Cyprus Limited (such elected shares being the “Second Tranche Shares”).

The consideration for the Second Tranche Shares is USD 249,410,000 plus interest accrued at a rate of 9.375% per annum calculated on a daily basis (and compounded annually) from First Tranche Completion up to the date of the acquisition of the Second Tranche Shares.

Completion of the purchase of the Second Tranche Shares may, at the option of AltynGroup, take place in one or more stages (“Second Tranche Partial Completions”). In any event, completion of the sale and purchase of all Second Tranche Shares must occur on or before the Second Tranche Cut-Off Date. Prior to or at First Tranche Completion, AltynGroup is required to provide KazakhGold with a guarantee satisfactory to KazakhGold of payment for the Second Tranche Shares.

Conditions Precedent to the Second Tranche Completion

Each Second Tranche Partial Completion shall, to the extent that the same are applicable and relevant, be subject to the same conditions as for the First Tranche Completion.

Repayment of Jenington Loans and Senior Notes

On or before First Tranche Completion AltynGroup will provide funds to KazakhGold in order to repay USD 62,044,198.05 in outstanding principal amount of loans, advanced by Jenington, together with accrued interest.

On or prior to First Tranche Completion AltynGroup will provide KazakhGold with an irrevocable unconditional guarantee or stand-by letter of credit in respect of 51% of all sums payable under the

Back to Contents

PART VI INFORMATION ON THE SALE OF THE KAZAKHGOLD OPERATING SUBSIDIARIES

Senior Notes. Such guarantee shall be increased proportionally to the number of Second Tranche Shares acquired by AltynGroup or its nominee. Under the Amended Principal Agreement, AltynGroup is required to repay the Senior Notes by the Second Tranche Completion. As the Second Tranche Completion is subject to conditions set forth in the Amended Principal Agreement, there can be no assurance that this repayment will occur.

As required by the Amended Principal Agreement, KazakhGold completed a consent solicitation from the holders of the Senior Notes on 17 June 2011 to permit the Transactions and the sale of the KazakhGold Operating Subsidiaries. As provided by the Amended Principal Agreement, AltynGroup bore the costs of this consent solicitation, including fees paid to the holders of the Senior Notes and related advisers’ fees. KazakhGold intends to comply with the reporting requirements of the Senior Notes in the future.

Effect of no First Tranche Completion

In the event that First Tranche Completion does not occur and the USD 100,000,000 is not drawn down under the LOC as part payment for the First Tranche Shares, depending on which of the conditions to First Tranche Completion are not satisfied, KazakhGold will also be able to draw on the LOC and apply the proceeds as follows:

•	after 12 September 2011, USD 100,000,000 to be applied, together with the release of the Gold Lion Loans as described above, towards the acquisition by AltynGroup (or its nominee) of 18,977,653 KazakhGold shares at a price per share of USD 6.530; or

•	at any time after 11 November 2011, and subject to no demand having been made by KazakhGold under the Letter of Credit in accordance with the above, in the event that any one or more of certain specified conditions to First Tranche Completion were not satisfied, then KazakhGold may draw certain amounts as partial consideration for the entry by KazakhGold into the Settlement Deed.

In addition, the Amended Principal Agreement provides for payment of a fee in the amount of USD 14,600,000 by KazakhGold to AltynGroup, in the event First Tranche Completion does not occur due to the failure by KazakhGold to procure the delivery of the First Tranche Shares.

Termination of the Amended Principal Agreement

Either party may terminate the Amended Principal Agreement, by notice in writing to the other, in the following circumstances:

•	the parties failing to achieve the First Tranche Completion by the First Tranche Cut-Off Date; or

•	in the event of a material breach by the other party of the provisions of the Amended Principal Agreement, where the breaching party fails to remedy it within 5 business days of receiving notice from the other of such alleged material breach, and requiring the remedy of the same.

There can be no assurance that the conditions to the transactions contemplated by the Amended Principal Agreement will be satisfied, or that the transactions will be completed.

Summary of Key Terms of the Settlement Deed

The Settlement Deed provides for the settlement and release of the orders, judgments and claims initiated in the UK, Jersey, the BVI, or elsewhere, between KazakhGold, Jenington and Kazakhaltyn, on the one hand, and the Assaubayev family, on the other hand, and all of their respective subsidiaries and affiliates without any admission of liability on either part and together with warranties and covenants with a view to protecting the parties from any further claims by related parties. There are express reservations of claims against certain third parties in connection with specified ongoing disputes.

The effectiveness and implementation of the settlement pursuant to the Settlement Deed was conditional upon the satisfaction of various conditions by 14 May 2011. These conditions included receipt of a waiver from the Republic of Kazakhstan of the state’s pre-emptive right to acquire any or all of the KazakhGold Shares or DRs to be issued as consideration under the Transactions and confirmation of the validity of approvals previously granted in connection with the Partial Offer, as well as the issuance to KazakhGold of an irrevocable documentary stand-by letter of credit in the amount of USD 100,000,000, which is available for drawdown in certain circumstances including partial payment on completion of the First Tranche of the KazakhGold Operating Subsidiaries.

Back to Contents

PART VI INFORMATION ON THE SALE OF THE KAZAKHGOLD OPERATING SUBSIDIARIES

Following satisfaction of the required conditions to effectiveness of the Settlement Deed, the Settlement Deed has become fully effective and the parties have taken the necessary steps contemplated by the Settlement Deed for the settlement and release of the claims between them.

Back to Contents

PART VII

INFORMATION ON KAZAKHGOLD

Business Overview

The KazakhGold Group is one of the leading gold mining companies in Kazakhstan based upon its gold resources.

The KazakhGold Group’s business dates back to 1929, when gold ore was discovered at the Aksu deposit in Northern Kazakhstan. Exploration began at the KazakhGold Group’s Bestobe and Zholymbet deposits in 1932. The KazakhGold Group’s principal mining operations are in Northern Kazakhstan, comprising:

•	the Aksu mine (including the Aksu and adjacent Quartzite Hills deposits);

•	the Bestobe mine; and

•	the Zholymbet mine.

In addition, the KazakhGold Group has development properties in Northern, Eastern and Central Kazakhstan, as well as in Romania and exploration projects at Yuzhny Karaultube and Kaskabulak.

On 9 July 2009, Jenington made the Partial Offer to shareholders of KazakhGold. The Partial Offer was declared wholly unconditional on 14 August 2009, following which Jenington became the KazakhGold Group’s controlling shareholder.

In April 2010, a pilot gold production programme began at the Akzhal deposit. The deposit is located in the Zharminsky district of Eastern Kazakhstan and contains 61.7 thousand tonnes of ore reserves category B+C+C2 with the gold grade of 7.9 g/t. At the Akzhal deposit the KazakhGold Group launched a 0.3 mtpa pilot heap leaching facility which produces gold-bearing sorbent further processed at an in-house plant in Ust-Kamenogorsk (maximum processing capacity up to 5 tonnes of 160 k oz of doré gold per annum) to produce doré gold.

On 19 May 2010, the KazakhGold Group announced a development programme for upgrading its facilities with the goal of achieving an annual production level of 500 thousand troy ounces of gold by 2016.

In 2010, the KazakhGold Group produced 110.5 thousand ounces of gold and sold 103.3 thousand ounces of gold at an average achieved sale price of USD 1,107.8 per contained ounce. In 2010, the KazakhGold Group had revenue of USD 115.7 million and loss before income tax of USD 55.9 million. As at 31 December 2010, the KazakhGold Group’s total assets were USD 241.7 million.

Background

Since acquiring its 50.15% interest in KazakhGold in 2009, Jenington has funded the development and operations of KazakhGold through two USD 50 million shareholder loans, one of which has been repaid. As part of the Partial Offer, Jenington also agreed to underwrite a USD 100 million placing of new KazakhGold Shares and GDRs in KazakhGold, which was completed in July 2010. Jenington now owns 65% of the issued share capital of KazakhGold.

On 30 June 2010, the Board of KazakhGold announced the Proposed Combination, which, if completed, would have resulted in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold. The 2010 Proposed Combination was terminated on 26 October 2010, following the announcement by MINT indicating that it was annulling the prior decisions of the competent authorities in Kazakhstan granting waivers of the state’s pre-emptive right to acquire KazakhGold securities, including the waivers obtained for the 2010 Proposed Combination.

On April 10, 2011 KazakhGold and AltynGroup entered into the Amended Principal Agreement, providing for the sale, in two tranches, of the shares of the KazakhGold Operating Subsidiaries. The Amended Principal Agreement restates and amends the original Principal Agreement between the parties, which was entered into on 8 December 2010 and terminated on 14 March 2011. Under the Amended Principal Agreement, KazakhGold has agreed to sell the KazakhGold Operating Subsidiaries for an aggregate transaction price of USD 509,000,000, as well as the provision of funds required to repay amounts loaned by Jenington. The sale, which is subject to various conditions, is to be made in two tranches, with the sale of 51 per cent. of the KazakhGold Operating Subsidiaries to occur by the First Tranche Cut-Off Date and the sale of the remaining interests to be completed by the Second Tranche Cut-Off Date.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

On 10 April 2010, Jenington and Kazakhaltyn, on the one hand, and the Assaubayev family, on the other hand, also entered into the Settlement Deed which provided for the settlement and release of all orders, judgments and claims outstanding between them, without any admission of liability on either part. Certain conditions to the sale of the KazakhGold Operating Subsidiaries and effectiveness of the Settlement Deed, which were required under the Settlement Deed to be satisfied by 14 May 2011, have been obtained. These include the obtaining of all waivers required by the Republic of Kazakhstan to give effect to the Transactions, as well as the issuance to KazakhGold of the USD 100,000,000 Letter of Credit to be used to complete the sale of the KazakhGold Operating Subsidiaries.

The completion of the sale of the KazakhGold Operating Subsidiaries remains subject to various conditions and may be terminated by either party under certain circumstances. See “Part VI – Information on the sale of the KazakhGold Operating Subsidiaries”. The sale of the KazakhGold Operating Subsidiaries is not a condition to completion of the Private Exchange Offer or the Transactions.

Corporate Structure

KazakhGold, which is incorporated in Jersey but resident in the United Kingdom for tax purposes, is the holding company of the KazakhGold Group and the indirect parent company of Kazakhaltyn, which is incorporated in Kazakhstan and wholly owned by a direct subsidiary of KazakhGold. Kazakhaltyn is the principal operating company of the Group through which the KazakhGold Group holds its interests in the Aksu, Bestobe, Zholymbet mines and East Kazakhstan assets.

The diagram below shows the current structure for the KazakhGold Group.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Reserves, Resources and Exploration

Reserves

The following table shows the KazakhGold Group’s ore reserves, as stated in accordance with the JORC code and extracted without material adjustment from the WAI KazakhGold Report.

			Gold

Deposit	Reserves	Ore (Mt)	Grade (g/t)	Metal Content (oz	)

Aksu Open Pit	Proven	3.39	1.05	113,866
	Probable	22.31	1.83	10,508,757

	Total	25.70	1.73	10,622,623
Aksu Underground	Proven	2.07	5.05	336,004
	Probable	0.28	4.82	42,545

	Total	2.34	5.02	378,549
Aksu Combined		28.04	2.00	11,001,172
Bestobe Open Pit	Proven	0.55	2.13	38,043
	Probable	17.44	1.34	747,706

	Total	17.99	1.36	785,749
Bestobe Underground	Proven	–	–	–
	Probable	0.66	3.14	66,992

	Total	0.66	3.14	66,992
Bestobe Combined		18.65	1.43	852,741
Zholymbet Open Pit	Proven	–	–	–
	Probable	3.54	1.24	3,538

	Total	3.54	1.24	3,538
Zholymbet Underground	Proven	–	–	–
	Probable	0.54	6.93	119,396

	Total	0.54	6.93	119,396
Zholymbet Combined		4.07	1.99	122,934
Baia Mare Tailings	Proven	7.20	0.48	111,631
	Probable	–	–	–

Baia Mare Total		7.20	0.48	111,631
TOTAL		57.97	1.63	12,088,478

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

The following table shows the KazakhGold Group’s mineral resources, inclusive of reserves, as stated in accordance with the JORC code and extracted without material adjustment from the WAI KazakhGold Report.

				Gold

Deposit	Resources	Cut-Off Grade (g/t)	Tonnes (Mt)	Grade (g/t)	Metal Content (oz	)

Aksu Open Pit	Measured		3.46	1.05	116,190
	Indicated		28.14	1.00	1,513,581
	Measured+Indicated		31.60	1.01	1,629,771
	Inferred		23.67	1.00	2,138,135

	Total	0.3 and 0.4	55.27	1.00	3,767,906
Aksu Underground	Measured		3.40	5.05	552,104
	Indicated		0.93	4.13	123,023
	Measured+Indicated		4.33	4.85	675,127
	Inferred		72.00	3.13	7,246

	Total	–	76.33	3.23	682,373
Aksu Combined Total			131.59	2.29	4,450,279
Bestobe Open Pit	Measured		0.57	2.13	38,819
	Indicated		19.01	1.00	835,877
	Measured+Indicated		19.57	1.03	874,696
	Inferred		3.52	3.57	403,315

	Total	0.3 and 0.4	23.09	1.42	1,278,011
Bestobe Underground	Measured		–	–	–
	Indicated		1.47	1.02	204,478
	Measured+Indicated		1.47	1.02	204,478
	Inferred		0.71	3.57	111,124

	Total	–	2.18	1.85	315,602
Bestobe Combined Total			25.27	1.46	1,593,613
Zholymbet Open Pit	Measured		–	–	–
	Indicated		4.10	1.00	216,492
	Measured+Indicated		4.10	1.00	216,492
	Inferred		18.92	1.00	1,608,747

	Total	0.3 and 0.4	23.02	1.00	1,825,239
Zholymbet Underground	Measured		–	–	–
	Indicated		1.10	1.09	299,773
	Measured+Indicated		1.10	1.09	299,773
	Inferred		0.78	1.14	257,922

	Total	–	1.88	1.11	557,695
Zholymbet Combined Total			24.91	1.01	2,382,934
Baia Mare Central Dam Tailing	Measured		7.34	0.48	113,909
	Indicated		–	–	–
	Measured+Indicated		7.34	0.48	113,909
	Inferred		–	–	–

	Total	–	7.34	0.48	113,909
June 11	Measured		–	–	–
	Indicated		–	–	–
	Measured+Indicated		–	–	–
	Inferred		3.18	2.00	204,208

	Total	0.5	3.18	2.00	204,208
Baia Mare Combined Total		–	10.52	0.94	318,117
TOTAL			192.29	1.94	8,744,943

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

KazakhGold currently mines and processes ores at each of the Aksu, Bestobe and Zholymbet deposits. Mining and production levels have declined in recent years due to underinvestment. See “– Capital expenditure” and “– Products and sales”. The calculated working lives of current reserves at Aksu, Bestobe and Zholymbet based on current production levels are 23 years, 3 years and 4 years, respectively. See “– Subsoil Use Contracts” and “Part II – Risk Factors – Risks associated with the gold mining industry – Gold exploration and the development of mines involves a high degree of risk and uncertainty”.

The above reserves and resources information stated in accordance with the JORC Code does not reflect the KazakhGold Group’s announced development strategy, in which it seeks to increase its proved and probable reserves in accordance with JORC Code. See “– Development Strategy” and “Part II – Risk Factors – Risks associated with the gold mining industry – Gold exploration and the development of mines involves a high degree of risk and uncertainty”.

For information on some of the risks associated with ore reserve estimation, see “Part II – Risk Factors – Risks associated with the gold mining industry – The volume and grade of the ore the Combined Group recovers may not conform to current expectations”.

Exploration

In accordance with its strategy to increase its reserves base, the KazakhGold Group is continuing to conduct exploration work in Kazakhstan. See “– Development Strategy”.

Kazakhstan

The KazakhGold Group’s exploration activities are currently focused on the extension of its existing ore bodies at its principal Aksu, Bestobe, Zholymbet mine sites in Northern Kazakhstan. A significant part of these mines remains substantially unexplored. In addition, the KazakhGold Group has acquired other exploration assets in Northern, Central and Eastern Kazakhstan (see “– Other exploration projects”), and in 2009 the KazakhGold Group conducted exploration work at the Southern Karaultube in Northern Kazakhstan and the Akzhal and Kaskabulak deposits in Eastern Kazakhstan.

Aksu, Bestobe and Zholymbet

Exploration at the Aksu deposit began as early as 1929 when more than 200 veins were discovered by surface works. The veins were divided up between six distinct ore zones, each of which was characterised by different geological features. The Quartzite Hills deposit, which constitutes a part of the Aksu mine, was discovered in 1939 and there are currently six recognised ore bodies at this deposit.

Significant exploration work was undertaken on the Bestobe deposit during the late 1950s and early 1960s.

Exploratory work began at Zholymbet in 1931. Extensive exploration works were conducted during the period from 1932 to 1939. The deposit was extensively studied during the period from 1940 to the 1960s through mining and drilling. Between 1959 and 1963, further geological survey work was conducted to create topographical maps using aerial photography, and this survey work confirmed the accuracy of the 1930s exploration and operational work within the shafts and underground drives.

The KazakhGold Group currently undertakes annual revisions of its estimates of reserves and resources based upon actual exploration and production results, depletion, new information and fluctuations in production and economic parameters.

Other exploration projects

The KazakhGold Group’s exploration projects in Kazakhstan also include:

•	Southern Karaultube: Southern Karaultube is located in the Akmola region of Northern Kazakhstan, near to the Zholymbet mine. The KazakhGold Group began exploration work at this site in 2009, aimed at estimating the reserves. In 2010 core drilling was completed at Yuzhnyi and Promezhutochnyi areas. The total volume of drilling in 2010 amounted to approximately 3 kilometers.

•	Akzhal: In 2005, the KazakhGold Group acquired 100% of the partnership interest in Prospector’s Team Gorniak LLP, a Kazakh partnership that holds rights to the Akzhal deposit in Eastern Kazakhstan. The KazakhGold Group has been awarded a subsoil contract for this deposit, and it commenced mining operations in April 2010. Exploration works were

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

•	implemented at the deposit during 2008-2010. Specifically, in 2009-2010 the KazakhGold Group performed exploration works including core drilling, trench driving and analytical work. The total volume of drilling in 2010 amounted to approximately 8.1 kilometers.

•	Kaskabulak: In 2005, the KazakhGold Group obtained a licence for this deposit in Eastern Kazakhstan. Further exploration work is ongoing. In 2010 drilling works were performed at Stockwork and Osnovnaya ore zones of Kaskabulak. The total volume of core and sludge drilling amounted to 2 kilometers in 2010.

Romania

The KazakhGold Group holds rights to various mining assets in Romania through its 100% stake in Romaltyn Limited and its two subsidiaries, Romaltyn Exploration SRL and Romaltyn Mining SRL (collectively with Romaltyn Limited, “Romaltyn”).

Romaltyn owns a gold treatment plant with an aggregate capacity to treat 2.5 million tonnes of ore and tailings per annum. The KazakhGold Group is awaiting the award of an environmental permit in order to perform refurbishment work at the treatment plant, and as a result, the plant is not currently operational.

In June 2007, the Romanian national agency for mineral resources (the “NAMR”) approved the transfer of the exploration licences from Transgold SA to Romaltyn Mining SRL and from Explorer SA to Romaltyn Exploration SRL, and the commencement of exploration work by the KazakhGold Group. Exploration work began in 2008. In March 2009, the NAMR awarded to the KazakhGold Group’s wholly owned subsidiary, Romaltyn Exploration SRL, three new gold exploration licences that had in part formerly been held by Romaltyn Mining SRL. The three new licence areas cover a total of 45.9 square kilometres in the Northern Carpathian Mountains region and contain the gold deposits of Camarzana North, Alunis-Piatra Handal Poprad. The licences have an initial term of five years.

Kyrgyzstan

In 2007, the KazakhGold Group acquired from Oxus Gold 100% of Norox Mining, which owns 66.67% of JSC Talas Gold Mining Company, which owns various assets in connection with the prospective Jerooy gold deposit. JSC Talas Gold Mining Company, which is incorporated in Kyrgyzstan, has been seeking to secure rights to the Jerooy project in Kyrgyzstan. In 2008, 2009 and 2010 no exploration work was performed. See “– Material Contracts”.

Subsoil Use Contracts

The table below shows the main subsoil use contracts of KazakhGold:

Facility	Term Registration /re-registration	Expiry	Periods and main terms

Aksu	07.12.1997	07.12.2017	– 2001-2002: period of exploration which may be extended for two additional periods of two years each
			– upon completion of exploration, Kazakhaltyn to assess the resources, obtain ecological approvals and prepare a work programme for production of gold
			– 2002-2025: period of production, which may be extended by agreement of the parties

– subsoil use to be conducted pursuant to the work programme prepared by Kazakhaltyn and agreed by the authorised state authority. The work programme imposes certain financial and technical obligations on the subsoil user

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Akzhal
Facility	Term Registration /re-registration	Expiry	Periods and main terms

Akzhal	07.06.1995	07.06.2020	– overall term of the contract is 25 years from the date of issue of the licence and may be extended
			– present to 31.12.2010: commence commercial production of ore in accordance with an agreed work programme
			– 31.12.2010 onwards: develop the deposit in accordance with the Akzhal Gold Deposit Mine Development Project

– 180 days prior to the expiration of the contract, KazakhGold must submit a clean-up programme to the competent authority in respect of its operations under the contract, including a clean-up cost estimate which must be fully implemented

Bestobe	07.12.1997	07.12.2017	– 2001-2002: period of exploration which may be extended for two additional periods of two years each
			– upon completion of exploration, Kazakhaltyn to assess the resources, obtain ecological approvals and prepare a work programme for production of gold
			– 2002-2016: period of production which may be extended for the period agreed by the parties

– subsoil use to be conducted pursuant to the work programme prepared by Kazakhaltyn and agreed by the authorised state authority. The work programme contains certain financial and technical obligations of the subsoil user

Zholymbet	07.12.1997	07.12.2017	– 2002-2003: period of exploration which may be extended for two additional periods of two years each
			– upon completion of exploration, Kazakhaltyn to assess the resources, obtain ecological approvals and prepare a work programme for production of gold
			– 2003-2025: period of production which may be extended by mutual agreement of the parties

– subsoil use to be conducted pursuant to the work programme prepared by Kazakhaltyn and agreed by the authorised state authority. The work programme contains certain financial and technical obligations of the subsoil user

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Facility	Term Registration /re-registration	Expiry	Periods and main terms

Exploration
Each of Southern Karaultube and Kaskabulak	27.12.2007	27.12.2012	– term of contract: 5 years, which may be extended by agreement of the parties

– 50% of the contractual territory to be returned in three years and 50% of the contractual territory to be returned upon completion of exploration, except for the cases of discovery of one or more deposits that are serviceable for mining of gold

			– exploration to be conducted pursuant to the work programme prepared by Kazakhaltyn and agreed with the relevant state authority

For other conditions of the subsoil contracts of the KazakhGold Group see “– Material Contracts”. See “Part II – Risk Factors – Risks associated with the gold mining industry – The Combined Group’s business could be adversely affected if it fails to obtain, maintain or renew necessary contracts, licences and permits, including subsoil licences, or fails to comply with the terms of its contracts, licences and permits”.

Mining

The KazakhGold Group conducts both underground and open-pit mining operations. The KazakhGold Group’s open-pit mines have been operating since 2005. Lower grade ores are extracted through open-pit mining at Aksu, Bestobe and Zholymbet. See “– Capital Expenditure”.

The Aksu mine began production in 1929, and the adjacent Quartzite Hills mine began production in 1954. The Aksu and Quartzite Hills mines are situated in the Akmola region of northern Kazakhstan, approximately 180 kilometres south east of Kokshetau and 18 kilometres north of the city of Stepnogorsk. The Aksu and Quartzite Hills mines comprise three operating shafts for underground mining and three non-operating shafts, including one dedicated ventilation shaft, one open pit, tailings in on-site tailings and waste dumps that contain low-grade ore. High-grade ore is extracted by underground mining. Open-pit mining is used for mining lower grade ore. Ore from each of the mines is processed on site.

The Bestobe mine began production in 1931. The mine is situated approximately 80 kilometres to the east of Stepnogorsk, 100 kilometres east of Aksu and 220 kilometres northeast of Astana, and comprises five operating shafts for underground mining including one dedicated ventilation shaft, one open pit, tailings in on-site tailings and waste dumps that contain low-grade ore. Underground shafts are used for mining high-grade ore and open-pit mines are used for mining lower grade ore. Ore from the mine is processed on site.

The Zholymbet mine began production in 1931. The mine is situated approximately 100 kilometres to the south of Stepnogorsk and comprises three operating shafts for underground mining (Centralnaya, Slepaya-3 and Slepaya-4), and three non-operating shafts, including one dedicated ventilation shaft, tailings in on-site tailings and waste dumps that contain low-grade ore. Ore from the mine is processed on site.

The subsurface infrastructure of the KazakhGold Group’s underground mines largely dates back to the Soviet era and is, in many cases, in poor condition. The KazakhGold Group was required to perform extensive refurbishment work in several mine shafts in 2008 and 2009 in order to improve safety levels and access to higher grade ore. These works necessitated a reduction in mining activity, which has contributed to a substantial decrease in production levels in the past two years. See “Part II – Risk Factors – Risks associated with the gold mining industry – The Combined Group will be subject to mining risks”.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

In April 2010, a pilot gold production programme began at the Akzhal deposit. In addition, 0.3 mtpa pilot heap leaching facility was launched which produces gold-bearing sorbent further processed at an in-house plant in Ust-Kamenogorsk to produce doré gold which contains almost 90% of gold.

The KazakhGold Group did not conduct any material mining operations at its other sites in 2008, 2009 or 2010.

Capital Expenditure

Prior to completion of the Partial Offer, a lack of working capital and protracted underinvestment led to serious problems at all production units of the KazakhGold Group. Regular maintenance works had not been performed on either mining or processing equipment, resulting in an increasing number of emergency shutdowns and a significant amount of downtime. In August through December 2009, following completion of the Partial Offer, measures aimed at stabilising production capacities and increasing output at the Aksu, Bestobe and Zholymbet were developed, primarily in relation to mining and processing operations. Those measures included the following:

•	In 2009, a new oxygen supply system was installed at the head sorption cyaniding reactor at the Zholymbet plant, in order to accelerate the cyaniding process through stimulating oxygen digestion by the pulp. Management expects that the new oxygen supply system will help increase the recovery sorption by 5-7%.

•	At Aksu, modernisation works at shafts Nos. 39-40 were undertaken and mining operations resumed. In addition, capital repair of the administration complex at shaft No.40 was undertaken, while capital and maintenance repair works at a number of production and administration facilities were also carried out.

•	Production at the heap leaching complexes at Aksu and Bestobe was also resumed.

•	In 2009, the KazakhGold Group performed repair works on the Ventilyatsionnaya shaft at Bestobe. The sludge line was also reconstructed and a water purification system was installed to ensure the stable supply of drinking water.

•	At Zholymbet, the construction of hypochlorite preparation and tailings neutralisation workshops and an oxygen station for the plant was completed. In addition, capital and maintenance repair works at the production workshops and administration building, as well as the industrial area of the mine, were undertaken.

In May 2010, the Board of Directors of KazakhGold approved a new strategy for the development of the KazakhGold Group’s assets in Kazakhstan until 2020. The strategy aimed both to modernise and expand the existing operating capacities, as well as to construct new production facilities and expand the KazakhGold Group’s gold reserves base through an exploration programme. The development strategy presumed two scenarios. On a pessimistic analysis, it was expected to approve 11.2 million ounces of gold reserves. On an optimistic analysis, it was expected to approve 14.2 million ounces of gold reserves. KazakahGold’s capital expenditures in 2010 were expected to be between USD 56 million and USD 67 million depending which alternative was adopted. The capital expenditure intensified after the strategy was approved but as a result of the litigation between the Assaubauyev family and Polyus Gold, exploration activity and associated geological expenditure has been limited. Since August 2010 financing in respect of exploration activity has been substantially reduced and consequently the investment programme for 2010 was not fully implemented.

As a result, KazakhGold concentrated on modernising the existing production units, located in the Stepnogorsk region of the Akmolinsk area of Kazakhstan: Aksu, Bestobe and Zholymbet. In 2010 measures aimed at stabilizing production capacities and increasing output were developed.

•	In 2010 at the Aksu mine a comprehensive repair programme of three mills, including replacement of the crushing cylinders, was performed. This enabled the mills to increase the volume of ore processed at the plant by 70%. At the same time works on commissioning of the additional section of the heap leaching complex continued. As a result the volume of ore processed at the heap leaching facility increased by 127%.

•	At the Bestobe mine a new flotation workshop was constructed and equipped with new mills, flotation equipment, concentration and slime pumps. The main building of the plant was also equipped with a new mill. These measures helped to increase volume of ore processed at the plant by 55%. On the mining side some new zones had been brought into operation which allowed the mine to increase the volume of underground mining product by a factor of 1.7.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

•	At the Zholymbet mine the new mills, as well as a new jaw crusher and cone-type crusher, were launched into operations, which resulted in further increase of the ore processed by 23%. Repairs of the Centralnaya shaft were also undertaken, including the replacement of the depreciated armors and commissioning of the compressor station, which delivers compressed air to the shaft.

The KazakhGold Group made capital expenditures of USD 60.7 million, USD 7.4 million and USD 33.5 million in 2008, 2009 and 2010, respectively.

Processing Processing Technologies

The KazakhGold Group currently employs the processing technologies listed below.

Gravity sorption

The first stage of this process involves passing ore from the KazakhGold Group’s mines through several stages of crushing and two stages of ball milling. During the milling process, the product is classified for fineness using spiral classifiers. Following crushing and milling, the ore is then mixed with water and cyanide and pumped around a circuit, with carbon pumped in a counter-current direction to absorb the gold. The gold is then stripped from the carbon, through treatment with sodium hydroxide and electrolysis at a desorption unit. On completion of this process, the cathodes used in the electrolysis are washed to remove gold sludge.

Heap leaching

As with cyanide leaching, the first stage of the heap leaching process involves passing ore from the KazakhGold Group’s mines through several stages of crushing. The crushed material is then mixed with cement and water and transferred, via a series of portable conveyors, to heap leach pads. The pads are formed by stripping the proposed leach area of top soil, levelling it and laying and compacting a layer of clay. A welded plastic liner is placed onto the clay and sand is placed on top of the liner, followed by crushed rock. A cyanide solution is sprayed onto the heaps through a system of pipes fitted with spray heads. The solution percolates through the ore, dissolving the gold. Gold-bearing solutions are collected, via drainage pipes located above the sand layer, in a pond. Solution from the pond is pumped counter-currently through carbon to recover the gold. The gold-laden carbon is transported to a CIL plant for gold recovery.

Gravity concentration and flotation enrichment

This process also begins with several stages of crushing and milling of ore. The grinding circuits may also include a jig to recover free gold at the grinding stage, and, following cleaning and upgrading, this gold is then sold. Gravitation is a process whereby gold particles in slurry are separated based on their specific gravity. Flotation is a mineral separation process in which valuable mineral particles are induced to become attached to bubbles and float as other particles sink. The resultant gold concentrate is then filtered to form flotation concentrate.

Processing Plants

The KazkakhGold Group’s three main processing plants are located at Aksu, Bestobe and Zholymbet, respectively. As a result of insufficient investment in mining and processing infrastructure prior to the acquisition of the KazakhGold Group by Polyus Gold, these plants were operating at levels substantially below their respective optimum capacities in 2008 and 2009. In 2010 processing volumes increased by 71% at the Aksu processing plant, by 55% at the Bestobe processing plant and by 23% at the Zholymbet processing plant.

Aksu

The high-grade ore mined through underground mining method at Aksu is processed at a gravity sorption plant with the capacity to process one million tonnes of ore per year. Low-grade ore mined by open pits is processed through heap leaching. The optimum capacity of the heap leaching complex is 500 thousand tonnes per year (“ktpa”) of ore. Aksu also has a heap-leaching facility for the production of CIL.

Bestobe

The processing plant at Bestobe dates back to 1932. The high-grade ore mined through underground mining method is processed at a gravity flotation plant. Low-grade ore mined by open pits is processed through heap leaching. The heap leaching technology is analogous to that

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

applied at Aksu. The optimum capacity of the heap leaching complex at Bestobe is 500 ktpa. Desorption and coal reactivation are carried out at the Aksu plant.

Zholymbet

The ore mined through underground and open-pit mining methods at Zholymbet is processed at a gravity sorption plant with an optimum capacity of 0.5 mtpa.

Akzhal

In addition, in April 2010, the KazakhGold Group opened a heap leaching facility at Akzhal, which produces a gold bearing sorbent – an auriferous resin. The company delivers this semi-product to the gold processing plant in Ust-Kamenogorsk city in Eastern Kazakhstan for further desorption and doré smelting.

Products and Sales

The table below sets out information for the KazakhGold Group’s mining and processing operations at its main Aksu, Bestobe and Zholymbet mines for 2010:

	Ore Mined	Gold Grade	Ore Treated	Gold Grade	Gold Produced(1)

	(’000 tonnes)	(g/t)	(’000 tonnes)	(g/t)	(’000 ounces)
Aksu	590	1.99	484	2.01	25.9
Bestobe	546	2.79	479	2.73	34.8
Zholymbet	308	4.97	301	3.60	41.6
Akzhal	314	1.39	310	1.40	8.1

Totals	1,757	2.65	1,574	2.41	110.5

1.	Total gold produced includes a small amount of gold recovered from quartz ore and other sources.

Products

KazakhGold produces gold products only. The KazakhGold Group’s main gold products are:

Cathodic gold and cathodic sludge

Cathodic gold is the gold product that arises following the processing of mined ore by the CIP method, which ends with the gold-bearing solution being treated by electrolysis. The gold is deposited on the cathodes of the cell, which are then dried and the deposited gold collected. Cathodic sludge refers to the gold residue in the electrolysis cell from that part of the solution that is not deposited on the cathodes.

Free gold

The KazakhGold Group sells free gold derived from gravity concentrates at Bestobe containing between 78% and 82% gold to outside refineries for further processing before being sold on to precious metal dealers. The free gold is typically sold at a discount to the gold price fixed by The London Bullion Market Association (“LBMA”), depending on the actual gold content of the free gold.

Flotation concentrate

The KazakhGold Group transports flotation concentrates, which typically contains between 60 grammes and 90 grammes of gold per tonne of concentrate, by rail to customers in Russia, who generally purchase the gold contained in the flotation concentrate at a discount to the gold price fixed by the LBMA, depending on the actual gold content.

Gravity concentrate

The KazakhGold Group transports gravity concentrates, which typically contain between 60 grammes and 100 grammes per tonne of concentrate, by rail to customers in Russia at a discount of between 26% and 33% to the gold price fixed by the LBMA, depending on the actual gold content.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Quartzite ore

A certain portion of the quartzite ore extracted at the Bestobe mine, containing from 40 grammes to more than 100 grammes of gold per tonne of ore, is sold directly to the KazakhGold Group’s customers in Russia without being processed, at a discount to the gold price fixed by the LBMA, depending on the actual gold content.

Auriferous coal

Auriferous coal is an activated coal which results from the desorption process, which contains gold of between 100 and 600 grammes per tonne. To avoid further metal losses, this coal is delivered to the customers without additional processing.

The KazakhGold Group does not currently sell refined gold.

Sales

The table below shows a breakdown of the KazakhGold Group’s gold sales by product category for 2010.

Product	Revenue (In thousands of US dollars)	Revenue (% of total)

Cathodic products	$ 53,653	46.9
Free gold	12,187	10.6
Other	38,918	34.0
Dore gold	9,690	8.4

Total	$ 114,448	100.0

Gold is a global commodity which can be sold on commodity markets or is bought by wholesale traders for onward sales. As a result, the KazakhGold Group does not compete in any particular regional markets. A description of the factors which influence global demand for gold is given in “Part IX – Gold Mining Industry Overview”. The KazakhGold Group currently exports all of its products. Kazakhaltyn sells all of its cathodic and free gold pursuant to arrangements with Metalor SA, a specialist trader in gold and precious metals processing based in Neuchâtel in Switzerland. Under the terms of these arrangements, Metalor Technologies SA pays Kazakhaltyn for each ounce of gold doré or cathodic gold discounted by the index which is calculated based on cost of the refining, gold content in the product, gold price fixed by LBMA and other factors. Metalor bears the cost of insurance from the time the products are transferred for international transportation by air. On 6 May 2010 the contract was extended until 30 September 2010.

The table below contains information on the KazakhGold Group’s major customers in 2010, the type of products purchased from the KazakhGold Group and total revenue from those sales:

Customer	Type of Product	Revenue (In thousands of US dollars)

CJSC Karabashmed	Gravity and flotation concentrates, quartzite ore	$ 38,485
Metalor SA	Cathodic, dore and free gold	75,530
Other(1)	Gravity and flotation concentrates, quartzite ore	433

1.	Includes Alashankou Yaxin Commerce and Trade Company and Nongjiushi Zhongye Trade Development Company.

Transportation

Air

Cathodic gold and free gold are transported by air to Metalor Technologies SA in Switzerland. The KazakhGold Group is responsible for transportation costs from its mines to Almaty airport in Kazakhstan.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Rail

Flotation and gravity concentrates and quartzite ore are generally transported by rail to customers in Russia or China. The KazakhGold Group is responsible for transportation costs from its mines to the border with the Russian Federation or China, as the case may be.

Flotation concentrate, gravity concentrate and quartzite ore produced at Aksu are transported to customers in Russia and China by rail from the Aksu railway station, which is connected to the KazakhGold Group’s Aksu mine by a five kilometre branch line owned and maintained by Kazakhaltyn. The locomotives and freight wagons used by Kazakhaltyn to deliver production to the border with China are chartered from Kazakhstan Temir Zholy, the state-owned national railway. Kazakhaltyn delivers goods to the border with Russia in wagons chartered from the Russian purchaser.

Flotation concentrate, gravity concentrate and quartzite ore produced at Bestobe and Zholymbet are transported by road to the nearest national railway stations in a fleet of trucks owned and maintained by Kazakhaltyn. The nearest railway station to the Bestobe mine is located in Aksu, which is connected with the Bestobe mine by an 86 kilometre road, of which 42 kilometres are asphalt and 44 kilometres are gravel. The nearest railway station to the Zholymbet mine is the Shortandy station in the Shortandy district of the Akmola region, which is connected with the Zholymbet mine by a 55 kilometre asphalt road. The Zholymbet mine is connected with the Aksu mine by a 204 kilometre asphalt road and with the Bestobe mine by a 286 kilometre road, of which 242 kilometres are asphalt and 44 kilometres are gravel.

The national railway system is operated by a management company on behalf of Kazakhstan Temir Zholy. Transportation costs influence the KazakhGold Group’s operations indirectly as a component of its production costs. Tariffs for rail shipments are revised annually by Kazakhstan Temir Zholy, in coordination with the Agency on Regulation of Natural Monopolies.

Supplies

The principal supplies purchased by the KazakhGold Group in its operations are electricity and consumables such as explosives, drilling bits, fuels and lubricants.

Energy

The extraction and processing of gold requires significant amounts of electricity. The majority of the KazakhGold Group’s energy costs comprise electricity expenses. Most of Kazakhstan’s energy generation comes from the Pavlodar, Almaty, and Karaganda regions, and is based largely on coal-fired power stations. The KazakhGold Group obtains electricity primarily from AES Ekibastuz LLP, a subsidiary of the US corporation AES, which owns the coal-fired Ekibastuz GRES-1 in the Pavlodar region, Kazakhstan’s largest power plant. AES Kazakhstan is one of two electricity producers in the region where the KazakhGold Group’s Aksu, Bestobe and Zholymbet deposits are located. The KazakhGold Group purchases electricity pursuant to annual arrangements with AES Kazakhstan. The KazakhGold Group purchased electricity at between KZT 1.42 and KZT 10.18 per kilowatt hour in 2010 (excluding VAT).

Whilst the majority of Kazakhstan’s power generation sector has been privatised, the transmission network is owned by the state-owned Kazakhstan Electricity Grid Operating Company (“KEGOC”). KEGOC allows customers to have free access to the grid and charges a transmission tariff that varies depending on the distance the electricity is transmitted. KEGOC charges customers an incremental tariff for transmission over 500 kilometres. As the KazakhGold Group’s operations are located under 500 kilometres from the Ekibastuz power station, it pays a flat transmission tariff to KEGOC. This transmission tariff amounted to between KZT 0.89 and KZT 0.94 per kilowatt hour in 2010 (excluding VAT).

Geological Exploration

The KazakhGold Group conducts its geological exploration through an internal geological exploration unit located at the Aksu mine, and analyses gold and drilling samples at its three main laboratories.

Intellectual Property

The KazakhGold Group does not currently own any registered intellectual property rights material to its business.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Properties

The material properties owned or leased by the KazakhGold Group are as follows:

Description	Location	Building/site use area (square metres)

Aksu processing plant	Aksu mine Stepnogorsk Kazakhstan	3,169.1
Kapitalnaya shaft administrative building	Aksu mine Stepnogorsk Kazakhstan	1,237.2
Boiler plant of Aksu mine	Aksu mine Stepnogorsk Kazakhstan	1,142.4
Shaft No. 40 cage building	Aksu mine Stepnogorsk Kazakhstan	404.1
Flangovaya mine cage building	Aksu mine Stepnogorsk Kazakhstan	616.9
Shaft No. 41 cage building	Aksu mine Stepnogorsk Kazakhstan	341.1
Bestobe processing plant	Bestobe mine Stepnogorsk Kazakhstan	2,113.0
Zapadnaya mine cage building	Bestobe mine Stepnogorsk Kazakhstan	312.8
Novaya mine cage building	Bestobe mine Stepnogorsk Kazakhstan	1,456.9
Zholymbet processing plant	Zholymbet mine Shortandy district Kazakhstan	7,964.0
KazakhAltyn office	Stepnogorsk Kazakhstan	1,933.6
Ventelyacionnaya shaft lefting gear building	Bestobe mine Stepnogorsk Kazakhstan	796.2

As at 31 December 2010, the KazakhGold Group had property, plant and equipment with an aggregate book value of approximately USD 1.7 million pledged to secure borrowings, comprising the offices in Almaty.

Environment

For information on the environmental regime applicable to the KazakhGold Group under Kazakh law and the KazakhGold Group’s compliance with environmental requirements, see “Part XII – Regulatory Matters – Subsoil Use Regulations – Environmental Regulation”.

Insurance

Under Kazakh law, the KazakhGold Group is required to maintain insurance for certain third party risks and in respect of certain environmental liabilities. The KazakhGold Group maintains a separate insurance policy for third party liabilities in relation to each of its subsoil use contracts.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

See “Part II – Risk Factors – Risks associated with the gold mining industry – The Combined Group’s level or scope of insurance coverage may not be adequate”.

Employees

The KazakhGold Group employed 4,334 people as at 31 December 2010, compared to 3,846 and 3,886 as at 31 December 2009 and 31 December 2008, respectively. The KazakhGold Group had no temporary seasonal workers in this period.

The table below sets out the number of people employed by the KazakhGold Group at the end of each period covered by the historical financial information contained in this Prospectus:

	As at 31 December

Business unit/location	2008	2009	2010

Stepnogorsk headquarters	553	362	408
Aksu business unit	1,295	994	1,037
Bestobe business unit	916	1,388	1,462
Zholymbet business unit	1,002	943	1,022
Almaty, Astana and Eastern-Kazakhstan Representatives	44	81	30
Romanian business unit	42	41	49
Kyrgyz business unit	34	37	36
Akzhal business unit	—	—	290

Total	3,886	3,846	4,334

The employees who work at the Aksu, Bestobe and Zholymbet mines are predominantly residents of the towns of Aksu, Bestobe and Zholymbet, each of which is located near the respective mine complex. Kazakhaltyn employs more than half of the working populations of Aksu, Bestobe and Zholymbet. As the KazakhGold Group employs local residents at the mines, it believes that it benefits from relatively low labour costs compared with some of its competitors with remote mining operations, as the KazakhGold Group does not incur the cost of rotating its staff between mine sites and population centres.

Approximately 59% of the KazakhGold Group’s employees belong to trade unions. The KazakhGold Group has not to date experienced any strikes, work stoppages, labour disputes or actions that have had a material effect on its operations. The KazakhGold Group believes that the salaries of its Kazakh employees are higher than the average in the Kazakh non-ferrous metals industry.

The KazakhGold Group contributes to defined contribution and employee benefit schemes on behalf of its employees.

Litigation

The KazakhGold Group has been and continues to be the subject of legal proceedings and adjudications from time to time, as well as regulatory and administrative investigations, inquiries and actions regarding tax, labour, environmental and other matters, which, in the past, have resulted in damage awards, settlements or administrative sanctions, including fines.

CACP Proceedings

In 2007 and 2008, KazakhGold entered into contracts with MAED (now known as “CACP”) for the completion of three new tailings re-treatment plants and a central elution plant. Mr. William Trew, a former director of KazakhGold, is CACP’s founder and non-executive Chairman. A dispute arose under the contracts and CACP commenced proceedings against KazakhGold in the High Court of Justice in the Isle of Man in February 2009. The proceedings were withdrawn on 13 March 2009 and the parties signed a “Memorandum of Understanding” on 14 March 2009, pursuant to which CACP undertook to, among other things, hand over certain design information and deliver certain equipment as stipulated under the original contracts in return for payment by KazakhGold. On 25 September 2009 CACP commenced proceedings against KazakhGold in the High Court of Justice in the Isle of Man claiming a breach of the Memorandum of Understanding and seeking payment of the sum of USD 8.7 million which it claimed was due under the Memorandum of

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Understanding and its Addenda dated 8 June 2009 and 16 July 2009. On 24 November 2009, KazakhGold Group Limited made an application for a stay of the Isle of Man proceedings on the basis of valid and binding arbitration agreements between the parties. In February 2010, the parties agreed to stay the Isle of Man proceedings and to submit the dispute to ad hoc arbitration in London. The Isle of Man proceedings were formally stayed by Order of the High Court of Justice of the Isle of Man of 11 February 2010. In the ongoing arbitration, which is at an advanced stage, KazakhGold has brought a counterclaim against CACP. KazakhGold is unable to quantify the amount of damages, if any, that may be awarded as a result of this counterclaim.

Legal actions against former employees prior to the Partial Offer

In 2010 KazakhGold conducted legal actions to recover GBP 4.2 million that was misappropriated by two of its former employees prior to the Partial Offer. The High Court of London awarded approximately GBP 4.5 million to KazakhGold against these two former employees.

Legal actions against former director Darryl Norton

On 18 November 2010, KazakhGold and some of its subsidiaries issued proceedings against its former director, Darryl Norton, in the High Court of Justice in England. His appointment as a director commenced with effect from 1 April 2007. His position as a director and employee of KazakhGold was terminated upon the completion of Jenington’s acquisition of a controlling interest in KazakhGold in August 2009. KazakhGold’s claims against Mr Norton are for damages in connection with matters arising from his actions as a director. KazakhGold is unable to quantify the amount of damages, if any, that may be awarded as a result of this action. On 14 February 2011, Mr Norton filed a defence and counterclaim for salary, bonus and expenses due upon termination of his service agreement with KazakhGold. On 7 March 2011, KazakhGold filed a defence to the counterclaim denying those claims. These proceedings are on-going and have not been set down for trial.

Proceedings against former Directors and other defendants

On 25 June 2010 KazakhGold, Kazakhaltyn and Jenington commenced proceedings in the High Court of Justice (Chancery Division) in London against five members of the Assaubayev family who were former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. Gold Lion was, prior to completion of the Partial Offer by Jenington in August 2009, the principal shareholder of KazakhGold. The defendants include Kanat Assaubayev, who was Executive Chairman of KazakhGold until the completion of the Partial Offer, and Aidar Assaubayev, the former Executive Vice Chairman, who continued as a director until his appointment was terminated on 17 June 2010. The defendants also include three other members of the Assaubayev family, comprising Marussya Assaubayev, Sanzhar Assaubayev and Baurzhan Assaubayev.

In the proceedings, the claimants alleged that the former director defendants, among other things, breached their fiduciary duties to, and service contracts with, KazakhGold by misappropriating funds intended for capital expenditures through sham contracts entered into by Kazakhaltyn. The claimants also alleged that the former director defendants deceived Jenington into making the Partial Offer by, among other things, misrepresenting production and sales revenue in 2006-2008 and the amount of capital expenditures made by KazakhGold in KazakhGold’s public disclosures and other disclosures relied upon by Jenington in making the Partial Offer. In particular, the KazakhGold and Kazakhaltyn claims alleged that the former director defendants caused KazakhGold to expend a substantial portion of the proceeds of the USD 200 million Senior Notes offering received in 2006 not for capital improvements, exploration and development and for general corporate purposes in accordance with the publicly disclosed use of proceeds of the Senior Notes, but for the benefit of the defendants through causing Kazakhaltyn to enter into sham contracts solely to disguise the transfer of monies to third parties for no consideration. KazakhGold alleged that the false contracts were purportedly entered into with construction and exploration companies which were vehicles of the defendants or persons or entities associated with them for the purpose of diverting funds to their benefit. KazakhGold also alleged that USD 179.9 million was paid directly by Kazakhaltyn between 2007 and April 2009 under such sham contracts, and an additional USD 27.8 million of funds from Kazakhaltyn was paid in 2008 by a party affiliated with the defendants under sham contracts, including a substantial portion of the proceeds of a USD 8 million loan obtained by Kazakhaltyn in 2008. The claimants sought damages in excess of USD 200 million in respect of the claims made by KazakhGold and Kazakhaltyn described in this paragraph,

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

as well as equitable and other remedies related to such claims, which have not been quantified in the proceedings.

KazakhGold also alleged that the former director defendants and MAED, which had entered into contracts with KazakhGold for the completion of three new tailings re-treatment plants and a central elution plant (see “– Material Contracts”), secretly agreed to a joint venture arrangement that entitled the defendants to 50% of the profits from certain of those contracts, which had an aggregate contract value of USD 69 million. The claimants sought an account of profits and a declaration to hold sums received by the defendants in a constructive trust for KazakhGold and other remedies related to such claims, which have not been quantified in the proceedings.

The Jenington claims alleged that the former director defendants and Gold Lion fraudulently misrepresented KazakhGold Group’s reported gold production and sales revenue information in 2006, 2007 and 2008 contained in its public disclosures and other disclosures relied upon by Jenington in making the Partial Offer, by, amongst other matters, improperly including fictitious sales to an entity in the United Arab Emirates. Jenington also alleged that the public and other disclosures relied upon by Jenington also were inaccurate because of the incorrect capital expenditure information described above. The claimants sought damages in excess of USD 250 million in respect of the Jenington claims described in this paragraph, as well as equitable and other remedies related to such claims, which have not been quantified in the proceedings. In connection with these proceedings, KazakhGold, Kazakhaltyn and Jenington obtained freezing orders in various jurisdictions against the assets of the defendants.

On 2 August 2010, KazakhGold announced that a freezing order had been placed by the Agency on Fighting with Economic and Corruption Crimes (“AECC”) in Kazakhstan over certain bank accounts held in Kazakhstan by Kazakhaltyn. Following imposition of the freezing order, Kazakhaltyn received express permission from the AECC to access funds in the frozen accounts in order to make wage payments to its employees and pay taxes and other payments to municipal authorities, and the AECC has permitted the payment from the frozen accounts of certain other operating expenses that are necessary for the continuation of Kazakhaltyn’s operations. On 7 September 2010, the AECC issued a further freezing order, which prohibited the KazakhGold Group from disposing of property, plant and equipment owned by Kazakhaltyn.

These claims were settled under the Settlement Deed entered into by KazakhGold, Jenington and others as part of the sale of the KazakhGold Operating Subsidiaries. As of the date of this Prospectus, substantially all of the freezing orders imposed by the AECC have been lifted, although there remain some procedural steps that need to be carried out on some of them before they are formally lifted. Kazakhaltyn has applied to the competent State Attorney’s office of the Republic of Kazakhstan for the lifting of the outstanding freezing orders in respect of the bank accounts held by Kazakhaltyn in two banks. KazakhGold expects that the outstanding freezing orders will be lifted by the end of June 2011, although this term may be extended at the discretion of the State Attorney’s office. As of the date of this Prospectus, KazakhGold had less than USD 1 million on deposit in the accounts subject to the freezing order, and accordingly KazakhGold does not expect that the continued impact of the freezing orders until they are released to be material. See “Part VI – Information on the sale of the KazakhGold Operating Subsidiaries”.

Other

Save as disclosed above under “Proceedings against former Directors and other defendants”, the KazakhGold Group is not, nor has it been, involved in any governmental, legal or arbitration proceedings during the twelve months preceding the date of this Prospectus which may have, or have had in the recent past, significant effects on the financial position or profitability of KazakhGold or the KazakhGold Group, nor is KazakhGold aware that any such proceedings are pending or threatened.

Due to uncertainties in the legal and regulatory process in Kazakhstan, there can be no assurance that the KazakhGold Group will not become subject to proceedings or adjudications in the future that could have a material adverse effect on the KazakhGold Group, its results of operations or its financial condition.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Management and Corporate Governance

Board of Directors

The table below shows the current members of KazakhGold’s Board of Directors, together with the date of their appointment. Subject to the provisions of KazakhGold’s Articles of Association, all Directors are required to submit themselves for election by shareholders at the first opportunity after their appointment, and may not remain in office for longer than three years since their last election or re-election without submitting themselves for re-election. The business address for each of KazakhGold’s directors is KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom.

Name	Date of Birth	Position	Date appointed to the Board

Mr. Evgeny I. Ivanov	29 September 1966	Chairman of the Board of Directors and Chief Executive Officer	14 August 2009
Mr. Oleg V. Ignatov	02 November 1969	Director	14 August 2009
Mr. German R. Pikhoya	09 April 1970	Director	14 August 2009
Mr. Alexey L. Teksler	19 January 1973	Director	17 March 2010
Mr. Adrian J.G. Coates	12 March 1958	Independent Director	17 March 2010

Mr. Evgeny I. Ivanov

Mr. Ivanov has been a member of KazakhGold’s Board of Directors, Chairman of the Board and Chief Executive Officer of KazakhGold since August 2009. Mr. Ivanov has held the following other posts:

•	From 2005 to 2007 – Member of the Board of Directors of ROSBANK.

•	Since 2004 – Member of the Board of Directors of CJSC Polyus, from 2004 to 2007 and from February 2008 to October 2008, President of CJSC Polyus and, from 28 December 2007 to 10 February 2008 and from October 2008 to December 2010, General Director of CJSC Polyus.

•	From 2005 to September 2007 and since June 2008 – Member of the Board of Directors of OJSC Matrosov Mine.

•	Since 2005 – Member and Chairman of the Board of Directors of JSC Lenzoloto.

•	From 2005 to 2007 – Member of the Board of Directors of OJSC Aldanzoloto.

•	From 2005 to 2008 – Chairman of the Board of Directors of OJSC YMC.

•	From 2005 to 2007 – Member of the Board of Directors of OJSC SVMC.

•	From 2005 to 2008 – Vice-Chairman of the Board of Directors of ROSBANK (Switzerland) S.A.

•	Since 2006 – Chairman of the Board of Directors of CJSC ZDK Lenzoloto.

•	From 2006 to 2007 and from October 2008 to December 2010 – General Director and Member of the Board of Directors of Polyus Gold.

•	From 2007 to 2009 – General Director and Member of the Board of Directors of OJSC Polyus Exploration.

•	From 2008 to July 2010 – Chairman of the Board of Directors of East Yakutia Development Corporation.

•	Since 2008 – Member of the Board of Directors of East Yakutia Development Corporation.

•	Since 2008 – Member of the Board of Directors of CJSC LZRK and, since April 2010, Chairman of the Board.

•	Mr. Ivanov graduated from the State Finance Academy in International Economic Relations.

Mr. Oleg V. Ignatov

•	Mr. Ignatov has been a member of KazakhGold’s Board of Directors since August 2009. Mr. Ignatov has held the following other posts:

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

•	From 1994 to 1998 – Various positions at UNEXIM Bank, including Senior Specialist, Chief Specialist of Regional Development, Head of the Department for Federal Programmes for the Management of Regional Relations, Deputy Head of Regional Development and Head of Management of Budget and Regional Programmes.

•	From 1998 to 2003 – Various positions at OJSC AKB Rosbank, including Head of Regional Relations, Deputy Head for Corporate Clientele in the Regional Relations Department, Vice-President and Senior Vice-President.

•	In 2002 – Deputy General Director for Finance of OJSC Chelyabenergo.

•	From 2003 to 2005 – Deputy Head of Norilsk City of Krasnoyarsk region.

•	From 2005 to 2008 – Deputy Director for Economy and Finance of the Zapolyarny unit of Open Joint Stock Company Mining and Metallurgical Company “Norilsk Nickel”.

•	Since 2008 – Member of the Board of Directors of CJSC ZDK Lenzoloto.

•	Since 2008 – Deputy General Director for Economy and Finance of CJSC Polyus and member of the Board of Directors.

Mr. Ignatov graduated from Moscow Machine-Tool Institute in 1992 with a degree in electrical engineering. In 1998 Mr. Ignatov graduated with honours from the Finance Academy of the Government of the Russian Federation with a degree in finance and credit.

Mr. German R. Pikhoya

•	Mr. Pikhoya has been a member of KazakhGold’s Board of Directors since August 2009. Mr. Pikhoya has held the following other posts:

•	From 1994 to 1995 – Project Manager at MOSEXPO company.

•	From 1994 to 1998 – General Director of Eurogold Financial and Industrial Group Managing Company.

•	From 1995 to 1997 – General Director of Palamos company.

•	From 1998 to 2002 – Deputy Head of representative office in Russia and New Business Development Manager for Placer Dome International Ltd.

•	From 2002 to 2004 – Deputy General Director for Corporate Development of CJSC Polyus.

•	From 2004 to 2007 – Vice-President for Corporate Development of CJSC Polyus.

•	From 2007 to 2008 – Deputy General Director for Strategy and Corporate Development of OJSC Polyus Gold.

•	Since January 2009 – Deputy General Director for Strategy and Corporate Development of CJSC Polyus.

Mr. Pikhoya graduated from the Urals State University with an honours degree in history. Mr. Pikhoya conducted post-graduate research at Bowdoin College in the United States. Mr. Pikhoya graduated from the Russian State Service Academy with a degree in economics.

Mr. Alexey L. Teksler

Mr. Teksler has been a member of the Board of Directors of KazakhGold since March 2010. Since August 2009, Mr. Teksler has been Chief Executive Officer and a member of the Board of Directors of the KazakhGold Group’s main operating subsidiary, Kazakhaltyn. Mr. Teksler has held the following other posts:

•	From 2001 to 2007 – Chief Accountant, Deputy Director of the Polar Division of Norilsk Nickel, Head of Multibranch Supporting Department.

•	From 2007 to 2008 – General Director of Norilsk Supporting Complex LLC.

•	From 2008 to June 2009 – Head of Norilsk City Authority.

Mr. Teksler graduated from Norilsk Industrial Institute with a degree in Economy and Administration in Metallurgy.

Mr. Adrian J.G. Coates

•	Mr. Coates has been a member of the Board and the Chairman of the Audit Committee since March 2010. Mr. Coates has held the following other posts:

•	From 1996 to 1998 – Managing Director, Metals and Mining, at UBS Investment Bank.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

•	From 1998 to 2008 – Global Sector Head, Resources and Energy, at HSBC.

•	Since 2008 – Director of Regal Petroleum plc.

•	Since 2008 – Director of A&P Coates Management Limited.

Mr. Coates has a MA degree in Economics from Cambridge University and a MBA from the London Business School.

Senior Management

In addition to KazakhGold’s Board of Directors, the KazakhGold Group employs the following senior managers (the “Senior Managers”):

Name	Date of Birth	Position in KazakhGold or its subsidiaries

Mr. Evgeny I. Ivanov	29 September 1966	Chairman and Chief Executive Officer
Mr. Kirill A. Martynov	7 July 1965	Chief Financial Officer of Kazakhaltyn
Mr. Alexey L. Teksler	19 January 1973	General Director of Kazakhaltyn
Mr. Dmitry I. Ivanov	8 July 1964	General Manager of the KazakhGold London Office

The business address for each of the Senior Managers is KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom.

Mr. Evgeny I. Ivanov

Mr. Ivanov has been Chairman and Chief Executive Officer since August 2009. See “– Management and Corporate Governance – Board of Directors” for a brief biography of Mr. Ivanov.

Mr. Kirill A. Martynov

Since August 2009, Mr. Martynov has been a member of the Board of Directors of the KazakhGold Group’s main operating subsidiary, Kazakhaltyn. Mr. Martynov has held the following other posts:

•	From 2005 to 2006 – General Director of FABRIS Investment Company LLC.

•	From 2006 to 2008 – First Deputy General Director of Norilsknickelremont LLC.

•	From April to August 2009 – Executive Director of CJSC Investlesprom.

Mr. Martynov graduated from Moscow Financial Institute.

Mr. Alexey I. Teksler

Since August 2009, Mr. Teksler has been a member of the Board of Directors and Chief Executive Officer of the KazakhGold Group’s main operating subsidiary, Kazakhaltyn. See “Management and Corporate Governance – Board of Directors” for a brief biography of Mr. Teksler.

Mr. Dmitry I. Ivanov

Since August 2009, Mr. Ivanov has been General Manager of the KazakhGold London office. Mr. Ivanov has held the following other posts:

•	From 1999 to 2001 – Deputy to Vice President, Legal Issues, OJSC SIDANKO.

•	From 2001 to 2008 – Deputy Head of Legal Department, Director of Legal Department of Norilsk Nickel.

•	From 2003 to 2005 – Member of the Board of Directors of OJSC Norilskgazprom.

•	From 2005 to 2008 – Member of the Board of Directors of OJSC RAO Norilsk Nickel.

Mr. Ivanov graduated from Perm State University in 1986.

Directors and Senior Management following the Transactions

Assuming the Transactions are completed, it is expected that a new Board of KazakhGold will be constituted, comprising two current KazakhGold Directors (Mr Evgeny I. Ivanov and Mr. Adrian J.G. Coates) and eight new directors, while senior management is expected to remain substantially unchanged. The composition of the new Board of Directors is expected to be determined by or shortly following the completion of the Proposed Combination and will include members from the current Board, as well as members from the Board of Directors of Polyus Gold. It is expected that the Board will include at least three Independent Directors following completion of the Proposed Combination, including Mr Adrian Coates and The Earl of Clanwilliam. It is expected that the new

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Directors will be appointed by the current KazakhGold Board, as permitted by the Company’s Articles of Association, for terms expiring at KazakhGold’s next Annual General Meeting in 2012.

The table below shows the current members of the Polyus Gold Board of Directors.

Name	Date of Birth	Position

Mikhail D. Prokhorov	3 May 1965	Director, General Director
Maxim V. Finskiy	25 March 1966	Director
The Earl of Clanwilliam (formerly Lord Gillford)	28 December 1960	Independent Director
Pavel S. Grachev	21 January 1973	Director
Evgeny I. Ivanov	29 September 1966	Director
Anna A. Kolonchina	16 February 1972	Director
Alexander I. Mosionzhik	14 November 1961	Deputy Chairman, Director
Zumrud H. Rustamova	21 September 1970	Independent Director
Ekaterina M. Salnikova	14 July 1957	Chairman, Director

Mikhail D. Prokhorov

Mr. Prokhorov was Chairman of the Board of Polyus Gold from 2006 until December 2010 and has been General Director since 2010. Mr. Prokhorov held or continues to hold, as applicable, the following other posts:

•	From 1998 to 2001 – Member of the Board of Directors of CJSC Holding Company INTERROS.

•	From 2000 to 2002 – Member of the Board of Directors of OJSC AKB Rosbank.

•	From 2000 to 2002 – Member of the Board of Directors of the International Company for Finance and Investments (MFK Bank).

•	From 2000 to 2001 – President of OJSC AKB Rosbank.

•	From 2001 to 2007 – General Director of Norilsk Nickel.

•	From 2003 to 2007, and from June 2008 to December 2008 – Member of the Board of Directors of Norilsk Nickel.

•	From 2005 to 2007 – Chairman of the Board of Directors of OJSC FC Moscow.

•	From 2007 to June 2008 – Member of the Board of Directors of CJSC KM-Invest.

•	From 2006 to September 2008 – Chairman of the Board of Directors of LLC Management Company Sport projects.

•	From 2007 to date – President of LLC ONEXIM Group.

•	From 2007 to 2011 – Member of the Supervisory Board of the Russian Corporation of Nanotechnologies (RUSNANO).

•	From October 2008 to date – President of All-Russian Public Organisation “Union of Biathletes of Russia”.

•	From 2009 to date – Member of the Commission on Modernisation and Technological Development of the Economy of Russia.

•	From 2009 to date – Member of the Bureau of the Board of Directors of the Russian Union of Industrialists and Entrepreneurs.

•	From 2009 to date – Member of the Board of Directors of OJSC Sheremetyevo International Airport.

•	From June 2010 to December 2010 – Chairman of the Board of Directors of OJSC JSCB International Financial Club.

•	From December 2010 to date – General Director of Polyus Gold.

•	From June 2010 to December 2010 – Chairman of the Board of Directors of OJSC JSCB International Financial Club.

•	From December 2010 to date – Member of the Board of Directors of OJSC JSCB International Financial Club.

•	From 2011 to date – Member of the Board of Directors of OJSC RUSNANO.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

•	From 2011 to date – Chairman of the Board of Directors of LLC Insurance Company Soglasie.

Mr. Prokhorov graduated with honours from the Moscow State Financial Institute in 1989 with a degree in foreign economic relations.

Maxim V. Finskiy

•	Mr. Finskiy has been a Member of the Board of Polyus Gold since May 2009. Mr. Finskiy held or continues to hold, as applicable, the following other posts:

•	From 2001 to 2008 – Deputy General Director and Vice-Chairman of the Management Board of Norilsk Nickel;

•	From 2008 to 2010 – General Director of LLC Intergeo Managing Company.

•	From 2010 to date – President of LLC Intergeo Managing Company.

•	From December 2010 to date – Executive Chairman and Director of White Tiger Gold Ltd.

Mr. Finskiy graduated from the Moscow Financial Institute and obtained a Ph.D. in Law from the University of the Ministry of Internal Affairs of the Russian Federation of St. Petersburg.

Earl of Clanwilliam

The Earl of Clanwilliam has been a Member of the Board of Polyus Gold since 2006. The Earl of Clanwilliam held or continues to hold, as applicable, the following other posts:

•	From 2000 to 2004 – non-executive Chairman of the Board of Directors of Cleveland Bridge UK Ltd.

•	From 2005 to date – Director and Advisory Member of the Ukrainian British City Club.

•	From 2007 to date – Chairman of Eurasia Drilling Company.

The Earl of Clanwilliam attended Eton College, UK, where he studied English and History of Arts until 1979 and subsequently graduated from the Royal Military Academy, Sandhurst in 1980.

Pavel S. Grachev

Mr. Grachev has been a Member of the Board of Polyus Gold since May 2009. Mr. Grachev held, or continues to hold, as applicable, the following other posts:

•	From 1998 to 2002 – Head of the Russian Representative Office of law firm Pavia e Ansaldo.

•	From 2002 to 2006 – Managing Partner of Russian Department of law firm Pavia e Ansaldo.

•	From 2006 to 2008 – Director of the legal department of LLC Nafta Moscow.

•	From 2006 to 2008 – Member of the Board of Directors of Polymetal OJSC.

•	From 2008 to date – Managing Director of the Representation Office of Nafta Moskva (Cyprus), Limited.

•	From June 2009 to date – Member of the Board of Directors of OJSC PIK Group.

•	From June 2010 to date – Chairman of the Board of Directors of OJSC PIK Group.

•	From August 2010 to February 2011 – Chief Executive Officer, President and Chairman of the Management Board of OJSC Uralkali.

•	From September 2010 to date – Member of the Board of Directors of OJSC Uralkali.

Mr. Grachev graduated from the University of Trieste, Italy, with a bachelor’s degree in jurisprudence in 1998 and from the State University of St. Petersburg, Russia, with a degree in jurisprudence.

Evgeny I. Ivanov

See “– Management and Corporate Governance – Board of Directors” for a brief biography of Mr. Ivanov.

Anna A. Kolonchina

Ms. Kolonchina has been a Member of the Board of Polyus Gold since May 2010. Ms. Kolonchina held or continues to hold, as applicable, the following other posts:

•	From 2001 to 2008 – Director of Deutsche Bank AG, London.

•	From March to November 2008 – Managing Director of Wainbridge Limited.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

•	From 2008 to February 2010 – Vice-President for Economics and Finance of OJSC PIK Group.

•	Since February 2010 – Managing Director of Representation Office of Nafta Moskva (Cyprus) Limited, Moscow.

•	From May 2010 to date – Member of the Board of Directors of OJSC PIK Group.

•	From September 2010 to date – Member of the Board of Directors of OJSC Uralkali.

Ms. Kolonchina graduated from the Finance Academy of the Government of the Russian Federation with a degree in Accounting and Audit.

Alexander I. Mosionzhik

Mr. Mosionzhik has been Member of the Board of Directors and Deputy Chairman of the Board of Polyus Gold since May 2009. Mr. Mosionzhik held, or continues to hold, as applicable, the following other posts:

•	From 1999 to 2006 – First Deputy General Director and then General Director of LLC Nafta Moscow.

•	From 2005 to 2008 – Chairman of the Board of Directors of OJSC Polymetal.

•	From 2006 to date – Chairman of the Board of Directors of LLC Nafta Moscow.

•	From 2009 to date – Member of the Board of Directors of PIK Group.

•	From 2010 to date – Member of the Board of Directors and Deputy Chairman of the Board of Directors of OJSC Uralkali.

Mr. Mosionzhik graduated from Tula Polytechnical Institute as engineer-mathematician in 1983. He did his post-graduate studies at the Moscow Institute of Civil Aviation (Candidate of Science) in 1990. Mr. Mosionzhik is a member of the International Academy of Informatisation.

Zumrud H. Rustamova

Ms. Rustamova has been a Member of the Board of Polyus Gold since May 2009. Ms. Rustamova held or continues to hold, as applicable, the following other posts:

•	From 2000 to 2004 – Deputy Minister of Property Relations of the Russian Federation.

•	From 2004 to 2006 – Deputy General Director and Vice-President of CJSC SUEK.

•	From 2006 to 2006 – Deputy Chairman of the Board of OJSC Russian Bank for Development.

•	From 2006 to 2008 – Director of Corporate Development (joint appointment) of LLC Nafta Moscow.

•	From 2006 to 2009 – Head of the Representation Office in Moscow and Deputy General Director of OJSC Polymetal.

•	From 2006 to date – Member of the Board of Directors of OJSC Magnitogorsk Metallurgical Works.

•	From 2008 to 2009 – Managing Director (joint appointment) of Nafta Moscow (Cyprus) Limited.

•	From 2008 to date – Member of the Board of Directors of OJSC Sheremetyevo International Airport.

•	From 2009 to date – Deputy General Director of OJSC Polymetal (joint appointment).

•	From 2009 to date – Deputy General Director of OJSC Polymetal Management Company.

•	From 2009 to date – Member of the Board of Directors of OJSC Bank of Khanty-Mansiysk.

Ms. Rustamova graduated as an economist from the Moscow Economics and Statistics Institute in 1992.

Ekaterina M. Salnikova

Mrs. Salnikova has been a Member of the Board of Polyus Gold since 2006 and Chairman of the Board of Polyus Gold since December 2010. Mrs. Salnikova held or continues to hold, as applicable, the following other posts:

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

•	From 1998 to 2007 – Director for Corporate Governance, Deputy Chief Financial Officer of Corporate Governance Matters (Director for Corporate Governance) of CJSC Holding Company INTERROS.

•	From 1998 to 2007 – General Director of CJSC Universalinvest.

•	From 1999 to 2000 and from 2004 to 2006 – Member of the Board of Directors of OJSC AKB Rosbank.

•	From 2000 to 2004 – Member of the Board of Directors of CJSC Publishing House Prof-Media.

•	From 2000 to 2005 and from 2006 to 2007 – Member of the Board of Directors of OJSC Power Machines.

•	From 2001 to 2003 – Member of the Management Board of CJSC Holding Company INTERROS.

•	From 2001 to 2003 and from 2004 to 2008 – Member of the Board of Directors of Norilsk Nickel.

•	From 2003 to 2007 and from December 2008 to date – Member of the Board of Directors of OJSC Open Investments.

•	From 2004 to 2005 – Member of the Board of Directors of CJSC Agroindustrial Complex Agros.

•	From 2007 to date – Deputy Chief Financial Officer of LLC ONEXIM Group.

•	From 2008 to date – Member of the Board of Directors of OJSC TGK-4.

•	From 2008 to date – Member of the Board of Directors of LLC Insurance Company Soglasie.

•	From 2008 to date – Member of the Board of Directors of OJSC JSCB International Financial Club.

•	From 2010 to date – Chairman of the Board of Directors of OJSC Polyus Gold.

•	From 2010 to date – Member of the Board of Directors of OJSC RBK.

Mrs. Salnikova graduated from the Moscow Institute of Management as a Managing Engineer in 1979. In 1997 Mrs. Salnikova received a degree of Candidate of Economics (Ph.D.) from the Law faculty of the Academy of Civil Service of the President of the Russian Federation.

Proceedings Against Management

At the date of this Prospectus, no member of KazakhGold’s Board of Directors or any Senior Manager, and no member of the Polyus Gold Board of Directors for at least the previous five years:

•	has had any convictions in relation to fraudulent offences;

•	has held an executive function in the form of a senior manager or a member of the administrative, management or supervisory bodies of any company at the time of or preceding any bankruptcy, receivership or liquidation; or

•	has been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company.

Remuneration of Directors and Management

The aggregate amount of remuneration, including benefits in kind, paid by KazakhGold to its Directors and senior management for their respective services as Directors and senior management of KazakhGold for the year ended 31 December 2010 net of taxes was USD 160 thousand and approximately USD 1,080, respectively. As of April 2011, the aggregate amount of remuneration payable by KazakhGold to its senior management per month for their respective services as senior management of KazakhGold is approximately USD 90 thousand.

KazakhGold’s service contract with Mr. Adrian J.G. Coates provides special benefits upon termination of employment. Under his service contract, in the event that his appointment is terminated (including as a result of the resolution of a general meeting of KazakhGold

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

shareholders), then, subject to exclusions for misconduct or breach of contract, Mr. Adrian J.G. Coates is entitled to an immediate payment equivalent to the remuneration that he would have received up to the earliest date upon which KazakhGold could otherwise have lawfully terminated his employment by properly serving notice.

The KazakhGold Group has in place a Directors and Officers insurance policy to cover relevant individuals against claims arising from their work on behalf of KazakhGold.

Interests of Directors and Management

No Director or Senior Manager, and no member of the Polyus Gold Board of Directors, currently has any interest, including under options, in KazakhGold’s share capital.

The chairman of KazakhGold’s Board of Directors and Chief Executive Officer, Mr. Evgeny I. Ivanov, is also a member of Polyus Gold’s board of directors. Polyus Gold holds a 100% stake in CJSC Polyus, which in turn holds a 100% stake in KazakhGold’s controlling shareholder, Jenington. Two other Directors, Mr. Oleg V. Ignatov and Mr. German R. Pikhoya, hold senior management positions at CJSC Polyus, which is the main operating subsidiary of Polyus Gold. As a result, potential conflicts could arise as a result of their respective positions at both KazakhGold and Polyus Gold since both KazakhGold and the Polyus Gold Group operate in the same industry, and, furthermore, Directors may be required to make decisions on the prioritisation of financial, personnel or other resources among the subsidiaries of Polyus Gold. KazakhGold believes that it has procedures in place to monitor and address any potential conflicts that may arise in this regard. Save as set out in this paragraph, there are no other potential conflicts of interest between any duties owed to KazakhGold by the members of KazakhGold’s Board of Directors and Senior Managers, and members of the Polyus Gold Board of Directors, and their private interests and/or other duties.

Corporate governance

There are no corporate governance recommendations issued by a Jersey regulatory or governmental body applicable to companies incorporated in Jersey. Furthermore, as a Jersey company with a standard listing of DRs, KazakhGold is not required to observe the recommendations of the UK Combined Code on Corporate Governance, although it will remain subject to the Code for as long as it maintains an Admission of DRs. KazakhGold does not currently observe any specific code of corporate governance, although its Board of Directors does include an independent director, Mr. Adrian J.G. Coates.

KazakhGold intends to develop its corporate governance policies following completion of the Transactions, with additional independent directors expected to be appointed to its Board of Directors. See “– Directors and Senior Management following the Transactions”.

KazakhGold does not expect that its development of corporate governance policies will include the adoption of Polyus Gold’s corporate governance standards since the latter are largely formulated in accordance with the requirements applicable to Russian joint stock companies under Russian law. These requirements include the applicable provisions of the Russian Joint Stock Companies Law, other regulatory acts governing operations of joint stock companies in the Russian Federation, the relevant provisions of Polyus Gold’s charter and other internal documents and the listing rules of RTS and MICEX, the exchanges where the Polyus Shares are listed. Although Polyus Gold complies in all material respects with the corporate governance regime of the Russian Federation, many concepts of corporate governance that are prevalent in western Europe and the United States are considerably less developed in Russia. For example, many securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, and laws relating to anti-fraud safeguards, insider trading and fiduciary duties are rudimentary. As a result, there are fewer safeguards for minority shareholders under Russian law, regulations and practices than would be the case in western Europe or the United States.

See “Part XVI – Comparison of Shareholder Rights in KazakhGold and Polyus Gold” for a summary of certain differences in the rights of shareholders in KazakhGold and Polyus Gold under their respective jurisdictions of incorporation and constitutional documents.

Audit Committee

The Board of Directors has established an Audit Committee with formally delegated duties and responsibilities with written terms of reference. KazakhGold’s Audit Committee is chaired by the independent director, Mr. Adrian J.G. Coates, and also includes Mr. Oleg V. Ignatov and

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Mr. German R. Pikhoya. The Audit Committee assists the Board of Directors in discharging its responsibilities regarding financial reporting, external and internal audits and controls, as well as reviewing the KazakhGold Group’s annual financial statements. It also assists by reviewing and monitoring the extent of non-audit work undertaken by external auditors, advising on the appointment of external auditors and reviewing the effectiveness of the KazakhGold Group’s internal audit activities, internal controls and risk management systems.

Dividend Policy

The Board of Directors of KazakhGold is currently formulating a revised dividend policy for KazakhGold. KazakhGold did not declare or pay any dividends in 2008, 2009 and 2010, and it is subject to restrictions on paying dividends under the terms of the Senior Notes. See “Material Contracts – Financing Arrangements – The Senior Notes”.

Transactions with Related Parties

The following describes transactions that the KazakhGold Group has entered into in each of 2008, 2009, 2010 and in 2011 up to the date of this Prospectus, with affiliates and other entities and persons known to the KazakhGold Group, in which either the KazakhGold Group or its management, directors or major shareholders have a controlling interest or over which any of the foregoing have a significant influence, and which the KazakhGold Group believes are material to it or to the other party.

•	On 26 April 2007, KazakhGold signed a share purchase agreement to acquire a stake in Norox Mining Limited from Oxus Gold under which, in addition to the initial purchase price, KazakhGold may be required to pay up to an additional USD 80 million to Oxus Gold depending on the outcome of negotiations to resume mining rights in respect of the Jerooy project in Kyrgyzstan. In 2007, 2008 and prior to his resignation as Director of KazakhGold on 14 August 2009, Mr. William Trew was a non-executive Director of KazakhGold and a Director of Oxus Gold. Mr. Trew ceased to be a Director of KazakhGold on 14 August 2009.

•	In 2007, Mr. William Trew was beneficially interested in purchase contracts that the KazakhGold Group signed with MAED, CACP. In 2008 and prior to his resignation as Director of KazakhGold on 14 August 2009, Mr. Trew was also beneficially interested in certain service agreements that the KazakhGold Group signed with CACP as a result of the related service contracts that MAED concluded with CACP.

•	In 2008, KazakhGold expensed USD 158.4 million relating to construction, repair, maintenance and exploration works with entities under common ownership and control with the KazakhGold Group.

•	On 3 June 2009 and 11 June 2009, Gold Lion entered into two subordinated loan agreements with KazakhGold to provide an aggregate of USD 31.0 million to finance the KazakhGold Group’s immediate working capital needs, to make the interest payment due under KazakhGold’s Senior Notes and to make redemption payments in respect of local Kazakh bonds. At the time of those loans, Gold Lion was the controlling shareholder of KazakhGold, and it continues to hold a non-controlling stake in KazakhGold. As at 31 December 2010, USD 19.8 million was outstanding under these loans. Under the Amended Principal Agreement, the amount outstanding under this loan will be cancelled. See “Part VI – Information on the sale of the KazakhGold Operating Subsidiaries”, “– Principal Shareholders of KazakhGold” and “– Material Contracts – Financing Arrangements – The Senior Notes”.

•	On 14 August 2009, KazakhGold entered into a USD 50 million loan agreement with its controlling shareholder, Jenington, in order to fund the solicitation fee payable by KazakhGold to the holders of its Senior Notes and to fund KazakhGold’s working capital requirements. As at 31 December 2010, USD 49.3 million was outstanding under this loan. In 2011, Jenington made additional loans in the aggregate amount of USD 10,675,000 million, in order to fund a coupon payment under the Senior Notes and other obligations. Under the terms of the Amended Principal Agreement, on or before First Tranche Completion, AltynGroup will provide funds to KazakhGold in order to repay these shareholder loans from Jenington and interest accrued thereon.

•	On 4 February 2010, KazakhGold entered into a further USD 50 million loan agreement with Jenington to fund working capital requirements. This loan was repaid out of the proceeds of the USD 100 million placing completed in July 2010.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

•	On 14 July 2009, KazakhGold entered into an amendment agreement to the Trust Deed for its Senior Notes under which its indirect controlling shareholder, Polyus Gold, acceded as a guarantor of the obligations of KazakhGold under the Senior Notes. See “– Material Contracts – Financing Arrangements – The Senior Notes”.

•	During 2010, the KazakhGold Group purchased goods and services from UK Polyus Georlogorazvedka LLC in the amount of USD 207 thousand.

•	On 17 June 2011, KazakhGold entered into the Jenington Option Agreement, See “Part V – Information on the Transactions – Jenington Option Agreement”.

KazakhGold is unable to determine whether agreements with Norox Mining Limited, MAED and Gold Lion were on market terms, as they were entered into prior to the installation of new management following the Partial Offer and there is no documentation or personnel available to make that assessment. The shareholder loans with Jenington and the Polyus Gold guarantee described above were not concluded at arm’s length, although, based on consultations with external consultants on the financing alternatives that were available to KazakhGold at such time, management believes that the terms of the shareholder loans were no less favourable than terms that would have been available to KazakhGold from unaffiliated lenders. On 25 June 2010 KazakhGold, Kazakhaltyn and Jenington commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the former director defendants and MAED, which had entered into contracts with KazakhGold for the completion of three new tailings re-treatment plants and a central elution plant (see “– Material Contracts”), secretly agreed to a joint venture arrangement that entitled the defendants to 50% of the profits from certain of those contracts, which had an aggregate contract value of USD 69 million. The claimants also allege that KazakhGold entered into contracts purportedly with construction and exploration companies which were vehicles of the defendants or persons or entities associated with them for the purpose of divesting funds to their benefit. These claims were settled as part of the sale of the KazakhGold Operating Subsidiaries to AltynGroup. See “Litigation”.

Principal Shareholders of KazakhGold

The following table sets forth information regarding the ownership of KazakhGold’s shares, as of the date of this Prospectus and as adjusted to reflect completion of the Transactions, assuming that (i) KazakhGold exercises the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement and (ii) the Private Exchange Offer is accepted in full and is completed by each person known by KazakhGold to own 3% or more of its outstanding shares.

	KazakhGold Shares and GDRs Owned before the Transactions			KazakhGold Shares and DRs Owned after the Transactions

Shareholder	Number of KazakhGold Shares	Number of KazakhGold GDRs	Per cent of total share capital	Number of KazakhGold Shares	Number of KazakhGold DRs	Per cent of total share capital(1)

Jenington	77,745,417	—	65.00%	262,448,816	—	8.2%
Gold Lion(2)	10,599,539	—	8.86%	10,599,539	—	0.03%
Nafta(3)	—	—	—	—	1,219,680,677	37.9%
Onexim(3)	—	—	—	28,144,783	1,142,283,238	36.4%

1.	Calculated as a percentage of KazakhGold’s total number of KazakhGold Shares outstanding following completion of the Transactions, assuming that KazakhGold exercises the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement and the Private Exchange Offer is accepted in full and is completed.
2.	Based on information available to management of KazakhGold, Gold Lion is wholly owned by Abacus (C.I.) Limited as trustee of The ABM SK Trust, a Jersey discretionary trust whose only named discretionary beneficiaries are Dr. Kanat Assaubayev, Mrs. Marussya Assaubayeva, Mr. Baurzhan Assaubayev, Mr. Aidar Assaubayev and Mr. Sanzhar Assaubayev. The number of DRs indicated does not include Level I GDRs that Gold Lion may receive in the Private Exchange Offer. As of 21 June 2011, the last date such information was available, Gold Lion held 636,514 Polyus Shares.
3.	Nafta is a group of privately-owned companies, including Wandle Holdings Limited, the beneficial owner of which is Mr. Suleiman Kerimov. Onexim is a group of privately-owned companies, including Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited, the beneficial owner of which is Mr. Mikhail Prokhorov. Wandle Holdings Limited, Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited (each of which is a limited liability company incorporated under the laws of Cyprus) have entered into the Principal Shareholders Option Agreement with KazakhGold. See “– Control position” and “Part V – Information on the Transactions – the Principal Shareholders Option Agreement”. Under the Principal Shareholders Option Agreement, Onexim has agreed to receive a portion of the Regulation S GDRs it would otherwise be entitled to in KazakhGold Shares, as determined by KazakhGold. Nafta holds 59,420,321 Polyus Shares and 23,479,157 Polyus ADSs. Of the

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

59,420,321 Polyus Shares and 23,479,157 Polyus ADSs that Nafta, including Wandle Holdings Limited, beneficially owns, 57,480,132 Polyus Shares are subject to repurchase agreements, under which Nafta retains the voting rights attributable to the Polyus Shares sold under the repurchase agreements or being subject to pledge. It is expected that the Regulation S GDRs received by Nafta upon exercise of the option under the Principal Shareholders Option Agreement will be subject to similar repurchase and pledge agreements.
4.	Following completion of the Transactions, Jenington will be prohibited under Jersey law from exercising voting rights in respect of any KazakhGold Shares or DRs that it holds.

On 9 July 2009, Jenington made the Partial Offer to shareholders of KazakhGold for a 50.15% stake in KazakhGold. Under the terms of the Partial Offer, shareholders of KazakhGold were entitled to receive approximately USD 7.18 in cash and 0.064 Polyus Shares for each KazakhGold Share. The implied value per KazakhGold Share of USD 10.13 under the Partial Offer represented a premium of 27% to the closing price of USD 8.00 per GDR on the London Stock Exchange on 30 April 2009, the last business day on which GDRs traded prior to the announcement of the Partial Offer. The Partial Offer was declared wholly unconditional on 14 August 2009, following which Jenington became KazakhGold’s controlling shareholder with a stake of 50.15%.

Jenington’s registered office is at Pasea Estate, Road Town, Tortola, British Virgin Islands. Jenington is an indirect wholly-owned subsidiary of Polyus Gold. Consequently, KazakhGold is indirectly controlled by Polyus Gold. There are no procedures in place to prevent this control being abused. See “– Control position” for information on the beneficial ownership of KazakhGold and “Part II – Risk Factors – Risks relating to the Transactions and the DRs – The principal shareholders of KazakhGold following the Transactions will have the ability to exert significant influence over the Combined Group and its business, and the interests of those principal shareholders may conflict with those of other shareholders of KazakhGold”.

As part of the Partial Offer, Jenington agreed to underwrite a USD 100 million placing of new KazakhGold Shares and GDRs in KazakhGold. The placing was completed in July 2010. A total of 51,194,922 Shares and 15,471,745 GDRs were placed at a price of USD 1.50 per share and per GDR in the Placing. Jenington subscribed for 51,194,922 shares and, as a result, held a total of 77,745,417 shares, representing 65 per cent. of the issued share capital of KazakhGold, following the Placing.

As of the date of this Prospectus, Jenington holds 10,776,161 of the outstanding Polyus Shares, representing approximately 5.65% of the existing issued ordinary share capital of Polyus Gold. Jenington has entered into the Jenington Option Agreement with KazakhGold pursuant to which KazakhGold has the option to acquire Jenington’s entire holding of Polyus Shares, in exchange for KazakhGold Shares, using the same exchange ratio as is used in the Private Exchange Offer. See “Part V – Information on the Transactions – Jenington Option Agreement”. If the Transactions are completed, Jenington will become an indirect subsidiary of KazakhGold, and, consequently, it will be prohibited under Jersey law from exercising voting rights in respect of any KazakhGold Shares or DRs that it holds.

Control position

The Transactions give rise to certain considerations under the Code. The Code is issued and administered by the Panel. KazakhGold is a company to which the Code applies and, as such, its shareholders are entitled to the protections afforded by the Code. The Code and the Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The Code also provides an orderly framework in which takeovers are conducted. In addition it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

Rule 9 of the Code sets out the circumstances in which, and the requirements for making, a general offer for shares of a company to which the Code applies. Under Rule 9 of the Code, any person who acquires an interest (as defined in the Code) in shares which, taken together with shares in which he is already interested and in which persons acting in concert with him are interested, carry 30% or more of the voting rights of a company which is subject to the Code, is normally required to make a general offer to all the remaining shareholders to acquire their shares.

Similarly, when any person, together with persons acting in concert with him, is interested in shares which, in the aggregate, carry not less than 30% of the voting rights of such a company, but does not hold shares carrying more than 50% of such voting rights, a general offer under Rule 9 of the Code will normally be required if any further interests in shares are acquired by any such person.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

An offer under Rule 9 of the Code must be made in cash and at the highest price paid by the person required to make the offer, or any person acting in concert with him, for any interest in shares of the company during the 12 months prior to the announcement of the offer.

Nafta and Onexim are the majority shareholders of Polyus Gold, which in turn is the majority shareholder of KazakhGold through its indirect wholly-owned subsidiary, Jenington. Following completion of the Transactions, based on the Exchange Ratios and the assumptions set out below, Nafta will hold 1,219,680,677 Regulation S GDRs, representing approximately 37.9% of KazakhGold’s voting share capital, and Onexim will hold 1,170,428,021 Regulation S GDRs or KazakhGold Shares, representing approximately 36.4% of KazakhGold’s voting share capital. The assumptions are that: (i) there is no change in the issued voting share capital of KazakhGold between the date of this Prospectus and the date on which the Level I GDRs, Regulation S GDRs or KazakhGold Shares, as appropriate, are issued pursuant to the Principal Shareholders Option Agreement, the Jenington Option Agreement and the Private Exchange Offer; (ii) KazakhGold’s issued voting share capital increases to 3,217,197,971 (representing KazakhGold’s voting share capital assuming that KazakhGold acquires 16% of the issued share capital of Polyus Gold under the Private Exchange Offer and through exercise of both the Principal Shareholders Option Agreement and the Jenington Option Agreement); and (iii) the voting rights attached to the new KazakhGold Shares to be issued to Jenington under the Jenington Option Agreement have become exercisable following their disposal to third parties.

Nafta and Onexim each control more than 20% of the voting rights in Polyus Gold, which, through Jenington, controls 65% of the voting rights in KazakhGold. As a result, under the definition of “acting in concert” within the Code, Nafta and Onexim are presumed to be acting in concert with each other for the purposes of the Code. Furthermore, Nafta and Onexim are cooperating with each other to consolidate control of KazakhGold and proceed with the Transactions and have each confirmed to the Panel that they consider themselves to be acting in concert with each other for the purposes of the Code with respect to the Transactions.

As a result, and by virtue of Nafta and Onexim’s existing indirect controlling position in KazakhGold through Jenington, there is no change in the control position with respect to KazakhGold and, consequently, no general offer under Rule 9 of the Code is required as a result of the Transactions.

Following completion of the Transactions, while Nafta and Onexim each will individually be interested in Regulation S GDRs or KazakhGold Shares carrying more than 30% of the voting rights of the enlarged KazakhGold but less than 50% of such voting rights, they will together hold Regulation S GDRs or KazakhGold Shares carrying, in aggregate, in excess of 50% of the voting rights of the enlarged KazakhGold. As a result, Nafta and Onexim, will be free, subject to Note 4 on Rule 9.1 of the Code, to acquire further interests in Regulation S GDRs or KazakhGold Shares without incurring any obligation to make a mandatory offer under Rule 9 of the Code.

Mr. M.D. Prokhorov, who has been General Director since December 2010, is the ultimate beneficial owner of Onexim, one of Russia’s largest private investment funds, with a focus on the mining industry, innovative projects in energy and nanotechnology, real estate and other industries.

Mr. S.A. Kerimov is the ultimate beneficial owner of Nafta, which is part of a privately-owned group of portfolio investment companies. Nafta has accomplished a number of sizeable projects in the mining, metals, telecommunications, real estate and retail sectors, and the stock market. Its investments include a stake in PIK Group, one of the leading residential developers in Russia.

To KazakhGold’s knowledge, there are no other arrangements the operation of which may result in a change of control of KazakhGold and none of KazakhGold’s major shareholders have different voting rights.

Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the KazakhGold Group within the two years immediately preceding the date of this Prospectus and are, or may be, material or have been entered into at any time by any member of the KazakhGold Group and contain provisions under which any member of the KazakhGold Group has an obligation or entitlement which is, or may be, material to the KazakhGold Group as at the date of this Prospectus.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

The Amended Principal Agreement and the Settlement Deed

For a summary of the Amended Principal Agreement and the Settlement Deed, see “Part VI – Information on the sale of the KazakhGold Operating Subsidiaries”.

Mining and production contracts

Subsoil use licences

The KazakhGold Group conducts its underground mining operations at Aksu, Bestobe and Zholymbet pursuant to the following licences, all of which were granted under the pre-1999 “licence-and-contract” regime:

•	Subsoil Use Licence MG No. 723 D (gold) dated 20 March 1996 for the Production of Gold Ores of the Bestobe Deposit in the Seletinsky District of the Akmola Region;

•	Subsoil Use Licence MG No. 724 D (gold) dated 20 March 1996 for the Production of Gold Ores of the Aksu Deposit in the Seletinsky District of the Akmola Region;

•	Subsoil Use Licence MG No. 725 D (gold) dated 20 March 1996 for the Production of Gold Ores of the Zholymbet Deposit in the Shortandy District of the Akmola Region;

•	Subsoil Use Licence MG No. 796 D (gold) dated 20 March 1996 for the Production of Gold Ores of the Quartzite Hills Deposit in the Seletinsky District of the Akmola Region; and

•	Subsoil Use Licence MG No. 489 D (gold) dated 07 June 1995 for the development of the Akzhal Deposit in the Zharminsky District of the Semipalatinsk Region.

Each of these licences is for a term of 20 years, commencing on the date the relevant licence was registered with the Kazakh State Committee on Investments, which was the competent authority at that time.

On 1 September 1999, Kazakhstan Law ‘On Introduction of Amendments to Some Legislative Acts of the Republic of Kazakhstan on Issues of Subsoil Use and Performing Oil Operations in the Republic of Kazakhstan’ became effective. This replaced the contractual licencing regime with a contractual regime. Notwithstanding this change in regime, all subsoil use licences issued prior to the 1 September 1999 remain in force and valid until their expiry date. The New Kazakhstan Subsoil Law adopted on 24 June 2010 also contains the provision that all previously issued licences retain their force. As such, on this basis contracts No. 77 and No. 145 described below, were awarded.

Subsoil Use Contract No. 77

Contract No. 77 relates to the Akzhal and was awarded on the basis of Subsoil Use Licence MG No. 489 D (gold), dated 7 June 1995. The tenure is 25 years from the date of issue and may be extended. It is currently due to expire on 7 June 2020. Initially, the contract permits KazakhGold to commence commercial production of ore in accordance with an agreed work programme, provided that it does so in compliance with applicable law and decrees, regulatory acts and requirements of Kazakhstan. KazakhGold may then develop the deposit in accordance with the Akzhal Gold Deposit Mine Development Project, using appropriate technology and engaging highly skilled personnel for production. Further conditions of the contract include the requirement to use equipment, materials and finished products made in Kazakhstan, provided these comply with the requirements of Kazakhstan law on technical regulation (noting that the percentage of Kazakhstan content in the overall cost of purchased equipment, materials and finished products must be at least 60%) and to only engage Kazakhstan service providers in the production process including air, rail, water and other modes of transportation, provided such services meet the standards, price and quality specifications of similar services offered by non-residents of Kazakhstan. In addition KazakhGold must direct at least 1% of total investment to training of Kazakhstan personnel engaged for work under the contract, undertake adequate insurance, and 180 days prior to the expiration of the contract, submit a clean-up program to the competent authority in respect of its operations under the contract, including a clean-up cost estimate which it must then fully implement.

Subsoil Use Contract No. 145

Kazakhaltyn entered into Subsoil Use Contract No. 145 dated 7 December 1997 with the State Committee on Investments based on the subsoil use licences Nos. 723 D (gold) dated 20 March 1996, 724 D (gold) dated 20 March 1996, 725 D (gold) dated 20 March 1996 and 796 D (gold) dated 20 March 1996. Contract No. 145, as subsequently amended, sets out Kazakhaltyn’s rights

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

and obligations with respect to the Aksu, Bestobe, Quartzite Hills and Zholymbet deposits. The contract terminates on 07 December 2017, but may be extended and, upon renewal, its conditions may be changed by written agreement between the parties, so long as these changes do not contradict the terms of the applicable licences. Certain provisions of this contract are summarised below.

Payments to the Government

Contract No. 145 provides that Kazakhaltyn is required to make certain payments to the Kazakh government, including the payment of a subscription bonus and other taxes under the tax legislation effective as of the date such payments become due and payable.

Subscription Bonus

Under the terms of Contract No. 145, Kazakhaltyn was required to make a single fixed payment of USD 75,000 to the State Committee on Investments as a subscription bonus for the right to carry out subsoil operations permitted under the contract within 30 days from its effective date.

Under applicable tax legislation, Kazakhaltyn is required to make a fixed payment to the Kazakh state of 0.1% of the value of extractable reserves as a commercial discovery bonus upon each commercial discovery within the area covered by the terms of the contract. The payment is due upon approval of the relevant reserves by the State Reserves Committee of Kakzahstan. The value of the reserves is determined using the market price of gold at the London Metal Exchange on the day the bonus payment is made. As Kazakhaltyn is not obliged under Kazakh law to obtain the approval of the State Reserves Committee for its reserves, to date it has not sought such approval and, as a result, it has not paid any commercial discovery bonuses to the Kazakh state.

Mineral extraction tax (“MET”)

The tax base for the mineral extraction tax calculation is the value of the taxable depleted reserves of minerals which are contained in mineral raw materials for the tax period. The MET rates for both gold and silver are 5% from 1 January 2009, increasing to 5.5% from 1 January 2013.

Excess profit tax (“EPT”)

Kazakhaltyn may become liable to pay EPT on its profits calculated pursuant to the Kazakh tax code to the extent that its net income received under Contract No. 145 exceeds 25% of its deductions, as set out in the table below:

No. level	Scale of distribution of net income for EPT calculation, % from the sum of deductions	Rates (%)

1	less or equal to 25%	Exempt from EPT
2	from 25% to 30% (inclusive)	10
3	from 30% to 40% (inclusive)	20
4	from 40% to 50% (inclusive)	30
5	from 50% to 60% (inclusive)	40
6	from 60% to 70% (inclusive)	50
7	over 70%	60

For information on the risks relating to excess profits tax, see “Part II – Risk Factors – Risks Relating to the Countries in which the Combined Group will Operate – Kazakhstan – The KazakhGold Group could be subject to excess profits tax (“EPT”) depending on its ratio of net after-tax income to the amount of tax deductions determined by the Kazakh Tax Code specifically for EPT purposes”.

Social obligations

As is common with mining agreements between mining companies and national governments, Kazakhaltyn has undertaken certain social obligations for the benefit of its employees and their dependents. These social obligations include investing at least 1% of Kazakhaltyn’s net income per annum in training programmes for its Kazakh employees, providing financing in the amount of at least 1% of its total amount of investments for the development of the social infrastructure of the territory covered by the contract and transferring an amount equal to 1% of its net income per annum into a liquidation fund for environmental clean-up costs following cessation of mining operations, including the costs of removing buildings and equipment. However, in the event that this fund is not sufficient to meet the cost of the Kazakhaltyn’s clean-up obligation, Kazakhaltyn is obliged to fund any such shortfall.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

In addition, Kazakhaltyn has undertaken to purchase goods and services from Kazakh businesses whenever possible provided that such goods and services are competitive with those that are available outside Kazakhstan and are of at least comparable quality.

Environmental obligations

Kazakhaltyn is obliged to comply with Kazakhstan’s environmental and health and safety standards and requirements. Under Contract No. 145, in conducting its business, Kazakhaltyn is required to give priority to environmental considerations, including monitoring the impact of its operations on the environment, limiting desertification and soil erosion and preventing the pollution or exhaustion of subsurface water. Prior to commencing operations under the contract, Kazakhaltyn was required to obtain the approval of the state environmental authorities. Upon the conclusion of mining operations, Kazakhaltyn is required to conduct an environmental clean-up of the contract area to ensure that damage to the environment is repaired and that the contract area is suitable for future use.

Dispute resolution

To the extent that there are any disputes that cannot be resolved through negotiations between Kazakhaltyn and the Kazakh government, Contract No. 145 provides that these are to be submitted to the Kazakh courts rather than to an independent international arbitration body.

Approved mining programme

Kazakhaltyn has undertaken to comply with a detailed mining programme, which was submitted for review and approved by a territorial department of “Centrekaznedra”, a Kazakh state agency which was part of the Ministry of Energy and Mineral Resources, responsible for approving such programmes, on 8 June 2001. The programme sets out Kazakhaltyn’s proposed mining operations for the period from 2000 to 2025, projections of its revenue and expenditures and estimates of taxes to be paid to the government over this period, together with information on the deposits and the technologies used in the production process. Kazakhaltyn is obliged to submit annual updates of the programme to Centrekaznedra for approval. Centrekaznedra also evaluates Kazakhaltyn’s compliance with the terms of its obligations. The mining programme was established by addendum No. 1 to Contract No. 145. It is in force until 20 March 2016, when the licence is due to expire, but it may be extended by a further addendum. Upon renewal, the terms and conditions of the licence may be altered by written agreement between the parties. The renewal of the programme and entry into another addendum is currently planned for 2014.

Differences with the Model Contract

Contract No. 145 is based on the Model Contract for Conducting Subsurface Operations in the Republic of Kazakhstan (the “1997 Model Contract”) that was approved by the Kazakh government in January 1997. A second version of the Model Contract for Conducting Subsurface Operations in the Republic of Kazakhstan (the “2001 Model Contract”), which replaced the 1997 Model Contract, was approved by the Kazakh government in July 2001. And the third latest version of a Model Contract for Conducting Subsurface Operations in the Republic of Kazakhstan (the “2010 Model Contract”), which replaced the 2001 Model Contract, was approved by the Kazakh government in December 2010. Some of the amendments to Contract No. 145 were made to reflect provisions in the 2001 Model Contract, including the addition of certain taxes and payments, including social tax and commercial discovery bonus.

Contracts for the processing of tailings at the Aksu, Bestobe and Zholymbet mines

While Contract No. 145 sets forth Kazakhaltyn’s subsurface rights in respect of the Aksu, Bestobe and Zholymbet deposits, Kazakhaltyn’s right to extract gold from tailings located at the Aksu, Bestobe and Zholymbet tailings dams derives from (i) the Contract for Exploration and Production of Gold from Technogenic Mineral Formations at the Bestobe Mine in the Akmola Region (“Contract No. 761”), (ii) the Contract for Exploration and Production of Gold from Technogenic Mineral Formations at the Aksu Mine in the Akmola Region (“Contract No. 762”) and (iii) the Contract for Exploration and Production of Gold from Technogenic Mineral Formations at the Zholymbet Mine in the Akmola Region (“Contract No. 917”). Kazakhaltyn entered into these contracts with the Ministry of Energy and Mineral Resources as the competent authority after winning the tender in 2000 to allocate rights to extract gold from these tailings. Contract No. 761 expires on 31 December 2016, while Contract No. 762 and Contract No. 917 expire on 31 December 2025. The term of each contract may be extended with the agreement of the competent authority.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Each of the three tailings contracts contains provisions regarding completion of exploration and assessment of gold prior to the subsequent obtaining of examination approval and preparation of a work programme for the production of gold. The exploration stage is required to be completed within the first two years of the term of the contracts. As of the date of this Prospectus, Kazakhaltyn has not begun production of gold under Contracts No. 761, 762 and 917.

Each of these three contracts for the processing of tailings was based on the 2001 Model Contract. The differences between these contracts and Contract No. 145 include, among other things, the amount of investments in training of Kazakhstan employees (the total amount of expenditures on training of Kazakhstan personnel was set at 0.1% of investments during the exploration stage of the contract and 0.1% of operational costs during the production stage in all three contracts for the processing of tailings, as opposed to 1% of Kazakhaltyn’s net income in Contract No. 145), a significantly smaller subscription bonus in the contracts for the processing of tailings (USD 1,500 in each of the three contracts, as opposed to USD 75,000 in Contract No. 145), no production bonus in any of the contracts for the processing of tailings (production bonuses are no longer included in contracts negotiated after 1 July 1998, as they are essentially no different than royalties), and the requirement to reimburse the state for historic geological exploration costs that appears in all three contracts for the processing of tailings, but was not included in Contract No. 145.

Each of the three tailings contracts has a work programme attached to it, which sets forth the scope of the exploration work to be conducted during the exploration stage of the contract and the amount of funding allocated for such work, the description of the technological process to be used for the processing of tailings, expected amounts of tailings to be processed in each year of the programme, expected capital expenditures and direct operational costs for the term of the contract and expected net income of the contractor for the same period, as well as general information on the technogenic mineral formations located at the relevant tailings disposal area, the description of the geographical location of the mining allotment and the geological characteristics of the tailings. Kazakhaltyn must file quarterly and annual reports with the competent state authority of Kazakhstan. The competent state authority may carry out inspections of Kazakhaltyn’s activity to confirm compliance with the terms and conditions of the tailings contracts.

Kazakhaltyn won the tender in respect of the Bestobe deposit with the subsequent conclusion of Contract No. 761 on the basis that its minimum work programme for six years would amount to USD 15,732,000 and payments to social funds would equal USD 659,000. The work programme attached to Contract No. 761 requires Kazakhaltyn to make certain investments. Such investments include (i) capital expenditures in the amount of USD 918,459 to be made prior to the beginning of works and (ii) operating costs in the amount of USD 17,189,010. The length of the pay-back period for the project varies depending on the level of net income that it generates – eight, four or three years based on net income of at least USD 606,200, USD 2,650,100 or USD 2,949,900, respectively.

The programme proposed by Kazakhaltyn for the development of the Aksu deposit provides for the investment of USD 22,137,000 for the first six years of the term under Contract No. 762 and USD 1,006,000 as contributions to social funds. Pursuant to the work programme attached to Contract No. 762, capital expenditures of Kazakhaltyn are expected to constitute USD 1,112,666. The operating costs for the term of Contract No. 762 should constitute USD 30,896,120. The length of the pay-back period for the project varies depending on the level of net income that it generates – seven, nine or seventeen years based on net income of at least USD 9,321,000, USD 6,694,300 or USD 844,000, respectively.

The programme proposed by Kazakhaltyn for the development of the Zholymbet deposit provides for the investment of USD 15,732,000 during the six-year term and USD 659,000 as contributions to social funds. The work programme Contract No. 917 in respect of the Zholymbet deposit provides for capital expenditures in the amount of USD 1,581,776 and operating costs in the amount of USD 32,031,340. The length of the pay-back period for the project varies depending on the level of net income that it generates – five, six or sixteen years based on net income of at least USD 8,586,600, USD 4,882,500 or USD 234,300, respectively.

Pursuant to each of the three tailings contracts, Kazakhaltyn has obligations to maintain a salary fund and abandonment fund for each project and make payments for the economic development of the region.

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Kazakhaltyn may be deemed to be in breach of the terms of the tailings contracts. See “Part II – Risk Factors – Risks associated with the gold mining industry – The Combined Group’s business could be adversely affected if it fails to obtain, maintain or renew necessary contracts, licences and permits, including subsoil licences, or fails to comply with the terms of its contracts, licences and permits”.

Contracts for exploration of the Kaskabulak deposit and Southern Karaultube deposit

On 27 December 2007, Kazakhaltyn entered into two contracts for the exploration of the Kaskabulak deposit (“Contract No. 2526”) and Southern Karaultube deposit (“Contract No. 2527”). Each contract was concluded as a result of tenders carried out by the Ministry of Energy and Mineral Resources of Kazakhstan. The term of each contract is five years and may be extended by the agreement of the parties. Pursuant to the terms and conditions of both contracts, the discovery of one or more deposits that are serviceable for the mining of gold within the contract area entitles Kazakhaltyn to negotiate the terms of a new contract for production of gold.

Both contracts require 1% of the investments to be used for social and economic development of the respective region and 1% of the proposed investments to be used for training of Kazakh personnel of Kazakhaltyn. At least 80% of the management of Kazakhaltyn and 100% of specialists and qualified employees working on the project must be citizens of Kazakhstan. Each contract requires Kazakhaltyn to make a payment to the state budget in the amount of USD 141,600 under Contract No. 2526 and USD 141,042 under Contract No. 2527 (such payments include payment for geological information with respect to the deposits) and make investments in the economies of the Eastern Kazakhstan Region and the Akmola Region in the amount of USD 50,000 per year under each contract, as well as investments in the protection of the environment of the regions.

Financing Arrangements

The Senior Notes

On 6 November 2006, KazakhGold issued its USD 200,000,000 9.375% Senior Notes due 2013. The Senior Notes are listed on the official list of the Luxembourg Stock Exchange and are admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange. KazakhGold entered into a number of agreements in connection with the issue of the Senior Notes, including:

•	a trust deed dated 6 November 2006, as amended (the “Trust Deed”), between KazakhGold, its subsidiaries Kazakhaltyn, Rudnik Vasilevskyi LLP (“Rudnik”), Visart LLP (“Visart”), Polyus Gold and The Bank of New York (now known as The Bank of New York Mellon) (the “Trustee”), pursuant to which the Senior Notes are constituted and the Trustee is appointed as trustee on behalf of the holders of the Senior Notes (the “Noteholders”). The Trust Deed sets out the terms and conditions of the Senior Notes (the “Conditions”). The Trust Deed also sets out the terms on which Kazakhaltyn, Rudnik, Visart and Polyus Gold (together the “Guarantors”) jointly and severally guarantee the obligations of KazakhGold under the Senior Notes;

•	an agency agreement dated 6 November 2006, as amended (the “Agency Agreement”), between KazakhGold, the Guarantors, The Bank of New York and The Bank of New York (Luxembourg) S.A., which sets out the terms on which KazakhGold pays principal and interest on the Senior Notes to The Bank of New York as principal paying agent, as well as the terms on which The Bank of New York (Luxembourg) S.A. maintains the register of Noteholders; and

•	a loan agreement dated 6 November 2006 between KazakhGold and Kazakhaltyn (the “Kazakhaltyn Loan”), under which the net proceeds of issue of the Senior Notes were on-lent to Kazakhaltyn. Interest is payable by Kazakhaltyn on the loan at the rate of 10.125% per annum, and repayment of the loan is due on the earlier of (i) the maturity date of the Senior Notes or (ii) the date on which the Senior Notes become immediately due and payable in accordance with the Conditions.

The Senior Notes bear interest at a rate of 9.375% per annum payable in arrears on 6 May and 6 November in each year until the day on which all sums due in respect of the Senior Notes are received by or on behalf of the Noteholders. The Senior Notes are secured obligations of KazakhGold ranking at least pari passu with all other present and future obligations of KazakhGold, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The Senior Notes are secured by a charge and assignment in favour of the

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Trustee of all KazakhGold’s rights to repayment of principal, interest and other amounts under the Kazakhaltyn Loan.

KazakhGold is subject to the following restrictive covenants under the Conditions:

•	Limitation on indebtedness: KazakhGold is restricted from incurring indebtedness otherwise than in accordance with the Conditions.

•	Limitation on liens: KazakhGold is restricted from creating, incurring or suffering to exist liens upon any of its property or assets unless at the time of such lien, effective provision is made to secure the indebtedness under the Trust Deed and the Senior Notes equally and ratably.

•	Distributions and disposals of assets: KazakhGold is subject to restrictions on distributions from its restricted subsidiaries and disposals of assets by it and its restricted subsidiaries.

•	Limitation on affiliate transactions: KazakhGold is subject to restrictions on affiliate transactions with its restricted subsidiaries.

•	Mergers and consolidation: KazakhGold is subject to restrictions on consolidation, merger, amalgamation and sale of all or substantially all its assets to any person.

Unless previously redeemed, or purchased and cancelled, the Senior Notes are due to be redeemed at their principal amount on 6 November 2013. The following redemption and purchase rights are set out in the Conditions:

•	Redemption in whole or in part at the option of KazakhGold, subject to redemption price and notice provisions in the Conditions;

•	Redemption in whole only for specified tax reasons at the option of KazakhGold, subject to notice provisions;

•	Repurchase by KazakhGold at the option of the Noteholders if a change of control occurs, at a purchase price of 101% of the principal amount of the Senior Notes plus accrued and unpaid interest to the date of purchase.

The Conditions include events of default that may lead to the issue of an enforcement notice by the Trustee, either at its discretion or at the request of Noteholders holding at least 25% in principal amount of the Senior Notes outstanding, upon delivery of which the Senior Notes shall become immediately due and payable at the principal amount together with accrued and unpaid interest without further action or formality. Events of default include, among others: (i) failure to pay an amount in respect of the Senior Notes within 30 days of the due date for payment; (ii) a change of control in breach of the change of control provisions contained in the Conditions; (iii) the merger, amalgamation or merger of KazakhGold or any Guarantor other than in accordance with the Conditions; (iv) a default under any mortgage, trust deed or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by KazakhGold or any of its subsidiaries subject to exceptions contained in the Conditions; and (v) insolvency or bankruptcy events or winding-up orders or resolutions in respect of KazakhGold or any Guarantor or any significant subsidiary. KazakhGold is currently in default of the terms of the Senior Notes. See “Part II – Risk Factors – Risk associated with the KazakhGold Group – KazakhGold is currently in default of the terms of the Senior Notes.”

Under the Amended Principal Agreement, AltynGroup is required to provide KazakhGold with an irrevocable unconditional guarantee or stand-by letter of credit in respect of 51% of all sums payable under the Senior Notes on or prior to completion of the sale of the first tranche of the KazakhGold Operating Subsidiaries. This guarantee will be increased proportionally to the number of shares acquired by AltynGroup. See “Part VI – Information on the sale of the KazakhGold Operating Subsidiaries”.

The Consent Solicitations

In anticipation of the Partial Offer, KazakhGold undertook a consent solicitation on 6 January 2009 to seek approval by extraordinary resolution of the Noteholders of certain waivers and modifications to the Conditions and the Trust Deed, including, among others: (i) modifying the Trust Deed and the Conditions to allow the accession of Polyus Gold as an additional Guarantor of the Senior Notes and to permit Polyus Gold or any of its subsidiaries to provide a credit facility of up to USD 50 million to KazakhGold following completion of the Partial Offer; and (ii) waiving the right of Noteholders to require KazakhGold to repurchase the Senior Notes on occurrence of the change of control of KazakhGold contemplated by the Partial Offer. KazakhGold offered to pay a consent

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

solicitation fee to each Noteholder that voted in favour of these resolutions in an amount equal to USD 50 for each USD 1,000 in principal amount of Senior Notes held by such Noteholder (the “Consent Solicitation Fee”). The Noteholders approved this extraordinary resolution at an extraordinary meeting of Noteholders on 2 February 2009, subject to the condition that the Partial Offer be completed. Following completion of the Partial Offer, the Trust Deed and the Agency Agreement were amended to reflect the accession of Polyus Gold as a Guarantor and other related modifications.

On 1 October 2009, KazakhGold notified the Trustee for its Senior Notes that it had decided not to publish interim financial statements for the first six months of 2009 (covering the period prior to the completion of the Partial Offer), as required by the terms of the Senior Notes, as it was then in the process of trying to recover and restore primary accounting and production information, in order to confirm the historical accounting records. On 15 February 2010, KazakhGold further notified the Trustee that the entry into the USD 50 million loan agreement with Jenington on 4 February 2010 did not comply with certain terms and conditions of the Senior Notes since, in order to have the loan made without delay or additional cost, KazakhGold had not obtained an opinion on the terms of the loan from an independent investment bank nor was the loan subordinated in accordance with the restriction on indebtedness covenant under the terms of the Senior Notes. Following a consent solicitation completed on 27 July 2010, these defaults were waived by holders of Senior Notes, with the waivers effective until 31 December 2011. Following a consent solicitation completed on 17 June 2011, these defaults were again waived by holders of the Senior Notes, which also waived any defaults resulting from the Transactions and from the sale of the KazakhGold Operating Subsidiaries. In the consent solicitation the Senior Noteholders also waived the defaults resulting from the freezing orders placed by the Agency on Fighting with Economic and Corruption Crimes in Kazakhstan in July – September 2010 over certain bank accounts held in Kazakhstan by Kazakhaltyn, as well as the further loans by Jenington in 2011 to fund interest payments on the Senior Notes, which did not comply with the restrictions on “Affiliate Transactions” set forth in the terms of the Senior Notes, and the failure of Kazakhaltyn to make payments on the underlying Loan Agreement with KazakhGold as required by the terms of the Senior Notes (although the corresponding interest payments on the Senior Notes were paid when due). As provided by the Amended Principal Agreement, AltynGroup bore the costs of the 2011 consent solicitation, including fees paid to the holders of the Senior Notes and related advisers’ fees.

Loan Agreements with Gold Lion

KazakhGold entered into two loan agreements with Gold Lion dated 3 June 2009 (as amended on 11 June 2009) and 11 June 2009 (the “Gold Lion Shareholder Loans”) for an aggregate amount of USD 31,025,000. At the time of those loans, Gold Lion was the controlling shareholder of KazakhGold, and it continues to hold a non-controlling stake in KazakhGold. See “– Principal Shareholders of KazakhGold”. KazakhGold used the proceeds to finance the KazakhGold Group’s immediate working capital needs, make a coupon payment due under the Senior Notes and make a redemption payment in respect of Kazakh bonds issued by Kazakhaltyn. The Gold Lion Shareholder Loans bear interest at a rate of 10% per annum, and the repayment date for principal and interest is one year after the maturity date of the Senior Notes. The Gold Lion Shareholder Loans are subordinated to the rights of payment and in all other respects to the obligations of KazakhGold under the Senior Notes. Gold Lion may assign its rights under the Gold Lion Shareholder Loans to Jenington (or another member of the Polyus Gold Group). Once Gold Lion has assigned its rights under the Gold Lion Shareholder Loans to Jenington (or the relevant Polyus Gold Group entity), Jenington (or the relevant Polyus Gold Group entity) may convert its right to repayment under the Shareholder Loans into KazakhGold Shares at a conversion price of USD 1.50 per KazakhGold Share, provided that no conversion right may be exercised (i) during, or within ten days from the end of an ‘offer period’ as defined by the Code; (ii) if KazakhGold has received an ‘approach’ as interpreted by the Panel; (iii) without the prior consent of the Ministry of Energy and Mineral Resources of Kazakhstan; or (iv) without the prior written consent of KazakhGold. The Gold Lion Shareholder Loans are to be cancelled in connection with the First Tranche Completion. See “Part VI – Information on the sale of the KazakhGold Operating Subsidiaries”.

Loans from Jenington

On 14 August 2009, KazakhGold entered into a USD 50 million loan agreement with its controlling shareholder, Jenington, in order to fund the solicitation fee payable by KazakhGold to the holders of its Senior Notes and for working capital purposes. The loan bears interest at the rate of

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

USD one month LIBOR for the applicable period plus 6%. Interest may be capitalised provided that the aggregate of the principal amount outstanding under the loan and accrued interest would not exceed USD 50 million. The loan does not require KazakhGold to comply with any financial or operating covenants. In 2011, Jenington advanced a further USD 10.675 million to KazakhGold to fund interest payments due on the Senior Notes and other obligations. Under the terms of the Amended Principal Agreement, on or before First Tranche Completion, AltynGroup will provide funds to KazakhGold in order to repay USD 62.044 million of these loans from Jenington. See “Part VI – Information on the sale of the KazakhGold Operating Subsidiaries”.

Material contracts in connection with the Transactions

Principal Shareholders Option Agreement

KazakhGold has entered into the Principal Shareholders Option Agreement with certain Onexim group entities beneficially owned by Mr. Mikhail Prokhorov, General Director of Polyus Gold, and certain Nafta group entities beneficially owned by Mr. Suleiman Kerimov. Under the Principal Shareholders Option Agreement, such entities have granted KazakhGold the option, subject to various conditions, to purchase their entire holdings of Polyus Securities, comprising 96,636,443 Polyus Shares and 85,619,611 Polyus ADSs, representing, in aggregate 73.2% of the issued and outstanding share capital of Polyus Gold. Under the Principal Shareholders Option Agreement, Onexim has agreed to receive a portion of the Regulation S GDRs it would otherwise be entitled to in KazakhGold Shares, as determined by KazakhGold. See “Part V – Information on the Transactions” for a summary of the Principal Shareholders Option Agreement, including the applicable conditions to the exercise of the Options under the Principal Shareholders Option Agreement.

Jenington Option Agreement

Jenington has entered into the Jenington Option Agreement with KazakhGold pursuant to which KazakhGold has the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares. The exchange ratio used under the Jenington Option Agreement to calculate the number of KazakhGold Shares to be issued to Jenington is the same as the ratio used in the Private Exchange Offer. See “Part V – Information on the Transactions” for a summary of the Jenington Option Agreement, including the applicable conditions to the exercise of the Option under the Jenington Option Agreement.

Bridge Facility

KazakhGold expects to enter into a credit facility in order to provide a source of funds for the acquisition of Polyus Securities under the mandatory tender offer (the “Bridge Facility”). The Issuer has entered into discussions with banks on the terms of a loan facility in the amount of up to USD 800 million. It is expected that KazakhGold’s obligations under the Bridge Facility will be guaranteed by CJSC Polyus (the “Polyus Guarantee”) and secured by a pledge by Jenington of ordinary shares of KazakhGold (the “Jenington Share Pledge”). Any borrowing under the Bridge Facility will be subject to conditions precedent, including the completion of the Principal Shareholders Option Agreement and launch of the mandatory tender offer and receipt by KazakhGold of required regulatory and corporate approvals. KazakhGold has not obtained any legally binding commitment from the banks in respect to the Bridge Facility, and no assurance can be given that KazakhGold and the banks will be able to agree and sign mutually-acceptable definitive documentation for the Bridge Facility.

Other Material Contracts

Sale and Purchase Agreement with Oxus Gold Plc

On 26 April 2007, KazakhGold signed a sale and purchase agreement with Oxus Gold for the acquisition of 100% of Norox Mining, a further 50% stake in Romaltyn Limited and certain other assets in consideration for the issuance of 3,541,666 KazakhGold Shares to Oxus Gold. Norox Mining owns 66.67% of JSC Talas Gold Mining Company based in Kyrgyzstan, which owns various assets in connection with the prospective Jerooy gold project. The KazakhGold Group would be required to pay an additional sum of up to USD 80 million to Oxus Gold under the terms of the sale and purchase agreement within 30 days of acquiring a mining licence in relation to the Jerooy deposit in Kyrgyzstan and commencing associated development or production activities. KazakhGold is currently unable to estimate when such licences might be made available to it or whether it will then elect to acquire them. If it were required to pay an additional sum to Oxus

Back to Contents

PART VII INFORMATION ON KAZAKHGOLD

Gold, it expects it would fund any such amount through funds generated from the KazakhGold Group or Polyus Gold Group operational cash flow or external sources.

Construction contracts with MAED Limited

In 2007 and 2008, KazakhGold Group Limited entered into contracts with MAED (now “CACP”) for the completion of three new tailings re-treatment plants and a central elution plant. Mr. William Trew, a former director of KazakhGold, is CACP’s founder and non-executive Chairman. The parties are in litigation in respect of the construction contract. See “– Litigation”.

Contract with Metalor Technologies SA

In 2002, Kazakhaltyn entered into a contract with Metalor Technologies SA, under which Metalor Technologies SA undertakes to store and purchase gold and silver (the latter since 2009) from Kazakhaltyn. The contract was extended on 27 October 2010 to 31 December 2011. The preliminary price payable to KazakhGold under the contract is USD 150,000,000, with the final amount subject to determination based on the final price of each lot of gold or silver, respectively.

Back to Contents

 PART VIII

INFORMATION ON POLYUS GOLD

Overview

The Polyus Gold Group is an international gold mining company, the largest gold producer in Russia, according to the Russian Union of Gold Miners, and one of the world’s leading gold producers based on mineral resources and production volumes. The Polyus Gold Group develops and mines hardrock gold and alluvial gold deposits, with operations in the Krasnoyarsk, Irkutsk, Magadan and Republic of Sakha (Yakutia) regions of Russia, and, since August 2009, has held gold mining assets in Kazakhstan as a result of its acquisition of a controlling stake in KazakhGold. In 2010, the Polyus Gold Group produced 1.276 million troy ounces of gold, excluding 110 thousand troy ounces of gold produced by KazakhGold’s operations in 2010, or approximately 20% of total Russian gold production (1.231 million troy ounces in 2009, excluding 30 thousand ounces of gold produced by KazakhGold’s operations during August to December 2009, representing 19% of Russian gold production).

Polyus Gold estimates the mine life of the Polyus Gold Group’s mineral reserves base to amount to approximately 64 years of hardrock gold and approximately 9 years of alluvial gold. The Polyus Gold Group’s proved and probable reserves, estimated in accordance with JORC Code classifications, were 81.0 million troy ounces as at 1 January 2011.

For the year ended 31 December 2010, the Polyus Gold Group had total gold sales of USD 1,711 million, total sales of USD 1,748 million and profit before income tax of USD 481 million, and, as at 31 December 2010, total assets of USD 4,004 million and equity of USD 3,241 million.

The Polyus Gold Group’s major gold deposits are:

•	in the Krasnoyarsk region – the Olimpiada deposit, which is one of the largest gold deposits in Russia, the Blagodatnoye, Titimukhta, Poputnenskoye and Kvartsevaya Gora deposits, and the Razdolinskaya, Zyryanovskaya, Kuzeevskaya, and Panimba fields;

•	in the Irkutsk region – the Zapadnoye, Verninskoye, Pervenets and Chertovo Koryto deposits, and the Artemievskoye, Medvezhy and Mukodek goldfields, as well as 113 alluvial deposits;

•	in the Magadan region – the Natalka deposit and the Degdekan, Vostochnaya, Omchak and Chai-Yurinskaya fields;

•	in the Republic of Sakha (Yakutia) – the Kuranakh ore body and the Piniginskoye and Nezhdaninskoye deposits; and

•	following the completion of the Partial Offer on 14 August 2009, the Aksu, Bestobe and Zholymbet deposits in the Akmola region, the Akzhal deposit in the Eastern-Kazakhstan region of the Republic of Kazakhstan, as well as a number of exploration and development properties in Kazakhstan, Romania and Kyrgyzstan. See “Part VII – Information on KazakhGold” for a more detailed description of these assets.

The Polyus Gold Group has embarked on an intensive growth and development programme, with the goal of becoming one of the world’s top five gold mining companies by 2015 in terms of production, reserves and capitalisation. Polyus Gold believes that the Polyus Gold Group has the leading exploration budget in the Russian gold industry.

History of Polyus Gold

In 2002, Norilsk Nickel acquired CJSC Polyus, which held various gold mining assets in the Krasnoyarsk region of Russia.

In 2004, CJSC Polyus completed the acquisition of a controlling interest in the Russian gold mining companies, Lenzoloto (in the Irkutsk region of Russia) and Matrosov Mine (in the Magadan region of Russia), and subsequently increased its stake in both companies. CJSC Polyus later restructured Lenzoloto by transferring certain of its assets to CJSC LZRK (“LZRK”), a newly established subsidiary of CJSC Polyus.

In August to September 2005, CJSC Polyus further expanded its gold mining assets through the acquisition of Aldanzoloto, YMC and SVMC in the Republic of Sakha (Yakutia) region in Russia. As a result of those acquisitions, CJSC Polyus increased its production of gold in 2005 to 1.038 million troy ounces, as compared to 832,000 troy ounces in 2003. In terms of production, CJSC Polyus became Russia’s largest gold mining company.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

In May 2005, CJSC Polyus acquired from Norilsk Nickel indirect ownership of a 20% stake in Gold Fields, the world’s fourth largest gold producer, through the acquisition of 100% of the issued and outstanding shares in Jenington. In March 2006, Jenington sold this stake in Gold Fields, resulting in net proceeds to Polyus Gold of USD 1.93 billion.

Also in March 2006, Norilsk Nickel transferred all of the shares of CJSC Polyus, together with a cash contribution of RUB 10 billion (approximately USD 360 million at the time), to Polyus Gold, a newly formed Russian open joint stock company, as part of a spin-off of Norilsk Nickel’s gold mining business.

In May 2006, the Polyus Shares were admitted to listing and trading on the RTS and MICEX.

In July 2006, Polyus Gold established a Level I American depository receipt programme, and in December 2006 the Polyus ADSs were listed on the Official List and admitted to trading on the London Stock Exchange.

In November 2006, Jenington acquired 12,565,036 Polyus Shares and 4,581,744 Polyus ADSs (constituting in aggregate 8.99% of the issued share capital of Polyus Gold), as a result of an offer made by Jenington to all holders of Polyus Shares and Polyus ADSs to purchase for cash in aggregate up to 17,241,379 of the issued and outstanding Polyus Shares and Polyus ADSs, at a purchase price of USD 58 per Polyus Share or Polyus ADS.

In April 2007, Jenington reserved 9,531,380 of such Polyus Shares for the purposes of Polyus Gold’s management share option plan.

In December 2007, Jenington withdrew Polyus ADSs evidencing 4,581,744 Polyus Shares held by it from the Polyus ADS facility and received 4,581,744 Polyus Shares underlying such Polyus ADSs at the then existing Polyus ADS/Polyus Share ratio of 1:1.

In June 2008, the Board approved a change in the ratio for the conversion of Polyus Shares into Polyus ADSs from 1:1 to 1:2 with effect from 10 June 2008.

On 9 July 2009, Jenington made the Partial Offer to shareholders of KazakhGold. The Partial Offer was declared unconditional on 14 August 2009, following which Jenington became the KazakhGold Group’s controlling shareholder. Following a USD 100 million placing of new ordinary shares of KazakhGold completed in July 2010, Jenington owns 65% of the issued share capital of KazakhGold.

As of the date of this Prospectus, Jenington holds 10,776,161 of the outstanding Polyus Shares (including those represented by Polyus ADSs), representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold. Jenington has entered into the Jenington Option Agreement with KazakhGold pursuant to which KazakhGold has an option to acquire Jenington’s entire holding of Polyus Shares in exchange for KazakhGold Shares, using the same exchange ratio as is used in the Private Exchange Offer. The option may be exercised and the exchange completed at any time prior to or after the expiration time of the Private Exchange Offer. See “Part V – Information on the Transactions – Jenington Option Agreement”. If the Transactions are completed, Jenington will become an indirect subsidiary of KazakhGold, and, consequently, it will be prohibited under Jersey law from exercising voting rights in respect of any KazakhGold Shares or DRs that it holds.

Polyus Exploration Limited

The Polyus Gold Group established Polyus Exploration Limited in 2007 as a gold exploration company to hold, through its wholly-owned Russian subsidiaries, 12 subsoil licences to explore for and develop gold and silver assets situated in the Krasnoyarsk, Magadan, Republic of Sakha (Yakutia), Amur and Irkutsk regions of Russia. The exploration licences, which were transferred by Polyus Gold subsidiaries to Polyus Exploration Limited in February 2008, are for the Degdekansky, Bamsky (Nevachan), Mukodeksky, Panimbinsky, Razdolinsky, Piniginsky, Zyryanovsky, Chai-Yurinsky, Vostochny, Doroninsky and Apsakansky projects. These exploration licences are not material to Polyus Gold’s current mining operations. The Polyus Gold Group may, in the future, establish Polyus Exploration Limited as an independent company. There are no current plans to carry out any such transaction, however, and there can be no assurance that any such transaction will be carried out at all or on what terms.

Strategy

The strategic vision of Polyus Gold is for Polyus Gold to be:

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

•	an internationally recognised public company whose securities are traded on the world’s leading stock exchanges;

•	a leader in the Russian gold mining industry and included in the top five gold mining companies in the world in terms of Polyus Gold’s market capitalization, mineral resource base and production volumes, with a target annual production of approximately 2.9 million troy ounces of gold by 2014 (excluding KazakhGold);

•	a modern, transparent company, meeting the highest standards of corporate governance;

•	a socially responsible company, which contributes to stable social development and environmental balance in the areas where it conducts its operations and which is able to attract and retain skilled employees;

•	an innovative company, holding a sustainable competitive advantage achieved through continuous technological improvements; and

•	a reliable company, fulfilling its plans and commitments to its partners, and having long-term production and mineral base growth prospects.

In furtherance of this strategy, Polyus Gold intends to implement the following investment, development and other programmes:

•	further exploration and re-evaluation of existing deposits;

•	large scale exploration to discover new deposits;

•	acquisition of new exploration and production licences;

•	construction of new production facilities, as well as the upgrading of existing facilities;

•	development of a corporate research centre; and

•	implementation of international standards of corporate governance.

The implementation of this strategy is expected to be capital intensive. Polyus Gold estimates that its investment and development programme for the period from 2010 to 2015 will cost a total of up to USD 2.0 billion. This amount does not reflect any capital expenditures that may be required for KazakhGold.

Capital expenditures represent the Polyus Gold Group’s purchase of property, plant and equipment adjusted for the proceeds from the sale of property, plant and equipment. The cost of acquisition of subsidiaries represents the Polyus Gold Group’s acquisition of subsidiaries adjusted for the repayment of contingent consideration and proceeds from the disposal of such subsidiaries. From 2008 to 2010, the Polyus Gold Group’s capital expenditures, cost of acquisition of subsidiaries and deferred stripping costs amounted to approximately USD 630 million in 2008 (USD 476 million for capital expenditures, USD 59 million for the cost of acquisition of subsidiaries and USD 95 million for deferred stripping costs); USD 496 million in 2009 (USD 301 million for capital expenditures, USD 182 million for the cost of acquisition of subsidiaries and USD 13 million for deferred stripping costs); and USD 359 million in 2010 (USD 349 million for capital expenditures and USD 10 million for deferred stripping costs). These expenditures have been financed from the Polyus Gold Group’s cash flow from operations.

Polyus Gold successfully completed the Titimukhta project in 2009 and Blagodatnoye project in 2010 and expects to commission the Verninskoye project in 2011 and the Natalka project in 2013. These projects are expected to be financed from the Polyus Gold Group’s own funds. Other projects remain subject to review at the date of this Prospectus.

Competitive Strengths

Polyus Gold believes that the Polyus Gold Group benefits from the following principal competitive strengths:

•	an international gold mining company focusing primarily on Russia and CIS countries;

•	substantial experience in Russian gold mining;

•	a large portfolio of exploration and development assets with significant prospects for mining;

•	a presence in the regions of Russia and Kazakhstan where the known major gold deposits are located;

•	substantial capital resources available for the development of existing assets and the acquisition of new assets; and

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

•	relatively low TCC in comparison to the average costs for the international gold mining industry.

Reserves and resources

The following table shows the Polyus Gold Group’s mineral resources, inclusive of reserves (not including mineral resources of the KazakhGold Group), as stated in accordance with the JORC Code:

	Measured			Indicated

Deposits	Ore (million tonnes)	Grade (g/t)	Gold (thousand ounces)	Ore (million tonnes)	Grade (g/t)	Gold (thousand ounces)	Total measured and indicated. Gold (thousand ounces)

Operating facilities
Olimpiada[1]	19.3	5.00	3,131	79.8	3.70	9,616	12,747
Kuranakh[1]	1.8	1.90	106	160.4	1.20	6,447	6,553
Zapadnoye[1]	0.3	1.80	17	5.6	3.00	542	559
Lenzoloto[1]	32.17	0.228	2,379	169.8	0.42	2,091	2,328
Titimukhta[3]	9.7	3.10	950	17.6	3.10	1,750	2,700
Blagodatnoye[5]	3.4	2.50	271	132.8	2.40	10,230	10,501

Total	66.6	2.20	4,712	566	1.69	30,676	35,388

Projects
Natalka[2]	163.9	1.74	9,166	626.9	1.52	30,543	39,709
Verninskoye[6]	2.0	3.00	200	72.9	2.70	6,434	6,634
Olenye[1]	—	—	—	0.,4	7.40	100	100
Chertovo Koryto[4]	4.1	1.85	247	46.4	1.84	2,742	2,989
Total projects	170	1.76	9,613	746.6	1.24	39,719	49,432

Total	236.6	1.88	14,325	1,312.6	1.67	70,395	84,820

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Deposit

	Inferred

Operating Facilities	Ore (million (tones)	Grade (g/t)	Gold (thousand ounces)

Olimpiada[1]	37.2	3.10	3,666
Kuranakh[1]	7.3	1.50	346
Zapadnoye[1]	1.7	3.40	181
Lenzoloto[1]	29.2	0.62	520
Titimukhta[3]	3.6	2.40	270
Blagodatnoye[5]	36.1	2.20	2,555

Total	79.0	1.96	4,983

Projects
Natalka[2]	472.4	1.42	21,538
Verninskoye[6]	52.1	1.80	2,953
Olenye[1]	0.7	6.90	150
Chertovo Koryto[4]	2.1	1.64	109
Total projects	527.3	1.46	24,750

Total	642.4	1.57	32,288

1	Audited in October 2006 by Micon International Co. Limited.
2	Audited in July 2007 by Micon International Co. Limited.
3	Audited in June 2008 by Micon International Co. Limited.
4	Audited in January 2008 by Micon International Co. Limited.
5	Audited in November 2008 by Micon International Co. Limited.
6	Audited in December 2010 by Micon International Co. Limited.
7	Thousand cubic meters (m3).
8	Grams per cubic meter (g/m3).
9	Conversion of sands was based on the ratio of 2 metric tonnes per 1 cubic meter.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Proved and probable reserves

	Proved			Probable

	Ore (million tonnes)	Grade (g/t)	Gold (thousand ounces)	Ore (million tones)	Grade (g/t)	Gold (thousand ounces)	Total proved and probable Gold (thousand ounces)

Operating facilities
Olimpiada[1]	19.0	4.90	3,005	87.0	3.60	10,041	13,046
Kuranakh[1]	—	—	—	31.9	1.60	1,646	1,646
Zapadnoye[1]	—	—	—	4.4	2.80	394	394
Lenzoloto[1]	12.57	0.328	1,289	104.8	0.52	1,603	1,731
Titimukhta[3]	7.7	3.30	817	13.4	3.30	1,422	2,239
Blagodatnoye[5]	3.1	2.30	226	132.1	2.27	9,633	9,859

Total	42.3	3.07	4,176	373.6	2.06	24,739	28,915

Projects
Natalka[2]	242.3	1.30	10,291	883.1	1.10	30,550	40,841
Verninskoye[6]	2.1	2.90	200	63.3	2.70	5,555	5,755
Olenye[1]	—	—	—	0.5	6.40	99	99
Chertovo Koryto[4]	3.8	1.80	218	39.8	1.84	2,352	2,570
Total projects	248.2	1.34	10,709	986.7	1.22	38,556	49,265

Total	290.5	1.57	14,885	1,360.3	1.46	63,295	78,180

1	Audited in October 2006 by Micon International Co. Limited.
2	Audited in July 2007 by Micon International Co. Limited.
3	Audited in June 2008 by Micon International Co. Limited.
4	Audited in January 2008 by Micon International Co. Limited.
5	Audited in November 2008 by Micon International Co. Limited.
6	Audited in December 2010 by Micon International Co. Limited.
7	Thousand cubic meters (m3).
8	Grams per cubic meter (g/m3).
9	Conversion of sands was based on the ratio of 2 metric tonnes per 1 cubic meter.

Mineral reserves and resources of the Company according to the JORC

Classification	Category	Ore (million tones)	Grade (g/t)	Gold (thousand ounces	)

Resources	Measured	236.6	1.88	14,325
	Indicated	1,312.6	1.67	70,395
	Total measured and indicated	1,549.2	1.70	84,820
	Inferred	642.4	1.57	32,288
	Total measured, indicated and inferred	2,191.6	1.66	117,108
Reserves	Proved	290.5	1.57	14,885
	Probable	1,360.3	1.46	63,295

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

The following table shows the Polyus Gold Group’s reserves as at 1 January 2011 (not including reserves of the KazakhGold Group), as stated in accordance with the Russian classification system:

	Balance reserves

	A+B+C1		A+B+C1+C2

Region/deposit (prospective area)	kg	million ounces	kg	million ounces

Ore deposits
Krasnoyarsk Region	546,668	17.58	726,417	23.36
Olimpiada	225,719	7.26	353,493	11.37
Titimukhta	57,314	1.84	74,545	2.40
Blagodatnoye	263,635	8.48	298,379	9.59
Magadan Region	1,263,304	40.62	1,450,340	46.63
Natalka	1,262,723	40.60	1,449,390	46.60
Vostochnaya area (Boets-Vodoley)	296	0.01	665	0.02
Degdekanskoye	285	0.01	285	0.01
Irkutsk Region	127,200	4.09	156,192	5.02
Zapadnoye	11,834	0.38	16,334	0.53
Verninskoye, Pervenets	39,147	1.26	49,251	1.58
Chertovo Koryto	76,219	2.45	87,198	2.80
Mukodekskoye	—	—	3,409	0.11
Republic of Sakha (Yakutia)	369,860	11.89	744,228	23.93
Kuranakh Group	90,943	2.92	100,496	3.23
Nezhdaninskoye	278,917	8.97	628,636	20.21
Piniginskoye	—	—	15,096	0.49
Amur Region (Bamskoye)	17,911	0.58	108,038	3.47
Bamskoye	17,911	0.58	108,038	3.47
Kazakhstan	54,691	1.76	131,279	4.22
Akzhal, Aksu, Bestobe, Zholymbet, Quartzite Hills, TMO	54,691	1.76	131,279	4.22
Total ore gold	2,379,517	76.51	3,316,494	106.63
Alluvial deposits
Irkutsk Region	44,885	1.44	58,528	1.88
Total alluvial gold	44,885	1.44	58,528	1.88

Total ore and alluvial gold	2,424,519	77.95	3,375,022	108.51

1	Reserves and resources of each deposit are given in full and include reserves and resources attributable to the share of minority shareholders of the companies within Polyus Gold Group.

Licences

The tables below show the periods and main terms of the licences held by the Polyus Gold Group (not including licences held by the KazakhGold Group). The Polyus Gold Group has complied with all of the material terms of the licences.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Exploration and Production Licences

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

Krasnoyarsk region
Blagodatnoye deposit(1)	24.05.2000	01.02.2022	– By 31 December 2008: complete exploration.
			– By 31 December 2011: obtain approval for development project.
			– By 1 June 2012: commence construction.
			– By 1 July 2013: achieve full design capacity.
Kvartsevaya Gora deposit	10.01.2006	31.12.2030	– Undertake geological review over four years from issue of licence.
			– Following expert review of reserves, prepare and duly agree project documentation for extraction and processing.
			– By 2012: achieve full design capacity.
			– Production capacity of gold mine provisionally established at 500 kg per year to be adjusted based on results of calculation of reserves.
Kuzeevsky ore node	27.02.2008	31.12.2033	– By 1 March 2009: prepare, agree and obtain approval for prospecting and evaluation.
			– By 1 June 2009: begin prospecting and evaluation.
			– By 1 March 2011: complete prospecting and evaluation and file geological report.
			– By 1 September 2011: prepare, agree and obtain approval in the prescribed manner for the exploration project.
			– By 1 March 2012: commence exploration.
			– By 1 March 2014: complete exploration and file the prescribed cut-off feasibility study with calculation of reserves.
			– By 1 March 2015: obtain approval for the technical development project in areas with verified reserves.
			– By 1 September 2015: commence construction of mine infrastructure.
			– By 1 September 2016: commissioning of mine.
			– By 1 September 2017: achieve full design capacity.
Verkhnekadrinskaya area	17.08.2010	20.08.2036
– By 20 August 2011: prepare, agree and obtain approval in the prescribed manner for the prospecting and evaluation project on the licence area. The project should get positive opinion from various state expertise, the opinion of the Russian Federal Agency for Subsoil Use or Agency for Subsoil

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

			Use of the Krasnoyarsk.
			– By 20 November 2011: commence prospecting and evaluation works.
			– By 20 August 2013: complete. evaluation on the licence area and file the geological study with calculation of reserves and resources according to P1 and C2 categories.
			– By 20 February 2014 commence exploration project.
			– By 20 February 2016 complete exploration works.
			– By 20 August 2018: commence construction of mine infrastructure.
			– By 20 February 2019: commissioning of mine.
			– By 20 February 2020: achieve full design capacity.
Vangashskaya area	17.08.2010	20.08.2036
– By 20 August 2011: prepare, agree and obtain approval in the prescribed manner for the prospecting and evaluation project on the licence area. The project should get positive opinion from various state expertise, the opinion of the Russian Federal Agency for Subsoil Use or Agency for Subsoil Use of the Krasnoyarsk.

			– By 20 November 2011: commence prospecting and evaluation works.
			– By 20 August 2013: complete evaluation on the licence area and file the geological study with calculation of reserves and resources according to P1 and C2 categories.
			– By 20 February 2014 commence exploration project.
			– By 20 February 2016 complete exploration works.
			– By 20 August 2018: commence construction of mine infrastructure.
			– By 20 February 2019: commissioning of mine.
			– By 20 February 2020: achieve full design capacity.
Panimbinskaya block	01.02.2007	01.11.2029	– By 6 December 2010: undertake geological study of licence area and calculation of reserves.

– As the mineable reserves discovered, prepare, agree and obtain approval in the prescribed manner for the project documentation for the development of the licence area and obtain the positive opinion of the State Ecology Expertise and State Expertise on the Industrial Safety and Resources Protection.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

			– Commissioning of mine to be settled upon reserves state listing.
			– Design capacity is preliminary set as 300 kg of gold per annum and should be amended upon the results of the geological review during the preparation of the feasibility study.
Razdolinskaya block	04.07.2007	01.11.2025	– By 1 October 2006: prepare, agree and obtain approval in the prescribed manner for the project for the geological study of the area and approval by state environmental expert review.
			– By 1 October 2006: begin geological prospecting of licence site.
			– By 1 April 2007: prepare, agree and obtain approval in the prescribed manner for the prospecting project (for known gold occurrences).
			– By 1 October 2009: complete geological prospecting of licence site.
			– By 1 October 2009: complete prospecting for known gold occurrences at the site and file geological report for state expert review of mineral reserves.
			– By 1 April 2010: develop and agree technical design of the mine.
			– By 1 October 2010: commence construction of mine and infrastructure.
			– By 1 October 2011: commissioning of mine with a minimum annual production capacity of 500 kg of gold.
Magadan region
Vostochnaya block	10.07.2007	01.09.2030	– By 1 September 2006: prepare and agree prospecting and evaluation project.
			– By 1 December 2006: commence geological study.
			– By 1 September 2010: complete geological study and file geological report with calculation of gold reserves for state expert review of mineral reserves.
			– By 1 March 2011: prepare and agree exploration project for deposits identified by the geological study.
			– By 1 July 2011: commence exploration.
			– By 1 September 2015: complete exploration.
			– By 1 July 2016: prepare and obtain approval in the prescribed manner for the technical design of a gold extraction facility in areas with proven

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

			reserves.
			– By 1 January 2017: commence construction of mine infrastructure.
			– By 1 January 2019: commissioning of mine with a minimum annual production capacity of 100,000 tonnes of ore.
Degdekanskoye ore field	10.07.2007	01.06.2030	– By 1 June 2006: prepare and agree prospecting and evaluation project.
			– By 1 September 2006: commence geological study.
			– By 1 June 2010: complete geological study.
			– By 1 December 2010: prepare and obtain approval in the prescribed manner for the exploration project.
			– By 1 April 2011: commence exploration.
			– By 1 June 2015: complete exploration and file an exploration report on the gold deposits prepared in the prescribed manner with the state expert review.
			– By 1 April 2016: prepare and agree technical design of a gold extraction facility.
			– By 1 October 2016: commence construction of mine infrastructure.
			– By 1 December 2017: commissioning of mine with a minimum annual production capacity of 500,000 tonnes of ore.
Doroninskoye ore field	04.03.2008	17.02.2033	– By 17 February 2009: prepare and agree prospecting and evaluation project.
			– By 17 May 2009: commence geological study.
			– By 17 May 2011: complete geological study.
			– By 17 November 2011: prepare and obtain approval in the prescribed manner for the exploration project.
			– By 17 February 2012: commence exploration.
			– By 17 February 2014: complete exploration and file an exploration report on the silver deposits prepared in the prescribed manner with the state expert review.
			– By 17 August 2014: prepare and agree technical design of a silver extraction facility.
			– By 17 February 2015: commence construction of mine infrastructure.
			– By 17 February 2017: commissioning of mine.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

Chai-Yurinskaya block	10.05.2006	20.04.2031	– By 20 April 2007: prepare geological study project.
			– By 20 July 2007: begin geological study.
			– By 20 April 2011: complete geological study.
			– By 20 October 2011: prepare and approve exploration project.
			– By 20 April 2016: complete exploration and file an exploration report with the state expert review.
			– By 20 April 2017: complete technical project.
			– By 20 August 2017: begin construction of mine infrastructure.
			– By 20 August 2018: commission mine with a production capacity of not less than 1,000 kg of gold per year.
Amur region
Bamskoye gold ore site	04.02.2008	15.04.2030	– By 15 February 2006: prepare geological study project.
			– By 15 April 2006: commence geological study.
			– By 15 July 2006: prepare exploration project (within the licence area of the Bamskoye deposit).
			– By 31 December 2008: complete the first stage of exploration of the deposit.
			– By 15 April 2009: complete geological study.
			– By 31 July 2010: complete the second stage of exploration at the deposit.
			– By 1 August 2010: prepare and agree technical design.
			– By 15 April 2011: commence construction of mine.
			– By 15 April 2013: commissioning of mine with a minimum annual production capacity of 1 million tonnes of ore.
Apsakanskaya block	01.02.2008	25.05.2032	– By 25 May 2008: prepare geological study project.
			– By 25 August 2008: commence geological study.
			– By 25 May 2011: complete geological study.
			– By 25 November 2011: commence exploration.
			– By 25 May 2013: complete exploration.
			– By 25 May 2014: prepare and agree technical design.
			– By 25 November 2014: commence construction of mine.
			– By 25 May 2015: commence commercial production at mine.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

			– By 25 May 2016: commissioning of mine with a minimum annual production capacity of 300 kg of gold.
Irkutsk region
Chertovo Koryto deposit	20.01.1998	01.01.2020	– By 1 February 2003: submit report with calculation of reserves.
			– Before the works start all the projects are subject to the state ecological expertise.
			– Annual gold production is planned at 5.9 tonnes and may be duly adjusted based on the results of state expert review of reserves and feasibility study.
			– No other terms and conditions regarding timetable or scope of work or production defined.
Pervenets deposit	10.02.2003	01.06.2020	– Not later than 2010: achieve annual production of 50 kg of gold, subsequently in accordance with technical project of the deposit development.
			– Level of production to be defined by annual quota established by the regional administration.
Verninskoye deposit(2)	19.05.2003	01.06.2020	– By 1 January 1999: submit report of calculation of reserves for expert review.
			– Level of production to be defined by annual quota established by the regional administration.
Each of East part of Medvezhy area and West part of Medvezhy area	29.02.2008	25.02.2033	– By 25 February 2009: preparation, approval and endorsement in the prescribed manner of prospecting and evaluation project at the licence site.
			– By 25 May 2009: commence evaluation. Minimum scope of excavation work must include: core drilling – 3000 m per year, mining – 10,000 m3 per year.
			– By 25 February 2011: complete prospecting and evaluation.
			– By 25 February 2012: prepare and duly agree exploration project.
			– By 25 August 2012: commence exploration.
			– By 25 August 2014: complete exploration with calculation of category C1 and C2 mineral reserves for state review.
			– By 25 August 2015: prepare and agree technical project.
			– By 25 February 2016: commence construction of infrastructure.
			– By 25 February 2017: commissioning of mine.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

			– By 25 February 2018: achieve design capacity as per technical project.
			– Within 6 months prior to mining the deposit: prepare mine liquidation project.
Zapadnoye deposit	09.03.2004	01.06.2020	– By 1 January 2000: submit report of calculation of reserves for state expert review.
			– Level of production to be defined by annual quota established by the regional administration.
Mukodek deposit	14.09.2007	01.04.2030	– Approve and agree the geological exploration project not later than 9 months from registration of the licence.
			– Begin field geological exploration work not later than 12 months from registration of the licence.
			– Submit report on prospecting and evaluation not later than 36 months from registration of the licence.
			– Report on calculation of reserves by exploration submitted for state expert review not later than 72 months from registration of the licence.
			– By 2014: start of extraction at the subsoil site.
			– By 2016: mine goes online to full capacity (minimum 850 kg per year).
			– Agreed gold production level (minimum 850 kg per year) approved annually by the regional administration in the form of a quota.
			– After the technical project for the mine development is approved, check the mine allotment boundary.
Smezhny area	07.10.2010	10.10.2035	– By 10 August 2011: prepare geological study project.
			– By 10 October 2011: commence geological study.
			– By 10 October 2014: complete geological study.
			– By 10 April 2015: prepare and approve exploration project.
			– By 10 October 2015: commence exploration.
			– By 10 October 2018: complete exploration.
			– By 10 October 2019: prepare and agree technical design.
			– By 10 April 2020: begin construction of mine infrastructure.
			– By 10 April 2021: commissioning of mine.
			– By 10 April 2022: achieve full design capacity.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

Republic of Sakha (Yakutia) region
Nezhdaninskoye	02.07.2003	27.09.2021	– By 15 July 2008: development of a preliminary production feasibility study.
			– By 31 December 2008: submit cut-off feasibility study with calculation of reserves for state expert review.
			– By 31 December 2012: agree and submit mining project for state expert review.
			– By 31 December 2016: construction and commissioning of mining and processing facility with a minimum production capacity stipulated in the technical project approved by state expert examination.
Piniginskoye gold deposit	24.01.2008	15.02.2027	– By 15 February 2008: finalise preparation and approval of exploration project.
			– By 15 May 2008: begin geological exploration.
			– By 15 February 2012: complete geological exploration (drilling minimum of 2,000 m overall).
			– By 15 February 2013: technical project.
			– By 15 August 2013: commence construction of infrastructure.
			– By 15 February 2014: commission mine with production capacity of not less than 1,000 kg of gold per year.
Chukotka Autonomous region
East Burgakhchanskaya area	11.01.2011	11.01.2036	– By 11 January 2012: prepare geological study project.
			– By 11 April 2012: commence geological study.
			– By 11 January 2016: complete geological study.
			– By 11 July 2016: prepare and approve exploration project.
			– By 11 January 2017: commence exploration.
			– By 11 January 2019: complete exploration.
			– By 11 July 2020: prepare and agree technical design.
			– By 11 January 2021: begin construction of mine infrastructure.
			– By 11 January 2023: commissioning of mine.
			– By 11 January 2024: achieve full design capacity.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

West Burgakhchanskaya area	11.01.2011	11.01.2036	– By 11 January 2012: prepare geological study project.
			– By 11 April 2012: commence geological study.
			– By 11 January 2016: complete geological study.
			– By 11 July 2016: prepare and approve exploration project.
			– By 11 January 2017: commence exploration.
			– By 11 January 2019: complete exploration.
			– By 11 July 2020: prepare and agree technical design.
			– By 11 January 2021: begin construction of mine infrastructure.
			– By 11 January 2023: commissioning of mine.
			– By 11 January 2024: achieve full design capacity.
Central Burgakhchanskaya area	11.01.2011	11.01.2036	– By 11 January 2012: prepare geological study project.
			– By 11 April 2012: commence geological study.
			– By 11 January 2016: complete geological study.
			– By 11 July 2016: prepare and approve exploration project.
			– By 11 January 2017: commence exploration.
			– By 11 January 2019: complete exploration.
			– By 11 July 2020: prepare and agree technical design.
			– By 11 January 2021: begin construction of mine infrastructure.
			– By 11 January 2023: commissioning of mine.
			– By 11 January 2024: achieve full design capacity.

1.	Projected mine life: 2010-2026. The Polyus Gold Group gives the projected mine life for facilities for which a feasibility study has been completed.
2.	Projected mine life: 2008-2024.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Production Licences

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

Krasnoyarsk region
Titimukhta deposit(1)	29.12.2003	31.12.2023	– By 30 September 2007: verification of reserves.
			– By 30 September 2008: approval of development project.
			– By 30 September 2009: commissioning of mine with minimum capacity of 2,000 kg of gold per year.
Tyradinskoye deposit	24.05.2000	01.01.2017	– Commercial mining of deposit.
			– By the end of 2000: develop and duly agree the operational project for ore extraction and processing.
			– File documents showing precise boundary of mining allotment with the Yenisei GosGortekhnadzor.
			– Within one month of obtaining mine allotment certificate submit same together with drawings and related documents to Krasnoyarskprirodresurs to process supplements to licence.
			– 2004: commence commercial ore production at the deposit and gold production.
Olimpiada deposit (incl. Vostochny pit and Zapadny pit)	24.05.2000	31.12.2013	– Extraction of gold from sulphide ores, minimum 10 tonnes per year. – By 2010: increase production capacity up to 2.5 to 3 million tonnes of ore.
Magadan region
Natalka deposit	31.03.2003	31.12.2012	– By 30 November 2007: additional exploration at deposit.
			– By 1 February 2009: obtain approval for development project.
			– By 1 July 2009: sign a special supplementary agreement, which determines volumes of production from 2010.
			– By 30 December 2010: commissioning of first stage of mine – minimum 10 tonnes of gold per year.
Republic of Sakha (Yakutia) region
Each of Delbe, Yuzhnoye, Novoye, Kanavnoye, Yakokutskoye, Dorozhnoye, Bokovoye, Porfirovoye, Severnoye, and Tsentralnoye	25.07.2006	22.10.2012
– Production level to be determined by technical mining project.– Until general project is prepared, carry out mining under agreed mining development plans.– No other terms and conditions regarding timetable or scope of work defined.

Stock pile waste of Kuranakh field	22.12.2009	31.12.2012	– Production level to be determined by technical mining project but no less

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

than 1,250 kg of gold per year.
Nezhdaninskoye (additional vein areas)	02.07.2003	31.12.2013	– From 2008 to 15 July 2008: development of a preliminary production feasibility study.
– By 31 December 2008: submit cut-off feasibility study with calculation of reserves for state expert review.
– By 30 December 2012: agree and submit mining project for state expert review.
– By 31 December 2013: construction and commissioning of mining and processing facility with a minimum production capacity of not less than 100,000 tonnes of ore per year.

1.	Projected mine life: 2009-2022.

Exploration Licences

Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

Magadan region
Omchakskaya exploration area	24.07.2006	20.07.2011	– By 1 September 2006: prepare and duly agree an area prospecting and evaluation project at the licence site.
			– By 1 December 2007: commence geological study.
			– By 1 September 2010: complete geological study and submit prospecting report for state expert review.
Irkutsk region
Illigirskaya area	22.09.2006 (re-registration 08.02.2011)	10.08.2011
– Within 9 months of state registration of the licence: prepare and duly agree prospecting and evaluation project for the licence site (project must be approved by the state expert environmental review).

			– Within 12 months of state registration of the licence: commence geological exploration at the licence site.
			– Geological study of gold ore at the licence site in two stages: prospecting and evaluation.

– Preliminary type and scope of work for both stages of the geological study must include: bulldozer trenches and clearings – 80,000 m3; core drilling – 22,000 m (scope and type of work may be duly adjusted as required following preparation of geological exploration project).

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Each of Zheltuktinskaya area and Upper Kevaktinskaya area
Facility	Term of Licence Registration /re-registration	Expiry	Periods and main terms

Each of Zheltuktinskaya	27.02.2007	20.12.2011	– By 20 December 2007: prepare and agree geological study project.
			– By 20 March 2008: commence geological exploration.
			– By 31 December 2009: complete first stage (of two) of geological study.
			– By 30 November 2011: complete second stage of geological study.
			– After preparation of geological exploration project, scope and type of work may be duly adjusted as required.

Principal Operations

Krasnoyarsk

The Polyus Gold Group’s principal operations in the Krasnoyarsk region are located at the Olimpiada deposit, which, for 2010, accounted for 46% of the Polyus Gold Group’s total gold production (excluding the volumes of gold produced by the KazakhGold Group).

The Polyus Gold Group acquired licences to additional deposits and fields in the Krasnoyarsk region, including the Titimukhta deposit in 2003 and Panimbinskaya exploration area in 2003. The Polyus Gold Group commenced ore mining at the Titimukhta deposit in 2008 and production in 2009, and exploration works at Panimba have been in progress since 2005. Both sites are located close to Olimpiada.

In addition, in 2005, the Polyus Gold Group acquired licences for exploration and subsequent gold production at the Razdolinskaya, Zyryanovskaya and Kvartsevaya Gora exploration areas located in the Krasnoyarsk region and, in 2007, acquired a licence for the Kuzeevskaya field in the Krasnoyarsk region. The Polyus Gold Group has been conducting exploration works since 2006, which Polyus Gold expects to continue into 2010 and beyond. The Polyus Gold Group’s exploration activities for the Razdolinsky project in 2009 included estimation of probable resources and mineralogical research.

In 2000, the Polyus Gold Group obtained state registration of the Blagodatnoye reserves, one of the largest Russian exploration projects in the last 10 years, and in November 2007, the Board approved construction of an open-pit mine to exploit the licence. In 2010 Polyus commissioned the plant with the projected capacity at 6 million tonnes of ore per year. For 2010 the Blagodatnoye mine accounted for 20% of the Polyus Gold Group’s total gold production (excluding the volumes of gold produced by the KazakhGold Group).

Irkutsk

The Polyus Gold Group’s operations in the Irkutsk region comprise various alluvial deposits, from which it derived 15% of its total gold production in 2010 (excluding the volumes of gold produced by the KazakhGold Group), as well as the Zapadnoye hardrock deposit. The Polyus Gold Group mines the alluvial deposits through its subsidiaries, Lenzoloto and CJSC Gold Mining Company Lenzoloto (“ZDK Lenzoloto”), and the Zapadnoye hardrock deposit through its subsidiary LZRK.

The Polyus Gold Group has also acquired licences to additional deposits and fields in that region, including, in 2004, through the acquisition of CJSC Tonoda, the Chertovo Koryto deposit. The Polyus Gold Group conducted exploration works at Chertovo Koryto between 2006 and 2008.

In 2005, the Polyus Gold Group acquired a licence for exploration and subsequent gold production at the Mukodekskaya exploration area, and is currently conducting exploration works. In addition, in 2005, the Polyus Gold Group acquired Pervenets, which holds licences for the Verninskoye and Pervenets deposits located in the Bodaibo district of the Irkutsk region. These two deposits form a single ore field, and Polyus Gold believes that they may provide significant prospects for further increasing its resource base. The Polyus Gold Group is currently conducting exploration works and feasibility studies at Pervenets. The Verninsky project is already under development.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

In addition to its current licences, Polyus Gold believes that its existing operations in Irkutsk may give it a competitive advantage in any future federal auction for the development of Sukhoi Log, which is currently owned by the Russian Federation. Sukhoi Log is one of the largest known gold deposits in the world with estimated reserves of more than 62.8 million troy ounces of gold, according to the Russian classification system (1,952.9 tonnes of gold in total, divided into 1,656.7 tonnes of B+C1+C2 category mineral reserves accessible by open-pit mining and the balance of 296.2 tonnes of C2 category mineral reserves accessible by underground mining). The Zapadnoye deposit is only 1.5 kilometres away from Sukhoi Log, and Polyus Gold believes that its workforce and existing infrastructure could contribute to the development of Sukhoi Log. However, due to uncertainties regarding the Sukhoi Log project, the Polyus Gold Group’s business strategy does not rely on any assumptions regarding the future development of Sukhoi Log.

Magadan

The Polyus Gold Group conducts its operations in the Magadan region through its subsidiary, Matrosov Mine, which holds a licence for the Natalka deposit in the Tenkin district of Magadan.

In 2005, the Polyus Gold Group acquired licences for exploration and subsequent gold production in the Degdekanskaya area and Vostochnaya prospective area. The Vostochnaya prospective area is part of the Tokichanskoye ore field, and is located close to the Degdekanskaya area. The Polyus Gold Group has conducted exploration works since 2006 and these are scheduled to run until 2010. In addition, the Polyus Gold Group received a licence in 2006 for exploration at the Omchakskaya exploration area located in the Magadan region, which is part of the Omchakskoye ore cluster including the Natalka deposit.

In October 2006, the Polyus Gold Group completed the acquisition, through Matrosov Mine, of a 100% interest in LLC GRK BarGold, which holds a licence for geological research, exploration and development of the Chai-Yurinskaya concession area, for USD 7.5 million. The Polyus Gold Group’s prospecting and assessment activities for 2008 in the Chai-Yurinskaya area included continued geochemical work, geophysical operations and drilling and excavation work.

In December 2007, the Polyus Gold Group acquired by auction the right to receive a combined subsoil licence for geological research, exploration and production of bedrock silver and by-product components within the Doroninskaya area in the Magadan region. The Polyus Gold Group commenced exploration works in 2008, which are scheduled to run until the end of 2011.

Republic of Sakha (Yakutia)

In September 2005, the Polyus Gold Group acquired three subsidiaries, Aldanzoloto, YMC and SVMC, through which it conducts its operations in the Yakutia region. In addition to mining operations at the Kuranakh field, the Polyus Gold Group also holds licences for the Nezhdaninskaya field. In November 2006, Aldanzoloto acquired the exploration licence for the Piniginskaya field, and registration of this licence was completed in January 2008.

The Polyus Gold Group commenced exploration work at the field in 2008, where its exploration activities included drilling and excavation work.

Further development of the Kuranakh field requires the widening of the open pits which will result in waste stock being piled next to the open pit. To enable this development, in July 2008 the Polyus Gold Group acquired CJSC Kuranakhzoloto, a licence holder with permission to stock pile waste, for approximately USD 50 million, which was merged into Aldanzoloto in 2009. In 2009, the Polyus Gold Group implemented exploration drilling at the Kuranakh field and completed works on the scoping study and reserves assessment.

Amur

In February 2005, the Polyus Gold Group acquired a licence for exploration and subsequent gold production at the Bamskoye deposit in the Nevachanskaya prospective area in the Amur region. The Polyus Gold Group conducted exploration works there between 2006 and 2007. The Polyus Gold Group’s activities for the Nevachansky project in 2008 included reporting on the prospecting and assessment work being undertaken.

In November 2006, CJSC Polyus acquired the exploration licence for the Apsakanskaya prospecting area, and registration of this licence was completed in February 2008. The Polyus Gold Group plans to commence exploration works in 2011 and complete them in 2013. These works have not yet commenced.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Gold production and refining

The Polyus Gold Group’s gold production primarily comprises the mining and processing of ores at hardrock mines. Its main production facilities are located at the Olimpiada deposit, which contains both mixed type and sulphide ores. The cost of production of oxidised ores is typically less than those of sulphide ores. In addition, the Polyus Gold Group extracts gold from the alluvial deposits of its subsidiary, Lenzoloto. The Polyus Gold Group outsources the refining of the output from both these hardrock and alluvial deposits into gold conforming to the international Good Delivery standard.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

The table below shows the quantities of ore mined and gold produced by the Polyus Gold Group for the periods indicated:

	Year ended 31 December

	2010(1)	2009(1)	2008

ORE MINED (THOUSANDS OF TONNES OR AS NOTED)
Krasnoyarsk/Olimpiada mine
Ore mined
Olimpiada deposit
Oxidised ore	—	—	—
Sulphide ore	9,516	10,603	1,254
Olenye deposit	—	—	261
Total Olimpiada mine	9,516	10,603	1,515
Average gold grade (g/t)
Olimpiada deposit
Oxidised	—	—	—
Sulphide	3.2	3.0	2.6
Olenye deposit	—	—	3.1
Krasnoyarsk/Titimukhta deposit
Ore mined	2,345	1,618	211
Average gold grade (g/t)	2.0	2.1	1.5
Krasnoyarsk/Blagodatnoye deposit
Ore mined	5,563	595	—
Average gold grade (g/t)	2.0	2.2	—
Irkutsk/Zapadnoye mine
Ore mined	435	1,155	950
Average gold grade (g/t)	1.7	1.8	1.8
Irkutsk/Verninskoye deposit
Ore mined	249	384	—
Average gold grade (g/t)	2.3	2.7	—
Yakutia/Kuranakh mine
Ore mined	3,476	3,606	3,899
Average gold grade (g/t)	1.3	1.4	1.4
Magadan/Natalka deposit
Ore mined	30	6	—
Average gold grade (g/t)	1.4	1.9	—
ORE PROCESSED (THOUSANDS OF TONNES OR AS NOTED)
Krasnoyarsk/Olimpiada mine
Ore processed
Oxidised ore	—	—	414
Sulphide ore	7,354	7,398	4,801
Ore from Olenye	—	316	1,408
Mixed ore	23	1,163	—
Total Olimpiada mine	7,377	8,877	6,623
Average gold grade (g/t)
Oxidised ore	—	—	14.6
Sulphide	3.8	3.6	3.9
Ore from Olenye		4.6	6.3
Mixed Ore	6.1	6.2	—
Krasnoyarsk/Titimukhta deposit
Ore processed	1,557	602	—
Average gold grade (g/t)	2.4	2.8	—
Krasnoyarsk/Blagodatnoye deposit
Ore processed	5,363	—	—
Average gold grade (g/t)	2.0	—	—
Irkutsk/Zapadnoye mine
Ore processed	555	505	495
Average gold grade (g/t)	1.8	2.2	2.2
Irkutsk/Pervenets pilot plant
Ore processed	80	—	—
Average gold grade (g/t)	2.2	—	—
Yakutia/Kuranakh mine
Ore processed	3,298	3,463	3,696
Average gold grade (g/t)	1.3	1.4	1.4
Irkutsk/Alluvial deposits
Sand washed (million cubic metres)	8.9	9.0	9.7
Magadan/Natalka pilot plant
Ore processed	38	40	—
Average gold grade (g/t)	1.4	1.5	—

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

	Year ended 31 December

Production of Gold (‘000 troy ounces)	2010	2009	2008

Olimpiada mine	584	839	873
Titimukhta	100	39	—
Blagodatnoye mine	249	—	—
Zapadnoye mine	19	24	24
Alluvial deposits	197	194	181
Pervenets pilot plant	7	—	—
Natalka pilot plant	1	—	—
Kuranakh mine	120	135	144

Total production of gold(2)	1,276	1,231	1,222

1.	Operating results of the Polyus Gold Group for 2009 and 2010 presented in this table do not include the KazakhGold Group results.
2.	Totals might differ from the sum of the components due to rounding adjustments.

In 2010 the Polyus Gold Group mined 21.6 million tonnes of ore as compared to 18.0 million tonnes of ore in 2009 and 6.6 million tonnes of ore in 2008. These increases in the volumes of ore mined the commencement of ore extraction at the Polyus Gold Group’s new projects – Titimukhta, Blagodatnoye and Verninskoye. The Polyus Gold Group processed 18.3 million tonnes of ore in 2010 as compared to 13.5 million tonnes of ore in 2009 and 10.8 million tonnes of ore in 2008. The Polyus Gold Group produced 1,276 million troy ounces of gold in 2010, as compared to 1.231 million troy ounces of gold in 2009 and 1.222 million troy ounces of gold in 2008. Polyus Gold believes that it should be able to increase its current production levels through 2011 as a result of production at the Blagodatnoye mine launched in July 2010 and Titimukhta project launched in April 2009. The Polyus Gold Group’s ability to maintain or increase its current production levels beyond 2011 is likely to depend mainly on the commencement of mining at the Verninskoye and Natalka deposits.

Olimpiada

Olimpiada is a hardrock gold deposit at which the Polyus Gold Group mines and processes mixed type ores and sulphide ores. In 2010, the Olimpiada mine completed processing of oxide ores. In 2010, the Polyus Gold Group produced 584 thousand troy ounces of gold at Olimpiada, comprising 46% of Polyus Gold’s total gold production as compared to 839 thousand troy ounces of gold in 2009, resulting in a 30.4% year-on-year decrease. The reduction in output resulted from the switch to the processing of refractory ores from deep horizons with high pyrrhotine content. The technology recently implemented at the Olimpiada mine showed high sensitivity to variations in material and mineralogical composition of the ore, which required re-adjustments of the production schemes and additional time required to stabilise the technological process, as well as the final stage of the Olimpiada expansion being undertaken simultaneously with ongoing production.

Mining of ores

The Polyus Gold Group extracts ore at Olimpiada through open-pit mining at the Vostochny pit. This pit is 450 metres deep and 1.2 kilometres in diameter. The Polyus Gold Group has also begun to develop a second pit, the Zapadny pit.

The reserves of oxidised ores at the Olimpiada deposit had been fully depleted by the end of 2007, and the Polyus Gold Group has been mining only sulphide ore since that date. In 2010, mining operations on primary sulphide ore at the Vostochny and Zapadny pits of the Olimpiada mine were conducted. A total of 9,516 thousand tonnes of primary sulphide ore with an average gold grade of 3.2 g/t and gold content of 975 thousand troy ounces was mined.

Processing of ores

The Polyus Gold Group transfers the ore it mines at Olimpiada by truck to its processing plant in Olimpiada to recover gold for refinement. The Polyus Gold Group’s main processing facility comprises two extraction plants – Mill No. 2 and Mill No. 3 – for the processing of sulphide ores. The Polyus Gold Group closed Mill No. 1, previously used for processing oxidised ores, in August

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

2008 and modernised it for processing ores from Titimukhta. The modernisation works on Mill No. 1 were completed in 2009.

As a result of the depletion of oxidised ores at Olimpiada, the Polyus Gold Group transferred ore from the Polyus Gold Group’s mining operations at the Olenye deposit to Olimpiada for processing at Mill No. 2 and Mill No. 3. The Polyus Gold Group stopped mining the Olenye deposit in April 2008, although it continued to transfer and process ore from Olenye until the end of 2009. In 2009, ore from the Olenye deposit was depleted.

The average gold grade in the ore under processing, measured in grammes per tonne, was 3.8 in sulphide ores in 2010, compared to 3.6 in 2009.

The Polyus Gold Group processes sulphide ore at Mill No. 2 and Mill No 3. Mill No. 2 was built in 2001. This plant employs a bio-oxidation process – the oxidation of sulphide minerals by bacterial action – rendering the minerals amenable to leach extraction of the metals contained in the ore. This bio-oxidation technology increases the gold recovery rate from sulphide ores by an average of 20-35%, as compared to conventional methods. The Polyus Gold Group’s Mill No. 2 is the first gold processing facility in Russia at which this technology has been used. This plant has an annual capacity of three million tonnes of ore.

Later the Polyus Gold Group constructed a third mill, Mill No. 3, which began operations in 2007. This plant also uses bio-oxidation technology to process sulphide ore, and it has an annual capacity of five million tonnes of ore. Polyus Gold believes that this third plant will enable the Polyus Gold Group to maintain current gold output levels at Olimpiada, since the depletion of oxidised ore reserves should be offset by the increase in the Polyus Gold Group’s capacity to process eight million tonnes of sulphide ores per year.

In 2010, the Polyus Gold Group processed 7.4 million tonnes of sulphide ores at Olimpiada, which is in line with the volume processed in 2009, and an insignificant volume of mixed type ores.

The Polyus Gold Group’s rate of gold recovery from the sulphide ores that the Polyus Gold Group processed at Olimpiada decreased to 66.4% in 2010 from 73.1% in 2009.

Blagodatnoye

The Blagodatnoye deposit is located 26 kilometres north of the Olimpiada mine. The Polyus Gold Group mines the deposit using the open-pit method. The mine’s capacity is six million tonnes of ore per year. With an expected recovery rate of 88.6%, Polyus Gold anticipates the mine’s production will be approximately 412 thousand troy ounces (12.8 tonnes) per year.

The proximity of the Blagodatnoye deposit to the Olimpiada mine has allowed the Polyus Gold Group to use some of its existing and available social, maintenance and warehousing infrastructure when developing the Blagodatnoye deposit. The Polyus Gold Group began construction of the mine in 2007, shortly after approval of the project by the Board. Polyus Gold commissioned the mine in July 2010.

During 2010, the Polyus Group mined 5.6 million tonnes of ore at the Blagodatnoye deposit and processed 5.4 million tonnes of ore with an average gold grade of 2.0 grammes per tonne. In 2010, the Polyus Group produced 249 thousand troy ounces of gold at the Blagodatnoye mine.

Titimukhta

The Titimukhta deposit is located in the Severo-Yeniseysky district, nine kilometres from the Olimpiada mine. During the period from 2004 to 2007, the Polyus Gold Group conducted geological exploration on the deposit, which resulted in an increase in its mineral reserves from 40 tonnes to 83 tonnes of gold in the B+C1+C2 categories of the Russian classification system. Proved and probable reserves estimated in accordance with the JORC Code amount to 2.2 million troy ounces with a gold grade of 3.3 grammes per tonne.

The close proximity of the Titimukhta deposit to the Olimpiada mine allows the Polyus Gold Group to use the Olimpiada mine’s facilities for the development of the Titimukhta deposit. As processing of rich oxidised ore from the Olimpiada deposit ended in 2008, the Polyus Gold Group used the production facility of Mill No. 1 to process Titimukhta ore following its reconstruction. The Polyus Gold Group began reconstructing Mill No. 1 and delivering mining equipment in 2007, together with the construction of the access road to the deposit. The modernisation of Mill No. 1 was completed in November 2008.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

In April 2009, the Titimukhta project was successfully completed and development started. The Polyus Gold Group extracts ore at the Titimukhta deposit through open-pit mining. The mine’s capacity (using the reconstructed Mill No. 1 of the Olimpiada mine) is 2.2 million tonnes of ore per annum. Mill No. 1 was built in 1996 with an annual capacity of 1.5 million tonnes of ore. Following the plant’s modernisation, its capacity increased to 2.2 million tonnes of ore per annum and management believes it should reach full operational capacity by the end of 2010. Polyus Gold expects that the Titimukhta deposit will provide Mill No. 1 with 13 years’ supply of ore.

With a projected recovery rate, the average annual production of gold (assuming the mine reaches full capacity) is expected to reach approximately 130-140 thousand troy ounces (4.0-4.4 tonnes) per year.

During 2010, the Polyus Group mined 2.3 million tonnes of ore at the Titimukhta deposit and processed 1.6 million tonnes of ore with an average gold grade of 2.4 grammes per tonne. In 2010, the Polyus Group produced 100 thousand troy ounces of gold at the Titimukhta deposit.

Lenzoloto, ZDK Lenzoloto and LZRK

The Lenzoloto site is in the Irkutsk Region of Siberia. Its operations comprise alluvial gold mining.

Following an initial restructuring in 2005, Polyus Gold’s subsidiary, Lenzoloto, retained its alluvial gold mining operations, and, in 2010 it produced 197 thousand troy ounces of gold, compared to 194 thousand troy ounces of gold in 2009. The Polyus Gold Group primarily mines these deposits by the use of bulldozers and dredging operations, although the Polyus Gold Group also conducts some overground and underground mining. The cost per unit of gold production of alluvial gold mining at Lenzoloto is higher as compared to its operations at Olimpiada.

In 2010, the Polyus Gold Group produced 19 thousand troy ounces of gold at the Zapadnoye mine. The Polyus Gold Group extracts ore at the Zapadnoye deposit through open-pit mining. The ore is then transported to a cyanide leaching plant for processing. The mining capacity at Zapadnoye currently exceeds the processing capacity of the leaching plant, which has resulted in the ore being stockpiled. Polyus Gold plans to accelerate the development of the Zapadnoye hardrock gold deposit, and to explore new sites to augment the existing ore reserves of LZRK, including the Verninskoye and Pervenets ore field. Polyus Gold has decided to construct a gold processing plant at the Verninskoye ore field.

Aldanzoloto, YMC, SVMC

The Polyus Gold Group’s mining operations in Yakutia, including Aldanzoloto, YMC and SVMC, are primarily conducted by its subsidiary, Aldanzoloto, at the Kuranakh group of deposits through open-pit mining. The Polyus Gold Group acquired Aldanzoloto in September 2005. In 2010, the Polyus Gold Group mined 3.5 million tonnes of ore at the Kuranakh field, with an average gold grade of 1.3 grammes per tonne. In 2009, the Polyus Gold Group mined 3.6 million tonnes of ore at the Kuranakh field, with an average gold grade of 1.39 grammes per tonne. The Polyus Gold Group transports the ore by truck to a central processing plant for recovery into gold using conventional cyanide leaching and resin-in-pulp. Polyus Gold is aiming to raise Kuranakh plant’s capacity to 4.5 million tonnes of ore per annum from an existing capacity of 3.6 million tonnes of ore per annum. Main works on the plant’s modernisation are expected to complete in 2011.

Refining

The Polyus Gold Group outsources the refining of gold that it produces to OJSC Krastcvetmet, which is included by the LBMA in its list of refining companies that meet Good Delivery standards, and, through Aldanzoloto, to the Prioksky refining plant. In addition to OJSC Krastcvetmet, there are five other refining plants in Russia which are included in the LBMA’s list of plants meeting Good Delivery standards. Polyus Gold may consider, in the future, entering into agreements with one or more of these plants.

New Projects

In September 2006, the Polyus Gold Board approved a long-term development strategy for the Polyus Gold Group through 2015 which envisages a more than threefold growth of gold production and a significant growth of the Polyus Gold Group’s mineral resource base. Realisation of this ambitious growth strategy contemplates the construction of several new mining facilities in each of the key regions of the Polyus Gold Group’s operations: Krasnoyarsk, Irkutsk, Yakutia and Magadan. However, Polyus Gold is reviewing its investment and development programme in light

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

of external factors affecting the Russian and global economy, its strategic needs and other factors, and it may reduce the overall size of the programme as a result of its review.

The Polyus Gold Group’s projects are as follows (the costs of which are shown exclusive of VAT):

Matrosov Mine

The Matrosov mine is located at the Natalka deposit. Polyus Gold acquired Matrosov Mine in 2004, and, shortly after that acquisition, the Polyus Gold Group suspended its underground mining operations for economic reasons. The Polyus Gold Group does not currently produce any gold at the Matrosov mine.

In 2004, the Polyus Gold Group began an exploration programme at the Natalka deposit in order to assess the amount of reserves that were available for more profitable open-pit mining. The Polyus Gold Group completed the exploration programme in 2006, and in 2007 Micon International Co. Limited confirmed the results with a reserves audit conducted in accordance with the JORC Code. The audit stated that the Natalka deposit has proved and probable reserves of 40.8 million troy ounces of gold.

Magadan region – construction of a large scale mining facility at the Natalka mine

In 2007, a consortium of international consultants, with Knight Piesold as the lead consultant, embarked on the design work for the new Natalka mine, which Polyus Gold plans to commission in 2013 and which it expects will more than double its current production of gold.

The hard rock Natalka deposit is located in the Tenkinsky district of the Magadan region (390 kilometres north west of Magadan) in the Omchak river basin. The deposit was discovered in 1944 and was developed using the underground mine method. In 2004, the Polyus Gold Group terminated the operation due to the inefficiency of the mining operations there. From 2004 to 2006, the Polyus Gold Group carried out a large scale geological exploration project on the Natalka deposit, which resulted in the state registration of the largest Russian hard rock gold deposit at the time, with B+C1+C2 category reserves of 46.6 million troy ounces (1,449 tonnes), an average gold grade of 1.7 grammes per tonne and a cut-off grade of 0.4 grammes per tonne. In September 2007, Polyus Gold completed an audit of the Natalka deposit in accordance with the JORC Code, which recognised the deposit as one of the three largest known gold deposits in the world at the time. Based on the audit, the total proved and probable reserves amount to 1,271 tonnes or 40.8 million troy ounces with an average gold grade of 1.13 grammes per tonne and a cut-off grade of 0.3 grammes per tonne.

In March 2009, the Board of Directors of Polyus Gold approved an amended development plan for the Natalka deposit.

In December 2010, the Board of Directors of Polyus Gold reviewed the development project of the Natalka deposit and approved the launch of construction of a mining complex at the deposit. The development project envisages the following stages:

•	completing the first stage construction works in the fourth quarter of 2013;

•	reaching full processing capacity of 10 million tonnes of ore per year in 2014;

•	achieving projected gold production of 18.2 tonnes in 2014;

•	achieving gold recovery at a rate of 85.2%; and

•	estimated first stage investments (2010-2013) at RUB 31.5 billion.

Implementation of pre-mining grade control drilling accompanied by mining plan optimization procedures has led to an increase in the average grade of ore supplied to the plant to 2.1 grams per tonne at a 0.8 grams per tonne cut-off grade. An independent audit of the mining plan has been carried out, covering both the audit of the average grade and volumes of ore to be processed. Under the approved development project, the launch of the mining complex at the Natalka deposit is expected to be completed in three stages:

•	Stage One: 10 million tonnes processing capacity per year – in 2014;

•	Stage Two: 20 million tonnes processing capacity per year – in 2016; and

•	Stage Three: 40 million tonnes processing capacity per year – in 2020.

At a processing capacity of 40 MTPA, gold production will amount to approximately 50 tonnes per year.

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Irkutsk region – construction of a mining facility at the Verninskoye deposit

The Polyus Gold Group’s development of the Verninskoye mine began in 2006 with the construction of the camp for the project. In January 2008, the Board approved a feasibility study for the construction of a gold mining facility on the Verninskoye deposit.

The Verninskoye deposit is located in the Bodaibo district of the Irkutsk region, 140 kilometres north of Bodaibo city, close to the Zapadnoye mine. Polyus Gold estimates that the mineral reserves of the deposit amount to 126 tonnes of C1+C2 mineral reserves of gold with a grade of 3.45 grammes per tonne, with probable reserves estimated in accordance with the JORC Code of 1.7 million troy ounces with an average gold grade of 3.0 grammes per tonne.

Polyus Gold plans to commission the new Verninskoye mine in 2011. Polyus Gold expects that the mine capacity will be approximately 2.2 million tonnes of ore per year, with an average annual production of gold of around 183 thousand troy ounces (5.7 tonnes) with a recovery rate of 86.9%. Polyus Gold expects the capital investment in the project will amount to approximately USD 249 million.

Sales

Sales of gold by all companies in the Polyus Gold Group (not including sales of gold by the KazakhGold Group) are made through CJSC Polyus, which acts as its agent. Polyus Gold believes that this centralised sales system improves the pricing terms that the Polyus Gold Group is able to obtain for its products.

The table below shows the Polyus Gold Group’s total sales of gold, including the proportion of domestic and export sales, for the periods indicated (excluding sales of gold by the KazakhGold Group):

	For the year ended 31 December

	2010		2009		2008

	Amount (k ounces)	Percentage of Gold Sales	Amount (k ounces)	Percentage of Gold Sales	Amount (k ounces)	Percentage of Gold Sales

Export	0	0	—	—	—	—
Domestic	1,170	100	1,176	100	1,226	100

Total	1,170		1,176		1,226

The Russian authorities regulate the sale of gold in Russia and sale may only be made to licensed commercial banks or under an export licence obtained from the Russian Ministry of Industry and Trade. Until the end of 2004, the Polyus Gold Group sold all the gold that it produced to the domestic market. In 2005, following its receipt of an export licence in March 2005, the Polyus Gold Group exported a portion of its total output of gold under a one year contract with Credit Suisse for the supply of 482.2 thousand troy ounces (15 tonnes) of gold. The Polyus Gold Group renewed its export licence in 2006, and the Polyus Gold Group signed a new agreement with Credit Suisse in January 2006 for the supply of 321.5 thousand troy ounces (10 tonnes). Under the agreement, the Polyus Gold Group delivered gold bars conforming to Good Delivery standards directly to Credit Suisse’s vault in Switzerland. The Polyus Gold Group reduced its volume of export sales in 2006 and again in 2007. The Polyus Gold Group did not export gold in 2008, 2009 and 2010 due to more favourable contract terms with Russian banks.

The Polyus Gold Group sells gold in its domestic market primarily to Russian commercial banks under one-year-term delivery contracts. The prices for these sales are based on the spot market price (London fixing) at the moment of delivery, although the Polyus Gold Group has typically discounted the prices by an amount which approximates to the purchaser’s overheads for the export of the gold. In general, these discounts have not been significant relative to the global gold price. Payment for gold is made in roubles at the applicable rate of exchange of the rouble and the US dollar, and title to the gold transfers at the warehouse of the refining plant (primarily, the OJSC Krasnoyarsk plant for non-ferrous metals and the Prioksky plant).

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

Although the prices quoted on the international commodities markets determine the price of gold in both the Russian and international markets, there may be some variations in the pricing terms available in those markets as a result of variations in the discounts and premiums that the Polyus Gold Group agrees with its purchasers to reflect transportation, insurance and other costs. In 2007, as indicated, the Polyus Gold Group reduced its volume of export sales under its contract with Credit Suisse in response to improved pricing terms in Russia. In 2008, the Polyus Gold Group sold all of its products to the domestic market. The gradual increase of sales in the domestic market and the reduction of exports are primarily due to more favourable contract terms concluded with Russian banks. Polyus Gold expects that the Polyus Gold Group will continue to adopt a flexible approach to allocation of sales between the domestic and international markets.

Research and Development

The Polyus Gold Group established its research and development centre in 2004 in the city of Krasnoyarsk to support its exploration, mining and ore processing activities. The centre employed 39 researchers and other staff on average throughout 2010. The centre uses technologically advanced instruments, including an atomic-emission spectrometer, a spectrophotometer and an atomic-absorption spectrometer, and comprises the following laboratories:

•	Mineralogical laboratory, which studies ores from the deposits to which the Polyus Gold Group holds licences to optimise exploration, production and ore processing. This laboratory accumulates data on mineral and chemical composition, the structural and textural particularities of bed rocks and ores, the behaviour of ores during processing and gold extraction rates.

•	Laboratory of geomechanics and engineering, which develops technologies for mining, mine engineering and mine construction. Its activities include the study of the physical and technological properties of rocks and soils and the evaluation of the stability of pit benches and walls. This laboratory is developing a proprietary database to record the physical and technological parameters of ores and rocks from the deposits to which the Polyus Gold Group holds licences.

•	Ore-processing laboratory, which is one of the core divisions of the research and development centre. It develops flotation, gravitational enrichment, magnetic separation, concentration, filtration and other technologies for ore processing.

•	Laboratory of hydrometallurgy, which develops complex ore processing technologies and equipment utilizing leaching, absorption, and thermal treatment. This laboratory also develops new absorption chemicals and alternative non-cyanide leaching agents, as well as waste treatment and refinement technologies.

•	Analytical laboratory, which specialises in the evaluation of the gold and precious metal content in ores, ore concentrates and ore treatment products, as well as the development of precise measurement technologies.

In addition, the Polyus Gold Group has a laboratory of pyrometallurgical processes. This laboratory focuses on the development of technologies for thermal ore treatment to minimise the impact on the environment of those operations. The Polyus Gold Group spent approximately USD 4.96 million, USD 1.27 million and USD 2.4 million on research and development in 2008, 2009 and 2010, respectively.

Environmental protection

The Polyus Gold Group has invested in new technologies and equipment to reduce the environmental impact of its operations. The Polyus Gold Group has also implemented a system to monitor its operating sites and the surrounding areas through the observation of air, ground and underground waters and soils in accordance with a planned schedule. In 2008, the Polyus Gold Group began to develop environmental management systems at the Olimpiada mine in accordance with the International Organisation for Standardisation’s standards, specifically ISO:14001:2004.

Cyanide reduction

The Polyus Gold Group’s gold processing operations currently require significant quantities of cyanide-based materials, which potentially present risks to human health and the environment. The Polyus Gold Group is seeking to reduce the use of cyanides in its gold extraction processes through the development of alternative technologies and the implementation of cyanide-free

Back to Contents

  PART VIII   INFORMATION ON POLYUS GOLD

leaching. For example, the new Mill No. 3 at Olimpiada uses only partial cyanide leaching of processed product. In 2007, the Polyus Gold Group tested and implemented new deactivation methods for cyanide wastewater. The results of its ecological monitoring programme indicate that the cyanide-based materials consumed by its operations do not currently have a material adverse impact on the surrounding environment. State environmental regulators have also confirmed this analysis. In 2008, the Polyus Gold Group continued the upgrade of the bio-oxidation technology applied at Mill No. 2 and Mill No. 3 of the Olimpiada mine, which resulted in the further reduction of the quantity of cyanide used.

Rational use of natural resources

The Polyus Gold Group focuses on the rational use of natural resources and raw materials. Raw materials are repeatedly used, where possible, and waste is reclaimed with energy generation. The Polyus Gold Group uses a closed circuit system for the supply of water at all of its production units. In 2008, there was no emergency discharge of polluted water into natural water reservoirs at any of the Polyus Gold Group’s mines.

Protection and rehabilitation of land

The Polyus Gold Group is actively engaged in the reclamation and rehabilitation of disturbed land. For example, in order to reduce the environmental impact of its operations, in 2007 the Polyus Gold Group started the construction of a landfill for the disposal of solid consumer waste and a landfill for industrial waste at the Olimpiada mine, which was completed in 2008.

Waste treatment

Non-toxic waste represents the major part of the waste generated at the Polyus Gold Group’s production facilities and includes waste generated by stripping works, waste generated from the wash-out of sand and other uncontaminated soils, as well as tail pulp waste. Overburden and other unpolluted rock are accumulated and used in the course of reclamation of exhausted land, while tail pulp waste is deposited in the tailing dumps. In order to reduce the environmental impact, in 2007 the Polyus Gold Group decided to implement the dry storage of sorption tailings at Olimpiada mine, as an alternative to the existing dumping of tailings as pulp into a tailing dump. This technique results in a decrease of approximately 250% in the area of the land occupied by tailings’ pulp and minimises the impact of waste on underground water.

Water use and water resource protection

Water is widely used in the technological process and for other purposes by gold production companies. The Polyus Gold Group seeks to ensure rational water use by:

•	monitoring and minimising leakage from water pipelines and heating pipes;

•	reducing fresh water intake for production purposes; and

•	re-circulating its water supply.

Rain water, melt water, drain water and other associated waters are used for technological purposes.

Protection of air, energy efficiency and emission of greenhouse gases

Key sources of atmospheric emissions in gold ore production include drilling and blasting operations and open-pit equipment. The bulk of harmful emissions consists of suspended substances, such as dust, fuel combustion products and incompletely-burned blasting agents, which emit sculpture, nitrogen oxides and carbon monoxide.

To reduce dust levels, open-pit roads and shovel/bulldozer operation areas are watered in the summertime. To reduce gas and dust emissions during blasting, several technologies are used, including using blasting agents with near-zero oxygen balance, blasting the shells with air gaps, neutralizing additives for stemming purposes and spraying blasted rock after each blast. To reduce atmospheric emissions at the ore processing stage, various air purification systems are used, including aspiration systems, battery cyclones, foam gas purifiers and exhaust neutralisers.

Actual emissions of atmospheric pollutants in 2008, 2009 and 2010 throughout the Polyus Gold Group’s projects did not exceed the maximum admissible levels.

Back to Contents

  PART IX

GOLD MINING INDUSTRY OVERVIEW

People have used gold for many centuries to store value, as a form of money, and to produce jewellery. Until recently, many economies used gold as the basis for international monetary standards and KazakhGold believes it remains a popular investment tool. Due to its qualities of malleability, ductility, reflectivity, resistibility to corrosion and excellent thermal and electric conductivity, people also use gold in a wide variety of industrial and medical applications.

Historically, jewellery has been by far the most important market for gold. However, in recent years, as a result of substantial increases in the price of gold, demand from jewellery manufacturers has been decreasing. At the same time, the popularity of gold as an investment target has been increasing substantially in response to the continuing uncertainties in the financial markets. Since 2008, demand for gold has been at record highs. In 2010, investment accounted for 43% of the global demand for gold.

In addition to rings, brooches, necklaces and earrings, people also use gold in the form of gold leaf for decoration and protection and for screen printing (for example directly onto bone china, earthenware, porcelain and glass surfaces). Gold is also the key component for both “liquid gold”, a formulation containing up to 12% gold, which is ideal for decorative applications using brushes and gold pastes used for screen printing.

Gold is also used as a coinage metal. Apart from gold coins, gold ingots and gold bars, gold is available in many forms including pure gold and alloys, such as gold flakes, foil gauzes, grain, powders, sheet, sponges, tubes, wires and even single gold crystals.

In recent years, gold catalysts have become increasingly useful in the chemical industry. Many other gold compounds, including neutral gold halides, aurates, gold cyanides, gold oxides, phosphine gold complexes, gold hydroxides and gold nitrates, are available to industrial users. Chloroauric acid, which contains gold, is used in photography for toning silver images.

Finally, gold is a useful metal for use in electronics owing to its inert nature and other physical properties. For example, people use gold for electrical contacts, bonding wire, solder alloys and electroplating. Gold is also a useful brazing material, and manufacturers use it for coating space satellites, since it is reflects infrared light well and is inert.

As an alloy, gold is used extensively for dentistry in gold teeth, dental attachments, inserts and solders and is used increasingly for medical implants in eyes and ears, as well as many other medically useful wires, tubes, sheets, and foils. Disodium aurothiomalate, a compound containing gold, is administered (intramuscular) as a treatment for arthritis.

KazakhGold believes that, because of its historically high value, the bulk of the gold mined throughout history is still in circulation today in one form or another.

Gold Production

Gold deposits are located throughout the world. In 2010, the global gold production, according to the World Gold Council, grew to 2,659 tonnes, an increase of 3% from 2009 levels. Australia accounted for most of this increase in global gold production, due to enhanced capacity of the Boddington mine; followed by Argentina, due to production growth at Veladero; the United States, due to the start of operations on the new Cortez Hills deposit; and China. China maintained its pre-eminent position in the world in 2010 in terms of gold production, increasing output by 8% to 351 tonnes. Indonesia suffered the most profound production decline in its gold production in 2010, due to reduced operations at the Grasberg mine, the world’s largest mine and Peru also suffered significant declines mainly due to a drop in production at the Yanacocha deposit.

In 2010, Russia retained its position as one of the world’s top five gold mining industries. According to data published by the Russian Union of Gold Miners, gold production was 203 tonnes, approximately the same as 2009 levels.

Supply and Demand

In addition to freshly mined metal, the movement of above-ground stocks of bullion provides a significant contribution to total supply. Substantial reserves of gold are held by central banks, as well as private financial institutions, industrial organisations and private individuals and any decision to sell such reserves may significantly increase the supply of gold. The risk of an excess of supply

Back to Contents

  PART IX   GOLD MINING INDUSTRY OVERVIEW

has been mitigated to some extent by the Central Bank Gold Agreement (“CBGA”) that the European Central Bank and 18 other central banks renewed in September 2009. The CBGA sets a limit on gold sales by those central banks for a term of 5 years, with a preliminary agreement to review the terms of the CBGA after the expiry of that term. In addition to these reserves of gold, a significant proportion of gold supply is derived from scrap.

In 2010, global gold supply amounted to 4,108 tonnes, which is only 2% higher than in 2009. The rise came from the increase in new metal production. In addition the reduced use of de-hedging, which involves the repurchase by producers of gold that they had previously hedged in response to growing gold prices, increased the supply by 136 tonnes.

Another important source of the world’s gold supply is scrap. As a result of record high gold prices, supply of gold from scrap has increased considerably during the last two years. In 2010, supply of scrap metal amounted to 1,653 tonnes and continues to grow, mainly in the western markets.

The central banks and the International Monetary Fund have been another traditional source of gold supply in the global market. However, recently purchases of gold by the official sector have surpassed sales. European banks sold only 136 tonnes of gold in 2010 under the CBGA, whereas the limit permitted for sale was 400 tonnes. The CBGA is intended to stabilize the world’s gold prices and mitigate the risk of excess supply by limiting bullion sales by European central banks. The most recent iteration of the CBGA, which covers a five-year period, was signed on 27 September 2009 by the European Central Bank and the central banks of 18 other European nations. The principal seller of gold bullion in 2010 was the IMF, which completed the sale of 403 tonnes of gold in 2010, of which 222 tonnes were sold to the central banks of India, Sri-Lanka, Bangladesh and Mauritius and 181 tonnes were sold in the market.

Demand for gold from other industry sectors increased by 12% from 2009 levels to 420 tonnes in 2010, mainly due to the renewed demand from the electronics industry to the pre-economic-crisis level. The most significant increase in demand was observed in the markets of China, Singapore and Germany.

The official sector also contributes to increases in demand for gold. According to the World Gold Council, in 2010 metal purchases for replenishment of state reserves surpassed sales by 87 tonnes, creating additional pressure on the gold market. The largest purchases of gold were made by the Bank of Russia and the Central Banks of Thailand, Bangladesh, Venezuela and Philippines.

The investment demand for gold includes the demand for gold bullion, coins, medals and “gold” financial instruments (such as traded index funds and exchange traded funds). In 2010, investment demand was extremely high for a second consecutive year at 1,629 tonnes. This level was 14% below the previous year level. Gold bullion and coins enjoyed special popularity in 2010. According to the World Gold Council, investments in these assets increased by 34% and amounted to 995 tonnes. India had the highest demand for gold bullion and gold coins as well as for gold for jewelery.

In 2010, China showed an unprecedented growth in overall investment in gold with an increase of 70% from the previous year, becoming the largest market of investments in gold, and exceeding both the United States and Germany. The driving forces behind investments in gold included public concerns about inflation, low yield on alternative investments (negative real interest rate on deposits, slow growth of the stock market) and expectations of further price growth. Among the western economies, the highest demand was demonstrated by the United States, due to inflationary expectations as a result of relaxation of monetary policy. The largest European consumers of gold were Germany and Switzerland. This reflects investor concerns over the issue of EU countries sovereign debt and uncertainty about the future economic growth of these countries.

Demand from exchange traded funds and other financial instruments linked to the gold price dropped significantly from 617 tonnes in 2009 to 338 tonnes in 2010. Despite the fact that the aggregate gold reserves of these funds achieved their maximum capacity in 2010, the growth rate of investments in exchange traded funds and similar funds slowed down significantly. At the year end, investors started to extract their profits exchange traded funds began to make significant investments.

Pricing and Trading

In 2010, the gold price continued to increase for the ninth consecutive year, reaching new records. Average PM London fixing amounted to USD 1,224.5 per ounce, showing a 26% increase,

Back to Contents

  PART IX   GOLD MINING INDUSTRY OVERVIEW

compared to the previous year’s average fixing. Major growth factors were investment demand and a recovery in the demand for gold for jewellery.

In 2010, two surges in the price of gold were recorded. The first began in February and lasted until the end of June, and the second began in August and lasted until November. In the first half of the year the major driver of the growth in the gold price was the sovereign debt crisis in the Eurozone countries, as well as inflation concerns relating to the easing of the monetary policy in the United States and doubts concerning the stability of the stock market. The “quantitative easing” policy of the US Federal Reserve caused the dollar to devalue in the second half of the year. Moreover, the easing of the monetary policy in Japan, as well as the Irish debt crisis also contributed to gold being seen increasingly as a solid and desirable investment target. Growing demand from the official sector including central banks and the IMF also played an important part in stimulating the increase in the gold price.

The gold price on the London market (PM fixing) reached its highest level on 9 November 2010 at USD 1,421, exceeding the 2009 peak by 17%.

London is the world’s largest pool of gold liquidity with trading conducted primarily via an over-the-counter format in 400 troy ounce gold bars with a purity of 9,950 parts per 10,000 or higher. The LBMA fixes the gold price twice daily in London (at 10:30 a.m. and 3:00 p.m.) using prices derived from five fixing members of the LBMA. These price fixings are used as a key indicator for gold market participants around the world. Leading gold futures markets are the COMEX in New York and TOCOM in Tokyo.

KazakhGold expects the key drivers of gold prices in 2010 to continue to be the unstable and weak world financial and commodity markets, the liquidity crisis, uncertainty about the world banking system and hard currency fluctuations, reduced world gold output, depleted gold ore reserves, demand from investors and increased geopolitical tension.

Gold mining in Kazakhstan

The largest reserves of gold in Kazakhstan are located in eastern and northern Kazakhstan. The table below presents the geographic distribution of the deposits with the largest reserves:

Region	Name of the Deposit

Eastern Kazakhstan	Bakyrchik, Bolshevik, Akzhal, Kaskabulak, Vasilyevskiy, Ridder-Sokolnoye, Suzdalskoye, Zherek, Zhanan, Sekizovskoye, Mizek, Central Mukur, Tserlovka, Karchiga
Central Kazakhstan	Uschoky, Yenbekshi, Pustynnoye, Maikain, Naimanjal, Akshatau
Northern Kazakhstan	Aksu, Quartzite Hills, Zholymbet, Bestobe, Vasilkovskoye, Kyzylsorskoe, Southern Karaultube, Uzboi, Shirotnaya, Symbat, Komarovskoye, Elevatornoye, Akkarginskoye, Varvarinskoye, Zhetykarinskoye
Western Kazakhstan	Yubileynoye
Southern Kazakhstan	Akbakay Group deposits (Akbakay, Beskempyr, Aksakal, Karyernoye), Aksakal-Beskempyr, Mynaral, Zharkulak, Karamurun, Arkharly, Kumysty

Gold is mined in Kazakhstan not only at gold ore deposits, but also at complex deposits, which are mined primarily to extract other metals, such as zinc or copper, and where gold is subsequently extracted as a co-product of the non-ferrous metals production process.

At present, approximately 100 companies have a licence or a subsoil contract for developing gold deposits in Kazakhstan but, of these, only 35 produce gold. The largest producers of gold in Kazakhstan at present are JSC Kazzinc, where gold is extracted as a product of zinc production, and TOO Kazakhmys Corporation, where gold is extracted as a product of copper production. The next largest gold mining companies in Kazakhstan by tonnage of gold reserves are JSC Vasilkovskoye Zoloto and Ivanhoe Mines Ltd.

OJSC Vasilkovskoye Zoloto, a joint venture between Floodgate Holding, a Dutch gold mining company, and the Kazakh government, has rights to the Vasilkovskoye gold deposit, located in the Kokshetau district of the Akmola region, 17 kilometres north-west of the city of Kokshetau.

Back to Contents

  PART IX   GOLD MINING INDUSTRY OVERVIEW

Ivanhoe Mines Ltd has a 70% interest in the Bakyrchik gold deposit, located in north-eastern Kazakhstan approximately 100 kilometres from the city of Semipalatinsk. No large-scale development of this deposit has been undertaken to date.

Overview of the Gold Mining Environment in Russia

According to the Russian Union of Gold Miners, total mining and production (including by-products and secondary products) decreased by 1% in 2010 from 2009 levels, amounting to 6.5 million troy ounces (203 tonnes). The amount of gold produced by the Polyus Gold Group represented approximately 20% of the total Russian output in 2010.

Back to Contents

  PART X

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

KazakhGold

The table below shows KazakhGold’s historical consolidated financial information as at and for the years ended 31 December 2010, 2009 and 2008. The historical consolidated financial information as at and for the years ended 31 December 2008, 2009 and 2010 has been derived from the audited consolidated financial statements as of and for the years ended 31 December 2009 and 2010 incorporated by reference in this Prospectus.

As disclosed elsewhere in this Prospectus, in connection with the preparation of the audited consolidated financial statements as at and for the year ended 31 December 2009, KazakhGold restated the corresponding 2008 information included in such 2009 consolidated financial statements for material identified errors, changes in accounting policies and reclassifications. As a result of this restatement, the corresponding information for 2008 included in the audited consolidated financial statements as at and for the year ended 31 December 2009 are not comparable in all respects to the consolidated financial statements for the year ended 31 December 2008. The 2008 financial information presented throughout this Prospectus has been derived from the corresponding 2008 information included in the audited consolidated financial statements for the year ended 31 December 2009 incorporated by reference in this Prospectus and not the previously published 2008 consolidated financial statements. The 2008 restated selected financial information below is unaudited.

On 25 June 2010, KazakhGold, Kazakhaltyn and Jenington commenced proceedings against five former directors of KazakhGold, Gold Lion and Hawkinson Capital Inc. alleging, among other things, that the defendants had misappropriated funds intended for capital expenditures and overstated gold sales and production information in 2008 and 2007. These claims were settled as part of the sale of the KazakhGold Operating Subsidiaries to AltynGroup. See “Part VI – Information on the Sale of the KazakhGold Operating Subsidiaries”. Based on the information available to it to date, the Board of KazakhGold believes that the effect of the misappropriation of the funds intended for capital expenditures has been reflected in the restatements of the 2008 unaudited consolidated financial information contained in the 2009 audited consolidated financial statements of the KazakhGold Group, and that the restated gold sales revenue for 2008 reflects the adjustments required to account for the overstatement of gold sales that KazakhGold alleges to have been made during that period.

The consolidated financial statements have been prepared in accordance with IFRS. Although the consolidated financial position and results of operations are presented in U.S. dollars, the presentation currency under IFRS, investors should not construe those translations as a representation that those amounts could be converted from one currency to another at any particular rate or at all.

The selected financial data should be read in conjunction with KazakhGold’s Management Report for 2010 and the consolidated financial statements of KazakhGold, including the notes to those financial statements, incorporated by reference in this Prospectus. See “Part XI – Documents Incorporated by Reference”.

	For the year ended 31 December

	2010	2009	2008
			(Unaudited	)

	(In thousands of US dollars, except for per share amounts)
Consolidated statement of operations data
Gold sales	114,448	58,434	54,262
Other sales	1,246	1,943	—

Total revenue	115,694	60,377	54,262

Back to Contents

	For the year ended 31 December

	2010	2009	2008
			(Unaudited )

	(In thousands of US dollars, except for per share amounts)
Cost of gold sales	(76,997)	(57,296)	(71,304)
Cost of other sales	(3,306)	(2,846)	—

Gross profit/(loss)	35,391	235	(17,042)
Selling, general and administrative expenses	(24,260)	(39,746)	(28,595)
Other expenses, net	(35,230)	(32,621)	(204,254)
Finance costs	(32,929)	(31,841)	(25,285)
Income from investments	—	7,509	—
Foreign exchange gain/(loss), net	1,086	(45,927)	452

Loss before income tax	(55,942)	(149,900)	(267,215)
Income tax (expense)/benefit	(1,329)	6,161	10,200

Loss for the year	(57,271)	(143,739)	(257,015)

Basic and diluted loss per share attributable to shareholders of the parent company for the year (US dollars)	(0.66)	(2.70)	(4.89)
Consolidated cash flow data
Net cash used in operating activities	(43,886)	(48,987)	(185,560)
Net cash used in investing activities	(33,548)	(7,372)	(21,478)
Net cash generated from financing activities	82,899	47,642	58,157
Net increase/(decrease) in cash and cash equivalents	5,465	(8,717)	(148,881)
Effect of translation to presentation currency on cash and cash equivalents	28	(1,718)	2,562

	As at 31 December

	2010	2009	2008
			(Unaudited	)

	(In thousands of US dollars, except for per share amounts)
Consolidated statement of financial position
Cash and cash equivalents	8,162	3,531	13,966
Total assets	241,726	225,753	301,752
Non-current borrowings	24,155	20,812	203,272
Current borrowings	249,310	257,816	41,306
Total liabilities	330,287	352,923	322,969
Total equity	(88,561)	(127,170)	(21,217)

Polyus Gold

The table below shows Polyus Gold’s historical consolidated financial information as at and for the years ended 31 December 2010, 2009 and 2008. Financial information as at and for the years ended 31 December 2010, 2009 and 2008 has been derived from the audited consolidated financial statements of Polyus Gold incorporated by reference in this Prospectus, which were prepared in accordance with IFRS. Although the consolidated financial position and results of operations are presented in U.S. dollars, the presentation currency under IFRS, investors should not construe those translations as a representation that those amounts could be converted from one currency to another at any particular rate or at all.

Back to Contents

	For the year ended 31 December

	2010	2009	2008

	(In thousands of US dollars, except for per share amounts)
Consolidated statement of operations
Gold sales	1,711,298	1,199,088	1,062,331
Other sales	37,506	26,136	24,987

Total revenue	1,748,804	1,225,224	1,087,318

Cost of gold sales	(895,555)	(575,122)	(558,118)
Cost of other sales	(33,424)	(25,541)	(25,061)

Gross profit	819,825	624,561	504,139
Selling, general and administrative expenses	(194,549)	(155,012)	(134,960)
Research and exploration expenses	(2,412)	(1,265)	(4,959)
Other expenses, net	(75,864)	(32,955)	(17,056)
Finance costs	(42,717)	(18,870)	(4,417)
(Loss)/income from investments	(23,711)	14,197	(217,591)
Foreign exchange gain/(loss), net	765	1,364	(2,685)

Profit before income tax	481,337	432,020	122,471
Income tax	(124,840)	(108,810)	(62,110)

Profit for the year	356,497	323,183	60,361

Attributable to:
Shareholders of the parent company	332,169	321,604	51,507
Non-controlling interest	24,328	1,579	8,854
Basic and diluted earnings per share (US cents)	185	180	29
Consolidated cash flow data
Net cash generated from operating activities	445,307	343,100	192,233
Net cash (used in)/generated from investing activities	(171,114)	(516,065)	70,886
Net cash used in financing activities	(110,983)	(56,698)	(43,588)
Net increase/(decrease) in cash and cash equivalents	163,210	(229,663)	219,531
Effect of translation to presentation currency on cash and cash equivalents	(9,665)	4,197	(46,879)

	As at 31 December

	2010	2009	2008

	(In thousands of US dollars, except for per share amounts)
Consolidated statement of financial position
Cash and cash equivalents	326,905	173,360	398,826
Total assets	4,004,174	3,790,879	3,078,862
Non-current borrowings	29,686	26,394	—
Current borrowings	173,762	173,437	—
Total liabilities	763,643	649,908	284,321
Total equity	3,240,531	3,140,971	2,794,541

Back to Contents

PART XI

DOCUMENTS INCORPORATED BY REFERENCE

Information on KazakhGold

The following information for KazakhGold included in the documents referred to below, which are available at www.kazakhgold.com, is incorporated by reference to this Part XI:

Information incorporated by reference	Reference document	Page in the reference document

Financial Statements 2010	KazakhGold Group Limited Consolidated Financial Statements as of and for the year ended 31 December 2010	1-41
Auditors Report for the year ended 31 December 2010	KazakhGold Group Limited Consolidated Financial Statements as of and for the year ended 31 December 2010	2-3
Management Report (Management’s discussion and analysis of the financial condition and results of operations) for 2010	KazakhGold Management Report 2010	1-21
Financial Statements 2009	KazakhGold Group Limited Consolidated Financial Statements as of and for the year ended 31 December 2009	1-49
Auditors Report for the year ended 31 December 2009	KazakhGold Group Limited Consolidated Financial Statements as of and for the year ended 31 December 2009	2-3
Financial Statements 2008	KazakhGold Group Limited Consolidated Financial Statements as of and for the year ended 31 December 2008	26-80
Management Report (Management’s discussion and analysis of the financial condition and results of operation) for 2009 and 2008	KazakhGold Management Report for 2008 and 2009	1-20
KazakhGold Group Products and Sales 2008	KazakhGold Prospectus published on 2 July 2010	54-56

The information included in the documents referred to above that is not incorporated by reference is either not relevant or is covered elsewhere in this Prospectus.

The audited consolidated financial statements of KazakhGold as at and for the years ended 31 December 2009 and 2010 have been audited by ZAO Deloitte & Touche CIS. The audited consolidated financial statements of KazakhGold as at and for the year ended 31 December 2008 has been audited by BDO Stoy Hayward LLP.

Back to Contents

PART XI  DOCUMENTS INCORPORATE BY REFERENCE

Information on Polyus Gold

The following information for Polyus Gold included in the documents referred to below, which are available at www.polyusgold.com, is incorporated by reference to this Part XI:

Information incorporated by reference	Reference document	Page in the reference document

Financial Statements 2010	Polyus Gold Consolidated Financial Statements as of and for the year ended 31 December 2010	1-50
Auditors Report for the year ended 31 December 2010	Polyus Gold Consolidated Financial Statements as of and for the year ended 31 December 2010	2-3
Management report (Management’s discussion and analysis of the financial condition and results of operations) for 2010	Polyus Gold Management Report 2010	1-35
Financial Statements 2009	Polyus Gold Consolidated Financial Statements as of and for the year ended 31 December 2009	1-56
Auditors Report for the year ended 31 December 2009	Polyus Gold Consolidated Financial Statements as of and for the year ended 31 December 2009	2-3
Management report (Management’s discussion and analysis of the financial condition and results of operations) for 2009	Polyus Gold Management Report 2009	1-38
Financial Statements 2008	Polyus Gold Consolidated Financial Statements as of and for the year ended 31 December 2008	1-44
Auditors Report for the year ended 31 December 2008	Polyus Gold Consolidated Financial Statements as of and for the year ended 31 December 2008	2-3
Management report (Management’s discussion and analysis of the financial condition and results of operations) for 2008	Polyus Gold Management Report 2008	1-25

The information included in the documents referred to above that is not incorporated by reference is either not relevant or is covered elsewhere in this Prospectus.

Back to Contents

 PART XII

REGULATORY MATTERS

The Code on Takeovers and Mergers

The Panel is the regulatory body which publishes and administers the Code, which applies to, among others, all public companies resident in the UK, the Channel Islands or the Isle of Man if any of their securities are admitted to trading on a regulated market in the UK or any stock exchange in the Channel Islands or the Isle of Man. KazakhGold is subject to the Code.

The Code includes the following mandatory bid obligation in Rule 9:

•	any person who acquires shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more of the voting rights of a company; and

•	any person who holds (together with persons acting in concert with him) not less than 30% but not more than 50% of the voting rights of a company and such person (or any person acting in concert with him) acquires additional shares which increases his percentage of voting rights, is, except with the consent of the Panel, required to make a general offer in cash to all shareholders of that company for the remaining issued shares not then owned by him (or persons deemed under the Code to be acting in concert with him) at not less than the highest price paid by him for ordinary shares within the previous 12 months.

Subsoil Use Regulations

General

Prior to the Transactions, KazakhGold conducted the majority of its mining operations in Kazakhstan. The following is a summary of mining regulations in the Republic of Kazakhstan.

In Kazakhstan, all subsoil reserves are owned by the State in accordance with the Constitution of the Republic of Kazakhstan. The State ensures access to the subsoil on the terms, conditions and within the limits as provided for by the Kazakhstan Subsoil Law. Unless otherwise stipulated by Kazakhstan laws and subsoil use contracts, mineral raw materials are owned by the subsoil user under a right of ownership (except for a State-owned enterprise). The Competent Authority on behalf of the State grants exploration and production rights.

The Competent Authority

The Competent Authority with respect to KazakhGold’s activities is the Ministry of Industry and New Technologies (the “MINT”). The Competent Authority is the central executive agency, from time to time designated by the Government of Kazakhstan to act on behalf of Kazakhstan to exercise rights relating to the execution and performance of subsoil use contracts, except for contracts for exploration and production of commonly occurring minerals. Until recently this agency was the Ministry of Energy and Mineral Resources of Kazakhstan (the “MEMR”), which under the Presidential Decree dated 12 March 2010 was reorganised into the Ministry of Oil and Gas (the “MOG”) for regulating the oil and gas industry. Part of former MEMR’s functions and competencies in the area of electoenergy, mining and atomic industries were passed to the MINT.

Subsoil use rights are granted for a determinable period but may be extended before the expiration of the applicable contract and licence (if permitted) subject to certain limitations and conditions. Subsoil use rights may be terminated by the Competent Authority if, among other things, subsoil users do not comply with their contractual obligations including, among others, meeting minimum work program requirements, payment of royalties and taxes to the Government and the compliance with other subsoil use, environmental and safety requirements.

Prior to August 1999, subsoil use rights for hydrocarbons and mining sector operations were established by the grant of a licence and the signing of a subsoil use contract. In August 1999, the Government, in an attempt to simplify the procedure, abolished this two-tier process. Subsoil use rights are now provided only on the basis of a subsoil use contract, and no licence is required.

Regulation of subsoil use rights

There have been four main phases of subsoil use regulation in Kazakhstan:

•	from Kazakhstan’s independence in 1991 to August 1994;

Back to Contents

PART XII  REGULATORY MATTERS

•	the licensing-contractual regime from August 1994 to August 1999;

•	the contractual regime, which commenced in August 1999 and was regulated by the Old Kazakhstan Subsoil Law (as defined and described in more detail below), as amended from time to time; and

•	the present regulation of activities in the oil and gas sector by the New Kazakhstan Subsoil Law, hereinafter referred to as the Kazakhstan Subsoil Use Law, recently adopted in June 2010.

The Old Kazakhstan Subsoil Law and the 1999 Amendments

The legal framework that formerly regulated activities of subsoil users in Kazakhstan was established with the adoption of the Kazakhstan Law No. 2350 “On Oil” on 28 June 1995 (the “Oil Law”) and the Kazakhstan Law No. 2828 “On Subsoil and Subsoil Use” on 27 January 1996 (the “Old Kazakhstan Subsoil Law”). In August 1999, the Old Kazakhstan Subsoil Law was amended by Law No. 467-1 “Concerning the Introduction of Amendments and Additions to Several Legislative Acts on the Subsoil and Petroleum Operations in the Republic of Kazakhstan” (the “1999 Amendments”). The 1999 Amendments simplified the process of obtaining subsoil use rights by allowing the Competent Authority to grant these rights contractually, without first having to issue a licence (which was required under the previous regulatory framework).

The 2004-2005 Amendments to the Old Kazakhstan Subsoil Law

The Old Kazakhstan Subsoil Law was further amended by the Law No. 2-III on “Introduction of Amendments and Additions to Certain Legal Acts on Subsoil Use and Petroleum Operations” dated 1 December 2004 and Law No. 79-3 on “Introduction of Amendments and Additions to Certain Legal Acts on Subsoil Use and Performance of Petroleum Operations in Kazakhstan” dated 14 October 2005 (the “2004-2005 Amendments”). The 2004-2005 Amendments provided a pre-emptive right to the State in connection with any transfer of subsoil use and/or shares or participation interests in subsoil users and/or any transfer of the shares or participation interests in a legal entity which can, directly or indirectly, affect or determine decisions of another legal entity with subsoil use rights, if the core business of the controlling entity is related to subsoil use in Kazakhstan (the “State’s Pre-Emptive Right”). This gave the State a right of first refusal in respect of any such transfers on terms “no worse than those offered by other prospective purchasers”. The 2004-2005 Amendments also created a regulatory regime to enable subsoil users to pledge their subsoil use rights.

The 2007 Amendments to the Old Kazakhstan Subsoil Law

In October 2007, Kazakhstan adopted new legislation amending the Old Subsoil Law (the “2007 Amendments”). The 2007 Amendments came into force as of 3 November 2007. The 2007 Amendments introduced a concept of so-called “strategic deposits”, the list of which was approved by the Competent Authority on 13 August 2009. The revisions provided the Government with the right to reconsider terms of subsoil use contract and to demand: (i) amendments and/or additions to subsoil use contracts in circumstances where the activities of the subsoil user in “strategic deposits” lead to material changes in the economic interests of the state, which threaten national security; and (ii) termination of subsoil use contracts if the parties fail to sign the respective amendments and/or additions to a subsoil use contract within six months from the date, when an agreement was reached with the Competent Authority to amend the contract to restore the economic interests of the State.

Kazakhstan Subsoil Law

The new Republic of Kazakhstan Law “On Subsoil and Subsoil Use” (No. 291-IV, dated 24 June 2010, effective as of 6 July 2010) (the “New Kazakhstan Subsoil Law”) replaced two major laws governing relations of the State and subsoil users – the Old Kazakhstan Subsoil Law and the Oil Law, which replicated most of the provisions of the Old Kazakhstan Subsoil Law. Adoption of the New Kazakhstan Subsoil Law was aimed at, among other issues: (i) consolidating the existing overlapping laws and regulations related to subsoil and subsoil use, including those in the sphere of oil and gas; and (ii) clarifying areas of uncertainty by adding more procedures (specifically related to obtaining various consents/approvals/waivers from the Competent Authority).

Under the New Kazakhstan Subsoil Law, the subsoil use rights shall be granted following a tender process with a number of exceptions. Subsoil use rights may be held by Kazakh and foreign individuals and legal entities. Subsoil users are guaranteed that their rights will be protected in

Back to Contents

PART XII  REGULATORY MATTERS

accordance with Kazakhstan legislation. Such guarantees will not apply to changes in Kazakhstan legislation in the areas of national security, defence capabilities, environmental protection, health, taxation and customs regulation. Any amendments and additions to legislation that worsen the results of a subsoil user’s business activities under subsoil use contracts shall not apply to subsoil use contracts that were concluded prior to such amendments and additions.

The State rights listed below were transferred from the Old Kazakhstan Subsoil Law to the New Kazakhstan Subsoil Law.

Pre-emptive Right to Acquire Minerals

The State has a priority right over other parties to acquire a subsoil user’s minerals at prices not exceeding those applied by the subsoil user in transactions related to the relevant minerals which prevail on the date of any relevant transaction, minus transportation and selling costs.

Right to Requisition Minerals

In the event of martial law or a state of emergency, the Government may requisition some or all of the minerals owned by a subsoil user. The requisition may be in any amount necessary to cover the needs of the State during the entire period of martial law or the state of emergency. Minerals may be requisitioned from any subsoil user regardless of the form of ownership. The State will pay compensation for requisitioned minerals either by payment in kind or by paying their monetary value, to a foreign subsoil user in freely convertible currency and to a domestic subsoil user in the national currency, at prices not exceeding those applied by subsoil users in transactions related to the relevant minerals which prevail on the date of requisition, minus transportation and selling costs.

The State’s Pre-Emptive Right

The New Kazakhstan Subsoil Law differentiates between subsoil use rights and the objects related to the subsoil use rights (the “Objects”), which are participatory interests (shares, securities confirming title to shares, securities convertible into shares) in a legal entity holding the subsoil use right, as well as a legal entity which may directly and/or indirectly determine and/or influence decisions adopted by a subsoil user (the “Controlling Legal Entity”), if the principal activity of such Controlling Legal Entity is related to subsoil use in the Republic of Kazakhstan.

The concept of the State’s Pre-Emptive Right was transferred from Article 71 of the Old Kazakhstan Subsoil Law to Article 12 of the New Kazakhstan Subsoil Law for both the subsoil use rights and the Objects. The State’s Pre-Emptive Right applies retroactively to all existing contracts, as well as prospectively to future contracts.

With certain limited exemptions discussed in “– The Right to Grant Consents for Transfer of Subsoil Use Rights and Objects Related to Subsoil Use Rights”, the State’s waiver of its Pre-Emptive Rights would need to be obtained for any transfer of the subsoil use rights or the Objects.

The State’s Pre-Emptive Rights is also applicable to any initial public offering of shares on an organised securities market or other securities confirming title to shares or securities convertible into shares in a subsoil user legal entity or a Controlling Legal Entity, including the initial public offering of additionally issued securities in such legal entities on an organised securities market. In addition, except for certain circumstances which are described below, such public offerings require the permission of the competent authority which shall be granted in accordance with the provisions of the New Kazakhstan Subsoil Law.

The Right to Grant Consents for Transfer of Subsoil Use Rights and Objects, Related to Subsoil Use Rights

The subsoil use right (or part thereof) and the objects can only be transferred, including in cases of foreclosure (including pledge), with the permission of the Competent Authority in accordance with the procedure established by Article 37 of the New Kazakhstan Subsoil Law.

A credit facility secured by pledge of the subsoil use right may only be used for the purposes of subsoil use or for reorganisations or relocation of a subsoil user in a contract territory as provided by the relevant subsoil use contract, by the subsoil user itself or by its wholly-owned subsidiary. The initial public offering of shares on an organised securities market or other securities confirming title to shares or securities convertible into shares in a subsoil user legal entity or a Controlling Legal Entity, including the placement of additionally issued securities in such legal entities on an organised securities market, requires the permission of the Competent Authority. The Competent

Back to Contents

PART XII  REGULATORY MATTERS

Authority’s consent and the State’s waiver of the State’s Pre-Emptive Rights may not, however, be required in some cases.

Though the Subsoil Use Law clarifies the procedures relating to obtaining the State’s waiver of its Pre-Emptive Rights and the consent (and registration, where applicable) of the Competent Authority, such procedures remain unclear in many instances, and the New Kazakhstan Subsoil Law remains untested in this respect. The New Kazakhstan Subsoil Law prescribes the procedure for obtaining the State’s waiver of the State’s Pre-Emptive Rights and the consent of the Competent Authority, and according to the time schedule of the procedure it would take 70 business days, but obtaining the necessary authorizations may be a more lengthy procedure.

If the State makes a decision to exercise its Pre-Emptive Right to acquire the subsoil use right or the Objects, then such subsoil use right or the Objects must be acquired within no more than six months from the date of such State’s decision.

Consents for Establishment of Pledges over Subsoil Use Rights and the Objects

The New Kazakhstan Subsoil Law explicitly requires that subsoil use rights and the Objects may be pledged only with the permission of the Competent Authority. The pledgor of subsoil use rights or an Object is responsible for obtaining the Competent Authority’s consent, which consent must be obtained in the manner and order and according to the procedures provided by the New Kazakhstan Subsoil Law for the Competent Authority’s consent for the transfer of the subsoil use right and/or the Objects. Any transactions or other related actions effected without such Competent Authority’s consent will be deemed invalid as of the date of their conclusion or undertaking.

Termination of Subsoil Use Contracts

According to Article 72.3 of the New Kazakhstan Subsoil Law, the Competent Authority may prematurely terminate a subsoil use contract on a unilateral basis:

•	if the subsoil user fails to resolve in a timely manner more than two violations of obligations under its subsoil use contract or project documents within the time period set out in the Competent Authority’s notice; and

•	in the event of a transfer of a subsoil use right by the subsoil user and/or of the Objects without the Competent Authority’s permission, when such permission was required under the New Kazakhstan Subsoil Law.

Amendments to Subsoil Use Contracts in relation to Strategic Deposit Rights

As in the Old Kazakhstan Subsoil Law, according to the New Kazakhstan Subsoil Law, the State has the right to initiate reviews of the terms of a subsoil use contract and to demand amendments and/or additions to subsoil use contracts in circumstances where the activities of the subsoil user in “strategic deposits” lead to material changes in the economic interests of the State which threaten national security. Under these circumstances, the State has a right to unilaterally terminate the subsoil use contract on the following basis, if:

•	within a period of two months following the receipt of a notice from the Competent Authority that requires amendments or additions to the terms and conditions of the relevant contract, the subsoil user fails to give its consent to hold negotiations on the contract or refuses to negotiate the issue;

•	within a period of four months from the date of obtaining the subsoil user’s consent to negotiate amendments or additions to the terms and conditions of the relevant contract, the parties fail to agree on such amendments or additions; or

•	within a period of six months from the date of reaching an agreement which protects the economic interests of the Republic of Kazakhstan, the parties fail to execute such amendments or additions to the terms and conditions of the relevant contract.

On 13 August 2009, the Government of Kazakhstan approved a list of subsoil plots of strategic importance containing 231 subsoil plots. The KazakhGold Group’s mining assets are not included in the list of subsoil plots of strategic importance.

Local Content Requirements

In keeping with the provisions of the Old Kazakhstan Subsoil Law, the New Kazakhstan Subsoil Use Law generally requires subsoil users to comply with certain local content requirements, including the use of Kazakhstan goods, works, services and personnel. These requirements must be detailed in subsoil use contracts or respective amendments thereto. Further, the New

Back to Contents

PART XII  REGULATORY MATTERS

Kazakhstan Subsoil Law purports to extend to subsoil use contracts executed prior to the enactment of the Subsoil Use Law certain provisions relating to various Kazakh content and reporting requirements.

Since 1 October 2010 all subsoil users must purchase all goods, works and services on a tender basis via state electronic register with 30 days prior notification. The relevant Rules on Procurement of Goods, Work and Services at Performing Subsoil Use Operations dated 28 November 2007 No. 1139, as amended (the “Procurement Rules”), regulate all aspects of such purchases. The New Kazakhstan Subsoil Law expressly states that expenditures made in violation of the Procurement Rules or made via a tender held outside the territory of the Republic of Kazakhstan will be deducted by the Competent Authorities from amount of the required subsoil user’s contractual obligations under the relevant work programme for the reported year. The same Procurement Rules will apply to a subsoil user’s contractors and subcontractors.

Relinquishment

The licence or contract, as applicable, of a subsoil user determines its obligations to return the relevant contract area to the Republic of Kazakhstan, except in areas in which the subsoil user has made a commercial discovery (i.e., the detection of mineral deposits suitable for commercial production). This process is known as relinquishment and must occur in accordance with the relevant contractual provisions during the term of the licence or contract, including any extension.

Balance reserves

When granted rights to conduct subsoil use operations, a subsoil user is provided with the information on the level of reserves contained in the relevant contract area. Kazakh legislation determines certain categories of resources depending on their economic importance, such as reserves (which include balance reserves and non-commercial reserves) and forecast resources. Exploration of the contract area may lead to an increase in the level of balance reserves, a re-classification of reserves from the non-commercial to the balance reserve category (the latter being suitable for commercial use), or proof of the level of forecast resources (which implies a re-classification of such resources to the balance reserves category). If a re-classification of reserves from the non-commercial to the balance reserve category occurs, forecast resources are proved, or new balance reserves are discovered, the subsoil user is required to notify the State Commission on Mineral Reserves, which has the authority to confirm such proof. If the State Commission on Mineral Reserves approves such balance reserves or forecast resources (and transfers them to the balance reserves category), the finding becomes known as a commercial discovery. Within 90 days of each commercial discovery, the subsoil user must pay a tax representing 0.1% of the cost of the volume of recoverable mineral reserves as approved by the state body authorised for such purpose. The cost of the volume of recoverable reserves is determined according to a procedure set out in the Kazakhstan Tax Code.

Other regulatory authorities

Other governmental ministries and authorities which regulate aspects of subsoil use right in Kazakhstan include:

•	the Ministry of Environmental Protection (the “MEP”), which is responsible for environmental protection and preservation of mineral resources;

•	the Ministry of Emergency Situations, which, among other things, supervises mining operations, and whose Committee on State Control of Emergency Situations and Industry Safety (under the Ministry of Emergency Situations), among other things, supervises health and safety matters;

•	various governmental authorities responsible for the approval of construction projects and the use of water and land resources;

•	the Committee for State Sanitary and Epidemiological Supervision of the Ministry of Public Health, which is responsible for monitoring compliance with health standards;

•	the Ministry of Labor and Social Protection of the Population, which is responsible for investigating labor disputes and complaints from individual employees and which monitors compliance with the obligations of subsoil users to give preference in hiring, including to employ a certain minimum percentage of, Kazakh nationals;

•	regional and municipal regulatory authorities, which are responsible for registering properties, pledges and mortgages; and

Back to Contents

PART XII  REGULATORY MATTERS

•	national and regional tax authorities.

Environmental Regulation

The KazakhGold Group is subject to laws, regulations and other requirements relating to the protection of the environment in Kazakhstan, including the release of substances into the air and water, the management of waste disposal and the clean-up of mine sites. Issues of environmental protection in Kazakhstan are regulated primarily by the Environmental Code of the Republic of Kazakhstan No. 212-III dated 9 January 2009. In addition, the KazakhGold Group has undertaken to the Kazakh government to comply with applicable Kazakh and internationally accepted environmental and health and safety standards and requirements in its contract setting out its subsurface mineral rights in relation to the Aksu, Bestobe, Zholymbet and Quartzite Hills deposits. Environmental protection is regulated by the Ministry of Environmental Protection, the Sanitation and Epidemiological Service and the Ministry of Emergency Situations.

Before the enactment of the Environmental Code, the Ministry of Environmental Protection had authority to issue annual natural use permits in relation to the exploitation of natural resources in Kazakhstan. Under the Environmental Code, the Ministry of Environmental Protection, its local departments or local executive bodies issue emission permits with terms of three to five years (depending on the category of users of natural resources). Four months before the expiration of the emission permit, the user of natural resources needs to apply for a new permit. Under Kazakh law, the KazakhGold Group is also required to obtain a number of other certificates, permits and licences from various Kazakh government ministries, departments and agencies in relation to the use of potentially toxic chemicals, transportation of hazardous materials, the import of sodium cyanide and explosive materials for blasting, as well as water usage.

Emission permits

The concept of an emission permit was developed as a means for the Kazakh state to regulate the payment of such fees. Although the discharge of waste substances into underground water is not allowed in Kazakhstan, an emissions permit may be granted for the disposal of pollutants into the atmosphere, the disposal of waste waters into surface water reservoirs or onto the surface of the ground, hoarders, filtering fields, and the disposal of waste in the environment. The emission permit is a special permit that grants the subsurface user a temporary right to pollute the environment, including the right to emit substances into the atmosphere and release waste substances into the environment. Emission permits contain conditions governing the use of the environment. The obligation to obtain an emission permit arises under Kazakh law and subsurface use contracts concluded with the competent authority. Depending on the category of the user of natural recourses, an emission permit will be issued by a relevant Akimat (a local executive authority), a regional department of environmental protection or the Ministry of Ecology and Environmental Protection. For emissions to the environment subsurface users must pay environmental fees. At present, the rates of the environmental fees are established by Art. 495 of the Kazakhstan Tax Code. Maslikhats may increase these rates, although by no more than two times ). If a subsurface user exceeds the limits for emissions provided by the emissions permit or is responsible for emissions without holding the requisite permit, he must pay ten times the amount of environmental fees. Payment of the environmental fees does not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities.

In 2007, 2008, 2009 and 2010, Kazakhaltyn paid approximately KZT 27 million, KZT 38 million, KZT 22 million and KZT 23 million respectively, for environmental pollution to the state budget.

Water permits

The Water Code dated 9 July 2003 No. 481 is aimed at implementing governmental policy in relation to the utilisation and protection of water resources. The code sets out obligations for use of water and discharge into water, on the basis of Water Use Permits (“WUP”). GMK Kazakhaltyn LLP has obtained the Water Use Permits dated 12 April 2011 for the mines ‘Zholymbet’ and ‘Bestube’. Both permits are valid until 10 January 2013.

The KazakhGold Group’s WUPs could be withdrawn if the terms of special water use specified in the relevant WUP are breached or as a result of a general breach of water regulations. Such terms include monitoring of the quality of underground water, submission of statistical reports and monitoring reports, compliance with requirements relating to water protection during mining operations and regular checking of equipment. If the KazakhGold Group’s water use changes, for

Back to Contents

PART XII  REGULATORY MATTERS

example, in relation to drilling of new wells, change of quality of underground waters or limits of water extraction, the KazakhGold Group is obliged to renew the WUP with the regional Committee of Water Recourses. The term of a WUP may be extended subject to compliance with requirements specified within the relevant WUP.

Enforcement

Article 116 of the Environmental Code specifies which state officials are responsible for monitoring environmental compliance and implementing proceedings for breach of environmental requirements. These officials include the Chief State Inspector and senior state inspectors representing the heads and deputy heads of departments and divisions of the Ministry of Environmental Protection. In addition, regional environmental prosecutors have the authority to supervise environmental compliance and initiate judicial proceedings.

Article 117 of the Environmental Code authorises the relevant state officials, in their enforcement of environmental protection measures, to:

•	inspect facilities with measuring devices and sampling equipment and, if necessary, provide for specialists and members of the public to make the necessary measurements and take samples (including samples of goods and materials) and analyse them;

•	request documents, test results and other materials required for supervisory purposes;

•	initiate the revocation of licences and/or termination of contracts for the use and removal of natural resources and/or suspension and cancellation of environmental or other permits for use of natural resources in cases where the environment and/or the health of the population has suffered significant damage;

•	consider cases where environmental administrative rules and procedures have been violated and provide the relevant authorities with such materials as may be necessary to bring administrative or criminal proceedings against the offending parties;

•	bring court proceedings for the limitation, suspension and prohibition of economic and other activities in cases where environmental legislation has been breached;

•	apply to the prosecutor’s office and law enforcement bodies for assistance in preventing or suppressing the actions of those who violate the environmental legislation of the Republic of Kazakhstan;

•	submit to the competent body proposals for terminating subsurface use contracts in cases where the subsurface users do not take the measures required of them by environmental legislation; and

•	assess or participate in the assessment of the degree of environmental damage caused as a result of violations of the applicable legislation and commence proceedings where necessary.

The decisions of relevant environmental protection officers must be implemented by everyone but may be challenged in accordance with court procedures.

Limitation for the commencement of proceedings

The proceedings for breach of environmental legislation may be brought within the following time limits:

•	three years for civil charges (Article 178 of the Civil Code); and

•	six months for administrative charges (Article 69 of the Code on Administrative Violations).

This limitation does not apply to criminal charges for potential breach of environmental requirements.

Environmental liability

Under Kazakh law, if the operations of a company violate the terms of an emissions permit or environmental legislation, the Ministry for Environmental Protection and its regional departments may suspend the emissions permit. Alternatively a court action may be brought to limit or ban these operations and require such company to remedy the effects of the violation. Any company or employee that fails to comply with environmental regulations may be subject to administrative or civil liability, and individuals may be held criminally liable. The courts may also impose clean-up obligations on violators in addition to imposing fines.

Back to Contents

PART XII  REGULATORY MATTERS

Subsurface licences and contracts granted or entered into by the Kazakh government also typically impose environmental obligations. The penalties for failing to comply with these obligations can be substantial.

Health and Safety Regulation

Health and safety practices in Kazakhstan are regulated by Labour Code No. 251-III dated 15 May 2007, Law No. 314-11 “On Industrial Safety at Hazardous Industrial Facilities” dated 3 April 2002 and the Republic of Kazakhstan Code on the People’s Health and Health System, dated 18 September 2009. Various government bodies have authority in the field of health and safety matters, including the Ministry of Labour and Social Protection of the Population, the Ministry of Emergency Situations and the Sanitation and Epidemiological Sendee, an agency of the Public Health Ministry.

Anti-monopoly Regulation

Under Kazakh law, the Agency of Republic of Kazakhstan for the Protection of Competition (the “Anti-Trust Agency”) is responsible for the supervision of competition matters relevant to the gold-mining industry. It regulates the competitive behaviour of entities that are not natural monopolies.

The Anti-Trust Agency maintains a register of entities with a dominant position in the market to improve the performance of its duties. Under the Law on Competition No. 112-IV dated 25 December 2008, a legal entity is deemed to be in a dominant position if, by virtue of its position in a certain market, it has power to control a respective market, including the power to significantly influence goods turnover conditions. Such a position may be considered dominant only if it is equal to or exceeds 35% of the market share.

The Anti-Trust Agency is responsible for creating and enforcing regulations on mergers, acquisitions and corporate reorganisation. The following transactions may be carried out only after obtaining the written approval of the Anti-Trust Agency:

•	a reorganisation by way of merger or consolidation;

•	the acquisition of more than 25% of the voting shares in a company, if prior to the acquisition a legal entity (or group of entities) did not dispose of the voting shares or disposed of 25% or less of the voting shares in the company;

•	a legal entity (a group of entities) obtaining ownership, possession and use, including on account of payment (or transfer) of the charter capital, of fixed production assets or intangible assets of the company, if the book value of the property exceeds ten per cent of the book value of the fixed production assets and intangible assets of a company;

•	the acquisition by a person or legal entity of rights (including by virtue of a trust, joint operating agreement, contract of agency) allowing it to issue binding instructions to a company in the course of carrying out its business activities or to perform the functions of its management body;

•	the participation of the same individuals in the executive bodies, boards of directors, supervisory boards or other management bodies of two or more companies, provided that such individuals define in such companies the conditions of carrying out their entrepreneurial activities.

The written approval from the Anti-Trust Agency for the transactions above is required only if: (i) the aggregate book value of assets of the entities (or group of persons) being reorganised or the acquiring entity (or group of persons) and the entity whose voting shares (or participation interests or stakes) are being acquired or their aggregate volume of sales of goods for the last financial year exceeds 2,000,000 times the monthly calculation index (“MCI”) (approximately USD 20,712,000); or (ii) one of the persons participating in the transaction is a market entity holding dominant or monopolistic position on the relevant commodity market.

The vast majority of transactions requiring pre-completion approval by the Anti-Trust Agency fall within the second and fourth categories described above (i.e., the acquisition of more than 25% of the voting shares in a company and acquisition of rights allowing the acquirer to direct the business activities of the target company). If a transaction is completed without the consent of the Anti-Trust Agency, it may be invalidated by an application to the court by the Anti-Trust Agency on the grounds that such transaction creates or strengthens a dominant position of an entity or restricts competition. In addition, the Kazakh law provides for civil, administrative and criminal

Back to Contents

PART XII  REGULATORY MATTERS

liability for breach of competition laws. See “Part II – Risk Factors – Risks Associated with the KazakhGold Group – Kazakh competition regulations and procedures are subject to uncertainties”.

Employment and Labour

Relations between employees and employers pursuant to an employment contract in Kazakhstan are primarily governed by the Labour Code No. 251-III dated 15 May 2007 (the “Labour Code”).

Employment contracts

Under Kazakh law, an individual’s employment contract may be for an indefinite term or for a fixed term of not less than one calendar year. If the employment relationship continues following the expiry of a fixed contract term, the employment relationship is deemed to be for an indefinite term. As a general rule, Kazakhaltyn concludes employment contracts with its employees for an indefinite term.

Under Kazakh law, an employee may terminate his employment contract by giving at least one month’s notice to the employer and Kazakhaltyn typically enters into employment contracts which allow either party to terminate by giving the other one-month’s notice. However, Kazakhaltyn may only terminate an employment contract on the basis of the specific grounds set out in the Labour Code. In circumstances where there has been a gross violation of work duties, repeated failure to perform duties or disclosure of confidential information, Kazakhaltyn may dismiss an employee without prior notice. Where Kazakhaltyn terminates an employment contract pursuant to another ground set out in the Labour Code (such as liquidation of the enterprise or redundancy), it must give the employee at least one month’s notice.

An employee who is dismissed due to liquidation of the enterprise, redundancy or who is conscripted into the Kazakh military is entitled to receive compensation equal to one average month’s salary. Pursuant to the “Law on Employment of the Population” dated 23 January 2001, an employer who intends to dismiss any of its employees by reason of its liquidation or on the grounds of redundancy is required to submit a notice of forthcoming dismissal to the relevant district employment department not later than two months prior to the date of the dismissal.

Work time

The Labour Code limits the normal duration of the working week to 40 hours, with overtime not exceeding four hours per week. For employees involved in heavy physical work or work under harmful or dangerous conditions, the working week is reduced to a maximum of 36 hours, with overtime not exceeding one hour per week. Under Kazakh law, employees are generally entitled to a minimum of 24 days annual paid leave. For employees involved in heavy physical work or who work under harmful or dangerous conditions, an additional six days paid leave must be provided.

Salary

The current minimum wage in Kazakhstan, as established by the “Law on Republican Budget for 2009”, is KZT 15,999 (USD 105) per month. Employees who work overtime or night shifts are required to be paid at least 150% of the minimum wage. Employees who work on bank holidays or at weekends are required to be paid at least 200% of the minimum wage. Employers are required to pay employees at least 50% of their average monthly salary for any downtime for which the employee is not at fault.

Kazakhaltyn’s current remuneration system has been approved by the trade union committee of the Trade Union of Mining and Metallurgical Industry of Kazakhstan as part of a collective agreement. Under this system, all employees are paid according to their individual performance and qualifications. The compensation consists of fixed salary and individual premium. For the purposes of individual premiums employees are graded on a scale from one to five in accordance with their experience and skills, and premium rates are set for each grade. Actual salaries are determined by multiplying the relevant tariff for the relevant grade by an industry-specific factor related to harmful or dangerous conditions of work. The multiplier for the mining industry is 1.6.

Trade Unions

Although the Law On Trade Unions was passed by the Kazakh parliament in 1993, in general terms, trade unions in Kazakhstan are still underdeveloped and have limited influence over the corporate decision making process.

Under Kazakh law, trade unions are entitled to represent their members in dealings with employers, their associations, government bodies, the prosecutor’s offices and in the courts. As

Back to Contents

PART XII  REGULATORY MATTERS

part of their activities, trade unions may monitor compliance of employers with their statutory obligations towards their workers and have unrestricted access to the work places of their members and to relevant information in the employers’ possession. In the event of a breach of statutory obligations by an employer, a trade union may bring a claim against the employer in the courts or appeal to the prosecutor’s office. Trade unions are entitled under Kazakh law to participate in gatherings, meetings, strikes and other actions aimed at improving working conditions, increasing salaries or for other lawful reasons. Trade unions act through a committee of representatives elected by its members.

If enterprises operating in Kazakhstan self-liquidate or liquidate their structural subdivisions, change their type of ownership (state or private), or fully or partly suspend production, and such course of action leads to redundancies or the worsening of labour conditions, the relevant enterprise must give two-months’ prior notice to the trade unions and hold negotiations to protect the rights and interests of employees.

Previously under Kazakh law, an employer was not able to rescind an employment contract with a trade union member without the prior consent of the trade union. However, the Labour Code allows an employer to rescind an employment contract with a trade union member “subject to the reasoned opinion” of the trade union. While the interpretation of these words is not clear, it may mean that the employer needs only to consider the trade union’s opinion before making a decision.

Collective Agreements

Trade unions may enter into negotiations in relation to collective agreements on behalf of the their members with employers or their associations to protect and further the social and economic rights and interests of their members. Under the Labour Code, a collective agreement is an agreement between a group of employees and employer that regulates social and labour relationship at the enterprise.

The Trade Union of Mining and Metallurgical Industry of Kazakhstan typically negotiates a collective agreement with Kazakhaltyn every year on behalf of Kazakhaltyn’s current and former employees. The current collective agreement was entered into on 2 March 2010. Under the collective agreement Kazakhaltyn agreed to numerous undertakings which exceed its statutory obligations, including providing induction training and skills improvement training for its existing employees and providing specified amounts for health and safety measures, such as health checks, uniforms and training, providing an annual budget for social events and holidays.

Foreign labour

A Kazakh company wishing to employ foreign employees must generally obtain a work permit. A company applying for work permits on behalf of its foreign employees is required to pay a guarantee and warranty deposit to ensure that the foreign employees do not remain in Kazakhstan following the expiry of their work permits. Any such deposits are returned to the company upon the relevant employee’s departure.

Work permits are issued in accordance with quotas, which the Kazakh government establishes annually and distributes among the regions and the cities of Almaty and Astana based on its assessment of the local employment markets and the availability of qualified Kazakh personnel to fill the various positions. At present, the number of work permits is limited to 0.75% of the working population.

In order to protect the local labour market, employers are required to search, in a prescribed manner, for local employees to fill vacancies before submitting an application for a work permit.

Regulation of the Russian Gold Industry

Overview

The following are the main laws governing the Russian gold industry:

•	the Constitution of the Russian Federation dated 12 December 1993;

•	the Civil Code of the Russian Federation (the “Civil Code”);

•	the Land Code of the Russian Federation dated 25 October 2001 (as amended) (the “Land Code”);

•	the Federal Law dated 26 March 1998 No. 41-FZ “On Precious Metals and Gems” (as amended) (the “Precious Metals Law”);

Back to Contents

PART XII  REGULATORY MATTERS

•	the Subsoil Law;

•	the Federal Law dated 10 December 2003 No. 173-FZ “On Currency Regulation and Currency Control”, as amended (the “Currency Law”); and

•	the Foreign Investments Law,

and rules and regulations adopted in accordance therewith.

Subsoil Use and Mining

Subsoil licences

The Precious Metals Law, the Russian Subsoil Law and the regulations issued thereunder are the main laws which establish the licensing regime in Russia for the use of subsoil for geological research, exploration and production of mineral resources, particularly gold. In accordance with the Precious Metals Law, the Russian Subsoil Law governs the licensing of subsoil plots containing precious metals and gems, under which the Russian Federal Agency for Subsoil Use (the “Rosnedra”) may grant several types of subsoil licences in relation to geological research and exploration and production of natural resources, including:

•	combined licences for the exploration, assessment and production of natural resources;

•	licences for the geological exploration and assessment of a subsoil plot; and

•	licences for the production of natural resources.

See “Part VIII – Information on Polyus Gold – Licences”.

Until January 2000, when the Federal Law No. 20-FZ “On Amendments and Supplements to the Russian Subsoil Law” introduced important amendments to the Russian Subsoil Law, the Russian Government’s Committee for Geology and Subsoil Use typically granted exploration licences for up to five years, production licences for up to 20 years and licences for combined activities for up to 25 years. Under the Russian Subsoil Law, as currently in effect, the maximum term of a regular exploration licence is still five years (although the maximum term of an exploration licence for geological exploration of subsoil plots under inland sea waters, territorial waters and continental shelf of the Russian Federation is ten years), and the Rosnedra may issue a production licence and combined licence for the useful life of a mineral reserves field, calculated on the basis of a feasibility study for exploration and production that ensures rational use and protection of the subsoil. The Rosnedra also usually grants a licence recipient rights to use the land surrounding the licence area.

Amendments to the Russian Subsoil Law, passed in August 2004, significantly changed the procedure for awarding exploration and production licences, in particular abolishing the joint grant of licences by federal and regional authorities. Under the Russian Subsoil law, as currently in effect, the Rosnedra now awards production licences and combined exploration and production licences by tender or auction. While the auction or tender commission formed by the Rosnedra must include a representative of the relevant region, the Russian Subsoil Law no longer requires the separate approval of regional authorities in order to issue subsoil licences. Regional authorities may, however, issue production licences for “common” mineral resources, such as clay, sand or limestone. A tender or auction in respect of subsoil plots of federal importance (as defined by Article 2.1 of the Russian Subsoil Law) and in certain other cases is arranged by the Government of the Russian Federation and the Government may set forth limitations for Russian legal entities with foreign shareholders to participate in the tenders and auctions in respect of subsoil plots of federal importance (see below). The Russian Subsoil Law provides that, in a tender, the licence should be awarded to the bidder which has submitted the most technically competent, financially attractive and socially and environmentally sound proposal that meets the relevant, published tender terms and conditions, and, in an auction, to the bidder which has offered the largest one-off payment for the use of the subsoil plot. The Rosnedra may also, with the consent of the federal authorities, issue licences for geological exploration and production without holding an auction or tender if holders of exploration licences discover mineral resource deposits through exploration work conducted at their own expense (except for the subsoil plots of federal importance).

The Federal Law dated 29 April 2008 No. 58-FZ “On Amending Certain Legislative Acts of the Russian Federation and Deeming Inoperative Certain Legislative Acts of the Russian Federation in Connection with the Adoption of the Federal Law on Procedure of Foreign Investment in Commercial Entities Having Strategic Importance for the Defence of the Country and the Security of the State” (the “Amending Law”) introduced certain further amendments to the Russian Subsoil

Back to Contents

PART XII  REGULATORY MATTERS

Law, including the concept of subsoil plots of federal importance. Subsoil plots of federal importance include, among other things, subsoil plots with aggregate gold reserves exceeding or equal to 50 tonnes of vein gold. Pursuant to the Amending Law, if geological research conducted at a subsoil site has identified a deposit falling under the classification of a subsoil plot of federal importance, in the interests of national defence and security, the Russian Government may decide to deny a Russian legal entity with foreign participation the right to conduct exploration and production (even if a combined licence has already been issued to such subsoil user, which would entail the revocation of the licence subject to payment of compensation to the subsoil user for expenses incurred in conducting the geological research and reimbursement of the lump sum payment upon issue of the licence). The transfer for any reason of subsoil use rights to subsoil plots of federal importance to Russian legal entities controlled by foreign investors is prohibited, other than the transfer of rights in exceptional cases at the discretion of the Russian Government. See “– Foreign investment in sectors that are of strategic importance for the national security and defence of the Russian Federation, including the subsoil sector”.

Licensing agreements for subsoil use identify the terms and conditions for the use of the subsoil, the rights and obligations of the licensee and the manager of the subsoil plot and the level of payments. Although most of the conditions set out in a licence are based on mandatory rules, the parties may negotiate a number of provisions in a licensing agreement.

As a general rule, the Russian Subsoil Law prohibits transfer of rights of subsoil use, certified by a licence, with certain exceptions, including the following:

•	as a result of a merger or spin-off of legal entities provided that a transferee is a Russian legal entity;

•	to a newly established Russian legal entity in which the initial licence holder has at least a 50% interest;

•	from a parent company to a Russian subsidiary;

•	from a subsidiary to a Russian parent company;

•	between two subsidiaries of the same parent company, provided that a transferee is a Russian company; and

•	to a Russian legal entity as a result of the acquisition of property of a previous subsoil user in the course of insolvency proceedings.

Generally, the Russian Subsoil Law prohibits transfer of rights of subsoil use over the subsoil plots of federal importance to a Russian legal entity controlled by a foreign investor or a group of persons including a foreign investor if such foreign investor or such group of persons including a foreign investor: (i) directly or indirectly possess 10% or more of the total number of votes conferred by voting shares in the share capital of that entity; or (ii) have the right, on the basis of a contract or another ground, to issue binding instructions to that entity, including control over the business operations; or (iii) have the right to appoint chief executive officer and (or) more than 10% of the members of the collective executive body, and (or) have an unconditional right to elect more than 10% of the board of directors or another collective management body of that entity. Such entities may obtain the right of subsoil use over the subsoil plots of federal importance in exceptional cases at the discretion of the Russian Government.

A licence holder has the right to develop and to use (including to sell) resources extracted from the licence area for a specified period. The Russian Federation, however, retains ultimate state ownership of all subsoil resources.

Licences generally require the licence holder to make various commitments, including:

•	extracting an agreed target amount of reserves annually;

•	complying with specified requirements, including in relation to the use of technology;

•	conducting agreed mining and other exploratory and development activities;

•	protecting the environment in the licence areas from damage;

•	providing geological information and data to the relevant authorities;

•	submitting on a regular basis formal progress reports to regional authorities;

•	making all obligatory payments when due; and

•	participating in social and economic development of the relevant region.

Back to Contents

PART XII  REGULATORY MATTERS

The Polyus Gold Group’s material mining licences are scheduled to expire at different times during the period between 2010 and 2023. See “Part VIII – Information on Polyus Gold – Licences”. In addition, some of these licences require periodic review and confirmation of reserves as a condition to continued mining under the licences.

Article 10 of the Russian Subsoil Law provides that a licence holder may, on application to the Rosnedra, extend its licence where the licence holder complies with the terms of the licence and where the exploration, assessment or development of the licensed field requires completion or wind-up operations. The Polyus Gold Group intends to extend its licences for each of the fields that it expects will continue to be productive following the end of their current periods. If it is determined that the Polyus Gold Group has not complied with the terms of the relevant licence, however, the Polyus Gold Group may not be able to extend the licence upon the expiration of its current period.

Governmental authorities may undertake periodic reviews for ensuring compliance by subsoil users with the terms of their licences and applicable legislation. The Federal Agency for Subsoil Use can fine a licensee for failing to comply with a subsoil production licence and can revoke, suspend or limit a subsoil production licence in certain circumstances, including:

•	a breach or violation by the licensee of material terms and conditions of the licence;

•	repeated violation by the licensee of subsoil regulations;

•	the failure by the licensee to commence operations within a required period of time or to produce required volumes, as specified in the licence;

•	the occurrence of an emergency;

•	the emergence of a direct threat to the life or health of people working or residing in the area affected by the subsoil use operations;

•	the liquidation of the licensee; and

•	failure to submit reporting data in accordance with legislation.

Mining allotments

Pursuant to the Russian Subsoil Law, the Rosnedra provides a subsoil plot to a subsoil user as a “mining allotment”, i.e., a geometric block of subsoil. The Rosnedra determines preliminary mining allotment boundaries at the time it issues the licence, which is subject to approval of the territorial bodies of the Russian Federal Service for Ecological, Technological and Nuclear Supervision (the “Rostechnadzor”). Following the preparation of a development plan by the licensee, which the state mining supervision authorities and an environmental examination committee must approve, Rostechnadzor approves the exact mining allotment boundaries based on the report and certifies such boundaries in a mining allotment act, which it issues to the licence holder. The licence will then incorporate the exact mining allotment boundaries. Currently, the Rostechnadzor also has the authority to approve the licensee’s development plans for the mining allotment.

Land use permits

In addition to a subsoil production licence, a licensee needs to obtain rights to use surface land within the specified licensed mining area. Pursuant to the Russian Subsoil Law, the Rosnedra issues subsoil licences subject to the consent of land resources management authorities to the allotment of a land plot covering the surface of the licence area. The land resources management authorities provide a subsoil user with rights to the relevant land plot pursuant to Russian land legislation. Under the Federal law dated 25 October 2001 No. 137-FZ “On Enactment of the Land Code of the Russian Federation” (as amended), commercial legal entities must either own or lease land occupied by their operations by 1 January 2012. While the Polyus Gold Group currently holds substantially all required land use permits to carry on its surface operations, the Polyus Gold Group may need to take additional measures such as sourcing funds or liaising with relevant authorities to comply with the requirements of the Land Code and to buy or lease the land plots by 1 January 2012.

Payment System for the use of subsoil

Pursuant to the Russian Subsoil Law, the payment system for the use of subsoil currently consists of the following payment obligations:

•	one-off payments in cases specified in the licence;

Back to Contents

PART XII  REGULATORY MATTERS

•	regular payments for subsoil use, such as rent payments for the right to conduct prospecting/assessment and exploration work;

•	fees for the right to participate in tenders and auctions; and

•	other payments and fees set forth by the legislation of the Russian Federation on taxes and duties.

The Russian Subsoil Law contains a range of minimum and maximum rates of payment for the use of subsoil and the federal authorities have authority to set the rate in any particular licence. The Russian Tax Code contains the relevant rates of mineral production tax.

Precious metals regulation

The extraction, production and refining of precious metals is subject to specific regulations set forth in the Precious Metals Law. As a general rule, a company which extracts ores that contain precious metals has title to those precious metals. Russian companies may buy ores and concentrate which contain precious metals provided that they are registered with the Russian State Assay Chamber. Only authorised persons approved by the Government of the Russian Federation may refine precious metals. A company which extracts precious metals from such refining process may use such metals in internal production processes or sell them to the relevant governmental authorities or credit agencies which possess a precious metals licence. For non-banking institutions, the Russian Ministry of Industry and Trade issues each export licence based on a sale contract between a buyer and a seller. This kind of one-off licence is granted for a fixed volume of product, as specified in the sale contract. Imports of precious metals into Russia are not subject to any specific regulations. The Polyus Gold Group obtained licences for the export of gold in 2005, 2006 and 2007. In 2008 and 2009, the Polyus Gold Group believed it could obtain more favourable contract terms with Russian banks for the sale of gold, and, as a result, did not apply for any export licences. As at the date of this Prospectus, Polyus Gold decided not to apply for export licences for the remainder of 2010.

Licensing of Types of Activity

In addition to licences for subsoil use, the Polyus Gold Group is required to obtain certain other licences, authorisations and permits from Russian governmental authorities for its operations. In particular, the Polyus Gold Group requires licences for the operation of its hazardous industrial facilities (both for explosive and flammable production facilities and chemically hazardous industrial facilities) and for the use of its underground water resources.

Licensing of the operation of hazardous facilities

The Rostechnadzor issues licences for the operation of hazardous industrial facilities and maintains a register of such facilities. In accordance with the Federal Law dated 4 May 2011 “On Licencing of Certain Types of Activities” No.99-FZ (the “New Licensing Law”), which is scheduled to come into effect on 3 November 2011, the Polyus Gold Group must continue to conduct such types of its activities as the operation of chemically hazardous industrial facilities and the operation of explosive and flammable production facilities, on the basis of licences issued under the Federal Law dated 8 August 2001 “On Licencing of Certain Types of Activities” No.128-FZ, as amended (the “Licensing Law”) and the regulations introduced thereunder. Under the Licensing Law, licences are issued for a minimum period of five years. Licenses issued under the New Licensing Law will not be limited to a specified term. The issuance of the licence is subject to completion of a state industrial safety review and an industrial safety declaration and certain other requirements set forth by the licensing regulations.

If a licensee breaches the terms of its licence, the licensing authorities may seek a court order to suspend such licence. If, following a suspension of its licence, the licensee fails to cure the relevant breach within the prescribed period, the licensing authorities may seek a court order to terminate such licence.

Licensing of surface water use

The Water Code of the Russian Federation No. 74-FZ dated 3 June 2006 (the “Water Code”) does not require licensing of surface water use. However, prior to the Water Code, the law did require such licensing and the Polyus Gold Group currently holds all of the licences that were previously required. Under the Water Code, water users may effect surface water use either on the basis of (i) a water use agreement concluded with state or local authorities, (ii) a decision of state or local authorities on granting rights to the use of surface water or (iii) without any such

Back to Contents

PART XII  REGULATORY MATTERS

agreements or decisions, depending on the purpose of surface water use. Water users and state or local authorities may conclude agreements on water use for a period of up to 20 years.

Licensing of underground water use

Users of underground water resources in Russia require a subsoil licence issued under the Russian Subsoil Law and the regulations adopted thereunder. The Rosnedra currently issues licences for the use of underground water following a decision process which involves representatives of the federal and regional subsoil authorities. The Rosnedra may grant licences for a term of up to 25 years. Licensees may only amend the conditions of a subsoil licence, including its term, by application to such licensing authorities. The user must also enter into an agreement with the licensing authorities which sets out further terms of use of the relevant resources. In addition, Russian law requires the licensee to hold a right of use (through ownership, lease or otherwise) to the land where the licensed subsoil is located.

However, if underground water is produced for the process of water supply by the holders of combined licences for the exploration, assessment and production of natural resources or licences for the geological exploration and assessment of a subsoil plot, the requirements described above do not apply and such subsoil user is entitled to produce underground water upon approval of technical project.

In the event of repeated breaches by the licensee of applicable regulations or the material terms of the licence, as well as upon the occurrence of certain emergencies, the licensing authorities may amend, suspend or terminate the licence. Breaches may also result in the imposition of fines.

Environmental Law

The Polyus Gold Group is subject to extensive federal, state and local environmental laws and regulations in the Russian Federation. The operations of the Polyus Gold Group involve the discharge of materials and contaminants into the environment, the disturbance of land, potential damage to flora and fauna, and other environmental concerns. As part of the Polyus Gold Group’s mining operations, the Polyus Gold Group uses various chemicals and produces wastewater that could, if improperly disposed of, have a negative impact on wildlife and vegetation. In addition, the Polyus Gold Group uses hazardous materials, such as solvents, to clean, refurbish and maintain its equipment. Russian laws and regulations set various health and environmental quality standards, provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to compensate for environmental damage and restore environmental conditions.

Environmental protection laws are primarily set forth in the Federal Law dated 10 January 2002 “On Environmental Protection” No. 7-FZ, as amended (the “Environmental Protection Law”), together with a number of other federal and local legal acts.

Pay-to-pollute

The Environmental Protection Law establishes a “pay-to-pollute” regime administered by federal and local authorities. Additional payment obligations may arise under the Water Code, the Federal Law dated 24 June 1998 “On the Wastes of Production and Consumption” No.89-FZ, as amended, and the Federal Law dated 4 May 1999 “On Atmospheric Air Protection” No. 96-FZ, as amended.

On 12 March 2004, the Government of the Russian Federation created the Federal Service for Surveillance in the Sphere of Ecology and Environmental Use under the auspices of the Ministry of Natural Resources (as well as the Federal Agency for Subsoil Use), and transferred the control and surveillance functions of the Ministry of Natural Resources to this service. A Decree of the President of the Russian Federation No. 649 of 20 May 2004, commencing 22 May 2004, transformed the Federal Service for Surveillance in the Sphere of Ecology and Environmental Use into the Federal Service for Surveillance in the Sphere of Environmental Use, and transferred its ecology surveillance functions to the authorised Federal Service for Ecological, Technological and Nuclear Supervision, which is now the authority responsible for administering the “pay-to-pollute” regime.

The Government of the Russian Federation and the Rostechnadsor have established standards which regulate the permissible impact of industrial and other business activities on the environment. They have also determined limits for emissions and disposal of hazardous substances, waste disposal and soil and subsoil contamination. Companies must develop their own pollution standards based on these statutory standards, as modified to take into account the type and scale of the

Back to Contents

PART XII  REGULATORY MATTERS

environmental impact of their operations. Companies must then submit these standards for approval by the Rostechnadzor, which, if those standards do not comply with the relevant regulations, may determine the applicable limit for pollution and require the relevant company to prepare and submit a programme for the reduction of emissions or disposals to the prescribed limit. The law generally requires a company to implement an emission reduction programme within a specified period.

The Rostechnadzor assesses fees on a sliding scale for both the statutory or individually approved limits on emissions and effluents and for pollution in excess of these limits. It imposes the lowest charges for pollution within the statutory limits, intermediate fees for pollution within the individually approved limits, and the highest fees for pollution exceeding such limits. Payments of such fees do not relieve a company from its responsibility to take environmental protection measures and undertake restoration and clean-up activities. The Polyus Gold Group paid approximately USD 335,000, USD 305,000 and USD 379,000 in such charges in 2010, 2009, and 2008, respectively.

Ecological approval

The Federal Law dated 23 November 1995 No. 174-FZ “On Ecological Expert Examination” (the “Ecological Examination Law”) provides for mandatory ecological approval of certain types of activities to prevent negative impact of such activities on the environment. Ecological approval must be obtained from federal or regional authorities based on the list of activities set forth by the Ecological Examination Law. Violation of the requirements of the Ecological Examination Law may result in administrative fines, civil liability (to compensate for damages and losses) and criminal liability as described below.

Enforcement authorities

The Russian Federal Service for Surveillance in the Sphere of Environmental Use, the Rostechnadzor, the Russian Federal Service for Hydrometrology and Environmental Monitoring, the Russian Federal Agency on Subsoil Use, the Russian Federal Agency on Forestry and the Russian Federal Agency on Water Resources (along with their regional branches) are primarily responsible for environmental control, and the monitoring, implementation and enforcement of the relevant laws and regulations. The Government of the Russian Federation and the Russian Ministry of Natural Resources and Ecology are responsible for coordinating the activities of the regulatory authorities in this area. Such regulatory authorities, along with other state authorities, individuals and public and non-governmental authorities also have the right to initiate lawsuits for the compensation of damage caused to the environment. The statute of limitations for such lawsuits is 20 years.

Environmental liability

If the operations of a company violate environmental requirements or cause harm to the environment or any individual or legal entity, a court action may be brought to limit or ban these operations and require the company to remedy the effects of the violation. Any company or employees that fail to comply with environmental regulations may be subject to administrative or civil liability, and individuals may be held criminally liable. Courts may also impose clean-up obligations on violators in lieu of or in addition to imposing fines. The Polyus Gold Group has, in the past, been subject to court actions and fines in relation to breaches of environmental regulations.

Reclamation

Reclamation activities such as re-cultivation, restoration, regeneration and other methods of rehabilitation are prescribed in the Basic Regulation on Land Reclamation, Removal, Preservation, and Rational Use of the Fertile Soil Layer, approved by Order No. 525/67 of 22 December 1995, of the Ministry of Natural Resources and the Russian Committee for Land Resources and Land Use. In general, reclamation activities of the Polyus Gold Group involve both a technical stage and a biological stage. In the first, technical stage, the Polyus Gold Group backfills pits, grades and terraces mound slopes, levels the surface of the mounds, and adds clay rock on top for greater adaptability of young plants. In the second, biological stage, the Polyus Gold Group plants conifers, such as pine, larch or cedar, on horizontal and gently sloping surfaces, as well as shrubs and bushes to reinforce inclines. Russian environmental regulations do not require mines to achieve the approximate original contour of the property as is required, for example, in the United States.

Back to Contents

PART XII  REGULATORY MATTERS

Environmental protection programmes

The Polyus Gold Group has been developing and implementing environmental protection programmes. Such programmes include measures to aid the Polyus Gold Group in its adherence to the limits imposed on air and water pollution and storage of industrial waste, the introduction of environmentally friendly industrial technologies, the construction of purification and filtering facilities, the repair and reconstruction of industrial water supply systems, the installation of metering systems, reforestation and the recycling of water and industrial waste.

Regulation of Real Estate

At present, the Russian Federation or the Russian regions and municipalities own most land in Russia, and only a small proportion of land is in private ownership. A relatively higher proportion of buildings and similar real estate is privately owned due to a less restrictive regulatory regime which applies to such property.

Under the Russian Land Code, companies generally have one of the following rights in relation to the use of land in the Russian Federation: (i) ownership, (ii) right of free use for a fixed term or (iii) lease. The Polyus Gold Group owns or leases the majority of land plots that it uses in its activities.

The Government of the Russian Federation records details of land plots, including their measurements and boundaries, in a unified register, or “cadastre”. As a general rule, a landowner must obtain a state cadastre number for a land plot as a condition to selling, leasing or otherwise transferring interests in that plot. As described below, the government maintains a separate register for the registration of all real estate and transactions relating to that real estate.

Russian law categorises all land as having a particular designated purpose, for example agricultural land, land for use by industrial enterprises, power stations and communication companies, land for military purposes, forestry land and reserved land (i.e., land which is owned by the state but which may be transferred to any of the other categories). People may only use land in accordance with the purpose designated by the relevant category.

Under the Land Code, the state or municipalities may generally sell or lease land plots owned by them to Russian and foreign individuals or legal entities. However, Russian law prevents certain land plots owned by the state from being sold or leased to the private sector and are referred to as being “withdrawn from commerce” (for example, natural reserves and land used for military purposes). Other land plots may be subject to ownership restrictions which stipulate that such plots may be held by the private sector only under a lease (for example, land reserved for cultural heritage).

Under Russian law, it is possible that the person or entity holding the ownership rights to a building may not be the same person or entity holding the ownership rights to the land plot on which such building is constructed. In such circumstances, the owner of that building, as a general rule, has a right of permanent use over the relevant portion of that plot of land, unless otherwise determined by law, contract or the regulatory decision which determined the allocation of that plot of land. Moreover, an owner of a building or plot of land may require that the owner of an adjoining plot of land grants a right of limited use of such adjoining plot of land (servitude) in his favour. Federal, regional or municipal authorities may exercise similar rights in the interests of the state, municipality or local population.

State registration of real estate and transactions involving registered real estate

The Russian Federal Service for State Registration, Cadastre and Cartography (the “Russian Federal Registration Service”) maintains the Unified State Register of Rights to Immovable Property and Transactions Therewith (the “Register of Rights”). The Federal Law dated 21 July 1997 “On State Registration of Rights to Immovable Property and Transactions Therewith” No.122-FZ, as amended, requires registration in the Register of Rights for, among others, (i) buildings, facilities, land plots and other real estate and (ii) specified transactions involving such registered real estate, including the establishment of trusts, sales, mortgages, as well as leases for a term of not less than one year (with certain exceptions). Regional divisions of the Russian Federal Registration Service effect registration in the Russian region where the property is located, and a person acquires rights to the relevant real estate only upon such state registration. A failure to register a transaction which requires state registration generally results in the transaction being rendered null and void.

Back to Contents

PART XII  REGULATORY MATTERS

Regulation of the sale and lease of real estate

The Civil Code requires that agreements for the sale or lease of buildings expressly set out the price of such sale or lease. In relation to leases, both the rights granted by the lease and the lease agreement (other than lease agreements for a term of less than one year) require registration. In relation to sales, only the transfer of ownership effected by the relevant sale (but not the sale agreement itself) requires registration.

Technical Regulation

The Polyus Gold Group is subject to various technical regulations and standards which apply to industrial manufacturing businesses. The Technical Regulation Law introduced on 1 July 2003 a new regime for the development, enactment, application and enforcement of mandatory rules applicable to products, manufacturing, storage, transportation, sales and certain other operations and processes, as well as new regulations relating to the quality of products and processes, including technical regulations, standards and certification. Following this adoption, technical regulations will replace the previously adopted state standards (the so-called “GOSTs”). However, the Government of the Russian Federation has not yet implemented most technical regulations, and, in the absence of such technical regulations, the existing federal laws and regulations, including GOSTs, that prescribe rules for different products and processes, remain in force to the extent that they protect health, property, the environment or consumers. In any event, the federal authority has declared GOSTs and interstate standards adopted before 1 July 2003 to be the applicable national standards.

In certain circumstances, Russian law requires companies to obtain certification of compliance with applicable technical regulations, standards and terms of contracts. Currently, companies must certify a number of products containing precious metals and Russian law requires mandatory certification under a classification system. Where certification is not mandatory, a company may elect for voluntary certification by applying for a compliance certificate from the relevant authorities. Following the issuance of that certificate, the applicant has the right to use the relevant compliance mark on its products.

Health and Safety

Due to the nature of the business of the Polyus Gold Group, it conducts much of its activity at industrial sites by large numbers of workers, and workplace safety issues are of significant importance to the operation of these sites.

The principal law regulating industrial safety is the Federal Law dated 21 July 1997 “On Industrial Safety of Dangerous Industrial Facilities” No. 116-FZ, as amended, (the “Safety Law”). The Safety Law applies, in particular, to industrial facilities and sites where companies undertake certain activities, including sites where companies use lifting machines, produce alloys of ferrous and non-ferrous metals, and conduct certain types of mining. The Safety Law also contains a comprehensive list of dangerous substances and their permitted concentration, and extends to facilities and sites where companies use these substances.

Other Russian regulations address safety rules for coal mines, the production and processing of ore, the blast-furnace industry, gold smelting and alloy production. Additional safety rules also apply to certain industries, including metallurgical and coke chemical enterprises, and the foundry industry.

Any construction, reconstruction, liquidation or other activity in relation to regulated industrial sites is subject to a state industrial safety review. Any deviation from project documentation in the process of construction, reconstruction and liquidation of industrial sites is prohibited, unless the revised documentation undergoes state expert examination and the Rostechnadzor approves the same.

Companies that operate such industrial facilities and sites have a wide range of obligations under the Safety Law and other laws, including the Russian Labour Code effective from 1 February 2002, as amended (the “Labour Code”). In particular, companies must limit access to such sites to qualified specialists, maintain industrial safety controls, have third-party insurance liability for injuries caused in the course of operating industrial sites and comply with other specific obligations. The Safety Law also requires these companies to enter into contracts with professional wrecking companies or in some cases, create their own wrecking services, conduct personnel training programmes, create systems to cope with and inform the Rostechnadzor of accidents and maintain these systems in good working order.

Back to Contents

PART XII  REGULATORY MATTERS

In some cases, companies operating industrial sites must also prepare declarations of industrial safety which summarise the risks associated with operating a particular industrial site and the measures the company has taken, and will take, to mitigate such risks and use the site in accordance with applicable industrial safety requirements. The chief executive officer of the company must adopt such declarations, and will be personally responsible for the completeness and accuracy of the data contained in the declarations. The Rostechnadzor requires the industrial safety declaration, as well as a state industrial safety review, for the issuance of a licence permitting the operation of a dangerous industrial facility when such licence is required by law.

The Rostechnadzor has broad authority in the field of industrial safety. In the event of an accident, a special commission led by a representative of the Rostechnadzor conducts a technical investigation of the cause of the incident. The company operating the hazardous industrial facility where the accident took place must bear all the costs of such investigation. The officials of the Rostechnadzor have the right to access industrial sites and may inspect documents to ensure a company’s compliance with safety rules. The Russian Federal Service for Environmental, Technological and Nuclear Supervision may suspend or terminate operations or impose administrative liability.

Any company or individual violating industrial safety rules may incur administrative and/or civil liability, and individuals may also incur criminal liability. A company that violates safety rules in a way that negatively impacts the health of an individual may also be obliged to compensate the individual for lost earnings, as well as health-related damages.

Employment and Labour

The Labour Code is the key law in Russia which governs labour matters. In addition to this core legislation, various federal laws, such as the Law dated 19 April 1991 “On Employment of Population in the Russian Federation” No. 1032-1, as amended, regulate relationships between employers and employees.

Employment contracts

As a general rule, employers must conclude employment contracts for an indefinite term with all employees. Russian labour legislation expressly limits the possibility of entering into fixed term employment contracts. However, employers and employees may enter into an employment contract for a fixed term in certain cases where it is not possible to establish labour relations for an indefinite term due to the nature of the duties or the conditions of the performance of such duties, as well as in other cases expressly identified by federal law.

An employer may terminate an employment contract only on the basis of the specific grounds stated in the Labour Code, including:

•	liquidation of the enterprise or downsizing of staff;

•	failure of the employee to comply with the position’s requirements due to incompetence;

•	systematic failure of the employee to fulfil his or her labour duties if he or she was the subject of disciplinary measures;

•	a gross violation by the employee of labour duties; and

•	provision by the employee of false documents upon entering into the employment contract.

Employees’ rights

The Labour Code provides an employee with certain minimum rights, which an employer may extend by an employment contract, including the right to a working environment which complies with health and safety requirements and the right to receive a salary on a timely basis and to participate in the management of the authorised entity.

An employee dismissed from an enterprise due to downsizing or liquidation is entitled to receive compensation from his or her employer, including a severance payment and, depending on the circumstances, salary payments for a specified period of time.

The Labour Code also provides protections for specified categories of employees. For example, except in limited circumstances, an employer cannot dismiss minors, expectant mothers, mothers with a child under the age of three, single mothers with a child under the age of 14 (or with a disabled child under the age of 18) or other persons caring for a child under the age of 14 without a mother.

Back to Contents

PART XII  REGULATORY MATTERS

Any termination by an employer that is inconsistent with the Labour Code requirements may be invalidated by a court which may require the employer to reinstate such employee. Lawsuits resulting in the reinstatement of illegally dismissed employees and the payment of damages for wrongful dismissal are increasingly frequent and Russian courts tend to support employees’ rights in most cases. Where a court reinstates an employee, the employer must compensate the employee for unpaid salary for the period between the wrongful termination and reinstatement, as well as for any mental distress.

Work time

The Labour Code sets the regular working week at 40 hours. An employer must compensate an employee for any time worked beyond 40 hours per week, as well as work on public holidays and weekends, at a higher rate.

Annual paid vacation leave under the law is generally 28 calendar days. The Polyus Gold Group’s employees who perform underground and open-pit mining works or other work in harmful conditions are entitled to additional paid vacation of up to 14 working days.

The retirement age in the Russian Federation is 60 years for males and 55 years for females. However, the retirement age for male miners who have worked in underground mines for at least 10 years, and females who have worked in underground mines for at least seven years and six months, is 50 years and 45 years, respectively. Persons who have worked as miners in open-pit mines or underground mines for at least 25 years, and in specified circumstances for at least 20 years, may also retire, regardless of age.

Salary

The minimum monthly salary in Russia is established by federal law from time to time. Starting from 1 January 2009, the minimum monthly salary is set at an amount of RUB 4,330. Although the law requires that the minimum wage be at or above a minimum subsistence level, the current statutory minimum monthly salary is generally considered to be less than the minimum subsistence level. Salaries of the Polyus Gold Group’s employees are generally higher than the statutory minimum and none are below such minimum.

Strikes

The Labour Code defines a strike as the temporary and voluntary refusal of workers to fulfil their work duties with the intention of settling a collective labour dispute. Russian legislation contains several requirements which must be met for strikes to be legal. An employer may not use an employee’s participation in a legal strike as grounds for terminating an employment contract, although Russian law generally does not require employers to pay wages to striking employees for the duration of the strike. Conversely, an employee’s participation in an illegal strike may provide adequate grounds for termination of his employment contract.

Trade unions

Trade unions are defined by the Federal Law dated 12 January 1996 No. 10-FZ “On Trade Unions, Their Rights and Guaranties of Their Activity”, as amended (the “Trade Union Law”) as voluntary unions of individuals with common professional interests which are created for the purposes of representing and protecting social and labour rights and interests of their members. Russian law also permits national trade union associations, which coordinate activities of trade unions throughout Russia.

Although Russian labour regulations have curtailed the authority of trade unions, they still retain significant influence over employees and, as such, may affect the operations of large industrial companies in Russia. The Polyus Gold Group’s management routinely interacts with trade unions in order to ensure the appropriate treatment of its employees and the stability of the Polyus Gold Group’s business.

The activities of trade unions are generally governed by the Trade Union Law and applicable legal acts including the Labour Code of Russia.

As part of their activities, trade unions may:

•	negotiate collective contracts and agreements such as those between the trade unions and employers, federal, regional and local governmental authorities and other entities;

•	monitor compliance with labour laws, collective contracts and other agreements;

Back to Contents

PART XII  REGULATORY MATTERS

•	access work sites and offices, and request information relating to labour issues from the management of companies and state and municipal authorities;

•	represent their members and other employees in individual and collective labour disputes with management;

•	participate in strikes, meetings to protect social and labour rights of employees; and

•	monitor the redundancy of employees and seek action by municipal authorities to delay or suspend mass redundancies.

Russian laws require that companies cooperate with trade unions and do not interfere with their activities. Trade unions and their members enjoy certain guarantees as well, such as:

•	legal protection from redundancy without the consent of the relevant trade unions for employees elected or appointed to the management of trade unions;

•	protection from dismissal on the initiative of the employer without prior consent of the management of the trade union and, in certain circumstances, the consent of the relevant trade union association;

•	the retention of job positions for those employees who stop working due to their election to the management of trade unions;

•	protection from dismissal for employees who previously served in the management of a trade union for two years after the termination of the office term; and

•	the provision of the necessary equipment, premises and transportation vehicles by the employer for use by the trade union free of charge, if provided for by a collective bargaining contract or other agreement.

If a trade union discovers any violation of work condition requirements, notification is sent to the employer with a request to cure the violation and to suspend work if there is an immediate threat to the lives or health of employees. The trade union may also apply to state authorities and labour inspectors and prosecutors to ensure that an employer does not violate Russian labour laws. Trade unions may also initiate collective labour disputes, which may lead to strikes.

To initiate a collective labour dispute, trade unions must present their demands to the employer. The employer is then obliged to consider the demands and notify the trade union of its decision. If the dispute remains unresolved, a reconciliation commission attempts to end the dispute. If this proves unsuccessful, collective labour disputes are generally referred to mediation or labour arbitration.

The Trade Union Law provides that those who violate the rights and guarantees of trade unions and their officers may be subject to disciplinary, administrative and criminal liability. Although neither the Russian Code on Administrative Misdemeanours of 30 December 2001, as amended, nor the Russian Criminal Code of 13 June 1996, as amended, currently has provisions specifically relating to these violations, general provisions and sanctions may be applicable.

Regulation of Competition

The Law “On Protection of Competition” No.135-FZ of 26 July 2006, as amended (the “Competition Law”), regulates competition in Russia, through the Russian Federal Anti-Monopoly Service (the “FAS”).

Register of market participants

As part of its competition monitoring activities, the Competition Law requires the FAS to maintain a register of companies which have a share in excess of 35% in a particular commodity market (the “Register”). Other than CJSC Vitimenergo, neither Polyus Gold nor any of the companies in the Polyus Gold Group are currently included in the Register. CJSC Vitimenergo is included as an entity holding more than a 65% share in the electric power transmission services market and telecommunications services market in the Bodaibo district of Irkutsk region of Russia. CJSC Vitimenergo does not have a material effect on the Polyus Gold Group’s consolidated results of operations.

Dominant position in the market

The Competition Law determines a dominant position pursuant to certain criteria, including, among other things, where a company or a group of persons has a market share in a particular commodity market in excess of 50%, unless the FAS specifically establishes that the relevant

Back to Contents

PART XII  REGULATORY MATTERS

company does not have a dominant position. However, even if a company has a market share of less than 50% in a particular commodity market, the FAS may still specifically determine that such company has a dominant position. The Competition Law assumes that a company has a dominant position if it (i) has a substantial influence on the circulation of goods in a particular commodity market, (ii) may force other participants from such market, or (iii) may restrict the access of other companies to such market. The Competition Law also provides for a new principle based on “collective” dominance, which applies to a number of markets characterised by an absence of substitute goods and fixed demand for goods. In such markets, any one of three or fewer entities with a total market share of more than 50%, or any one of five or fewer entities with a total market share of more than 70% (and the share of each such entity is bigger than the shares of other participants on this market and in no event is less than 8%), shall be deemed to be in a dominant position to the extent that, for a period of at least one year or for the period of existence of the relevant market, the market shares of the respective entities do not change in any significant respect and the access of new competitors to this market is impeded.

As a general rule, a company may not be deemed to be in a dominant position if its market share is less than 35% but this rule does not apply if (i) the company is holding a collective dominant position (as described above); (ii) the dominant position of the company holding less than 35% of market share is determined by the federal law or (iii) the dominance is determined by the anti-monopoly body upon conducting the analysis of the competitive situation on the market if the company is subject to compliance with certain requirements provided for by the Competition Law.

Russian law prohibits companies having a dominant position from, among other things, entering into agreements which have the effect of price fixing or which otherwise have the effect of limiting competition, artificially limiting the supply of goods, maintaining high or low monopolistic prices and refusing without justification to sell goods to third parties. Companies in a dominant position may also become subject to additional anti-monopoly restrictions imposed by the FAS.

Merger control

The FAS also exercises state control over competition by reviewing merger and acquisition transactions. Relevant persons must obtain prior anti-monopoly clearance from the FAS in respect of the acquisition of (i) more than 25% of the voting shares in a joint stock company (or a one-third interest in a limited liability company) and any subsequent increase of that stake to more than 50% or more than 75% of the voting shares (or a one-half and two-third interest in a limited liability company), (ii) fixed production assets or goodwill of a company, with certain exceptions, in an amount exceeding 25% of the aggregate balance sheet value of all fixed production assets and goodwill of such company, with certain exceptions, or (iii) the right to control the business activities of another company or perform the functions of its executive body. Certain other transactions are also subject to a prior anti-monopoly clearance from the FAS.

Any of the above acquisition transactions would require prior approval by the FAS if (i) the aggregate asset value of a purchaser (and its group) together with the target (and its group) exceeds RUB 7 billion, or the total revenues of such persons for the preceding calendar year exceed RUB 10 billion and (ii) the total asset value of the target (and its group) exceeds RUB 250 million. In addition, prior approval is required if any of the purchaser (or its group entity) or the target (or its group entity) is included in the Register. Mergers and acquisitions within the same group are exempt from pre-transactional clearance by the FAS, subject to compliance with certain reporting requirements.

The same acquisition transactions outlined above would require subsequent notification (within 45 days post closing) to the FAS if the aggregate asset value or total revenues of a purchaser (and its group) and a target (and its group) for the preceding calendar year exceed RUB 400 million and, at the same time, the total asset value of the target (and its group) exceeds RUB 60 million.

In each case, Russian law determines total revenues and asset value in accordance with the relevant companies’ financial statements prepared under Russian Accounting Standards.

Foreign investment in sectors that are of strategic importance for the national security and defence of the Russian Federation, including the subsoil sector

On 7 May 2008, new laws came into effect that changed the legal environment for foreign investment in sectors that are of strategic importance for the national security and defence of the Russian Federation, including the gold mining industry, in which the Polyus Gold Group operates. The relevant laws are (i) the Foreign Investments Law and (ii) the Amending Law (together with

Back to Contents

PART XII  REGULATORY MATTERS

the Foreign Investments Law, the “Strategic Laws”), which among other things, the Amending Law has introduced various amendments to the Russian Subsoil Law.

The Foreign Investments Law provides for stringent requirements in respect of foreign investment in Strategic Subsoil Companies. In particular, foreign investors, or a group of persons including a foreign investor, intending to enter into a transaction which results in the acquisition of “control” (as defined below) over Strategic Subsoil Companies are required to obtain the prior approval of the Government Commission on Monitoring Foreign Investment in the Russian Federation. Pursuant to the Russian Subsoil Law, subsoil plots of federal importance include, among other things, subsoil plots with aggregate gold reserves exceeding or equal to 50 tonnes of gold (based on the data contained in the State Balance of Reserves of Mineral Resources on or after 1 January 2006). The list of subsoil plots of federal importance was officially published in March 2009, and subsequently amended in March 2010. A number of subsoil plots, licences with respect to which are held by subsidiaries of Polyus Gold, CJSC Polyus, CJSC Tonoda, OJSC SVMC, OJSC Matrosov Mine, LLC Amurskoye GRP and OJSC Pervenets, are included on the published list.

Pursuant to the Foreign Investment Law, acquisition by a foreign investor (or a “group” of persons (as defined in the Competition Law) including one or more foreign investors) of 10% or more of the voting shares of a Strategic Subsoil Company, means that such acquisition shall be subject to prior approval in accordance with the Foreign Investment Law. Moreover, the Foreign Investments Law further provides that if a foreign investor (or a group of persons including one or more foreign investors) already exercises direct or indirect “control” (as defined in the Foreign Investments Law) over 10% or more of the voting shares of a Strategic Subsoil Company, each subsequent acquisition of shares of such Strategic Subsoil Company by the foreign investor (or group of persons including the foreign investor) would require the prior approval of the Government Commission on Monitoring Foreign Investment in the Russian Federation. The Foreign Investment Law is not clear as to whether an acquisition of shares in a holding company of a Strategic Subsoil Company would be subject to similar limitations, although this is likely to be the case. Failure to obtain such prior approval will either render the relevant transaction void or may prevent the relevant foreign investor, or the group of persons including the foreign investor, from voting at the general shareholders meetings of the relevant Strategic Subsoil Company.

Furthermore, should a foreign investor or a group of persons including a foreign investor establish control over a Strategic Subsoil Company as a result of events other than the direct acquisition of shares, for example, as a result of a buy-out or redemption by the Strategic Subsoil Company of its own shares, a conversion of its preferred shares into ordinary shares or otherwise, the relevant foreign investor or a group of persons including a foreign investor would be obliged to apply for approval of control by the Governmental Commission on Monitoring Foreign Investment in the Russian Federation within three months from the date of establishment of control. Failure to apply for such approval may result in a prohibition on voting, as set out above. Should the Government Commission on Monitoring Foreign Investment in the Russian Federation refuse to approve the establishment of foreign control over a Strategic Subsoil Company, the relevant foreign investor or a group of persons including a foreign investor would be obliged to dispose of all or part of its shares so that the remaining shares do not represent a controlling stake. The failure of a foreign investor (or a group of persons including a foreign investor) to do so within three months from the date when the prior governmental approval is declined would enable the FAS to file a lawsuit in a Russian court requiring that a foreign investor (or a group of persons including a foreign investor) in breach of the above requirements be prohibited from voting at the general shareholders meeting of the Strategic Subsoil Company.

The Russian Subsoil Law also provides that exploration and production at a subsoil plot of federal importance, even under a previously issued combined subsoil licence, may only be commenced on the basis of a decision of the Government of the Russian Federation obtained following the completion of geological research. If, in the course of geological research at a subsoil plot, a foreign investor or a Russian legal entity with foreign participation discovers a deposit which meets the criteria for a subsoil plot of federal importance, and there may be the possibility of an apparent threat to the national security of the Russian Federation, the licensing authorities have the right to revoke the respective combined subsoil licence or refuse to grant an exploration and production subsoil licence upon a decision of the Government of the Russian Federation. In the case of such a revocation, the Russian Subsoil Law contemplates the reimbursement to the licence holder of costs incurred in connection with prospecting and evaluating the relevant deposit and the amount of the one-off fee for subsoil use paid under the terms of the respective combined subsoil licence

Back to Contents

PART XII  REGULATORY MATTERS

or geological research licence, as well as payment of a premium in accordance with applicable procedures. There is no assurance, however, that such amounts would cover the licence holder’s actual costs, or be paid at all. In addition, the Russian Subsoil Law provides that only Russian legal entities are entitled to use subsoil plots of federal importance. In the interests of national security, Russian legal entities with foreign participation may also be subject to limitations imposed by the Russian Government on participation in subsoil auctions or tenders for the use of subsoil plots of federal importance. The rights to use a subsoil plot of federal importance may not be transferred to legal entities controlled by a foreign investor or a group of persons including a foreign investor, save for the transfer of rights in exceptional cases at the discretion of the Russian Government.

The Strategic Laws are worded vaguely, which leaves wide scope for their interpretation by the competent state authorities. For example, the Strategic Laws are unclear on various issues including the exact definition of the term “legal entity with foreign participation”, the explicit scope of the transactions subject to regulation and the approval procedure for such transactions. Although the newly adopted laws do not apply retroactively, and generally apply to transactions and legal relationships taking place or arising after 7 May 2008, there is no assurance that the Strategic Laws will not be amended or otherwise supplemented to apply retroactively or to include additional provisions that may be onerous for the Polyus Gold Group.

Pursuant to the list of subsoil plots of federal importance published in March 2009 and amended in March 2010, as at the date of this Prospectus, certain material subsidiaries of Polyus Gold, namely, CJSC Polyus (the holder of the licences with respect to Olimpiada and Blagodatnoye deposits), CJSC Tonoda (the holder of the licence with respect to Chertovo Koryto deposit), OJSC SVMC (the holder of the licence with respect to the Nezhclaninskoye deposit), OJSC Matrosov Mine (the holder of the licence with respect to Natalka deposit) LLC Amurskoye GRP (the holder of the licence with respect to Bamskoye deposit) and OJSC Pervenets (the holder of the licence with respect to Verninskoye deposit), are using subsoil plots of federal importance, as defined in the Russian Subsoil Law and therefore are considered Strategic Subsoil Companies. Consequently, any foreign investor (or a group of persons including one or more foreign investors) acquiring 10% or more of the share capital of Polyus Gold, including, after the Transactions, through share holdings in the DRs, or otherwise establishing control over Polyus Gold and its subsidiaries, as set out above, would be required to obtain the prior approval of the competent state authorities of the Russian Federation to proceed with such acquisition. Otherwise, an acquisition effected without such prior approval will be deemed void or the acquiring entity could be deprived of its voting rights, as outlined above. See “Part II – Risk Factors – Risks Relating to the Countries in which the Combined Group will Operate – The Russian Federation – “Part II – Risks Relating to Russian legislation and may not adequately protect against expropriation and nationalisation” the countries in which the Combined Group will operate – The Russian Federation – tax legislation and regulations are complex, uncertain and often enforced in a manner that does not favour tax payers, and the Polyus Gold Group may be subject to greater than expected tax burdens”.

Currency Restrictions

The Polyus Gold Group’s operations are subject to certain currency control restrictions, which are set forth in the Currency Law and respective regulations of The Central Bank of the Russian Federation (the “CBR”).

Pursuant to the Currency Law, Russian residents and non-residents may settle transactions between them either in roubles or in a foreign currency, and there are no restrictions on currency operations between Russian residents and non-residents.

Under the Currency Law, Russian residents conducting foreign trade operations must, subject to certain exemptions stipulated by the Currency Law, repatriate to accounts in authorised Russian banks all roubles and foreign currency payable to them under foreign trade contracts. In addition, such Russian residents must procure the repatriation of funds paid to non-residents for goods, works, services, intellectual property and information that were not delivered into the Russian Federation.

In addition, the Currency Law and the CBR Regulation No. 117-I of 15 June 2004 set forth the requirement for Russian residents to open a “transaction passport” with an authorised Russian bank to comply with CBR regulations on currency control. This procedure applies, as a general rule (i) to export and import operations between Russian residents and non-residents, and (ii) to loans

Back to Contents

PART XII  REGULATORY MATTERS

granted to Russian residents by non-residents (and vice versa). In relation to imports, the relevant parties must complete this procedure prior to making payments for the imported goods.

Currency Control With Respect to Share Transfers and Dividend Payments

Currency operations in relation to share transfers between Russian residents and non-residents may be conducted without limitations, unless otherwise provided in Russian currency law and respective regulations of the CBR. Most exchange control restrictions for operations between Russian residents and non-residents were abolished with effect from 1 January 2007.

Non-residents may receive dividends declared by Russian companies both in foreign currencies and roubles. Dividends declared and paid in roubles may be further converted through Russian authorised banks and remitted outside of Russia.

Share Acquisitions above Certain Thresholds and Takeover Protection

A person who acquires more than 30%, 50% or 75% (as appropriate) of the Polyus Shares (taking into account those it already holds together with its affiliates) must make a public offer to purchase the remaining Polyus Shares from the shareholders within 35 days of the acquisition (a “mandatory offer”). An acquiring entity’s payment obligations arising from a mandatory offer must be secured by an irrevocable bank guarantee valid for at least six months after the expiration date of the relevant acceptance period.

If the Private Exchange Offer and exercise of the Options are successfully completed, KazakhGold will acquire more than 30% of the outstanding Polyus Shares and will be required to make a mandatory tender offer in cash for all the outstanding Polyus Shares not owned by it.

At any time after Polyus Gold receives a mandatory offer, and until 25 days prior to the expiration of the relevant acceptance period, any person has the right to make a competing offer (that satisfies the requirements for the mandatory offer) to purchase the same number of Polyus Shares at a price that is not less than the price offered in the mandatory offer. Any shareholder may revoke its previous acceptance of the initial offer and accept the competing offer. A copy of the competing offer must be sent to the person who made the respective mandatory offer so that such person has the opportunity to amend its offer by increasing the purchase price or shortening the settlement period.

In addition, from the date upon which a mandatory offer has been made until 20 days after the expiration of the period for acceptance of such mandatory offer, decisions on share capital increases through an additional share issuance, approval of an interested party transactions and certain other transactions and issues may only be made by a resolution of the general shareholders meeting.

The price to be offered for Polyus Shares in a mandatory offer may not be lower than the highest of the following amounts:

•	the weighted average price of Polyus Shares as quoted by Russian stock exchanges during the six month period preceding the date on which the mandatory offer is submitted to the FSFM; or

•	the highest price at which the acquiring entity or its affiliates acquired or offered to acquire any Polyus Shares during the six month period preceding the date on which the mandatory offer is received by Polyus Gold.

If, as a result of the mandatory offer, an acquiring entity purchases more than 95% of the Polyus Shares, it will have an obligation to:

•	notify all the other shareholders (within 35 days of the acquisition of Polyus Shares which take such acquiring entity’s holding above such threshold) of their right to sell their Polyus Shares and other securities convertible into Polyus Shares to such acquiring entity; and

•	purchase their Polyus Shares or convertible securities upon request of each such minority shareholder.

In addition, as an alternative to giving such notice, the acquiring entity has the right to deliver a mandatory buy-out request, requiring the minority shareholders to sell their Polyus Shares to it, provided that at least 10% of Polyus Shares were acquired as a result of the mandatory offer. Any such buy-out request must be secured by an irrevocable bank guarantee.

As Polyus Gold is publicly traded, prior notice of a mandatory offer, a compulsory acquisition or a mandatory buy-out request, as the case may be, must be filed with the FSFM at least 15 days

Back to Contents

PART XII  REGULATORY MATTERS

prior to submission of the mandatory offer to Polyus Gold. The FSFM may require revisions to be made to the terms of the offer or buy-out request (including the price) in order to bring them into compliance with the applicable rules.

Interested Party Transactions

Under the Russian Joint Stock Companies Law, certain transactions defined as “Interested Party Transactions” require, subject to certain exemptions, approval by Polyus Gold directors, independent directors or shareholders of Polyus Gold who are not interested in the transaction. Interested Party Transactions include transactions involving a member of the Board, a member of any executive body of Polyus Gold, any shareholder that owns, together with its affiliates, at least 20% of Polyus Gold’s issued voting shares, or any person who is entitled to give binding instructions to Polyus Gold, if that person (or that person’s spouse, parents, children, adoptive parents or children, siblings and/or that person’s affiliates), is:

•	a party to, or a beneficiary of, a transaction with Polyus Gold, whether directly or as a representative or intermediary;

•	the owner, individually or collectively, of at least 20% of the issued shares of a legal entity that is a party to, or a beneficiary of, a transaction with Polyus Gold, whether directly or as a representative or intermediary;

•	a member of any management body of a company or a member of any management body of the managing organisation of such company that is a party to, or a beneficiary of, a transaction with Polyus Gold, whether directly or as a representative or intermediary; or

•	in certain other cases stipulated by Russian law.

The Russian Joint Stock Companies Law requires that an Interested Party Transaction of a company with more than 1,000 shareholders (such as Polyus Gold) must be approved by a majority vote of the independent directors of such company who are not interested in the transaction. For companies with 1,000 or fewer shareholders, an Interested Party Transaction must be approved by a majority vote of the directors who are not interested in the transaction if the number of independent directors is sufficient to constitute a quorum.

The approval of an Interested Party Transaction by a majority of shareholders who are not interested in the transaction is required if:

•	the value of such transaction or a series of inter-related transactions represent 2% or more of the balance sheet value of Polyus Gold’s assets as determined under RAS;

•	the transaction or a series of inter-related transactions involves the placement through subscription or secondary market sale of shares in an amount exceeding 2% of the aggregate of Polyus Gold’s issued ordinary shares and ordinary shares into which issued convertible securities may be converted;

•	the transaction or a series of inter-related transactions involves placement through subscription of securities convertible into shares that may be converted into ordinary shares constituting more than 2% of the aggregate of Polyus Gold’s issued ordinary shares and ordinary shares into which convertible securities may be converted; or

•	all the members of the Board are interested parties, or none of them is an independent director.

The approval by a majority of shareholders who are not interested in the transaction is not required for an Interested Party Transaction if such transaction is substantially similar to transactions concluded by Polyus Gold and the interested party in the ordinary course of business before such party became an interested party with respect to the transaction. However, this exemption applies only to Interested Party Transactions concluded within the period commencing from the date when such party becomes an interested party until the next annual general shareholders meeting.

Any Interested Party Transaction must be approved prior to its execution. Pursuant to an action brought by Polyus Gold or any of its shareholders, a court may invalidate any Interested Party Transaction entered into in breach of the requirements established by the Russian Joint Stock Companies Law within one year from the date the party making such claim learned, or should have learned, of such transaction.

Back to Contents

PART XII  REGULATORY MATTERS

Major Transactions

The Russian Joint Stock Companies Law defines a “Major Transaction” as a transaction, or a series of transactions, involving the acquisition or disposal, or a possibility of disposal, directly or indirectly, of property having a value representing 25% or more of the balance sheet value of the assets of a company as determined under RAS as at the latest reporting date, with the exception of transactions in the ordinary course of business or transactions in connection with the placement through subscription of ordinary shares of the company or with the placement of securities convertible into ordinary shares of the company.

Accordingly, Major Transactions involving assets with a value representing between 25% and 50% of the balance sheet value of the assets of Polyus Gold require unanimous approval by all members of the Board or, in the event such approval is not obtained by the Board, a simple majority vote at a general shareholders meeting if the Board decides to refer this issue to the general shareholders meeting. Major Transactions involving assets with a value representing in excess of 50% of the balance sheet value of the assets of Polyus Gold require a three-quarters majority vote of shareholders at a general meeting.

Any Major Transaction entered into in breach of the requirements established by the Russian Joint Stock Companies Law may be invalidated by a court pursuant to an action brought by Polyus Gold or any of its shareholders within one year from the date the party making such claim learned, or should have learned, of such transaction.

Listing and Delisting of Shares on a Russian Stock Exchange

The Polyus Shares are included in quotation list “B” of each of the RTS and MICEX. Under the listing rules of both RTS and MICEX, shares of a company may be included in quotation list “B” of a Russian stock exchange, if, among other things, (i) a prospectus has been registered with the FSFM with respect to such shares, (ii) a report on the results of the share issuance has been registered by, or a notice on the results of the share issuance has been filed with, the FSFM, (iii) the company complies with Russian securities laws and regulations, (iv) any person, together with its affiliates, owns not more than 90% of the company’s shares, (v) the company has assumed certain information disclosure undertakings, (vi) capitalisation of the shares of this type is not less than RUB 1,500 million for ordinary shares and RUB 500 million for preferred shares (but see below), (vii) the company has existed for more than one year, and (viii) the monthly trading volume of the company’s shares of one class during the preceding three months is not less than RUB 1,5 million.

A company’s shares may be excluded from quotation list “B” of either RTS or MICEX if, among other things, (i) the issue of shares is cancelled, (ii) the company is liquidated, (iii) the company repeatedly violates Russian securities laws and regulations, (iv) the company has losses as a result of the preceding three years for RTS and as a result of each of the preceding three years (unless otherwise provided by law) for MICEX, (v) the company fails to comply with the requirements for the inclusion of its shares in the quotation list, or (vi) the monthly average trading volume of the company’s shares for the preceding six months falls below RUB 3 million.

If KazakhGold acquires more than 90% of Polyus Shares, following completion of the Proposed Combination Polyus Gold will be obliged to notify MICEX and RTS of such acquisition, following which Polyus Shares may be delisted and removed from the type “B” quotation list on both exchanges.

Back to Contents

PART XIII

TAXATION

This section is intended to provide a general summary of certain UK, Jersey, Kazakh and Russian tax considerations in respect of acquiring, holding and disposing of the DRs, as well as the taxation of dividends, that should be carefully considered by Polyus Securityholders.

Taxation laws are complex and the following is intended only as a general guide to the tax implications only. Polyus Securityholders should not rely on the following as tax or legal advice in relation to their own affairs but should consult their own tax advisers regarding the tax consequences applicable to their own needs and circumstances. No representation with respect to UK, Jersey, Kazakh or Russian tax consequences for any particular Polyus Securityholder or DR holder is made hereby.

The tax implications discussed below are based on the law and the KazakhGold Group’s understanding of the practice of the tax authorities in Kazakhstan, Jersey, the UK and Russia in effect at the date of this Prospectus. Neither Polyus Gold nor KazakhGold assumes any obligation to update this summary after the acceptance of the Private Exchange Offer by Polyus Securityholders for any changes in law.

For tax purposes, shares held in the form of a depositary receipt are treated in the same way as the depositary receipts which represent such shares. Therefore, all tax considerations set out in this summary in respect of shares generally should be read as equally applying to depositary receipts which represent such shares including Polyus Securities or DRs, as the context requires.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISER PRIOR TO INVESTING IN DRS AS TO THE PARTICULAR TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DRS, INCLUDING YOUR ELIGIBILITY FOR THE BENEFITS OF A DOUBLE TAX TREATY BETWEEN THE UNITED KINGDOM AND YOUR COUNTRY OF RESIDENCE, IN LIGHT OF YOUR PARTICULAR FACTS AND CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, PROVINCIAL, LOCAL AND FOREIGN TAX LAWS.

Taxation of the Private Exchange Offer

Stamp Duties

The United Kingdom

UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No UK stamp duty or SDRT will be payable on the issue of the DRs or their delivery into the DTC. No UK stamp duty or SDRT will be payable on any transfer of the DRs once they are issued to the DTC where such transfer is effected solely in electronic book entry form in accordance with the procedures of DTC, Euroclear or Clearstream (as applicable).

Jersey

Stamp duty

No stamp duty is payable in Jersey on the issue of or inter vivos transfers of securities, including DRs, in a Jersey company.

Taxation of Polyus Securityholders

The Republic of Kazakhstan

Generally, if 50% or more of the value of KazakhGold is derived from a Kazakh entity possessing rights to subsoil use in Kazakhstan, capital gains generated on the issue and primary placement of the DRs could give rise to Kazakh capital gains tax.

However, the applicability of Kazakh taxes to proceeds generated in a primary placement of shares (or depositary receipts representing such shares) of a foreign entity which, directly or indirectly, derives 50% or more of its value from subsoil use assets in Kazakhstan (“taxable shares”), is not entirely clear under the Kazakh Tax Code. A specific exemption from corporate income tax exists for proceeds generated by resident entities in primary placements, but there are no such specific provisions for non-resident entities such as KazakhGold. Furthermore, the Tax Code does not specify whether a primary placement of taxable shares of a non-resident entity could be considered

Back to Contents

PART XIII TAXATION

as a realization (sale) of shares which would be treated as a taxable event for capital gains tax purposes.

The Tax Committee of the Ministry of Finance of the Republic of Kazakhstan has offered some guidance on this question by issuing an official letter in 2009 which stated that the corporate tax exemption available for the proceeds of a primary placement by resident entities could also be applied to primary placements by non-resident entities. However, it should be noted that such official letters of the Kazakh tax authorities are non-binding.

It is arguable that the proceeds generated by KazakhGold in the primary placement of DRs to Polyus Securityholders in the Private Exchange Offer would not be taxable, particularly since the Kazakh Tax Code defines a capital gain as a positive difference between the selling price and the acquisition cost of the relevant DRs. In this regard, the substance of the primary placement of the newly issued DRs could be viewed as inherently different to a transaction such as the re-sale or exchange of existing DRs by KazakhGold which would give rise to a more specifically determinable capital gain.

Consequently, Kazakh capital gains tax should not be levied on KazakhGold as a result of the issue and primary placement by it of the DRs directly to Polyus Securityholders. However, due to the ambiguity of the Kazakh Tax Code, a lack of reliable and relevant practice, and the potentially aggressive approach of the tax authorities aimed at maximizing tax proceeds for the state, there is some risk that the tax authorities could challenge the assertion that capital gains tax does not apply to the primary placement of the DRs. Such a risk may be increased if the value of the Polyus Securities received by KazakhGold as a result of this Private Exchange Offer is higher than the value of the DRs.

If the Private Exchange Offer were interpreted by the Kazakh tax authorities as giving rise to a capital gains tax, it would be necessary to assess whether 50% or more of the value of KazakhGold were derived from an entity possessing rights to subsoil use in Kazakhstan, such as Kazakhaltyn. The threshold is generally assessed pursuant to special rules established by the Kazakh Government as the ratio of the book value of the shares in Kazakhaltyn held by KazakhGold to the book value of all assets of KazakhGold. The book values would be determined based on the stand-alone financial statements of KazakhGold as at the date of the transaction or the most recent date prior to the transaction. The Kazakh tax authorities are also entitled to request a copy of the audit report if an audit has been performed on the relevant financial statements.

The Russian Federation

Income received by a foreign company from the sale, exchange or other disposal of shares (or participation interest) in a Russian company in which over 50% of the assets consist of immovable property located in Russia, as well as financial instruments derived from such shares, is treated as income derived from a source in the Russian Federation subject to profit tax to be withheld at source at a rate of 20% (assuming such income is not related to a permanent establishment of the foreign company in Russia). However, gains arising from the sale, exchange or other disposition of shares on a foreign stock exchange (a non-resident trade organiser) by a foreign company are not treated as Russian-source income and are exempt from the above taxation in Russia at source. The Private Exchange Offer will not qualify for the exemption.

The amount of such income is normally determined as the sales price of shares (participation interest). However, if documentary support for the acquisition cost of the shares (participation interest) is available, the tax may instead be assessed on the basis of the difference between the sales price and the acquisition cost (including other related costs) if documentary evidence of such costs is submitted to the tax agent.

The Russian Tax Code imposes the obligation to calculate and withhold profit tax on Russian-source income on the person paying the income to a foreign recipient. However, where shares in a Russian company are sold by a foreign company which is not registered for tax purposes in Russia to persons other than a Russian company or a foreign company with a registered permanent establishment in Russia there is, at present, no practical mechanism for the withholding tax to be remitted to the Russian tax authorities, even if the resulting capital gains are considered taxable in Russia. Moreover, the Russian Tax Code is currently ambiguous as to the application of withholding tax in the case of an exchange of securities, where there is no consideration from which to withhold tax. It can be argued that a transaction in which shares of a Russian company are transferred in exchange for newly issued shares of a foreign company may be treated as being

Back to Contents

PART XIII TAXATION

of an investment nature and as such is not subject to the general rules which govern taxation of the sale or other disposal of shares.

To the extent that the assets of Polyus Gold indirectly consist of 50% or more of immovable property located in Russia, the application of the Russian Tax Code may on one interpretation result in gains of Non-Russian Resident Corporate Polyus Securityholders (as defined below) (in particular, Jenington that is incorporated under the laws of the British Virgin Islands and UK corporate Polyus Securityholders) from the sale, exchange or other disposal of Polyus Securities being subject to profit tax in Russia at source. However, the risk may be eliminated if the relevant Polyus Securityholder is entitled to the benefit of a double tax treaty to which the Russian Federation is a party.

In particular, the Convention (as defined below) provides that capital gains derived by UK corporate shareholders from the alienation of shares in a Russian company are not subject to withholding tax in Russia irrespective of the fact that more than 50% of assets of the Russian company indirectly comprise of immovable property located in Russia, provided that such shares are (merely) quoted on an approved stock exchange.

Where there is no double tax treaty concluded between the Russian Federation and the jurisdiction of tax residency of the alienator of the shares, there remains a risk of Russian withholding tax with regard to capital gains derived from such transaction.

The United Kingdom

General

The following comments broadly outline the taxation position of Polyus Securityholders who are resident, ordinarily resident and domiciled in the UK for tax purposes and who are holding the Polyus Securities or the DRs (as applicable) beneficially as investments (other than under a personal equity plan or an individual savings account) and who have not (and are not deemed to have) acquired their Polyus Securities or the DRs (as applicable) by virtue of an office or employment. The following comments provide general advice only and may not apply to certain classes of investor who may be subject to special rules (such as brokers, traders or dealers in securities, insurance companies, charities, collective investment schemes or pension providers). Each Polyus Securityholder’s specific circumstances will impact their taxation position. All Polyus Securityholders are recommended to consult their professional advisers in this respect.

The following comments are based on current UK tax legislation, case law, HM Revenue and Customs (“HMRC”) practice, and the assumption that the proposals made by the UK Government in the Budget on 23 March 2011 will be enacted in the Finance Act 2011.

Taxation of the Exchange of Polyus Securities for DRs

As a result of the implementation of the Private Exchange Offer, Polyus Securities held by Polyus Securityholders will be exchanged for DRs. The UK capital gains tax analysis is based on the assumption that the options under the Option Agreements will be exercised after the Private Exchange Offer becomes unconditional.

UK Resident Individual Polyus Securityholders

Under UK tax law the Private Exchange Offer will constitute a taxable disposal by UK resident individual Polyus Securityholders of their Polyus Securities. The market value of the DRs received in exchange for Polyus Securities will be taken as consideration for the disposal of the Polyus Securities. HMRC considers a DR as consisting of two assets – the beneficial interest in the underlying shares and the DR which evidences entitlement to the underlying shares and also comprises a number of rights against the depositary. The consideration received for the Polyus Securities will therefore equal the sum of the market value of the DRs and the underlying shares. It is expected that the value of the DRs will be nominal. However this will depend on the terms and rights of the DR and further advice should be sought by the DR holders in this regard.

Any chargeable gain arising may be reduced by the amount of capital losses incurred by an individual Polyus Securityholder in that or any earlier tax year and also by the amount of the annual allowance of tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2011/2012 tax year is £10,600. If after all allowable deductions an individual Polyus Securityholder’s taxable income for the year exceeds the basic rate income tax limit (£35,000 for the 2011/2012 tax year), a taxable capital gain accruing on the disposal of their Polyus Securities will be taxed at the rate of 28%. With respect to other Polyus Securityholders, a

Back to Contents

PART XIII TAXATION

taxable capital gain may be taxed at the rate of 18% or at a combination of 18% and 28% tax rates.

No clearance is being sought under Part 13 of the Income Taxes Act 2007 to ascertain that the Private Exchange Offer does not constitute an income tax advantage obtained by UK resident individual Polyus Securityholders.

UK Resident Corporate Polyus Securityholders

For UK resident corporate Polyus Securityholders, the Private Exchange Offer will constitute a taxable disposal by UK resident corporate Polyus Securityholders of their Polyus Securities. The market value of the DRs received in exchange for Polyus Securities will be taken as consideration for the disposal of the Polyus Securities. HMRC considers a DR as consisting of two assets – the beneficial interest in the underlying shares and the DR which evidences entitlement to the underlying shares and also comprises a number of rights against the depositary. The consideration received for the Polyus Securities will therefore equal the sum of the market value of the DRs and the underlying shares. It is expected that the value of the DRs will be nominal. However this will depend on the terms and rights of the DR and further advice should be sought by the DR holders in this regard. Any gain realised on a disposal of Polyus Securities will be subject to UK corporation tax at the usual rate of corporation tax (26% for the tax year 2011/2012 for companies paying the full rate). A Polyus Securityholder who holds a significant holding of DRs may be exempt from tax arising on any gain, provided that it can satisfy the conditions of the corporation tax exemption applicable to disposals of substantial shareholdings of companies.

Other UK Tax Considerations

The attention of UK resident Polyus Securityholders and DR holders is drawn to the provisions of Section 13 of the Taxation of Chargeable Gains Act 1992 (“TCGA 1992”) under which, in certain circumstances, a portion of capital gains realised by Jenington as a result of the exchange by Jenington of its holding of Polyus Securities for DRs could be attributed to a UK resident Polyus Securityholder or a DR holder who holds, alone or together with connected persons, more than 10% of the Polyus Securities or the DRs respectively.

The Russian Federation

General

For the purposes of this summary, a “Non-Russian Resident Polyus Securityholder” includes:

•	“Non-Russian Resident Individual Polyus Securityholder”, i.e. an individual Polyus Securityholder who is present in the Russian Federation for an aggregate period of less than 183 days (including days of arrival in Russia and days of departure from Russia) in any period comprising 12 consecutive months (in practice, final determination of tax residency status is made at the end of a calendar year). Presence in Russia for tax residency purposes is not considered interrupted if an individual departs for short periods (less than six months) for medical treatment or education; and

•	“Non-Russian Resident Corporate Polyus Securityholder”, i.e. a Polyus Securityholder that is a legal entity or other organisation, in each case not organised under Russian law, that purchases, holds and/or disposes of the DRs otherwise than through a permanent establishment in Russia.

A “Russian Resident Polyus Securityholder” includes “Russian Resident Individual Polyus Securityholder” and “Russian Resident Corporate Securityholder” and means any person, individual or legal entity, respectively, not qualifying as a Non-Russian Resident Polyus Securityholder (as defined above). Based on published comments by the Russian authorities, it is anticipated that the Russian tax residency rules applicable to legal entities may change in the future. Tax residency rules may be affected by an applicable double tax treaty.

Taxation in respect of acquiring DRs in exchange for Polyus Securities

Russian Resident Individual Polyus Securityholders

As a result of the implementation of the Private Exchange Offer, Polyus Securities held by Russian Resident Individual Polyus Securityholders will be exchanged for the DRs.

General rules applicable to the purchase and sale of securities also apply to the exchange of securities, and each Polyus Securityholder which participates in the Private Exchange Offer will be

Back to Contents

PART XIII TAXATION

recognised respectively as the seller of securities which he or she intends to tender and as the buyer of securities which he or she intends to accept in exchange. Therefore, under the Private Exchange Offer, a Russian Resident Individual Polyus Securityholder should be simultaneously treated as the buyer of the DRs and the seller of Polyus Securities.

The market value of DRs received in the Private Exchange Offer, as calculated for tax purposes, may differ from the value of the Polyus Securities that have been tendered in exchange. Therefore, when acquiring DRs, a Russian Resident Individual Polyus Securityholder may become taxable at the rate of 13% on income received in the form of a material benefit, which would be calculated as the market value of DRs at the date of acquisition less the value of Polyus Securities disposed of in exchange for those DRs.

Where a Russian Resident Individual Polyus Securityholder disposes of Polyus Securities, he/she is taxed at the rate of 13% on the proceeds received less actual and documentarily evidenced expenses related to the acquisition, holding and sale of those securities. The amount of the proceeds of disposal should be calculated as the market value of DRs received in the transaction. However, there remains a possibility that the Russian tax authorities would assess additional tax liabilities if the market value of DRs received in the Private Exchange Offer, calculated for tax purposes, is less than the market value of the Polyus Securities disposed of in exchange for those DRs.

General transfer pricing rules may also apply to the transactions described above.

A Russian Resident Individual Polyus Securityholder is still required to declare the income received from the sale of securities on his tax return and claim a deduction for the expenses incurred even in circumstances where no taxable income or Russian personal income tax liability of a Russian Resident Individual Polyus Securityholder may arise. If the Russian Resident Individual Polyus Securityholder receives income in the form of a material benefit upon the acquisition of DRs, such income would also be subject to reporting on his/her Russian personal income tax return.

The deadline for filing Russian annual personal tax returns is 30 April of the year following the calendar year of reporting. Tax payments are due by 15 July of the same year.

Non-Russian Resident Individual Polyus Securityholders

Non-Russian Resident Individual Polyus Securityholders are taxable only in relation to their Russian-source income at a rate of 30%. Income received from the disposal of securities would be considered to be Russian-source income if it took place in Russia. In the absence of clear guidance on determining the place of disposal of securities, it is generally considered to be sourced in accordance with the location of the registrar recording the transfer of legal title to the relevant securities.

General rules applicable to the purchase and sale of securities also apply to the exchange of securities, and each Polyus Securityholder who participates in the Private Exchange Offer will be recognised respectively as the seller of securities which he intends to tender and as the buyer of securities which he intends to accept in exchange. Therefore, under the Private Exchange Offer, a Non-Russian Resident Individual Polyus Securityholder should be simultaneously treated as the buyer of the DRs and the seller of Polyus Securities.

Where a Non-Russian Resident Individual Polyus Securityholder sells his Polyus Securities, provided the record of transfer of legal title to Polyus Securities is performed in Russia, he or she would be taxed on the proceeds received less the actual and documentarily evidenced expenses related to the acquisition, holding and sale of these Polyus Securities, subject to any applicable reduction based on an applicable double tax treaty. As described above, the amount of sale proceeds should be calculated as the market value of DRs received in the transaction. However, it is possible that the Russian tax authorities would impose additional tax liabilities if the market value of DRs received in the Private Exchange Offer, calculated for tax purposes, is less than the market value of the Polyus Securities disposed of in exchange for those DRs.

General transfer pricing rules may also apply to the transactions described above.

Tax filing and payment obligations are similar to those described above for Russian Resident Individual Polyus Securityholders.

Russian Resident Corporate Polyus Securityholders

Capital gains arising from the sale, exchange or other disposal of Polyus Securities by a Russian Resident Corporate Polyus Securityholder will be taxable at the normal profit tax rate of 20%. The

Back to Contents

PART XIII TAXATION

Russian Tax Code requires that profits arising from transactions involving securities quoted on a stock exchange must be calculated and accounted for separately from profits and losses from transactions involving securities that are not quoted on a stock exchange and from other profits and losses. Therefore, Resident Corporate Polyus Securityholders may be able to apply losses arising in respect of listed Polyus Securities to offset capital gains, or as a carry-forward amount to offset future capital gains, only from the sale, exchange or other disposal of securities quoted on a stock exchange.

The Russian Tax Code also establishes special rules for calculating the tax base for the purposes of transactions in securities.

The tax base for such transactions is determined separately for quoted and unquoted securities, as the difference between income received from the sale of the relevant securities and expenses related to those securities (including the acquisition price and expenses related to the acquisition and disposal of such securities).

In accordance with the Russian Tax Code, the determination of the sale (purchase) price of securities for profit tax purposes is subject to the following conditions:

•	the sale (purchase) price of securities quoted on a stock exchange for tax purposes should be the actual sale (purchase) price, provided this price is within the range of the minimum and maximum stock exchange price of those securities on the date of the relevant transaction; and

•	the sale (purchase) price for securities not quoted on a stock exchange should not deviate by more than 20% upwards or downwards from the calculated price, determined on the basis of the rules provided for in the Russian legislation.

The rules applicable to the purchase and sale of securities also apply to the exchange of securities, and each party will be recognized respectively as the seller and the buyer of securities.

Under the Private Exchange Offer, a Russian Resident Corporate Polyus Securityholder will receive DRs in exchange for Polyus Securities. As such, a Russian Resident Corporate Polyus Securityholder should be simultaneously treated as a buyer of the DRs and a seller of the Polyus Securities. The level of proceeds from the disposal of Polyus Securities should be calculated as the market value of DRs received, provided that the market value of DRs falls within thresholds established by the Russian tax legislation. Therefore, the tax base will be calculated as the market value of DRs less the acquisition value of Polyus Securities disposed of in exchange for these DRs. If the market value of Polyus Securities is higher than the market value of DRs, the Russian tax authorities will compare and adjust the price of disposal of Polyus Securities in accordance with the range of the minimum and maximum prices of Polyus Securities on the stock exchange as of the date of the transaction. Similarly, if the acquisition price of Polyus Securities is higher than their market value, determined at the acquisition date, there is a risk that the Russian tax authorities will compare and adjust the actual acquisition price of Polyus Securities in accordance with the provisions of the Russian tax legislation.

Non-Russian Resident Corporate Polyus Securityholders

The tax implications for Non-Russian Resident Corporate Polyus Securityholders are described in the “Part XIII – Taxation – Taxation of the Private Exchange Offer – Taxation of Polyus Securityholders – The Russian Federation”.

TAXATION OF DIVIDENDS ON DRS

Distribution of dividends by Polyus Gold to KazakhGold

The Russian Federation

A dividend received by a foreign legal entity from a Russian legal entity is generally subject to profit tax at source in Russia at a rate of 15%. This rate may be reduced under a relevant double tax treaty.

Dividends received by KazakhGold from Polyus Gold may be subject to withholding tax in Russia at a reduced rate of 10% under the “Convention between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the Russian Federation for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains” signed on 15 February 1994 (the “Convention”) provided that KazakhGold is treated as resident in the UK for the purposes of the Convention and the beneficial owner of the

Back to Contents

PART XIII TAXATION

dividends. Residence should be confirmed by a tax residence certificate obtained from the UK tax authorities, appropriately apostilled and supported by a notarized translation into Russian. Moreover, under the provisions of the Convention, dividends should be subject to tax in the recipient country for the reduced rate to apply.

The United Kingdom

Dividends received by KazakhGold with respect to the shares and DRs that KazakhGold will hold in Polyus Gold will be subject to UK corporation tax unless the dividends fall within an exempt class and certain other conditions are met. It is expected that dividends paid to KazakhGold from Polyus Gold with respect to both the DRs and the shares should qualify for exemption.

An election can be made by KazakhGold to treat the dividends as not exempt to benefit from the reduced withholding tax rate of 10% under the Convention. As mentioned in the section above headed “The Russian Federation”, the Convention contains a condition under which the reduced withholding tax rate of 10% applies only if the dividends are subject to tax in the state in which the recipient is tax resident.

Distribution of dividends by KazakhGold to DR holders

The United Kingdom

Dividends payable with respect to the DRs will not be subject to withholding tax in the UK.

UK Resident Individual DR Holders

Individual DR Holders will be subject to UK income tax on the full amount of dividends paid, grossed up for the amount of the non-refundable UK dividend tax credit referred to below.

Additional rate taxpayers are subject to UK income tax on the gross amount of such dividends at a rate of 42.5%, higher rate taxpayers at a rate of 32.5%, and other individual taxpayers at a rate of 10%. UK resident individual DR holders are entitled to a non-refundable tax credit of one ninth of the cash dividends received from KazakhGold. This tax credit is set against the individual’s UK tax liability on the dividend. After taking into account the tax credit, the effective rate of tax will be 25% of the dividend paid for the taxpayers subject to the 32.5% tax rate, approximately 36% for the taxpayers subject to the 42.5% tax rate and 0% for other individual taxpayers.

The UK tax treatment of any holder of DRs who is resident in the UK, and carries on a trade, profession or vocation in the UK in relation to these DRs may be different from that described above.

UK Resident Corporate DR Holders

Dividends paid to a UK resident corporate DR holder will be assessable income of the UK corporate DR holder unless the dividends fall within an exempt class and certain other conditions are met. It is expected that dividends paid to a UK resident corporate DR holder would in most circumstances qualify for exemption.

An election can be made by a UK resident corporate DR holder to treat the dividends as not exempt to benefit from the reduced withholding tax rate of 10% under the Convention. As mentioned in the section above headed “The Russian Federation”, the Convention contains a condition under which the reduced withholding tax rate of 10% applies only if the dividends are subject to tax in the state in which the recipient is tax resident.

The Russian Federation

Russian Resident Individual DR Holders

Dividends received by Russian tax residents (the residence is determined in the same manner as set out above in the definition of Russian Resident Polyus Securityholder) are subject to personal income tax at a rate of 9%.

Russian Resident Corporate DR Holders

Dividends received by a Russian legal entity from a foreign legal entity are generally subject to profit tax at a rate of 9%.

The Russian Tax Code envisages a 0% profit tax rate applicable to dividends received by Russian legal entities provided that they meet certain conditions which are not fulfilled for any of the Russian Resident Corporate DR holders at the date of this Prospectus.

Back to Contents

PART XIII TAXATION

Jersey

KazakhGold will be entitled to pay dividends to DR holders without any withholding or deduction for or on account of Jersey tax. DR holders (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of DRs.

TAXATION ON DISPOSING OF DRS

The United Kingdom

Taxation of chargeable gains

The following comments are based on current UK tax legislation, case law and HMRC’s practice.

HMRC considers a DR as consisting of two assets – the beneficial interest in the underlying shares and the DR which evidences entitlement to the underlying shares and also comprises a number of rights against the depositary. The consideration received for the Polyus Securities will therefore equal the sum of the market value of the DRs and the underlying shares. It is expected that the value of the DRs will be nominal. However this will depend on the terms and rights of the DR and further advice should be sought by the DR holders in this regard.

UK Resident Individual DR Holders

A disposal of DRs by an individual DR holder who is (at any time in the relevant UK tax year) resident or ordinarily resident in the UK (and not otherwise covered by a specific concession) or (where the circumstances apply) who resumes UK tax residence without achieving the appropriate number of intervening years of non-residence, may give rise to a chargeable gain or allowable loss for the purpose of UK taxation of chargeable gains.

The chargeable gains arising may be reduced by the amount of capital losses incurred by an individual DR holder in that or any earlier tax year and also by the amount of the annual exemption. The capital gain after all allowable deductions will be taxable at a rate of 28% if an individual DR holder’s total taxable income and gains received in the tax year are above the basic rate income tax limit. With respect to other DR holders, a taxable capital gain may be taxed at a rate of 18% or at a combination of 18% and 28% tax rates.

UK Resident Corporate DR Holders

For the UK resident corporate DR holders the disposal of DRs will constitute a taxable disposal. Any gain realised on a disposal of Polyus Securities will be subject to UK corporation tax at the usual rate of corporation tax (26% for the tax year 2011/2012 for companies paying the full rate). A UK resident corporate DR holder who holds a significant holding of DRs may be exempt from tax arising on any gain, provided that it can satisfy the conditions of corporation tax exemption applicable to disposals of substantial shareholdings of companies.

The Russian Federation

Russian Resident Individual DR Holders

Russian resident individual DR holders will be subject to personal income tax on any capital gain realized from the disposal of DRs. The gain will be taxable at the rate of 13%. Taxable income will be calculated as gross sales proceeds less expenses related to the acquisition, holding and sale of DRs which are substantiated by documentation. Although the Russian Tax Code does not provide specific guidance on this issue, it is arguable that the market value of the relevant Polyus Securities as at the acquisition date should be deducted from the taxable base for the purposes of calculation of the capital gain, given that such market value technically constitutes an expense relating to the acquisition of the relevant DRs. If this approach were to be adopted, the relevant Russian resident individual DR holder would be required to submit appropriate documentary proof to the Russian tax authorities.

If upon acquisition of DRs, Russian resident individual DR holders received income in the form of a material benefit on which personal income tax was paid, then the amount of material benefit can be deducted from the taxable base upon disposal of the DRs (if documents confirming that the personal tax was paid on the amount are provided), together with the amount of tax paid with respect to such material benefit.

Tax filing and payment obligations are similar to those described in the “Part XIII – Taxation – Taxation of the Private Exchange Offer – Taxation of Polyus Securityholders – The Russian Federation – Taxation in respect of acquiring DRs in exchange for Polyus Securities – Russian Resident Individual Polyus Securityholders”.

Back to Contents

PART XIII TAXATION

Russian Resident Corporate DR Holders

If a Russian resident corporate DR holder disposes of the DRs, the capital gain received by the DR holder should be subject to profit tax at the rate of 20%.

The underlying DRs are listed on a foreign stock exchange. According to current Russian tax legislation, therefore, the actual sale price of DRs may be used for the calculation of the amount of income for profit tax purposes provided that this price is equal to or exceeds the minimum market quotation for the DRs as of the date of the relevant transaction.

The sales price of DRs could be reduced by the amount of expenses related to the acquisition, holding and sale of DRs which are substantiated by documentation. Although the Russian Tax Code does not provide specific guidance on this issue, it is arguable that the market value of the relevant Polyus Securities as at the acquisition date should be deducted from the taxable base for the purposes of calculation of the capital gain, given that such market value technically constitutes an expense relating to the acquisition of the relevant DRs. If this approach were to be adopted, the relevant Russian resident corporate DR holder would be required to submit appropriate documentary proof to the Russian tax authorities. There is also a risk that if the acquisition price of Polyus Securities exceeds their maximum market quotation at the acquisition date, such actual acquisition price (or calculated price plus 20% deviation if Polyus Securities are considered as non-quoted) should be adjusted to the level of maximum market quotation or calculated price plus 20% deviation.

Back to Contents

  PART XIV

ADDITIONAL INFORMATION

1.	The KazakhGold Level I GDRs (with CUSIP number: 48667H 600 and ISIN number: US48667H6009) being offered in the Private Exchange Offer will each represent one ordinary share of KazakhGold and are expected to be admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange on or about 25 July 2011. The Rule 144A and Regulation S KazakhGold GDRs trade on the LSE under the symbol “KZG”, with one KazakhGold GDR representing one ordinary share of KazakhGold. At the close of business on 23 June 2011, the Closing Price of a KazakhGold GDR was USD 3.42.

2.	As at the date of this Prospectus there were 190,627,747 Polyus Shares (including Polyus Shares represented by Polyus ADSs) issued and outstanding with state registration number 1-01-55192-E, of which 65,966,829 were represented by Polyus ADSs (with CUSIP: 678129107, ISIN: US6781291074 and CFI: EMXUFR). Two Polyus ADSs represent one Polyus Share.

3.	Polyus Shares trade on the RTS and the MICEX under the symbol “PLZL”. In the United Kingdom, the Polyus ADSs trade on the LSE under the symbol “PLZL”. In the United States, the Polyus ADSs trade, and are quoted on, the Over-the-counter under the symbol “OPYGY”.

4.	History of Share Capital

On incorporation, the authorised share capital of KazakhGold was £10,000 divided into 100,000,000 KazakhGold Shares of £0.0001 each, of which 100,000 were issued for cash at par to Abacus (C.I.) Limited as the subscriber to the Memorandum of Association as nominee for Gold Lion. On 27 September 2005, these KazakhGold Shares were transferred to Gold Lion. On 30 September 2005, an additional 39,900,000 KazakhGold Shares were issued for cash at par to Gold Lion. On 30 November 2005, a further 7,100,000 KazakhGold Shares were issued in connection with an offering by KazakhGold of KazakhGold Shares in the form of GDRs, resulting in a total issued share capital of 47,100,000 KazakhGold Shares.

In May 2007, KazakhGold issued an additional 3,541,666 KazakhGold Shares to Corporate Offshore Limited in consideration for the acquisition of assets. In March 2008, KazakhGold issued a further 2,300,000 KazakhGold Shares in connection with an offering of KazakhGold Shares in the form of GDRs. As a result, KazakhGold’s issued share capital at 1 January 2008 was 52,941,666 KazakhGold Shares (not including KazakhGold Shares issued in the Placing). KazakhGold’s issued share capital at 31 January 2008 was 52,941,666.

Following a resolution of its annual general meeting of shareholders on 15 July 2009, KazakhGold increased its authorised share capital to £20,000 divided into 200,000,000 KazakhGold Shares. This increase was undertaken in anticipation of an issuance of additional KazakhGold Shares in the form of GDRs pursuant to the Placing. The Placing was completed in July 2010. A total of 51,194,922 Shares and 15,471,745 GDRs were placed at a price of USD 1.50 per share and per GDR. As at the date of this Prospectus, KazakhGold has an issued share capital of 119,608,333 KazakhGold Shares. These KazakhGold Shares have been issued pursuant to the Jersey Companies Law, are in registered and certificated form, are fully-paid and are denominated in pounds sterling. On 27 July 2010, at an extraordinary general meeting of shareholders (the “2010 EGM”) KazakhGold’s shareholders approved a resolution to increase KazakhGold’s authorised share capital to 2,100,000,000 KazakhGold Shares. It is expected that an extraordinary general meeting of shareholders will be held on 14 July 2011 (the “2011 EGM”) at which KazakhGold’s shareholders will consider a resolution to increase KazakhGold’s authorised share capital to 3,600,000,000 KazakhGold Shares. Assuming the Transactions are completed, KazakhGold expects that its total issued share capital will increase to 3,217,197,971 KazakhGold Shares.

5.	At the 2010 EGM, KazakhGold adopted new articles of association (the “Articles”) in order to update and clarify the then existent articles. A copy of the Articles will be available for inspection as detailed in paragraph 7 of this Part XIV.

6.	KazakhGold was incorporated in Jersey on 26 September 2005 with registered number 91264 under the Jersey Companies Law, as a private company limited by shares with the name KazakhGold Group Limited and converted to a public limited company on 21 November 2005. The principal legislation under which KazakhGold operates is the Jersey Companies Law.

Back to Contents

PART XIV ADDITIONAL INFORMATION

7.	KazakhGold’s registered office is Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands. The head office and principal place of business of KazakhGold is 88 Wood Street, London EC2V 7RS, United Kingdom and its telephone number is +44 208 528 1020.

8.	Independent Auditors

The consolidated financial statements of KazakhGold and its subsidiaries as of and for the years then ended 31 December 2010 and 2009, incorporated by reference in this Prospectus, have been audited by ZAO Deloitte & Touche CIS (“Deloitte”), independent auditors, of 5 Lesnaya St., Moscow, 125047, Russian Federation. Deloitte is a member of the Russian Chamber of Auditors (Auditorskaya Palata Rossii) and the Institute of Professional Accountants of Russia (Institut Professionalnih Buhgalterov Rossii). Deloitte also audited the consolidated financial statements of Polyus Gold and its subsidiaries as of, and for the years ended, 31 December 2010, 2009 and 2008 that are incorporated by reference in this Prospectus. Deloitte was appointed as independent auditor of KazakhGold following the completion of the Partial Offer and the resulting acquisition by the Polyus Gold Group of a controlling stake in KazakhGold. The auditors’ report of Deloitte for the 2009 consolidated financial statements of KazakhGold is qualified due to the omission of a consolidated statement of financial position at 1 January 2008 and accompanying notes as required by IAS 1 “Presentation of Financial Statements” where an entity restates its consolidated financial statements. This auditors’ report also contains an “Emphasis of Matter” to draw attention to the fact that: (i) the report refers only to the consolidated financial statements of KazakhGold as at and for the year ended 31 December 2009; and (ii) the corresponding information for 2008 has been restated as described in Note 2 to those financial statements. The auditors’ report of Deloitte for the 2010 consolidated financial statements of KazakhGold also contains an “Emphasis of Matter” to draw attention to the fact that KazakhGold Group’s working capital deficiency and legal proceedings, the resolution of which was uncertain at the date of issuance of these consolidated financial statements and which may have a material impact on the KazakhGold Group’s future operations and which may cast significant doubt about the Group’s ability to continue as a going concern.

The consolidated financial statements of KazakhGold and its subsidiaries as of and for the year ended 31 December 2008, incorporated by reference in this Prospectus, have been audited by BDO Stoy Hayward LLP of 55 Baker Street London W1U 7EU United Kingdom. BDO Stoy Hayward LLP is a member of the Institute of Chartered Accountants in England and Wales.

9.	WAI, independent expert with regard to mining assets, has prepared the WAI KazakhGold Report. The registered address of WAI is Sir Henry Doulton House, Forge Lane, Etruria, Stoke-on-Trent, ST1 5BD. WAI has given and not withdrawn its written consent to the inclusion of the WAI KazakhGold Report in this document, in the form and the context in which it appears, and has authorised the contents of those parts of this document that consist of the WAI KazakhGold Report for the purposes of Prospectus Rule 5.5.4R(2)(f).

10.	Copies of the following will be available for inspection and may be obtained free of charge, during regular business hours on any weekday, at the office of Debevoise & Plimpton LLP, Tower 42, Old Broad Street, London EC2N 1HQ, United Kingdom for the life of the Prospectus:

•	the Memorandum and Articles of Association of KazakhGold;

•	copies of KazakhGold’s audited consolidated financial statements as of 31 December 2008, 2009 and 2010 and for the years then ended, together with the auditors’ reports relating thereto;

•	a copy of the Deposit Agreements;

•	copies of Polyus Gold’s audited consolidated financial statements as of 31 December 2008, 2009 and 2010 and for the years then ended, together with the auditors’ reports relating thereto; and

•	the WAI KazakhGold Report.

11.	If definitive certificates are issued in exchange for the Master DRs, KazakhGold will appoint an agent in the United Kingdom.

12.	The DRs are not denominated in any currency and have no nominal or par value.

Back to Contents

PART XIV ADDITIONAL INFORMATION

13.	The ISIN for the KazakhGold Shares is JE0094J10482.

14.	In respect of the Level I GDRs, the CUSIP number is 48667H 600 and the ISIN number is US48667H6009.

15.	There has been no significant change in the KazakhGold Group’s financial or trading position since 31 December 2010.

16.	There has been no significant change in the Polyus Gold Group’s financial or trading position since 31 December 2010.

17.	The Polyus Gold Group is not, nor has it been, involved in any governmental, legal or arbitration proceedings during the twelve months preceding the date of this Prospectus which may have, or have had in the recent past, significant effects on the financial position or profitability of Polyus Gold or the Polyus Gold Group, nor is KazakhGold aware that any such proceedings are pending or threatened.

18.	This Prospectus will be available for download from KazakhGold’s website at: http://www.kazakhgold.com and copies will be made available at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturdays, Sundays and public holidays excepted).

19.	KazakhGold estimates that the expenses that it incurs in respect of the application for Admission of the DRs and the Private Exchange Offer will be approximately USD 5.7 million.

20.	The table below shows the significant subsidiaries of KazakhGold:

Name of Subsidiary	Country of Incorporation	Principal activity	Ownership (%)

JSC Kazakhaltyn MMC	Kazakhstan	Mining	100
Romaltyn Mining SRL	Romania	Mining (exploration stage)	100
Romaltyn Mining Exploration SRL	Romania	Mining (exploration stage)	100
JSC Talas Gold Mining Company	Kyrgyzstan	Mining (exploration stage)	66.67

22.	The following tables show, for the periods indicated, certain information regarding the exchange rate between the tenge and the US dollar, based on the official exchange rate quoted by the National Bank of Kazakhstan (the “NBK”). These rates may differ from the actual rates used in the preparation of KazakhGold’s consolidated financial statements and other financial information appearing in this Prospectus.

	Tenge per US dollar

For each year from 1 January 2006 to 31 December 2010	High	Low	Average(1)	Period end

2006	133.85	117.25	126.07	127.42
2007	127.00	118.79	122.55	120.55
2008	120.87	119.48	120.29	120.77
2009	151.40	120.79	147.50	148.36
2010	148.46	146.41	147.35	147.40

1.	The average of the exchange rates on each day of each full month during the relevant period.

Back to Contents

PART XIV ADDITIONAL INFORMATION

	Tenge per US dollar

For each month from January 2011 to June 2011	High	Low

January 2011	147.50	146.78
February 2011	146.96	146.00
March 2011	146.07	145.55
April 2011	145.81	145.28
May 2011	145.90	145.17
June 2011 (through 15 June)	145.74	145.33

No representation is made that the tenge or US dollar amounts in this Prospectus could have been converted into US dollars or tenge, as the case may be, at any particular rate or at all. A market exists within Kazakhstan for the conversion of tenge into other currencies, but the limited availability of other currencies may tend to inflate their values relative to the tenge.

Back to Contents

PART XV

SUMMARY OF KAZAKHGOLD’S MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Under the Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its memorandum or articles of association or by any act of its members. Accordingly, KazakhGold’s Memorandum of Association does not contain an objects clause. KazakhGold’s Articles of Association (the “Articles”) were adopted pursuant to a written resolution of the members of KazakhGold dated 11 November 2005 and amended pursuant to a special resolution passed at the Extraordinary General Meeting of the members of KazakhGold held on 27 July 2010.

Corporate procedures at a Jersey company, such as KazakhGold, in certain aspects differ significantly from corporate procedures at a Russian company, such as Polyus Gold. In particular, notification and voting procedures, as well as voting thresholds for approving certain corporate events are different under Jersey and Russian corporate laws. The management of a Jersey company vests with its directors, whereas in a Russian company the general director is responsible for the day-to-day management of the company and the board of directors has primarily supervisory functions. For a comparison of shareholding rights in KazakhGold and Polyus Gold, see “– Comparison of Shareholding Rights in KazakhGold and Polyus Gold.”

A copy of the Articles will be available for inspection as detailed in Part XV. The Articles include provisions to the following effect:

Voting Rights

Subject to any special rights restrictions or prohibitions as regards voting for the time being attached to any shares, on a show of hands every member present in person or by proxy or (in the case of a corporation) by duly authorised representative shall have one vote and on a poll every member shall have one vote for each share of which he is the holder.

In the case of joint holders, unless such joint holders shall have chosen one of their number to represent them and so notified KazakhGold in writing, the vote of the most senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register.

No member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in KazakhGold of which he is holder or one of the joint holders have been paid.

Dividends

Subject to the provisions of the Jersey Companies Law, KazakhGold may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the board.

Subject to the provisions of the Jersey Companies Law, the board may pay fixed and interim dividends if and in so far as in the opinion of the board the financial position of KazakhGold justifies such payments. If the board acts in good faith, the directors shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment on any other class of shares having non-preferred or deferred rights of any such fixed or interim dividend.

KazakhGold may, upon the recommendation of the board, by ordinary resolution, direct payment of a dividend in whole or in part in specie and the board shall give effect to such resolution.

No dividend or other moneys payable in respect of a share shall bear interest against KazakhGold.

The board may deduct from any dividend or other moneys payable to a holder of shares on or in respect of such shares all sums of money (if any) presently payable by the holder to KazakhGold on account of calls or otherwise in relation to such shares.

All unclaimed dividends may be invested or otherwise made use of by the board for the benefit of KazakhGold until claimed. Any dividend unclaimed after a period of twelve years from the date on which such dividend was declared or became due for payment shall be forfeited and revert to KazakhGold.

The board may, if authorised by an ordinary resolution of KazakhGold, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash.

Back to Contents

PART XV  SUMMARY OF KAZAKHGOLD’S MEMORANDUM AND ARTICLES OF ASSOCIATION

The board may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

Capitalisation of Reserves

Subject to the Jersey Companies Law, the board may, with the authority of an ordinary resolution of KazakhGold: (i) resolve to capitalise any sum standing to the credit of any reserve account of KazakhGold (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and (ii) appropriate that sum as capital to the holders of ordinary shares in proportion to the nominal amount of the ordinary share capital held by them respectively and apply that sum on their behalf in paying up in full any unissued shares or debentures of KazakhGold of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions or in paying up the whole or part of any amounts which are unpaid in respect of any issued shares in KazakhGold held by them respectively, or otherwise deal with such sum as directed by the resolution.

Share Capital

Without prejudice to any special rights for the time being conferred on the holders of any shares or class of shares (which special rights should not be varied or abrogated except with such consent or sanction as contained in the Articles) any share or class of shares in the share capital of KazakhGold may be authorised for issue with such preferred, deferred or other special rights or such restrictions whether in regard to dividends, return of capital, voting or otherwise as KazakhGold may from time to time by special resolution determine.

KazakhGold may by special resolution alter its share capital as stated in its memorandum in any of the ways permitted or provided for under the Jersey Companies Law.

Subject to any confirmation by the court and the provisions of the Jersey Companies Law KazakhGold may by special resolution reduce its share capital in any way.

KazakhGold may from time to time subject to the provisions of the Jersey Companies Law issue or convert existing non-redeemable shares whether issued or not into shares which are to be redeemed or are liable to be redeemed at the option of KazakhGold or the holder thereof.

KazakhGold may from time to time subject to the provisions of the Jersey Companies Law purchase its own shares (including any redeemable shares) in any manner authorised by the Jersey Companies Law provided that in the event that KazakhGold shall purchase any shares which are admitted to listing or trading on any investment exchange such purchases shall be made in accordance with any relevant restrictions imposed by any such listing authority or exchange.

Modification of Rights

Subject to the Jersey Companies Law whenever the share capital of KazakhGold is divided into different classes of shares the special rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated at any time with the consent in writing of the holders of two thirds of the issued shares of the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of the Articles relating to general meetings of KazakhGold or to the proceedings thereat shall mutatis mutandis apply except that the necessary quorum shall be persons holding or representing by proxy at least one third in nominal amount of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present one person present holding shares of that class or his proxy shall be a quorum) and that the holders of shares of that class or their duly appointed proxies shall on a poll have one vote in respect of every share of that class held by them respectively.

The special rights conferred upon the holders of any shares or class of shares issued with preferred, deferred or other special rights shall (unless otherwise expressly provided by the conditions of the issue of such shares) be deemed not to be varied by the creation or issue of further shares ranking pari passu therewith.

Back to Contents

PART XV  SUMMARY OF KAZAKHGOLD’S MEMORANDUM AND ARTICLES OF ASSOCIATION

Shares

The shares in KazakhGold shall be at the disposal of the Directors who, subject to the provisions of the Jersey Companies Law and the Articles and to any restrictions KazakhGold in general meeting by ordinary resolution, may from time to time impose, allot grant options over or otherwise deal with or dispose of them to such persons at such times and generally on such terms and conditions as they think proper. Save as provided in the Jersey Companies Law each share in KazakhGold shall be distinguished by its appropriate number. KazakhGold may pay a commission to a person in consideration of his subscribing or agreeing to subscribe for shares in KazakhGold or procuring or agreeing to procure subscriptions for shares in KazakhGold as provided in the Jersey Companies Law.

Interests in Shares

The Directors shall have power by notice in writing to require any member to disclose to KazakhGold the identity of any person other than the member (an “interested party”) who has any interest in the shares held by the member and the nature of such interest.

Any such notice shall require any information in response to such notice to be given in writing within such reasonable time as the Directors shall determine.

KazakhGold shall maintain a register of interested parties to which the provisions of Article 41 of the Jersey Companies Law shall apply mutatis mutandis and whenever in pursuance of a requirement imposed on a member as aforesaid KazakhGold is informed of an interested party the identity of the interested party and the nature of the interest shall be promptly inscribed therein together with the date of the request.

The Directors may be required to exercise their powers under article 7(1) of the Articles on the requisition of members of KazakhGold holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of KazakhGold as carries at that date the right of voting at general meetings of KazakhGold.

The requisition must:

•	state that the requisitionists are requiring KazakhGold to exercise its powers under article 7(1) of the Articles;

•	specify the manner in which they require those powers to be exercised; and

•	give reasonable grounds for requiring KazakhGold to exercise those powers in the manner specified,

and must be signed by the requisitionists and deposited at the office.

The requisition may consist of several documents in like form each signed by one or more requisitionists. On the deposit of a requisition complying with this section it is the Directors’ duty to exercise their powers under article 7(1) of the Articles in the manner specified in the requisition.

If any member has been duly served with a notice given by the Directors in accordance with article 7(1) of the Articles and is in default for the prescribed period in supplying to KazakhGold the information thereby required, then the Directors may in their absolute discretion at any time thereafter serve a notice (a “direction notice”) upon such member as follows:

A direction notice may direct that, in respect of:

•	the shares recorded in the register of the member which comprise or include the shares in relation to which the default has occurred (all or the relevant number as appropriate of such shares being the “default shares”); and

•	any other shares held by the member;

the member shall not be entitled to vote at a general meeting or meeting of the holders of any class of shares of KazakhGold either personally or by a duly authorised representative (if a corporation) or by proxy or to exercise any other right conferred by membership in relation to meetings of KazakhGold or of the holders of any class of shares of KazakhGold; and

where the default shares represent at least 0.25% in nominal value of the issued shares of the class of shares concerned, then the direction notice may additionally direct that:

•	in respect of the default shares, any dividend or part thereof or other money which would otherwise be payable on such shares shall be retained by KazakhGold without any liability to pay interest thereon when such money is finally paid to the member;

Back to Contents

PART XV  SUMMARY OF KAZAKHGOLD’S MEMORANDUM AND ARTICLES OF ASSOCIATION

•	no transfer other than an approved transfer as set out in article 7(7)I of the Articles of any of the shares held by such member shall be registered unless:

–	the member is not himself in default as regards supplying the information requested; and

–	the transfer is of part only of the member’s holding and when presented for registration is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

KazakhGold shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by KazakhGold to do so shall not invalidate such notice.

If shares are issued to a member as a result of that member holding other shares in KazakhGold and if the shares in respect of which the new shares are issued are default shares in respect of which the member is for the time being subject to particular restrictions, the new shares shall on issue become subject to the same restrictions whilst held by that member as such default shares. For this purpose, shares which KazakhGold procures to be offered to members pro rata (or pro rata ignoring fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with offering shares outside the United Kingdom or Jersey) shall be treated as shares issued as a result of a member holding other shares in KazakhGold.

Any direction notice shall have effect in accordance with its terms for as long as the default, in respect of which the direction notice was issued, continues but shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer as set out in article 7(7)I of the Articles. As soon as practical after the direction notice has ceased to have effect (and in any event within seven days thereafter) the Directors shall procure that the restrictions imposed by articles 7(4) and 7(5) of the Articles shall be removed and that dividends and other moneys withheld pursuant to article 7(4)(b)(i) of the Articles are paid to the relevant member.

Transfer of Shares

KazakhGold may permit the holding in uncertificated form of one or more classes of shares determined by the Directors for this purpose in order that the transfer of title to any such shares may be effected by means of a computer system in accordance with the Listing Rules and the Companies (Uncertificated Securities) (Jersey) Order 1999, as amended (the “Uncertificated Securities Order”), provided that the register of members shall be held in Jersey pursuant to the Jersey Companies Law.

Unless and until the Directors determine that one or more classes of share may be held in uncertificated form, the shares shall be issued in certificated form.

The Directors shall have power to implement such arrangements as they may in their absolute discretion think fit in order for any class of shares to be a participating security (subject always to the UK Uncertificated Securities Regulations 2001, as amended (the “UK Regulations” and together with the Uncertificated Securities Order, the “Regulations”) and the facilities and requirements of the relevant system concerned). Where they do so and subject to the Jersey Companies Law:

•	the Articles shall be construed accordingly and shall be deemed to be modified, amended or extended to the extent necessary to ensure that the same are consistent with the provisions of the Regulations and to permit the holding of shares of the relevant classes in uncertificated form and the transfer of title to shares of the relevant classes by means of a computer system; and

•	the relevant provisions of the Articles shall commence to have effect immediately prior to the time at which the operator of the relevant system concerned permits the class of shares concerned to be a participating security.

In relation to any class of shares which is, for the time being, a participating security, and for so long as such class remains a participating security, no provision of the Articles shall apply or have effect to the extent that it is in any respect inconsistent with:

•	the holding of shares of that class in uncertificated form;

•	the transfer of title of shares of that class by means of a relevant system; or

Back to Contents

PART XV  SUMMARY OF KAZAKHGOLD’S MEMORANDUM AND ARTICLES OF ASSOCIATION

•	the Regulations.

Without prejudice to the generality of and notwithstanding anything contained in the Articles, where any class of shares is, for the time being, a participating security (such class being referred to hereinafter as the “Relevant Class”):

•	shares of the Relevant Class may be issued in uncertificated form in accordance with the Regulations;

•	unless the Directors otherwise determine, shares of the Relevant Class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings;

•	shares of the Relevant Class may be changed from uncertificated to certificated form and from certificated to uncertificated form, in accordance with the Regulations;

•	title of shares of the Relevant Class which are recorded on the register of members as being held in uncertificated form may be transferred by means of the relevant system concerned and accordingly (and in particular but without limitation) the Articles shall not apply in respect of such shares to the extent that any article requires or contemplates the effecting of a transfer by an instrument in writing and the production of a certificate for the share to be transferred;

•	KazakhGold shall comply with the provisions of regulations 21 and 22 of the UK Regulations in relation to the Relevant Class; and

•	the provisions of the Articles with respect to meetings of or including holders of the Relevant Class, including notices of such meetings, shall have effect subject to the provisions of regulation 34 of the UK Regulations.

Where relevant any article that requires KazakhGold to issue a certificate to any person holding shares of the Relevant Class in uncertificated form shall not apply.

Any instrument of transfer of shares shall be in writing in any form which the Directors may approve (which shall specify the full name and address of the transferee) and shall be signed by or on behalf of the transferor (and, in the case of any partly paid share, the transferee) and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof.

The Directors may decline to register any transfer of shares prohibited by the Articles and may decline to register any transfer of shares unless the instrument of transfer is deposited at KazakhGold’s registered office or such other place as the Directors may reasonably require, accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. If the Directors decline to register a transfer of any share, they shall, within two months after the date on which the transfer was lodged with KazakhGold, send to the transferee notice of the refusal.

The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods as the Directors may determine.

KazakhGold shall be entitled to retain any instrument of transfer of any share which is registered, but any instrument of transfer of any share which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

Lien

KazakhGold shall have a lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share and KazakhGold shall also have a lien on all shares (other than fully paid shares) standing registered in the name of a single person for all monies presently payable by him or his estate to KazakhGold but the Directors may at any time declare any shares to be wholly or in part exempt from the provisions of the relevant article. KazakhGold’s lien (if any) on the shares shall extend to all dividends payable thereon.

General Meetings

KazakhGold shall hold a general meeting as its Annual General Meeting once in every calendar year at each time and at such place as may be determined by the Directors.

The Directors may whenever they think fit convene an Extraordinary General Meeting and Extraordinary General Meetings shall also be convened on a requisition made in accordance with

Back to Contents

PART XV  SUMMARY OF KAZAKHGOLD’S MEMORANDUM AND ARTICLES OF ASSOCIATION

the Jersey Companies Law in writing and signed by members holding in the aggregate not less than one tenth of the total voting rights of the members who have the right to vote at the meeting.

Appointment of Directors

The number of Directors shall be not fewer than four. A Director need not be a member of KazakhGold. The Directors shall have power at any time and from time to time to appoint, subject to the provisions of the Jersey Companies Law, any person to be a Director either to fill a casual vacancy or as an additional Director. KazakhGold may by Ordinary Resolution appoint any person to office as a Director.

Election, Re-election and Retirement of Directors

Subject to the provisions of the Articles all Directors shall submit themselves for election by shareholders at the first opportunity after their appointment, and shall not remain in office for longer than three years since their last election or re-election without submitting themselves for re-election. At each Annual General Meeting, the Directors subject to retirement in accordance with the Articles shall retire from office. A Director retiring at such meeting shall retain office until the dissolution of such meeting and accordingly on retiring a Director who is re-elected or deemed to have been re-elected pursuant to the Articles will continue in office without a break.

The Directors to retire by rotation shall include any Director who wishes to retire and not to offer himself for re-election and any Director who has been, or who by the time of the next Annual General Meeting will have been, in office for three years.

Powers of Directors

The business of KazakhGold shall be managed by the Directors who may pay all expenses incurred in setting up and registering KazakhGold and who may exercise all such powers of KazakhGold as are not provided for by the Jersey Companies Law, the memorandum of association of KazakhGold, the Articles, or any directions given by special resolution required to be exercised by KazakhGold in general meeting. No alteration of the memorandum of association of KazakhGold or the Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if the alteration had not been made or the direction had not been given. The powers given by the relevant Article shall not be limited by any special power given to the Directors by the Articles. A meeting of the Directors at which a quorum is present may exercise all powers and discretions exercisable by the Directors.

Proceedings of Directors

The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit and may determine the quorum necessary for the transaction of business which in default of such determination shall be four.

Any Director may participate in a meeting of the Directors or in a committee thereof by means of a conference telephone or similar communications equipment whereby all of the Directors participating in the meeting can hear each other and the Directors participating this manner shall be deemed to be present in person at such meeting for all the purposes of the Articles.

The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected or if at any meeting the chairman is not present at the time appointed for holding the same the Directors present shall choose one of their number to be chairman of such meeting. The chairman has a second or casting vote at meetings of Directors.

Directors’ Interests

A Director may be or become a director or other officer of or otherwise interested in any company promoted by KazakhGold or in which KazakhGold may be interested as a member or otherwise and no such Director shall be accountable to KazakhGold for any remuneration or other benefits received by him as a director or officer of or from his interests in such other company unless KazakhGold otherwise directs.

A Director who has directly or indirectly an interest in a transaction entered into or proposed to be entered into by KazakhGold or by a subsidiary of KazakhGold which to a material extent conflicts with the interests of KazakhGold and of which he has actual knowledge shall disclose to KazakhGold (by notice to the Directors) the nature and extent of his interest. Subject thereto any such Director shall not be liable to account to KazakhGold for any profit or gain realised by him on such transactions.

Back to Contents

PART XV  SUMMARY OF KAZAKHGOLD’S MEMORANDUM AND ARTICLES OF ASSOCIATION

A notice in writing given to KazakhGold by a Director that he is to be regarded as interested in a transaction with a specified person is sufficient disclosure of his interest in any such transaction entered into after the notice is given. Subject to the Articles, a Director may vote in respect of any such transaction and if he does so vote his vote shall be counted and he shall be capable of being counted towards the quorum at any meeting of the Directors at which any such transaction shall come before the Directors for consideration.

Subject to the provisions of the Jersey Companies Law a Director may act by himself or his firm in a professional capacity for KazakhGold and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

Borrowing Powers

The Directors may exercise all the powers of KazakhGold to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of KazakhGold or its parent undertaking (if any) or any subsidiary undertaking of KazakhGold or of any third-party.

Winding Up

Subject to the claims of any secured creditors and to the provisions of any enactment as to preferential payments KazakhGold’s property shall on winding up be realised and applied in satisfaction of KazakhGold’s liabilities pari passu and subject thereto any surplus shall then be distributed amongst the members according to their rights and interests in KazakhGold. Subject to the rights of the holders of shares issued upon special conditions if the assets available for distribution to members shall be insufficient to pay the whole of the paid up capital such assets shall be shared on a pro rata basis amongst members by reference to the number of fully paid up shares held by each member respectively at the commencement of the winding up.

If KazakhGold shall be wound up the liquidator, or where there is no liquidator the Directors, may with the sanction of a special resolution divide amongst the members in specie any part of the assets of KazakhGold or vest the same in trustees upon such trusts for the benefit of the members as the liquidator or the Directors (as the case may be) with the like sanction shall think fit.

Back to Contents

PART XVI

COMPARISON OF SHAREHOLDER RIGHTS
IN KAZAKHGOLD AND POLYUS GOLD

KazakhGold is incorporated in Jersey, and Polyus Gold is incorporated in the Russian Federation. Consequently, corporate governance and the rights of a holder of shares in KazakhGold will differ from corporate governance and the rights of a Polyus Gold shareholder due to the differences between the respective corporate laws of Jersey and Russia and the Articles of KazakhGold and Polyus Gold’s charter (the “Polyus Gold Charter”).

The following is a summary of certain provisions of the Russian Joint Stock Companies Law and the Polyus Gold Charter that differ from the Jersey Companies Law and Articles of KazakhGold. The summary does not purport to be a complete statement of the respective shareholders’ rights of KazakhGold and Polyus Gold.

Provisions Applicable to Polyus Gold Shareholders Authorised and Issued Share Capital	Provisions Applicable to KazakhGold Shareholders

Polyus Gold’s charter capital is RUB 190,627,747 and is divided into 190,627,747 registered common shares, each having a nominal value of RUB 1.00.
KazakhGold’s authorised share capital is divided into ordinary shares with a par value £0.0001 each and as of the date of this Prospectus its authorised share capital is £21,000 divided into 210,000,000 ordinary shares.

Polyus Gold Charter does not currently provide for authorised but unissued shares.	KazakhGold’s issued share capital is 52,941,666 ordinary shares.

A resolution will be put to the KazakhGold EGM to increase KazakhGold’s authorised share capital to £360,000 divided into 3,600,000,000 ordinary shares of £0.0001 each.
Alteration of Share Capital
Polyus Gold has the right to increase or decrease its charter capital and to issue additional shares or any other types of securities in accordance with applicable law. Any alteration of share capital (subject to a limited number of exceptions for share issuances) requires a shareholder vote.
KazakhGold may, if authorised by a special resolution (two-thirds majority), increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by applicable law.

Any increase in the share capital of a company requires a special resolution rather than an ordinary resolution (a simple majority).

Under the Jersey Companies Law and KazakhGold’s Articles, the directors do not need the sanction of the members to issue and allot shares.

Subject to confirmation by the court and the provisions of the applicable law, KazakhGold may by special resolution reduce its share capital in any way.

Back to Contents

PART XVI COMPARISON OF SHAREHOLDER RIGHTS IN KAZAKHGOLD AND POLYUS GOLD

Share Buy-Back
Subject to the approval of more than 50% of the members of Polyus Gold Board or, in certain cases, by at least 75% vote of shareholders holding voting shares of Polyus Gold and participating in the general shareholders’ meeting, unless otherwise provided by applicable law, Polyus Gold may acquire its own shares and either hold them as treasury shares for subsequent resale within one year following such acquisition or redeem them.
KazakhGold may, if authorized by a special resolution and subject to the provisions of the Jersey Companies Law, acquire its own shares and either hold them as treasury shares or cancel them.

The Directors of KazakhGold must make a 12-month forward-looking cash flow solvency statement before KazakhGold can buy back any shares.

Amending the Charter/Articles of Association

The authority to amend or change the Polyus Gold Charter is vested in Polyus Gold’s shareholders and requires a supermajority vote of at least 75% of the votes of shareholders’ participating in the general shareholders meeting, unless otherwise provided by applicable legislation.

Amendments to KazakhGold’s Articles require a special resolution.

Pre-emptive Rights
Each shareholder of Polyus Gold has a pre-emptive right to acquire newly issued shares of Polyus Gold placed by way of an open subscription in proportion to its shareholding in the share capital of Polyus Gold. Each shareholder of Polyus Gold that voted against the decision on placement of additional shares of Polyus Gold by way of a closed subscription or did not participate in the voting on the matter has a pre-emptive right to acquire newly issued shares on a pro rata (proportional) basis.

Neither the Jersey Companies Law nor KazakhGold’s Articles provide members with pre-emption rights on the issue of new shares.
Dividends
Polyus Gold may, in accordance with its Charter, declare a dividend to be paid to all shareholders.

Declaration and payment of dividends require a simple majority vote 50% plus one share) of the votes of shareholders’ of Polyus Gold participating in the general shareholders meeting, which must be based on recommendations of Polyus Gold’s Board of directors with respect to the amount of the dividend.

KazakhGold may by ordinary resolution declare any dividends, although no dividend may exceed the amount recommended by the directors. The Directors may pay interim dividends without the need for a resolution of the members to be passed.

The Directors must make a 12-month forward-looking solvency statement before KazakhGold can pay any dividends or other forms of distribution.

Voting Rights
Each holder of fully paid up Polyus Shares has the right to participate in the general shareholders’ meetings with the right to vote on all issues on the agenda, save for approval of an interested party transaction (when required) where such holder is an interested party, and to propose issues to the agenda.	The holders of KazakhGold ordinary shares have the right to attend and vote at general meetings of the company. Each member has one vote for each ordinary share it holds.

Each fully paid up Polyus Share gives each holder one vote at a general shareholders meeting on all matters that are in the competence of a general shareholders meeting, except that cumulative voting is required for the election of Polyus Gold’s board of directors. Where cumulative voting is required, each common share entitles each holder
KazakhGold’s Articles provide that no member is entitled to vote at a general meeting if any calls or other sums are payable by it to the company.

Members have the right to appoint a proxy, and corporations have the right to appoint a corporate representative, to attend and vote at general

Back to Contents

PART XVI COMPARISON OF SHAREHOLDER RIGHTSIN KAZAKHGOLD AND POLYUS GOLD

to the same number of votes as the total number of members to be elected to Polyus Gold’s board of directors, and all such votes can be cast for a single candidate or may be distributed between two or more candidates.	meetings on the member’s behalf.

Voting at general shareholders meetings is conducted by ballot.
Resolutions are voted on a show of hands unless a poll is demanded by (i) the chairman of the meeting, (ii) five members entitled to vote on the resolution or (iii) members holding at least one-tenth of the voting rights of the members being entitled to vote on the resolution. In addition a poll can be demanded by a member or members holding shares on which they are entitled to vote on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares being entitled to vote on the resolution.

Notice of Shareholders General Meetings
A general shareholders meeting requires at least 30 days notice to be given to all shareholders entitled to receive such notice, unless a longer period (70 days) is required by applicable law.

Pursuant to Polyus Gold’s Charter the notice must be published in newspapers determined by the Charter. The agenda may not be changed after its distribution or publication.
An annual general meeting or a meeting for the passing of a special resolution requires a 21 days clear notice to be given to each member entitled to attend and vote at such general meeting, stating the date, place and time at which the meeting is to be held together with the general business to be conducted at such meeting. In the case of any other general meetings 14 days notice specifying the same details is required.

General meetings (other than annual general meetings) can be held on short notice with the consent of members holding not less that 95% of the total voting rights of the members who have that right. Annual general meetings can only be held on short notice with the consent of all members.

Meetings of Shareholders
The chairman of the board of directors may preside at the general shareholders meeting or may delegate his or her powers to another member of the board of directors.
The chairman (if any) of the board of directors presides as chairman of general meetings, failing which the directors present at the meeting may elect one of their number to be the chairman of the general meeting.

The general shareholders meeting shall have authority (i.e., the quorum requirement shall be met) if shareholders (or their representatives) owning in the aggregate more than 50% of the Polyus Shares carrying voting rights voting shares participate in the general shareholders meeting.	If no directors are present or if no director is willing to act as chairman, the members present at the meeting may elect one of their number to be chairman of the meeting.

In the absence of a quorum at an annual general shareholders meeting, a rescheduled annual general shareholders meeting with the same agenda must be held.

In the absence of a quorum at an extraordinary general shareholders meeting, a rescheduled extraordinary general shareholders meeting with the same agenda may be held.

A rescheduled shareholders annual or extraordinary
The quorum for general meetings is two persons entitled to vote on the business to be transacted, each being a member, proxy for a member or corporate representative of a member.

If a quorum is not present within 30 minutes from the time appointed for the general meeting, the meeting stands adjourned to the place, time and day in the next week to be appointed by the chairman of the meeting or if no place, time and day is so appointed, to the same place, time and

Back to Contents

PART XVI COMPARISON OF SHAREHOLDER RIGHTSIN KAZAKHGOLD AND POLYUS GOLD

general meeting may be called and held no later than 30 days after a failed shareholders annual or extraordinary general meeting, unless a later date is required under applicable law.

A rescheduled shareholders annual or extraordinary general meeting is considered to have a quorum if shareholders (or their representatives) owning in the aggregate at least 30% of Polyus Shares participate in the shareholders annual or extraordinary general meeting.	day in the following week as the original meeting. If no quorum is present within 30 minutes of the time appointed for an adjourned meeting, one qualifying person shall constitute a quorum.

Interested Party Transactions/Related Party Transactions
Under the Russian Joint Stock Companies Law, certain transactions defined as “Interested Party Transactions” require, subject to certain exemptions, approval by Polyus Gold Directors, Independent Directors or shareholders of Polyus Gold who are not interested in the transaction. Polyus Gold Directors and shareholders holding more than 20 per cent of the Polyus Gold Shares must inform relevant management bodies of Polyus Gold about their potential or actual interests in a transaction.
Prior to voting by the board of directors on a matter, all interests that any board member has in the matter must be fully disclosed. The interested director may participate in the discussion and vote on such transaction.

Under the Jersey Companies Law, directors must disclose to the company the nature and extent of any interest he has, directly or indirectly, which does or may conflict with the interests of the company.

Shareholders’ Rights of Inspection and Receipt of Information
Each shareholder has the right to receive information on Polyus Gold’s activities and Shareholder(s) that hold at least 25% of voting shares may inspect Polyus Gold’s books and other documentation in accordance with the procedures established by applicable law.	No member (as such) has a right to inspect any account, book or document of KazakhGold, except as conferred by law or authorised by the Directors or by any ordinary resolution of KazakhGold.

Governing Bodies and Election of the Board
Governing bodies of Polyus Gold are the shareholders meeting, board of directors and the chief executive officer (General Director).

The shareholders meeting is the supreme governing body of Polyus Gold. A general shareholders meeting may not decide issues that do not fall within its competence as established by the Russian Joint Stock Companies Law and by the Charter of Polyus Gold in accordance with the Russian Joint Stock Companies Law.
The management of KazakhGold vests with its Directors, who may exercise all powers of the company that are not required to be exercised by the company at a general meeting of its members by virtue of KazakhGold’s Articles, the Jersey Companies Law, or any special resolution passed by its members.

Jersey law does not specifically refer to the position of a chief executive officer, so this office bears no particular legal significance under Jersey law.

The board of directors of Polyus Gold has primarily supervisory functions and is responsible for the management of Polyus Gold, with the exception of those matters that are designated by the Russian Joint Stock Companies Law and the Charter of Polyus Gold as being reserved for the decision of shareholders at a general shareholders meeting. Matters which are within the authority of the board may not be delegated to the executive bodies of Polyus Gold.

The number of directors shall be not fewer than four. A Director need not be a member of KazakhGold. The Directors shall have power at any time and from time to time to appoint, subject to the provisions of the Jersey Companies Law, any person to be a Director either to fill a casual vacancy or as an additional Director. KazakhGold may by ordinary resolution appoint any person to office as a director.

Back to Contents

PART XVI COMPARISON OF SHAREHOLDER RIGHTSIN KAZAKHGOLD AND POLYUS GOLD

According to the Russian Joint Stock Companies Law the entire board must be elected at each annual general shareholders meeting by the cumulative voting method. Before the expiration of their term, the Polyus Gold directors may be removed as a group at any time without cause by a simple majority vote at a general shareholders meeting.

The Russian Joint Stock Companies Law requires all joint stock companies with 50 or more shareholders to have a board of directors with at least 5 members. The Russian Joint Stock Companies Law requires a joint stock company with more than 1,000 holders of voting shares to have a board of directors with not less than 7 members and a joint stock company with more than 10,000 holders of voting shares to have a board of directors with not less than 9 members.

The Chairman of the Board is elected by the board by simple majority vote of all elected members of the board. The Chairman is responsible for leading the work of the board.

The General Director is Polyus Gold’s chief executive officer and is responsible for Polyus Gold’s day-to-day activities. The General Director is elected by the board of directors and exercises executive authority over all activities of Polyus Gold, except for issues reserved to the shareholders and the board.
Subject to the provisions of the KazakhGold’s Articles, all Directors shall submit themselves for election by members at the first opportunity after their appointment, and shall not remain in office for longer than three years since their last election or re-election without submitting themselves for re-election. At each annual general meeting, a certain number of Directors must retire by rotation in accordance with KazakhGold’s Articles. A Director retiring at any general meeting shall retain office until the dissolution of such meeting and accordingly on retiring a Director who is re-elected or deemed to have been re-elected pursuant to KazakhGold’s Articles will continue in office without a break.

Any Director of KazakhGold has the right at his discretion and at any time and from time to time to appoint either another Director or any other person (with certain exceptions) to act as an alternate director in his place and may at his discretion remove from office an alternate director so appointed by him.

Liquidation Rights
In the event of liquidation of Polyus Gold, the holders of Polyus Shares have the right to receive a portion of the property (or a portion of the value of the property) of Polyus Gold in proportion to their shareholding in the charter capital of Polyus Gold remaining after the claims of all of Polyus Gold’s creditors have been satisfied in accordance with the Polyus Gold Charter and applicable law.
Subject to the claims of any secured creditors and to the provisions of any enactment as to preferential payments, KazakhGold’s property shall on winding up be realized and applied in satisfaction of the company’s liabilities pari passu and subject thereto any surplus shall then be distributed amongst the members according to their rights and interests in KazakhGold. Subject to the rights of the holders of shares issued upon special conditions, if the assets available for distribution to members shall be insufficient to pay the whole of the paid up capital such assets shall be shared on a pro rata basis amongst members by reference to the number of fully paid up shares held by each member respectively at the commencement of the winding up.

If KazakhGold is wound up the liquidator or, where there is no liquidator, the directors may, with the sanction of a special resolution, divide amongst the members in specie any part of the assets of the company or vest the same in trustees upon such trusts for the benefit of the members as the liquidator or the directors (as the case may be) with the like sanction shall think fit.

Back to Contents

PART XVII

TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

The following terms and conditions (excepting sentences in italics) apply to the Global Depositary Receipts, and are endorsed on each Global Depositary Receipt certificate. References in this Part XVII to (i) the “Offering” are to the offering of GDRs by KazakhGold that closed on 30 November 2005 and (ii) the “Deposit Agreement” are to the GDR Deposit Agreement.

The Global Depositary Receipts (“GDRs”) represented by this certificate are each issued in respect of one ordinary share of par value GBP 0.0001 each (the “Shares”) in KazakhGold Group Limited (the “Company”) pursuant to and subject to an agreement dated 30 November 2005, and made between KazakhGold and The Bank of New York (now known as The Bank of New York Mellon) in its capacity as depositary (the “Depositary”) for the “Regulation S Facility” and for the “Rule 144A Facility” (such agreement, as amended from time to time, being hereinafter referred to as the “Deposit Agreement”). Pursuant to the provisions of the Deposit Agreement, the Depositary has appointed BNY (Nominees Limited) as Custodian (the “Custodian”) to receive and hold on its behalf any relevant documentation respecting certain Shares (the “Deposited Shares”) and all rights, interests and other securities, property and cash deposited with the Custodian which are attributable to the Deposited Shares (together with the Deposited Shares, the “Deposited Property”). The Depositary shall hold Deposited Property for the benefit of the Holders (as defined below) as bare trustee in proportion to their holdings of GDRs. In these terms and conditions (the “Conditions”), references to the “Depositary” are to The Bank of New York (now known as The Bank of New York Mellon) and/or any other depositary which may from time to time be appointed under the Deposit Agreement, references to the “Custodian” are to BNY (Nominees Limited) or any other custodian from time to time appointed under the Deposit Agreement and references to the “Main Office” mean, in relation to the relevant Custodian, its head office in the city of London or such other location of the head office of the Custodian in Jersey as may be designated by the Custodian with the approval of the Depositary (if outside the city of London) or the head office of any other custodian from time to time appointed under the Deposit Agreement.

The GDRs are represented by interests in a Master Regulation S GDR, evidencing Regulation S GDRs, and by interests in a Master Rule 144A GDR, evidencing Rule 144A GDRs (as each such term is defined in the Deposit Agreement). The GDRs are exchangeable in the circumstances set out in “Summary of Provisions Relating to the GDRs while in Master Form” for a certificate in definitive registered form in respect of GDRs representing all or part of the interest of the holder in the Master GDR.

References in these Conditions to the “Holder” of any GDR shall mean the person or persons registered on the books of the Depositary maintained for such purpose (the “Register”) as holder. These Conditions include summaries of, and are subject to, the detailed provisions of the Deposit Agreement, which includes the forms of the certificates in respect of the GDRs. Copies of the Deposit Agreement are available for inspection at the specified office of the Depositary and each Agent (as defined in Condition 17) and at the Main Office of the Custodian. Terms used in these Conditions and not defined herein but which are defined in the Deposit Agreement have the meanings ascribed to them in the Deposit Agreement. Holders of GDRs are not party to the Deposit Agreement and thus, under English Law, have no contractual rights against, or obligations to, KazakhGold or Depositary. However, the Deed Poll executed by KazakhGold in favour of the Holders provides that, if KazakhGold fails to perform the obligations imposed on it by certain specified provisions of the Deposit Agreement, any Holder may enforce the relevant provisions of the Deposit Agreement as if it were a party to the Deposit Agreement and was the “Depositary” in respect of that number of Deposited Shares to which the GDRs of which he is the Holder relate. The Depositary is under no duty to enforce any of the provisions of the Deposit Agreement on behalf of any Holder of a GDR or any other person.

1	Withdrawal of Deposited Property and Further Issues of GDRs

1.1	Any Holder may request withdrawal of, and the Depositary shall thereupon relinquish, the Deposited Property attributable to any GDR upon production of such evidence of the entitlement of the Holder to the relative GDR as the Depositary may reasonably require, at the specified office of the Depositary or any Agent accompanied by:

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

(i)	duly executed order (in a form approved by the Depositary) requesting the Depositary to cause the Deposited Property being withdrawn to be delivered at the Main Office of the Custodian, or (at the request, risk and expense of the Holder, and only if permitted by applicable law from time to time) at the specified office located in New York, London or Jersey of the Depositary or any Agent, or to the order in writing of, the person or persons designated in such order;

(ii)	the payment of such fees, taxes, duties, charges and expenses as may be required under these Conditions or the Deposit Agreement;

(iii)	the surrender (if appropriate) of GDR certificates in definitive registered form properly endorsed in blank or accompanied by proper instruments of transfer satisfactory to the Depository to which the Deposited Property being withdrawn is attributable; and

(iv)	the delivery to the Depositary of a duly executed and completed certificate substantially in the form set out either (a) in Schedule 3, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered during the Restricted Period (such term being defined as the 40 day period beginning on the latest of the commencement of the Offering, the original issue date of the GDRs, and the issue date with respect to the additional GDRs, if any, issued to cover over-allotments) in respect of surrendered Regulation S GDRs, or (b) in Schedule 4, Part B, to the Deposit Agreement, if Deposited Property is to be withdrawn or delivered in respect of surrendered Rule 144A GDRs.

1.2	Upon production of such documentation and the making of such payment as aforesaid for withdrawal of the Deposited Property in accordance with Condition 1.1, the Depositary will direct the Custodian, by tested telex, facsimile or SWIFT message, within a reasonable time after receiving such direction from such Holder, to deliver at its Main Office to, or to the order in writing of, the person or persons designated in the accompanying order:

(i)	a certificate (if any) for, or other appropriate instrument of title (if any) to or evidence of a book-entry transfer in respect of the relevant Deposited Shares, registered in the name of the Depositary or its nominee and accompanied by such instruments of transfer in blank or to the person or persons specified in the order for withdrawal and such other documents, if any, as are required by law for the transfer thereof; and

(ii)	all other property forming part of the Deposited Property attributable to such GDR, accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof; provided however that the Depositary may make delivery at its specified office in New York of any Deposited Property which is in the form of cash;

PROVIDED THAT the Depositary (at the request, risk and expense of any Holder so surrendering a GDR):

(a)	will direct the Custodian to deliver the certificates for, or other instruments of title to, or book-entry transfer in respect of, the relevant Deposited Shares and any document relative thereto and any other documents referred to in sub-paragraphs 1.2(i) and (ii) of this Condition (together with any other property forming part of the Deposited Property which may be held by the Custodian or its agent and is attributable to such Deposited Shares); and/or

(b)	will deliver any other property forming part of the Deposited Property which may be held by the Depositary and is attributable to such GDR (accompanied, if required by law, by one or more duly executed endorsements or instruments of transfer in respect thereof);

in each case to the specified office located in New York or London of the Depositary (if permitted by applicable law from time to time) or at the specified office in Jersey of any Agent as designated by the surrendering Holder in the order accompanying such GDR.

1.3	Delivery by the Depositary, any Agent and the Custodian of all certificates, instruments, dividends or other property forming part of the Deposited Property as specified in this Condition will be made subject to any laws or regulations applicable thereto.

1.4	The Depositary may, in accordance with the terms of the Deposit Agreement and upon delivery of a duly executed order (in a form reasonably approved by the Depositary) and a duly executed certificate substantially in the form of (a) Schedule 3, Part A of the Deposit

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

Agreement (which is described in the following paragraph) by or on behalf of any investor who is to become the beneficial owner of the Regulation S GDRs or (b) Schedule 4, Part A of the Deposit Agreement (which is described in the second following paragraph) by or on behalf of any investor who is to become the beneficial owner of Rule 144A GDRs from time to time execute and deliver further GDRs having the same terms and conditions as the GDRs which are then outstanding in all respects (or the same in all respects except for the first dividend payment on the Shares corresponding to such further GDRs) and, subject to the terms of the Deposit Agreement, the Depositary shall accept for deposit any further Shares in connection therewith, so that such further GDRs shall form a single series with the already outstanding GDRs. References in these Conditions to the GDRs include (unless the context requires otherwise) any further GDRs issued pursuant to this Condition and forming a single series with the already outstanding GDRs.

The certificate to be provided in the form of Schedule 3, Part A of the Deposit Agreement certifies, among other things, that the person providing such certificate is located outside the United States and will comply with the restrictions on transfer set forth under “Plan of Distribution-Transfer Restrictions”.

The certificate to be provided in the form of Schedule 4, Part A of the Deposit Agreement certifies, among other things that the person providing such certificate is a qualified institutional buyer (as defined in Rule 144A under the US Securities Act (“QIB”)) or is acting for the account of another person and such person is a QIB and, in either case, will comply with the restrictions on transfer set forth under “Plan of Distribution – Transfer Restrictions”.

1.5	Any further GDRs issued pursuant to Condition 1.4 which correspond to Shares which have different dividend rights from the Shares corresponding to the outstanding GDRs will correspond to a separate temporary global Regulation S GDR and/or Rule 144A GDR. Upon becoming fungible with outstanding GDRs, such further GDRs shall be evidenced by a Master Regulation S GDR and a Master Rule 144A GDR (by increasing the total number of GDRs evidenced by the relevant Master Regulation S GDR and the Master Rule 144A GDR by the number of such further GDRs, as applicable).

1.6	The Depositary may issue GDRs against rights to receive Shares from KazakhGold (or any agent of KazakhGold recording Share ownership). No such issue of GDRs will be deemed a “Pre-Release” as defined in Condition 1.7.

1.7	Unless requested in writing by KazakhGold to cease doing so, and notwithstanding the provisions of Condition 1.4, the Depositary may execute and deliver GDRs or issue interests in a Master Regulation S GDR or Master Rule 144A GDR, as the case may be, prior to the receipt of Shares (a “Pre-Release”). The Depositary may, pursuant to Condition 1.1, deliver Shares upon the receipt and cancellation of GDRs, which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such GDR has been Pre-Released. The Depositary may receive GDRs in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom GDRs or Deposited Property are to be delivered (the “Pre-Releasee”) that such person, or its customer, (i) owns or represents the owner of the corresponding Deposited Property or GDRs to be remitted (as the case may be), (ii) assigns all beneficial right, title and interest in such Deposited Property or GDRs (as the case may be) to the Depositary in its capacity as such and for the benefit of the Holders, (iii) will not take any action with respect to such GDRs or Deposited Property (as the case may be) that is inconsistent with the transfer of beneficial ownership (including without the consent of the Depositary, disposing of such Deposited Property or GDRs, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralised with cash or such other collateral as the Depository determines in good faith will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days’ notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of GDRs which are outstanding at any time as a result of Pre-Release will not normally represent more than 30% of the total number of GDRs then outstanding; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate and may, with the prior written consent of KazakhGold, change such limits for the purpose of general application. The Depositary will also set dollar limits with respect to such transactions hereunder with any particular Pre-Releasee hereunder on a case by case basis as the

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

Depositary deems appropriate. The collateral referred to in sub-paragraph (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee’s obligations in connection herewith, including the Pre-Releasee’s obligation to deliver Shares and/or other securities or GDRs upon termination of a transaction anticipated hereunder (and shall not, for the avoidance of doubt, constitute Deposited Property hereunder).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing including, without limitation, earnings on the collateral.

The person to whom a Pre-Release of Rule 144A GDRs or Rule 144A Shares is to be made pursuant to this Condition 1.7 shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 4 Part A of the Deposit Agreement. The person to whom any Pre-Release of Regulation S GDRs or Regulation S Shares is to be made pursuant to this paragraph shall be required to deliver to the Depositary a duly executed and completed certificate substantially in the form set out in Schedule 3 Part A of the Deposit Agreement.

2	Suspension of Issue of GDRs and of Withdrawal of Deposited Property

The Depositary shall be entitled, at its reasonable discretion, at such times as it shall determine, to suspend the issue or transfer of GDRs (and the deposit of Shares) generally or in respect of particular Shares. In particular, to the extent that it is in its opinion practicable for it to do so, the Depositary will refuse to accept Shares for deposit, to execute and deliver GDRs or to register transfers of GDRs if it has been notified by KazakhGold in writing that the Deposited Shares or GDRs or any depositary receipts corresponding to Shares are listed on a US Securities Exchange or quoted on a US automated inter dealer quotation system unless accompanied by evidence satisfactory to the Depositary that any such Shares are eligible for resale pursuant to Rule 144A. Further, the Depositary may suspend the withdrawal of Deposited Property during any period when the Register, or the register of shareholders of KazakhGold is closed or, generally or in one or more localities, suspend the withdrawal of Deposited Property or deposit of Shares if deemed necessary or desirable or advisable by the Depositary in good faith at any time or from time to time, in order to comply with any applicable law or governmental or stock exchange regulations or any provision of the Deposit Agreement or for any other reason. The Depositary shall (unless otherwise notified by KazakhGold) restrict the withdrawal of Deposited Shares where KazakhGold notifies the Depositary in writing that such withdrawal would result in ownership of Shares exceeding any limit under any applicable law, government resolution or KazakhGold’s constitutive documents or would otherwise violate any applicable laws.

3	Transfer and Ownership

The GDRs are in registered form, each corresponding to one Share. Title to the GDRs passes by registration in the Register and accordingly, transfer of title to a GDR is effective only upon such registration. The Depositary will refuse to accept for transfer any GDRs if it reasonably believes that such transfer would result in violation of any applicable laws. The Holder of any GDR will (except as otherwise required by law) be treated by the Depositary and KazakhGold as its beneficial owner for all purposes (whether or not any payment or other distribution in respect of such GDR is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or theft or loss of any certificate issued in respect of it) and no person will be liable for so treating the Holder.

Interests in Rule 144A GDRs represented by the Master Rule 144A GDR may be transferred to a person whose interest in such Rule 144A GDRs is subsequently represented by the Master Regulation S GDR only upon receipt by the Depositary of written certifications (in the forms provided in the Deposit Agreement) from the transferor and the transferee to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “US Securities Act”). Prior to expiration of the Distribution Compliance Period, no owner of Regulation S GDRs may transfer Regulation S GDRs or Shares represented thereby except in accordance with Rule 903 or Rule 904 of Regulation S under the US Securities Act or to, or for the account of, a qualified institutional buyer as defined in Rule 144A under the US Securities Act (each a “QIB”) in a transaction meeting the requirements of Rule 144A. There shall be no transfer of Regulation S GDRs by an owner thereof to a QIB except as aforesaid and unless such owner (i) withdraws Regulation S Shares from the Regulation S Facility in accordance with Clause 3.5 of the Deposit Agreement and (ii) instructs the Depositary to deliver the Shares so withdrawn to the account of the Custodian to be deposited into the Rule

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

144A Facility for issuance thereunder of Rule 144A GDRs to, or for the account of, such QIB. Issuance of such Rule 144A GDRs shall be subject to the terms and conditions of the Deposit Agreement, including, with respect to the deposit of Shares and the issuance of Rule 144A GDRs, delivery of the duly executed and completed written certificate and agreement required under the Deposit Agreement by or on behalf of each person who will be the beneficial owner of such Rule 144A GDRs certifying that such person is a QIB and agreeing that it will comply with the restrictions on transfer set forth therein and to payment of the fees, charges and taxes provided therein.

4	Cash Distributions

Whenever the Depositary shall receive from KazakhGold any cash dividend or other cash distribution on or in respect of the Deposited Shares (including any amounts received in the liquidation of KazakhGold) or otherwise in connection with the Deposited Property, the Depositary shall, as soon as practicable, convert the same into United States dollars in accordance with Condition 8. The Depositary shall, if practicable in the opinion of the Depositary, give notice to the Holders of its receipt of such payment in accordance with Condition 23, specifying the amount per Deposited Share payable in respect of such dividend or distribution and the earliest date, determined by the Depositary, for transmission of such payment to Holders and shall as soon as practicable distribute any such amounts to the Holders in proportion to the number of Deposited Shares corresponding to the GDRs so held by them respectively, subject to and in accordance with the provisions of Conditions 9 and 11; PROVIDED THAT:-

(a)	in the event that the Depositary is aware that any Deposited Shares are not entitled, by reason of the date of issue or transfer or otherwise, to such full proportionate amount, the amount so distributed to the relative Holders shall be adjusted accordingly; and

(b)	the Depositary will distribute only such amounts of cash dividends and other distributions as may be distributed without attributing to any GDR a fraction of the lowest integral unit of currency in which the distribution is made by the Depositary, and any balance remaining shall be retained by the Depositary beneficially as an additional fee under Condition 16.1(iv).

5	Distributions of Shares

Whenever the Depositary shall receive from KazakhGold any distribution in respect of Deposited Shares which consists of a dividend or free distribution of Shares, the Depositary shall cause to be distributed to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, additional GDRs corresponding to an aggregate number of Shares received pursuant to such distribution. Such additional GDRs shall be distributed by an increase in the number of GDRs corresponding to the Master GDRs or by an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that KazakhGold, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) sell such Shares so received and distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

6	Distributions other than in Cash or Shares

Whenever the Depositary shall receive from KazakhGold any dividend or distribution in securities (other than Shares) or in other property (other than cash) on or in respect of the Deposited Property, the Depositary shall distribute or cause to be distributed such securities or other property to the Holders entitled thereto, in proportion to the number of Deposited Shares corresponding to the GDRs held by them respectively, in any manner that the Depositary may deem equitable and practicable for effecting such distribution; PROVIDED THAT, if and in so far as the Depositary deems any such distribution to all or any Holders not to be reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that KazakhGold, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary shall deal with the securities or property so received, or any part thereof, in such way as the Depositary may determine to be equitable and practicable, including, without limitation, by way of sale (either by public or private sale and otherwise at its discretion, subject to all applicable laws and regulations) and shall (in the case of a

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

sale) distribute the resulting net proceeds as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

7	Rights Issues

If and whenever KazakhGold announces its intention to make any offer or invitation to the holders of Shares to subscribe for or to acquire Shares, securities or other assets by way of rights, the Depositary shall as soon as practicable give notice to the Holders, in accordance with Condition 23, of such offer or invitation, specifying, if applicable, the earliest date established for acceptance thereof, the last date established for acceptance thereof and the manner by which and time during which Holders may request the Depositary to exercise such rights as provided below or, if such be the case, specifying details of how the Depositary proposes to distribute the rights or the proceeds of any sale thereof. The Depositary will deal with such rights in the manner described below:

(i)	if and to the extent that the Depositary shall, at its discretion, deem it to be lawful and reasonably practicable, the Depositary shall make arrangements whereby the Holders may, upon payment of the subscription price in GBP or other relevant currency together with such fees, taxes, duties, charges, costs and expenses as may be required under the Deposit Agreement and completion of such undertakings, declarations, certifications and other documents as the Depositary may reasonably require, request the Depositary to exercise such rights on their behalf with respect to the Deposited Shares and to distribute the Shares, securities or other assets so subscribed or acquired to the Holders entitled thereto by an increase in the numbers of GDRs corresponding to the Master GDRs or an issue of certificates in definitive registered form in respect of GDRs, according to the manner in which the Holders hold their GDRs; or

(ii)	if and to the extent that the Depositary shall at its discretion, deem it to be lawful and reasonably practicable, the Depositary will distribute such rights to the Holders entitled thereto in such manner as the Depositary may at its discretion determine; or

(iii)	if and to the extent that the Depositary deems any such arrangement and distribution as is referred to in paragraphs (i) and (ii) above to all or any Holders not to be lawful and reasonably practicable (including, without limitation, due to the fractions which would otherwise result or to any requirement that KazakhGold, the Custodian or the Depositary withhold an amount on account of taxes or other governmental charges) or to be unlawful, the Depositary (a) will, PROVIDED THAT Holders have not taken up rights through the Depositary as provided in (i) above, sell such rights (either by public or private sale and otherwise at its discretion subject to all applicable laws and regulations) or (b) may, if such rights are not transferable, in its discretion, arrange for such rights to be exercised and the resulting Shares or securities sold and, in each case, distribute the net proceeds of such sale as a cash distribution pursuant to Condition 4 to the Holders entitled thereto.

(iv)	(a)	Notwithstanding the foregoing, in the event that the Depositary offers rights pursuant to Condition 7(i) (the “Primary GDR Rights Offering”), if authorised by KazakhGold to do so, the Depositary may, in its discretion, make arrangements whereby in addition to instructions given by a Holder to the Depositary to exercise rights on its behalf pursuant to Condition 7(i), such Holder is permitted to instruct the Depositary to subscribe on its behalf for additional rights which are not attributable to the Deposited Shares represented by such Holder’s GDRs (“Additional GDR Rights”) if at the date and time specified by the Depositary for the conclusion of the Primary GDR Offering (the “Instruction Date”) instructions to exercise rights have not been received by the Depositary from the Holders in respect of all their initial entitlements, any Holder’s instructions to subscribe for such Additional GDR Rights (“Additional GDR Rights Requests”) shall specify the maximum number of Additional GDR Rights that such Holder is prepared to accept (the “Maximum Additional Subscription”) and must be received by the Depositary by the Instruction Date. If by the Instruction Date any rights offered in the Primary GDR Rights Offering have not been subscribed by the Holders initially entitled thereto (“Unsubscribed Rights”), subject to Condition 7(iv)(c) and receipt of the relevant subscription price in GBP or other relevant currency, together with such fees, taxes, duties, charges, costs and expenses as it may deem necessary, the Depositary shall make arrangements for the allocation and distribution of Additional GDR Rights in accordance with Condition 7(iv)(b).

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

(b)	Holders submitting Additional GDR Rights Requests shall be bound to accept the Maximum Additional Subscription specified in such Additional GDR Request but the Depositary shall not be bound to arrange for a Holder to receive the Maximum Additional Subscription so specified but may make arrangements whereby the Unsubscribed Rights are allocated pro rata on the basis of the extent of the Maximum Additional Subscription specified in each Holder’s Additional GDR Rights Request.

(c)	In order to proceed in the manner contemplated in this Condition 7(iv), the Depositary shall be entitled to receive such opinions from Jersey counsel and US counsel as in its discretion it deems necessary which opinions shall be in a form and provided by counsel satisfactory to the Depositary and at the expense of KazakhGold and may be requested in addition to any other opinions and/or certifications which the Depositary shall be entitled to receive under the Deposit Agreement and these Conditions. For the avoidance of doubt, save as provided in these Conditions and the Deposit Agreement, the Depositary shall have no liability to KazakhGold or any Holder in respect of its actions or omissions to act under this Condition 7(iv) and, in particular, the Depositary will not be regarded as being negligent, acting in bad faith, or in wilful default if it elects not to make the arrangements referred to in Condition 7(iv)(a).

KazakhGold has agreed in the Deposit Agreement that it will, unless prohibited by applicable law or regulation, give its consent to, and if requested use all reasonable endeavours (subject to the next paragraph) to facilitate, any such distribution, sale or subscription by the Depositary or the Holders, as the case may be, pursuant to Conditions 4, 5, 6, 7 or 10 (including the obtaining of legal opinions from counsel reasonably satisfactory to the Depositary concerning such matters as the Depositary may reasonably specify).

If KazakhGold notifies the Depositary that registration is required in any jurisdiction under any applicable law of the rights, securities or other property to be distributed under Condition 4, 5, 6, 7 or 10 or the securities to which such rights relate in order for KazakhGold to offer such rights or distribute such securities or other property to the Holders or owners of GDRs and to sell the securities corresponding to such rights, the Depositary will not offer such rights or distribute such securities or other property to the Holders or sell such securities unless and until KazakhGold procures the receipt by the Depositary of an opinion from counsel reasonably satisfactory to the Depositary that a registration statement is in effect or that the offering and sale of such rights or securities to such Holders or owners of GDRs are exempt from registration under the provisions of such law. Neither KazakhGold nor the Depositary shall be liable to register such rights, securities or other property or the securities to which such rights relate and they shall not be liable for any losses, damages or expenses resulting from any failure to do so.

If at the time of the offering of any rights, at its discretion, the Depositary shall be satisfied that it is not lawful or practicable (for reasons outside its control) to dispose of the rights in any manner provided in paragraphs (i), (ii), (iii) and (iv) above, the Depositary shall permit the rights to lapse. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Holders or owners of GDRs in general or to any Holder or owner of a GDR or Holders or owners of GDRs in particular.

8	Conversion of Foreign Currency

Whenever the Depositary shall receive any currency other than United States dollars by way of dividend or other distribution or as the net proceeds from the sale of securities, other property or rights, and if at the time of the receipt thereof the currency so received can in the judgment of the Depositary be converted on a reasonable basis into United States dollars and distributed to the Holders entitled thereto, the Depositary shall as soon as practicable itself convert or cause to be converted by another bank or other financial institution, by sale or in any other manner that it may reasonably determine, the currency so received into United States dollars. If such conversion or distribution can be effected only with the approval or licence of any government or agency thereof, the Depositary shall make reasonable efforts to apply, or procure that an application be made, for such approval or licence, if any, as it may deem desirable. If at any time the Depositary shall determine that in its judgment any currency other than United States dollars is not convertible on a reasonable basis into United States dollars and distributable to the Holders entitled thereto, or if any approval or licence of any government or agency thereof which is required for such conversion is denied or, in the opinion of the Depositary, is not obtainable, or if any such approval or licence is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute such other currency received by it (or an appropriate document evidencing the right to

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

receive such other currency) to the Holders entitled thereto to the extent permitted under applicable law, or the Depositary may in its discretion hold such other currency for the benefit of the Holders entitled thereto. If any conversion of any such currency can be effected in whole or in part for distribution to some (but not all) Holders entitled thereto, the Depositary may at its discretion make such conversion and distribution in United States dollars to the extent possible to the Holders entitled thereto and may distribute the balance of such other currency received by the Depositary to, or hold such balance for the account of, the Holders entitled thereto, and notify the Holders accordingly.

9	Distribution of any Payments

9.1	Any distribution of cash under Condition 4, 5, 6, 7 or 10 will be made by the Depositary to Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by KazakhGold as is reasonably practicable) and, if practicable in the opinion of the Depositary, notice shall be given promptly to Holders in accordance with Condition 23, in each case subject to any laws or regulations applicable thereto and (subject to the provisions of Condition 8) distributions will be made in United States dollars by cheque drawn upon a bank in New York City or, in the case of the Master GDRs, according to usual practice between the Depositary and Clearstream, Euroclear or DTC, as the case may be. The Depositary or the Agent, as the case may be, may deduct and retain from all moneys due in respect of such GDR in accordance with the Deposit Agreement all fees, taxes, duties, charges, costs and expenses which may become or have become payable under the Deposit Agreement or under applicable law or regulation in respect of such GDR or the relative Deposited Property.

9.2	Delivery of any securities or other property or rights other than cash shall be made as soon as practicable to the Holders on the record date established by the Depositary for that purpose (such date to be as close to the record date set by KazakhGold as is reasonably practicable), subject to any laws or regulations applicable thereto. If any distribution made by KazakhGold with respect to the Deposited Property and received by the Depositary shall remain unclaimed at the end of three years from the first date upon which such distribution is made available to Holders in accordance with the Deposit Agreement, all rights of the Holders to such distribution or the proceeds of the sale thereof shall be extinguished and the Depositary shall (except for any distribution upon the liquidation of KazakhGold when the Depositary shall retain the same) return the same to KazakhGold for its own use and benefit subject, in all cases, to the provisions of applicable law or regulation.

10	Capital Reorganisation

Upon any change in the nominal or par value, sub-division, consolidation or other reclassification of Deposited Shares or any other part of the Deposited Property or upon any reduction of capital, or upon any reorganisation, merger or consolidation of KazakhGold or to which it is a party (except where KazakhGold is the continuing corporation), the Depository shall as soon as practicable give notice of such event to the Holders and at its discretion may treat such event as a distribution and comply with the relevant provisions of Conditions 4, 5, 6 and 9 with respect thereto, or may execute and deliver additional GDRs in respect of Shares or may require the exchange of existing GDRs for new GDRs which reflect the effect of such change.

11	Withholding Taxes and Applicable Laws

11.1	Payments to Holders of dividends or other distributions on or in respect of the Deposited Shares will be subject to deduction of Jersey and other withholding taxes, if any, at the applicable rates.

11.2	If any governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required under any applicable law in Jersey in order for the Depositary to receive from KazakhGold Shares or other securities to be deposited under these Conditions, or in order for Shares, other securities or other property to be distributed under Condition 4, 5, 6 or 10 or to be subscribed under Condition 7 or to offer any rights or sell any securities represented by such rights relevant to any Deposited Shares, KazakhGold has agreed to apply for such authorisation, consent, registration or permit or file such report on behalf of the Holders within the time required under such laws. In this connection, KazakhGold has undertaken in the Deposit Agreement to the extent reasonably practicable to take such action as may be required in obtaining or filing the same. The Depositary shall not be obliged to distribute GDRs representing such Shares, Shares,

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

other securities or other property deposited under these Conditions or make any offer of any such rights or sell any securities corresponding to any such rights with respect to which such authorisation, consent, registration or permit or such report has not been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit, or to file any such report.

12	Voting Rights

12.1	Holders will have voting rights with respect to the Deposited Shares. KazakhGold has agreed to notify the Depositary of any resolution to be proposed at a General Meeting of KazakhGold and the Depositary will vote or cause to be voted the Deposited Shares in the manner set out in this Condition 12.

KazakhGold has agreed with the Depositary that it will promptly provide to the Depositary sufficient copies, as the Depositary may reasonably request, of notices of meetings of the shareholders of KazakhGold and the agenda therefore as well as written requests containing voting instructions by which each Holder may give instructions to the Depositary to vote for or against each and any resolution specified in the agenda for the meeting, which the Depositary shall send to any person who is a Holder on the record date established by the Depositary for that purpose (which shall be the same as the corresponding record date set by KazakhGold or as near as practicable thereto) as soon as practicable after receipt of the same by the Depositary in accordance with Condition 23. KazakhGold has also agreed to provide to the Depositary appropriate proxy forms to enable the Depositary to appoint a representative to attend the relevant meeting and vote on behalf of the Depositary.

12.2	In order for each voting instruction to be valid, the voting instructions form must be completed and duly signed by the respective Holder (or in the case of instructions received from the clearing systems should be received by authenticated SWIFT message) in accordance with the written request containing voting instructions and returned to the Depositary by such record date as the Depositary may specify.

12.3	The Depositary will exercise or cause to be exercised the voting rights in respect of the Deposited Shares so that a portion of the Deposited Shares will be voted for and a portion of the Deposited Shares will be voted against any resolution specified in the agenda for the relevant meeting in accordance with the voting instructions it has received.

12.4	If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permitted by Jersey law to exercise the voting rights in respect of the Deposited Shares differently (so that a portion of the Deposited Shares may be voted for a resolution and a portion of the Deposited Shares may be voted against a resolution) the Depositary shall, if the opinion referred to in Condition 12.7 below confirms it to be permissible under Jersey law, calculate from the voting instructions that it has received from all Holders (x) the aggregate number of votes in favour of a particular resolution and (y) the aggregate number of votes opposed to such resolution and cast or cause to be cast in favour of or opposed to such resolution the number of votes representing the net positive difference between such aggregate number of votes in favour of such resolution and such aggregate number of votes opposed to such resolution.

12.5	The Depositary will only endeavour to vote or cause to be voted the votes attaching to Shares in respect of which voting instructions have been received, except that if no voting instructions are received by the Depositary (either because no voting instructions are returned to the Depositary or because the voting instructions are incomplete, illegible or unclear) from a Holder with respect to any or all of the Deposited Shares represented by such Holder’s GDRs on or before the record date specified by the Depository, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by KazakhGold with respect to such Deposited Shares, and the Depositary shall give a discretionary proxy to a person designated by KazakhGold to vote such Deposited Shares, PROVIDED THAT no such instruction shall be deemed given, and no such discretionary proxy shall be given, with respect to any matter as to which KazakhGold informs the Depositary (and KazakhGold has agreed to provide such information in writing as soon as practicable) that (i) KazakhGold does not wish such proxy to be given, or (ii) such matter materially and adversely affects the rights of holders of Shares.

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

12.6	If the Depositary is advised in the opinion referred to in Condition 12.7 below that it is not permissible under Jersey law or the Depositary determines that it is not reasonably practicable to vote or cause to be voted such Deposited Shares in accordance with Conditions 12.3, 12.4 or 12.5, the Depositary shall not vote or cause to be voted such Deposited Shares.

12.7	Where the Depositary is to vote in respect of each and any resolution in the manner described in Conditions 12.3, 12.4 or 12.5 above the Depositary shall notify the Chairman of KazakhGold and appoint a person designated by him as a representative of the Depositary to attend such meeting and vote the Deposited Shares in the manner required by this Condition. The Depositary shall not be required to take any action required by this Condition 12 unless it shall have received an opinion from KazakhGold’s legal counsel (such counsel being reasonably acceptable to the Depositary) at the expense of KazakhGold to the effect that such voting arrangement is valid and binding on Holders under Jersey law and the statutes of KazakhGold and that the Depositary is permitted to exercise votes in accordance with the provisions of this Condition 12 but that in doing so the Depositary will not be deemed to be exercising voting discretion.

12.8	By continuing to hold GDRs, all Holders shall be deemed to have agreed to the provisions of this Condition as it may be amended from time to time in order to comply with applicable Jersey law.

12.9	The Depositary shall not, and the Depositary shall ensure that the Custodian and its nominees do not, vote or attempt to exercise the right to vote that attaches to the Deposited Shares, other than in accordance with instructions given in accordance with this Condition.

13	Documents to be Furnished, Recovery of Taxes, Duties and Other Charges, and Fees and Expenses due to the Depositary

The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Shares or other Deposited Property or the GDRs, whether under any present or future fiscal or other laws or regulations, and such part thereof as is proportionate or referable to a GDR (the “Charges”) shall be payable by the Holder thereof to the Depositary at any time on request or may be deducted from any amount due or becoming due on such GDR in respect of any dividend or other distribution. The Depositary may sell (whether by way of public or private sale and otherwise at its discretion subject to all applicable laws and regulations) for the account of the Holder an appropriate number of Deposited Shares or amount of other Deposited Property and will discharge out of the proceeds of such sale any Charges, and any fees or expenses due to the Depositary from the Holder pursuant to Condition 16, and subsequently pay any surplus to the Holder. Any request by the Depositary for the payment of Charges shall be made by giving notice pursuant to Condition 23.

14	Liability

14.1	In acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly specified in the Deposit Agreement and these Conditions and, other than holding the Deposited Property for the benefit of Holders as bare trustee, does not assume any relationship of trust for or with the Holders or owners of GDRs or any other person.

14.2	Neither the Depositary, the Custodian, KazakhGold, any Agent, nor any of their agents, officers, directors or employees shall incur any liability to any other of them or to any Holder or owner of a GDR or any other person with an interest in any GDRs if, by reason of any provision of any present or future law or regulation of Jersey or any other country or of any relevant governmental authority, or by reason of the interpretation or application of any such present or future law or regulation or any change therein, or by reason of any other circumstances beyond their control, or in the case of the Depositary, the Custodian, the Agent or any of their agents, officers, directors or employees, by reason of any provision, present or future, of the constitutive documents of KazakhGold, any of them shall be prevented, delayed or forbidden from doing or performing any act or thing which the terms of the Deposit Agreement or these Conditions provide shall or may be done or performed; nor shall any of them incur any liability to any Holder or owner of GDRs or any other person with an interest in any GDRs by reason of any exercise of, or failure to exercise, any voting rights attached to the Deposited Shares or any of them or any other discretion or power provided for in the Deposit Agreement. Any such party may rely on, and shall be protected in acting upon, any

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

written notice, request, direction or other document believed by it to be genuine and to have been duly signed or presented (including a translation which is made by a translator believed by it to be competent or which appears to be authentic).

14.3	Neither the Depositary nor any Agent shall be liable (except for its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) to KazakhGold or any Holder or owner of GDRs or any other person, by reason of having accepted as valid or not having rejected any certificate for Shares or GDRs or any signature on any transfer or instruction purporting to be such and subsequently found to be forged or not authentic or for its failure to perform any obligations under the Deposit Agreement or these Conditions.

14.4	The Depositary and its agents may engage or be interested in any financial or other business transactions with KazakhGold or any of its subsidiaries or affiliates, or in relation to the Deposited Property (including without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in GDRs for its own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by it as a bank, and not in the capacity of Depositary, in relation to matters arising under the Deposit Agreement (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to Holders or any other person for any profit arising therefrom.

14.5	The Depositary shall endeavour to effect any such sale as is referred to or contemplated in Conditions 5, 6, 7, 10, 13 or 21 or any such conversion as is referred to in Condition 8 in accordance with the Depositary’s normal practices and procedures but shall have no liability (in the absence of its own wilful default, negligence or bad faith or that of its agents, officers, directors or employees) with respect to the terms of such sale or conversion or if such sale or conversion shall not be reasonably practicable.

14.6	The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by KazakhGold of its obligations under or in connection with the Deposit Agreement or these Conditions.

14.7	The Depositary shall have no responsibility whatsoever to KazakhGold, any Holders or any owner of GDRs or any other person as regards any deficiency which might arise because the Depositary is subject to any tax in respect of the Deposited Property or any part thereof or any income therefrom or any proceeds thereof.

14.8	In connection with any proposed modification, waiver, authorisation or determination permitted by the terms of the Deposit Agreement, the Depositary shall not, except as otherwise expressly provided in Condition 22, be obliged to have regard to the consequence thereof for the Holders or the owners of GDRs or any other person.

14.9	Notwithstanding anything else contained in the Deposit Agreement or these Conditions, the Depositary may refrain from doing anything which could or might, in its reasonable opinion, be contrary to any law of any jurisdiction or any directive or regulation of any agency or state or which would or might otherwise render it liable to any person and the Depositary may do anything which is, in its reasonable opinion, necessary to comply with any such law, directive or regulation.

14.10	The Depositary may, in relation to the Deposit Agreement and these Conditions, act or take no action on the advice or opinion of, or any certificate or information obtained from, any lawyer, valuer, accountant, banker, broker, securities company or other expert whether obtained by KazakhGold, the Depositary or otherwise, and shall not be responsible or liable for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons presenting Shares for deposit or GDRs for surrender or requesting transfers thereof.

14.11	Any such advice, opinion, certificate or information (as discussed in Condition 14.10 above) may be sent or obtained by letter, telex, facsimile transmission, telegram or cable and the Depositary shall not be liable for acting on any advice, opinion, certificate or information purported to be conveyed by any such letter, telex or facsimile transmission although (without the Depositary’s knowledge) the same shall contain some error or shall not be authentic.

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

14.12	The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other communication, whether oral or written, signed or otherwise communicated on behalf of KazakhGold by a director of KazakhGold or by a person duly authorised by a Director of KazakhGold or such other certificate from persons specified in Condition 14.10 above which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible for any loss or liability that may be occasioned by the Depositary acting on such certificate.

14.13	The Depositary shall have no obligation under the Deposit Agreement except to perform its obligations as are specifically set out therein without wilful default, negligence or bad faith.

14.14	The Depositary may delegate by power of attorney or otherwise to any person or persons or fluctuating body of persons, whether being a joint Depositary of the Deposit Agreement or not and not being a person to whom KazakhGold may (acting reasonably) object, all or any of the powers, authorities and discretions vested in the Depositary by the Deposit Agreement and such delegation may be made upon such terms and subject to such conditions, including power to sub-delegate and subject to such regulations as the Depositary may in the interests of the Holders think fit, provided that no objection from KazakhGold to any such delegation as aforesaid may be made to a person whose financial statements are consolidated with those of the Depositary’s ultimate holding company. Any delegation by the Depositary shall be on the basis that the Depositary is acting on behalf of the Holders and KazakhGold in making such delegation. KazakhGold shall not in any circumstances and the Depositary shall not (provided that it shall have exercised reasonable care in the selection of such delegate) be bound to supervise the proceedings or be in any way responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate. However, the Depositary shall, if practicable and if so requested by KazakhGold, pursue (at KazakhGold’s expense and subject to receipt by the Depositary of such indemnity and security for costs as the Depositary may reasonably require) any legal action it may have against such delegate or sub-delegate arising out of any such loss caused by reason of any such misconduct or default. The Depositary shall, within a reasonable time of any such delegation or any renewal, extension or termination thereof, give notice thereof to KazakhGold. Any delegation under this Condition which includes the power to sub-delegate shall provide that the delegate shall, within a specified time of any sub-delegation or amendment, extension or termination thereof, give notice thereof to KazakhGold and the Depositary.

14.15	The Depositary may, in the performance of its obligations hereunder, instead of acting personally, employ and pay an agent, whether a solicitor or other person, to transact or concur in transacting any business and do or concur in doing all acts required to be done by such party, including the receipt and payment of money.

14.16	The Depositary shall be at liberty to hold or to deposit the Deposit Agreement and any deed or document relating thereto in any part of the world with any banking company or companies (including itself) whose business includes undertaking the safe custody of deeds or documents or with any lawyer or firm of lawyers of good repute, and the Depositary shall not (in the case of deposit with itself, in the absence of its own negligence, wilful default, or bad faith or that of its agents, directors, officers or employees) be responsible for any losses, liability or expenses incurred in connection with any such deposit.

14.17	Notwithstanding anything to the contrary contained in the Deposit Agreement or these Conditions, the Depositary shall not be liable in respect of any loss or damage which arises out of or in connection with its performance or non-performance or the exercise or attempted exercise of, or the failure to exercise any of, its powers or discretions under the Deposit Agreement except to the extent that such loss or damage arises from the wilful default, negligence or bad faith of the Depositary or that of its agents, officers, directors or employees.

14.18	No provision of the Deposit Agreement or these Conditions shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity and security against such risk of liability is not assured to it.

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

14.19	For the avoidance of doubt, the Depositary shall be under no obligation to check, monitor or enforce compliance with any ownership restrictions in respect of GDRs or Shares under any applicable Jersey law as the same may be amended from time to time. Notwithstanding the generality of Condition 3, the Depositary shall refuse to register any transfer of GDRs or any deposit of Shares against issuance of GDRs if notified by KazakhGold, or the Depositary becomes aware of the fact, that such transfer or issuance would result in a violation of the limitations set forth above.

14.20	No disclaimer of liability under the US Securities Act is intended by any provision of the Deposit Agreement.

15	Issue and Delivery of Replacement GDRs and Exchange of GDRs

Subject to the payment of the relevant fees, taxes, duties, charges, costs and expenses and such terms as to evidence and indemnity as the Depositary may require, replacement GDRs will be issued by the Depositary and will be delivered in exchange for or replacement of outstanding lost, stolen, mutilated, defaced or destroyed GDRs upon surrender thereof (except in the case of the destruction, loss or theft) at the specified office of the Depositary or (at the request, risk and expense of the Holder) at the specified office of any Agent.

16	Depositary’s Fees, Costs and Expenses

16.1	The Depositary shall be entitled to charge the following remuneration and receive the following remuneration and reimbursement (such remuneration and reimbursement being payable on demand) from the Holders in respect of its services under the Deposit Agreement:

(i)	for the issue of GDRs (other than upon the issue of GDRs pursuant to the Offering) or the cancellation of GDRs upon the withdrawal of Deposited Property: USD 5.00 or less per 100 GDRs (or portion thereof) issued or cancelled;

(ii)	for issuing GDR certificates in definitive registered form in replacement for mutilated, defaced, lost, stolen or destroyed GDR certificates: a sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work, costs and expenses involved;

(iii)	for issuing GDR certificates in definitive registered form (other than pursuant to (ii) above): the greater of USD 1.50 per GDR certificate (plus printing costs) or such other sum per GDR certificate which is determined by the Depositary to be a reasonable charge to reflect the work plus costs (including but not limited to printing costs) and expenses involved;

(iv)	for receiving and paying any cash dividend or other cash distribution on or in respect of the Deposited Shares: a fee of USD 0.02 or less per GDR for each such dividend or distribution;

(v)	in respect of any issue of rights or distribution of Shares (whether or not evidenced by GDRs) or other securities or other property (other than cash) upon exercise of any rights, any free distribution, stock dividend or other distribution: USD 5.00 or less per 100 outstanding GDRs (or portion thereof) for each such issue of rights, dividend or distribution;

(vi)	for transferring interests from and between the Regulation S Master GDR and the Rule 144A Master GDR: a fee of USD 0.05 or less per GDR;

(vii)	a fee of USD 0.02 or less per GDR for depositary services, which shall accrue on the last day of each calendar year and shall be payable as provided in paragraph (viii) below; and

(viii)	any other charge payable by the Depositary, any of the Depositary’s agents, including the Custodian, or the agents of the Depositary’s agents, in connection with the servicing of Deposited Shares or other Deposited Property (which charge shall be assessed against Holders as of the date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders for such charge or deducting such charge form one or more cash dividends or other cash distributions), together with all expenses (including currency conversion expenses), transfer and registration fees, taxes, duties and charges payable by the Depositary, any Agent or the Custodian, or any of their agents, in connection with any of the above.

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

16.2	The Depositary is entitled to receive from KazakhGold the fees, taxes, duties, charges costs and expenses as specified in a separate agreement between KazakhGold and the Depositary.

17	Agents

17.1	The Depositary shall be entitled to appoint one or more agents (the “Agents”) for the purpose, inter alia, of making distributions to the Holders.

17.2	Notice of appointment or removal of any Agent or of any change in the specified office of the Depositary or any Agent will be duly given by the Depositary to the Holders.

18	Listing

KazakhGold has undertaken in the Deposit Agreement to use all reasonable endeavours so far as is within its powers to maintain, so long as any GDR is outstanding, a listing for the GDRs on the Official List of the Financial Services Authority and admission to trading on the regulated market for listed securities of the London Stock Exchange.

For that purpose KazakhGold will pay all fees and sign and deliver all undertakings required by the Financial Services Authority and the London Stock Exchange in connection with such listings. In the event that the listing on the Official List of the Financial Services Authority and admission to trading on the regulated market for listed securities of the London Stock Exchange is not maintained, KazakhGold has undertaken in the Deposit Agreement to use all reasonable endeavours with the reasonable assistance of the Depositary (provided at KazakhGold’s expense) to obtain and maintain a listing of the GDRs on any other internationally recognised stock exchange in Europe.

19	The Custodian

The Depositary has agreed with the Custodian that the Custodian will receive and hold (or appoint agents approved by the Depositary to receive and hold) all Deposited Property for the account and to the order of the Depositary in accordance with the applicable terms of the Deposit Agreement which include a requirement to segregate the Deposited Property from the other property of, or held by, the Custodian PROVIDED THAT the Custodian shall not be obliged to segregate cash comprised in the Deposited Property from cash otherwise held by the Custodian. The Custodian shall be responsible solely to the Depositary PROVIDED THAT, if and so long as the Depositary and the Custodian are the same legal entity, references to them separately in these Conditions and the Deposit Agreement are for convenience only and that legal entity shall be responsible for discharging both functions directly to the Holders and KazakhGold. The Custodian may resign or be removed by the Depositary by giving 90 days’ prior notice, except that if a replacement Custodian is appointed which is a branch or affiliate of the Depositary, the Custodian’s resignation or discharge may take effect immediately on the appointment of such replacement Custodian, Upon the removal of or receiving notice of the resignation of the Custodian, the Depositary shall promptly appoint a successor Custodian (approved (i) by KazakhGold, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Jersey, if any), which shall, upon acceptance of such appointment, and the expiry of any applicable notice period, become the Custodian. Whenever the Depositary in its discretion determines that it is in the best interests of the Holders to do so, it may, after prior consultation with KazakhGold, terminate the appointment of the Custodian and, in the event of any such termination, the Depositary shall promptly appoint a successor Custodian (approved (i) by KazakhGold, such approval not to be unreasonably withheld or delayed, and (ii) by the relevant authority in Jersey, if any), which shall, upon acceptance of such appointment, become the Custodian under the Deposit Agreement on the effective date of such termination. The Depositary shall notify Holders of such change immediately upon such change taking effect in accordance with Condition 23. Notwithstanding the foregoing, the Depositary may temporarily deposit the Deposited Property in a manner or a place other than as therein specified; PROVIDED THAT, in the case of such temporary deposit in another place, KazakhGold shall have consented to such deposit, and such consent of KazakhGold shall have been delivered to the Custodian. In case of transportation of the Deposited Property under this Condition, the Depositary shall obtain appropriate insurance at the expense of KazakhGold if and to the extent that the obtaining of such insurance is reasonably practicable and the premiums payable are of a reasonable amount.

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

20	Resignation and Termination of Appointment of the Depositary

20.1	KazakhGold may terminate the appointment of the Depositary under the Deposit Agreement by giving at least 120 days’ prior notice in writing to the Depositary and the Custodian, and the Depositary may resign as Depositary by giving at least 120 days’ prior notice in writing to KazakhGold and the Custodian. Within 30 days after the giving of either such notice, notice thereof shall be duly given by the Depositary to the Holders and to the Financial Services Authority and the London Stock Exchange.

The termination of the appointment or the resignation of the Depositary shall take effect on the date specified in such notice; PROVIDED THAT no such termination of appointment or resignation shall take effect until the appointment by KazakhGold of a successor depositary under the Deposit Agreement and the acceptance of such appointment to act in accordance with the terms thereof and of these Conditions, by the successor depositary. KazakhGold has undertaken in the Deposit Agreement to use its best endeavours to procure the appointment of a successor depositary with effect from the date of termination specified in such notice as soon as reasonably possible following notice of such termination or resignation. Upon any such appointment and acceptance, notice thereof shall be duly given by the Depositary to the Holders in accordance with Condition 23 and to the Financial Services Authority and the London Stock Exchange.

20.2	Upon the termination of appointment or resignation of the Depositary and against payment of all fees and expenses due to the Depositary from KazakhGold under the Deposit Agreement, the Depositary shall deliver to its successor as depositary sufficient information and records to enable such successor efficiently to perform its obligations under the Deposit Agreement and shall deliver and pay to such successor depositary all property and cash held by it under the Deposit Agreement. The Deposit Agreement provides that, upon the date when such termination of appointment or resignation takes effect, the Custodian shall be deemed to be the Custodian thereunder for such successor depositary, and the Depositary shall thereafter have no obligation under the Deposit Agreement or the Conditions (other than liabilities accrued prior to the date of termination of appointment or resignation or any liabilities stipulated in relevant laws or regulations).

21	Termination of Deposit Agreement

21.1	Either KazakhGold or the Depositary but, in the case of the Depositary, only if KazakhGold has failed to appoint a replacement Depositary within 90 days of the date on which the Depositary has given notice pursuant to Condition 20 that it wishes to resign, may terminate the Deposit Agreement by giving 90 days’ prior notice to the other and to the Custodian. Within 30 days after the giving of such notice, notice of such termination shall be duly given by the Depositary to Holders of all GDRs then outstanding in accordance with Condition 23.

21.2	During the period beginning on the date of the giving of such notice by the Depositary to the Holders and ending on the date on which such termination takes effect, each Holder shall be entitled to obtain delivery of the Deposited Property relative to each GDR held by it, subject to the provisions of Condition 1.1 and upon compliance with Condition 1, payment by the Holder of the charge specified in Condition 16.1(i) and Clause 10.1.1(a) for such delivery and surrender, and payment by the Holder of any sums payable by the Depositary and/or any other expenses incurred by the Depositary (together with all amounts which the Depositary is obliged to pay to the Custodian) in connection with such delivery and surrender, and otherwise in accordance with the Deposit Agreement.

21.3	If any GDRs remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable sell the Deposited Property then held by it under the Deposit Agreement and shall not register transfers, shall not pass on dividends or distributions or take any other action, except that it will deliver the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, pro rata to Holders of GDRs which have not previously been so surrendered by reference to that proportion of the Deposited Property which is represented by the GDRs of which they are the Holders. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement and these Conditions, except its obligation to account to Holders for such net proceeds of sale and other cash comprising the Deposited Property without interest.

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

22	Amendment of Deposit Agreement and Conditions

All and any of the provisions of the Deposit Agreement and these Conditions (other than this Condition 22) may at any time and from time to time be amended by agreement between KazakhGold and the Depositary in any respect which they may deem necessary or desirable. Notice of any amendment of these Conditions (except to correct a manifest error) shall be duly given to the Holders by the Depositary, and any amendment (except as aforesaid) which shall increase or impose fees payable by Holders or which shall otherwise, in the opinion of the Depositary, be materially prejudicial to the interests of the Holders (as a class) shall not become effective so as to impose any obligation on the Holders until the expiration of three months after such notice shall have been given. During such period of three months, each Holder shall be entitled to obtain, subject to and upon compliance with Condition 1, delivery of the Deposited Property relative to each GDR held by it upon surrender thereof, payment of the charge specified in Condition 16.1(i) for such delivery and surrender and otherwise in accordance with the Deposit Agreement and these Conditions. Each Holder at the time when such amendment so becomes effective shall be deemed, by continuing to hold a GDR, to approve such amendment and to be bound by the terms thereof in so far as they affect the rights of the Holders. In no event shall any amendment impair the right of any Holder to receive, subject to and upon compliance with Condition 1, the Deposited Property attributable to the relevant GDR.

For the purposes of this Condition 22, an amendment shall not be regarded as being materially prejudicial to the interests of Holders if its principal effect is to permit the creation of GDRs in respect of additional Shares to be held by the Depositary which are or will become fully consolidated as a single series with the other Deposited Shares PROVIDED THAT temporary GDRs will represent such Shares until they are so consolidated.

23	Notices

23.1	Any and all notices to be given to any Holder shall be duly given if personally delivered, or sent by mail (if domestic, first class, if overseas, first class airmail) or air courier, or by telex or facsimile transmission confirmed by letter sent by mail or air courier, addressed to such Holder at the address of such Holder as it appears on the transfer books for GDRs of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address specified in such request.

23.2	Delivery of a notice sent by mail or air courier shall be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) after despatch, and any notice sent by telex transmission, as provided in this Condition, shall be effective when the sender receives the answerback from the addressee at the end of the telex and any notice sent by facsimile transmission, as provided in this Condition, shall be effective when the intended recipient has confirmed by telephone to the transmitter thereof that the recipient has received such facsimile in complete and legible form. The Depositary or KazakhGold may, however, act upon any telex or facsimile transmission received by it from the other or from any Holder, notwithstanding that such telex or facsimile transmission shall not subsequently be confirmed as aforesaid.

23.3	So long as GDRs are listed on the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange and the rules of the Financial Services Authority or the London Stock Exchange so require, all notices to be given to Holders generally will also be published in a leading daily newspaper having general circulation in the UK (which is expected to be the Financial Times).

24	Reports and Information on KazakhGold

24.1	KazakhGold has undertaken in the Deposit Agreement (so long as any GDR is outstanding) to furnish the Depositary with six copies in the English language (and to make available to the Depositary, the Custodian and each Agent as many further copies as they may reasonably require to satisfy requests from Holders) of:

(i)	in respect of the financial year ending on 31 December 2004 and in respect of each financial year thereafter, the consolidated audited report and accounts of KazakhGold, prepared in conformity with generally accepted accounting principles in Jersey or other internationally accepted reporting standards and reported upon by independent public accountants selected by KazakhGold, as soon as practicable (and in any event within 180 days) after the end of such year;

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

(ii)	if KazakhGold publishes semi-annual financial statements for holders of Shares, such semi-annual financial statements of KazakhGold, as soon as practicable, after the same are published and in any event no later than three months after the end of the period to which they relate; and

(iii)	if KazakhGold publishes quarterly financial statements for holders of Shares, such quarterly financial statements, as soon as practicable, after the same are published, and in any event no later than two months after the end of the period to which they relate.

24.2	The Depositary shall upon receipt thereof give due notice to the Holders that such copies are available upon request at its specified office and the specified office of any Agent.

24.3	For so long as any of the GDRs remains outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the United States Securities Act of 1933, as amended, if at any time KazakhGold is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements by complying with the information furnishing requirements of Rule 12g3-2(b) thereunder, KazakhGold has agreed in the Deposit Agreement to supply to the Depositary such information, in the English language and in such quantities as the Depositary may from time to time reasonably request, as is required to be delivered to any Holder or beneficial owner of GDRs or to any holder of Shares or a prospective purchaser designated by such Holder, beneficial owner or holder pursuant to a Deed Poll executed by KazakhGold in favour of such persons and the information delivery requirements of Rule 144A(d)(4) under the US Securities Act of 1933, as amended, to permit compliance with Rule 144A thereunder in connection with resales of GDRs or Shares or interests therein in reliance on Rule 144A under the US Securities Act and otherwise to comply with the requirements of Rule 144A(d)(4) under the US Securities Act. Subject to receipt, the Depositary will deliver such information, during any period in which KazakhGold informs the Depositary it is subject to the information delivery requirements of Rule 144(A)(d)(4), to any such holder, beneficial owner or prospective purchaser but in no event shall the Depositary have any liability for the contents of any such information.

25	Copies of Company Notices

KazakhGold has undertaken in the Deposit Agreement to transmit to the Custodian and the Depositary on or before the day when KazakhGold first gives notice, by mail, publication or otherwise, to holders of any Shares or other Deposited Property, whether in relation to the taking of any action in respect thereof or in respect of any dividend or other distribution thereon or of any meeting or adjourned meeting of such holders or otherwise, such number of copies of such notice and any other material (which contains information having a material bearing on the interests of the Holders) furnished to such holders by KazakhGold (or such number of English translations of the originals if the originals were prepared in a language other than English) in connection therewith as the Depositary may reasonably request. If such notice is not furnished to the Depositary in English, either by KazakhGold or the Custodian, the Depositary shall, at KazakhGold’s expense, arrange for an English translation thereof (which may be in such summarised form as the Depositary may deem adequate to provide sufficient information) to be prepared. Except as provided below, the Depositary shall, as soon as practicable after receiving notice of such transmission or (where appropriate) upon completion of translation thereof, give due notice to the Holders which notice may be given together with a notice pursuant to Condition 9.1, and shall make the same available to Holders in such manner as it may determine.

26	Moneys held by the Depositary

The Depositary shall be entitled to deal with moneys paid to it by KazakhGold for the purposes of the Deposit Agreement in the same manner as other moneys paid to it as a banker by its customers and shall not be liable to account to KazakhGold or any Holder or any other person for any interest thereon, except as otherwise agreed and shall not be obliged to segregate such moneys from other moneys belonging to the Depositary.

27	Severability

If any one or more of the provisions contained in the Deposit Agreement or in these Conditions shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained therein or herein shall in no way be affected, prejudiced or otherwise disturbed thereby.

Back to Contents

PART XVII  TERMS AND CONDITIONS OF THE GLOBAL DEPOSITARY RECEIPTS

28	Governing Law

28.1	The Deposit Agreement and the GDRs are governed by, and shall be construed in accordance with, English law except that the certifications set forth in Schedules 3 and 4 to the Deposit Agreement and any provisions relating thereto shall be governed by and construed in accordance with the laws of the State of New York. The rights and obligations attaching to the Deposited Shares will be governed by Jersey law. KazakhGold has submitted in respect of the Deposit Agreement and the Deed Poll to the jurisdiction of the English courts and the courts of the State of New York and any United States Federal Court sitting in the Borough of Manhattan, New York City. KazakhGold has also agreed in the Deposit Agreement, and the Deed Poll to allow, respectively, the Depositary and the Holders to elect that Disputes are resolved by arbitration.

28.2	KazakhGold has irrevocably appointed DWS ASP Limited of 1 Fleet Place, London, EC4M 7WS, England as its agent in England to receive service of process in any Proceedings in England based on the Deed Poll and the Deposit Agreement and appointed CT Corporation System of 111 Eighth Avenue, New York, NY 10011, United States as its agent in New York to receive service of process in any Proceedings in New York. If for any reason KazakhGold does not have such an agent in England or New York as the case may be, it will promptly appoint a substitute process agent and notify the Holders and the Depositary of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

28.3	The courts of England are to have jurisdiction to settle any disputes (each a “Dispute”) which may arise out of or in connection with the GDRs and accordingly any legal action or proceedings arising out of or in connection with the GDRs (“Proceedings”) may be brought in such courts. Without prejudice to the foregoing, the Depositary further irrevocably agrees that any Proceedings may be brought in any New York State or United States Federal Court sitting in the Borough of Manhattan, New York City. The Depositary irrevocably submits to the non-exclusive jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

28.4	These submissions are made for the benefit of each of the Holders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions (whether concurrently or not).

28.5	In the event that the Depositary is made a party to, or is otherwise required to participate in, any litigation, arbitration, or Proceeding (whether judicial or administrative) which arises from or is related to or is based upon any act or failure to act by KazakhGold, or which contains allegations to such effect, upon notice from the Depositary, KazakhGold has agreed to fully cooperate with the Depositary in connection with such litigation, arbitration or Proceeding.

28.6	The Depositary irrevocably appoints The Bank of New York, London Branch, (Attention: The Manager) of 48th Floor, One Canada Square, London E14 5AL as its agent in England to receive service of process in any Proceedings in England based on any of the GDRs. If for any reason the Depositary does not have such an agent in England, it will promptly appoint a substitute process agent and notify the Holders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

Back to Contents

PART XVIII

SUMMARY OF PROVISIONS RELATING TO THE GDRS WHILE IN MASTER FORM

The GDRs are evidenced by (i) a single Master Regulation S GDR in registered form and (ii) a single Master Rule 144A GDR in registered form. The Master Regulation S GDR is deposited with The Bank of New York Mellon, London Branch as common depositary for Euroclear and Clearstream and registered in the name of The Bank of New York Depositary (Nominees) Limited. The Master Rule 144A GDR is registered in the name of Cede & Co., as nominee for DTC, and is held by The Bank of New York Mellon as Custodian for DTC. The Master Regulation S GDR and the Master Rule 144A GDR contain provisions which apply to the GDRs while they are in master form, some of which modify the effect of the Terms and Conditions of the Global Depositary Receipts set out in this Prospectus (See “Part XVII – Terms and Conditions of the Global Depositary Receipts”). Unless otherwise defined herein, the terms defined in the Conditions shall have the same meaning herein and the numbering of the Conditions shall refer to the numbering as set out in the Deposit Agreement.

The Master GDRs will only be exchanged for certificates in definitive registered form representing GDRs in the circumstances described in (i), (ii), (iii) or (iv) below in whole but not in part. The Depositary has irrevocably undertaken in the Master GDRs to deliver certificates evidencing GDRs in definitive registered form in exchange for the relevant Master GDR to the Holders within 60 days in the event that:

(i)	Euroclear or Clearstream, in the case of the Master Regulation S GDR, or DTC, or any successor to DTC, in the case of the Master Rule 144A GDR, advises KazakhGold in writing at any time that it is unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 calendar days;

(ii)	Euroclear or Clearstream, in the case of the Master Regulation S GDR, or DTC, in the case of the Master Rule 144A GDR, is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, and, in each case, no alternative clearing system satisfactory to the Depositary is available within 45 days;

(iii)	in the case of the Master Rule 144A GDR, DTC or any successor ceases to be a “clearing agency” registered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(iv)	the Depositary has determined that, on the occasion of the next payment in respect of the GDRs, the Depositary or its agent would be required to make any deduction or withholding from any payment in respect of the GDRs, which would not be required were the GDRs in definitive registered form, provided that the Depositary shall have no obligation to so determine or to attempt to so determine.

Any exchange shall be at the expense of KazakhGold.

A GDR evidenced by an individual definitive certificate will not be eligible for clearing and settlement through DTC, Euroclear or Clearstream.

Upon any exchange of a Master GDR for certificates in definitive registered form evidencing GDRs, or any exchange of interests between the Master Rule 144A GDR and the Master Regulation S GDR pursuant to Clause 4 of the Deposit Agreement, or any distribution of GDRs pursuant to Conditions 5, 7 or 10 or any reduction in the number of GDRs represented thereby following any withdrawal of Deposited Property pursuant to Condition 1, the relevant details shall be entered by the Depositary on the Register (which shall be maintained at all times outside the United Kingdom and Jersey) whereupon the number of Deposited Shares represented by the relevant Master GDR will be reduced or increased (as the case may be) accordingly. If the number of GDRs represented by a Master GDR is reduced to zero, such Master GDR shall continue in existence until the obligations of KazakhGold under the Deposit Agreement and the obligations of the Depositary pursuant to the Deposit Agreement and the Conditions have terminated.

Payment, Distributions and Voting Rights

Payments of cash dividends and other amounts (including cash distributions) will, in the case of GDRs represented by the Master Regulation S GDR, be made by the Depositary through Euroclear and Clearstream and, in the case of GDRs represented by the Master Rule 144A GDR,

Back to Contents

PART XVIII SUMMARY OF PROVISION RELATING TO THE GDRS WHILE IN MASTER FORM

will be made by the Depositary through DTC, on behalf of persons entitled thereto upon receipt of funds therefore from KazakhGold. Any free distribution or rights issue of Shares to the Depositary on behalf of the Holders may result in the record of the Depositary being adjusted to reflect the enlarged number of GDRs represented by the relevant Master GDR.

Holders of GDRs have voting rights in respect of Deposited Shares as set out in Condition 12 and Clause 5 of the Deposit Agreement. Voting rights will be exercised by the Depositary only upon receipt of written instructions in accordance with the Conditions and the Deposit Agreement and if permitted by law, which shall be subject to an opinion being given by KazakhGold’s legal counsel, such counsel being reasonably satisfactory to the Depositary, that the Depositary can do so. In the absence of an opinion from legal counsel as aforesaid, the Depositary shall not exercise any voting rights and shall have no liability to KazakhGold or any Holder for any action taken or not taken as the case may be.

Surrender of GDRs

Any requirement in the Conditions relating to the surrender of a GDR represented by the Master Regulation S GDR to the Depositary shall be satisfied by the production by Euroclear or Clearstream and relating to the surrender of a GDR represented by the Master Rule 144A GDR to the Depositary shall be satisfied by the production by DTC, on behalf of a person entitled to an interest therein, of such evidence of entitlement of such person as the Depositary may reasonably require, which is expected to be a certificate or other documents issued by Euroclear or Clearstream in the case of the Master Regulation S GDR, or by DTC in the case of the Master Rule 144A GDR. The delivery or production of any such evidence shall be sufficient evidence, in favour of the Depositary, any Agent and the Custodian of the title of such person to receive (or to issue instructions for the receipt of) all moneys or other property payable or distributable in respect of the Deposited Property represented by such GDRs.

Notices

For as long as the Master Regulation S GDR is registered in the name of the common depositary (or its nominee) for Euroclear and Clearstream and the Master Rule 144A GDR is registered in the name of DTC or its nominee, notices to Holders may be given by the Depositary by delivery of the relevant notice to Euroclear and Clearstream with respect to the Master Regulation S GDR and to DTC with respect to the Master Rule 144A GDR for communication to Holders in substitution for publications required by Condition 23 except that so long as the GDRs are listed on the Official List and admitted to trading on the London Stock Exchange, and the Financial Services Authority or the London Stock Exchange so requires, notices shall also be published in a leading newspaper having general circulation in the United Kingdom (which is expected to be the Financial Times).

The Master GDRs shall be governed by and construed in accordance with English law.

Back to Contents

PART XIX

INFORMATION RELATING TO THE DEPOSITARY

The Depositary was constituted in 1784 in the State of New York and operates under the laws of the State of New York. The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. It is a wholly owned subsidiary of The Bank of New York Mellon Corporation, a New York bank holding company. The principal office of the Depositary is located at One Wall Street, New York, New York 10286, United States of America. Its principal administrative offices are located at 101 Barclay Street, 22nd floor West, New York, New York 10286, United States of America. A copy of the Depositary’s Articles of Association, as amended, together with copies of The Bank of New York Mellon Corporation’s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, New York 10286, United States of America and at The Bank of New York Mellon, One Canada Square, London E14 5AL, United Kingdom.

Back to Contents

PART XX

DESCRIPTION OF THE LEVEL I GLOBAL DEPOSITARY SHARES

References in this Part XX to the “deposit agreement” are to the Level I Deposit Agreement.

Global Depositary Shares

The Bank of New York Mellon (the “Depositary”) will register and deliver Level I GDRs. Each Level I GDR will represent one share (or a right to receive one share) deposited with the principal London office of The Bank of New York Mellon, as custodian for the Depositary. Each Level I GDR will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary’s corporate trust office at which the Level I GDRs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

Level I GDR Holders may hold Level I GDRs either (A) directly (i) by having a Level I Global Depositary Receipt (“Level I GDR”), which is a certificate evidencing a specific number of Level I GDRs, registered in the name of the Level I GDR Holder, or (ii) by having Level I GDRs registered in the name of the Level I GDR Holder in the Direct Registration System, or (B) indirectly by holding a security entitlement in Level I GDRs through the Level I GDR Holder’s broker or other financial institution. If the Level I GDR Holder holds Level I GDRs directly, it is known as a registered Level I GDR holder, also referred to simply as a Level I GDR Holder. This description assumes the Level I GDR Holder holds the Level I GDRs directly and is therefore registered. If the Level I GDR Holder holds the Level I GDRs indirectly, it must rely on the procedures of its broker or other financial institution to assert its rights as described in this section. Each indirect Level I GDR Holder should consult with its broker or financial institution to find out what those procedures are.

The Direct Registration System (“DRS”) is a system administered by DTC, pursuant to which the Depositary may register the ownership of uncertificated Level I GDRs, of which ownership is confirmed by periodic statements sent by the Depositary to the registered holders of uncertificated Level I GDRs.

KazakhGold will not treat a Level I GDR Holder as one of its shareholders and Level I GDR Holders do not have shareholder rights. Jersey law governs shareholder rights. The Depositary will be the holder of the shares underlying the Level I GDRs. Registered holders of Level I GDRs, will have Level I GDR Holder rights. A deposit agreement among the Depositary and the Level I GDR Holder, and all other persons indirectly holding Level I GDRs sets out Level I GDR Holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the Level I GDRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, Level I GDR Holders should read the entire deposit agreement and the form of Level I GDR. See “Part XV – Summary of KazakhGold’s Memorandum and Articles of Association.”

Dividends and Other Distributions

The Depositary has agreed to pay to Level I GDR Holders the cash dividends or other distributions that it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Level I GDR Holders will receive these distributions in proportion to the number of shares their Level I GDRs represent.

Cash

The Depositary will convert any cash dividend or other cash distribution KazakhGold pays on the shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the Depositary to distribute the foreign currency only to those Level I GDR Holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Level I GDR Holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Part XIII – Taxation”. The Depositary will distribute only whole US

Back to Contents

PART XX DESCRIPTION OF THE LEVEL I GLOBAL DEPOSITARY SHARES

dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, the Level I GDR Holders may lose some or all of the value of the distribution.

Shares

The Depositary may distribute additional Level I GDRs representing any shares KazakhGold distributes as a dividend or free distribution. The Depositary will only distribute whole Level I GDRs. It will sell shares that would require it to deliver a fractional Level I GDR and distribute the net proceeds in the same way as it does with cash. If the Depositary deems the distribution of Level I GDRs to all or any Level I GDR Holders not to be reasonably practicable or to be unlawful, the Depositary may sell the distributed shares and distribute the net proceeds as a cash dividend as described above. If the Depositary does not distribute additional Level I GDRs and does not sell the distributed shares, the outstanding Level I GDRs will also represent the new shares. The Depositary may sell a portion of the distributed shares in order to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares

If KazakhGold offers holders of its securities any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to Level I GDR Holders. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, the Level I GDR Holders will receive no value for them.
If the Depositary makes rights available to Level I GDR Holders, it will exercise the rights and purchase the shares on the Level I GDR Holders’ behalf. The Depositary will then deposit the shares and deliver Level I GDRs to the persons entitled to them. It will only exercise rights if the Level I GDR Holder pays it the exercise price and any other charges the rights require the Level I GDR Holder to pay.

US securities laws may restrict transfers and cancellation of the Level I GDRs represented by shares purchased upon exercise of rights. For example, Level I GDR Holders may not be able to trade the Level I GDRs freely in the United States. In this case, the Depositary may deliver restricted depositary shares that have the same terms as the Level I GDRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

The Depositary will send to Level I GDR Holders anything else that KazakhGold distributes on deposited securities by any means that it considers are legal, fair and practical. If, in the opinion of the Depositary, it is not practicable or lawful to make the distribution in that way, the Depositary may use any other method as it may deem equitable or practicable. In particular, it may decide to sell what KazakhGold distributed and distribute the net proceeds, in the same way as it does with cash. Alternatively, the Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Depositary is not required to distribute any securities (including Level I GDRs) to Level I GDR Holders unless it receives satisfactory evidence from KazakhGold that such distribution does not require registration under the US Securities Act.

The Depositary is not responsible for any failure to determine that it may be lawful or feasible to make a distribution available to any Level I GDR Holders. KazakhGold has no obligation to register Level I GDRs, shares, rights or other securities under the US Securities Act. KazakhGold also has no obligation to take any other action to permit the distribution of Level I GDRs, shares, rights or anything else to Level I GDR Holders. This means that the Level I GDR Holders may not receive the distributions KazakhGold makes on its shares or any value for them if it is illegal or impractical for KazakhGold to make them available to the Level I GDR Holders.

Deposit, Withdrawal and Cancellation

Issue of the Level I GDRs

The Depositary will deliver Level I GDRs if a Level I GDR Holder or its broker deposits shares or evidence of rights to receive shares with the custodian and presents such certificates as the Depositary may require in accordance with the deposit agreement. Upon payment of its fees and

Back to Contents

PART XX DESCRIPTION OF THE LEVEL I GLOBAL DEPOSITARY SHARES

expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of Level I GDRs in the names requested by the Level I GDR Holder and will deliver the Level I GDRs to or upon the order of the person or persons that made the deposit.

Withdrawal of the deposited securities

Level I GDR Holders may surrender their Level I GDRs at the Depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities underlying the Level I GDRs to the Level I GDR Holder or a person the Level I GDR Holder designates at the office of the custodian. Alternatively, at the request, risk and expense of the Level I GDR Holder, the Depositary will deliver the deposited securities at its corporate trust office, if feasible.

Interchange between certificated Level I GDRs and uncertificated Level I GDRs

Level I GDR Holders may surrender their Level I GDR to the Depositary for the purpose of exchanging their Level I GDR for uncertificated Level I GDRs. The Depositary will cancel that Level I GDR and will send to the Level I GDR Holder a statement confirming that the Level I GDR Holder is the registered holder of uncertificated Level I GDRs. Alternatively, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated Level I GDRs requesting the exchange of uncertificated Level I GDRs for certificated Level I GDRs, the Depositary will execute and deliver to the Level I GDR Holder a Level I GDR evidencing those Level I GDRs.

Voting Rights

Level I GDR Holders may instruct the Depositary to vote the number of deposited shares their Level I GDRs represent. The Depositary will notify Level I GDR Holders of shareholders meetings and arrange to deliver its voting materials to them if KazakhGold asks it to. Those materials will describe the matters to be voted on and explain how Level I GDR Holders may instruct the Depositary on how they wish it vote. For instructions to be valid, they must reach the Depositary by the date set by the Depositary.

Level I GDR Holders will otherwise not be able to exercise their right to vote unless they withdraw the shares. They may however not have sufficient notice of the meeting to withdraw the shares before the applicable record date.

The Depositary will try, as far as practical, subject to the laws of Jersey and KazakhGold’s articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by Level I GDR Holders. The Depositary will only vote or attempt to vote as instructed or as described in the following sentence. If KazakhGold requests the Depositary to solicit the Level I GDR Holder’s voting instructions but no instruction is received from a Level I Holder by the deadline set by the Depositary, the Depositary may deem such Level I GDR Holder to have instructed it to give a discretionary proxy to a person designated by KazakhGold to vote the number of Shares represented by the Level I GDR Holder’s Level I GDRs, except that no proxy will be given to vote on a question if KazakhGold notifies the Depositary that (i) it does not wish to receive a proxy, (ii) substantial opposition to the question exists or (iii) the question would adversely affect the holders of Shares.

KazakhGold cannot assure Level I GDR Holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that Level I GDR Holders may not be able to exercise their right to vote and there may be nothing they can do if their shares are not voted as requested.

In order to give the Level I GDR Holders a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if KazakhGold requests the Depositary to act, KazakhGold agrees to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Back to Contents

PART XX DESCRIPTION OF THE LEVEL I GLOBAL DEPOSITARY SHARES

Fees and Expenses

Persons depositing or withdrawing shares or Level I GDR Holders must pay:	For:
USD 5.00 (or less) per 100 Level I GDRs (or portion of 100 Level I GDRs)	Issuance of Level I GDRs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of Level I GDRs for the purpose of withdrawal, including if the deposit agreement terminates

USD 0.05 (or less) per Level I GDR	Any cash distribution to Level I GDR Holders

A fee equivalent to the fee that would be payable if securities distributed to Level I GDR Holders had been shares and the shares had been deposited for issuance of Level I GDRs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to Level I GDR Holders

USD 0.05 (or less) per Level I GDRs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on its share register to or from the name of the Depositary or its agent when Level I GDR Holders deposit or withdraw shares

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to US dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any Level I GDR or share underlying a Level I GDR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of Level I GDRs directly from investors depositing shares or surrendering Level I GDRs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deducting them from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee bearing services until its fees for those services have been paid.

Payment of Taxes

The Level I GDR Holders will be responsible for any taxes or other governmental charges payable on the Level I GDRs or on the deposited securities represented by any of the Level I GDRs. The Depositary may refuse to register any transfer of Level I GDRs or allow the Level I GDR Holders to withdraw the deposited securities represented by such Level I GDRs until such taxes or other charges are paid. It may apply payments owed to the Level I GDR Holders or sell deposited securities represented by the Level I GDR Holders’ Level I GDRs to pay any taxes owed and the Level I GDR Holders will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of Level I GDRs to reflect the sale and pay to Level I GDR Holders any proceeds, or send to Level I GDR Holders any property, remaining after it has paid the taxes.

Back to Contents

PART XX DESCRIPTION OF THE LEVEL I GLOBAL DEPOSITARY SHARES

Reclassifications, Recapitalisations and Mergers

If KazakhGold:		Then:
•	Changes the nominal or par value of its shares	The cash, shares or other securities received by
•	Reclassifies, splits up or consolidates any of the deposited securities	the Depositary will become deposited securities. Each Level I GDR will automatically represent, in
•	Distributes securities on the shares that are not distributed to the Level I GDR Holder	addition to the existing deposited securities, its equal share of the new deposited securities.
•	Recapitalises, reorganises, merges, liquidates or sells assets affecting KazakhGold	The Depositary may deliver new Level I GDRs or ask Level I GDR Holders to surrender their
•	Redeems or cancels the deposited securities	outstanding Level I GDRs in exchange for new Level I GDRs identifying the new deposited securities.

Amendment and Termination

KazakhGold may agree with the Depositary to amend the deposit agreement and the Level I GDRs without Level I GDR Holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Level I GDR Holders, it will not become effective for outstanding Level I GDRs until 30 days after the Depositary notifies Level I GDR Holders of the amendment. At the time an amendment becomes effective, Level I GDR Holders are considered, by continuing to hold Level I GDRs, to agree to the amendment and to be bound by the Level I GDRs and the deposit agreement as amended.

The Depositary will terminate the deposit agreement at KazakhGold’s direction by mailing notice of termination to the holders of Level I GDRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the deposit agreement by mailing a 30-day prior notice of termination to KazakhGold and the Level I GDR Holders if 60 days have passed since the Depositary told KazakhGold it wanted to resign but a successor depositary had not been appointed and accepted its appointment.

After termination, the Depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of Level I GDRs after deducting the Depositary’s fees and expenses and applicable taxes or governmental charges. Four months after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the Level I GDR Holders that have not surrendered their Level I GDRs. It will not invest the money and shall have no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination KazakhGold’s only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that KazakhGold has agreed to pay.

Limitations on Obligations and Liability

The deposit agreement expressly limits the obligations and liability of KazakhGold and the Depositary. KazakhGold and the Depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if KazakhGold or the Depositary is prevented or delayed by law or the articles of association of KazakhGold or any provision of any KazakhGold securities or their offering, or any other circumstances beyond their control from performing their obligations under the deposit agreement;

•	are not liable when exercising their discretion under the deposit agreement;

•	are not liable for the inability of any holder of Level I GDRs to benefit from any distribution on deposited securities that is not made available to holders of Level I GDRs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

Back to Contents

PART XX DESCRIPTION OF THE LEVEL I GLOBAL DEPOSITARY SHARES

•	have no obligation to become involved in a lawsuit or other proceedings related to the Level I GDRs or the deposit agreement on Level I GDR Holders’ behalf or on behalf of any other person;

•	may rely upon any documents which they believe to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, KazakhGold and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of a Level I GDR, make a distribution on a Level I GDR, or permit withdrawal of shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Depositary may refuse to deliver Level I GDRs or register transfers of Level I GDRs generally when the transfer books of the Depositary or its transfer books are closed or at any time if the Depositary or KazakhGold consider it advisable to do so.

Right to Receive the Shares Underlying the Level I GDRs

Level I GDR Holders have the right to cancel their Level I GDRs and withdraw the underlying shares at any time except when:

•	temporary delays arise because: (i) the Depositary has closed its transfer books or KazakhGold has closed its transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders meeting; or (iii) KazakhGold is paying a dividend on its shares.

•	Level I GDR Holders owe money to pay fees, taxes and similar charges.

•	it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Level I GDRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of Level I GDRs

The deposit agreement permits the Depositary to deliver Level I GDRs before deposit of the underlying shares. This is called a pre-release of the Level I GDRs. The Depositary may also deliver shares upon cancellation of pre-released Level I GDRs (even if the Level I GDRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may receive Level I GDRs instead of shares to close out a pre-release. The Depositary may pre-release Level I GDRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the shares or Level I GDRs to be deposited; (2) the pre-release is fully collateralised with cash or other collateral that the Depositary considers appropriate; (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice and (4) the Depositary may require further indemnities or impose additional credit regulations as it deems appropriate. In addition, the Depositary will normally limit the number of Level I GDRs that may be outstanding at any time as a result of pre-release to 30% of the shares deposited under the deposit agreement, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System (“Profile”), will apply to uncertificated Level I GDRs upon acceptance

Back to Contents

PART XX DESCRIPTION OF THE LEVEL I GLOBAL DEPOSITARY SHARES

thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated Level I GDRs, of which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated Level I GDRs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of Level I GDRs, to direct the Depositary to register a transfer of those Level I GDRs to DTC or its nominee and to deliver those Level I GDRs to the DTC account of that DTC participant without receipt by the Depositary of prior authorisation from the Level I GDR Holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS or Profile, the parties to the deposit agreement understand that the Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of a Level I GDR Holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the Level I GDR Holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register of Holders of Level I GDRs

The Depositary will make available for Level I GDR Holders’ inspection at its office all communications that it receives from KazakhGold as a holder of deposited securities that KazakhGold generally makes available to holders of deposited securities. The Depositary will send Level I GDR Holders copies of those communications if KazakhGold asks it to. Level I GDR Holders have the right to inspect the register of holders of Level I GDRs, but not for the purpose of contacting those Level I GDR Holders about a matter unrelated to KazakhGold’s business or the Level I GDRs.

Governing Law; Settlement of Disputes

The deposit agreement and the Level I GDRs are governed by New York law. Claims arising in respect of the deposit agreement and the Level I GDRs shall be settled in accordance with the International Arbitration Rules of the American Arbitration Association. The place of the arbitration shall be The City of New York, State of New York, United States of America, and the language of the arbitration shall be English. The number of arbitrators shall be three. The deposit agreement further provides that a claimant under third-party litigation based upon the provisions of the Federal securities laws of the United States or the rules and regulations promulgated thereunder to which the Depositary is a party and to which KazakhGold may properly be joined may elect to submit such litigation to the Federal or state courts in the Borough of Manhattan, The City of New York United States of America.

Each party to the deposit agreement (including for the avoidance of doubt, each Level I GDR Holder) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against KazakhGold, and/or the Depositary directly or indirectly arising out of or relating to the shares or other deposited securities or the Level I GDRs, the deposit agreement or any transaction contemplated by the deposit agreement or the terms of the Level I GDRs, or the breach of the deposit agreement or the terms of the Level I GDRs, including without limitation any question regarding the existence, validity or termination (whether based on contract, tort or any other theory) of the deposit agreement, the Level I GDRs or the terms of the Level I GDRs.

Back to Contents

PART XXI

DEFINITIONS

Term or expression	Meaning

Admission	Admission to the Official List together with admission to the Regulated Market

ADS Form of Acceptance	the form of acceptance to be completed by Polyus ADS Holders holding Polyus ADSs outside DTC who wish to accept the Private Exchange Offer

Amended Principal Agreement	a Restated and Amended Principal Agreement made between KazakhGold and AltynGroup on 10 April 2011 for the sale of KazakhGold’s operating subsidiaries in Kazakhstan, Romania and Kyrgyzstan and the withdrawal of the Claims

Articles	the Articles of Association of KazakhGold

ATOP	Automated Tender Offer Program

BNY Mellon	The Bank of New York Mellon (formerly known as “The Bank of New York”)

Claims	the orders, judgments and claims, whether in litigation, arbitration or otherwise, initiated, inter alia, in the UK, Jersey, the BVI, or elsewhere, between KazakhGold, Jenington and Kazakhaltyn, on the one hand, and the Assaubayev family, on the other hand, and all of their respective subsidiaries and affiliates, howsoever relating to the matters referred to in those proceedings or otherwise arising in respect of the original acquisition of 65 per cent of KazakhGold by Jenington

Clearstream	Clearstream Banking, Société Anonyme

Code	The City Code on Takeovers and Mergers

Combined Group	The combined group resulting from the Proposed Combination

Computershare	Closed Joint-Stock Company “Computershare Registrar”, a company incorporated and registered in the Russian Federation

Deposit Agreement	The agreement dated 30 November 2005, between KazakhGold and The Bank of New York (now known as The Bank of New York Mellon) in its capacity as depositary (the “Depositary”) for the Regulation S Facility and for the Rule 144A Facility

Depositary	BNY Mellon, in its capacity as depositary for the Level I GDRs and GDRs

Directors	members of the Board of Directors of KazakhGold

DRs	depositary receipts, comprising both Level I GDRs and GDRs, and each representing one KazakhGold Share

DTC	The Depository Trust Company

EEA	European Economic Area

Eligible Polyus ADS Holders	Polyus ADS Holders that are incorporated and registered, if applicable, resident and/or located outside of the Russian Federation and other jurisdictions in which the making and accepting of the Private Exchange Offer is not permitted by applicable legislation, and certain individuals and legal entities incorporated, registered, resident and/or located in the Russian Federation that are “qualified investors” under the Russian Securities Market Law

Eligible Polyus Securityholders	Eligible Polyus Shareholders and Eligible Polyus ADS Holders

Eligible Polyus Shareholders	Polyus Shareholders that are incorporated and registered, if applicable, resident and/or located outside the Russian

Back to Contents

  PART XXI   DEFINITIONS

Federation and other jurisdictions in which the making and accepting of the Private Exchange Offer is not permitted by applicable legislation, and certain individuals and legal entities incorporated, registered resident and/or located in the Russian Federation to whom the Private Exchange Offer document will be addressed by KazakhGold, provided that they are “qualified investors” under the Russian Securities Market Law

Euroclear	Euroclear Bank N.V./S.A., as operator of the Euroclear system

Exchange Agent	BNY Mellon, acting through BNY Mellon Shareowner Services, the exchange agent for the Private Exchange Offer

Expiration Time	5:00 p.m., New York time, or 10.00 p.m., London time, on 18 July 2011 (or 01.00 a.m., Moscow time, on 19 July 2011), unless extended, the deadline for acceptances of the Private Exchange Offer

Foreign Investments Law	Federal Law “On Procedure of Foreign Investment in Commercial Entities Having Strategic Importance for the Defence of the Country and the Security of the State”

Forms of Acceptance	the ADS Form of Acceptance and the Share Form of Acceptance

First Tranche Companies	(i) Kazakhaltyn; (ii) Romaltyn Mining S.R.L.; (iii) Romaltyn Exploration S.R.L.; (iv) Norox Mining Company Limited; and (v) Talas Gold Mining Company

First Tranche Cut-Off Date	12 September 2011

First Tranche Shares	shares representing 51 per cent of each of Kazakhaltyn, Romaltyn Mining S.R.L., Romaltyn Exploration S.R.L., Norox Mining Company Limited and shares representing 34 per cent of Talas Gold Mining Company

FSA	The Financial Services Authority of the UK in its capacity as the competent authority under Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of FSMA

FSFM	the Federal Service for Financial Markets of the Russian Federation

FSMA	the Financial Services and Markets Act 2000

GDRs	the Rule 144A Global Depositary Receipts and the Regulation S Global Depositary Receipts, each representing one KazakhGold Share

GDR Deposit Agreement	the Deposit Agreement entered into between KazakhGold and the Depositary on 30 November 2005, as amended and restated on 26 July 2006

GFMS	Gold Fields Mineral Services Limited of London

Gold Lion	Gold Lion Holdings Limited

Gold Lion Shareholder Loans	the two loan agreements entered into by KazakhGold with Gold Lion dated 3 June 2009 (as amended 11 June 2009) and 11 June 2009 for an aggregate amount of USD 31,025,000

GPO	The Companies (General Provisions) (Jersey) Order 2002, as amended

HSBC	HSBC Bank plc

IFRS	International Financial Reporting Standards as adopted for use in the European Union

Jenington	Jenington International Inc., an indirect wholly-owned subsidiary of Polyus Gold

Back to Contents

  PART XXI   DEFINITIONS

Jenington Option Agreement	the conditional option agreement between Jenington and KazakhGold pursuant to which KazakhGold has the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares, using the same exchange ratio as is used in the Private Exchange Offer (See “Part V – Information on the Transactions – The Jenington Option Agreement”)

Jersey Companies Law	the Companies (Jersey) Law 1991, and the regulations and orders promulgated thereunder as each may be amended from time to time

Kazakhaltyn	JSC Kazakhaltyn MMC, an indirect wholly owned subsidiary of KazkahGold

KazakhGold	KazakhGold Group Limited

KazakhGold EGM	the extraordinary general meeting of KazakhGold to be held at 10.00 a.m. on 14 July 2011

KazakhGold Group	KazakhGold and its subsidiaries

KazakhGold Shares	ordinary shares of KazakhGold, each with a nominal value of £0.0001

Kazakhstan	the Republic of Kazakhstan

Level I GDRs	Level I Global Depositary Shares, each representing one KazakhGold Share

Level I GDR Deposit Agreement	the Deposit Agreement entered into by KazakhGold and the Depositary on 1 July 2010 with respect to the Level I GDRs

Level 1 GDR Programme	The Level 1 Global Depositary Receipt programme established by KazakhGold in connection with the Private Exchange Offer

Letter of Credit (“LOC”)	irrevocable documentary stand-by letter of credit for USD 100,000,000, the issue of which is to be procured by AltynGroup in favour of KazakhGold as one of the conditions to the Settlement Agreement

London Stock Exchange	London Stock Exchange plc

MICEX	The Moscow Interbank Currency Exchange

Nafta	a privately-owned group of portfolio investment companies under the beneficial ownership of Mr. Suleiman Kerimov, including Nafta Moskva (Cyprus) Limited and Wandle Holdings Limited

Official List	the Official List of the UKLA

Onexim	a privately-owned group of companies under the beneficial ownership of Mr. Mikhail Prokhorov, including Onexim Holdings Limited, which is the Shareholder and beneficial owner of Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited

Options	each of (i) the options granted by certain entities under the respective beneficial ownership of Nafta and Onexim to KazakhGold to purchase the Polyus Securities under the Principal Shareholders Option Agreement and (ii) the option granted by Jenington to KazakhGold under the Jenington Option Agreement (“Part V – Information on the Transactions”)

Original Principal Agreement	the binding agreement made between KazakhGold and AltynGroup on 8 December 2010 for the sale of KazakhGold’s operating subsidiaries in Kazakhstan, Romania and Kyrgyzstan and the withdrawal of the Claims

Panel	the Panel on Takeovers and Mergers

Partial Offer	the recommended partial offer by Jenington made on 9 July 2009 to acquire 50.15% of the issued and to be issued KazakhGold

Back to Contents

  PART XXI   DEFINITIONS

Shares (including KazakhGold Shares represented by GDRs) that was declared wholly unconditional on 14 August 2009

Polyus ADSs	Level I American depositary shares of Polyus Gold, with two Polyus ADSs representing one Polyus Share

Polyus ADS Depositary	BNY Mellon, as depositary for the Polyus ADSs

Polyus ADS Holders	the holders of Polyus ADSs

Polyus Gold	OJSC Polyus Gold

Polyus Gold Group	Polyus Gold and its subsidiaries

Polyus Securities	Polyus Shares and/or Polyus ADSs, as the case may be

Polyus Securityholders	the holders of Polyus Shares or Polyus ADSs, or both

Polyus Shareholders	the holders of Polyus Shares

Polyus Shares	the common shares of Polyus Gold, each with a nominal value of RUB 1.00

Principal Shareholders Option Agreement	the conditional option agreement between KazakhGold and certain entities beneficially owned by each of Nafta and Onexim, under which such entities have granted KazakhGold the Options (see “Part V – Information on the Transactions – The Principal Shareholders Option Agreement”)

Principal Shareholders of Polyus Gold	Nafta and Onexim

Private Exchange Offer	the conditional private exchange offer by KazakhGold to acquire 16% of the issued and outstanding share capital of Polyus Gold from Eligible Polyus Securityholders (see “Part V – Information on the Transactions”)

Proposed Combination	the proposed combination of KazakhGold with Polyus Gold

Regulated Market	the main market of the London Stock Exchange

Regulation S Global Depositary Receipts	GDRs issued outside the United States under the GDR Deposit Agreement

Rule 144A Global Depositary Receipts	GDRs issued inside the United States under the GDR Deposit Agreement

Russian Business Day	any day other than a Saturday, Sunday or a Russian public holiday

Russian Joint Stock Companies Law	the Russian Federal Law on Joint Stock Companies No. 208-FZ, dated 26 December 1995, as amended

Russian Securities Market Law	the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended

Second Tranche Cut-Off Date	31 December 2012

Second Tranche Partial Completions	completion, in stages, of the purchase of the Second Tranche Shares undertaken at the option of AltynGroup

Second Tranche Shares	(i) the outstanding issued shares in the First Tranche Companies not acquired at First Tranche Completion or (ii) all of the issued shares in the immediate holding companies holding the First Tranche Companies and the shares in Kazakhgold Services Cyprus Limited

Senior Notes	KazakhGold’s USD 200 million 9.375% Senior Notes due November 2013

Settlement Deed	a settlement deed made between KazakhGold and AltynGroup which provides for the conditional settlement and release of the Claims without any admission of liability on the part of any party

Share Form of Acceptance	the form of acceptance to be completed by Polyus Shareholders to accept the Private Exchange Offer

Back to Contents

  PART XXI   DEFINITIONS

Transactions	the Private Exchange Offer and the exercise of the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement (see “Part V – Information on the Transactions”)

UKLA	United Kingdom Listing Authority, a division of the FSA in its capacity as a competent authority under Part VI of FSMA

Back to Contents

PART XXII

GLOSSARY OF TECHNICAL TERMS

Term or expression	Meaning

Carbon-in-leach or CIL	a process in which carbon is added to the solution following leaching in order to extract gold

Carbon-in-pulp or CIP	the recovery process in which gold is first leached from gold ore pulp by cyanide and then absorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution

cathodic gold	the gold product that arises following the processing of mined ore by the CIP and HL methods, which ends with the gold bearing solution being treated by electrolysis. The gold is deposited on the cathodes of the cell, which are then washed to remove the deposited gold, which can be further smelted into doré bars

cathodic sludge	the gold residue in the electrolysis cell from that part of the solution that is not deposited on the cathodes

cut-off grade	lowest grade of mineralised material considered economic, used in the calculation of ore resources

cyanide leaching	a method of extracting exposed gold or silver from crushed or ground ore by dissolving them in a weak cyanide solution. It may be carried out in slurry in tanks or in large heaps of ore

deposit	the aggregation of a mineral on the surface of the Earth or in the Earth’s crust, suitable in terms of quantity, quality and mode of occurrence for commercial mining

flotation	a mineral separation process in which valuable mineral particles are induced to become attached to bubbles and float as other particles sink

flotation concentrate	the product of flotation. The resultant gold concentrate is then filtered to form flotation concentrate

free gold	gold uncombined with other substances, gold not found in chemical combination with other minerals or gold found largely in placer gold form

FSU Classification	the reserves and resources classification system of the former Soviet Union

gold doré	unrefined gold bullion bars, which will be further refined to almost pure metal (99.9% gold)

grade	the quality of metal per unit mass of ore expressed as grammes of gold per tonne of ore

gravitation	gold particles in slurry which are separated based on their specific gravity

g/t	grammes per tonne

Heap Leaching or HL	an ore processing technology used to process low-grade oxide ores. Although it is the lowest-cost method of processing, recovery rates are only approximately 60%

indicated mineral resource	as defined in the JORC Code, that part of a mineral resource which has been sampled by drill holes, underground openings or other sampling procedures at locations that are too widely spaced to ensure continuity but close enough to give a reasonable indication of continuity and where geoscientific data are known with a reasonable degree of reliability. An indicated mineral resource will be based on more data and therefore will be more reliable than an inferred mineral resource estimate

Back to Contents

  PART XXII   GLOSSARY OF TECHNICAL TERMS

inferred mineral resource	as defined in the JORC Code, is that part of a mineral resource for which the tonnage and grade and mineral content can be estimated with a low level of confidence. It is inferred from the geological evidence and has assumed but not verified geological and/or grade continuity. It is based on information gathered through the appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability

JORC Code	The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves

LBMA	The London Bullion Market Association

measured mineral resource	defined in the JORC Code, that part of a measured mineral resource for which the resource has been intersected and tested by drill holes, underground openings or other sampling procedures at locations which are spaced closely enough to confirm continuity and where geoscientific data are reliably known. A measured mineral resource estimate will be based on a substantial amount of reliable data, interpretation and evaluation which allows a clear determination to be made of the shapes, sizes, densities and grades

mine	an excavation from which valuable materials are recovered

mineable	portion of a mineralised deposit for which extraction is technically and economically feasible

mineral deposit	a body of mineralisation that represents a concentration of valuable metals. The limits can be defined by geological contracts or assay cut-off grade criteria

mineral reserve	under the FSU Classification, the equivalent of the western mineral resource and ore reserve. Mineral reserves are subdivided into A, B, C1 and C2 categories depending on the level of definition and technological study

mineral resource	a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such a form that there are reasonable prospects for the eventual economic extraction. The location, quantity, grade geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided into inferred mineral resources, indicated mineral resources and measured mineral resources

open pit	a mine that is entirely on the Earth’s surface; also referred to as open-cut or open-cast mine

open-pit mining	extraction of minerals from the Earth’s surface by their removal from an open pit

ore	natural mineral matter containing metals or metal compounds in quantities and in a form suitable for commercial extraction

ore body	a distinct naturally occurring agglomeration of ore defined structurally and geologically by a particular element or combination thereof

ore reserve	according to the JORC Code, the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction

Back to Contents

  PART XXII   GLOSSARY OF TECHNICAL TERMS

could be reasonably justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proven ore reserves

probable ore reserve	according to the JORC Code, the economically mineable part of an indicated and/or measured mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

proved ore reserve	according to the JORC Code, the economically mineable part of a measured mineral resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

reserves	the part of a mineral deposit, extraction of which from the Earth’s crust is economically and legally feasible at the time the reserves are identified

tailings	material that remains after all metals/minerals considered economic have been removed from the ore

tonne	1,000 kilogrammes

troy ounce or oz	a unit measure used in the precious metals industry. A troy ounce is equal to 31.10 grammes. The amounts of gold produced and/or sold by the KazakhGold Group is reported in troy ounces. There are 12 troy ounces to a troy pound

underground mining	extraction of minerals from the Earth’s crust using a system of underground mine workings

vein	a tabular deposit of mineralised rock

Back to Contents

PART XXIII

ACCEPTANCE PROCEDURES FOR THE PRIVATE EXCHANGE OFFER

FAILURE OF AN ELIGIBLE POLYUS SECURITYHOLDER TO COMPLY WITH THE APPLICABLE PROCEDURES DESCRIBED BELOW MAY RESULT IN AN INVALID ACCEPTANCE OF THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THE RELEVANT POLYUS SECURITIES.

Acceptance and Delivery

Eligible Polyus Securityholders wishing to accept the Private Exchange Offer must follow the applicable procedures outlined in this Part XXIII and in the relevant Form of Acceptance, if applicable. The specific procedures for accepting the Private Exchange Offer vary depending on whether the Eligible Polyus Securityholder is accepting the Private Exchange Offer with respect to Polyus Shares (in case of Polyus Shares, whether such Polyus Shares are held on an account in the Register or on a depo account opened with a Russian depositary) or Polyus ADSs (and, in the case of Polyus ADSs, whether such Polyus ADSs are held through DTC, Euroclear or Clearstream or outside DTC, Euroclear or Clearstream). Eligible Polyus ADS Holders who hold Polyus ADSs through DTC do not need to complete an ADS Form of Acceptance, but should follow the applicable procedures outlined below in “Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held through DTC”.

Acceptance by Eligible Polyus Shareholders

Eligible Polyus Shareholders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus Shares must follow the procedures, including arranging for the transfer of the relevant Polyus Shares to KazakhGold, set forth in this section of Part XXIII and in the Share Form of Acceptance to be sent to Eligible Polyus Securityholders.

A Share Form of Acceptance must be duly completed and executed by or on behalf of the relevant Eligible Polyus Shareholder accepting the Private Exchange Offer. For these purposes an Eligible Polyus Shareholder means a holder of Polyus Shares that is considered to be the “owner” of (vladelets), or a “trustee” (doveritel’niy upravlyajuschi) with respect to the relevant Polyus Shares under Russian Law held either on a personal account in the Register or on a depo account with a Russian depositary, provided that the relevant trustee is acting as trustee pursuant to the laws of the Russian Federation and has the authority to dispose of and exchange the relevant Polyus Shares for KazakhGold Level I GDRs in the manner contemplated in this Part XXIII pursuant to the relevant trust agreement.

A duly completed and executed original hard copy of the Share Form of Acceptance must be delivered to Computershare prior to 5:00 p.m., Moscow time, on 18 July 2011, together with all documents required to be attached thereto, at the following address:

Closed Joint-Stock Company “Computershare Registrar” (Head Office)
8, ul. Ivana Franko
Moscow, 121108
Russian Federation

The Share Form of Acceptance and documents required to be attached thereto must be delivered during the normal business hours of Computershare on a Russian Business Day.

In order for an acceptance of the Private Exchange Offer with respect to Polyus Shares to be treated as valid, the Eligible Polyus Shareholder must transfer (or procure the transfer of) the relevant number of Polyus Shares with respect to which it wishes to accept the Private Exchange Offer to the securities account of KazakhGold in the Register prior to 5:00 p.m., Moscow time, on 18 July 2011.

If Polyus Shares with respect to which an Eligible Polyus Shareholder making an acceptance of the Private Exchange Offer are held in a depo account with a Russian depositary, the Share Form of Acceptance must be accompanied by (i) a statement of the depo account (if its depositary has a nominee holder account in the Register), or all statements of each depo account provided by all nominee holders in the chain of nominal holding or a consolidated statement of all depo accounts within the chain of nominal holding showing all levels of nominal holding of the Polyus Shares,

Back to Contents

  PART XXIII   ACCEPTANCE PROCEDURES FOR THE PRIVATE EXCHANGE OFFER

which must be issued less than 5 (five) Business Days prior to submission of the Share Form of Acceptance to Computershare, and (ii) a copy of the instruction, certified by the depositary and accepted by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates, to KazakhGold’s personal account in the Register.

For a Share Form of Acceptance to be deemed complete, the Share Form of Acceptance must contain correct and valid instructions for delivery of the Level I GDRs, to which the Eligible Polyus Shareholder participating in the Private Exchange Offer will be entitled, which should be either (i) a DTC participant number and account details (including contact details at the bank/brokerage firm); or (ii) a Euroclear participant number and account details (including contact details at the bank/brokerage firm); or (iii) a Clearstream participant number and account details (including contact details at the bank/brokerage firm); or (iv) a registration name and address.

Any purported acceptance of the Private Exchange Offer other than in accordance with the procedures set forth in the Private Exchange Offer document or the Share Form of Acceptance and any Share Form of Acceptance that is incomplete or incorrect, or to which the required documents are not attached may, at KazakhGold’s sole discretion, be treated as invalid and may, in KazakhGold’s sole discretion, be returned to the relevant Eligible Polyus Shareholder. Polyus Securityholders that are established, registered located and/or resident in the Russian Federation and are “qualified investors” under Russian law, but which are not explicitly listed in Article 51.2(2) of the Russian Securities Market Law may accept Level 1 GDRs only through a Russian broker authorised to accept Level I GDRs on their behalf. Details of any such broker will need to be provided in their Share Form of Acceptance.

In order to be treated as valid, the Share Form of Acceptance must be delivered to Computershare at the above address prior to 5:00 p.m., Moscow time, on 18 July 2011, and the Polyus Shares to which a Share Form of Acceptance relates must be transferred to the securities account of KazakhGold in the Register prior to 5:00 p.m., Moscow time, on 18 July 2011. Please note that Eligible Polyus Shareholders will be required to submit their Share Forms of Acceptance during normal business hours of Computershare. Re-registration of title with respect to Polyus Shares may take several days and accordingly, the instructions to Computershare or the depositary to transfer the Polyus Shares to KazakhGold should be made sufficiently in advance of the Expiration Time.

Representations and Warranties. By completing and executing the Share Form of Acceptance, each Eligible Polyus Shareholder will be deemed to represent, warrant and agree with KazakhGold as follows:

•	It has read the Private Exchange Offer document and acknowledges and agrees to all of the terms of the Private Exchange Offer and agrees that the acceptance of the Private Exchange Offer with respect to the Polyus Shares pursuant to the procedures described herein will constitute a binding agreement between it and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer and the Share Form of Acceptance;

•	It has full power and authority to accept the Private Exchange Offer and to sell, assign and transfer the Polyus Shares to KazakhGold, with respect to which the Private Exchange Offer is accepted and that KazakhGold will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than the dividend declared at the annual general meeting of Polyus Gold held on 20 May 2011 or any dividend, the record date for receipt of which will be prior to the Expiration Time, as set out in “– Dividends” below, and the same will not be subject to any adverse claim;

•	It acknowledges and agrees that the value of one KazakhGold Level 1 GDR for the purpose of the Exchange Ratios pursuant to the Private Exchange Offer is set at USD 4.00;

•	In accepting the Private Exchange Offer, it has read and relied solely on information contained in the Prospectus, the Share Form of Acceptance and the Private Exchange Offer document;

•	It is the legal owner of the Polyus Shares and the Polyus Shares to which the Share Form of Acceptance relates are fully paid, free from any restrictions on transfer, encumbrances, rights and claims of third parties (including pledge), attachments, court, administrative, arbitration or out-of-court dispute;

Back to Contents

  PART XXIII   ACCEPTANCE PROCEDURES FOR THE PRIVATE EXCHANGE OFFER

•	It has full power and authority to accept and receive Level I GDRs and, if it is established and registered, located or resident in the Russian Federation, it satisfies the definition of a “qualified investor” under the Russian Securities Market Law at the time it accepts the Private Exchange Offer and at the time it receives the Level I GDRs;

•	All authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus Shareholder, and any obligation of the Eligible Polyus Shareholder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus Shareholder;

•	It understands that all questions as to the form of all documents and the validity (including time of receipt), of Polyus Shares accepted under the Private Exchange Offer will be determined by KazakhGold, in its sole discretion, which determination shall be final and binding;

•	It recognises that KazakhGold, at its sole discretion, may terminate or amend the Private Exchange Offer or may postpone the acceptance or exchange of the Polyus Shares tendered or may not be required to purchase any of the Polyus Shares to which the Share Form of Acceptance relates;

•	It waives any and all rights in respect of the Polyus Shares other than the right to receive the Level I GDRs to which it may become entitled under the Private Exchange Offer or to receive the Polyus Shares if the Private Exchange Offer is terminated by KazakhGold;

•	It has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including corporate approvals, approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that it has not taken or omitted to take any action in breach of the terms and conditions of the Private Exchange Offer or which will or may result in KazakhGold or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer;

•	If it is a corporation or a legal entity, it is duly incorporated and existing pursuant to the legislation of the country of its incorporation, and acceptance of the Private Exchange Offer and execution of the Share Form of Acceptance does not and will not violate any provisions of its foundation documents, conflict with any agreements to which it is a party, violate any law (regulatory act) or non-normative act, resolution, order, decision or other act of any state authority, decision, order, writ or other act of a court of any jurisdiction, court of arbitration or arbitration panel applicable to it.

Acceptance by Eligible Polyus ADS Holders

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must follow the procedures set forth in this section of Part XXIII and must: (A) for Polyus ADSs held through DTC, Euroclear or Clearstream, cause the Polyus ADSs to be delivered to the DTC account of the Exchange Agent, and an Agent’s Message to be transmitted, in each case to be received by the Exchange Agent prior to the Expiration Time, or (B) for Polyus ADSs held outside DTC, Euroclear or Clearstream, properly complete, sign and deliver the ADS Form of Acceptance, together with the American Depositary Receipts, if any, evidencing those Polyus ADSs and any other documents required by the ADS Form of Acceptance, to the Exchange Agent at either of the following addresses prior to the Expiration Time:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

Back to Contents

  PART XXIII   ACCEPTANCE PROCEDURES FOR THE PRIVATE EXCHANGE OFFER

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310-2053

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to Polyus ADSs that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to instruct them to accept the Private Exchange Offer on their behalf (and any such firm may establish an earlier deadline than the Expiration Time for Eligible Polyus Shareholders to act in order to instruct it to accept the Private Exchange Offer on their behalf). Eligible Polyus ADS Holders holding Polyus ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee may be charged a fee by the brokerage firm or similar nominee for processing the acceptance(s) on their behalf.

For an ADS Form of Acceptance to be deemed complete, the ADS Form of Acceptance must contain correct and valid instructions for delivery of the Level I GDRs, to which the Eligible Polyus ADS Holder participating in the Private Exchange Offer will become entitled, which should be either (i) a DTC participant number and account details (including contact details at the bank/brokerage firm); or (ii) a Euroclear participant number and account details (including contact details at the bank/brokerage firm); or (iii) a Clearstream participant number and account details (including contact details at the bank/brokerage firm); or (iv) a registration name and address.

Polyus Securityholders that are established, registered, located and/or reside in the Russian Federation or that are receiving the Private Exchange Offer document and the ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries and that are “qualified investors” under the Russian Securities Market Law, but are not explicitly listed in Article 51.2(2) of the Russian Securities Market Law, will be required to retain a Russian broker to acquire Level I GDRs on their behalf. Details of any such Russian broker must be provided in the ADS Form of Acceptance.

Representations and Warranties. By accepting the Private Exchange Offer with respect to all or any portion of their Polyus ADSs, each Eligible Polyus ADS Holder will be deemed to represent, warrant and agree with KazakhGold as follows:

•	It irrevocably constitutes and appoints the Exchange Agent as its true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the agent of KazakhGold) with respect to such Polyus ADSs, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) transfer ownership of, such Polyus ADSs on the account books maintained by DTC or BNY Mellon in its capacity as the Polyus ADS Depositary or to surrender such Polyus ADSs to the Polyus ADS Depositary for the purpose of withdrawal of the Polyus Shares they represent and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Polyus ADSs, all in accordance with the terms and conditions of the Private Exchange Offer;

•	It has read the Private Exchange Offer document and acknowledges and agrees to all of the terms of the Private Exchange Offer and agrees that the acceptance of the Private Exchange Offer with respect to the Polyus ADSs pursuant to the procedures described in the Private Exchange Offer document will constitute a binding agreement between it and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer and the ADS Form of Acceptance. For the purposes of the Private Exchange Offer, it understands that Polyus ADSs will be deemed to have been accepted by KazakhGold if, as and when, KazakhGold gives oral or written notice thereof to the Exchange Agent;

•	It has full power and authority to accept the Private Exchange Offer and to sell, assign and transfer the Polyus ADSs with respect to which the Private Exchange Offer is accepted and that KazakhGold will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than the dividends declared at the annual

Back to Contents

  PART XXIII   ACCEPTANCE PROCEDURES FOR THE PRIVATE EXCHANGE OFFER

general meeting of Polyus Gold held on 20 May 2011 or any dividend, the record date for payment of which will be set prior to the Expiration Time, as set out in “– Dividends” below, and the same will not be subject to any adverse claim;

•	It acknowledges and agrees that the value of one KazakhGold Level 1 GDR for the purpose of the Exchange Ratios pursuant to the Private Exchange Offer is set at USD 4.00;

•	In accepting the Private Exchange Offer, it has read and relied solely on information contained in the Prospectus, the ADS Form of Acceptance and the Private Exchange Offer document;

•	It has full power and authority to accept and receive Level I GDRs and, if it is established, registered, located or resident in the Russian Federation, it satisfies the definition of a “qualified investor” under the Russian Securities Market Law at the time it accepts the Private Exchange Offer and at the time it receives the Level I GDRs;

•	All authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus ADS Holder, and any obligation of the Eligible Polyus ADS Holder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus ADS Holder;

•	It understands that all questions as to the form of all documents and the validity (including time of receipt), of Polyus ADSs accepted under the Private Exchange Offer will be determined by KazakhGold, in its sole discretion, which determination shall be final and binding;

•	It recognises that KazakhGold, at its sole discretion, may terminate or amend this Private Exchange Offer or may postpone the acceptance or exchange of the Polyus ADSs tendered or may not be required to purchase any of the Polyus ADSs to which the ADS Form of Acceptance relates;

•	It waives any and all rights in respect of the Polyus ADSs other than the right to receive the Level I GDRs to which it may become entitled under the Private Exchange Offer or to receive the Polyus ADSs if the Private Exchange Offer is terminated by KazakhGold;

•	It has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including corporate approvals, approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that it has not taken or omitted to take any action in breach of the terms of the Private Exchange Offer or which will or may result in KazakhGold or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer; and

•	If it is a corporation or a legal entity, it is duly incorporated and existing pursuant to the legislation of the jurisdiction of its incorporation, and acceptance of the Private Exchange Offer and execution of the ADS Form of Acceptance does not and will not violate any provisions of its foundation documents, conflict with any agreements to which it is a party, violate any law (regulatory act) or non-normative act, resolution, order, decision or other act of any state authority, decision, order, writ or other act of a court of any jurisdiction, court of arbitration or arbitration panel applicable to it.

If an ADS Holder is unable to give the foregoing representations, warranties, undertakings and request, the ADS Holder should contact the Exchange Agent.

By accepting the Private Exchange Offer with respect to all or any portion of their Polyus ADSs (i) in the case of Polyus ADSs held through DTC, Euroclear or Clearstream, through the transmission of an Agent’s Message in accordance with the requirements of DTC’s ATOP procedure, each Eligible Polyus ADS Holder hereby requests that any Polyus ADSs not accepted under the Private Exchange Offer or upon termination of the Private Exchange Offer be returned to the DTC account of the applicable DTC participant or (ii) in the case of Polyus ADSs held outside DTC, Euroclear or Clearstream, through the submission of an ADS Form of Acceptance to the Exchange Agent, such Eligible Polyus ADS Holder if it holds the Polyus ADSs in uncertificated form on the register of the Polyus Depositary hereby requests that any Polyus ADSs not accepted under the Private Exchange Offer or upon termination of the Private Exchange Offer be unblocked on the register of

Back to Contents

  PART XXIII   ACCEPTANCE PROCEDURES FOR THE PRIVATE EXCHANGE OFFER

the Polyus ADS Depositary or, if it holds the Polyus ADSs in certificated form, that the Polyus ADS certificates be returned to him.

Please note that each of DTC, Euroclear and Clearstream will establish its own cut-off date and time for the receipt of instructions to tender Polyus ADSs, which will be earlier than the Expiration Time.

Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held through DTC, Euroclear and Clearstream

Eligible Polyus ADS Holders holding Polyus ADSs through DTC, Euroclear or Clearstream who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must transmit their acceptance through DTC’s ATOP and follow the procedure for book-entry transfer set out below. A beneficial owner who has Polyus ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such beneficial owner wishes to accept the Private Exchange Offer with respect to those Polyus ADSs held through DTC, Euroclear or Clearstream.

DTC has confirmed that the Private Exchange Offer is eligible for ATOP. Accordingly, a DTC participant whose name appears on a security position listing as the owner of Polyus ADSs must electronically transmit their acceptance of the Private Exchange Offer by causing DTC to transfer the Polyus ADSs to the Exchange Agent in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Exchange Agent.

The term “Agent’s Message” means a message transmitted by DTC, received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the relevant DTC participant that such participant has received and agrees to be bound by the terms and conditions of the Private Exchange Offer as set out in the Private Exchange Offer document and that KazakhGold may enforce such agreement against such participant. Polyus ADS Holders wishing to accept the Private Exchange Offer with respect to their Polyus ADSs held through DTC should note that such Polyus ADS Holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC and in any event on, or prior to, the Expiration Time. An Agent’s Message must be transmitted to and received by the Exchange Agent at, or prior to, the Expiration Time.

Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held outside DTC, Euroclear and Clearstream

Eligible Polyus ADS Holders holding Polyus ADSs outside DTC, Euroclear or Clearstream who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must properly complete, sign and deliver the ADS Form of Acceptance, together with the ADS certificates for the Polyus ADSs, if held in certificated form, and any other documents required by the ADS Form of Acceptance, to be received by the Exchange Agent prior to the Expiration Time. Any documentation required to be delivered to the Exchange Agent must be delivered to it within its normal business hours and must be received prior to the Expiration Time.

General

Eligible Polyus Securityholders who wish to accept the Private Exchange Offer with respect to both Polyus Shares and Polyus ADSs should follow the individual procedures outlined above for each type of security.

If the Private Exchange Offer is accepted with respect to any Polyus Shares or Polyus ADSs that are owned of record by two or more joint owners, all such owners must sign the applicable Share Form of Acceptance or ADS Form of Acceptance if any. If the Private Exchange Offer is accepted with respect to any Polyus Shares or Polyus ADSs not held through DTC, Euroclear or Clearstream, and such Polyus Shares or Polyus ADSs are registered in different names, it is necessary to complete, sign and deliver a separate Share Form of Acceptance or ADS Form of Acceptance for each different registration.

Section 13(e) of the Exchange Act and Rule 14e-4 promulgated thereunder make it unlawful for any person acting alone or in concert with others, directly or indirectly, to accept securities for such person’s own account unless at the time of the acceptance and at the Expiration Time such person has a “net long position” in a number of securities that is equal to or greater than the amount accepted and will deliver or cause to be delivered such securities to us within the period specified in the Private Exchange Offer. Rule 14e-4 also provides a similar restriction applicable to the

Back to Contents

  PART XXIII   ACCEPTANCE PROCEDURES FOR THE PRIVATE EXCHANGE OFFER

acceptance or guarantee of an acceptance on behalf of another person. An acceptance with respect to securities made pursuant to any method of delivery set forth in the Private Exchange Offer will constitute the relevant Eligible Polyus Securityholder’s acceptance of the terms and conditions of the Private Exchange Offer, as well as the relevant Eligible Polyus Securityholder’s representation and warranty to KazakhGold that (i) such Eligible Polyus Securityholder has a “net long position” in a number of securities at least equal to the securities being accepted within the meaning of Rule 14e-4, and (ii) such acceptance of securities complies with Rule 14e-4. KazakhGold’s acceptance of Polyus ADSs or Polyus Shares with respect to which the Private Exchange Offer has been accepted will constitute a binding agreement between the relevant Eligible Polyus Securityholder and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer, including the participating Eligible Polyus Securityholder’s representation that the Eligible Polyus Securityholder has a net long position in the Polyus Shares or Polyus ADSs, as the case may be, accepted within the meaning of Rule 14e-4 and that the request to accept such Polyus Shares or Polyus ADSs, as the case may be, complies with Rule 14e-4.

Notice to Russian Eligible Polyus Securityholders

Eligible Polyus Securityholders that are established, registered, located or resident in the Russian Federation will be required to confirm that they satisfy the legal definition of “qualified investor” under the Russian Securities Market Law and provide the confirmatory documentation together with their Forms of Acceptance. Under Article 51.2 of the Russian Securities Market Law, a “qualified investor” includes entities specifically listed in Article 51.2(2) and entities involved in certain types of activities listed in the referenced article, as well as certain individuals and legal entities meeting financial and net worth tests that have been recognised as “qualified investors” in accordance with the procedures set forth by the FSFM.

Article 51.2(2) of the Russian Securities Market Law lists the following institutions, among others, as qualified investors: (i) brokers, dealers and managers; (ii) credit institutions; (iii) joint-stock investment funds; (iv) management companies of investment funds and non-government pension funds; (v) insurance organisations; (vi) non-governmental pension funds; (vii) certain Russian state corporations; and (viii) international organisations, including the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and the European Bank for Reconstruction and Development.

Article 51.2(5) of the Russian Securities Market Law and related implementing regulations provide that a legal entity may be recognised as a qualified investor by a Russian licensed broker or an asset manager if such entity satisfies any two of the following criteria:

•	such entity has a working capital of at least RUB 100 million (approximately USD 3.5 million);

•	every quarter during the previous four quarters, such entity has engaged in at least five transactions with securities or other financial instruments, the aggregate price of which was at least RUB 3.0 million (approximately USD 106,000);

•	over the previous accounting year, such entity had a turnover of at least RUB 1,000 million (approximately USD 35.6 million); and

•	over the previous accounting year, such entity’s asset value was at least RUB 2,000 million (approximately USD 71.28 million).

In addition, Article 51.2(4) of the Russian Securities Market Law and related implementing regulations provide that an individual may also be recognised as a qualified investor by a Russian licensed broker or an asset manager if such individual satisfies any two of the following criteria:

•	the individual has an investment portfolio consisting of securities and/or other financial instruments of a value greater than RUR 3 million (approximately USD 106,000);

•	the individual has been employed for at least 2 years with a Russian or foreign entity that entered into transactions in securities and/or other financial instruments with certain exceptions; and

•	the individual completed at least 10 securities transactions in each quarter during the last 4 quarters, amounting to at least RUR 300,000 (approximately USD 10,600) or at least 5 securities transactions in the last 3 years, amounting to at least RUR 3 million (approximately USD 106,000).

Back to Contents

  PART XXIII   ACCEPTANCE PROCEDURES FOR THE PRIVATE EXCHANGE OFFER

Eligible Polyus Securityholders that are established and registered, located or resident in the Russian Federation must consult with their legal advisors to determine whether they satisfy the definition of “qualified investor” under the Russian Securities Market Law. If such Eligible Polyus Securityholders are not able to confirm that they meet the definition of a “qualified investor”, they will not be able to participate in the Private Exchange Offer and are required to disregard the Private Exchange Offer document and all attachments thereto.

Polyus Securityholders that are established and registered, located or resident in the Russian Federation and are qualified investors under Russian law, but which are not listed in Article 51.2(2) of the Russian Securities Market Law may only accept Level I GDRs through a Russian broker authorised to accept Level I GDRs on their behalf. Subject to provisions of the Russian Securities Market Law, any subsequent transactions in Level I GDRs received pursuant to the terms of the Private Exchange Offer by Eligible Polyus Shareholders that are established and registered, located or resident in the Russian Federation and are qualified investors not listed in Article 51.2(2) of the Russian Securities Market Law may be effected only through a Russian licensed broker authorised to enter into such transactions on their behalf.

Method of Delivery

THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING, WITH RESPECT TO POLYUS SHARES AND POLYUS ADSs NOT HELD THROUGH DTC, ANY ADSs ACCEPTED, ANY APPLICABLE FORM OF ACCEPTANCE, AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE ELIGIBLE POLYUS SECURITYHOLDER. ANY DOCUMENTS TO BE PROVIDED PURSUANT HERETO, WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT OR COMPUTERSHARE, AS APPROPRIATE.

Determinations of Validity

All questions as to the validity, form, eligibility (including time of receipt) and valid acceptance of Polyus Securities will be determined by KazakhGold (or the Exchange Agent on KazakhGold’s behalf), in its sole discretion, which determination shall be final and binding. KazakhGold reserves the absolute right to reject any or all acceptances determined not to be in appropriate form, invalid or incomplete or to refuse to accept any Polyus Shares and Polyus ADSs if, in the opinion of KazakhGold’s counsel, accepting such Polyus Shares or Polyus ADSs would be unlawful. KazakhGold also reserves the absolute right to waive any of the conditions of the Private Exchange Offer or any defect in any acceptance, whether generally or with respect to any particular Polyus Share(s), Polyus ADS(s) or Eligible Polyus Securityholder(s). KazakhGold’s interpretations of the terms and conditions of the Private Exchange Offer (including the Forms of Acceptance and the instructions thereto) and the Private Exchange Offer document shall be final and binding.

NONE OF KAZAKHGOLD, POLYUS GOLD, THEIR RESPECTIVE BOARDS OF DIRECTORS, THE EXCHANGE AGENT OR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY ACCEPTANCE, AND NONE OF THEM ACCEPTS OR WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

Back to Contents

APPENDIX I

MINERAL EXPERT'S REPORT FOR THE MINERAL ASSETS HELD BY
KAZAKHGOLD IN KAZAKHSTAN AND ROMANIA

Back to Contents

This page is intentionally left blank

Back to Contents

APPENDIX I

MINERAL EXPERT’S REPORT FOR THE MINERAL ASSETS HELD BY
KAZAKHGOLD IN KAZAKHSTAN AND ROMANIA

Back to Contents

KAZAKHGOLD

Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

June 2011

DATE ISSUED:	20 June 2011
JOB NUMBER:	61-0928
REPORT NUMBER:	MM567
REPORT STATUS:	Final

VERSION NUMBER:	8.0

KAZAKHGOLD

Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

May 2011

PREPARED BY:
Phil Newall	MCSM, BSc, PhD , CEng, FIMMM
Mark Owen	BSc, MSc, (MCSM), CGeol, EurGeol, FGS
David Chilcott	ACSM, CEng, FIMMM
Richard Ellis	MCSM BSc MSc FGS
Owen Mihalop	BSc (Hons), MSc, MCSM, CEng, MIMMM
Lewis Meyer	BEng, ACSM, MSc, MCSM, PhD, CEng, FIMMM
Daniil Lunev	DipEng (SPMI), PhD (SPMI)
Stuart Richardson	BEng, ACSM, GradMIMMM
Colin Hunter	BSC (Hons), Metallurgy, PhD Associate Consultant
Phil King	ARSM, BSc, FIMMM
Chris Broadbent	BSc, PhD, CEng, FIMMM

APPROVED BY:

P Newall	Director

This report has been prepared by Wardell Armb International with all reasonable skill, care and diligence, within the terms of the Contract with the Client. The report is confidential to the Client and Wardell Armb International accepts no responsibility of whatever nature to third parties to whom this report may be made known.

No part of this document may be reproduced without the prior written approval of Wardell Armb International Ltd.

Wardell Armb International
Wheal Jane, Baldhu, Truro, Cornwall, TR3 6EH, United Kingdom
Telephone: +44 (0)1872 560738 Fax: +44 (0)1872 561079 www.wardell-armb.com

20 June 2011

The Directors
Kazakhgold

Dear Sirs

Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Background

Kazakhgold (the “Client” or “Kazakhgold”) commissioned Wardell Armb International Ltd ("WAI") to prepare a Mineral Expert’s Report (the “MER”) on its gold mining, development and exploration assets held in Kazakhstan and Romania. WAI understands that the MER will be included as part of a prospectus (the "Prospectus”) to be published in connection with a proposed reverse takeover of Polyus Gold (the “Admission”).

WAI hereby consents to the inclusion of this letter and the MER in the Prospectus, with the inclusion of its name, in the form and context in which it appears in the Prospectus, to be published in connection with the Admission.

ENERGY AND CLIMATE CHANGE
ENVIRONMENT AND SUSTAINABILITY
Wardell Armb International is the trading name of Wardell Armb International Limited,	INFRASTRUCTURE AND UTILITIES
Registered in England No. 3813172	LAND AND PROPERTY
MINING, QUARRYING AND MINERAL ESTATES
Registered office: Sir Henry Doulton House, Forge Lane, Etruria, Stoke-on-Trent, ST1 5BD, United Kingdom
WASTE RESOURCE MANAGEMENT
UK Offices: Stoke-on-Trent, Cardiff, Edinburgh, Greater Manchester, Liverpool, London,
Newcastle upon Tyne, Sheffield, Truro, West Bromwich. International Offices: Almaty, Beijing

For the purposes of Item 1.1 and 23.1 of Annex X to Commission Regulation (EC) No. 809/2004 of 29 April 2004 (the “Prospectus Directive Regulation”) WAI is responsible for this letter and the MER as part of the Prospectus and declares that it has taken all reasonable care to ensure that the information contained in this letter and the MER is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in accordance with Item 1.2 of Annex X to the Prospectus Directive Regulation.

The principal Mineral Assets in which the Client is interested comprise of open pit and underground production sites at Aksu, Bestobe and Zholymbet in Northern Kazakhstan, a heap leach operation at Akzhal in Eastern Kazakhstan, tailings retreatment facility at Baia Mare in Romania.

These projects are at various stages of exploration, development and mining, all of which are discussed in detail in the MER. WAI considers that the relevant areas have sufficient technical merit to justify proposed programmes and associated expenditures.

The Prospectus contains an appropriate summary of each of the assets, and WAI is satisfied with the integrity of the information contained in the Prospectus based on the limited validation work performed by WAI, but more importantly, reliance on the legal due diligence performed by Kazakhgold and its subsidiaries in the projects geographical locations.

WAI has been requested to provide an Independent valuation of the individual assets, although it has not been asked to comment on the fairness and reasonableness of any vendor or promoter considerations.

Requirement and Structure of the MER

WAI has prepared the MER in accordance with the requirements set out in article 23(1) of the Prospectus Directive Regulation and item 133 of ESMA’S Recommendations for the consistent implementation of the European Commission’s Regulation on prospectuses No 809/2004 (the “ESMA Recommendations”).

2

WAI has reviewed the resources and reserves as presented by Kazakhgold, some of which have been prepared in accordance with the 2004 edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” (the "JORC Code"), whilst others have been prepared using the Russian GKZ System (or variant thereof). For valuation purposes, only those assets with JORC reserves have been included.

The MER has been structured on a technical discipline basis into sections on Geology, Mineral Resources and Ore Reserves, Mining Engineering, Mineral Processing, Infrastructure, Occupational Health and Safety, Environmental Management, and a Financial Assessment for each of the Mineral Assets.

Site visits were made by WAI to all the assets mentioned above in 2011.

Verification Validation and Reliance

The MER is dependent upon technical, financial and legal input. The technical information as provided by Kazakhgold to, and taken in good faith by, WAI has not been independently verified by means of re-calculation, but all reserve and resource estimates have been substantiated, or re-modelled, by evidence from WAI’s site visits and observations, are supported by details of exploration results, analyses and other evidence and take account of all relevant information supplied by Kazakhgold. WAI has conducted a review and assessment of all material technical issues likely to influence the future performance of the Mineral Assets which included the following:

•	Inspection visits to the mining operations, processing facilities, surface structures and associated infrastructure, undertaken in the second quarter of 2011, with:

	•	discussion and enquiry following access to key on-site and corporate personnel;

	•	an examination of historical information and results made available by Kazakhgold in respect of the mining;

	•	a review of the Kazakhgold's resource and reserve estimates with re- modelling where appropriate; and

	•	a review of the Kazakhgold's production forecasts and costs and undertaken all necessary investigations to ensure compliance with the Prospectus

3

Directive Regulation in conjunction with the ESMA Recommendations and the JORC Code (2004), (where appropriate) in terms of the level of disclosure.

The majority of the resource and reserve estimates presented in the MER have been prepared in accordance with JORC Code (2004) by WAI, with the remainder classified under the Russian system upon which WAI has made comment.

WAI has placed reliance on Kazakhgold that the following information provided by Kazakhgold to WAI is both valid and accurate for the purpose of compiling the MER:

•	all technical information; and

•	that the legal ownership of all mineral and surface rights has been verified and save as disclosed in the MER that no significant legal issues exists which would affect the likely viability of a project and/or the mineral resources and ore reserves as reported herein.

Limitations, Declarations, Consent and Copyright

Limitations

Kazakhgold has confirmed to WAI that to its knowledge the information provided by Kazakhgold was true, accurate and complete and not incorrect, misleading or irrelevant in any aspect. WAI has no reason to believe that any facts have been withheld.

The achievability of production forecasts and costs are neither warranted nor guaranteed by WAI. The forecasts as presented and discussed herein have been proposed by Kazakhgold management and adjusted where appropriate by WAI, based on up-to-date reserve estimates, and cannot be assured. They are necessarily based on economic assumptions, many of which are beyond the control of Kazakhgold.

Declarations

WAI will receive a fee for the preparation of the MER in accordance with normal professional consulting practice. This fee is not contingent on the outcome of the

4

Admission or value of Kazakhgold and WAI will receive no other benefit for the preparation of the MER.

None of WAI or its directors, staff or subcontractors who contributed to the MER have, at the date of this letter, and has not had within the previous two years, any shareholding in or other relationship with Kazakhgold or the principal current assets in which Kazakhgold is interested which comprise of open pit and underground production sites at Aksu, Bestobe and Zholymbet in Northern Kazakhstan, a heap leach operation at Akzhal in Eastern Kazakhstan, tailings retreatment facility at Baia Mare in Romania.

WAI considers itself to be independent of Kazakhgold. None of WAI or its directors, staff or subcontractors who contributed to the MER has any interest in the proposed transaction.

In the MER, WAI provides assurances to the Directors of Kazakhgold that certain Technical and Economic data including production profiles, operating expenditures and capital expenditures, of the Mineral Assets as provided to WAI by Kazakhgold and reviewed and where appropriately modified by WAI are reasonable.

The MER includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur; WAI does not consider these to be material.

Furthermore, WAI is responsible for this letter and the MER as part of the Prospectus and declares that it has taken all reasonable care to ensure that the information contained in this letter and the MER is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

Consent and Copyright

WAI consents to the inclusion of its name and all references to WAI in the Prospectus, the issuing of this letter and the MER in the form and content in which it is to be included in the Prospectus.

5

Neither the whole nor any part of this letter and the MER nor any reference thereto may be included in any other document without the prior written consent of WAI regarding the form and context in which it appears.

Copyright of all text and other matter in this document, including the manner of presentation, is the exclusive property of WAI. It is an offence to publish this document or any part of the document under a different cover, or to reproduce and or use, without written consent, any technical procedure and or technique contained in this letter and the MER. The intellectual property reflected in the contents resides with WAI and shall not be used for any activity that does not involve WAI, without the written consent of WAI.

Responsibility for the Mineral Expert’s Report and No Material Change

WAI accepts responsibility for the MER for the purposes of Item 1.2 of Annex X to the Prospectus Directive Regulation. The MER is complete up to and including 15 May 2011. Having taken all reasonable care to ensure that such is the case, WAI confirms that, to the best of its knowledge, the information contained in the MER is in accordance with the facts, contains no omission likely to affect its import, and no material change has occurred from 15 May 2011 to the date hereof that would require any amendment to the MER.

Qualification of Consultants

The MER has been prepared based on a technical and economic review by a team of consultants sourced from the WAI offices in Europe over a 2 month period. These consultants are specialists in the fields of geology, resource and reserve estimation and classification, open pit mining, rock engineering, mineral processing, hydrogeology and hydrology, tailings management, infrastructure, environmental management and mineral economics.

6

The individuals listed below have provided input to the MER and have extensive experience in the mining industry and are members in good standing of appropriate professional institutions:

•	Phil Newall, MCSM, BSc, PhD , CEng, FIMMM, is Director of Minerals and Geologist with WAI and has practised his profession as a mine and exploration geologist for over 25 years for both base and precious metals;

•	Mark Owen, BSc, MSc, (MCSM), CGeol, EurGeol, FGS, is a Technical Director and Geologist with WAI and has over 28 years international experience as a mine and exploration geologist in both surface and underground mining operations;

•	David Chilcott, ACSM, CEng, FIMMM, Associate Mining Engineer, is a mining engineer with some 45 years of experience in the management of producing underground mines and in consulting work;

•	Richard Ellis, MCSM BSc MSc FGS; is a Senior Resource Geologist with some 8 years operational experience within the industrial minerals sector in the UK;

•	Owen Mihalop, BSc (Hons), MSc, MCSM, CEng, MIMMM, is a Technical Director of Mining with WAI with 15 years broad based experience in the mining and quarrying industries. He has gained experience in grass-roots exploration through to large scale open-pit and underground mining projects across Ireland, Bulgaria, Spain and Canada;

•	Lewis Meyer, BEng, ACSM, MSc, MCSM, PhD, CEng, FIMMM is a Principal Mining Engineer with WAI who has over 18 years experience in mining, underground civil construction and rock mechanics of surface and underground mining operations;

•	Daniil Lunev, DipEng (SPMI), PhD (SPMI) is Mining Engineer with WAI whose specialist area is with NPV© scheduler mining software and mining machinery.

•	Stuart Richardson, BEng, ACSM, GradMIMMM is a Mining Engineer who joined Wardell Armb in early 2007 as a Graduate Mining Engineer who now assists in the production of of pre-feasibility and feasibility studies using Mine 2-4D software;

•	Colin Hunter, BSC (Hons), Metallurgy, PhD Associate Consultant is an Associate with WAI who has 32 years minerals processing experience ranging

7

from laboratory test work and pilot plant operations through to plant commissioning, operations and trouble-shooting;

•	Phil King, ARSM, BSc, FIMMM is a Technical Director and Metallurgist with WAI and has over 25 years’ experience within the minerals industry in both process testwork and design for metallic and industrial minerals worldwide;

•	Chris Broadbent, BSc, PhD, CEng, FIMMM, is a Partner with Wardell Armb is a well-recognised authority on pyrometalurgical processing and the treatment and disposal of wastes from mining and metallurgical plants;

The Competent Person who has supervised the production of the MER is Dr Phil Newall who is Director of Minerals with WAI and a Geologist with over 25 years’ experience in the mining industry.

Yours faithfully
for and on behalf of
Wardell Armb International Ltd

P Newall

Director of Minerals

8

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

61-0928/MM567	Final V9.0	Page i
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

61-0928/MM567	Final V9.0	Page ii
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

61-0928/MM567	Final V9.0	Page iii
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

61-0928/MM567	Final V9.0	Page iv
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

61-0928/MM567	Final V9.0	Page v
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

61-0928/MM567	Final V9.0	Page vi
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

61-0928/MM567	Final V9.0	Page vii
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

61-0928/MM567	Final V9.0	Page viii
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

61-0928/MM567	Final V9.0	Page ix
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

61-0928/MM567	Final V9.0	Page x
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

EXECUTIVE SUMMARY

Wardell Armb International (‘WAI’) was commissioned by Kazakhgold (“Kazakhgold”) to prepare a Mineral Expert’s Report (MER) of their gold assets for the purposes of a potential reverse takeover of Polyus Gold.

Kazakhgold controls a significant portfolio of gold assets in Kazakhstan and Romania. These vary from mature mining operations through to grass-roots exploration terrain and are summarised below:

This MER does not describe the Jerooy exploration stage gold project located in Kyrgyzstan, as the Company does not currently hold the licence for this asset.

Production Mines

Northern Kazakhstan

•	Aksu Mine – underground and open pit;

•	Bestobe Mine – underground and open pit, and

•	Zholymbet Mine – underground and potential open pit.

Eastern Kazakhstan

•	Akzhal heap leach operation and surrounding exploration properties.

Romania

•	Baia Mare – tailings re-treatment facility and surrounding exploration properties.

61-0928/MM567	Final V9.0	Page 1
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Northern Kazakhstan Assets

General

These principally comprise the Aksu, Bestobe and Zholymbet operating mines as well as the exploration projects at Yuzhnoye (South) Karaul-Tyube, all located on the generally flat steppe of northern Kazakhstan.

The long history of mining in the region has meant that the mines and projects benefit from excellent infrastructure and communications.

Original activity in the district concentrated on the extraction of generally high gold grade, narrow quartz veins, principally worked by traditional underground means. At Bestobe and Zholymbet they tend to be steeply dipping, but at Aksu, both steep and shallow dipping structures occur. In addition, some wider “stockwork” type zones are also being extracted.

These veins are still the target of mining today with mining methods little changed from the past. Production from these veins is restricted by their size and the amount of ore that can be hoisted by shafts.

Therefore, in recent years, the Company has been aggressively exploring by drilling in the area of the existing underground mines to delineate extensive, near surface low grade gold deposits which are amenable to open pit mining, that often reflect the surface signature of the related underground mineralisation.

These shallow, large gold resources now form the principal asset of the Company. Open pits have been developed at Aksu and Bestobe, treating the oxide ores by heap leach technology, whilst the more sulphidic ores are treated by CIL. Similar plans are proposed for Zholymbet, although a large part of the main target, the Silicified Zone, is affected by the presence of local housing.

In addition, old cyanided tailings from previous operations now form another source of feed to the plants.

61-0928/MM567	Final V9.0	Page 2
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Mineral Resources

Taken together, the Company has a very large resource base, estimated and classified using a combination of the JORC Code (2004) and the Soviet resource classification system. For the purposes of the MER, only the JORC estimates will be discussed here.

Summary tables are presented for these works below, undertaken by WAI, which show a Measured + Indicated open pit mineral resource of some 3.12Moz with an additional 4.15Moz in Inferred category. From this, a Proven + Probable ore reserve of 2.30Moz has been defined.

WAI has also modelled a portion of the underground assets which show a Measured + Indicated mineral resource of some 1.18Moz with an additional 376koz in Inferred category. From this, a Proven + Probable ore reserve of 565koz was defined.

It should be noted that some of the deeper level mineralisation at Bestobe and Zholymbet, although classified under the Russian system as C2, does not in WAI’s opinion transfer to Inferred (and certainly not Indicated) and is therefore omitted from these estimations.

However, commonly, it would be reasonable to expect that the majority of Inferred mineral resources would upgrade to Indicated mineral resources with continued exploration. However, due to the uncertainty of Inferred mineral resources, it should not be assumed that such upgrading will always occur.

WAI is not aware, at the time of preparing this report, of any modifying factors such as environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant issues that may materially affect the Mineral Resource estimate herein; nor that the Mineral Resource estimate may be affected by mining, metallurgical, infrastructure or other relevant factors.

WAI has reviewed the Company exploration programme for 2011-2012 which commits to some US$30M for an infill drilling programme targeting the Inferred Resources related to the open pits at Aksu, Bestobe and Zholymbet.

61-0928/MM567	Final V9.0	Page 3
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

From review of the resource models, WAI believes that this drilling may generate a further 2.9Moz in Measured & Indicated, which with a transfer rate of approximately 70%, could provide an additional 2.2Moz of Ore reserves. This increase in reserves would have an impact on the future value of the assets.

61-0928/MM567	Final V9.0	Page 4
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

WAI Open Pit Mineral Resource Estimation (JORC 2004)
		Cut-		Measured				Indicated			Measured + Indicated					Inferred
Mine	Deposit	off	Tonnes				Tonnes				Tonnes				Tonnes
				Au g/t	Au kg	Au oz		Au g/t	Au kg	Au oz		Au g/t	Au kg	Au oz		Au g/t	Au kg	Au oz
		(g/t)	(kt)				(kt)				(kt)				(kt)
Aksu	Open Pits (Oxide)	0.3					759	1.43	1,084	34,852	759	1.43	1,084	34,852	1,213	1.89	2,293	73,720
	Open Pits (Sulphide)	0.4					20,781	1.95	40,504	1,302,240	20,781	1.95	40,504	1,302,240	14,188	2.03	28,773	925,060
Sub-totals							21,540	1.93	41,588	1,337,092	21,540	1.93	41,588	1,337,092	15,401	2.02	31,066	998,780

	Budenovskiy (Oxide)	0.3					343	2.61	896	28,818	343	2.61	896	28,818	345	1.78	614	19,754
	Budenovskiy (Sulphide)	0.4					2,445	5.29	12,941	416,067	2,445	5.29	12,941	416,067	7,298	4.67	34,106	1,096,529
Sub-totals							2,788	4.96	13,837	444,885	2,788	4.96	13,837	444,885	7,643	4.54	34,720	1,116,283

	Aksu Tailings	0	3,455	1.05	3,614	116,190	3,816	1.07	4,093	131,604	7,271	1.06	7,707	247,793	623	1.15	718	23,072

Bestobe	Open Pits (Oxide)	0.3					1,984	1.59	3,156	101,471	1,984	1.59	3,156	101,471	229	2.67	610	19,606
	Open Pits (Sulphide)	0.4					9,850	1.71	16,836	541,294	9,850	1.71	16,836	541,294	3,288	3.63	11,935	383,709
Sub-totals							11,834	1.69	19,992	642,765	11,834	1.69	19,992	642,765	3,517	3.57	12,545	403,315

	Bestobe Old Tailings	0	566	2.13	1,207	38,819	46	1.84	84	2,713	612	2.11	1,292	41,531	-	-	-	-
	Bestobe New Tailings	0					7,127	0.83	5,922	190,399	7,127	0.83	5,922	190,399	-	-	-	-

Zholymbet	Open Pits (Oxide)	0.3					139	2.53	351	11,272	139	2.53	351	11,272	4,442	2.35	10,440	335,665
	Open Pits (Sulphide)	0.4					355	5.41	1,920	61,715	355	5.41	1,920	61,715	11,822	3.07	36,349	1,168,635
Sub-totals							494	4.60	2,271	72,987	494	4.60	2,271	72,987	16,264	2.88	46,789	1,504,300

	Zholymbet Tailings	0					3,610	1.24	4,464	143,505	3,610	1.24	4,464	143,505	2,655	1.22	3,249	104,447

Totals			4,021	1.20	4,821	155,009	51,255	1.80	92,251	2,965,950	55,276	1.76	97,072	3,120,959	46,103	2.80	129,087	4,150,197
Note:
	1.	Mineral Resources are not Ore Reserves until they have demonstrated economic viability based on a Feasibility Study or Pre-Feasibility Study.
	2.	Mineral Resources are reported inclusive of Ore Reserves.
	3.	The contained Au metal represents estimated contained metal in the ground and has not been adjusted for mining recovery and losses, and for metallurgical recovery.

61-0928/MM567	Final V9.0	Page 5
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

WAI Open Pit Ore Reserve Estimation (JORC, 2004)
			Proven				Probable				Proven + Probable
Mine	Deposit	Tonnes				Tonnes				Tonnes
			Au g/t	Au kg	Au oz		Au g/t	Au kg	Au oz		Au g/t	Au kg	Au oz
		(kt)				(kt)				(kt)
Aksu	Open Pits (HL)					778	1.36	1,060	34,085	778	1.36	1,060	32,975
	Open Pits (CIL)					16,929	1.88	31,780	1,021,765	16,929	1.88	31,780	988,482
Sub-totals						17,707	1.85	32,841	1,055,850	17,707	1.85	32,841	1,055,850

	Budenovskiy (Oxide)					314	2.63	824	26,494	314	2.63	824	26,494
	Budenovskiy (Sulphide)					551	5.73	3,159	101,553	551	5.73	3,159	98,245
Sub-totals						864	4.61	3,983	123,876	864	4.61	3,983	123,876

	Aksu Tailings	3,386	1.05	3,542	113,866	3,740	1.07	4,011	128,972	7,126	1.06	7,553	242,838

Bestobe	Open Pits (HL)					2,037	1.52	3,088	99,267	2,037	1.52	3,088	99,267
	Open Pits (CIL)					8,371	1.71	14,282	459,190	8,371	1.71	14,282	444,233
Sub-totals						10,408	1.67	17,370	540,266	10,408	1.67	17,370	540,266

	Bestobe Old Tailings	554	2.13	1,183	38,043	45	1.84	83	2,658	599	2.11	1,266	40,701
	Bestobe New Tailings					6,984	0.83	5,804	186,591	6,984	0.83	5,804	186,591

Zholymbet	Zholymbet Tailings					3,538	1.24	4,374	140,635	3,538	1.24	4,374	140,635

Totals		3,940	1.20	4,725	151,909	43,287	1.58	68,465	2,201,210	47,227	1.55	73,190	2,300,461

61-0928/MM567	Final V9.0	Page 6
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

WAI Underground Resource Estimation (JORC, 2004)
			Measured				Indicated				Measured + Indicated				Inferred
Mine	Deposit	Tonnes				Tonnes	Au			Tonnes				Tonnes
			Au g/t	Au kg	Au oz			Au kg	Au oz		Au g/t	Au kg	Au oz		Au g/t	Au kg	Au oz
		(kt)				(kt)	g/t			(kt)				(kt)
Aksu	Quartz Hills	3,400	5.05	17,170	552,104	926	4.13	3,826	123,023	4,327	4.85	20,996	675,128	72	3.13	225	7,246

Bestobe	Dalnaya					1,414	3.98	5,626	180,900	1,414	3.98	5,626	180,900	647	4.24	2,744	88,226
	Ruslan					29	14.46	414	13,312	29	14.46	414	13,312	18	17.73	315	10,129
	Yuzhnaya-4					31	10.3	319	10,266	31	10.30	319	10,266	42	9.45	397	12,768

Zholymbet	Diorite Dyke					642	3.7	2,375	76,368	642	3.70	2,375	76,368	432	4.14	1,787	57,449
	September
	Vein - high					39	36.5	1,434	46,112	39	36.50	1,434	46,112	32	33.2	1,053	33,843
	grade
	September
	Vein - low					94	17.5	1,650	53,054	94	17.50	1,650	53,054	192	17.7	3,406	109,514
	grade
	Bolotovskaya
						16	37.13	603	19,378	16	37.13	603	19,378	17	51.84	897	28,857
	- high grade
	Bolotovskaya
						309	10.54	3,261	104,861	309	10.54	3,261	104,861	111	7.89	879	28,259
	- low grade

Totals		3,400	5.05	17,170	552,104	3,501	5.57	19,508	627,275	6,901	5.32	36,679	1,179,380	1,563	7.49	11,703	376,292

Note:
	1.	Mineral Resources are not Ore Reserves until they have demonstrated economic viability based on a Feasibility Study or Pre-Feasibility Study.
	2.	Mineral Resources are reported inclusive of Ore Reserves.
	3.	The contained Au metal represents estimated contained metal in the ground and has not been adjusted for mining recovery and losses, and for metallurgical recovery.

61-0928/MM567	Final V9.0	Page 7
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

WAI Underground Reserve Estimation (JORC, 2004)
			Proven				Probable				Proven + Probable
Mine	Deposit	Tonnes				Tonnes	Au			Tonnes
			Au g/t	Au kg	Au oz			Au kg	Au oz		Au g/t	Au kg	Au oz
		(kt)				(kt)	g/t			(kt)
Aksu	Quartz Hills	2,069	5.05	10,450	336,004	275	4.82	1,323	42,545	2,344	5.02	11,773	378,549

Bestobe	Dalnaya					635	2.85	1,809	58,168	635	2.85	1,809	58,168
	Ruslan					7	11.68	84	2,701	7	11.68	84	2,701
	Yuzhnaya-4					21	9.18	190	6,123	21	9.18	190	6,123

Zholymbet	Diorite Dyke					203	3.39	689	22,161	203	3.39	689	22,161
	Bolotovskaya Vein					333	9.08	3024	97,235	333	9.08	3,024	97,235

Totals		2,069	5.05	10,450	336,004	1,474	4.83	7,120	228,933	3,543	4.96	17,570	564,937

61-0928/MM567	Final V9.0	Page 8
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Mining Production

For open pit mining, the initial 10 to 20m depth below ground level are free-digging allowing the use of hydraulic excavators and ripping dozers to excavate the subsoil. Thereafter drilling and blasting is required to free the rock allowing subsequent extraction by hydraulic shovels and trucks. Standard adopted bench height is 5m, however this is reduced to 2.5m in complex ore zones (thin veins), or increased to 10m where practical.

Current excavators use 1.6m 3 (2yd3) bucket capacity this is planned to increase relative to production where bucket capacity of 5m3 (ore) and 8m3 (waste) are to be introduced. Material haulage to heap leach pads is undertaken with Belaz-7540 (30t) trucks, while larger 55t trucks will be introduced to handle the increased production.

Underground mining is carried out by either sub-level open stoping or overhand open stoping alternatively referred to as the flat panel method.

Both methods have a minimum mining width of 70cm and a maximum of 3m, and stope veins are exploited from as thin as 5cm. The thinner the veins the richer they are, and some thin veins run at grades of up to 600g/t Au. Dilution of the ore by the addition of adjacent waste rock is a dominating feature of this method of mining, and dilutions rise to 300% or 400%.

With regard to the Business Plan, for the underground, WAI has been careful to deplete reserves from only those areas which have JORC or GKZ approved status (those areas which WAI has not modelled, but are at a high level of GKZ confidence), although WAI has increased the dilution in narrow veins from the 30% quoted by the Company to 50%, and in sub-level open stoping from 10% to 20%. WAI also suggests using 5% loss instead of the 2% value used by the Company.

In addition, although the Zholymbet open pit material is currently at Inferred (due to insufficient drilling and possible housing issues), WAI is confident that these resources will upgrade to Indicated and above and thus will transfer to reserves. They have therefore been included in the WAI Production Plan.

61-0928/MM567	Final V9.0	Page 9
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Taking these revised estimates into account (mining costs although high have been accepted), as well as the certainty of reserve blocks, WAI has provided revised production scenarios for the next 10 years which we believe represent a more realistic and achievable plan.

WAI Production Estimate For Aksu, Bestobe & Zholymbet Combined
Mining zone	Unit	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total kg Au
Aksu u/g - ore	kt			100	340	500	580	640	690	750	780	800	800
Cont gold	kg			434	1731	2707	3184	3520	3835	4175	4311	4426	4419	32742
Aksu o/p - ore	kt			400	500	700	1000	1000	2500	4000	4200	4000	4000
Cont gold	kg			528	690	1099	1700	1720	4300	6880	6880	6600	6480	36877
Aksu tails - ore	kt			0	0	1800	2000	1800	1810	0	0	0	0
Cont gold	kg			0	0	1847	2062	1847	1857	0	0	0	0	7613
Total Aksu - ore	kt	232	590	500	840	3,000	3,580	3,440	5,000	4,750	4,980	4,800	4,800	35,690
cont gold	kg	807	1173	962	2,421	5,653	6,946	7,087	9,992	11,055	11,191	11,026	10,899	77,232

Bestobe u/g - ore	kt			180	250	300	300	300	300	300	300	330	330
Cont gold	kg			753	1030	1210	1274	1352	1290	1337	1351	1466	1471	12534
Bestobe o/p - ore	kt			200	600	600	600	600	600	2000	2000	2000	2000
Cont gold	kg			324	972	972	972	972	972	3040	3040	3060	3060	17384
Bestobe Tails - ore	kt			0	0	1950	1950	1950	1967	0	0	0	0
Cont gold	kg			0	0	1842	1842	1842	1858	0	0	0	0	7384
Bestobe total - ore	kt	270	546	380	850	2850	2850	2850	2867	2300	2300	2330	2330	21907
Cont gold	kg	923	1523	1077	2002	4024	4088	4166	4120	4377	4391	4526	4531	37302

Zholymbet u/g - ore	kt			300	330	390	460	450	467	200
Cont gold	kg			1183	1330	1766	2182	2285	2429	1157				12332
Zholymbet o/p - ore	kt			80	100	100	100	1500	3000	3000	3000	4000
Cont gold	kg			146	184	185	178	2850	6000	6000	6000	8000		29543
Zholymbet Tails - ore	kt			0	0	1900	1900	1900	439	0
Cont gold	kg			0	0	2333	2333	2333	529	0				7528
Total Zholymbet - ore	kt	261	308	380	430	2390	2460	3850	3906	3200	3000	4000		52210
Cont gold	kg	1279	1528	1329	1514	4284	4693	7468	8958	7157	6000	8000		49403

3 Mine total - ore	kt	763	1444	1,260	2,120	8,240	8,890	10,140	11,773	10,250	10,280	11.130	7,130	81,213
Cont gold	kg	3009	4224	3368	5937	13961	15727	18721	23,070	22,589	21,582	23,552	15,430	163,937

Comparisons
Company model - Au in ore	kg			5018	7862	17901	19382	23804	29185	30349	30904	29830	25929	220164

The Company business plan also uses both the tailings and waste dumps as plant feed during the project life. For the purposes of this study, WAI is satisfied that the tails provide the level of confidence required to be used, although the waste dumps have been excluded from our revised production forecasts.

Processing

The processing of Aksu ores by the cyanidation technologies of CIL and Heap Leaching commenced in 2005. The crushing and grinding sections of the old Aksu flotation plant were refurbished and a CIL Plant was constructed using equipment supplied by China Gold. The plant was rated at approximately 750ktpa. The Heap Leach operation was designed to

61-0928/MM567	Final V9.0	Page 10
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

process 500ktpa using conventional crushing, agglomeration, cyanide leaching and carbon adsorption/desorption technologies.

Production data provided by the Company for the Aksu CIP Plant in 2010 and 2009 showed an increase in tonnes treated from 182kt to 314kt, but with a reduced head grade of 3.84g/t to 2g/t Au. Overall recoveries were up from 60 to 79%. For the Heap Leach, production increased from 75kt to 170kt with an increased head grade from 0.95g/t to 1.1g/t Au, but with lower recovery rate of 42% compared to 53% in 2009.

Since start-up in 2005, the Aksu heap leach plant has treated 1.55Mt of ore at a head grade of 0.95g/t at a recovery of 33.7% .

The Aksu heap leach operation was not being operated during the WAI site visit in February 2011 due to the cold weather conditions and the lack of permitting. There are some 800,000 tonnes of ore on the heap leach stockpile which can be treated when the necessary permits are obtained.

Ore from Zholymbet is being processed using cyanidation technology. The newly constructed Zholymbet CIP plant commenced operations in August 2005 with a design production capacity of 500ktpa. The front end of the plant has also been modified to accept flotation tailings.

Production data provided by the Company for the Zholymbet CIP Plant in 2010 and 2009 showed an increase in tonnes treated from 241kt to 301kt, with an increased head grade of 3.36g/t to 3.59g/t Au. Overall recoveries were down from 81 to 77%.

The processing plant at Bestobe was built in 1932 and was still operating in 2011, treating underground ore using gravity and flotation technologies. Unlike the Aksu and Zholymbet deposits, a significant proportion of the gold at Bestobe is present as coarse grains that enable gravity recoveries of up to 50% to be achieved. The use of the Knelson concentrator had an important impact in terms of gold security.

Gold recovered from the gravity circuit is amalgamated to produce a final saleable product. A gold bearing flotation concentrate is also produced and sold to a smelter in Russia. Overall, recovery of gold to the two products is approximately 85-90%

61-0928/MM567	Final V9.0	Page 11
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Production data provided by the Company for the Bestobe Plant in 2010 and 2009 showed an increase in tonnes treated from 86kt to 142kt, with the same head grade of 6.7g/t and similar recoveries of 87% (cf 88% in 2009).

As with Zholymbet, the construction of a new CIP plant to treat flotation tailings was started in 2008 but no further progress has been made since that date. Site establishment and bulk earthworks have been completed. Foundations and building structure has been started and mill foundations have been installed.

For the Heap Leach, production increased from 221kt to 337kt with the same head grade (1.05g/t Au), but with lower recovery rate of 27% compared to 39% in 2009.

In 2008 the management of Kazakhgold began the construction of tailings retreatment plants at Bestobe and Zholymbet. As stated earlier, these projects were stopped due to either lack of funds or change of management strategy. WAI is not aware of any formal Study being undertaken to determine the Project feasibility.

Kazakgold give a 2010 process operating cost for Aksu plant at US$25 per tonne and US$10 per tonne for heap leach. These costs are higher than would be expected, predominantly due to low plant throughputs and the small scale of equipment (predominantly milling) used.

Environmental & Social

Each mine site includes abandoned open pits and waste dumps; several working or abandoned shafts with associated infrastructure; large tailings dams and adjacent dependent settlements.

The proposed development for the operations includes commencing new open pits; installation of new CIL plants: construction of Heap Leach Pads (HLP) for treatment of low grade ore and reprocessing of existing waste dumps and tailings; construction of new Tailings Management Facilities (TMF); extension of underground workings and backfilling old open pits with de-toxified waste.

In any other circumstances, the combination of these development activities on ‘virgin’ land would result in significant negative environmental impact. However the existing

61-0928/MM567	Final V9.0	Page 12
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

environmental and social conditions are already derogated to such an extent that any future development by a well structured operation would be unlikely to have a further negative effect. Indeed, if realised, the reworking and processing of waste dumps and tailings material in addition to utilisation of waste as backfill in open pits, has the potential to bring about an environmental gain. Furthermore, the continuation and expansion of work in the locality is also likely to generate positive socio-economic circumstances in the short and medium term.

Romaltyn

Romaltyn Exploration and Romaltyn Mining are both wholly owned subsidiaries of Romaltyn Ltd which, further to KazakhGold acquiring the Oxus Gold 50% holding is the wholly owned subsidiary of KazakhGold. Romaltyn Mining owns a 2.5Mtpa CIL Plant and tailings reserves and Romaltyn Exploration owns exploration territory with known gold resources.

The CIL plant located in Baia Mare will be supplied from tailings ore from the “Central Dam” from which it is planned to mine and reprocess material, as well as future ore from exploration for hard rock sources of gold in a 20km belt of epithermal mineralisation in Romaltyn Exploration tenements.

WAI has re-estimated Mineral Resources in accordance with the guidelines of the JORC Code (2004):

Baia Mare Central Dam Tailings Resource Estimate (WAI, 10/05/2011)
Ore Type			Tailings
Cut-Off Grade (g/t)			-
Measured	Tonnes (kt)		7,343
	Au (g/t)		0.48
	(Cyanide Extractable Grade)
	Metal	kg	3,543
		oz	113,909

From this resource, Ore Reserves have been estimated using 98% recovery and 0% dilution and are shown below:

61-0928/MM567	Final V9.0	Page 13
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Baia Mare Central Dam Tailings Reserve Estimate (WAI, 10/05/2011)
Ore Type			Tailings
Cut-Off Grade (g/t)			-
Proven	Tonnes (kt)		7,196
	Au (g/t)		0.48
	(Cyanide Extractable Grade)
	Metal	kg	3,472
		oz	111,631
		oz	111,631

The tailings retreatment plant at Romaltyn consists of the following elements:

•	Reclamation of tailings;

•	Milling and classification;

•	Leaching and CIP;

•	Slurry Detoxification;

•	Tailings disposal; and

•	Plant upgrade for open pit ore.

Permitting in Romania, in keeping with accession to the EU, have changed in order to fit with the EU directives. Air and Water baseline studies around the plant and the Aural tailings dam have been undertaken.

The Closure Plan was updated, taking into account the latest legal provisions along with newly revised costs, latest technology and any physical changes that have taken place since the original study.

Romaltyn has resorted to court action to achieve a timely resolution of the disagreements with the owners of the land underlying the Central and Meda dams and the pipeline routes.

Work has focused in 2010/11 on the environmental aspects of design and ongoing construction of the slurry and decant detox areas. All other aspects of the project have been reviewed and if fully funded it should be in production within 6-8 months.

For the Integrated Environmental Permit, Romaltyn has undertaken all the necessary steps, including conducting a public debate and provided access for ongoing site inspections by the Regional Environmental Agency inspectors. Romaltyn has also updated all relevant

61-0928/MM567	Final V9.0	Page 14
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

documentation, highlighting changes and as a result have submitted updated site reports, security reports and risk assessments.

WAI understand that the Regional Agency is currently drafting the Integrated Environmental permit (IEP).

In terms of exploration, the Alunis-Piatra Handal licence is known to host lead, zinc, gold and silver mineralisation as both vein and stockwork found close to the surface, in the oxide zone, the most important of which is the June 11 deposit with historical unaudited resources of approximately 100koz.

WAI has recently undertaken a modelling exercise for June 11. The grades in the final resource model were derived by Ordinary Kriging estimation method for all elements. A complete block model was built containing both the remaining in-situ material as well as previously mined material. An evaluation of this total is shown below reported to various cut-off grades for Au. The model is reported undepleted for existing workings.

June 11 Mineral Resource Estimate (Reported WAI, 11th May 2011)
(in accordance with the guidelines of the JORC Code (2004)
	Cut-Off Grade (g/t Au)		0.5	1.0	1.5	2.0
Inferred	Tonnage (kt)		3,176	2,355	1,576	1,060
	Au (g/t)		2.00	2.42	3.01	3.63
	Au	kg	6,352	5,698	4,744	3,846
		oz	204,208	183,196	152,535	123,655
		Ag (g/t)	19.49	21.50	25.33	28.28
	Ag	kg	61,896	50,623	39,925	29,964
		oz	1,990,010	1,627,570	1,283,628	963,353

Romaltyn have identified two main vein systems at, Hanău and Firizan in the northwest of the same licence area. This vein style mineralisation has been well explored by underground mining, but substantial near surface oxide resources have been identified by trenching and drilling, although further drilling is planned.

Unaudited resources estimates of 365kt at a grade of 2.05g/t Au and 10.09g/t Ag; and 245kt at a grade of 2.81g/t Au and 12.34g/t Ag have been established at ,Hanău and Firizan respectively.

61-0928/MM567	Final V9.0	Page 15
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The Sofia deposit is the most important in the Paprad licence and comprises more than 75 Au-Ag veins. Two adits have been resampled, a geochemical sampling programme has identified two anomalies and Romaltyn has a planned prospecting programme comprising diamond drill holes on a 100m spacing, covering the whole area of the Sofia structure on seven section lines oriented E-W. It includes 118 drill holes, amounting to 24,660m, including drill holes to investigate deeper mineralisation.

The Aurum target comprises two veins which have been investigated by limited trenching and drilling but requires further work.

Two main mineralised zones, Corneasca veins 1 and 2, have been identified in the Camarzana North Licence where trenching and drilling have outlined zones with an average grade of 4.5g/t Au and 10.4g/t Ag, over an average thickness of 2.2m. Geochemical sampling has produced anomalies possibly representing vein extensions and additional mineralised zones.

WAI considers the drilling, and sample preparation method and approach to have been undertaken to a good internationally accepted standard and has also reviewed the QA/QC procedures together with the results of blank and standard sampling and found them to be of an acceptable standard.

Mineral Resources have been estimated for assets held within the main licence areas for reference purposes only to illustrate the potential of the targets, and have not been approved by the Romanian NAMR; WAI and KazakhGold do not consider that these resources have been prepared in accordance with the guidelines of the JORC Code (2004).

Eastern Kazakhstan Assets

Two gold deposits, Akzhal and Kaskabulak, located south of the city of Semipalatinsk, comprise single linear type deposits and in clusters proximal to and within the 100km long Akzhal-Boko deep-seated fault.

The age and style of mineralisation comprises mid-Palaeozoic orogenic gold in quartz veins and silica-sericite-albite alteration. There is b structural control of the orebodies and

61-0928/MM567	Final V9.0	Page 16
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

association with igneous intrusive activity. Mineralisation consists of sulphides associated with gold, including pyrite, arsenopyrite, sphalerite and galena.

The assets held in eastern Kazakhstan comprise a mixture of state approved resources and resources that have been estimated, but not submitted. These resources have not been estimated in accordance with the guidelines of the JORC code (2004) and are therefore not included in this report.

The Akzhal deposit lies within a trianglular-shaped tectonic block with an area of 4km2 constrained by large east-west and north-west faults; all orebodies are spatially associated with the faults and most follow a northwest strike with dips towards the northeast. There are about 200 known quartz veins and five large mineralised breccia zones. Depth of oxidation of the orebodies from surface varies between 15 - 30m and there appears to be some supergene enrichment of gold at the base of oxidation where the upper saprolite zone changes into lower saprolite. Mineralisation is represented by sub-conformable laminated fractures.

Geological work focused on the Akzhal Deposit in Eastern Kazakhstan in 2007 where a total of 641m of air drilling and 1,983m3 of trenching was completed and delineated surface oxide resources suitable for heap leaching.

Historical exploration core holes intersected a mineralised zone at depths between 70-140m where intensively deformed and pyritised rocks with gold grades from 1-2g/t Au occur. However gold grades were found to be much higher in the northwest areas with gold grades up to 6.5g/t Au.

The heap leaching plant at the Akzhal deposit was designed for gold sorption from oxide ore. The operating procedure for the gold heap leaching plant design was developed by KAZMECHANOBR” in 2006. The final products of ore processing are heap leach tails and the

61-0928/MM567	Final V9.0	Page 17
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

ion-exchange resin saturated with gold, which is regenerated at the elution process plant for gold recovery in Ust-Kamenogorsk in the form of a commercial product (cathode deposit). The resin is regenerated for reuse in the heap leaching process.

The Kaskabulak deposit is divided into the northeastern block, composed of late Ordovician jasper and dolerite and the southwestern area comprising early to mid-Silurian lithologies including calciferous siltstones. Numerous sub-volcanic intrusions of quartz and quartz-feldspathic porphyries are located adjacent to the southwestern block. The central Kaskabulak zone strikes northwest and dips 45-60° towards the southwest. Small portions of Orebody No 1 within the main zone have previously been mined down to 10 to 15m depth.

There is a quartz stockwork zone which is perpendicular to the main zone and intersects it in the northern half.

Valuation

WAI has undertaken a DCF analysis of the KazakhGold assets based on Ore Reserves reported in accordance with the requirements of the JORC Code (2004).

A gold price of US$1,500 per troy ounce has been assumed in 2011, reducing to US$1,250/oz by 2014 and remaining at US$1,250/oz each year thereafter. These prices reflect the current high demand for gold combined with the continued b metal prices in the long term that most Analysts are predicting.

A 10% Discount Rate has been used throughout. The total valuation for the assets is summarised in the table below:

KazakhGold Assets Valuation (JORC Reserves Only)
Mine/Project	WAI Valuation (US$M)
Romaltyn Central Tailings Project	58.59
Aksu Underground Mine	60.40
Aksu Open Pit and Tailings	178.70
Bestobe Underground Mine	15.50
Bestobe Open Pit and Tailings	167.40
Zholymbet Underground Mine and Tailings	71.80
Total Kazakh Gold Assets	552.39

61-0928/MM567	Final V9.0	Page 18
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

CONSULTANTS AND INTERESTS

Wardell Armb International (“WAI”) is an internationally recognised, independent minerals industry consultancy. All consultants used in the preparation of this report are employed directly by WAI or are Associates of WAI and have relevant professional experience, including prior field experience of the geology and mineralisation of gold and polmetallic deposits in Kazakhstan and Romania.

Details of the principal consultants involved in the preparation of this document are as follows:

Phil Newall, BSc (ARSM), PhD (ACSM), CEng, FIMMM, Director of Minerals, Geology and Project Management

Phil is a Mining Geologist with over 25 years experience of providing consultancy services to minerals companies throughout the world, with particular specialisation in CIS, Europe, Central and West Africa, and China. He has developed an extensive portfolio of exploration and mining-related contracts, from project management through to technical audits of a large variety of metalliferous and industrial mineral deposits. In particular, Phil has recently managed the Kempirsai Pre-feasibility Study for Bekem Metals on a Ni laterite in Kazakhstan, ARICOM’s London CPR on their Fe assets in Russia, CPR for Kazakhaltyn for their London listing, PHM’s London MER report, a large technical Due Diligence for Kazakhmys and the Feasibility Study for Oriel Resources on their Shevchenko Ni project.

Mark Owen, BSc, MSc (MCSM), CGeol, FGS, EurGeol, Technical Director, Geology and Mineral Resources

Mark has over 27 years as a Mining Geologist, in both the metalliferous and industrial mineral mining sectors. He has considerable expertise of front line production mining, both in the underground and exploration environments, working on mines in the UK, Saudi Arabia and Venezuela. Throughout his experience he has had responsibility for technical teams addressing resource estimation, exploration planning and management, mining and process issues and environmental impact assessment. At WAI over the last 11 years, he has gained considerable experience of completing gold projects in Russia and the CIS, from scoping level through to full Bankable Feasibility Study and at the same time is fully conversant with the requirements of both the London and North American stock exchanges both acting as a Competent Person and author of numerous NI 43-101 reports.

61-0928/MM567	Final V9.0	Page 19
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Richard Ellis, MCSM, BSc, MSc, FGS; Senior Resource Geologist, Database & Resource Modelling

Richard is a Geologist with nearly 10 years operational experience within the industrial minerals sector in the UK. He has conducted reserve and resource reports for annual corporate financial reporting and has been responsible for pit optimisation, production scheduling, grade control and reconciliation. As a resource modelling geologist with WAI, Richard has worked on numerous resource modelling projects including the Koksay Cu-Mo porphyry deposits, Kazakhstan, the Bapy iron ore deposit, Kazakhstan and recently conducted resource auditing of the Mount Nimba, iron ore deposit, Guinea.

Owen Mihalop, BSc (Hons), MSc, MCSM, CEng, MIMMM, Technical Director, Mining Engineering and Financial Modelling

Owen is a chartered mining engineer with 15 years broad based experience in the mining and quarrying industries. He has gained experience in grass-roots exploration through to large scale open-pit and underground mining projects across Ireland, Bulgaria, Spain and Canada. He has worked as an operations manager in industrial mineral mining and quarrying operations in the UK and has gained considerable project management and financial evaluation experience through these roles.

David Chilcott, ACSM, CEng, FIMMM, Associate Mining Engineer

David is a mining engineer with some 45 years of experience in the management of producing underground mines and in consulting work, in Canada, Central Africa, Europe and Central Asia. His consulting work in Central Asia over the past 12 years has included deposits in Kyrgystan, Uzbekistan, Kazakhstan and Siberia.

Lewis Meyer, BEng, ACSM, MSc, MCSM, PhD, CEng, FIMMM, Principal Mining Engineer,

Geotechnics and Mine Design

Lewis is a Chartered Mining Engineer with 18 years experience in mining, underground civil construction and rock mechanics of surface and underground mining operations. The early part of his career was spent in production mining in the platinum mines of South Africa. On returning to the United Kingdom, he completed a MSc, before joining a civil engineering consultancy gaining experience in project and contract management of various tunneling projects in London. Following completion of a PhD in geomechanics, Lewis spent 6 years working as a consultant rock mechanics engineer specializing in underground excavation and support design, on mining projects located in South Africa, India, Bangladesh,

61-0928/MM567	Final V9.0	Page 20
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Kazakhstan, Indonesia and the UK. Since joining WAI in 2007, Lewis has specialised in open pit and underground mine design using Mine 2-4D software.

Jan Lewis, BEng, CEng, CEnv, CGeol, FIMMM, FGS, Director

Jan is a Chartered Engineer with 20 years’ experience in ground engineering, geological and environmental issues associated with the mining and property sectors. He is a Fellow of the Institute of Materials Minerals and Mining and will be President in 2011 and 2012. Typical mining and natural resource projects completed include exploration assessment, due diligence, competent person reporting and feasibility studies. Jan also has considerable experience of mine infrastructure including power and water.

Stuart Richardson, BEng, ACSM, GradMIMMM, Mining Engineer, Mine Design and Scheduling

Stuart is a mining engineer, graduating from Camborne School of Mines in 2006. He was employed as a student mining engineer by Deno Gold, Republic of Armenia, in 2005 gaining experience in metalliferous mining methodologies. He joined Wardell Armb in early 2007 as a Graduate Mining Engineer and has been involved in several projects, including the analysis of coal resources in Kentucky, USA. He has also gained experience in managing site works, acting as the Resident Engineer for a project at the Great Laxey Mine on the Isle of Man and as CQA Engineer for drilling works at Sutton Courtenay Landfill Site, Oxfordshire. In 2008, Stuart transferred to Wardell Armb International, working as a mining engineer and assisting in the production of a number of pre-feasibility and feasibility studies using Mine 2-4D software.

Daniil Lunev, DipEng (SPMI), PhD (SPMI) Mining Engineer, Mine Design and Scheduling

Daniil is a specialist in mining machinery. His skills include the following: optimisation of schemes of underground and land mining equipment; calculations of mining transport systems and estimation of efficiency and reliability of mining machinery. He is particularly experienced in belt conveyor system development, modernisation of construction, and resolving conveyor application problems. He has 5 patents related to belt conveyor innovation. His has recently been involved in the Bapy Fe Ore Project in Kazakhstan, which involved the review of a feasibility study, advising on mining operation and scheduling, and the Feasibility Study of the Akbakai gold project in the same country.

61-0928/MM567	Final V9.0	Page 21
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Philip King, BSc (Eng) Mineral Technology (Hons), Technical Director, Processing

Phil has 20 years minerals processing experience ranging from laboratory test work and pilot plant operations through to plant commissioning, operations and trouble-shooting. He has considerable experience in the technical and financial evaluation of many mining projects through the completion of both pre-feasibility and feasibility studies, and has been involved in process design and engineering studies, equipment selection, and capital and operating cost estimates. He has also participated in a number of multi-disciplinary projects throughout Central Asia, Africa and Europe involving base and precious metals, industrial minerals and coal. In particular, Phil has considerable experience of the metallurgy and extraction from gold ores.

Chris Broadbent, BSc, PhD, CEng, FIMMM, Partner, Wardell Armb, Pyrometallurgy

Chris is a well-recognised authority on pyrometalurgical processing and the treatment and disposal of wastes from mining and metallurgical plants. He has worked on R & D projects at universities as well as with ISP Ltd, RTZ Technical Services Ltd and Billiton (Shell) Research B.V. Whilst at Shell he chaired the Nickel Research Group and managed the FeNi R&D team. He has also published widely on the pysio-chemistry of nickel smelting slags. Since 1994, as head of the pollution group in Wardell Armb, he has become experienced in assessing the environment consequences of general industrial pollution and the use of environmental chemistry in contaminated land investigations. In the UK he works closely with the metallurgical industries, especially the ferrous foundry sector and was a member of the Environment Agency Working Parties revising Process Guidance to the Ferrous Foundry, non-ferrous metal and glass making sectors.

Neither WAI, its directors, employees nor company associates hold any securities in Kazakhgold, its subsidiaries or affiliates, nor have:

•	Any rights to subscribe for any Kazakhgold securities either now or in the future;

•	Any vested interest or any rights to subscribe to any interest in any properties or concessions, or in any adjacent properties and concessions held by Kazakhgold; and

•	Been promised or led to believe that any such rights would be granted to WAI.

61-0928/MM567	Final V9.0	Page 22
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The only commercial interest WAI has in relation to Kazakhgold is the right to charge professional fees to Kazzinc at normal commercial rates, plus normal overhead costs, for work carried out in connection with the investigations reported herein.

Disclaimer/Reliance on Experts

The observations, comments and results of technical analyses presented in these reports represent the opinion of WAI as of 15 May 2011 and are based on the work as stated in the report. While WAI is confident that the opinions presented are reasonable, a substantial amount of data has been accepted in good faith. Although WAI has visited all of the assets described in this report, WAI did not conduct any verification or quality control sampling. WAI cannot therefore accept any liability, either direct or consequential, for the validity of such information accepted in good faith.

61-0928/MM567	Final V9.0	Page 23
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

PART A: COMMON INTRODUCTORY SECTION

1	GENERAL INFORMATION

1.1	Introduction

Wardell Armb International (’WAI’) was commissioned by Kazakhgold (“Kazakhgold”) to prepare a Mineral Expert’s Report (MER) of the gold assets held by the Company in Kazakhstan and Romania.

To undertake this commission, WAI personnel undertook site visits to the various assets as follows (staff from WAI has visited many of the assets previously):

Kazakhstan

Aksu, Bestobe & Zholymbet

A team of WAI consultants visited the Northern Kazakhstan gold assets in March 2011. During the site visit the WAI team inspected current exploration, production and process activities, discussed many aspects of the project with Kazakhgold technical staff and collected sufficient data to complete the studies.

The team from WAI visiting the project comprised Phil Newall, Director of Minerals and Mining Geologist; David Chilcott, Associate and Mining Engineer; Phil King, Technical Director and Processing Engineer; Chris Broadbent, Director and Environment Engineer, and Jan Lewis, Director and Engineer. All the technical team are full time employees of WAI or Associates.

Akzhal

A small team of associates from our partner company, Kazakhstan Mineral Corporation (“KMC”) visited Akzhal in April 2011, following on from a WAI visit in 2009. During the site visit, the KMC team inspected current exploration, production and process activities, discussed many aspects of the project with Kazakhgold technical staff and collected sufficient data to complete the studies.

61-0928/MM567	Final V9.0	Page 24
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Romania

Mark Owen, Technical Director and Mining Geologist, visited Romania in early May 2011. During the site visit, he inspected current exploration, production and process activities, discussed many aspects of the project with Kazakhgold technical staff and collected sufficient data to complete the studies.

1.2	Study Strategy

The basic strategy for this MER has been to examine and report on the existing information available on the properties held globally by the Company, which includes geological, resources/reserves, mining and metallurgical data and basic economic parameters. During the visits, further information was gathered on infrastructure, equipment, costs, potential mining methods, permitting and environmental issues.

Locally-based and publicly available documentation was viewed by WAI and in addition, WAI held meetings with key staff at the project sites.

1.3	Summary of Assets

1.3.1	Licences

Aksu, Bestobe and Zholymbet

A summary of the assets is provided in Table 1.1 below.

61-0928/MM567	Final V9.0	Page 25
June 2011

Back to Contents1

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 1.1: Summary of Assets
					Licence
Asset	Contract No	Holder	Interest	Status	Number and Validity of Licence for Subsoil Use	Area (km2)	Comment
Aksu	No 145	Kazakhaltyn		Mining	MG No 724D 20/03/2016	8.3	depth 350m
Bestobe		Kazakhaltyn		Mining	MG No 723D 20/03/2016	4.36	depth 880m
Zholymbet		Kazakhaltyn		Mining	MG No 725D 20/03/2016	4.1	depth 1200 m for Central and 450 for South
Akzhal	No 77	Kazakhaltyn		Mining	MG No 489 07/07/2016	11.36	depth 300m
Kaskabulak	No 2526	Kazakhaltyn		Exploration	Expires 2012*	491
Yuzhnoye (South) Karaul-Tyube	No 2527	Kazakhaltyn		Exploration	Expires 2012*	9.3
* Subject to positive exploration results these licences may be extended an extra 2 years

61-0928/MM567	Final V9.0	Page 26
June 2011

Back to Contents1

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Romaltyn

The Mining Licence No. 1 for the tenement of the Central Flotation Decant Dam, was transferred to Romaltyn Mining from the former company, Transgold, and its validity was extended until 08.07.2012 (under the NAMR Order No. 101, 25.06.2007, Additional document no. 5/25.06.2007) . The original year of issue of this licence was 1998, and according to legislation can be extended up to a 20 year period from initial issue, hence until year 2018. This licence is currently under review for renewal, which is linked to the start-up of production.

The licence covers an area of 0.48km 2, the co-ordinates of which are given in Table 1.2 below.

Table 1.2: Licence Co-ordinates of the Central Tailings Dam
Point	Easting	Northing
1	684654.863	397083.353
2	684733.461	397308.383
3	684740.971	397508.901
4	684637.407	397805.292
5	684567.673	397732.401
6	684113.177	397835.428
7	684070.368	397295.104
8	684124.000	397106.000
9	684385.000	396899.000

Romaltyn Exploration is currently assessing prospecting and exploration works in three tenements, the total area of which is 45.966km², in the Baia Mare region of northern Romania,. All the exploration works are currently conducted by Romaltyn Exploration. All of the licences are located within the Neogene Baia Mare–Oaş igneous belt of the Carpathinan Mountain

In March 2009, the National Agency for Mineral Resources (NAMR) approved the issue of three new licences, after the expiry of licences for tenements held by Romaltyn Mining.

1.3.2	Exploration Licences (Hard Rock)

The status of the prospecting licences for Romaltyn Exploration is given in Table 1.3 below:

61-0928/MM567	Final V9.0	Page 27
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 1.3: Romaltyn Exploration Licences (as at 2011)
Licence	Tenement	Valid from	Valid until	Area (km²)
11795	Camarzana North	24.03.2009	24.03.2014	26.696
11796	Alunis-Piatra Handal	24.03.2009	24.03.2014	18.040
11797	Poprad	24.03.2009	24.03.2014	1.230
TOTAL				45.966

1.3.3	Mineral Resources & Ore Reserves

As of 15 May 2011, those Mineral Resources estimated in accordance with the guidelines of the JORC Code (2004) held by Kazakhgold in Kazakhstan and Romania are provided in Table 1.4, whilst Ore Reserves derived from these are given in Table 1.5 below.

61-0928/MM567	Final V9.0	Page 28
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 1.4: Kazakhgold Mineral Resources
(In Accordance with the Guidelines of the JORC Code (2004)
		Cut-Off	Tonnes	Gold (Au)		Silver (Au)
Deposit	Resources	Grade	(Mt)	Grdae (g/t) Metal Content (oz)		Grdae	Metal Content
		(g/t)				(g/t)	(oz)
	Measured	0.3 and 0.4	3.46	1.05	116,190	-	-
	Indicated		28.14	1.00	1,513,581	-	-

Aksu Open Pit	Measured+Indicated		31.60	1.01	1,629,771	-	-

	Inferred		23.67	1.00	2,138,135	-	-
	Total		55.27	1.00	3,767,906	-	-
	Measured	-	3.40	5.05	552,104	-	-
	Indicated		0.93	4.13	123,023	-	-
Aksu Underground	Measured+Indicated		4.33	4.85	675,127	-	-
	Inferred		72.00	3.13	7,246	-	-
	Total		76.33	3.23	682,373	-	-
Aksu Combined Total		-	131.59	2.29	4,450,279	-	-
	Measured	0.3 and 0.4	0.57	2.13	38,819	-	-
	Indicated		19.01	1.00	835,877	-	-

Bestobe Open Pit	Measured+Indicated		19.57	1.03	874,696	-	-

	Inferred		3.52	3.57	403,315	-	-
	Total		23.09	1.42	1,278,011	-	-
	Measured	-	-	-	-	-	-
	Indicated		1.47	1.02	204,478	-	-
Bestobe Underground	Measured+Indicated		1.47	1.02	204,478	-	-
	Inferred		0.71	3.57	111,124	-	-
	Total		2.18	1.85	315,602	-	-
Bestobe Combined Total		-	25.27	1.46	1,593,613	-	-
	Measured		-	-	-	-	-
	Indicated		4.10	1.00	216,492	-	-
		0.3 and 0.4
Zholymbet Open Pit	Measured+Indicated		4.10	1.00	216,492	-	-

	Inferred		18.92	1.00	1,608,747	-	-
	Total		23.02	1.00	1,825,239	-	-
	Measured		-	-	-	-	-
	Indicated	-	1.10	1.09	299,773	-	-
Zholymbet Underground	Measured+Indicated		1.10	1.09	299,773	-	-
	Inferred		0.78	1.14	257,922	-	-
	Total		1.88	1.11	557,695	-	-
Zholymbet Combined Total		-	24.91	1.01	2,382,934	-	-
	Measured	-	7.34	0.48	113,909	-	-
	Indicated		-	-	-	-	-
Baia Mare Central Dam
	Measured+Indicated		7.34	0.48	113,909	-	-
Tailing
	Inferred		-	-	-	-	-
	Total		7.34	0.48	113,909	-	-
	Measured		-	-	-	-	-
	Indicated	0.5	-	-	-	-	-
June 11	Measured+Indicated		-	-	-	-	-
	Inferred		3.18	2.00	204,208	19.49	1,990,010
	Total		3.18	2.00	204,208	19.49	1,990,010
Baia Mare Combined Total		-	10.52	0.94	318,117	19.49	1,990,010
	TOTAL		192.29	1.94	8,744,943.00	19.49	1,990,010

61-0928/MM567	Final V9.0	Page 29
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 1.5: Kazakhgold Ore Reserve
(In Accordance with the Guidelines of the JORC Code (2004)
			Gold (Au)
Deposit	Reserves	Ore (Mt)	Grade	Metal Content
			(g/t)	(oz)
	Proven	3.39	1.05	113,866
Aksu Open Pit	Probable	22.31	1.83	10,508,757
	Total	25.70	1.73	10,622,623
	Proven	2.07	5.05	336,004
Aksu Underground	Probable	0.28	4.82	42,545
	Total	2.34	5.02	378,549
Aksu Combined		28.04	2.00	11,001,172
	Proven	0.55	2.13	38,043
Bestobe Open Pit	Probable	17.44	1.34	747,706
	Total	17.99	1.36	785,749
	Proven	-	-	-
Bestobe	Probable	0.66	3.14	66,992
Underground
	Total	0.66	3.14	66,992
Bestobe Combined		18.65	1.43	852,741
	Proven	-	-	-
Zholymbet Open Pit	Probable	3.54	1.24	3,538
	Total	3.54	1.24	3,538
	Proven	-	-	-
Zholymbet	Probable	0.54	6.93	119,396
Underground
	Total	0.54	6.93	119,396
Zholymbet Combined		4.07	1.99	122,934
Baia Mare Tailings	Proven	7.20	0.48	111,631
	Probable	-	-	-
Baia Mare Total		7.20	0.48	111,631
TOTAL		57.97	1.63	12,088,478

61-0928/MM567	Final V9.0	Page 30
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

PART B: MINERAL ASSETS IN NORTHERN KAZAKHSTAN

2	BACKGROUND

2.1	Location and Access

The three deposits for which Ore Reserve estimates have been derived, (Aksu, Zholymbet and Bestobe) are all located in the Akmolinskaya Oblast region of the Republic of Kazakhstan, as shown in Figure 2.1 below. The Aksu deposit includes the Quartz Hills resource.

Figure 2.1: Location of Akmolinskaya Oblast Region, Northern Kazakhstan

The mines all lie on the relatively flat ‘steppe’ country of Northern Kazakhstan with generally low elevations (See Figure 2.2 and Figure 2.3 below).

The countryside is typified by very flat prairies with minor undulations and occasional hills of some 10 to 20m above the surrounding land. Typically much of the land is under cultivation for a variety of crops, but during the winter period harsh weather conditions make cultivation almost impossible.

61-0928/MM567	Final V9.0	Page 31
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 2.2: Kazakhstan – Relief and Main Transportation Routes

Figure 2.3: Location of all the Mine Sites and Central Offices of Kazakhgold

61-0928/MM567	Final V9.0	Page 32
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

2.1.1	Aksu

Aksu mine, including the adjacent Quartz Hills mine, is situated in the Akmolinskaya Oblast region of northern Kazakhstan some 180km southeast of Kokshetau and 18km north of the city of Stepnogorsk, to which it is linked by metalled road and railroad. Kazakhgold has a regional office based in Stepnogorsk, which is some 170km north-northeast of Astana. The city of Stepnogorsk has a population approaching 63,000 and appears relatively modern. There is also an airstrip, but it is not in use for scheduled flights.

The deposit is found on the main undulating plain at an average height of 350m.

2.1.2	Zholymbet

The Zholymbet mine lies some 100km to the south of Stepnogorsk and is accessed by a combination of metalled roads that are in fair condition, except for a small section of approximately 5km which is heavily pot holed. The small town surrounding the mine has been built-up purely as a consequence of the mine and is completely reliant on it for its prosperity. The deposit lies on a gently rolling plain of low relief at an elevation of between 280 and 378masl. The plain is dissected by the valley of the Ashilyayryk River to the northeast (which provides the main source of un-potable water to the process plant).

The closest rail-link is at Shortandy at a distance of 60km west of the mine. This region is one of the most important grain producing centres of Kazakhstan. Power to the mine is supplied from the Celinenergo net. For local heating, the company uses coal, which is transported to Zholymbet from Karaganda.

2.1.3	Bestobe

The Bestobe mine is situated approximately 80km to the northeast of Stepnogorsk, 100km east of Aksu and 220km northeast of Astana, again accessed by a combination of metalled and gravel roads that are in fair condition.

The town of Bestobe only possesses the requisite infrastructure to support the mines and the nearest railway station is at Stepnogorsk.

61-0928/MM567	Final V9.0	Page 33
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

2.2	Climate

The climate is extreme continental, characterised by a long severe winter and a short, hot summer. The average precipitation is less than 300mm. Temperatures can vary from -30°C in January to +30°C in July. The wind direction is continuously in a predominantly southwesterly to westerly direction at an average speed of between 6 and 20m/s.

2.3	Hydrology

2.3.1	Aksu

The mineralisation at the Aksu deposit is characterised by fracturing and faults within the Early Paleozoic sedimentary and metamorphic rocks. Fracturing extends to between 60 and 70m below ground level; although in areas close to faulting, fractures can extend to a depth of 100m. Waters in the region are acidic.

Water inflow to the underground workings at Aksu is given as:

•	Oktyabrskaya II (Shafts 38, 38-bis and 40) = 150m3 /hr; and

•	Budennovskaya (Shafts 39 and 41) = 180m3 /hr.

Additional water is derived from a reservoir on the Aksu River, some 4km away; in 2004 a volume of 376,976m3 was extracted for use at the mine site.

2.3.2	Zholymbet

Meteoric water percolates underground via the disused Diorite dyke stockwork open pit (to a depth of 115m), but remains relatively insignificant down to the 430m level (in the range of 20-30m3/hr). A more significant water make is then encountered from the northern zone at the 430m level (50-70m3/hr) and deeper (460-480m) in the Central zone (20-40m3/hr). Total water make on 430m level to “Central” Shaft is approximately 80-120m3/hr on average through the year.

Underground waters are mineralised, but are not acidic, pH 8-9. Considerable seasonal variation has been recorded.

61-0928/MM567	Final V9.0	Page 34
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Water is also sourced from the nearby Ashily River, some 2km from the plant, and in 2004 a total of 264,983m3 was extracted as opposed to 980,370m3 that was pumped from the underground mine.

2.3.3	Bestobe

The only watercourse in the area is the Seleta River, which lies approximately 8-10km to the southeast of the mine. This water flow in the river is extremely variable with water discharge in the range of 33-55l/sec. In 2004, a total of 27,560m3 was extracted for use at the mine, however almost 400,000m3 was derived from mine recirculation.

2.4	Vegetation

The vegetation of the uncultivated steppe plains typically consists of meadow grasses, with localised areas of birch and aspen.

2.5	Current Situation

Information has been provided by Kazakhgold on production data from the recently commissioned plants at Aksu and Zholymbet. However, open pit operations have currently ceased at Aksu and Bestobe with a resultant cessation of production from the heap leach pads.

Brief details of the present situation at the three mines are provided below.

2.5.1	Aksu

The Aksu mine consists of a number of open pits and extensive underground vein mining. There are three underground mining sections:

•	The Quartz Hills zone consisting of Orebody No.1 and No.4, which has been accessed by Capitalnaya (Capital) and Flangovaya Shafts;

•	The Central and Budenovskaya orebodies, which are accessed through the shallow shafts No.39 and No.41. Additionally preliminary underground exploration has investigated the Vera orebody; and

61-0928/MM567	Final V9.0	Page 35
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

•	The Northern zone, consisting of the October orebodies, which are accessed via Shafts No.38 and No.40.

In addition, previous production has come from the Kariernaya open pit, but at the time of the visit, activities here were halted.

The processing of Aksu ores by the cyanidation technologies of CIL and Heap Leaching commenced in 2005. The crushing and grinding sections of the old Aksu flotation plant were refurbished and a CIL Plant was constructed using equipment supplied by China Gold. The plant was rated at approximately 750,000tpa. The Heap Leach operation was designed to process 500,000tpa using conventional crushing, agglomeration, cyanide leaching and carbon adsorption/desorption technologies.

Production data provided by the Company for the Aksu CIP Plant in 2010 and 2009 showed an increase in tonnes treated from 182kt to 314kt, but with a reduced head grade of 3.84g/t to 2g/t Au. Overall recoveries were up from 60 to 79%. For the Heap Leach, production increased from 75kt to 170kt with an increased head grade from 0.95g/t to 1.1g/t Au, but with lower recovery rate of 42% compared to 53% in 2009.

Since start-up in 2005, the Aksu heap leach plant has treated 1.55Mt of ore at a head grade of 0.95g/t at a recovery of 33.7% .

The Aksu heap leach operation was not being operated during the WAI site visit in February 2011 due to the cold weather conditions and the lack of permitting. There are some 800,000 tonnes of ore on the heap leach stockpile which can be treated when the necessary permits are obtained.

2.5.2	Bestobe

The existing underground mine at Bestobe consists of shafts systems and development for the ongoing exploitation of four main mining zones:

•	The Western (Zapadnaya) zone, centred on the Novaya and Capital shafts;

•	The No. 2 shaft zone (upper central);

•	The No. 50 shaft zone (lower central); and

61-0928/MM567	Final V9.0	Page 36
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

•	The Dalnaya zone.

The three veins presently being mined in the western zone are Ruslan, Yuzhnaya-4 and Yuzhnaya-9. Some veins are also being mined in the Central zone served by shafts 2 and 50.

The open pit mine is currently on hold (orebodies 1008, 1009 and 1022).

Ore from Zholymbet is being processed using cyanidation technology. The newly constructed Zholymbet CIP plant commenced operations in August 2005 with a design production capacity of 500,000tpa. The front end of the plant has also been modified to accept flotation tailings.

Production data provided by the Company for the Zholymbet CIP Plant in 2010 and 2009 showed an increase in tonnes treated from 241kt to 301kt, with an increased head grade of 3.36g/t to 3.59g/t Au. Overall recoveries were down from 81 to 77%.

2.5.3	Zholymbet

At Zholymbet, mining is ongoing in two main zones:

•	The Diorite Dyke in the upper zone; and

•	The Deep Horizons of the lower ore zone (including the September, Fevral, No. 122 & 133 and Bolatovskaya veins).

The company has also explored and evaluated a number of lower grade, shallow veins in the central part of the license area to the west of the underground mine, including Area 5, the Central zone and the Quartzy zone, and these have been scheduled to be exploited by open pit.

The processing plant at Bestobe was built in 1932 and was still operating in 2011, treating underground ore using gravity and flotation technologies. Unlike the Aksu and Zholymbet deposits, a significant proportion of the gold at Bestobe is present as coarse grains that enable gravity recoveries of up to 50% to be achieved.

61-0928/MM567	Final V9.0	Page 37
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Gold recovered from the gravity circuit is amalgamated to produce a final saleable product. A gold bearing flotation concentrate is also produced and sold to a smelter in Russia. Overall, recovery of gold to the two products is approximately 85-90%

Production data provided by the Company for the Bestobe Plant in 2010 and 2009 showed an increase in tonnes treated from 86kt to 142kt, with the same head grade of 6.7g/t and similar recoveries of 87% (cf 88% in 2009).

As with Zholymbet, the construction of a new CIP plant to treat flotation tailings was started in 2008 but no further progress has been made since that date. Site establishment and bulk earthworks have been completed. Foundations and building structure has been started and mill foundations have been installed.

For the Heap Leach, production increased from 221kt to 337kt with the same head grade (1.05g/t Au), but with lower recovery rate of 27% compared to 39% in 2009.

In 2008 the management of Kazakhgold began the construction of tailings retreatment plants at Bestobe and Zholymbet. These projects were stopped due to either lack of funds or change of management strategy. WAI is not aware of any formal Study being undertaken to determine the Project feasibility.

61-0928/MM567	Final V9.0	Page 38
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

3	GEOLOGY AND MINERALISATION

3.1	Geology and Mineralisation of Northern Kazakhstan

Gold deposits are genetically and spatially related to granite-like rocks. The larger deposits of gold are related to intrusions, which are characterized by multi-stage, complex activity (intrusion formation made up of various structures and ages, with small intrusions and dykes lying inside them). Simple structured intrusions usually contain only minor gold mineralisation. The amount of contained gold in any deposit depends on the intensity of Caledonian intrusive activity as the Variscian metallogeny is not well developed.

The majority of gold deposits consist of quartz-vein and stockwork type mineralization, and all are found in effusive-sedimentary Ordovician masses.

However, structure is fundamentally the most important factor in gold deposit formation. Gold deposits are formed in clusters within the most complex structures, where tectonic activity has formed large and deep breaks/faults, schistosity zones, and areas of faulting tectonics of pre-intrusion and ore stages. Gold deposits are chiefly situated close to prominent horst and graben structures, among the pre-Cambrian and Palaeozoic basement.

The main gold deposits can be separated into two groups:

Quartz-Vein Group:

•	Quartz veins (Stepnyak, Aksu, Bestobe, Zholymbet, Akbeit, Bailyusty, etc.);

•	Stockwork deposits (Quartzite Hills of Aksu deposit, gold diorites of Zholymbet and Danilovskoye deposits).

Metasomatic Group:

•	Disseminated ores inside diorites and quartz zones (quartz zone at the Zholymbet deposit stockwork);

•	Quartz-barium sulfate lenses (Ushbulak, Bilyuy-Hodzha); and

•	Gold-skarn deposits (Yeshke-Ulmes, Baksy, etc).

61-0928/MM567	Final V9.0	Page 39
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

3.2	Geology of Aksu Deposit

3.2.1	Regional Setting

Within the metallogenic province of northern Kazakhstan, gold deposits such as Bestobe, Zholymbet and Stepnyak are located along the trend of deep seated lineaments orientated within the Stepnyak and Selentinsky synclines, which are composed mainly of Ordovician sediments.

Aksu zone itself is located on the east side of the Aksu-Domralin and Aksu-Zholymbet synclinal zones, which can be traced for several hundred kilometres. On a regional scale it would appear that all of the large-scale gold deposits are located at the intersection between major northeast-southwest and conjugate trending fault zones and north-south trending deep-seated lineaments. Aksu and Quartzite Hills deposits are situated at the intersection of such cross faults, namely, Celinograd, Atanasor and the main northeast trending deep lineament. These mineralised centres are often associated with small intrusive bodies of upper Ordovician and Silurian age, which together with the contact rocks often play host to the main mineralisation.

Figure 3.1 shows the regional geology of the Aksu area.

3.2.2	Mineralisation

The majority of deposits and ore-exposures of the North-Kazakhstan auriferous province are situated within the limits of the Selety-Stepnyak folded area. There are 7 types of gold mineralization present within its limits, which include:

•	Sulphur with gold, Upper-Ordovician and Pre-Krykkuduk;

•	Low-normal sulphur gold-quartz, late Ordovician;

•	Low-normal sulphur gold-quartz, Silurian;

•	Low-normal quartz with gold, Silurian;

•	Sulpho-arsenide-carbonate with gold, Upper Devonian;

•	Barium-sulphur-pollymetallic gold - silver, late Devonian; and

•	Barium-sulphur- mercury-antimony with gold, post Devonian.

61-0928/MM567	Final V9.0	Page 40
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

14000
13000
12000
13000
11000
10000
11000
12000
Erkibedayskaya Formation
Middle unit: sandstones, alevrolites, argillites, conglomerates, gravelites.
Middle unit: limestones, carbonates alevrolites, sandstones, carbona alevrolites; at the base: greywacke sandstones, rare - gravels and conglomerates.
Aksuiskaya Formation
Alevro-sandstones, sandstones, alevrolites, carbona-silicitic shists, limestones, conglomerates, basaltic tuffs, tuffites, tuffo-sandstones, basaltic and andesitic porfirites, tuffs, tuffosanstones, tuffoalevrolites, tuffoconglomerates.
Metasomatic intrusions and migmatites on the Ordovican sediments (granodiorites, diorites, leikokritic gabbro-norites)
Intrusives: gabbro and gabbro-norites, gabbro-diabases, diabases, granites and granodiorites
Faults
Gold ore bodies exposure at the surface
Shafts
Mining license areas:
Main ore zones:

Figure 3.1: Regional Geological Setting of the Aksu Mine

61-0928/MM567	Final V9.0	Page 41
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The major deposits of gold are found within:

•	Late-Ordovician low-normal-sulphur gold-quartz; and

•	Sillurian low-normal-sulphur gold-quartz.

3.2.2.1 Ore Types

Within the Aksu-Seletin region the most widespread deposits are of late Ordovician age, (Post-Krykkuduk) low-normal-sulphur type with the following phases:

1.	mineralised skarn - Aksu;

2.	ore veins (Quartz) - Aksu, Sazy, Taskul, Stepnogorskoe; and

3.	mineralised hydrothermally altered rocks (sulphides) - Quartzite Hills deposit, ore- exposures Bolshaya Griva, Shirotnaya Zone.

Mineralisation within the Aksu ore field is hosted within Cambrian and Ordovician volcanogenic and sedimentary rocks and associated with intrusive rocks of Upper-Cambrian (gabbro and gabbro diabase dykes and rod-like bodies), Middle (gabbro-diorites) and Upper-Ordovician (rod-like granodiorites) age.

The Aksu deposit is within the central zone of the Aksu ore field and is characterised by Stepnyak type intrusions that are likely to be late stage intrusions which bisect the axis of the relatively tightly folded Aksu anticline.

Intrusions of the Stepnyak type of the Upper Ordovician complex are either small (50 x 100m) or very large (2.2 x 5km). The largest of them are located in the north-eastern part of the ore field, where they form 3 separate massifs (North-Aksu, Central and South Aksu)

The auriferous quartz veins are found within the intrusive rocks and only rarely within the contact aureoles. Additionally this mineralization is characterised by close structural relationships with first and second stage intrusive dykes, represented by veins following the contact surface against the dykes. During early prospecting works around 200 auriferous quartz veins were identified, 110 of which are included into the current reserves.

61-0928/MM567	Final V9.0	Page 42
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The quartz veins often have a strike length of between 100 and 150m with a few reaching to between 300 and 600m. The thickness varies between 0.5 to 0.7m, averaging 0.2m. Veins generally dip from 47 to 87°, rarely they are flat 10 to 30° as seen around Shaft 38#. Most of the veins plunge at between 10° and 30°.

The composition of the veins is predominantly quartz, tourmaline and sericite with a little carbonaceous material. Less than 5% of the vein is made up of pyrite, chalcopyrite and galena and sphalerite. Distribution of ore minerals in the veins is extremely non-uniform, being in the form of clusters; bunches or streaks along the length of the vein or the contact with the vein margins.

Three stages of mineral paragensis can be recognised:

•	Significant quartz with carbonate and first generation pyrite;

•	Quartz-carbon-sulphides with gold deposited in two stages; and

•	Post ore quartz-pyrite.

It has been noted around Shaft No.38# that the ore contains a significant quantity of bismuth and tellurides together with arsenic, silver and stibnite. In contrast in the vicinity of Shaft No.17#, arsenic and stibnite is significantly reduced with a corresponding reduction in gold grade.

Typically, the veins have an overall northeast strike and a southeast plunge, with only some of them striking northwest and plunging to the southwest. Auriferous veins, excluding the Yanvarskaya and Belaya, are not laterally extensive (120 to 150m) and from only several centimetres up to 0.30m wide, the average being between 0.10m and 0.20m.

3.2.2.2 Spatial Distribution of the Quartz-Gold Veins

Within the Asku deposit the quartz-gold veins are directly related to intrusions of Stepnyak type and their contact zones. The quartz vein swarms have been grouped into 6 separate areas. These are as follows:

•	Western;

•	Budennovskaya;

61-0928/MM567	Final V9.0	Page 43
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

•	Staratelskiy;

•	Central;

•	Oktyabrskaya I and II; and

•	Stalinskaya.

3.2.2.3 Western Zone (Shaft No.17# area)

This zone is situated inside the Western part of South-Aksu diorite massif, 2km to the northeast from Quartzite Hills deposit. The zone is characterized by intrusive rocks of the Stepnyak type and sometimes by sedimentary rocks of Cambrian and Ordovician age

Intrusions (of three ages) consist of early gabbro and gabbro-diorites, late quartz diorites and finally plagio-granites of Upper-Ordovician age. Host rocks have been altered into hornfels and amphibolites at their contact with intrusions.

The western part of the gabbro-diorite massif, which hosts the gold quartz veins is bounded by deep seated faults in the west and in the southeast respectively. Inside this block, some 25 quartz veins striking approximately north-south and east-west are located. Veins have dips of 30 to 70° and strike lengths from 50m (veins Gavrilova, Suhaya, etc.) to between 400 and 500m (veins Yanvarskaya and Fevralskaya), with thickness of no more than 0.05m to 0.50m. Gold content varies from several grammes to several hundreds of grammes per tonne. Of the veins identified, 8 veins are included in the KA statement of reserves and resources.

These veins are Yanvarskaya, Fevralskaya, Poperechnaya, Udarnaya 1, Sluchaynaya, Gavrilova, West, Electricheskaya 2.

Yanvarskaya vein is one of the largest veins inside the ore field. It strikes in a northwest direction (290 to 300°) and dips to the southwest at 50 to 55°; its grade varies from several g/t to 600g/t. The vein has been exposed over a strike of 320m; underground workings exist down to 165m and drilling has intersected the vein to a depth of between 180 and 210m. It is worked out from Shaft No.1# to the 42m level, and it is worked from Shaft No.17# to the 125m and partially on the 165m level. Currently cross-cut and drifts have been driven from Shaft No.17 on the 165m level. The vein stretches for 415m at this elevation.

61-0928/MM567	Final V9.0	Page 44
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Morphology of the veins is relatively simple. However, the presence of small apophyses, branches and minor faulting (throw not more than 2m) of the veins, complicates its structure. It is connected to a spessartite dykes along its strike. According to exploitation and prospecting the intensity of mineralization increases with depth as can be seen in Table 3.1 below.

Table 3.1: Average Gold Content and Thickness of Veins With Depth
Prospecting	Strike length	Thickness	Mean amount of gold contained
levels	(m)	(m)	per each level (g/t)
40-50	290	0.06	32.7
75	153	0.13	71.6
125	281	0.15	73.6
165	415	0.22	78.9

Fevralskaya vein is situated in the hangingwall side of Yanvarskaya vein and is the longest of all the veins in the zone. It strikes northeast-southwest (at 70-80°), and dips to the southeast at 40-55°. The total strike length at surface is 530m; at the 75m level is 240m, and at the 127m level is 155m, which appears to indicate depletion with depth. The thickness of the vein is 0.12 -0.16m, and the amount of contained gold averages 40-80g/t. The vein fissure is made up of grey quartz and rarely with pockets of intensive sulphide mineralization, consisting of pyrite, chalcopyrite and minor galena. This vein has been exposed from Shaft No.17# at a depth of 75m and exploited between the 110m and 127m levels. Almost all the reserves, except for blocks on the eastern side between the 75m and 127m levels are worked out. An exploration cross-cut for opening and tracing of the vein along its strike by drifts is planned from Yanvarskaya vein on the 165m level.

3.2.2.4 Budennovskaya Zone

The Budennovskaya zone is situated within the eastern part of South-Aksu gabbro-diorite massif and abuts the West Zone on its northwest border.

This zone is made up of intrusive rocks of Stepnyak type of Upper-Ordovician age hosted within terrigenous-sedimentary rocks of Lower-Middle Ordovician age. Stepnyak intrusives consist of gabbro and gabbro-diorites (first intrusive stage), quartz diorites (second intrusive stage), and plagio-granites (third intrusive stage). Host rocks consist of sandstones, siltstones, and silt-sandstones. These rocks are altered to hornfels at their contact with intrusion.

61-0928/MM567	Final V9.0	Page 45
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The zone is bounded by faulting, limited by a major fault in the northwest and a fault of northeast strike in the southeast.

14 veins have been identified in the zone; 11 of these are located within the intrusion. The zone is characterised by the distinct shallow dip and “pinch and swell nature” (up to 1m) of the veins. All the veins within the intrusion are part of one system of fissures, located closely to each other and fissures coupled with each other and parallel to the intrusive contacts.

Four veins are included in the KA reserves and resources, namely:

•	Mother;

•	Budennovskaya;

•	Shirotnaya 4; and

•	Mongloskaya.

Mother vein is hosted within quartz diorites of the South-Aksu intrusion. Its length is 235m, dipping in a north-northeasterly direction at 20°. The vein thickness varies from 0.02m to 1m and the amount of gold contained varies from 0.6 to 924.2g/t.

The vein has been worked out from the surface down to the 58m level from Shaft Nos.3# and 8#. The morphology of the vein is relatively complex and is characterised by considerable changes in thickness (complex bulges and necks), numerous branches and shifts along the main tectonic structures.

The vein fissure is composed mainly of quartz, and sometimes by kaolinised ochre, along with clay materials together with quartz. Host rocks are kaolinised at the contact with the vein. Vein quartz is thick, its colour is milk-white and grey, and it also has greasy shine.

Sulphide mineralisation consists of pyrite, which is widespread in the form of clusters and lens-like inclusions, particularly along vein contacts.

Budennovskaya vein is located within quartz diorites and intersects Mother Vein at its northern end. It has a length of 200m and dips to the southeast at 26°. The thickness varies from 0.03 to 0.5m and amount of gold contained ranges from 0.4 to 800g/t.

61-0928/MM567	Final V9.0	Page 46
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Reserves have been mined out down to the 57m level from Shaft No.5#. Morphology of the vein is very complex, and consists of multiple branches, considerable changes of thickness along strike and dip, together with multiple faulting of the vein.

Quartz is milk-white-grey and massive. The structure of it is fine and medium-granular. Sulphide mineralisation consists of clusters and individual crystals of pyrite.

3.2.2.5 Central, Staratelskaya, and Oktyabrskaya I Zones

Central, Staratelskaya, and Oktyabrskaya I zones are situated in the Central and northeastern parts and share many common features.

The structure of these areas consists generally of intrusive rocks of Upper-Cambrian and Upper-Ordovician age, with sedimentary rocks of Lower-Middle Cambrian age and terrigunous sediments of Lower-Middle Ordovician age. Intrusive rocks consist of Upper-Cambrian gabbros, which strike to the northwest for 1.4km. The zone is fault bounded with faults in the southeast and a major fault striking north-easterly in the northwest. Upper-Ordovician intrusive rocks consist of gabbro and gabbro-diorites of South-Aksu intrusion (first stage), quartz diorites (second stage) of North-Aksu and intermediate massifs. Quartz diorites of the second intrusive stage cut through the gabbro of the Upper-Cambrian age. They are intensively altered in the area of their contact with quartz gabbro-diorites. Rocks of the third intrusive stage are represented by dyke-like bodies of plagio-granites, which have a northeast and north-south strike. Host rocks of Cambrian and Ordovician are metamorphosed to hornfels in the contact areas close to intrusions.

Quartz-gold veins within Oktyabrskaya I mine area are located inside the Stepnyak type quartz-diorite intrusion (intermediate massif), and gold-quartz veins of areas Central and Staratelskaya Zones are located within and at the contact zones with the intrusions described above.

Most of the quartz-gold veins within this zone strike in a north-easterly direction and dip to the southeast at 50 to 65°. A smaller number of veins have a northwesterly, sub-latitude, and sub-meridional strike. Their dip is to the southwest, south, northeast and easterly direction. Dips range from 30 to 80°, and have a strike length of between 35 and 360m. Most of the veins (about 20) have a strike length of between 150 and 200m.

61-0928/MM567	Final V9.0	Page 47
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Most of the veins are worked down to the 10 and 20m levels and a small part of them are worked out down to the 30 and 40m level.

3.2.2.6 Oktyabrskaya II Zone (Shaft No.38#)

Oktyabrskaya II area is situated in the northeastern part of the ore field within the north-Aksu diorite intrusion. This plot is made up by quartz diorites, tonalities, and gabbro-diorites of the Upper-Ordovician complex; it also contains gabbros of the Upper-Cambrian intrusive complex and diabases of Lower-Middle Cambrian period. Terrigenous sedimentary rocks of Lower-Middle Ordovician metamorphosed to hornfels are exposed at surface in the northwest, in contact with intrusion, in the form of small sediments inside the massif. Tectonic faults with a northeasterly and northwestern strike are widespread in the area and determine the area’s block-like structure.

About 40 quartz-gold veins are found within the zone. These veins are of northeastern, sub-latitude, and sometimes northwestern strike with dips to the southeast, south, and southwest falls at between 20 and 87°. Vein length varies from 40 to 150m, with a few between 400 and 600m (veins Dalniaya and Belaya). Mean thickness of veins is about 0.08 to 0.5m. Two systems of quartz veins can be found in the area: steep-dipping (45 to 85°) and flat (15 to 35°). The majority of the veins are steep, whilst the flat veins include Shilling’s, II Electricheskaya, Mekhanicheskaya, Direktivnaya, Pologaya I and II, and Druzin’s.

The quartz-gold veins are distributed in separate clusters of closely situated veins. 23 veins within the zone are included in the balanced reserve. These veins include Belaya, Sopryazhennaya I, II, and III, Kollektivnaya, Noyabrskaya, East, Ivanovskaya, Direktivnaya I,Radchenko,Mekhanicheskaya,Garazhnaya,Gnhilitsky’s,Vein 1,PologayaIandI ,Fortieth Bubnovsky’s, Kotenko, etc.

3.2.2.7 Vera Ore Zone

In 1996 a new ore zone known as Vera Zone has been identified within the Aksu ore field. This zone is located between Shaft Nos. 41# and 39# and consists of a series of sub parallel flat lying auriferous mineralized zones identified over a strike length of approximately 1km, lying at a depth of between 100 and 400m. At surface the zone covers an area of some 232,000m2.

61-0928/MM567	Final V9.0	Page 48
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The major gold mineralization is found within conglomerate horizons. Subsidiary mineralization is associated with sandstones where ore is often confined to the boundary of sandstones and black organic rich siltstones, which form lenses in the sandstone bodies.

The conglomerates consist of poorly sorted gravels, sandstones and rare pebbles. There is considerable variation in composition both vertically and laterally. Ore horizons are enriched in pyrite and chalcopyrite. Sulphides, silicification zones alteration and quartz, quartz –sulphide veins generally lie concordant with the cleavage.

3.2.3	Structure

The Aksu ore field is formed within an asymmetrical syncline and is characterised by tectonic block structures formed by the intersection of several sets of block faults. These faults trend in an almost east-west, northwest-southeast and north-south direction. The ore field structure and distribution of the main gold bearing orebodies is controlled by the emplacement of the east-west and northeast-southwest trending fault lines.

The east-west faults are the oldest and are often crossed by the northeast-southwest and northwest-southeast trending faults. Displacement on the fault planes is of the order of hundreds of metres, and dip to the west at 65 to 70°.

The northwest-southeast trending faults are characterised by contortion, development of schistocity and crush zones from between 0.2 and 0.3m up to 60 to 70m in width. The rocks surrounding the faults zones have undergone chloritisation and carbonisation. Fault planes dip steeply at between 50 and 80°.

Faults of a northeast-southwest trend are the most consistent along strike and are characterised by intense schistose development, crush structures and hydrothermal alteration. They are the youngest fault set and often dip to the northwest at angles of 65 to 80°.

WAI Comment: WAI considers that the structural style of the deposit and the relationship to the ore forming mineralisation is well understood, given the longevity of mining in this area, particularly in the underground environment.

61-0928/MM567	Final V9.0	Page 49
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

3.3	Geology of the Quartzite Hills Deposit

3.3.1	Mineralisation

3.3.1.1 Ore Types

The orebodies of the Quartzite Hills deposit are located within large tectonic fault ‘blocks’ of a strike-slip nature with intersecting oblique faults. They consist of breccias and schist units, which have undergone late stage silicification and are characterised by intensive schist formation, crush zones and further metasomatic silicification. Carbon rich clay and carbon-rich -clay-silicious schists are also hosts to mineralization (which may have an impact on the cyanidation recovery process)

The orebodies range from between 50 and 200m long and between 240 and 500m deep and are considered to be steeply dipping with a flattened lens and tube-like form (pipe-like).

The ores are made up of on average 10 to 15% sulphides of which 9 to 13% is pyrite and 1.0 to 1.5% is arsenopyrite. The vein minerals consist of quartz and carbonates with minor amounts of sericite-phengite and chlorite.

Ore minerals include widespread pyrite, arsenopyrite, black jack, antimonite, with minor chalcopyrite, tetrahedrite, jamesonite, chalcostibite, freibergite, gold, andorite, copper physelite, scheelite, and boulangerite.

Several mineral associations at the deposit have been distinguished; each of the associations reflects a particular stage of mineralization. These mineral associations are as follows:

1.	Early quartz, pyrite, and arsenopyrite

2.	Carbonate-quartz-poly-sulphides with gold

3.	Post gold carbonate-quartz with some amount of non-gold-bearing pyrite

Free gold is distributed in microscopic amounts (0.074 -0.1mm), rarely gold of a size of 1.0mm (Northern part of IV orebody) has been identified.

61-0928/MM567	Final V9.0	Page 50
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Within the pyrite, gold is found in the form of threads and grains to 0.002mm. Gold mineralisation of Quartzite Hills is of a lower grade (780-790) in comparison to the gold of the Aksu deposit. It is common for this gold to contain large amounts of silver with a composition: 79.65% of Au, 19.08% of Ag, 0.11% of Cu, 0.05% of Fe. Nazmova and Spiridonov (1979) demonstrated that there is gold containing 2.9 -14.8% of quicksilver/mercury (Hg) (quicksilver gold).

The following 5 stages of ore formation have been identified:

1.	Stage of hydrothermal modification of ores with formation of beresite-schists and impregnations of pyrite.

2.	Early stage of sulphide and gold mineralization. Minerals: quartz, collomorphic pyrite, arsenopyrite and gold.

3.	Late stage polysulphide mineralization with gold. Minerals: quartz, calcite, antimonite, black jack, chalcopyrite, faded ores, jamesonite, chalcostibnite, andorite, and gold.

4.	Final post-mineralization stage includes hydrothermal activity forming quartz-calcite.

5.	Post-gold stage of overlapping telethermal mineralization of Late-Ordovician age. Minerals: barite, quartz, realgar, antimonite, and cinnabar.

Currently there are six recognised orebodies at the Kvatzitovye Hills deposit:

•	Orebody I (1st Quartzite Hills);

•	Orebody II (2nd Quartzite Hills);

•	Orebody III (3rd Quartzite Hills); and

•	Orebodies IV, V and VI that are not exposed at surface (blind orebodies).

However orebody VI has been mined out and reserves have therefore been exhausted.

3.4	Geology of the Zholymbet Deposit

3.4.1	Regional Setting

The deposit is characterised by sedimentary rocks of early to middle Ordovician age, volcano-sedimentary rocks of middle Ordovician age and intrusives of Upper Ordovician. Figure 3.2 shows details of the regional geologic scene.

61-0928/MM567	Final V9.0	Page 51
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

3.4.1.1 Host Rocks

Early to middle Ordovician sediments consist of mudstones, siltsones and quartz, quartz-feldspar and greywacke sandstones, siliceous rocks, lime mudstones. These sediments are well developed in the south eastern part of the deposit, in the form of a broad (2km wide) band striking in a northeast-southwest direction.

Middle Ordovician rocks are located in the western part of the ore field and characterized by a large variety of the rocks, which exhibit sharp facies change. In the northern and northwestern part of the ore field they form a wide (1-3 km) band, which continues beyond the limits of the ore field. In the south middle Ordovician sediments are overlain by the volcanogenic Silurian formations. The middle Ordovician formations consist of andesite and dacite tufa, tufa sandstones and siltstones, dacitic tuffs, basaltic, andesite-basaltic, andesite, andesite-dacite and dacite porphyrytes. Besides, conglomerate-breccias and sandstones, there are also siltstones, mudstones, limestone and siliceous mudstones, pelitic limestones and siliceous rocks.

Basalts and andesitic-basalts of Silurian age, are located in the southern part of ore field. These outcrop over an area of approximately 1.5 x 0.5km to the southwest.

61-0928/MM567	Final V9.0	Page 52
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 3.2: Regional Geological Setting Of The Zholymbet Mine

61-0928/MM567	Final V9.0	Page 53
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

3.4.1.2  Intrusives

Five main intrusive bodies and dykes have been identified within the ore field, namely:

•	Northern intrusive, which occupies an area of 1.3km2 and is elongated in an east-west direction and dips on its north side at 60° and 65°-75° on the southern flank. Two intrusive phases and vein formation have been identified. The first intrusive phase includes quartz and quartz containing, gabbros and gabbro-diorites. The second phase includes quartz diorites and tonalities. Quartz veins within the intrusives strike either approximately north-south with a dip to the east, east-west with a dip to the north or northwest-southeast with a dip to the northeast. Alteration includes chloritization, carbonitization, sulfurisation, albitisation, silicification and sulphidisation within the quartz diorites and tonalities, which contain gabbro, along the quartz veins;

•	Zarechniy intrusive is situated in the northwestern part of the ore field, approximately 3km to the northwest of Shaft No.8. The body is circular in shape and has a similar composition to that of the Northern intrusive;

•	The Central intrusive is a dyke-like body, which strikes in a north-easterly direction azimuth (025°). It can be traced over a distance of 1350m and a thickness that varies from 50 to 190m with an average of 20-25m. The contacts of intrusive are irregular, steep with rare apophysis. The dyke dips to the southwest at angle of 75°. The composition of the dyke is made up of gabbros, gabbro-diorite, gabbro-anorthosites and anorthosite (which are not widespread), diorites and tonalities. Gabbro-diorites and gabbro form 80-85% of the intrusive volume;

•	May intrusive forms a series of apophysis and dyke-like bodies confined to the silicified zone. At a depth these apophysis form a single intrusion dipping tothewestatanangleof75-80°.Itismadeupofquartz-gabbroandgabbro-diorites; and

•	Currently 5 dyke-like bodies have been identified in the southern zone.

61-0928/MM567	Final V9.0	Page 54
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

3.4.2	Mineralisation

3.4.2.1 Gold Distribution

Gold is normally associated with polymetallic suphides, tellurides, quartz and pyrite. Gold is most commonly found in close association with the polymetallic sulphides (galena and chalcopyrite). In galena gold has an irregular form, which depends on the degree of galena substitution. Tellurides are constantly present in the galena, especially altaite (PbTe), and less commonly as calaverite and hessite. In chalcopyrite, gold occurs as altaite. Tellurides are closely associated with each other and gold and are located among polymetallic sulphides in quartz and pyrite. Rarely has free gold been identified within quartz veins hosted within hornfels of the Central area.

In quartz, gold is often found together with tellurides in the form of very thin disseminations, within micro-fractures in coarse-grained milky-white quartz. Often these are associated with pyrite; large clusters of polymetallic sulphides or close to grey, small-grained quartz with relict minerals. Except the dissemination, gold together with galena forms vein-like isolation in quartz. The fineness of gold is high (850-890) varying from 835 to 923. Impurities include silver, copper, iron, tellurium, lead, arsenic and bismuth. The highest occurring grades for gold are located within the oxidation zone, whilst gold-tellurides are wide spread in quartz veins of the central areas.

3.4.3	Ore Types

There are three known types of the orebodies:

•	auriferous quartz veins;

•	stockworks; and

•	zones of the hydrothermally altered rocks with vein-disseminated sulphide mineralisation.

Gangue minerals consist mainly of quartz and carbonates, together with minor chlorite and sericite. Gold and tellurides are associated with the sulphides (pyrite, chalcopyrite, galena).

61-0928/MM567	Final V9.0	Page 55
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Vein quartz is mainly milk-white or greyish-white with the subordinate development of spotty and vein-like of the grey quartz.

3.4.4	Silicified Zone

A zone of strong silicification is located in the western side of the Zholymbet deposit. Strong silicification is associated with a deep seated approximately N-S trending suture zone, which is characterized by:

•	Intrusion of sub-volcanic (dyke-like) bodies (dacite, andesite, rarely andesite- basaltic), associated with middle Ordovician volcanism;

•	Intrusion of small upper Ordovician complex and;

•	Hydrothermal metamorphism with the formation of metasomatic and silicification and rare sulphide mineralisation; and

•	Density.

3.4.5	Structure

The Zholymbet ore field is located on the northern limb of the Sofiyevskoye anticline, the axis of which passes through the eastern part of the deposit. The position of both the orebodies and intrusives, are spatially related to the western limb of this anticline and the intersection point of conjugate faults/small crenulations in the major fold limb which trend in a northeasterly and northwesterly direction.

3.5	Geology of Bestobe Deposit

3.5.1	Regional Setting

Bestobe deposit is located within the Seletinsky geosyncline, which is situated between the Low-Yermentau and the Ishke-Olmes anticlines in an area of Lower-Palaeozoic tectonic structural development (Caledonian and Hercynian tectogeneses).

The area is characterised by rocks of Lower-Ordovician, Middle-Ordovician (Yerkebadaik suite) and Upper-Ordovician (Angrensor and Zharsor suites) age. Silurian (Shansor series) and coal-bed sediments of the area form separate superimposed troughs similar to grabens.

61-0928/MM567	Final V9.0	Page 56
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Intrusive activity consists of granitoids of Upper-Ordovician age (Kyrkuduk intrusive complex), small intrusions of Stepnyak complex and a whole series of dykes, which form ring and line structures close to and within the Arkalyksky massif and inside the deposit area.

Deep-seated faulting is widespread and has had a major influence on the metallogenic features of this gold area. These lineaments strike in a northeastern direction and are usually accompanied by a series of secondary fissures, which are thought to have an influence on ore formation. Small intrusions of gabbro-diorite of Upper-Ordovician age, rocks of the dyke series and sub-volcanic bodies of Silurian age are related to these structural features (Bestybinskiy and Kyrgyltasskiy faults).

The Bestobe ore field is intensively dislocated. Cambrian rocks are characterized by a consistent north-northeast strike and a steep dip with interstrata isoclinal folds, micro-folded structures and are cut by major faults. Ordovician rocks are located in steep folds of northeasterly strike with flanks sloping of between 70 and 85°. All rock types are intensively deformed and fractured by tectonism and as a result small isoclinal folds, faults and displacements disguise the form of the larger structure elements. The main ancient, deep seated faults have either a northwesterly, southeasterly or approximately east-west trend.

Figure 3.3 shows the regional geology of the Bestobe area.

3.5.2	Host Rocks of the Bestobe Ore Field

The ore field of the Bestobe deposit covers an area 4km2. Host rocks consist of sedimentary rocks of Middle-Ordovician age cut by intrusions of granites and crossed by dykes (diabases, plagio-granites, granite-porphyries, etc.). Ordovician rocks strike to the northeast with a steep dip to the nothwest in the Central area, and with a southeast trend in the Western plot, with dips of 40 and 70° respectively. Units consist of alternating layers of sandstones, clay-schists, and siltstones.

3.5.3	Intrusives in the Bestobe Ore Field

Magmatic rocks of the ore field consist of small intrusive bodies of basic, medium, and acid nature (gabbro-diorites, diorites, quartz diorites, tonalite, dykes of plagio-granites, granite-porphyries, and diabases).

61-0928/MM567	Final V9.0	Page 57
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The largest intrusion is located in the area of the west ore zone. This 700 to 800m long massif is pear shaped, elongated in a northeasterly direction, whilst dipping to the southeast at 60 to 70° and has an average width of 200m. Smaller intrusions are found in the Central ore area, 200 to 250m to the northeast of Shaft No.2. The largest is some 300m long, and 50m wide, and the two remaining are of approximately 100 and 50m long each.

61-0928/MM567	Final V9.0	Page 58
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

1100
1000
9000
8000
9000
1000
Q
Pg
Shaft 6
Quaternary sediments: adobes and clay sands
Paleogenic sediments: pebbles and gypsum bearing sandstones
Middle Ordovican: sandstones, argillites, conglomerates
Low - Middle Ordovican: sandstones, argillites
Plagiogranite-porphyres
Stepnyakovskii intrusive Complex: gabbro, plagiogranites, diorites
Faults
Quartz veins
Shafts
License outline
Ore Zone at the surface (for open pits)
Ore Zone at depth (for underground)
Planed open pit outline

Figure 3.3: Regional Geological Setting of the Bestobe Mine

Porphyry dykes are not widespread; most notable is a dyke of gabbro-diabase, 600m long and 2.0 to 8.0m thick. All the intrusive bodies are of irregular shape and are characterised by a clear oblong shape.

61-0928/MM567	Final V9.0	Page 59
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Hydrothermal gold-quartz veins and gold quartz-veins with sulphide mineralization are almost exclusively associated with intrusion of gabbro-diabases.

There are 4 main zones inside the Bestobe ore field. They are:

•	Western;

•	Central;

•	Northern; and

•	Eastern.

Veins have been mined in the Western, Central and Northern zones. Quartz veins located in the Northern zone (1.5km to the North of the Central zone) contain almost no gold. Most of the quartz veins of the deposit are hosted in Ordovician rocks.

The structure of the quartz veins is complex with the most complex orebodies found in places where deformation forces reached their peak.

The structure of the orebodies can be summarised as follows:

1.	Orebodies formed in hornfels, sandstones and siltstones are usually of a simple shape. More complex orebody structures are those found in mudstones and intrusions of both the Western and Central zones;

2.	Highly complex structures are located in areas of strong tectonic deformation;

3.	Areas with weak tectonics have simple structure; and

4.	The most complex structure is found in those veins that form fracture fissures which lie at the intersection of two fracture sets.

3.5.4	Mineralisation

3.5.4.1 Ore Types

The Bestobe deposit is represented by a series of thin, steeply dipping (65 to 70q ), but sometimes as low as 25 to 45qquartz veins, with an average thickness of between 0.25 and 0.4m, but occasionally reaching 1.0m.

61-0928/MM567	Final V9.0	Page 60
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Veins are filled with schistose, crumbly material together with quartz inclusions.

Quartz forms up to 80% of the vein bulk and is found in 3 types of various ages:

1.	Milky-white quartz of the I generation (veins of large- and fine-granular, sometimes crystalline structure) is strongly cataclized with a large amount of chips of host rocks;

2.	Grey and dark grey quartz of the II generation, that makes up 15-20% of the total bulk. This ore is composed of sericite-ankerite-quartz and peach-ankerite-quartz with arsenopyrite and pyrite (developed in the form of breccia cement); and

3.	Translucent-clear quartz of the III generation, usually deposited on the vein hangingwall.

Besides quartz, the main gangue minerals consist of sericite, peach, albite, epidote, and celestine. Carbonates are also widespread and are represented by peach and ankerite of the veins of IV and III generations respectively. These minerals are found in the form of clusters, and threads, filling voids formed during vein formation. Sometimes they cement chips of quartz and accommodating rocks, forming breccia-type structures.

Other common minerals include arsenopyrite, pyrite, galena, sheelite and sulphur salts. Secondary minerals include bournonite, famatinite, jordanite, tetrahedrite, altaite, and barterite.

Although Gold is the primary extractive mineral there is in addition by-product minerals including silver and arsenic (2.6g/t and 0.71% respectively).

Three generations of gold mineralisation have been identified:

1.	Generation I is associated with high temperature minerals (pyrite and arseno-pyrite). This generation is always represented by small grains;

2.	Generation II gold is also associated with sulphides but consists of larger grains in the form of plates, wires, spongy junctions of complex and simple crystals; and

3.	Generation III gold is the most economically valuable. It is coarse-grained and is deposited over the sulphide group of minerals.

61-0928/MM567	Final V9.0	Page 61
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The quality of gold varies from 546-932 (Bogdanov A.B., 1940), with a mean of 865. The quality of gold falls off with depth and in the deep levels is approximately 847. Impurities in the gold include silver, copper, arsenic, lead, antimony and selenium.

3.5.5	Structure

The Seletinskiy anticline (with a north-easterly orientation) in the eastern part of the region is located between the Yermentau-Niyazskiy and Ishkeolmesskiy anticlines and formed by Cambrian sediments with Ordovician sediments in its western areas. These Ordovician sediments (sandstones, siltstones and lesser mudstones) usually form elongate folds (30 to 40km limbs) with second and third order folding evident, the deposit of Bestobe is situated on its northern limb. The immediate area is further complicated by steeply dipping (50° to 80°) second and third phase micro folding.

Steeply dipping (60 to 75°) faults orientated in a northwest-southeast direction strongly affect the Ordovician rocks of the area. Within these are brecciated zones of several hundred metres in length and around 2.5 to 3.0m in thickness. Offsets are observed, within Shaft No. 4 and No. 3 (Vein No. 9), from several cm’s up to 20m.

Secondary stage cross faulting is present which is orientated diagonally to the primary stage faults and is often marked by quartz breccia that forms the veins including Sekushaya, Novayam Shirtnaya and Promexhutochnya in the Western ore zone, and Diagonalnaya, Vstrechnaya, Novaya, June and Sekushaya in the Central zone.

Smaller scale tertiary fissures of the Central and Western zones are similar to the secondary structures except that they form a series of parallel fractures, from several mm’s up to 0.15m wide, and lack quartz mineralisation.

61-0928/MM567	Final V9.0	Page 62
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

3.6	Other Projects

3.6.1	Yuzhny Karaultebe

3.6.1.1 Location

The Yuzhny Karaultebe license area, which WAI has visited, is located 100km to the north-northeast of Astana and 8.5km to the east-northeast of KazakhGold Zholymbet Mining Operation. The area is a part of the southern extension of the Aksu-Zholymbet golddeposits.ThepropertyislicensedtoKazakhAltynunderanattachmenttocontract 2527 dated 27.12.2007 - Gold exploration on Yuzhniy Karaul-Tube deposit in Akmola region. The lease has a total area of 9.3km 2 with dimensions shown in Table 3.2.

Table 3.2: Yuzhny Karaultebe Licence Coordinates
No	Points
	Latitude	Longitude
1	51°47´	71°50´
2	51°44´	71°50´
3	51°44´	71°48´
4	51°47´	71°48´

3.6.1.2  Geological Setting

The area is located within the southeastern portion of the Stepnyak syncline. This is where the Aksu-Zholymbet syncline and Kulybaiskiy anticline are traversed by the western extensions of the Omskand-Tselinograd fault and the Imanburluk-Danilovsk fault. Rocks of Ordovician age lie unconformably on volcanogenic sediments of the Devonian period (in the southeast). The northern part of the area consists of the Aksu Suite consisting of basalt, basalt-andesite and dacite.

3.6.1.3  Mineralisation

Gold in quartz mineralisation is situated within the license area at two separate sites. There is a distinct Northern zone and 2km to the south is the Southern zone. The known gold orebodies are frequently hosted in terrigeneous sediments of the Ushtogansky suite of Ordovician age.

61-0928/MM567	Final V9.0	Page 63
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Gold occurs as disseminations in siliceous alteration zones as well as quartz veins. The structure of the deposits is complex, but the thickness of the orebodies (both zone and vein types) varies from 1.00m up to 9.75m. The zones and veins are both flat-lying and steeply dipping. There are three styles of mineralisation recognized:

•	mineralised zones with veinlet-disseminated mineralisation in sedimentary rock, which is the Karaultebe deposit itself and orebodies 1 and 2;

•	mineralised zones with veinlet-disseminated mineralisation in quartz-feldspar altered rock which is found in fault zones;

•	quartz-vein low sulphide such as the Zenith vein

In outcrop, WAI observed zones of quartz-sericite alteration shot through with stockwork-like quartz veins, generally of narrow thickness.

3.6.1.4 Resources

A relatively small resource has been defined within the oxide, a larger one within the sulphide. These have been estimated using the Russian system and are not reported further here.

3.6.1.5 Exploration

Trenching has been utilised to test orebodies where transported cover is less than 4m thick. They have been completed every 20m along strike of the southern area, but in the north trenches are closer spaced at every 10m. Air drilling, core drilling and shallow underground workings are proposed to further extend and upgrade the gold resources at Karaultebe by the end of 2008.

WAI Comment: the location of this property in relatively close proximity to the Silicified Zone at Zholymbet bodes well for its prospectivity. The generally north-south trend of the structure coupled with the style of mineralisation are analogous to the numerous mineralised zones already delineated around Zholymbet. As such, WAI believes that this project is worthy of follow-up exploration.

61-0928/MM567	Final V9.0	Page 64
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

4	RESOURCES

4.1	Introduction

The Aksu, Zholymbet and Bestobe districts have a long production history of gold extraction, principally from relatively narrow, steeply dipping, high grade quartz veins. Early production dates back to the 1940’s with virtually uninterrupted production since.

Traditionally, reserves, which have been prepared using the Russian system and approved by GKZ, have been updated on the underground assets on an annual basis, often exploring and developing only sufficient reserves to satisfy short-term production concerns. As such, none of the underground assets have ever had appreciable reserves, even though the geological continuity of orebodies is generally very good. This is borne out by the fact that many of the original GKZ estimates were very similar to the current reserve base, providing considerable comfort to the continuity of these ore zones with depth.

More recently, attempts have been made to develop open pit operations at Aksu and Bestobe (with plans for open pits at Zholymbet), but with limited success.

As briefly explained above, the lack of need to demonstrate long-term reserves has meant that the Company (and its predecessors) have never had an official significant GKZ State reserve balance, instead relying on the constant upgrade of P1and C2 to reserve status.

For the future, it is unlikely that this situation will change radically, as the cost implications of drilling up a large underground resource would be prohibitive, although a more planned underground drilling programme will go some way to providing better resource comfort on the deeper ore zones.

Recently, WAI has prepared new resources, in accordance with JORC (2004), for the main underground veins, as well as the potential open pit deposits at Aksu, Zholymbet and Bestobe, and associated tailings.

The Company business plan uses both the tailings and waste dumps as plant feed during the project life. For the purposes of this study, the waste dumps have been excluded from our revised production forecasts.

61-0928/MM567	Final V9.0	Page 65
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Although WAI believes that it is highly likely that the waste dumps will have grades similar to those reported, it is not possible to declare these under any international code without confirmatory work.

4.2	Aksu

4.2.1	Current Production

The Aksu mine consists of a number of open pits and extensive underground vein mining. There are three underground mining sections:

•	The Quartz Hills zone consisting of Orebody No.1 and No.4, which has been accessed by Capitalnaya (Capital) and Flangovaya Shafts;

•	The Central and Budenovskaya orebodies, which are accessed through the shallow shafts No.39 and No.41. Additionally preliminary underground exploration has investigated the Vera orebody; and

•	The Northern zone, consisting of the October orebodies, which are accessed via Shafts No.38 and No.40.

In addition, previous production has come from the Kariernaya open pit, but at the time of the visit, activities here were halted.

The surface layout at Aksu is shown in Figure 4.1 below.

4.2.2	Exploration

In 2009-10, 43 new core holes were drilled, mainly to the north of the Kariernaya open pit, but with 4 close to the existing pit. This drilling was done to infill the existing 60 x 40m coverage for the area.

These works identified strong metasomatic zones around the veins with a maximum width of about 40m. Some high grade samples were seen (>>10g/t Au).

A new block model has been prepared by WAI for the open pit resources at Aksu.

61-0928/MM567	Final V9.0	Page 66
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Kocenko Zone
Shaft 38
Heap
Leach Pads
Krutaya
Zone
Shaft 38 Bis
Karyernoe
Sector
Shaft 40
Shaft 39
Shaft 17 Bis
Shaft 17
Shaft Flangovaya
Shaft 41
Vera Sector
Shaft Novaya
Shaft Ventilation
Shaft Capitalnaya
Processing Plant
Tailings Dams

Figure 4.1: Aksu Mine Surface Layout

At Budenovskaya (Vera), some 200 holes have been drilled down to 300m to better understand this complexly mineralised area.

61-0928/MM567	Final V9.0	Page 67
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

In 2010, the Company drilled a further 24 holes both as infill and also on the flanks. From these works, it appears that approximately half the mineralisation is in fractured intrusives, whilst the remainder is hosted in sediments.

Mineralised zones tend to comprise numerous small, gently dipping discontinuous zones of quartz veinlets, be 0.5 -3m thick, and of variable grade. Vertical distance between zones averages 30-40m and the area as a whole has not been properly tested at depth.

Considering the geometry of the Vera zone, it is not clear at this time whether this represents a realistic target for either underground or open pit as further work is required to demonstrate the economics of this project.

The limited drilling on Vera flanks, which lie some 300m southwest of the main zone, shows a few remote intersections.

4.3	Bestobe

4.3.1	Current Production

The existing underground mine at Bestobe consists of shafts systems and development for the ongoing exploitation of four main mining zones:

•	The Western (Zapadnaya) zone, centred on the Novaya and Capital shafts;

•	The No. 2 shaft zone (upper central);

•	The No. 50 shaft zone (lower central); and

•	The Dalnaya zone.

The three veins presently being mined in the western zone are Ruslan, Yuzhnaya-4 and Yuzhnaya-9. Some veins are also being mined in the Central zone served by shafts 2 and 50.

The open pit mine is currently on hold (orebodies 1008, 1009 and 1022).

61-0928/MM567	Final V9.0	Page 68
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

4.3.2	Exploration

Approximately 300 core holes have been drilled to test the mineralisation for the open pit mineralisation at Bestobe. In 2009/10, 22 additional holes were drilled (3,000m) which broadly confirmed previous results.

4.4	Zholymbet

4.4.1	Current Production

At Zholymbet, mining is ongoing in two main zones:

•	The Diorite Dyke in the upper zone; and

•	The Deep Horizons of the lower ore zone (including the September, Fevral, No. 122 & 133 and Bolatovskaya veins).

The company has also explored and evaluated a number of lower grade, shallow veins in the central part of the license area to the west of the underground mine, including Area 5, the Central zone and the Quartzy zone, and these have been scheduled to be exploited by open pit (Figure 4.2) .

Zholymbet 5GR shows only underground resources with mining losses and additions. Recent drilling has allowed the modelling of the near surface, lower grade mineralisation.

Other areas of exploration/development/exploitation are Diorite Dyke and Deeper Levels, where additional resources are found. The underground continuation of the Zholymbet ore zones is generally good, and the structure has been tested down to 1,200m.

61-0928/MM567	Final V9.0	Page 69
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 4.2: Zholymbet Mine Area

4.4.2	Exploration

From an underground standpoint, exploration drilling on the September Vein has shown the mineralisation to be widening with depth. One zone with a strike extent of >200m and down-dip length of 40m has a width of 10-15m giving approximately 100,000oz Au in this zone.

The Central Area at Zholymbet has had 18 holes, drilled on 200m spacing, to infill old drilling within this area. The total length of the area is some 1km. The Company has prepared an initial geostatistical model for this area (using KMC) which WAI is currently auditing with a view to sign off and reserve estimation.

61-0928/MM567	Final V9.0	Page 70
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

A planed budget for the Central area for 2011 has been set by the Company at some $5.3M for 26,000m of drilling to better prove up this significant resource.

Area 5, to the south of the existing small open pit, has had 12 new holes drilled to complement the surface trenching done previously. This area has a small resource estimate produced by the Company (KMC).

The Quartzy (Silicified) Zone represents a relatively large target some 2.5km in length and up to 80m wide. The zone can be split into 3 areas, according to the amount of exploration work undertaken to date, namely North, South, and West.

The North and South zones cover an area of 113,400m2 and 22,400m2 respectively, and have been prospected by both underground adits and drilling and as a direct result ore bodies Nos. 1 and 2 have been identified.

An underground adit at 30m depth has been driven along the strike of ore body No.1 for a distance of 144m. Indications from drilling and underground exposure suggest that this orebody has a width of between 15.7 and 21.5m (average 19.1m), whilst gold grade varies from 1.2 to 3.94g/t, with an average of 2.07g/t.

Ore body No.2 is located in the north part of the deposit and has been explored by opencast and excavations over a distance of 680m. Drill holes have been drilled every 50-100m and an underground adit at 30m depth has been driven along the strike for some 120m. The thickness of the ore body on the surface varies from 80 to 100m. The thickness of the ore body varies from 80 to 96m, and averages 89.8 m whilst the gold grade varies from 0.8 -6.8g/t with an average of 1.86g/t.

Overall, the Siliceous Zone (Quartz Zone) extends for over 2km and represents a potentially large resource (as yet not quantified). However, the deposit is impacted by the town, and for this reason, further works on this target have been curtailed for now.

The Yurievskiy area, which lies approximately 2km from the Central area, has had some limited drilling which seems to show mineralisation related to the Diorite Dyke, and to be of stockwork type.

61-0928/MM567	Final V9.0	Page 71
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Similarly, two drillholes put into the Artemovsky zone, further to the south again, have shown positive results.

At Yuzhny Karaultebe some 8km northeast, a bulk sample of approximately 200,000t has been taken for Heap Leaching with apparently good recoveries on the 2g/t Au material.

4.5	Resource Estimation

As mentioned above, WAI has recently undertaken a resource estimation programme, prepared in accordance with JORC (2004) to the principal underground assets (undertaken in 2010), as well as those potential open pit deposits (undertaken in 2011) with sufficient data to warrant inclusion.

The results of this work are shown in Table 4.1 and Table 4.2 below.

4.6	Synopsis

The recent resource estimation work has demonstrated a significant near-surface tonnages of mineralisation at 1 to 2g/t Au at all three assets, and if managed properly, with further exploration to better define the resources, these will provide several years’ production.

From knowledge of these near-surface assets, WAI believes that the approximate volumes of drilling required to better define the resources are:

•	Aksu, 70 holes, approximately 15,000m of drilling;

•	Bestobe, 30 holes, approximately 5,000m, and

•	Zholymbet, 50 holes, approximately 10,000m.

Budgeting on $200/linear metre of drilling, this equates to approximately $6M, but with additional drilling required for the other exploration areas noted in this report which cannot be quantified at this time.

61-0928/MM567	Final V9.0	Page 72
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 4.1: WAI Open Pit Mineral Resource Estimation (JORC 2004)

		Cut-	Measured				Indicated				Measured + Indicated				Inferred
Mine	Deposit	off	Tonnes				Tonnes				Tonnes				Tonnes
		(g/t)	(kt)	Au g/t	Au kg	Au oz	(kt)	Au g/t	Au kg	Au oz	(kt)	Au g/t	Au kg	Au oz	(kt)	Au g/t	Au kg	Au oz

Aksu	Open Pits (Oxide)	0.3					759	1.43	1,084	34,852	759	1.43	1,084	34,852	1,213	1.89	2,293	73,720
	Open Pits (Sulphide)	0.4					20,781	1.95	40,504	1,302,240	20,781	1.95	40,504	1,302,240	14,188	2.03	28,773	925,060
Sub-totals							21,540	1.93	41,588	1,337,092	21,540	1.93	41,588	1,337,092	15,401	2.02	31,066	998,780

	Budenovskiy (Oxide)	0.3					343	2.61	896	28,818	343	2.61	896	28,818	345	1.78	614	19,754
	Budenovskiy (Sulphide)	0.4					2,445	5.29	12,941	416,067	2,445	5.29	12,941	416,067	7,298	4.67	34,106	1,096,529
Sub-totals							2,788	4.96	13,837	444,885	2,788	4.96	13,837	444,885	7,643	4.54	34,720	1,116,283

	Aksu Tailings	0	3,455	1.05	3,614	116,190	3,816	1.07	4,093	131,604	7,271	1.06	7,707	247,793	623	1.15	718	23,072

Bestobe	Open Pits (Oxide)	0.3					1,984	1.59	3,156	101,471	1,984	1.59	3,156	101,471	229	2.67	610	19,606
	Open Pits (Sulphide)	0.4					9,850	1.71	16,836	541,294	9,850	1.71	16,836	541,294	3,288	3.63	11,935	383,709
Sub-totals							11,834	1.69	19,992	642,765	11,834	1.69	19,992	642,765	3,517	3.57	12,545	403,315

	Bestobe Old Tailings	0	566	2.13	1,207	38,819	46	1.84	84	2,713	612	2.11	1,292	41,531	-	-	-	-
	Bestobe New Tailings	0					7,127	0.83	5,922	190,399	7,127	0.83	5,922	190,399	-	-	-	-

Zholymbet	Open Pits (Oxide)	0.3					139	2.53	351	11,272	139	2.53	351	11,272	4,442	2.35	10,440	335,665
	Open Pits (Sulphide)	0.4					355	5.41	1,920	61,715	355	5.41	1,920	61,715	11,822	3.07	36,349	1,168,635
Sub-totals							494	4.60	2,271	72,987	494	4.60	2,271	72,987	16,264	2.88	46,789	1,504,300

	Zholymbet Tailings	0					3,610	1.24	4,464	143,505	3,610	1.24	4,464	143,505	2,655	1.22	3,249	104,447

Totals			4,021	1.20	4,821	155,009	51,255	1.80	92,251	2,965,950	55,276	1.76	97,072	3,120,959	46,103	2.80	129,087	4,150,197

Note:
	4.	Mineral Resources are not Ore Reserves until they have demonstrated economic viability based on a Feasibility Study or Pre-Feasibility Study.

	5.	Mineral Resources are reported inclusive of Ore Reserves.

	6.	The contained Au metal represents estimated contained metal in the ground and has not been adjusted for mining recovery and losses, and for metallurgical recovery.

61-0928/MM567	Final V9.0	Page 73
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 4.2: WAI Underground Resource Estimation (JORC, 2004)
		Measured				Indicated				Measured + Indicated				Inferred
Mine	Deposit	Tonnes				Tonnes	Au			Tonnes				Tonnes
		(kt)	Au g/t	Au kg	Au oz	(kt)	g/t	Au kg	Au oz	(kt)	Au g/t	Au kg	Au oz	(kt)	Au g/t	Au kg	Au oz

Aksu	Quartz Hills	3,400	5.05	17,170	552,104	926	4.13	3,826	123,023	4,327	4.85	20,996	675,128	72	3.13	225	7,246

Bestobe	Dalnaya					1,414	3.98	5,626	180,900	1,414	3.98	5,626	180,900	647	4.24	2,744	88,226
	Ruslan					29	14.46	414	13,312	29	14.46	414	13,312	18	17.73	315	10,129
	Yuzhnaya-4					31	10.3	319	10,266	31	10.30	319	10,266	42	9.45	397	12,768

Zholymbet	Diorite Dyke					642	3.7	2,375	76,368	642	3.70	2,375	76,368	432	4.14	1,787	57,449
	September
	Vein - high					39	36.5	1,434	46,112	39	36.50	1,434	46,112	32	33.2	1,053	33,843
	grade
	September
	Vein - low					94	17.5	1,650	53,054	94	17.50	1,650	53,054	192	17.7	3,406	109,514
	grade
	Bolotovskaya
						16	37.13	603	19,378	16	37.13	603	19,378	17	51.84	897	28,857
	- high grade
	Bolotovskaya
						309	10.54	3,261	104,861	309	10.54	3,261	104,861	111	7.89	879	28,259
	- low grade

Totals		3,400	5.05	17,170	552,104	3,501	5.57	19,508	627,275	6,901	5.32	36,679	1,179,380	1,563	7.49	11,703	376,292

Note:
	4.	Mineral Resources are not Ore Reserves until they have demonstrated economic viability based on a Feasibility Study or Pre-Feasibility Study.

	5.	Mineral Resources are reported inclusive of Ore Reserves.

	6.	The contained Au metal represents estimated contained metal in the ground and has not been adjusted for mining recovery and losses, and for metallurgical recovery.

61-0928/MM567	Final V9.0	Page 74
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

With regard to specific assets, WAI has concerns with respect to the Vera deposit (Budenovskiy) as the geometry of these orebodies (offset and sub-horizontal) means that it is likely that only a small amount of tonnage will be available for open pit, but at the same time, the “bitty” nature to the mineralisation may make underground extraction of this material also difficult, or not cost effective. To this end, Vera is the one zone which WAI has serious doubts about at this time, although further drilling may better define this deposit.

From an exploration standpoint, there is little doubt that the major vein structures continue at depth and will provide resources for many years to come, assuming this is economically viable.

In additional there are a number of potential targets around Zholymbet (Quartzy Zone being the most important) that require further work. In addition, the Yuzhny Karaultebe property may provide additional feed to the Zholymbet process facilities.

As a concluding comment, it is evident that only a small proportion of the resource/reserve base included within WAI’s 10 year forecasts has been estimated in accordance with the JORC code (2004). However, with the imminent completion of the main open pit resources and reserves, this will provide a better level of comfort for future investment and development.

At the same time, it must be remembered that all mines within Kazakhstan have to operate under strict State guidelines, although what invariably happens is that companies adopt a two tier approach whereby everyday mine planning and production is managed using “Western” methodologies, whereas annual accounting still has to be performed in line with GKZ protocols.

61-0928/MM567	Final V9.0	Page 75
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5	MINING

5.1	Factors Applicable To All Three Mines

5.1.1	Introduction

The mines at Aksu and Zholymbet have been in operation since the 1930’s, and at Bestobe since at least the 1950’s. Production and reinvestment suffered during the break-up of the Soviet Union in the early 1990’s. The three mines were purchased by Kazakhaltyn from the government in 1999.

Each mine has a village with a close-knit community, many of whose residents are families who have worked on the mine for generations. The workforce is seen to be hard working, and skilled at the mining traditional mining methods in use.

At each of the three locations, there is an underground mine consisting of several ore bodies, and shaft systems to exploit the richer veins and stockworks. Kazakhaltyn continues to mine and explore these deposits in depth.

Some mining has also been carried out in the past using open pit methods for the richer shallow veins. The company plans to exploit the lower grade veins nearer surface, by means of new open pits at each location, and also to reclaim and treat the old flotation tailings and rock dumps.

In this section on mining, WAI has estimated production for all mines, underground and open pit, for ten years only. WAI believe that the accuracy of forecasts and the value of discounted cash flows and IRR’s beyond this period to be of indicative value only. Also, much of the resources in the Inferred category have been scheduled by KA/VTB for beyond 2020. WAI has included the reclamation of old tailings but has excluded any reclamation from the rock dumps.

5.1.2	Ground Conditions

At all three mines, the rock strength in the hangingwall, the ore body and the footwall appears to be generally good to very good. Apart from some timber sets and grouted

61-0928/MM567	Final V9.0	Page 76
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

dowels where horizontal tunnels cross fault zones, the only supports used are timber props in the stopes and pillar remnants. In view of this good ground, the current stoping methods have evolved over many years.

5.1.3	Mining Methods

Two main mining methods are in use underground, and the company plans to continue to employ them for currently planned production.

5.1.3.1 Overhand Narrow Open Stoping or Flat Panels (Stull Stoping)

This is the stoping method used for the thin vein orebodies at all three mines. It is an overhand, open-stoping technique applied to vertical and sub-vertical narrow veins, where in-stope drillers work from temporary flooring planks placed on stull posts. It is a labour-intensive method using hand held drilling machines, small electric scrapers, and timber stulls. It is well suited to the mining of narrow veins, although where these are thinner than the minimum practical operating width, waste dilution is an integral problem.

Stopes are prepared by mining a raise (or drive, in the case of flat veins) from the bottom to the top of the 40m x 40m panel. This provides through-ventilation and access for men and materials in separate ladderway and open compartments. In flatter veins, the materials compartment is also used for scraping the ore to the collecting drive at the base of the stope.

Steeply dipping veins (>60º) are mined by hand, using telescopic stoper drills working from timber platforms rigged between timber stulls and drilling 40mm diameter holes. Explosives used are Ammonit-6ZhV and Ammonal, top primed for firing with electric detonators. Holes are drilled in the roof in a panel of 40m long, mining in one metre lifts to a vertical height of 40m, with rib pillars 5m thick left between panels. Ore is gathered at the base of the stope by means of a small 0.3m 3 scoop, drawn by an electric scraper to the nearest ore pass raise, whence it is drawn into mine cars via a manually operated chute box. Pillars are later robbed, leaving small square pillars in place

61-0928/MM567	Final V9.0	Page 77
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Flatter dipping veins are mined in similar fashion, except that the panels are generally 40m x 40m square, and irregular pillars are left for support. The ore is scraped both down dip and along strike to the nearest ore pass raise.

Stopes have a minimum mining width of 70cm and a maximum of 3m, and veins are exploited from as thin as 5cm. The thinner the veins the richer they are, and some thin veins run at grades of up to 600g/t Au. Dilution of the ore by the mining of adjacent waste rock is a dominant feature of this method of mining, and dilutions can rise to 300% or 400%, (e.g. adopting a mining width of 1 metre to exploit a 20cm vein incurs a waste dilution of 400%). However, where possible, a form of “resuing” is adopted, whereby in each lift, the waste portion is drilled and blasted separately and disposed as waste, prior to the mining of the narrower ore seam.

WAI Comment: WAI believes that although this method is slow and labour intensive, with a low productivity and relatively high cost, it is the correct method for these particular orebodies. It allows close following of the veins with high recovery and predictable dilution, has evolved over many years, and is well understood by the labour force.

5.1.3.2 Sub-level Open Stoping (SLOS)

This method is used where the ore body is in the form of stockwork and is generally thicker than 10m. These zones include the Capitalnaya (Kvartzy Gorky) zone at Aksu, the Dalnaya zone at Bestobe and the Diorite Dyke at Zholymbet. The method will also be used where a number of veins are close enough to be combined into a wider ore body, such as in the September, Fevral and Bolatovskaya zones at Zholymbet.

Sub-levels are mined at 15m vertical intervals between 60m spaced main levels. Panels are 15m wide along strike, with 5m rib pillars between each panel. 15m high slot raises are hand mined (using telescopic stoper drills). Fans of 105mm holes are drilled using bar-mounted, compressed air powered drifters, charged with Granulite AC-8 and top primed for firing with electric detonators. Mucking out is via drawpoints, which are 10m to 12m long and spaced at 10m intervals along strike. Ore loading is carried out by either overthrow air loaders (tracked) or small LHD’s (trackless). When large openings result from continuous

61-0928/MM567	Final V9.0	Page 78
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

stoping in depth, it is planned to blast hanging wall waste into the stope to create a cushion, in order to mitigate against air blasts due to sudden failures.

5.1.4	Development

For ease of reference, it is noted that mine levels are designated by their approximate depth below surface in meters.

Development headings, along with ventilation and slot raises, are advanced using compressed air jackhammers, drilling 1.8m holes of 45mm diameter, producing advance rates of around 1.0m/blast.

Tracked ends are cleaned using overshoot compressed air loaders, whilst trackless ends and stope drawpoints are lashed with LHD’s.

WAI Comment: Underground haulages and installations are old and have suffered from under-reinvestment for many years. A programme of rehabilitation and replacement of underground drills, loaders, rolling stock and electrical installations was initiated first in 2006 and again in 2009, but results have fallen far short of expectations. Consequently, the rate at which production can be expected to be enhanced will need to be gradual and in line with actual improvements achieved. Furthermore, any increase in production will depend on the timing of shaft deepening, hoisting enhancement and other rehabilitation work.

5.1.5	Ventilation

At all three mines, fresh air is downcast in operating shafts and is heated in the winter by electric boilers to a minimum of +2° centigrade. Exhausted air is drawn to surface by large fans situated on top of dedicated ventilation shafts. Each mine area has such a system, as described later for each mine. WAI have not audited the ventilation circuit calculations, but where observed during underground visits there was a good air flow in all areas.

61-0928/MM567	Final V9.0	Page 79
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.1.6	Safety and Accident Prevention

Under item 314-11 (3rd April 2002) of the laws of Kazakhstan, the mining operations of Kazakhaltyn are designated to be a “Hazardous Industrial Operation” under the relevant laws concerning industrial safety. Law No. 528-11 (28th February 2004) concerning labour safety also applies to Kazakhaltyn operations. Under this law, the Safety and Environmental departments of Kazakhaltyn report directly to the President of the company.

Kazakhaltyn is committed to safety in the work place, and provides labour with protective clothing and pre-employment and regular medical examinations. All workers are insured against injury and health hazards, and a compensation system is in place.

Accident statistics for the past ten years are shown in Table 5.1. With the exception of 2009, they indicate a steady improvement over the last five years.

	Table 5.1: Kazakhaltyn Accident Statistics
Item	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Number working	2757	2959	2799	2086	2714	3422	3472	3532	3772	3864
Injuries	10	13	7	8	2	2	3	2	8	1
Frequency/1000	3.63	4.39	2.50	3.80	0.7	0.58	0.86	0.57	2.12	0.25
Serious injuries	-	-	-	2	1	1	1	-	4	-
Fatalities	1	-	-	1	-	-	1	1	4	1
Frequency/1000	0.36			0.48			0.29	0.28	1.06	0.25

There is an Inspector of Mines from the regional Government Mine Safety department resident at each mine, who visits underground operations weekly and reports advice and observed problems to mine management, and also to the department head office.

WAI Comment: However, observations of safety practices made during the WAI visits indicate a generally lower standard than would be acceptable in western mining operations.

5.1.7	Mine Management

The on-site management team at each mine appears to be experienced, hard working and to use their initiative to cope with old equipment and the lack of re-investment. Medium and long term planning, as well as accounting functions are carried out at the Head Office in

61-0928/MM567	Final V9.0	Page 80
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Stepnogorsk. Longer term mine planning and production scheduling, together with the forecast Capital Expenditure indicate a lack of detailed planning work to coordinate the two, and to result in an orderly ramp up production.

5.2	Aksu and Quartz Hills Mine

5.2.1	Introduction

The Aksu ore bodies are located adjacent to a substantial former Uranium deposit which has previously been mined out by open pit. The population of Aksu village has been associated with mining for many years.

The existing underground mine at Aksu consists of shaft systems and development for the ongoing exploitation of three main mining zones (Figure 5.1):

•	The Kvartzy Gorky zone, consisting of orebodies N0. I and No. IV, which have been and will again be mined through the Capital shaft system;

•	The Central and Budenovskaya veins, which are mined through the shallow No.39 and No.41 shaft systems; and

•	The northern zone, consisting of the October veins, which are exploited through the No.38 and No.40 shafts systems.

The more recently explored Vera zone of rich flat-lying veins lies below the Central zone, and has yet to be fully defined, planned or exploited.

There are also plans to exploit by open pit lower grade shallow resources in three zones, the first of which has already started production.

In addition, it is planned to recover and retreat the old flotation tailings and all the rock dumps through a new treatment plant.

61-0928/MM567	Final V9.0	Page 81
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 5.1: Vertical Schematic Projection Of Aksu Mine

5.2.2	Underground Mine Access

5.2.2.1 Shafts & Capacities

Historically, the Aksu mine produced a combined total, from all ore bodies, of 308kt ore in 1994 and 319kt ore in 1995, compared to a declared capacity of 350kt. Production had ceased at some point in 1996, and was not apparently re-started until after the mines were purchased in 1999.

Current mine hoisting capacity is quoted as 160ktpy for the Capitalnaya shaft, hoisting ore from the Kvartsitoyve Hills ore bodies; 40ktpy from the Budenovskaya (Vera) and Centralnya areas (up shaft No. 39) and 100ktpy from the October & Starateskaya zones, hoisted up the No. 40 shaft, for a current mine total of 300ktpy. Recent underground production was 145kt in 2009 and 148kt in 2010.

No. 38 shaft is to be deepened and equipped with a new winder. No. 41 shaft is currently being deepened and a capital programme is in place for the deepening and equipping of No.

61-0928/MM567	Final V9.0	Page 82
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

39 shaft down to 370ml. The programme also caters for the additional exploration, development and equipment required to bring the Vera zone into production.

Previous mining at Quartz Hills accessed the orebodies via Capital and Flangovaya Shafts and sub-level mining methods were utilised with trackless mining methods. Orebody thickness averaged 45m and it is near vertical in dip. Hoisting was from Capital Shaft, at a rate of 16kt/m from the 420ml. Both Capital and Flangovaya Shafts used cage hoisting with 2t cars. The 431m sub level has been partially developed and no deeper development has yet been completed other than the 480m haulage level. Capital shaft is presently being pumped at a rate sufficient to maintain the water level at 420m Level. It is currently planned to rehabilitate the Flangovaya shaft and headframe and also to rehabilitate and equip the 540m deep Novaya Shaft with a winder and skips, and will be capable of hoisting 300tpa by 2013. Total hoisting capacity will be increased eventually to 800ktpa by 2017.

5.2.2.2 Mining Levels

For the mining of the Quartz Hills ore bodies, it is planned to develop a ramp below the 420m to the 560m, 600m and the 720m levels.

In the zone of the eastern veins, levels will be developed on the 205m, 245m, 285m and 305m levels between shafts 38 and 40.

For the Vera zone, exploration and development will take place over the next 5 years from the 130m down to the 300m level elevation.

5.2.3	Underground Mine Services

5.2.3.1 Ventilation

Fresh air (heated in winter) is downcast in the Ventilation, 39, 40 and 38bis shafts. The foul air is upcast via the Capital, Novaya, Flangovaya, 41 and 38 shafts.

61-0928/MM567	Final V9.0	Page 83
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.2.3.2 Water

Pumping from underground averages 30m3/hr up 39 shaft, using one old and two new pumps. Also 40-45m3/hr is being pumped up Capital shaft using one pump, with two more on standby.

5.2.4	Underground Mining Methods

5.2.4.1 Quartz Hills Ore Zone

As described above, ore extraction at the Quartz Hills orebodies has previously been carried out by means of Sub-Level Open Stoping (SLOS) without backfill. WAI considers this methodology to be sound.

This method of sub-level open stoping will comprise a spiral decline driven on the footwall side of the orebody from the existing development on the 480m Level at a gradient of 1 in 7 to the 720m Level.

Mining horizons are then accessed from this decline at 15m intervals by roadways connecting to a main footwall drive for each level, and stoping blocks are subsequently accessed via cross-cuts from the footwall drive.

Ore and waste will be transported by LHD to ore passes, which connect to the 720m Level where ore will be transported to Capital Shaft by rail for haulage to surface.

The minimum mining width in the stopes will be governed by the size of the LHD and Jumbo Drill Rig (3m). Cross cuts are located 10m apart, giving stope dimensions of 15m high by 10m wide, with stope length delineated by the orebody.

Short access cross-cuts will be mined from each footwall drive to a ventilation raise, which will connect to the 450m and 660m levels.

WAI estimates the dilution for the SLOS stopes to be 20%, with ore losses at 5%.

Figure 5.2 shows the designed SLOS stoping block and detailed development design.

61-0928/MM567	Final V9.0	Page 84
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 5.2: Quartz Hill Sub-Level Open Stope Block (Footwall View)

5.2.4.2 Eastern Veins (38 & 40 shafts)

These veins will be mined by narrow overhand stull mining, in 40m x 40m panels, using jackhammer drills and scrapers.

5.2.4.3 Vera Zone (39 & 41 shafts)

Finalisation of the mining methods to be adopted for the Vera zone awaits further exploration and evaluation. The veins in this area appear to be flatly dipping and of medium thickness (c.6m), so unless this zone is found to be amenable to open pit methods, it will likely be mined by a room and pillar method with subsequent pillar robbing.

61-0928/MM567	Final V9.0	Page 85
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.2.5	Production Estimates

5.2.5.1 Status of Exploration

The Quartz Hills No.1 orebody is well defined and has been wire-framed and modelled for exploitation. This work has not yet been done for the Eastern veins or for the central or the Vera zone veins, the forecast for which should therefore be treated with caution. Production scheduling for these veins is manual, and is dependent on the rate of development and in-depth exploration.

5.2.5.2 Dilutions

Dilution is measured as the amount of waste contained in the ore, expressed as a percentage of the quantity of block grade ore mined. As stated above, WAI estimates a 20% dilution rate for sub level open stoping, due to waste dilution from the hanging wall and the effects of drawing ore from a choked situation in the stope, with a cushion of waste lying above the ore. This compares with the estimate of 10% used by Kazakhaltyn in their reserve model.

The minimum mining width in narrow veins varies from 0.8m in steep veins to 1.2m in flat veins. The actual dilution will therefore depend upon the thickness of the vein in relation to the minimum mining width. For example, mining a 20cm vein in a steep stope will incur a 50/20 = 250% waste dilution, unless the ore reserve is calculated on the average grade over 80cm rather than over 20cm. WAI therefore has increased the estimated dilution adopted by Kazakaltyn for narrow vein stoping from 30% (40% in one case), to 50% throughout. In WAI’s opinion, this estimate will still require the inclusion of minimum mining widths in reserve calculations, as well as careful mining in the stopes.

WAI Comment: It has not been possible to reconcile hoisted grades with individual stopes in order to accurately assess past dilution. However, observations during underground visits in 1996, 2005, 2008 and 2009 indicate that it is not practical to maintain stoping widths at the 0.7m to 1m indicated in the manual reserve calculations. Also, only at Diorite Dyke at Zholymbet is SLOS stoping currently being used. For these reasons, and experience elsewhere, WAI has proposed the above

61-0928/MM567	Final V9.0	Page 86
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

values for dilutions and ore losses. This comment applies equally to stoping at Betsube and Zholymbet.

5.2.5.3 Ore Losses

Kazakhaltyn has adopted a figure of 2% for ore losses throughout all mining methods in its reserve modeling. WAI estimated a 5% ore loss for both mining methods in its March 2010 report on the conversion of seven Kazakhaltyn ore zones to JORC compliant reserves, due mainly to ore left in small pillars, and this is the figure WAI recommends for all underground stoping.

5.2.5.4 Rates of Production

Recent underground production was 145kt in 2009 and 148kt in 2010.

As discussed above, future production rates depend on a number of factors, including:-

•	Quantity of developed reserves;

•	Productivity of stoping method;

•	Tramming & hoisting capacity; and

•	Capacity and suitability of treatment facilities.

WAI Comment: It is necessary to attain a sufficient rate of exploration, and of the development of stope preparation and haulage levels, just to maintain production at a steady rate. Increasing the production rate is strictly dependant on all the above factors being in place in a timely fashion.

5.2.5.5 WAI Production Forecast

The production tonnages forecast for Aksu underground mine proposed by Kazakhaltyn appear to WAI to be achievable and reasonable, provided that the capital programme is undertaken as planned, especially in the increase of hoisting capacity and also in the exploration and planning for the Vera zone. The new flotation plant required for the treatment of ore from Quartz Hills is due for commissioning in 2012, the same year in which

61-0928/MM567	Final V9.0	Page 87
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

production from this orebody is forecast to commence. The ongoing works for rehabilitating the Novaya and Flangovaya shafts and the development of the 520m level haulage are also due to take place in 2011 and 2012.

WAI was informed in November 2009 that ongoing drilling has indicated that the resources anticipated in the Vera zone veins have significantly reduced (from 65t gold to 9t gold). This is at variance with the current Vera resource estimate in the model of 49t gold. This has not impacted the WAI estimate, as a relatively small quantity of Vera ore is mined in the ten year period, beginning in 2012.

WAI has adjusted the grades to conform to the WAI forecasts for mining dilution.

The spreadsheet in Table 5.2 shows WAI’s production forecast for Aksu underground mine, modified by using WAI’s estimated dilutions. The effect of these modifications is to reduce the hoisted grades and thus to reduce estimated annual gold production from underground by some 7% during the ten year period.

Table 5.2: WAI Production Estimate for AKSU Underground (Using WAI Dilutions With Tonnages Unchanged)
Mining zone	Unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Tot kg Au
Capital shaft (Quartz Hills)	kt ore	0	120	150	180	200	200	200	200	200	200
KA Hoisted grade (10% dil)	g/t Au		5.21	5.23	5.16	5.12	5.19	5.09	5.14	5.15	5.12
WAI hoisted grade (20% dil)	g/t Au		4.78	4.79	4.73	4.69	4.76	4.67	4.71	4.72	4.69
WAI contained gold in ore	kg Au	0	573	719	851	939	952	933	942	944	939

38-40 shafts (East veins)	kt ore	100	120	150	150	180	210	250	280	300	300
KA hoisted grade (30% dil)	g/t Au	5.01	5.25	5.94	6.19	6.25	6.18	6.21	6.12	6.18	6.21
WAI hoisted grade (50% dil)	g/t Au	4.34	4.55	5.15	5.36	5.42	5.36	5.38	5.30	5.36	5.38
WAI contained gold in ore	kg Au	434	546	772	805	975	1,125	1,346	1,485	1,607	1,615

39 shaft (Cent and Vera)	kt ore	0	100	200	250	260	280	300	300	300	300
KA hoisted grade (40% dil)	g/t Au		6.12	6.08	6.11	6.18	6.28	6.32	6.28	6.25	6.22
WAI hoisted grade (40% dil)	g/t Au		6.12	6.08	6.11	6.18	6.28	6.32	6.28	6.25	6.22
WAI contained gold in ore	kg Au	0	612	1,216	1,528	1,607	1,758	1,896	1,884	1,875	1,866

Total Aksu underground	kt ore	100	340	500	580	640	690	750	780	800	800
WAI hoisted grade	g/t Au	4.34	5.09	5.41	5.49	5.50	5.56	5.57	5.53	5.53	5.52
WAI contained gold in ore	kg Au	434	1,731	2,707	3,184	3,520	3,835	4,175	4,311	4,426	4,419	32,743

Kazakhaltyn kg gold	kg Au	501	1,867	2,892	3,385	3,756	4,094	4,467	4,626	4,759	4,753	35,099
Difference	kg Au	-67	-136	-184	-201	-235	-260	-292	-314	-333	-334	-2,356
Difference percent	%	-13	-7	-6	-6	-6	-6	-7	-7	-7	-7

61-0928/MM567	Final V9.0	Page 88
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.2.6	Open Pits

5.2.6.1 Planned Open Pits

A number of lower grade, shallow veins in the northern part of the Aksu license area, namely the Kariernaya, Krutaya and Kotenka orebodies have been explored, and these have been scheduled to be exploited by open pit mining, initially to 100m depth.

5.2.6.2 Pit Design

The concept for the new Aksu pit incorporates the reserves of these three ore zones, down to the 100m level, into one large pit. Pre -tripping in the Kariernaya pit is complete, and 88kt and 442kt of ore have been produced in 2009 and 2010 respectively.

A conceptual mining plan has been generated with an overall pit angle of 39° with an initial bench height of 5m. Within the waste, the bench height will be increased to 10m. KG plan to renew existing plant which will then allow the bench height to increase to between 10 and 15m. The proposed depth of the open pit is 100m, within ore, but with overall potential down to 450m if deeper ore proves viable.

WAI Comment: WAI considers that the fundamental method of extraction put forward for the conceptual pit model is justifiable, given the size, morphology and rock conditions anticipated for this type of deposit.

5.2.6.3 Open Pit Production

Within the Aksu mine site there are three main open pits currently planned, Kariernaya/Diagonalny, Krutaya and Kotenka, and all are to be mined successively into a single pit during Stage 1, to a depth of 100m. Subject to further successful exploration drilling, it is projected to deepen these pits to 300m at a later stage.

Production commenced from the Kariernaya pit in 2009, during which year 33kt of waste were mined and 88kt of ore. In 2010, a further 400kt of waste were removed, and 148kt of ore were produced.

61-0928/MM567	Final V9.0	Page 89
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The proposed annual production from all Aksu open pits in the Company model is shown in Table 5.3 below:

Table 5.3: Kazakhaltyn Estimate of Aksu Open Pit Production
	Unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Total rock	kt	1552	2328	3880	3880	3880	10088	16296	16296	15520	15520
Waste	kt	1152	1728	2880	2880	2880	7488	12096	12096	11520	11520
Ore	Kt	400	600	1000	1000	1000	2600	4200	4200	4000	4000
Grade	g/t	1.32	1.38	1.57	1.71	1.73	1.70	1.75	1.73	1.62	1.62
Gold	kg	528	828	1570	1710	1730	4420	7350	7266	6480	6480
(Total contained gold = 38.4t)

This schedule would require a tripling of total movement of ore and waste in 2011 compared to 2010, and doubling again over the next two years. By 2017 total material moved will be ten times that predicted for 2010. This rate of increase is ambitious, and requires larger excavating and hauling equipment than the current fleet of 30t and 55t trucks and 2m3 excavators.

The leasing programme for 2012 includes 3 x Caterpillar 773 (55t) trucks and 2 x Cat 385 (6m3) excavators. A total of US$10.1M has been budgeted for the procurement of pit equipment during the four years to 2014, and a further US$8.5M for stage II commencing in 2015. WAI estimate a total fleet requirement of 16 x 55t trucks for the peak years of production beyond 2017.

The pits have been scheduled to operate for 316 days per year (utilising 2 x 11hr shifts/day), although ore production will only take place over 240 days due to winter climate restrictions. Output from the open pit peaks during August to October before dropping through December and January during the coldest months of the year. This is as a direct consequence of climatic restrictions within the heap leach operation. However, ore is still produced and stockpiled and work is undertaken on stripping waste. The cold weather also has a negative impact on blasting as explosive efficiency is reduced. This period also receives the strongest winds, combined with vast and open topography, resulting in reduced visibility. It is estimated that up to 10 days production is lost during January and February as a result of this.

WAI Comment: It would be more realistic to modify the rate of build-up of total open pit material to create a smoother ramping up of production. According to the capital

61-0928/MM567	Final V9.0	Page 90
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

disbursement programme, the first stage of the new 2Mtpa CIP plant will not be commissioned until April 2014, with the second 4Mtpa stage following in early 2016. WAI therefore proposes a modified open pit ore schedule, shown in Table 5.4 below, together with a reduced waste removal schedule to match:

Table 5.4: WAI Estimate of Aksu Open Pit Production
WAI estimate	Unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Ore	kt	400	500	700	1000	1000	2500	4000	4200	4000	4000
Grade	g/t	1.32	1.38	1.57	1.70	1.72	1.72	1.72	1.72	1.65	1.62
Gold	kg	528	690	1099	1700	1720	4300	6880	6880	6600	6480
(Total contained gold = 36.9t)

This would result in a reduction of 1485kg or 4% of contained gold in the ten year period compared to the VTB model, but is considered to be a more reliable estimate of the achievable rate of production build up to stage II levels.

5.2.7	Mining of Old Flotation Tailings

The Company has assessed the resource contained in the old flotation tailings dump at Aksu as 7.4Mt at just over 1g/t Au. This material has been scheduled to be recovered and treated through the new CIP plant over the four years from 2013 to 2016, at a rate of between 1.8Mt and 2Mt per year.

However, according to the Capital Expenditure schedule, the new plant will not be completed until the end of the second quarter of 2014. WAI proposes therefore to postpone the treatment schedule by eighteen months, thus starting in July 2014.

Mechanical reclamation of the tailings has been adopted. The tailings dams were constructed using a simple spigot deposition without the need to raise the height of the dam. As a result, the tailings deposits are shallow. In addition to this, the winter periods the material becomes frozen. For these reasons it has been decided that hydraulic monitoring would be an unsuitable method of recovering the tailings material and that mechanical reclamation using bulldozers and front end loaders would be more efficient. The material will be transported to a feed hopper, situated at the tailings dam, where it will either be directed to an impact crusher or to a conveyor that will feed a vibrating grizzly screen. The impact crusher will be used only during winter periods to break up any frozen ore to a

61-0928/MM567	Final V9.0	Page 91
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

suitable size to feed the vibrating grizzly. Tramp material will be removed by the vibrating grizzly and sufficient water will be added to re-pulp the tailings. The discharge of the grizzly will gravitate into an agitated sand transfer tank. Pumps installed on the sand transfer tank will direct the slurry to the main plant and the milling section.

5.2.8	Mining of Waste Dumps

With reference to the section on Resources, there is insufficient sampling or other evidence to justify the inclusion of this potential resource in the model, until further drilling and other methods of sampling have been undertaken, in addition to detailed volumetric calculations. This is necessary in order to establish a satisfactory degree of confidence as to the tonnage, and most importantly the grades of the various dumps and parts thereof. This material has therefore been excluded from the WAI estimates of production.

5.2.9	Operating Costs

5.2.9.1 Personnel

The mine is supervised by a Director (General Manager), and reporting to him are the Chief Mining Engineer, the Chief Mine Geologist, the Manager of the treatment plants, the Chief Maintenance Engineer and the heads of mine safety, assaying, warehousing and local accounting. All budgeting, company accounting and procurement and detailed mine planning are performed at the company’s head office in Stepnogorsk.

The total numbers of employees currently working at the Aksu mine are as shown in Table 5.5. These figures include underground and open pit mining, processing and administration.

Table 5.5: AKSU Mine Labour Force (Nov 2010)
Management	Technologists	Services	Skilled/unskilled	Total
35	41	4	961	1041

The forecast number of employees for 2011 is 1130.

61-0928/MM567	Final V9.0	Page 92
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

In the detailed costs for Aksu for 2008 (obtained for the 2010 WAI report on Reserves) the costs for salaries and social taxes amounted to 41% of the total underground mining costs, or c. US$17/t ore.

5.2.9.2 Materials and Consumables

Materials, consumables and spare parts totalled 42% of underground mining costs, or c. US$18/t ore.

The costs of services (Ventilation, compressed air, and technical services) was US$4/t, with the remaining US$3/t spread over other elements.

5.2.9.3 Unit Costs

The unit cost estimates for underground mining in the Company model compare reasonably with WAI’s own estimates prepared for the March 2010 report on reserves. They vary from US$39/t for the sub level open stoping at Quartz Hills to US$49/t for the vein mining at 38-40 and 39-41 shaft areas. The overall average cost used in the model has been escalated for inflation and is just over US$48/t ore mined.

Open pit costs have been estimated at US$2.21/t material (or US$9.1/t ore at strip ratio of 3.1:1), at the 2010 exchange rate. The average (inflated) cost over the life of the pits has been estimated in the model as US$3.35/t material or US$13.75/t ore.

The cost of reclaiming and hauling the old tailings to the repulping plant has been estimated at US$1.33/t before inflation, which looks reasonable.

WAI Comment: The open pit costs are less than for similar sized operations in the USA, which is reasonable in view of the lower labour and fuel costs in Kazakhstan.

61-0928/MM567	Final V9.0	Page 93
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.2.10	Capital Expenditure

5.2.10.1 Expenditure in 2010

A total of US$0.3M Capital Expenditure was spent at Aksu mine during 2010, compared to a planned US$0.9M.

US$170k was spent on underground facilities (rehabilitation at the Capital, 38bis and 41 shafts) and mining equipment (including one LHD, together with locos, loaders, wagons and jackhammers). A further US$100k was spent on the process plant and US$15k on surface facilities.

5.2.10.2 Underground

The Company’s ongoing capital estimates for underground mining re shown in Table 5.6.

Table 5.6: Company Capital Expenditure Estimate for Aksu Underground Mine (US$M)
Zone	2011	2012	2013	2014	2015	5yr total	Next 5yrs	Total
Quartz Hills	2.2	2.9	1.3	0.8	0.0	7.2	0.0	7.2
Veins	0.8	0.95	1.8	1.8	1.5	6.85	1.2	8.05
Vera	0.0	0.6	2.4	1.6	2.5	7.1	39.5	46.6
Total u/g	3.0	4.45	5.5	4.2	4.0	21.15	40.7	61.85

It is notable that two thirds of the total is planned to be spent between years 5 and 10, and is almost solely committed to exploration and development in depth for the exploitation of the Vera zone veins.

In more detail, the capital programme for the first 5 years includes:-

•	Quartz Hills ore bodies.

	•	Deepening the Novaya shaft

	•	Surface works on the Novaya shaft

	•	Rehabilitation of the surface and interior of Flangoya shaft

	•	Ramping and level development from 560m to 720m levels.

61-0928/MM567	Final V9.0	Page 94
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

•	38 and 40 shaft area (eastern veins)

•		Deepening of 38 shaft

	•	Surface works at 38 shaft, including replacement of the winder

	•	Development of lower levels 205m, 245m, 285m & 305m levels

•	Vera zone (39 & 41 shafts)

	•	Exploration

	•	Sinking 39 shaft from 130 to 370m

	•	Development of mining levels from 130m down to 370m levels

	•	Surface buildings

	•	New winder for 39 shaft

5.2.10.3 Open Pit

Equipment procurement costs have been estimated as US$10.1M for 55t trucks, 6m3 excavators, dozers and ancillary items for stage I, to be spent between 2011 and 2014.

A further US$8.5M has been estimated to be spent in 2015 for additional equipment, in preparation for the stage II increase to 4Mtpa planned for 2016.

5.2.10.4 Tailing Reclamation

Capital Expenditure for establishing a repulping facility and pipeline amounting to US$2.65M has been scheduled for the period 2011 to 2015, which will enable treatment to commence in mid 2014 as per the WAI proposal.

5.2.10.5 Rock Dump Reclamation

For the present, WAI recommends that the US$6.1M projected for the reclamation of the waste dumps be removed from the Capital Expenditure programme.

5.2.10.6 Equipment Leasing

In addition to the capital programme, it appears from the model that the Company is planning to lease some items of equipment (for both underground and the open pits) in

61-0928/MM567	Final V9.0	Page 95
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

2011 and 2012 for a total of US$46M. The leasing period is 7 years. It appears from the model that the purchase value of this equipment is included as Capital Expenditure (although it cannot be specifically identified in the Capital Expenditure spreadsheet), and that the costs of leasing are treated as operating costs. The annual repayment costs are shown in the Cash Flow sheet, but cannot be traced in the schedule of operating costs.

5.3	Bestobe Mine

5.3.1	Introduction

The existing underground mine at Bestobe consists of shafts systems and development for the ongoing exploitation of four main mining zones:

•	The Western (Zapadnaya) zone, centred on the Novaya and Capital shafts;

•	The No. 2 shaft zone (upper central);

•	The No. 50 shaft zone (lower central); and

•	The Dalnaya zone.

The three veins presently being mined in the western zone are Ruslan, Yuzhnaya-4 and Yuzhnaya-9. Some veins are also being mined in the Central zone served by shafts 2 and 50.

The company has also explored and evaluated a number of lower grade, shallow veins in the 1008 and 1009 ore zones in the eastern part of the license area, and these have been scheduled to be exploited by a new open pit, initially to 100m depth.

Additionally, it is currently planned to recover all the old flotation tailings and all the existing rock dumps at Bestobe for re treatment in the new process plants.

A schematic section through the Bestobe ore field is shown in Figure 5.3 below.

61-0928/MM567	Final V9.0	Page 96
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 5.3: Schematic Long Section Of Bestobe

5.3.2	Underground Mine Access

5.3.2.1 Shafts and Capacities

The two main shafts Novaya and Ventilation are both 6m diameter, circular and concrete lined, and have been sunk to 880m level with connecting main haulage levels developed on 340, 610, 655 and 700m levels.

Dalnaya Zone is accessed from the Zapadnaya and Ventilation Shafts and hoisting will be up the Zapadnaya shaft from the 340m haulage level. Zapadnaya is rectangular and timber lined and is equipped with a double drum winder for cage hoisting, but has not been utilised for some 15 years. It is designed to hoist from loading pockets below the 340m level and the loading pockets are undergoing rehabilitation and all guides have been replaced.

The deeper Yuzhnaya and Ruslan veins are mined from the Ventilation and Novaya shafts. Ventilation shaft is equipped with twin cages and the Novoya shaft with a cage and counterweight. All hoisting in both shafts is currently in 2t cars, but it is planned complete the installation of twin skips in the second compartment of Novaya shaft during the next

61-0928/MM567	Final V9.0	Page 97
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

three years. The second means of egress will be via Ventilation Shaft, which recently has been used to remove the spoil from blocked haulages between it and Zapadnaya Shaft. The two shafts are connected on 160m and 340m level.

Novaya Shaft is equipped with a large double drum winder, capable of hoisting a 30 man cage from 740m level. A new cage was installed in November 2009. At the shaft top is a partially constructed winder house with a partially assembled double drum winder, which, when completed, will hoist 4t skips in the twin skip compartment. Longer term planning is to rehabilitate Novaya Shaft to the 790m level with a new haulage level on the 790m level, to be driven from Ventilation Shaft.

Within the Central Sector the resources have been accessed from Shaft’s No.2 and 50 and Blind (sub-vertical) shafts 1 and 3. The area served by the No. 2 shaft lies between the 610m and the 430m levels, while the No.50 shaft zone consists chiefly of remnants which lie above the 250m level. Both zones are mined using manual narrow vein open stoping with timber stulls, with each stope producing an average of 30tpd. Ore is hoisted in single 1.2m 3 (2t) tubs in the cages of the No.2 and No.50 shafts respectively.

5.3.2.2 Mining Levels

The western ore zones are exploited using the 160m and 340m level main haulages for the Dalnaya zone, and the 610m, 655m and 700m haulages for the Yuzhnaya and Ruslan veins. Development of the 700m haulage has started from the Ventilation shaft towards Novaya shaft.

The central sector uses the 430m and 610m haulages to connect to Novaya shaft, and will also utilize the 655m level when Slipaya (Blind) shaft no.2 is deepened.

5.3.3	Underground Mine Services

5.3.3.1 Ventilation

In the western section, fresh air is normally downcast through Novaya and Zapadnaya shafts, and exhausted up the No. 3 and 5 shafts.

61-0928/MM567	Final V9.0	Page 98
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

WAI Comment: The mine air heating system has been out of order for at least 18 months and the ventilation circuit is currently being operated in reverse, with the main shaft used as a return airway to avoid freezing of the headframe. Rectification work is planned, with completion planned for the summer of 2011.

In the central area, shafts 2 and 50 downcast fresh air and foul air is upcast in a separate ventilation shaft.

5.3.3.2 Water

Mine water is pumped up Novaya shaft in 3 stages, from the 700m, 610m and 340m level pump stations, in a 220mm diameter rising main. The average pumping rate is 250 –280m3/hr, the lower rate occurring in January and February. A future pump station is planned on the 790m level.

Water from the central section gravitates to the 700m level pumps, whence it is pumped up the Novaya shaft.

5.3.4	Underground Mining Methods

5.3.4.1 Dalnaya

The Dalnaya Zone has previously been mined by sublevel mining from the levels immediately below the Dalnaya Open Pit. Some stope development has also been prepared on the 340m level, but this developed block has not been mined, as it would sterilise future mining reserves.

The Dalnaya Zone has a near-vertical dip and is near-cylindrical in shape, with the WAI mine layout comprising a spiral decline at a gradient of 1 in 7, driven on the northern side of the orebody. This provides access to main mining horizons on the 95m, 120m, 140m, 160m and 185m levels, and to the existing development on the 95m and 210m levels. The design is shown in Figure 5.4 below.

61-0928/MM567	Final V9.0	Page 99
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 5.4: Dalnaya Mining Layout

Given the layout of existing workings and mining horizons, the designed levels are at intervals of either 20m or 25m, and the mining method selected allows for such flexibility.

Mining horizons are accessed by roadways connecting the decline to a main access drive for each level, with stoping blocks subsequently accessed via cross-cuts from this drive.

Ore and waste will be transported by Load-Haul-Dump (LHD) vehicle to ore passes which connect to the 210m level, where ore will be transported to Zapadnaya Shaft by rail for hoisting to surface.

Stope dimensions will be in the region of 15m high by 10m wide. Stope length is delineated by the orebody, although where necessary, stopes have been split in order maintain lengths of less than 30m.

In addition to providing access to mining horizons, connecting roadways to the decline will also provide access to a ventilation raise connecting the 95m and 185m levels, and to the ore and waste passes.

61-0928/MM567	Final V9.0	Page 100
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The design dilution for the Sub Level Open Stoping is 20%. Mining recoveries have been estimated at 95%.

5.3.4.2 Western and Central Zone Vein Mining

The western vein orebodies, Ruslan and Yuzhnaya-4, are both steeply-dipping and are suitable for the application of Stull Stoping. Both orebodies comprise only a small number of 2.5m lifts, and are accessed by existing roadways on the 700m level. Subsequently, drifts will be driven from the 700m level to the 710m level, at a gradient of 1 in 4, to allow a further four lifts to be mined between the 710m and 700m levels. Ore and waste will then be transported along the 700m level to the Novaya Shaft by rail for hoisting to surface. Stopes will run the length of the orebody and have been divided into 40m long sections. Stope bench heights will be 2.5m, with widths of 1.4m to 2.0m. Designed stopes have been attributed a minimum width of 1.4m in order to provide an adequate working space for men and equipment.

The veins in the Central zone are currently being mined by Stull Stoping. The broken ore falls by gravity to the stope bottom where it is moved by scrapers to loading chutes for transfer to underground haulage wagons. Stoping is in two meter lifts.

5.4	Underground Production Estimates

5.4.1	Exploration

90% of the tonnage and 66% of the gold contained in the Central zone resources are in the lower section, and do not match reserve criteria. Thus future production from above the 520m level is severely limited until the lower veins can be upgraded by further exploration.

5.4.1.1 Dilution

As for Aksu, WAI estimates dilutions of 20% for SLOS stoping and 50% for stull mining.

5.4.1.2 Ore Losses

As for Aksu, WAI estimates ore losses of 5% in both methods

61-0928/MM567	Final V9.0	Page 101
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.4.1.3 Rates of Production

Recent underground production was 82kt in 2009 and 141kt ore in 2010.

Beyond 2011, WAI assumes no production from the central area for at least two years, but total tonnages from vein mining remain as in the Company estimate. Production rates from the Dalnaya zone are as estimated in the model.

The resulting WAI estimate of ten years of underground production from the Bestobe mine is shown in Table 5.7.

Table 5.7: WAI Production Estimate For Bestobe Underground, Using WAI Dilution

Mining zone	Unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
												kg Au
Veins (incl Upper Cent, Yuzh &	kt ore	120	150	180	180	180	180	180	180	180	180
Rus)
KA grade (30% dil)	g/t Au	5.28	5.38	5.24	5.65	6.15	5.75	6.05	6.14	6.25	6.28
WAI grade (50% dil)	g/t Au	4.58	4.66	4.54	4.90	5.33	4.98	5.24	5.32	5.42	5.44
WAI gold in ore	kg Au	549	699	817	881	959	897	944	958	975	980

Dalnaya	kt ore	60	100	120	120	120	120	120	120	150	150
KA grade (10% dil)	g/t Au	3.70	3.61	3.57	3.57	3.57	3.57	3.57	3.57	3.57	3.57
WAI grade (20% dil)	g/t Au	3.39	3.31	3.27	3.27	3.27	3.27	3.27	3.27	3.27	3.27
WAI gold in ore	kg Au	204	331	393	393	393	393	393	393	491	491

WAI total Bestobe underground	kt ore	180	250	300	300	300	300	300	300	330	330
WAI hoisted grade	g/t Au	4.18	4.12	4.03	4.25	4.51	4.30	4.46	4.50	4.44	4.46
WAI contained gold in ore	kg Au	753	1,030	1,210	1,274	1,352	1,290	1,337	1,351	1,466	1,471	12,532

Kazakhaltyn kg gold	kg Au	856	1,17	1,37	1,44	1,53	1,46	1,51	1,53	1,66	1,66	14,230
			7	6	5	5	3	7	4	1	6
Difference	kg Au	-103	-147	-166	-171	-183	-173	-181	-183	-195	-195	-1,698
Difference percent	%	-12	-12	-12	-12	-12	-12	-12	-12	-12	-12

Thus, annual gold production from Bestobe underground would be reduced in the WAI estimate by 12% compared with the Company model.

61-0928/MM567	Final V9.0	Page 102
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.4.2	Open Pit

5.4.2.1 Pit design

The pit operation has 10m benches, reducing to a height of 5m in ore, although where there is structural complexity and/or the ore requires it this is reduced to 2.5m. This also reduces ore loss and dilution during ore extraction to an optimum 3.5% and 5% respectively.

Where possible, within waste rock, the bench height is increased to 10m, although a working platform of between 40m and 50m will be maintained along with 5m safety berms. Bench angles are maintained at between 35° and 39° in both waste and ore, making the resultant downward advance of production to be in the order of 13m per year. Haul roads will maintain a minimum passing width of 17m. The resultant open pit excavation will have a width of 350m and length of 680m.

5.4.2.2 Pit Production

WAI was informed during the recent site visit that mining from the Bestobe open pit has been suspended for 2011. This is apparently due to the lack of a government permit to mine the sulphides which are present below the current depth of 30m, and also due to the impact of blasting operations on nearby houses. As soon as results of latest drilling back from Alex Stewart (mid 2011) a fresh permit would be applied for, anticipating 3-4 months for permission. This statement is at variance with the KA production schedule which estimates pit production as in Table 5.8.

Table 5.8: Kazakhaltyn Estimate for Bestobe Open Pit Production

	Unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Total rock	Kt	1648	2472	2472	2472	1648	6180	10300	10551	10300	Nil
Waste	Kt	1248	1872	1872	1872	1248	4680	7800	7990	7800	Nil
Ore	Kt	400	600	600	600	400	1500	2500	2561	2500	Nil	11661
Grade	g/tAu	1.60	1.55	1.65	1.60	1.64	1.50	1.52	1.54	1.54	Nil
Cont gold	kg	640	930	990	960	656	2250	3800	3944	3849	Nil	18019

61-0928/MM567	Final V9.0	Page 103
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

WAI Comments:

•	The estimate for 2011 should be reduced. Production is unlikely to be restarted until after the Altyn Group regain control of the company, so at least four months production would be lost.

•	It is planned to continue to treat the open pit ore by heap leaching from 2011 to 2018, but the increased production from 2016 onwards is to be treated in the new CIL plant built to treat old tailings, after the tailings are exhausted, which occurs at the end of 2016.

•	The current model exceeds the 2Mtpa capacity of the CIL plant by 1.1Mt in 2016, due to the addition of ore from the open pit. WAI therefore proposes that this increase be postponed by one year to 2017.

•	It is not clear why production dips from 600ktpa to 400ktpa in 2015.

•	As a result of these comments, WAI estimate of pit production is shown in Table 5.9, allowing production to continue with fewer fluctuations until early 2021. Grades have been approximated to match the KA grades.

Table 5.9: WAI Revised Estimate for Bestobe Open Pit Production

WAI	Unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
Estimate
Ore	kt	200	600	600	600	600	600	2000	2000	2000	2000	400	11600
Grade	g/t	1.62	1.62	1.62	1.62	1.62	1.52	1.52	1.52	1.53	1.53	1.53
Gold	kg	324	972	972	972	972	972	3040	3040	3060	3060	612	17996

5.4.2.3 Tailings Recovery

The old tailings dam at the Bestobe mine is in the order of 950 x 1400m in area and approximately 5.0m thick on average. The total area is in the region of 1.0Mm 2, for an approximate volume of 5.0Mm 3.

The old tailings will be mixed on site with water to form a slurry that will then be pumped (2.5km) to feed the processing plant. Where tailings are removed an area is consequently made available for the deposition of new tailings material from the processing plant. This operation has been started, old tailings are being stockpiled and made ready for processing.

61-0928/MM567	Final V9.0	Page 104
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.4.3	Mining of Rock Dumps

The waste dumps clearly contain a gold resource. However, until the volumes, bulk densities and grade distribution are clearly defined this resource should remain unclassified, and therefore no production will be attributed to this source in the ten year estimates. In the opinion of WAI no truly representative sampling has been conducted in terms of grade distribution and volume measurements. In order to investigate the waste dumps as a resource and delimit the various ore types, grade distribution and tonnages, a costly and time consuming exercise will need to be implemented.

5.4.4	Operating Costs

5.4.4.1 Personnel

As at Aksu, the mine is supervised by a Director (General Manager), and reporting to him are the Chief Mining Engineer, the Chief Mine Geologist, the Manager of the treatment plants, the Chief Maintenance Engineer and the heads of mine safety, assaying, warehousing and local accounting. All budgeting, company accounting and procurement and detailed mine planning are performed at the company’s head office in Stepnogorsk.

The total numbers of employees currently working at the Bestobe mine are as shown in Table 5.10. These figures include underground and open pit mining, processing and administration.

Table 5.10: Bestobe Mine Labour Force (Nov 2010)

Management	Technologists	Services	Skilled/unskilled	Total
83	49	9	1309	1450

The forecast total number of employees for 2011 is 1332.

In the detailed costs for Bestobe for 2008 (obtained for the 2010 WAI report on Reserves) the cost of salaries and social taxes amounted to 34% of the total underground mining costs, or c. US$8/t ore.

61-0928/MM567	Final V9.0	Page 105
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.4.4.2 Materials and Power

Materials, consumables, spare parts and lubricants accounted for 25% of mining costs. Electric power accounted for a high 40% of underground costs.

WAI Comment: This is much higher than the 2% recorded at Aksu, and is possibly explained by differences in allocations of costs.

5.4.4.3 Unit Costs

Table 5.11 shows a comparison of WAI 2009 estimates for underground mining with the KA estimates used in the model.

Table 5.11: Underground Mining Costs ($US/t ore)

Zone	WAI 2009 est	KA base costs	KA LOM average (inflated)
Vein mining	44	49	57
Dalnaya	30	40	42
Whole mine			53.5

Open pit costs have been estimated at US$2.21/t material at 2010 exchange rate, but the average (inflated) cost over the life of the pits has been estimated in the model as US$3.33/t material, or US$13.65/t ore (at 3.1:1 strip ratio). The uninflated cost of reclaiming and hauling the old tailings to the repulping plant has been estimated at US$1.33/t is reasonable.

5.4.5	Capital Expenditure

5.4.5.1 Expenditure in 2010

A total of US$0.5M was spent at Bestobe during 2010, compared to a forecast of US$0.62M. US$0.2M was spent on mining, including new underground equipment. A further US$0.22M was spent on the treatment plants.

61-0928/MM567	Final V9.0	Page 106
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.4.5.2 Underground Mine

The Kazakhaltyn capital estimates for underground mining at Bestobe are shown in Table 5.12.

Table 5.12: KA Capital Expenditure Estimate for Bestobe Underground Mine (US$M)

Zone	2011	2012	2013	2014	2015	5yr total	Next 5yrs	Total
Veins	3.5	7.0	7.0	1.1	1.1	19.7	2.0	21.7
Dalnaya	1.5	1.2	1.0	0	0	3.7	0	3.7
Total u/g	5.0	8.2	8.0	1.1	1.1	23.4	2.0	25.4

Capital costs for the mining of the Yuzhnaya and Ruslan veins include:

•	Rehabilitation of the Novaya and Ventilation shafts below 745m to the 880m level;

•	Connecting drives on the 745m, 790m, 835m and 880m levels;

•	Surface works on the Novaya shaft including twin skips and completion of rock winder, to be completed by the end of 2013;

•	Other development from the Ventilation and Novaya shafts; and

•	Deepening of Slipaya 2 shaft to the 700m level.

Capital Expenditure for the central zone includes deepening the central Slipaya shaft to the 655m level and connecting with Novaya shaft.

Capital Expenditure for the Dalnaya zone is all allocated to exploration and development below the 106m level during the next three years, including the 205m, 250m, 295m, and 340m levels

5.4.5.3 Open Pit

Open pit capital costs allow US$2.8M for additional pre-stripping between 2011 and 2014, as well as additional mining equipment, all for the N1008, N1009 and N1022 pits between 2015 and 2017 – a total of US$10M.

61-0928/MM567	Final V9.0	Page 107
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.4.5.4 Tailings Reclamation

A total of US$2.15M over the next three years has been estimated for the construction of the pipeline and repulp plant.

5.4.5.5 Rock Dump Reclamation

A sum of US$4.5M has been allocated for the purchase of mobile equipment for the reclamation and transportation of dump rock, in 2014 and 2015. This will be excluded from WAI’s ten year model.

5.4.5.6 Leasing

In addition to the capital programme, it appears from the model that the Company plan to lease some items of equipment for both underground and the open pits in 2011 and 2012 at a cost of US$30M. The leasing period is 7 years. It also seems from the model that the purchase value of this equipment is included as Capital Expenditure (although it cannot be identified in the Capital Expenditure spreadsheet), and that the costs of leasing are treated as operating costs. The annual repayment costs are shown in the Cash Flow sheet, but cannot be traced in the schedule of operating costs.

5.5	Zholymbet Mine

5.5.1	Introduction

The existing underground mine at Zholymbet consists of shafts systems and development for the ongoing exploitation of two main mining zones:

•	The Diorite Dyke in the upper zone; and

•	The Deep Horizons of the lower ore zone (including the September, Fevral, No. 122 & 133 and Bolatovskaya veins).

Total production from underground is currently c.250ktpa, with 150ktpy coming from Diorite Dyke and 100ktpy from the lower multi-vein zones.

61-0928/MM567	Final V9.0	Page 108
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The company has also explored and evaluated a number of lower grade, shallow veins in the central part of the license area to the west of the underground mine, including Area 5, the Central zone and the Quartzy zone, and these have been scheduled to be exploited by open pit.

Another potential open pit lies 8km distant to the north-east, at Yuzhnoe Karaultebe. This shallow deposit is still being explored and there is a 250kt stockpile of oxide ore.

Additionally, it is planned to recover all the old flotation tailings and all the existing rock dumps at Zholymbet for re treatment in the new process plants.

A schematic section through the Zholymbet ore field is shown in Figure 5.5 below.

Figure 5.5: Schematic Section For Zholymbet

5.5.2	Underground Mine Access

Access to the mine is provided by Central Shaft to 480m Level and Shaft No.6 to 215m level, using blind sub-vertical shafts as the second means of egress. The main haulage level is at 430m Level with a loading station to Central Shaft. Two new shafts Glubokaya (Deep) and Ventilation Shaft have been sunk to 1000m depth, but are yet to be fully equipped.

61-0928/MM567	Final V9.0	Page 109
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The 6m diameter concrete lined Central shaft is equipped with two winders providing skip and cage services to 430m level. The ore is hoisted in twin 2m3 skips, and the nominal shaft capacity is 0.5Mtpy. This shaft provides the main artery into the underground mine including pumping, hoisting and services.

Capital Expenditure is planned for the rehabilitation of Central, Ventilation and the No.6 Shafts and blind shafts No.3 and No.4, and also for the lease-purchase of underground equipment, LHD, drill rings, locomotives and wagons.

The Glubokaya (Deep) shaft, which is also sunk to the 680m level has a winder, but no skips or cages. In the longer term, access to the mine will be via Glubokaya and Ventilation Shafts, both of which have been sunk to 1010m. Glubokaya Shaft requires a headframe and new winder, shaft furniture and skips. The deep shaft rehabilitation is estimated to require three years and will result in a hoisting capacity of 500ktpm. To achieve this:

•	The Glubokaya and Ventilation shafts will be equipped with the necessary conveyances for hoisting rock;

•	The main haulage levels below the 680m level will be developed between the two shafts and to the orebody;

•	A new pump station on the 1200m level will be developed; and

•	An ore and waste pass system and loading pockets will be installed.

5.5.3	Underground Mine Services

5.5.3.1 Ventilation

Fresh air is downcast via the Central shaft to the 480m level and thence to the 680m level via the two sub-vertical shafts. Used air is exhausted up the Ventilation shaft, which is equipped with a large fan.

Fresh air is electrically heated at Central shaft to at least +2o in winter.

61-0928/MM567	Final V9.0	Page 110
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.5.3.2 Mine Drainage

Pump stations are provided on the 430m Level at Central Shaft and at the 560m Level at Blind Shaft No.4.

Water inflow varies from about 170m3/hr in the spring to 50m3/hr in the dry seasons. It is collected on the 680m level, whence it is pumped to the 430m level.

5.5.4	Underground Mining Methods

5.5.4.1 Diorite Dyke

The Diorite Dyke orebody lies above the 200m level and below the old Zholymbet open pit. It has a near vertical dip and its thickness varies from 35m to 70m. Sub levels are mined at 20m vertical intervals, and ore is collected on the 300m level below.

The Diorite Dyke is presently being mined on the 198m and 215m levels. The base of the open pit was at 115m and was completed in 1965.

The Diorite Dyke orebody is being mined by sub level open stoping (SLOS) with ramp access for the Load-haul-dump diesel machine to the workings on 198m level from the 135m level. The ramp to the 230m and 215m sub levels has been developed and some stopes have been mined on the 215m sub level.

Each stope can produce an average 500tpd. All production and development are lashed using two 2m3 LHD’s, with a third one on standby.

5.5.4.2 Deep Horizons (Fevral, Bolatovskaya and September Veins)

The vertical to near vertical veins at Zholymbet have traditionally been individually mined by Stull stoping. More recently, mineralised zones adjacent to the high grade veins have been identified, allowing for a widening of the mineable zones. These thicker, combined veins will therefore be mined by SLOS mining methods with ore passes and scraper cleaning. Ore is currently hoisted up the No.3 and No.4 sub-vertical shafts to the 430m level, where it is trammed to the Central shaft for hoisting. Central shaft also hoists about 100ktpy of waste.

61-0928/MM567	Final V9.0	Page 111
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.5.5	Underground Production

The underground mine produced 206kt in 2009 and 157kt in 2010.

The current Company estimates for underground production from Zholymbet for the next ten years are shown in Table 5.13.

Table 5.13: WAI Production Estimate For Zholymbet Underground, Using WAI Dilution (Tonnes Unchanged)

Mining zone	Unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
												kg Au
Diorite Dyke	kt ore	210	210	210	210	150	117
KA grade (10%	g/t Au	3.68	3.68	3.68	3.68	3.68	3.68
dilution)
WAI grade (20%	g/t Au	3.37	3.37	3.37	3.37	3.37	3.37
dilution)
WAI gold in ore	kg Au	708	708	708	708	506	395

Lower horizons	kt ore	90	120	180	250	300	350	200
KA grade (10%	g/t Au	5.75	5.65	6.41	6.43	6.47	6.34	6.31
dilution)
WAI grade (20%	g/t Au	5.27	5.18	5.88	5.89	5.93	5.81	5.78
dilution)
WAI gold in ore	kg Au	474	622	1,058	1,474	1,779	2,034	1,157

WAI total Zholymbet	kt ore	300	330	390	460	450	467	200
underground
WAI hoisted grade	g/t Au	3.94	4.03	4.53	4.74	5.08	5.20	5.78
WAI contained gold in ore	kg Au	1,183	1,330	1,766	2,182	2,285	2,429	1,157				12,332

Kazakhaltyn kg gold	kg Au	1,290	1,451	1,927	2,380	2,493	2,649	2,524	2,844	3,449	3,449	24,456
Difference	kg Au	-107	-121	-161	-198	-208	-220	1,367	2,844	3,449	3,449	12,124
Difference percent	%	-8	-8	-8	-8	-8	-8	-54	-100	-100	-100	-50

WAI Comment: The dilution for the SLOS method has been increased by WAI from 10% to 20%, resulting in an 8% reduction in hoisted grades. In addition, production in years 2019 and 2020 has been restricted to 500tpa, the anticipated maximum shaft capacity after completion of all capital works. The net effect over the ten year period is to reduce the contained gold by 11%.

61-0928/MM567	Final V9.0	Page 112
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.5.6	Open pit

5.5.6.1 Pit Design

Current open pit production comes from Area 5, an extension of the old Diorite Dyke pit, and is to be followed by mining another small pit in the Central zone.

A conceptual mine plan and mining reserve has been generated for an overall pit angle of 39° with an initial bench height of 5m, reduced to 3m within ore body, based on the technical limits of the current plant and equipment. There are plans in the capital programme to renew existing plant which will then allow the bench height to increase to between 10-15m.

To the west of the underground mine there is a 4.5km long shallow deposit known as the Quartzy zone, which is being evaluated for exploitation as a large open pit. However, this will involve the displacement of a large number of buildings including houses, for which compensation and re-housing have to be arranged.

Further evaluation is being undertaken of the potential pit at Yuzhnoe Karaultebe, 14km away. Metallurgical tests show that his deposit is amenable to heap leaching.

5.5.6.2 Pit Production

Planned production from all pits, as forecast in the KA/VTB model is shown in Table 5.14.

Table 5.14: Kazakhaltyn Estimate for Zholymbet Open Pit Production

	Unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Total rock	Kt	310	543	427	132	7760	14104	15520	15520	15520	15520	85356
Waste	Kt	230	403	317	98	5760	10469	11520	11520	11520	11520	63357
Ore	Kt	80	140	110	34	2000	3635	4000	4000	4000	4000	21999
Grade	g/tAu	1.82	1.84	1.85	1.78	1.90	1.72	1.72	1.72	1.72	1.72	1.74
Cont gold	kg	146	258	204	61	3800	6252	6880	6880	6880	6880	38241

From 2011 to 2014, open pit ore will come from the No 5 and Central pits and be treated in the existing CIP plant. From 2015, it is assumed that all pit production will emanate from the long Quartzy zone pit, with an additional 13Mt being scheduled over the subsequent four

61-0928/MM567	Final V9.0	Page 113
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

years to 2024. This ore is scheduled to be treated in the new CIL plant, which will be built for treating old tailings. According to the disbursement schedule of Capital Expenditure, the new 2Mtpa CIP plant will be commissioned at the end of 2014, and its expansion to 4Mtpa by 2016.

WAI Comments: It appears from the schedule that the new large Quartzy pit is planned to start production in 2015 with 2Mt of ore in the first year, and is to rapidly expand to 4Mt by 2017.

Fundamentally, there are no GKZ approved (nor JORC) resources or reserves for the Quartzy Zone, and it therefore remains uncertain as to the economic viability of this potential pit.

Considering the above, WAI has restricted production from Zholymbet open pits to the better known Central and Area 5 and at this time, ignored any production from Quartzy zone which may provide future feed.

WAI has notionally rescheduled pit production to match expected plant capacity, the results of which are shown in Table 5.15 below.

Table 5.15: WAI Estimate Of Zholymbet Open Pit Production (Notional)

WAI
estimate	Unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Ore	kt	80	100	100	100	1500	3000	3000	3000	4000	14880
Grade	g/t	1.82	1.84	1.85	1.78	1.90	1.72	1.72	1.72	1.72	1.73
Gold	kg	146	184	185	178	2850	6000	6000	6000	8000	29543

5.5.7	Tailings Reclamation

There appears to be a contradiction in the business model, as the Capital Expenditure programme shows that the 2Mtpa CIL plant will not be completed until late in 2014. However, the model has also scheduled reclamation and treatment of old flotation tailings to commence in 2013 at 1.9Mtpa. WAI proposes that the start of tailings treatment therefore be postponed by two years, to begin in 2015.

61-0928/MM567	Final V9.0	Page 114
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.5.8	Dump Rock Reclamation

The waste dumps clearly contain a gold resource. However, until the volumes, bulk densities and grade distribution are clearly defined this resource should remain unclassified, and therefore no production will be attributed to this source in the ten year estimates. In the opinion of WAI no truly representative sampling has been conducted in terms of grade distribution and volume measurements. In order to investigate the waste dumps as a resource and delimit the various ore types, grade distribution and tonnages, a costly and time consuming exercise will need to be implemented.

5.5.9	Operating Costs

5.5.9.1 Personnel

As at Aksu and Bestobe, the mine is supervised by a Director (General Manager), and reporting to him are the Chief Mining Engineer, the Chief Mine Geologist, the Manager of the treatment plants, the Chief Maintenance Engineer and the heads of mine safety, assaying, warehousing and local accounting. All budgeting, company accounting and procurement and detailed mine planning are performed at the company’s head office in Stepnogorsk.

The total numbers of employees currently working at the Zholymbet mine are as shown in Table 5.16. These figures include underground and open pit mining, processing and administration.

Table 5.16: Zholymbet Mine Labour Force (Nov 2010)

Management	Technologists	Services	Skilled/unskilled	Total
62	43	9	910	1024

The forecast number of employees for 2011 is 1120.

5.5.9.2 Unit costs

Table 5.17 shows a comparison of WAI 2009 estimates for underground mining with the Company estimates used in the model.

61-0928/MM567	Final V9.0	Page 115
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 5.17: Zholymbet Underground Mining Costs (US$/t Ore)

Zone	WAI 2009 est	KA base costs	KA LOM average (inflated)
Diorite Dyke	20	40	44
Lower veins	30	49	56
Mine average			54.9

Open pit costs have been estimated at US$2.2/t material at 2010 exchange rate. The average inflated cost over the life of the pits has been estimated in the model as US$3.3/t material, or US$11.6/t ore. The LOM stripping ratio is 2.5:1.

The cost of reclaiming and hauling the old tailings to the repulping plant has been estimated at US$1.33 /t which appears to be reasonable.

5.5.10	Capital Expenditure

5.5.10.1 Capital Expenditure 2010

A total of US$0.42M was spent at Zholymbet in 2010, compared to a forecast of US$1.17M. US$0.36M of this was spent on rehabilitating the Central and Ventilation shafts, and US$0.05M on underground equipment.

5.5.10.2 Underground Mine

The Company capital estimates for underground mining at Zholymbet total US$45M for the LOM. A breakdown of the first ten years is shown in Table 5.18.

Table 5.18: Company Capital Expenditure Estimate For Zholymbet
Underground Mine (US$M)

Zone	2011	2012	2013	2014	2015	5yr total	Next 5yrs	Total 10yrs
Diorite Dyke	1.5	0.9	0.4	0.4	0.3	3.5	0	3.5
Lower veins	2.5	4.8	6.5	6.5	4.8	25.1	16.5	41.6
Total u/g	4.0	5.7	6.9	6.9	5.1	28.6	16.5	45.1

Capital cost items during the first five years include:-

•	Development for the Diorite Dyke zone between the 240m and 304m levels;

61-0928/MM567	Final V9.0	Page 116
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

•	Rehabilitation of the surface works at Ventilation shaft and replacing the winder;

•	Rehabilitation of the Glubokaya shaft surface works; and

•	Rehab of the interiors of the Ventilation and Glubokaya shafts.

Expenditure scheduled during years 5 to 10 is for the development of the lower levels, below the 800m level.

5.5.10.3 Open Pit

For the open pits, US$6.5M has been estimated for the purchase of mining equipment, and a further US$10.2M for the replacement of houses and buildings at the site of the pit.

5.5.10.4 Tailings Reclamation

A sum of US$0.7M has been allocated for the construction of a pipeline and repulping plant for the old tailings reclamation, and a further US$2.1M for “mining and transportation of the tails”. This latter sum may be an operating cost.

5.5.10.5 Rock Dump Reclamation

The sum of US$6.5M for the purchase of equipment for this job will be excluded from the WAI estimate, as the dumps do not yet constitute a resource.

5.5.10.6 Leasing

In addition to the capital programme, it appears from the model that the Company plan to lease some items of equipment for both underground and the open pits in 2011 and 2012 at a cost of US$28.3M. The leasing period is 7 years. It appears from the model that the purchase value of this equipment is included as Capital Expenditure and that the costs of leasing are treated as operating costs. The annual repayment costs are shown in the Cash Flow sheet, but cannot be traced in the schedule of operating costs.

61-0928/MM567	Final V9.0	Page 117
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

5.6	Reserves

Mine planning and scheduling for the underground resources, which were derived using the Datamine software, were undertaken in early 2010 using Mine2-4D. The parameters used in the reserve estimation vary by mining method, but have used a gold price of US$750/oz which is recognised as a conservative approach.

In contrast, the open pit resources, which were derived in early 2011, again using Datamine software, were transferred to reserves at a US$1,000/oz gold price using NPV Scheduler for the pit optimisation.

The reserve estimates, prepared in accordance with JORC (2004) for the open pit and underground mineralisation are shown in Table 5.19 and Table 5.20 respectively.

61-0928/MM567	Final V9.0	Page 118
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 5.19: WAI Open Pit Ore Reserve Estimation (JORC, 2004)

		Proven				Probable				Proven + Probable
Mine	Deposit	Tonnes				Tonnes				Tonnes
		(kt)	Au g/t	Au kg	Au oz	(kt)	Au g/t	Au kg	Au oz	(kt)	Au g/t	Au kg	Au oz
Aksu	Open Pits (HL)					778	1.36	1,060	34,085	778	1.36	1,060	32,975
	Open Pits (CIL)					16,929	1.88	31,780	1,021,765	16,929	1.88	31,780	988,482
Sub-totals						17,707	1.85	32,841	1,055,850	17,707	1.85	32,841	1,055,850

	Budenovskiy (Oxide)					314	2.63	824	26,494	314	2.63	824	26,494
	Budenovskiy (Sulphide)					551	5.73	3,159	101,553	551	5.73	3,159	98,245
Sub-totals						864	4.61	3,983	123,876	864	4.61	3,983	123,876

	Aksu Tailings	3,386	1.05	3,542	113,866	3,740	1.07	4,011	128,972	7,126	1.06	7,553	242,838

Bestobe	Open Pits (HL)					2,037	1.52	3,088	99,267	2,037	1.52	3,088	99,267
	Open Pits (CIL)					8,371	1.71	14,282	459,190	8,371	1.71	14,282	444,233
Sub-totals						10,408	1.67	17,370	540,266	10,408	1.67	17,370	540,266

	Bestobe Old Tailings	554	2.13	1,183	38,043	45	1.84	83	2,658	599	2.11	1,266	40,701
	Bestobe New Tailings					6,984	0.83	5,804	186,591	6,984	0.83	5,804	186,591

Zholymbet	Zholymbet Tailings					3,538	1.24	4,374	140,635	3,538	1.24	4,374	140,635

Totals		3,940	1.20	4,725	151,909	43,287	1.58	68,465	2,201,210	47,227	1.55	73,190	2,300,461

61-0928/MM567	Final V9.0	Page 119
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 5.20: WAI Underground Reserve Estimation (JORC, 2004)

		Proven				Probable				Proven + Probable
Mine	Deposit	Tonnes				Tonnes				Tonnes
		(kt)	Au g/t	Au kg	Au oz	(kt)	Au g/t	Au kg	Au oz	(kt)	Au g/t	Au kg	Au oz
Aksu	Quartz Hills	2,069	5.05	10,450	336,004	275	4.82	1,323	42,545	2,344	5.02	11,773	378,549

Bestobe	Dalnaya					635	2.85	1,809	58,168	635	2.85	1,809	58,168
	Ruslan					7	11.68	84	2,701	7	11.68	84	2,701
	Yuzhnaya-4					21	9.18	190	6,123	21	9.18	190	6,123

Zholymbet	Diorite Dyke					203	3.39	689	22,161	203	3.39	689	22,161
	Bolotovskaya
						333	9.08	3024	97,235	333	9.08	3,024	97,235
	Vein
Totals		2,069	5.05	10,450	336,004	1,474	4.83	7,120	228,933	3,543	4.96	17,570	564,937

61-0928/MM567	Final V9.0	Page 120
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

WAI Comment: the open pit reserves represent a fair assessment of the current potential of the near surface mineralisation. However, with modest infill drilling, there is every opportunity that a significant proportion of the Inferred mineralisation will upgrade to Indicated or Measured and ultimately reserve status. At the same time, other important mineralised zones such as Quartzite Zone at Zholymbet, require further work to properly demonstrate their worth.

In contrast, the underground reserves only represent a small proportion of the available mineralisation, which is primarily due to the tradition of not delineating appreciable forward reserves, a situation which is unlikely to change. In addition, mineralisation within the deeper levels at Zholymbet and Bestobe, where insufficient data are available to even classify these resources as Inferred, is clearly continuous at depth, although not currently featuring in either the Company resource or reserve inventory.

5.7	Mining Section Summary and Conclusions

5.7.1	Production estimates

•	Recent production

The comparison between the actual total gold produced from all three mines for the years 2009 and 2010 with the estimate contained in the Company 2005 Business Plan is shown in Table 5.21.

Table 5.21: Actual And Planned Production For 2009 And 2010

	Units	2009	2010
KA 2005 Business Plan	K Oz gold	21194	23001
Actual production	K Oz gold	2261	3436
Difference	K Oz gold	-18933	-19565
% achieved	%	10.7	14.9

•	Ten year forecast.

Table 5.22 shows WAI’s 10yr estimate for total ore mined from all sources, and the total gold contained in ore for all three mines.

61-0928/MM567	Final V9.0	Page 121
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 5.22: WAI Production Estimate For Aksu, Bestobe & Zholymbet Combined

Mining zone	Unit	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total kg Au
Aksu u/g - ore	kt			100	340	500	580	640	690	750	780	800	800
Cont gold	kg			434	1731	2707	3184	3520	3835	4175	4311	4426	4419	32742
Aksu o/p - ore	kt			400	500	700	1000	1000	2500	4000	4200	4000	4000
Cont gold	kg			528	690	1099	1700	1720	4300	6880	6880	6600	6480	36877
Aksu tails - ore	kt			0	0	1800	2000	1800	1810	0	0	0	0
Cont gold	kg			0	0	1847	2062	1847	1857	0	0	0	0	7613
Total Aksu - ore	kt	232	590	500	840	3,000	3,580	3,440	5,000	4,750	4,980	4,800	4,800	35,690
cont gold	kg	807	1173	962	2,421	5,653	6,946	7,087	9,992	11,055	11,191	11,026	10,899	77,232

Bestobe u/g - ore	kt			180	250	300	300	300	300	300	300	330	330
Cont gold	kg			753	1030	1210	1274	1352	1290	1337	1351	1466	1471	12534
Bestobe o/p - ore	kt			200	600	600	600	600	600	2000	2000	2000	2000
Cont gold	kg			324	972	972	972	972	972	3040	3040	3060	3060	17384
Bestobe Tails - ore	kt			0	0	1950	1950	1950	1967	0	0	0	0
Cont gold	kg			0	0	1842	1842	1842	1858	0	0	0	0	7384
Bestobe total - ore	kt	270	546	380	850	2850	2850	2850	2867	2300	2300	2330	2330	21907
Cont gold	kg	923	1523	1077	2002	4024	4088	4166	4120	4377	4391	4526	4531	37302

Zholymbet u/g - ore	kt			300	330	390	460	450	467	200
Cont gold	kg			1183	1330	1766	2182	2285	2429	1157				12332
Zholymbet o/p - ore	kt			80	100	100	100	1500	3000	3000	3000	4000
Cont gold	kg			146	184	185	178	2850	6000	6000	6000	8000		29543
Zholymbet Tails - ore	kt			0	0	1900	1900	1900	439	0
Cont gold	kg			0	0	2333	2333	2333	529	0				7528
Total Zholymbet - ore	kt	261	308	380	430	2390	2460	3850	3906	3200	3000	4000		52210
Cont gold	kg	1279	1528	1329	1514	4284	4693	7468	8958	7157	6000	8000		49403

3 Mine total - ore	kt	763	1444	1,260	2,120	8,240	8,890	10,140	11,773	10,250	10,280	11.130	7,130	81,213
Cont gold	kg	3009	4224	3368	5937	13961	15727	18721	23,070	22,589	21,582	23,552	15,430	163,937

Comparisons
Company model - Au in ore	kg			5018	7862	17901	19382	23804	29185	30349	30904	29830	25929	220164

The total contained gold in ore mined is compared with the estimates given in the Company model.

WAI Comments: It can be seen that WAI’s estimate for total contained gold is 25% less than the Company model. Although technically feasible, the required ramp up of ore production by a factor of 6 during the first 3 years is an ambitious plan, and will require prompt execution of all capital programmes. Rapid hiring and training of new workers, and detailed and meticulous planning will be vital.

5.7.2	Operating Expenditure

It appears from the model that a factor of 1.3 has been applied to inflate the annual operating costs. A summary of the average LOM unit costs used in the Company model are shown in Table 5.23.

61-0928/MM567	Final V9.0	Page 122
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 5.23: Inflated Mining Unit Costs In KA Model

Sector	Unit	Aksu	Bestobe	Zholymbet
Underground	US$/t ore	47.60	53.50	54.9
Open pit	US$/t ore	13.75	13.65	11.60
Tailings reclaim	US$/t ore	1.55	1.55	1.55

WAI Comment: Equivalent unit costs for similar operations in North America in 2010 (uninflated) would be around US$45/t for underground and US$15/t for open pit. Allowing for the less expensive labour and fuel costs in Kazazkhstan, counteracted by the application of inflation factors over the LOM, these estimates seem to be reasonable.

5.7.3	Capital Expenditure and Leasing

5.7.3.1 Capital Estimates

Capital spend in 2010 was planned to be US$3.5M plus US$1.8M left over from the 2009 allocation, for a total planned expenditure of US$5.3M. However, the actual spend achieved was only US$3.2M, the details of which are shown in Table 5.24.

Table 5.24: 2010 Capital Expenditure

Item	US$M
Aksu mine	0.32
Bestobe mine	0.50
Zholymbet mine	0.42
Head office & IT	0.16
Environment & security	0.11
Surface exploration drilling	1.64
Other	0.05
Total	3.20

The ten year Capital Expenditure estimates for all mining at all three mines are shown in Table 5.25. They are all as in the Company model with the exception of:

I.	The phasing of waste stripping (additional 5Mt in 2013) and housing compensation (brought forward by one year)for the Quartzy open pit at Zholymbet, and

II.	The allowance for Rock dump reclamation, which has been excised.

61-0928/MM567	Final V9.0	Page 123
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 5.25: Capital Expenditure Estimate for Mining at all Three Mines (US$M)

Zone	2011	2012	2013	2014	2015	5yr total	Next 5yrs	Total 10yrs
Aksu
Total u/g	3.0	4.45	5.5	4.2	4.0	21.15	40.7	61.85
Open pits	2.2	3.1	1.0	3.8	8.54	18.64	0	18.64
Tails reclam	0.6	0.8	0.8	0.3	0.15	2.65	0	2.65
Aksu mining	5.8	8.35	7.3	8.3	12.69	42.44	40.7	83.14
Bestobe
Total u/g	5.0	8.2	8.0	1.1	1.1	23.4	2.0	25.4
Open pits	0.9	0.9	0.5	0.5	4.0	6.8	3.2	10.0
Tails recam	0.6	0.8	0.5	0.15	0.05	2.1	0	2.1
Bestub mining	6.5	9.9	9.0	1.75	5.15	32.3	5.2	37.5
Zholymbet
Total u/g	4.0	5.7	6.9	6.9	5.1	28.6	16.5	45.1
Open pits	1.1	0.8	2.8	10.5	5.5	20.7	0	20.7
Tails reclam	0.6	0.8	0.5	0.15	0.05	2.1	0	2.1
Zholy mining	5.7	7.3	10.2	17.55	10.65	51.4	0	51.4
3 mine total	18.0	25.55	24.5	25.6	28.49	126.14	45.9	172.04

5.7.3.2 Procurement of Equipment by Leasing

Total leasing costs are as follows, for mining and treatment items:-

Mine	Equipment value
Aksu	$46m
Betsube	$30M
Zholymbet	$29M
Total	$105M
Cost over 7 years	$195M (as shown in Table 5.26 below)
Leasing charges	$90

Table 5.26: Costs of Leasing (including payback)

	2011	2012	2013	2014	2015	2016	2017	2018	Total
US$M	12.0	31.4	30.2	29.0	27.6	26.1	24.4	14.5	195.2

WAI Comment: It is not clear as to why this method of procurement is being adopted if capital funds are available. The additional cost to the company is US$90M spread over seven years.

61-0928/MM567	Final V9.0	Page 124
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

6	PROCESSING

6.1	Introduction

The processing plants at Aksu, Zholymbet and Bestobe historically used gravity and flotation technologies to treat the higher grade underground sulphide ores. The exploration effort of Kazakhgold has centred on developing the near-surface oxidised ores and tailings resources, which are amenable to cyanidation processing technologies.

As such, the Company has moved towards Carbon-in-Leach (CIL) technology across the mines with Heap Leaching for low grade oxide ores, and other technologies used where appropriate.

6.2	Aksu

6.2.1	General

The processing of Aksu ores by the cyanidation technologies of CIL and Heap Leaching commenced in 2005. The crushing and grinding sections of the old Aksu flotation plant were refurbished and a CIL Plant was constructed using equipment supplied by China Gold. The plant was rated at approximately 750,000tpa. The Heap Leach operation was designed to process 500,000tpa using conventional crushing, agglomeration, cyanide leaching and carbon adsorption/desorption technologies.

6.2.2	Aksu CIL

6.2.2.1 General

Ore from the underground and open pits is transported to the ROM stockpile and stored in separate areas. The two ore sources are treated as a blend and therefore there is limited data available to predict the process recoveries of each ore source.

61-0928/MM567	Final V9.0	Page 125
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

6.2.2.2 Crushing

Ore is weighed at a weighbridge and tipped into a 50t hopper at a nominal size of minus 300mm and crushed using a CM16D jaw crusher. The crushed product is conveyed to a 25mm screen and the screen oversize passes to a KSD 1200B cone crusher. The cone crusher product is screened and the oversize passes to a Short Head tertiary crusher (KSD 1200A) fitted with a Fine bowl, and the screen undersize is conveyed via a weightometer to four 80t ore bins. The size of the final crushed product is -20mm. The crushing plant throughput is 180-200tph and the crushing section operates 24 hours per day with scheduled stoppages for maintenance.

6.2.2.3 Grinding

Primary milling takes place in four ball mills (three 2.7m x 2.1m) and one 2.7 x 3.6m. The ground product is classified using a spiral classifier and the sands report back to the mill. The classifier overflows are pumped to a bank of hydrocyclones and the hydrocyclone overflows reported to one of two thickeners. The cyclone underflows gravitate to one of two 2.7 x 3.6m ball mills. All mills are fitted with 400 kW motors.

The grinding capacity of the plant is rated at 84t/h. The primary mills are charged with 100mm balls and the secondary mills with 60mm balls.

The final product size is 85-90% passing 74 microns.

Jigs are installed in the primary mill discharge to recover a low grade gravity concentrate which is collected and dewatered in large metal containers. The payment received for this concentrate was reported to be only 70% of the gold value and the reason for its production is unclear.

6.2.2.4 Leaching

Leaching takes place in ten tanks each of 572m3 capacity and fitted with 45kW drives. The first three tanks are used for leaching with carbon being added in the fourth tank where leaching and adsorption will take place. Carbon is moved counter-currently to the pulp flow using air-lift pumps.

61-0928/MM567	Final V9.0	Page 126
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Automatic samplers are installed on both the CIL feed and tailings streams.

The residual cyanide in the plant tailings is neutralised using a conventional hypochlorite system in the last tank. Plant tailings are pumped to the tailings impoundment area.

6.2.2.5 Desorption and Electrowinning

Loaded carbons from the Aksu CIL Plant and the Aksu and Bestobe Heap Leach operations are treated in the Aksu Desorption Plant.

The carbon is treated with hydrochloric acid to remove calcium salts. Regeneration takes place in a furnace operating at 750°C. The performance of the kiln was reported to be poor and the heap leach carbon was often returned un-regenerated.

Carbon stripping and electrolysis takes place simultaneously. Stripping the gold from the carbon takes place at elevated temperature after treatment with sodium hydroxide. Electrolysis takes place at 150q C using 16 anodes and 15 cathodes. On completion of the stripping/electrolysis cycle, the cathodes are washed to remove gold sludge which is dispatched in this form to the refinery.

The control of cyanide into the leach section is currently non-existent. This not only has a negative effect on recoveries, but probably also is contributing to the waste of cyanide leading to higher operating cost. The implementation of a cyanide analyser and control would rectify this situation.

6.2.2.6 Consumables

The consumables for the Aksu Plant are given in Table 6.1

61-0928/MM567	Final V9.0	Page 127
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 6.1: Aksu Plant Consumables

Item	Unit	Actual	Planned data
Grinding balls – Primary	kg/t	1.85	2.5
Grinding balls – Secondary	kg/t	0.73	1.0
Crushers lining	kg/t	0.02	0.02
Mills lining	kg/t	0.28	0.3
Lime (85%)	kg/t	3.25	3.0
Cyanide	kg/t	1.22	1.0
Carbon	kg/t	0.13	0.15
Caustic for desorption	kg/t of carbon	50	50.0
Power	kWh/t	64.59	57.66
Water	m3 /t	4.92

The consumption figures are typical for a hard gold ore at relatively low production rates.

6.2.2.7 Oxygen Plant

An oxygen plant has been constructed on site but has not been used due to concerns regarding compressor oil contaminating the pulp and causing preg-robbing. Oil free compressors are to be installed in 2011.

6.2.2.8 Production in 2009 and 2010

Production data provided by the Company for the Aksu CIP Plant in 2010 and 2009 was as follows:

	2010	2009
Tonnes Treated (,000t)	313.9	182.4
Head Grade g/t	2.0	3.84
Recovery rate %	79	60

6.2.3	Heap Leach

6.2.3.1 General

The Aksu heap leach plant was designed to operate at a rate of 500,000tpa for between 230 and 250 days per year. The site is located to the north of the property.

61-0928/MM567	Final V9.0	Page 128
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

6.2.3.2 Ore Preparation

Ore is transported by truck at a nominal size of –400mm and dumped directly into a hopper. Ore passes via a feeder to a 900 x 600mm jaw crusher and the crushed product is conveyed to a double deck screen. The two screen oversize products are conveyed to two cone crushers (medium and fine) and the crushed products are screened at 15mm. The oversize is returned to the crushers and the undersize is conveyed to the agglomeration drum.

Since the oxidised ore samples are known to contain fine material, which would hinder percolation, the crushed ore is agglomerated with cement (7kg/tonne) and water.

The agglomerated material is then transferred, via a series of grasshopper conveyors, to the leach pads where it is deposited using a radial stacker.

6.2.3.3 Pad Formation

The heap pads are formed as follows:

•	After stripping of the top soil and levelling the leach area, a 500mm layer of clay is laid down and compacted.

•	A 1mm thick sheet of welded plastic liner is placed onto the clay and 100mm of sand placed on top of the liner followed by 400mm of crushed rock.

•	The agglomerated ore is stacked onto the crushed rock to a height of 7m, a total of three lifts per heap is planned.

•	To reduce downtime through freezing in winter months, the solution is heated and a capping of ice is allowed to form under which percolation continues.

There were originally four heaps, each approximately 250 x 60m and stacking has now commenced on the second lift.

6.2.3.4 Leaching

Cyanide solution is sprayed onto the heaps through a system of pipework fitted with spray heads. The solution percolates through the ore, dissolving the gold. Gold bearing solutions

61-0928/MM567	Final V9.0	Page 129
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

are collected in drainage pipes located above the sand layer and the solutions gravitate to a pregnant liquor pond.

Solution from the pond is pumped through four carbon adsorption columns in series where gold is recovered and the stripped solution is pumped to a barren solution pond. Cyanide and alkali is added and the solution pumped back to the heap.

Loaded carbon is transported to the Aksu CIL plant for gold recovery.

6.2.3.5 Aksu Heap Leach Consumables

Consumables for the Aksu Heap Leach are given in Table 6.2.

Table 6.2: Aksu Heap Leach Consumables

Item	Unit	Actual	Planned
Sodium cyanide	kg/t	0.42	0.50
Activated carbon	kg/t	0.02	0.02
Caustic	kg/t	0.30	0.30
Cement	kg/t	2.31	4.0
Lime	kg/t	0.09	1.0

Cyanide consumptions are typical for such an operation, the cement addition of 2.31kg/t is rather low suggesting a low clay content or insufficient addition rate.

6.2.3.6 Plant Development

The heap leach at Aksu has several problem areas that need to be addressed. Poor extraction of gold from the ore, resulting from the size at which the ore is stacked on the pad has been addressed by reducing the crush size. Testwork has clearly shown that optimal recovery is achieved at a crush size of 6mm.

Due to the decrease in crush size, an agglomeration drum has been installed in the circuit.

6.2.3.7 Aksu Heap Leach Production

Statistics from the Company for the Aksu Heap Leach in 2009 and 2010 indicate the following:

61-0928/MM567	Final V9.0	Page 130
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

	2010	2009
Tonnes Treated (,000t)	170.4	75.1
Head Grade g/t	1.10	0.95
Recovery rate %	42	53

Since start-up in 2005, the Aksu heap leach plant has treated 1.55Mt of ore at a head grade of 0.95g/t at a recovery of 33.7% .

The Aksu heap leach operation was not being operated during the WAI site visit in February 2011 due to the cold weather conditions and the lack of permitting. There are some 800,000 tonnes of ore on the heap leach stockpile which can be treated when the necessary permits are obtained.

6.2.3.8 Labour

There are a total of 236 employed in Aksu process operations, with eight managerial, ten supervisors, six mechanical/electrical and 212 operators and other workers.

6.3	Zholymbet Processing Plant

6.3.1	General

Ore from Zholymbet is being processed using cyanidation technology. The newly constructed Zholymbet CIP plant commenced operations in August 2005 with a design production capacity of 500,000tpa. The front end of the plant has also been modified to accept flotation tailings.

6.3.2	Process Description

6.3.2.1 Crushing

Ore from the mine, nominally sized at 300mm, is hoisted into coarse ore bunkers from where it is fed into a jaw crusher which reduces the material to 80-100mm in size. The primary crushed ore is conveyed to a secondary cone crusher and the crushed product discharges onto a single deck screen fitted with 25mm decks. The +25mm product is

61-0928/MM567	Final V9.0	Page 131
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

returned to the secondary crusher and the -25mm is conveyed to fine ore bins of 1,400t capacity.

The crushing plant is operated 24 hours per day with eight hour shifts. In 2010 both crushers were replaced with identical, new equipment.

6.3.2.2 Feeding of Old Tailings

A very limited volume of tailings has been treated to date. Tailings were trucked to the plant and fed directly into a hopper from which they were conveyed to a 5mm vibrating screen with the screen undersize being slurried and pumped to three 250mm cyclones.

6.3.2.3 Grinding

The crushed underground ore and the cyclone underflow from the tailings classification are ground using two stages of ball milling. There is a belt weightometer and automatic sampler on the fine ore bin conveyors which feed the grinding section.

Primary milling takes place in four mills. There are three 2.7 x 2.1m ball mills and a one 2.7 x 3.6m ball mill. The primary mill products are classified in spiral classifiers with the sands products being returned to the mills and the overflows passing to 250mm cyclones. The cyclone underflows pass to two secondary mills, 2.7 x 3.6m, located in a separate building and the cyclone overflows reports via a trash screen to a thickener section where flocculent is added and the pulp is thickened ahead of leaching. Two new 14m thickeners had been installed and a third was being manufactured during the WAI site visit.

All mills are fitted with 400 kW motors and the final product grind size is 80% passing 74 microns. The current grinding section throughput is approximately 1,000 tpd.

6.3.2.4 Gravity Processing

Jigs are installed in the primary mill discharge to recover a low grade gravity concentrate which is collected and dewatered in large metal containers. The payment received for this concentrate was reported to be only 70% and the reason for its production is unclear.

61-0928/MM567	Final V9.0	Page 132
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

6.3.2.5 Leaching

The thickened pulp, at 40–45% solids, is pumped to 10 leach tanks, each of 350m3 capacity fitted with 22kW drives. The first two tanks are used for leaching only and activated carbon is added in Tanks 3-10. The concentration of cyanide in the first tank is 0.07% NaCN, falling to 0.04% in the last tank.

Air is supplied to the tanks via three compressors. An oxygen plant has been constructed on site but is not used due to concerns regarding compressor oil leaking into the pulp and causing preg-robbing. The feasibility of using oil free compressors is being evaluated.

Cyanide is added to at the rate of approximately 0.4kg/t and lime added at a rate of 1.5kg/t

The total leach time is approximately 24 hours.

Carbon is transferred counter currently to the pulp flow using air-lift pumps. Loaded carbon from the leach tanks is screened and washed ahead of stripping.

Automatic samplers have been installed on the CIL feed and tailings streams. Composite samples are taken over each eight hour shift period.

6.3.2.6 Carbon Desorption

The recovery of gold from carbon at Zholymbet is as described for the Aksu plant. Gold is stripped from the carbon using a sodium hydroxide pre-treatment at elevated temperature and the gold-rich solutions are recovered using electrolysis. The capacity of the desorption unit is 1.5t of carbon per 18 hours. It was reported that carbon loadings are typically 2,000g/t and the stripped carbon contains 60-80g/t.

The gold-rich sludge from electrolysis is dried and sold as final product.

The tailings from the plant are subjected to a detoxification process using calcium hypochlorite before being pumped to the existing TMF.

61-0928/MM567	Final V9.0	Page 133
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

6.3.2.7 Tailings Disposal

The plant tailings are pumped to a nearby tailings impoundment area. A new impoundment facility has recently been constructed to take 2.0 Mt of tailings.

6.3.2.8 Plant Consumables

The consumables for the Zholymbet plant are given in Table 6.3.

Table 6.3: Zholymbet Plant Consumables

Item	Unit	Actual	Planned
Grinding balls – Primary	kg/t	1.44	2.5
Grinding balls – Secondary	kg/t	0.48	1.0
Crushers lining	kg/t	0.00	0.02
Mills lining	kg/t	0.29	0.3
Lime (50%)	kg/t	3.2	3.0
Cyanide	kg/t	0.78	1.0
Carbon	kg/t	0.13	0.15
Caustic for desorption	kg/t of carbon	62	50.0
Power	kWh/t	66.64	76.68
Water	m3 /t	3.98

The consumption figures are typical for a moderately hard gold ore at relatively low production rates.

6.3.2.9 Labour

There are a total of 226 employed in Zholymbet process operations, with eight managerial, ten supervisors, five mechanical/electrical and 206 operators and other workers.

6.3.2.10 Water Supply

Water for the plant is obtained from a nearby, dammed river. The dam currently contains approximately 2Mm3 of water. Water is not recycled from the tailings dam.

61-0928/MM567	Final V9.0	Page 134
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

6.3.2.11 Plant Development

The Zholymbet plant has much the same issues as Aksu plant in terms of tonnage, availability and recovery. In many respects the duplication of initiatives made at Aksu plant, such as the oxygen plant, may also improve the productivity at Zholymbet.

The control of cyanide into the leach section is currently non-existent. This not only has a negative effect on recoveries, but probably also is contributing to the waste of cyanide leading to higher operating cost. The implementation of a cyanide analyser and control would rectify this situation.

6.3.2.12 Zholymbet CIL Plant Production in 2009 and 2010.

Data supplied by the Company for the Zholymbet CIP plant in 2009 and 2010 show the following:

	2010	2009
Tonnes Treated (,000t)	300.8	240.8
Head Grade g/t	3.59	3.36
Recovery rate %	77	81

6.3.2.13 Flotation Tailings Re-treatment Plant

The construction of a new CIP plant to treat 2.0 Mtpa of flotation tailings was started in 2008 but no further progress has been made since that date.

Site establishment and bulk earthworks have been completed. Foundations and building structure has been started and mill foundations have been installed.

6.4	Bestobe Processing Plant

6.4.1	General

The processing plant at Bestobe was built in 1932 and was still operating in 2011, treating underground ore using gravity and flotation technologies. Unlike the Aksu and Zholymbet

61-0928/MM567	Final V9.0	Page 135
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

deposits, a significant proportion of the gold at Bestobe is present as coarse grains that enable gravity recoveries of up to 50% to be achieved.

Gold recovered from the gravity circuit is amalgamated to produce a final saleable product. A gold bearing flotation concentrate is also produced and sold to a smelter in Russia. Overall, recovery of gold to the two products is approximately 85-90%

Kazakhgold has instigated a programme of plant modernisation at the Bestobe plant, replacing some of the older milling capacity, which involved the use of up to five small ball mills, with two new, separate single stage 2.7 x 3.6m ball mills (400kW). One of these mill lines is currently being used and the other is ready, when required. Three of the smaller mills in the old plant were still being used during the WAI site visit.

6.4.2	Existing Plant Description

6.4.2.1 Crushing

Ore is dumped into a hopper from where it is conveyed to a two stage crushing circuit consisting of a jaw crusher followed by a cone crusher.

6.4.2.2 Grinding

The crushed ore is currently fed to the old milling section consisting of four mills, with one on standby. The capacity of the three smaller mills is reported to be 2-3 tonnes per hour and a larger mill is rated at 6-7 tonnes per hour.

The two separate lines using 2.7 x 3.6m ball mills are each rated at 16-17tph.

Ore is ground to 75% passing 75 microns with classification taking place using spiral classifiers and cyclones in the old plant and cyclones only in the two newer lines.

61-0928/MM567	Final V9.0	Page 136
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

6.4.2.3 Gravity Processing

Within each grinding circuit, a jig is used to recover free gold. The jig concentrates are cleaned using a shaking table and the final gravity concentrate is amalgamated with mercury.

In the past, the plant has used a 20” Knelson concentrator to recover free gold in the grinding circuit (cyclone underflow) but its use was discontinued due to low solids densities in grinding and due to fine gold losses in amalgamation. WAI recommends that the use of the Knelson should be reviewed and is not aware of any other operations where these problems have been encountered.

6.4.2.4 Flotation

The cyclone overflows are combined and pass to rougher flotation where a bulk sulphide concentrate is produced. Kazakhgold has recently installed a new flotation section rated at 800 tpd.

The circuit consists of 14 cells of 3.5m 3 capacity. There are 12 cells which are operated as one roughing stage and two scavenging stages. The rougher concentrate is cleaned twice in two single cells. The reagents used are xanthate, copper sulphate, soda ash and pine oil frother, which are mostly supplied from China.

The flotation concentrate is thickened and filtered using a combination of a filter press and a bag filter. The bag filter concentrate is dried in a diesel-fired rotary kiln. This part of the plant is in poor condition and is in need of modernisation.

The tailings are pumped to the TMF.

6.4.2.5 Bestobe Plant Consumables

The consumables for the Bestobe plant are given in Table 6.4.

61-0928/MM567	Final V9.0	Page 137
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 6.4: Bestobe Plant Consumables

Item	Unit	Actual data	Planned data
Grinding balls	kg/t	1.98	1.7
Mills lining	kg/t	0.21	0.25
Xanthate	kg/t	0.09	0.07
Frothing agent	kg/t	0.12	0.1
Soda ash	kg/t	1.84	2.0
Copper vitriol	kg/t	0.03	0.03
Power	kWh/t	76.8	61.79
Water	m3 /t	4.0

The grinding ball consumption is typical for a moderately hard ore, the power consumption, at 76.8kWh/t is exceptionally high, reflecting the small scale of processing. Flotation reagent additions are typical with the exception to soda ash which is high, presumably due to water condition.

6.4.2.6 Bestobe Plant Production in 2009 and 2010

Company data for Bestobe plant production in 2009 and 2010 shows the following:

	2010	2009
Tonnes Treated (,000t)	142.1	85.7
Head Grade g/t	6.70	6.7
Recovery rate %	87	88

6.4.2.7 Flotation Tailings Retreatment Plant

As with Zholymbet, the construction of a new CIP plant to treat flotation tailings was started in 2008 but no further progress has been made since that date. Site establishment and bulk earthworks have been completed. Foundations and building structure has been started and mill foundations have been installed.

6.4.3	Bestobe Heap Leach

6.4.3.1 Process Description

Oxide ore is trucked to the Heap Leach Site and dumped into a hopper from where it is fed by a conveyor to a 600 x 900mm jaw crusher which reduces the material in size from -400m

61-0928/MM567	Final V9.0	Page 138
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

to -80mm. The crushed product is sized on a double deck screen fitted with 36 and 15mm decks. The two screen oversize products pass to two separate cone crushers (medium and fine) and the crushed products are screened at 15mm and the oversize returned to the fine crusher.

Tailings are also fed into the circuit via a separate feed hopper.

The crushing circuit is designed to operate 230 days per year on a two times 10 hour shift basis.

The –15mm screen product is conveyed to an agglomeration drum where water and cement (3-7kg/t) are added. The agglomerates are then transported by mobile conveyors to the heap leach site. The pad design is the same as described for Aksu. The lift height is 7m, and at the time of the WAI Site visit, three pads had been completed and a fourth was being constructed.

The heaps are built as 300 x 90m modules each holding 250,000t of ore.

Leach liquors are collected via a system of drainage pipework and gravitate into a 6,700m3 pregnant liquor pond. From here the solutions are pumped via a flowmeter into four carbon adsorption stages in series. Carbon is moved counter currently against the flow of leach solutions with the barren liquor passing to a 6,700m3 barren solution pond. Sodium cyanide and alkali are added to the barren solutions and the liquor is then pumped back to the heap.

After completing the leach cycle, final neutralisation of the heap is by calcium hypochlorite.

The loaded carbons are stripped at Aksu.

6.4.3.2 Bestobe Heap Leach Consumables

The consumables for Bestobe heap leach are given in Table 6.5.

61-0928/MM567	Final V9.0	Page 139
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 6.5: Bestobe Heap Leach Consumables

Item	Unit	Actual data	Planned data
Sodium cyanide	kg/t	0.3	0.4
Activated carbon	kg/t	0.008	0.2
Cement	kg/t	4.5	7.0
Caustic	kg/t	0.1	0.2

Cyanide consumptions are typical for such an operation, the cement addition of 4.5 is rather low suggesting a low clay content or insufficient addition rate.

6.4.3.3 Bestobe Heap Leach Production 2009 and 2010

Information supplied by the Company for Bestobe heap leach in 2009 and 2010 shows the following:

	2010	2009
Tonnes Treated (,000t)	337.2	221
Head Grade g/t	1.05	1.05
Recovery rate %	27	38.6

Since start-up in 2005, the Bestobe heap leach plant has treated 1.47Mt of ore at a head grade of 1.11g/t at a recovery of 38.6% .

The leach recoveries have significantly fallen since the Bestobe heap leach operation started in 2005. The reasons for this are not clear, but the level of metallurgical testing undertaken on the Bestobe low grade open pit ore is limited. Low recoveries are attributed by the Company to poor agglomeration, poor crushing and inaccurate head sample assays.

It is planned to continue leaching the Bestobe heaps during spring and summer 2011 but to place not more material on the heaps. The heap leach operation will then be terminated.

6.4.3.4 Labour

There are a total of 215 employed in Bestobe process operations, with eight managerial, twelve supervisors, three mechanical/electrical and 192 operators and other workers.

61-0928/MM567	Final V9.0	Page 140
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

6.5	Tailings Retreatment Projects

6.5.1	Introduction

In 2008 the management of Kazakhgold began the construction of tailings retreatment plants at Bestobe and Zholymbet. As stated earlier, these projects were stopped due to either lack of funds or change of management strategy. WAI is not aware of any formal Study being undertaken to determine the Project feasibility.

6.5.2	Proposed Tailings Retreatment Process Route

The process route, as proposed by the Company in 2008, was as follows:

Mechanical reclamation of the tailings would be adopted. Land is plentiful in the area and as a consequence the original tailings dams were constructed using a simple spigot deposition without the need to raise the height of the dam. As a result, the tailings deposits are shallow. In addition to this, the winter periods in this region are particularly cold. For these reasons it has been decided that hydraulic monitoring would be an unsuitable method of recovering the tailings material and that mechanical reclamation using bulldozers and front end loaders would be more efficient, particularly in winter.

The material will be transported to a feed hopper, situated at the tailings dam, where it will either be directed to an impact crusher or to a conveyor that will feed a vibrating grizzly screen. The impact crusher will be used only during winter periods to break up any frozen ore to a suitable size to feed the vibrating grizzly. Tramp material will be removed by the vibrating grizzly and sufficient water will be added to re-pulp the tailings. The discharge of the grizzly will gravitate into an agitated sand transfer tank. Pumps installed on the sand transfer tank will direct the slurry to the main plant and the milling section.

6.5.3	Milling and Classification

Slurry from the reclamation unit at the tailings dam will enter the main plant and be directed to the agitated sand surge tank. The function of the sand transfer tank and the sand surge tanks is to allow enough time for the operators to react in the event of a breakdown at either plant and either rectify the problem or achieve a controlled shutdown

61-0928/MM567	Final V9.0	Page 141
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

of the process. Pumps on the sand surge tank will direct the slurry to a classification cyclone where the fine material will be separated out. The course underflow of the cyclone will be directed to the ball mill.

The milling unit is a 3.4m diameter by 5.5m long overflow discharge mill. Lime will be added to the mill to modify the pH prior to leaching. Once milled, the material will be reclassified to ensure the material is fine enough for leaching. The classified slurry will gravitate from the cyclones to a cyclone discharge sump and is pumped to the dewatering cyclone cluster. Here, water is removed from the slurry to ensure that the correct leaching density is maintained. The water from the top of the cyclone cluster is directed to a thickener. The thickened slurry from the bottom of the cyclone cluster is sent to the leach and CIP section.

6.5.4	Leaching and CIP

Slurry from the dewatering cyclone cluster is directed to the conditioning tank ahead of the leach. Before entering the tank the slurry is screened at 500 micron to remove any fine tramp material. The objective of the conditioning tank is to pre-aerate the slurry prior to cyanide addition. The slurry is subjected to high pressure oxygen injection, achieved by means of circulating pumps with oxygen being introduced to a in line shear reactor.

The slurry is then pumped to the first leach vessel via a second set of shear reactors into which further oxygen and cyanide are injected. Due to the high levels of oxygen in the pulp, the leach reaction is significantly increased and, unlike conventional leach processes where typically 24 hours is required, most of the gold is in solution after 6 hrs. The slurry flows through the leach train until it finally flows by gravity to the Carbon in pulp (CIP) section.

Slurry will flow from the leach section to the Carbon-in-Pulp (CIP) section where the dissolved gold will be adsorbed on activated carbon. The AAC Pump cell is used for CIP applications and combines the functions of pumping, screening and agitation in a single drive unit operating within a modular high capacity cell. The arrangement incorporates a series of tanks (Pump cells) set at the same horizontal elevation and arranged to operate in a carousel mode. This approach has significant cost and operational benefits in comparison with the conventional cascade CIP adsorption circuits.

61-0928/MM567	Final V9.0	Page 142
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

In the carousel mode of operation, the slurry always progresses from the first tank to the last tank, but as the operation continues Tank 1 moves from being the first tank to being the last tank. This occurs as each tank is taken out of circuit for carbon removal to Elution. Tailings discharge positions are also rotated in the same manner such that a counter current movement of carbon is achieved without the need to physically move carbon from one contactor to another. This has been shown to result in improvements in adsorption efficiency that allows high carbon concentrations and short contact times in the CIP section.

The Pump cell unit will contain six 100m3 tanks. It is common practice to operate a Pump Cell circuit at carbon concentrations of 40 to 75g/l of carbon and pulp residence times ranging between 10 and 15 minutes per stage. Pump Cell circuits currently in operation have shown that carbon degradation in these circuits is similar to that experienced in conventional cascade CIP adsorption circuits at approximately 40g of carbon per tonne of ore.

Barren slurry exiting the Pump Cell plant will pass through an automatic sampler and carbon safety screen and into the residue tank. Carbon recovered from the safety screen will be dropped into a bin for disposal or other processing depending upon the size and quantity. The slurry will gravitate from the safety screen to the residue tank and thereafter pumped to the new tailings Management Facility where it will be discharged by spigot pipes into the dam. Run-off water from the tailings will be collected and pumped back to the Process Water Tank.

6.5.5	Carbon Handling and Process Water

The carbon pumped from the Pump cells will pass over a dewatering screen located above a loaded carbon storage tank. The slurry underflow from the dewatering screen will gravitate back to the Pump cell plant. The loaded carbon hopper will have a volume of 16m3, sufficient to hold eight tonnes of carbon, which is equal to the maximum amount of carbon that can be loaded into a single pump cell. The loaded carbon will be sent to the elution plant as required.

The dewatering cyclone overflow from the milling section will be sufficiently dirty to require cleaning prior to use in the plant circuit. This will gravitate directly into the thickener feed pipe. In the thickener feed well the slurry will be mixed with a controlled amount of

61-0928/MM567	Final V9.0	Page 143
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

flocculent. The thickener overflow will gravitate into the Process Water Tank, while the underflow at around 50% solids will be pumped, via an automatic sampler, to the head of the leach train.

Water recovered from the tailings dam will be pumped either to the thickener or to the process water tank depending on its clarity and reused in the process plant.

6.5.6	Reagent Handling

The plant design includes a manual reagent system for the mixing and addition of cyanide. Solid lime will be added to the Primary mill feed and carbon handling is included in the CIP package.

Provision has been made for the receipt, storage, mixing as necessary and dosing of the following reagents.

•	Grinding media will be shipped in trucks and a suitable storage area is set aside adjacent to the milling section.

•	Sodium cyanide will be delivered as pillows in drums and a suitable mixing system is included in the design. Cyanide addition to the leach and elution sections will be via a ring main with automatic monitoring and with addition via control valves.

•	Hydrochloric acid at 33% strength is received in plastic 25l drums, which will be added to the acid wash tank. Acid in this tank will be diluted through the addition of raw water in the acid wash tank to give a 3-5% solution.

•	Caustic Soda will be delivered as a solid in drums that will be emptied into a mixing tank and a 2% solution made with raw water. A ring main will be installed to the leach tanks as a back up for pH control. A separate 5% solution will be mixed in the ‘caustic wash water tank’ for use in the elution circuit. Allowance has also been made to use caustic for pH control in the Detox reactors.

•	Lime will be supplied as lump, unslaked lime, which will be added to the Primary mill feed belt. Feed shall be controlled by the weightometer measuring the ore feed to the mill. A variable speed drive will be used to control the lime feed rate.

61-0928/MM567	Final V9.0	Page 144
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

•	Flocculent will be received in 25kg bags and mixed with raw water in an automated mixing and dosing plant.

6.5.7	Bestobe Tailings Re-treatment Plant

Testwork has shown the preg robbing potential of the Bestobe ore and the recovery route chosen for the Bestobe tailings retreatment plant needs to be different from the other two plants. In essence, all the plants are the same other than the leaching circuit. Whereas Aksu and Zholymbet can operate a leach section followed by a CIP, Bestobe needs to operate a CIL (Carbon in leach) operation.

Kazakhgold intends to expand the plant to treat 4.0Mtpa of hard rock ore through the addition of further grinding equipment.

6.5.8	Leaching and CIL

Slurry from the dewatering cyclone cluster is directed to the conditioning tank ahead of the leach. Before entering the tank the slurry is screened at 500 microns to remove any fine tramp material. The objective of the conditioning tank is to pre-aerate the slurry prior to cyanide addition. The slurry is subjected to high pressure oxygen injection, achieved by means of circulating pumps with oxygen being introduced to an in-line shear reactor.

The slurry then gravitates to the first leach vessel where the cyanide is added. All the leaching vessels will contain approximately 15g/l of activated carbon. Due to the high levels of oxygen in the pulp the leach reaction is significantly increased and, unlike conventional leach processes where typically 24 hrs is required, most of the gold is in solution after 7 hrs. Barren slurry exiting the leach train will pass through an automatic sampler and carbon safety screen and into the residue tank. Carbon recovered from the safety screen will be dropped into a bin for disposal or other processing depending upon the size and quantity. The slurry will gravitate from the safety screen to the residue tank and thereafter pumped to the new tailings Management Facility where it will be discharged by spigot pipes into the dam. Run off water from the tailings will be collected and pumped back to the Process Water Tank.

61-0928/MM567	Final V9.0	Page 145
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The gold dissolved during the leach will be adsorbed on activated carbon and the carbon will be periodically pumped to the loaded carbon tank prior to elution.

6.5.9	Carbon Handling and Process Water

The carbon pumped from the Head CIL tank and will pass over a dewatering screen located above a loaded carbon storage tank. The slurry underflow from the dewatering screen will gravitate back to the leach section. The loaded carbon hopper will have a volume of 16m3, sufficient to hold eight tonnes of carbon, which is equal to the maximum amount of carbon that can be loaded into the elution column. The loaded carbon will be sent to the new elution plant as required.

6.5.10	The New Central Elution Plant

Each of the new tailings treatment plants will produce between 2.9 and 4.2 tonnes of loaded carbon per day. When all three tailings treatment operations are commissioned carbon desorption will be required to treat a total of between 8.7 and 12.6 tonnes of loaded carbon per day. Once the plants are upgraded to 4.0Mtpa, this will double to between 17.5 and 25.3 tonnes of loaded carbon per day.

The current project has been initiated to build a 16 tonne per day elution facility catering for an expansion to 32 tonnes per day, when required. The design will allow for a plant that will initially be able to treat 16 tonnes of carbon per day, but allow room for expansion, doubling the capacity to coincide with the commissioning of the 2.0 and 4.0Mtpa plants.

WAI Comment: Testwork undertaken by Kazakhgold on the samples of tailings from Bestobe and Zholymbet has shown that oxygen injection using a high shear reactor results in significantly improved leach recoveries. This is particularly the case for Bestobe tailings. In principal, WAI accepts that such technology will result in faster leach kinetics and lower cyanide consumption, but has some reservations regarding overall gold recoveries. As the laboratory tests were undertaken by the Technology Supplier (Atomaer), WAI recommends that an independent assessment of the technology be made.

61-0928/MM567	Final V9.0	Page 146
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

6.6	Process Operating Costs

The Company gives a 2010 process operating cost for Aksu plant AT US$25 per tonne and US$10 per tonne for heap leach. These costs are higher than would be expected, predominantly due to low plant throughputs and the small scale of equipment (predominantly milling) used.

No cost data has been provided for the Bestobe and Zholymbet operations to date.

6.7	Kazakhgold Predicted Process Recoveries

WAI has reviewed the proposed production schedule for the various process plants and ore sources and recommends that the process recoveries shown in Table 6.6 should be used.

Table 6.6: Recommended Process Recoveries

			WAI Recovery
Deposit	Plant	Ore
			Estimate %
Aksu	Current CIL	Underground	84
		Open Pit	84
	Tails Retreat	Tails	60

	Heap Leach	Open Pit	45

	Float Plant	Quartzite Hills	80
Zholymbet	Current CIL	Underground	80
	Tails Retreat	Float tails	70

Bestobe	Tails Retreat	Float Tails	70

	Current Gravity-Float Plant	U/G	88

61-0928/MM567	Final V9.0	Page 147
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

7	ENVIRONMENTAL AND SOCIAL ISSUES

7.1	Background

The Aksu, Bestobe and Zholymbet sites were visited between 15h to 17th February 2011. WAI has had a long involvement with all 3 sites and this report essentially updates environmental and social information provided in earlier reports, especially that dated June 2008.

It should be noted that this cannot be regarded as a formal environmental audit. Furthermore, unless information to the contrary is provided in this report the reader should assume that assessments and statements made in earlier reports remain valid.

7.2	Environmental and Social Setting

All three mine sites are situated within relatively flat, open Steppe lands at elevations of 150-300m above sea levels. The region has a sharp, semi-arid, continental climate. Minimum winter temperatures are around -50°C whereas the summers can be hot with temperatures up to 40°C. At the time of the site visit all sites were covered with a few centimetres of snow and all open water was frozen. Strong winds (south-westerly and westerly predominately) are a feature of the area, these add a significant wind-chill factor in the winter months, Precipitation is relatively low (180-380mm per year) and as a result water resources are scarce, although there are some (seasonal) rivers/streams and occasional brackish small lakes. The Steppe is characterised by grasslands although there are limited areas of forest with silver birch, aspen and willow species dominating.

Stepnogorsk is an industrialised city, a former military bio-research centre in the Soviet era and each of the mine sites can be classified as industrial. Adjacent to the mine at Aksu is a large ball-bearing production facility. At all three mines there has been little pressure on land utilisation and the mine/processing facilities occupy relatively large, by western standards, areas; facilities at Aksu cover 268ha, at Bestobe the operational area is 161ha and at Zholymbet the existing operational area is over 150ha.

61-0928/MM567	Final V9.0	Page 148
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

7.3	Existing Facilities

Each mine site includes mixtures of abandoned and operational open pits, waste dumps and ore stockpiles multiple shafts leading to underground working (active underground mining is on-going at all 3 sites), associated mine infrastructure, processing plants and large tailings management facilities (TNF’s). The topography (relatively flat) means that all TMF’s are formed by earthworks dams (up to approximately 10m high) raised above the surrounding land with the TMF totally enclosed by dams.

Many of the infrastructure facilities have been in use for a significant period of time and the original TMF’s at all 3 sites are either full or very nearly full. A new TMF is under construction at Zholymbet and a new TMF is required urgently at Aksu (see later sections for details).

Cyanide is used at all 3 sites in conventional CIP processing at Aksu and Zholymbet whilst cyanide is used only (presently) during the operational season of the Heap Leach facility at Bestobe. The Heap Leach operation is not operational during the winter period from October to the end March due to the freezing conditions.

Each site is connected by metalled road. Aksu is served by rail and Zholymbet is located ca. 55km east of the Shortandy rail depot.

7.4	Regulatory Permits and Approvals

A comprehensive listing of relevant permits was provided in the WAI June 2008 report. WAI believes that these remain valid and all assets have the necessary permits to operate legally. WAI was informed that there had been some minor breaches of the maximum permitted emission levels concerning dust emission which have resulted in minor (< US$500) in fines. Such minor fines are entirely normal under the Kazakh permitting process. Emissions of substances deemed to be polluting to the environment attract an annual rate of payment, established in the Permit Conditions. Exceedence of these limits attracts penalty fines. This system, common to the former Soviet Union, is likely to be overhauled in future and be replaced by a more risk-based approach demonstrating adoption of Best-Available-technology (BAT). It is noted, however that no major spillage or “environmental accidents” have been reported recently at any of the operational sites.

61-0928/MM567	Final V9.0	Page 149
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

WAI believes the old (from 1954) tailings could prove to be a liability. The TMF at Aksu is considered full and when the TMF is closed officially the TMF will need to be re-vegetated. The conditions of the licence are not onerous, but this has not yet been costed. Proposals will need to be submitted to the regulatory authorities for both the closure proposals as well as the new TMF. It is considered that these can progress via relatively minor amendments to existing OVOS/permits and will not require substantial new “Permitting Work”.

WAI believes that the general level of housekeeping could be improved at all 3 sites and especially around the main processing facilities. Whilst this is not (currently) a regulatory issue per-se, adoption and implementation of Environmental Management Systems consistent with BAT would undoubtedly highlight this aspect as one which could be improved. Very little Capital Expenditure would be required but changes to the management procedures and priority environmental management/awareness (i.e. environmental culture) has within the operation, at all levels, will be required.

7.5	Health & Safety Performance

WAI understand that, generally, the H&S performance within the Company is acceptable. However, a fatality, underground to an electrician working at the u/b substation occurred on 9 December 2010 at Bestobe mine. Five other lost time incidents were reported at Bestobe in 2010 as well. An investigation of the fatality was carried out and revealed that the employee was working outside the existing safety rules. However, it is perhaps prudent to review the management at all sites and re-inforce safe working practices.

Signage and PPE control within all processing areas could be improved. Appropriate PPE should be made mandatory and all processing areas should be regarded as mandatory hardhat locations.

Areas were cyanide is used have audio alarms and the presence of “anti-cyanide” kits are available on site. However, the location of the kits and training in the administration of the antidote kits should be reassessed. (See further comments under cyanide management issues).

61-0928/MM567	Final V9.0	Page 150
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

7.6	Environmental and Social Issues at Aksu

7.6.1	TMF

The most significant concern with respect to Aksu is the current status of the TMF. WAI understands that the existing TMF can be used for a further 2 years according to the current permit. However, the existing facility is essentially full and further railings can only be accommodated by raising the height of the dams. As this TMF is enclosed on all sides this entails raising all walls. There was clear evidence of overtopping in places. It would be prudent to establish the geotechnical stability of the current structures.

The Company is aware of the need to install a new TMF, indeed WAI understands that the regulatory authorities desire the current TMF to be closed and the Company has been planning since permission was granted in 2nd Q 2008 (subject to approval of final design) to build a new TMF. Furthermore, WAI understands that 1070ha has been made available (by the State?) for a new TMF at a distance of ca. 8km from the current processing plant, to the west of shaft 38. This is more than sufficient for a 2Mtpa tailings production with storage of over 30Mm³ (i.e. ca. 60Mt) tailings. The maximum dam height would be retained at 10m. WAI was informed that if construction commenced in the 2nd Q 2011 the TMF could be operational within 2 years. At the time of the site visit it was noted that no start had been made on construction of the new TMF.

WAI Comment: Originally it was intended that (flotation) tailings contained in the Aksu TMF would be re-processed, thereby freeing up some (short-term) volume for new arisings of tailings. This never happened and hence has brought forward the requirement to construct a new TMF.

The condition of the current TMF dams should be checked to establish their stability. In places there is evidence of over-topping and it is unknown what effect this may have had on structural stability. Sensitive locations (habitation + industrial) are located “downstream” of the TMF.

61-0928/MM567	Final V9.0	Page 151
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

7.6.2	Cyanide Management

Cyanide is used in the processing of gold ores at a rate of approximately 1kg cyanide per tonne of ore treated. The Mine has a licence that permits storage of up to 30t of solid Sodium Cyanide (NaCN) pellets in secure storage facilities adjacent to the processing plant at Aksu. Within the processing plant (mixing area) there is a maximum of 250kg stored in metal drums art any one time. Plant areas where cyanide is used are fitted with audio alarms and a medical a cyanide antidote kit is held on site.

Hypocholorite is added to the tailings stream to destroy cyanide prior to disposal in the TMF.

Cyanide is delivered by road from a central store at the Zholymbet Mine site in approximately 20t batches a number of times per month. WAI understands that this NaCN is sourced from either Russia or China. The Chinese supply is delivered to a central rail depot in Kazakhstan prior to delivery to the Zholymbet stores by road transport.

WAI Comment: In many respects cyanide would appear to well managed across the site, however, it would be considered prudent to undertake a formal cyanide audit which would include details of the transport route and evaluate the preparedness of emergency planning in case of accidents. The provision of (audio) HCN monitors and alarms is welcome but WAI has some (possible) concern over the siting of HCN sensors and the calibration of the equipment. All these aspects would be addressed in a formal audit undertaken to the International Cyanide Management Institute (ICMI) cyanide code.

7.6.3	Social Issues

WAI understands that no houses are affected by subsidence from underground workings but some residential buildings are likely to be affected by open pit developments. In particular 10-12 houses located close to shaft 40 are likely to be affected by current mining plans. Under Kakakh law any house so affected must be purchased by the Mine and the inhabitants moved to a new house. None of these properties have been purchased yet but will need to be if the current mining plan is adopted. Purchase and re-housing is not regarded as problematic or that time consuming in Kazakhstan and KG quoted a price of

61-0928/MM567	Final V9.0	Page 152
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

US$3,000-4,000 per house. There would appear to be general acceptance of the mining operation by the local population and general acceptance of re-housing. Indeed, it was suggested that new houses may be preferred by many to the older houses they were replacing.

WAI Comment: WAI has no reason to dispute the re-housing costs given by KG and would concur that there was no significant indication of hostility towards the mining operation

7.7	Environmental, Social and H&S Issues at Bestobe

Bestobe has had a mining history going back ca 80 years. Currently all operations are from underground operations although open pits have been worked in the past and there are mine plans requiring development of new open pits. WAI was informed that the current licence and state reserves need updating/renewal to permit development of the open pit. As well as gaining State approval to enable mining of material from the proposed open pit the OVOS and existing environmental permits will need amending to accommodate the larger, deeper open pit. It was reported also by the Company that the mine did not have current approval to move houses that are located in what would be the “sanitary zone” of the new open pit. It is envisaged that once ores from the open pit are adopted into the State reserves permission to relocate houses would be relatively easy to achieve.

Low grade, oxidic ore is treated currently on heap leach pads using sodium cyanide. This leaching operation only proceeds between Spring-Late Autumn due to the low winter temperatures reducing the kinetics of the leaching operation to the point where it no longer becomes a viable process. WAI understands that there are proposals to treat old flotation tailings on the heap leach pads. This has been practiced previously but the current heap leach pad does not contain this material.

A total of 16 monitoring boreholes each up to 10m deep are installed downstream of the heap leach pads. WAI was informed at the time of the site visit that the boreholes were dry, but that cyanide had not previously been detected in any of the wells.

61-0928/MM567	Final V9.0	Page 153
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

All cyanide is delivered to the site by road from a central KG cyanide storage at Zholymbet. It is understood that at any one time a maximum quantity of 10 tonnes of sodium cyanide pallets is stored on site adjacent to the heap leach facility.

There are plans to re-process historic tailings however a dedicated processing plant although designed has only had the structural steel work installed. Apparently there has been no change in the status of this project throughout 2010.

WAI was informed that there were 5 lost time incidents and unfortunately additionally a single fatality in 2010 at Bestobe. The fatality was to an underground worker (electrician) working on an underground substation WAI was informed that the worker had not adhered to standard operating procedures and H&S protocols.

WAI Comment: WAI would agree with KG that permission to re-locate properties should be relatively easy to obtain from the authorities. WAI understand that the likely cost associated with re-housing are in the order of USD 3000 to 4000 per property. WAI has no reason to question this assumption.

Bestobe village obtains potable water from boreholes. WAI is re assured that cyanide has not been detected in any of the boreholes. WAI would conclude that cyanide has been well managed in the past and has overall cyanide management at the heap leach and processing plant is acceptable. However WAI would recommend that in due course a full cyanide audit to the International Cyanide Management Institute is undertaken. This should be part of an overall management audit of the whole of the KG group cyanide management. Such an audit should include transportation of the NaCN from central stores (Zholymbet) to the Bestobe site. If necessary outline emergency response plans should also be formatted.

WAI considers that a new TMF will be required relatively soon. Pressure on the current TMF would be eased somewhat if tailings were reclaimed for re-processing. However this is considered unlikely in the short term.

WAI does not consider that KG has an unacceptable safety record, however, the fact that there was a fatality in 2010 demonstrates the need to maintain awareness and management commitment to H&S matters.

61-0928/MM567	Final V9.0	Page 154
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

7.8	Environmental and Social Issues Zholymbet

Currently all production at Zholymbet is from underground workings, however, WAI understands there are plans and proposals to develop a large open pit between the existing plant facilities and the village such an open pit would almost certainly residential areas. There will also be significant expansion of Heap leach operations if the open pit is developed. KG has estimated that development of the open pit will require the re-location of up to 30 properties WAI understands that a budget of USD 1,000,000 has been allocated to this re-settlement program. WAI was informed that these expansions could be covered by amendment of the existing OVOS.

Zholymbet is the central location for cyanide storage for the KG group. Solid sodium cyanide is obtained from either Chinese or Russian suppliers. WAI understands that the current cyanide usage is from a Chinese source. NaCn is brought to the central store by road and WAI was informed that road transport is used from the Chinese border to Zholymbet. Cyanide from Russia is delivered part by rail then by road to Zholymbet. The cyanide storage area is remote from the plant and the village and is adjacent to the existing TMF. The storage facility comprises two buildings each with a total capacity of up to 35 tonnes. This means that the maximum stored on site at any one time is 70 tonnes. NaCN is delivered to the processing area at Zholymbet every three days and there is a maximum storage at the processing plant of 3 tonnes at the processing plant. Consignments of sodium cyanide are sent by road to other KG sites every few days on average.

The existing TMF is almost full and a new TMF located approximately 800m from the processing plant is essentially complete. This TMF is lined using natural clay. Cyanide containing residues will be placed in the western part of this facility and it is envisaged that tailings free of cyanide will be kept separate from tailings essentially free of cyanide. WAI understands that this TMF has undergone all necessary permitting and the design has been agreed with all relevant authorities.

WAI understands that there are proposals to re-treat historic tailings. A tailings reprocessing facility is partially constructed, however, this comprises structural steel work only at the present time. Furthermore no progress has been made on this facility in 2010.

61-0928/MM567	Final V9.0	Page 155
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

WAI Comment: WAI would agree that re-location of dwellings should be able to be achieved relatively easily. The budget allocated to this is considered realistic. However, it should be noted that time constraints did not allow full evaluation of the potential of impacts the proposed open pit activities might have on existing areas. WAI has accepted at face value the number of potential dwellings involved. Furthermore, although the open pit development has the potential to cause additional light and noise nuisance it is assumed that these aspects will be dealt with during the re-location process, such that noise and light do not become significant issue.

WAI recommends that a detailed audit against the requirements of the ICMI cyanide code is carried out. This audit should include not only the cyanide at the Zholymbet site but also the transportation and management of cyanide at other KG sites.

WAI visited the new TMF and the clay liner was visible. WAI would agree that the design appears on initial viewing appropriate for the containment of cyanide bearing wastes. However, it should be noted that WAI has not had the opportunity to study the design, geotechnical testing and as built drawings in any detail.

7.9	Environmental Management – All Company Sites

The Company does not formally operate to a recognized Environmental Management System (EMS) at any of the operational sites. It has been recommended previously that adoption of a formal EMS (egG 14001) would be beneficial and this remains the case.

WAI understands that all environmental monitoring carried out by the Company demonstrates general compliance with the environmental permits appertaining to individual sites. An Environmental audit would be prudent to identify any gaps in the monitoring/management protocols in place and confirm whether establish the operations conform to international best practice.

Water management would appear to be well controlled at all operational sites. Most process water is obtained by the de-watering of underground mining horizons or open pits. It is important that hydrogeological studies are maintained and updated to be able to confirm that future water requirements and pumping rates can be achieved. WAI is pleased

61-0928/MM567	Final V9.0	Page 156
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

to note that cyanide detoxification using hypo-chlorite is implemented on all active cyanide bearing tailings streams. This forms an important aspect of cyanide management within the Company.

61-0928/MM567	Final V9.0	Page 157
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

PART C: ROMALTYN ASSETS

8	BACKGROUND

8.1	Romaltyn Overview

Romaltyn Ltd is an Isle of Man registered company originally formed as a 50:50 joint venture between KazakhGold and Oxus Gold plc to purchase the liquidation assets of two Romanian registered companies, Transgold SA and Explorer SA. The former assets of Transgold SA became Romaltyn Mining and those of Explorer SA became Romaltyn Exploration, both registered in Romania. Romaltyn Exploration and Romaltyn Mining are both wholly owned subsidiaries of Romaltyn Ltd. Romaltyn Ltd is a wholly owned subsidiary of KazakhGold, further to KazakhGold acquiring the Oxus Gold 50%.

Romaltyn Mining owns a 2.5Mtpa CIL Plant (constructed in 1998 at a cost of US$28M) and tailings reserves. Romaltyn Exploration owns exploration territory with known gold resources.

The processing operation at the CIL plant consists of:

•	A carbon-in-leach (CIL) plant and gold/silver recovery facility capable of treating up to 2.5Mtpa of solids in a slurry form; and

•	A crushing and milling facility with a capacity of up to 120ktpa of ‘hard’ ore.

The objective of Romaltyn is to supply the CIL plant located in Baia Mare with the following sources of ore feed:

•	Existing source of tailings ore at Baia Mare from the “Central Dam” from which it is planned to mine and reprocess some 8.5Mt at a head grade of 0.82g/t Au;

•	Future ore from exploration for hard rock sources of gold in a 20km belt of epithermal mineralisation in Romaltyn Exploration tenements;

61-0928/MM567	Final V9.0	Page 158
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

8.2	Location and Access

Romania is located in southeast central Europe, and forms the northern part of the Balkan Peninsula. Its borders are contiguous with Bulgaria, Hungary, Serbia, Moldova, Ukraine and the Black Sea. The country covers an area of 238,391km2 and typically has a temperate continental climate.

The population of Romania is 22,246,862 (July 2008 estimate) of which approximately 89% are Romanian, and 7% are Hungarian, with the main spoken language being Romanian. Romania became a Member of the European Union on 01 January 2007 and has a long tradition of mining, particularly in the north of the country, of which a large proportion lies within the Carpathian Mountains. As a result the area has a history of copper and gold mining with a skilled workforce.

The location of the Romaltyn assets in northern Romania is shown in Figure 8.1 below.

Figure 8.1: Location of the Romaltyn Assets in Northern Romania

61-0928/MM567	Final V9.0	Page i
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

8.3	Mineral Rights & Permitting

8.3.1	Central Flotation Decant Dam (Tailings)

The Mining Licence No. 1 for the tenement of the Central Flotation Decant Dam, was transferred to Romaltyn Mining from the former company, Transgold, and its validity was extended until 08.07.2012 (under the NAMR Order No. 101, 25.06.2007, Additional document no. 5/25.06.2007) . The original year of issue of this licence was 1998, and according to legislation can be extended up to a 20 year period from initial issue, hence until year 2018. This licence is currently under review for renewal, which is linked to the start-up of production.

The licence covers an area of 0.48km 2, the co-ordinates of which are given in Table 8.1 below.

Table 8.1: Licence Co-ordinates of the Central Tailings Dam

Point	Easting	Northing
1	684654.863	397083.353
2	684733.461	397308.383
3	684740.971	397508.901
4	684637.407	397805.292
5	684567.673	397732.401
6	684113.177	397835.428
7	684070.368	397295.104
8	684124.000	397106.000
9	684385.000	396899.000

8.3.2	Exploration Licences (Hard Rock)

Romaltyn Exploration is currently assessing prospecting and exploration works in three tenements, the total area of which is 45.966km², in the Baia Mare region of northern Romania,. All the exploration works are currently conducted by Romaltyn Exploration. All of the licences are located within the Neogene Baia Mare–Oas igneous belt of the Carpathian Mountains.

In March 2009, the National Agency for Mineral Resources (NAMR) approved the issue of three new licences, after the expiry of licences for tenements held by Romaltyn Mining.

61-0928/MM567	Final V9.0	Page 160
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The status of the prospecting licences for Romaltyn Exploration is given in Table 8.2 below:

Table 8.2: Romaltyn Exploration Licences (as at 2011)

Licence	Tenement	Valid from	Valid until	Area (km²)
11795	Camarzana North	24.03.2009	24.03.2014	26.696
11796	Alunis-Piatra Handal	24.03.2009	24.03.2014	18.040
11797	Poprad	24.03.2009	24.03.2014	1.230
TOTAL				45.966

The location of the Romaltyn Exploration licences is given in Figure 8.2 below

Figure 8.2: Location of Romaltyn Exploration Licences in Relation to Baia Mare

61-0928/MM567	Final V9.0	Page 161
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

9	CENTRAL TAILINGS DAM

9.1	Introduction

The principal assets of Romaltyn Mining comprise a 2.5Mtpa capacity CIL processing plant located in the city of Baia Mare and a disused tailings dam known as the “Central Flotation Decant Dam” (considered here as Central Tailings Dam).

Through Ruling No. 25/2007, as of the 01 January 2007, the NAMR registered the mineral resources located at the Central Flotation Dam (Tailings) as Identified Measured Mineral Resources (using the NAMR resource classification). Recently, WAI has undertaken a resource estimation, prepared in accordance with JORC (2004).

The location of the Central Tailings Dam is shown in Figure 9.1 below.

Figure 9.1: Location of Central Tailings Dam

Tailings will be mined by hydro-monitoring and the pulp slurry will be transported by pipeline through the city of Baia Mare to the CIL plant.

61-0928/MM567	Final V9.0	Page 162
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Ore reserves have been estimated by WAI at 7.2Mt at a grade 0.48g/t Au.

The “Central Tailings Dam” is located in the eastern part of the town of Baia Mare, approximately 5 km from the CIL plant, on territory belonging to the "Tăuţii de Sus" village. It is surrounded by the tailings dam of the MP Baia Sprie to the east, the common pasture of the “Satu Nou de Sus” village to the south and west, the Central Flotation PP (Preparation Plant), the Suior pyrites deposit to the north-west, and the Racoş creek to the north. An underground transportation pipeline connects the Central Tailings Dam with the Romaltyn Mining CIL plant.

9.2	Resources & Reserves

9.2.1	Historic Estimate

Mineral resources were estimated and published for the Central Tailings Dam by Minproc Engineers Limited (“Minproc”) in a report entitled “1994 Resource Estimation Update for the Central and Sasar Tailings Dams”. This mineral resource was estimated in accordance with the guidelines of (Australian) JORC Code (albeit the 1990 version) and was made at that time based on a drilling programme that included 43 drilled holes.

This resource of some 10Mt @ 0.48g/t Au formed part of the Lycopodium Pty Ltd “Baia Mare Retreatment Project Feasibility Study Update” that was produced in June 1994.

9.2.2	WAI Estimate

From the date of the resource assessment and until now, the Central tailings dam has been covered in its eastern part with tailings from the "Tăuţii de Sus" dam, thus sterilising 740,000t of tailings. To ensure that the stability of the "Tăuţi" dam is not affected by the mining of the Central Dam, it is required to keep a definitive safety pillar. This safety pillar will sterilise a further 735,000t. The total quantity of Central tailings sterilised by the tailings from the "Tăuţii de Sus" dam and by the designed safety pillar, therefore, amounts to approximately 1,475,000t.

61-0928/MM567	Final V9.0	Page 163
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

WAI has reviewed the existing Minproc project data and estimation methodology and has re-estimated resources and ore reserves in accordance with the guidelines of the JORC Code (2004) for the project.

A total of 42 drillholes was used in the sample database, the locations of which are shown in Figure 9.2 below.

Figure 9.2: Plan View of Central Tailings Dam Showing Drillhole Locations

A volumetric block model was set up with a parent block sizes of 10m x 10m (X and Y directions). The Z direction was allowed to be variable, corresponding to the thickness of the tailings, oxide zone and pillar area.

Dry bulk density was assigned to the block model based on the 8m deep oxide surface. All blocks above the oxide surface were assigned a dry bulk density value of 1.28t/m 3. All blocks below the oxide surface were assigned a dry bulk density value of 1.46t/m 3.

61-0928/MM567	Final V9.0	Page 164
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Gold grades were estimated within the mineralized zones using Inverse Distance Weighting (IDW2) based on composite grades from the drillhole data. Grades were estimated into each individual subcell. A multiple pass approach was used with up to three expansions of the search ellipse if minimum conditions were not met in the first or second ellipse. The first search ellipse was up to 50m, the second search ellipse was up to 100m (equal to the general drillhole spacing) and the third expansion was up to 150m.

The resource estimate for the Baia Mare Central Tailings Dam has been classified wholly as a Measured resource under the guideline of the JORC Code (2004). The survey data supplied is considered to be sound and WAI has no reason to doubt the validity of the drillhole database. Given the relatively low variability nature of the gold grades encountered within the deposit WAI consider the current drillhole spacing to be acceptable to establish sufficient grade continuity on drillhole sections.

Summary results of the Baia Mare Central Dam resources are shown in Table 9.1.

Table 9.1: Baia Mare Central Dam Tailings Resource Estimate (WAI, 10/05/2011)
(in accordance with the guidelines of the JORC Code (2004)

Ore Type		Tailings
Cut-Off Grade (g/t)		–

	Tonnes (kt)	7,343

	Au (g/t)	0.48
Measured	(Cyanide Extractable Grade)

	kg	3,543
	Metal
	oz	113,909

NB – 1) Mineral resources are reported inclusive of reserves 2) Gold grades are quoted as a cyanide extractable grade

The resources are quoted as a cyanide extractable gold grade as is the subsequent contained metal. Resources are quoted exclusive of any material contained within the safety pillar (i.e no material from within the safety pillar has been included in the resource estimate).

Summary results of the the Baia Mare Central Dam reserves are shown in Table 9.2. The reserve estimate has been derived based on a 98% mining recovery factor which has been applied to the resource estimate. The resource and reserve calculations were prepared in accordance with the guidelines of the JORC Code (2004).

61-0928/MM567	Final V9.0	Page 165
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 9.2: Baia Mare Central Dam Tailings Reserve Estimate (WAI, 10/05/2011)
(in accordance with the guidelines of the JORC Code (2004)

Ore Type		Tailings
Cut Off Grade (g/t)		–
	Tonnes (kt)	7,196

	Au (g/t)	0.48
	(Cyanide Extractable Grade)
Proven	kg	3,472
	Metal oz	111,631
	oz	111,631

NB - 1) No cut-off grade applied 2) Mining recovery factor of 98% applied 3) Mining dilution of 0% 4)Gold grades are quoted as a cyanide extractable grade

9.3	Tailings Retreatment CIL Plant

9.3.1	Introduction

The tailings retreatment plant at Romaltyn consists of the following elements:

•	Reclamation of tailings;

•	Milling and classification;

•	Leaching and CIP;

•	Slurry detoxification;

•	Tailings disposal; and

•	Plant upgrade for open pit ore.

9.3.2	Reclamation of Tailings

The Central flotation tailings dump contains approximately 7.2Mt of available tailings which can be mined. The tailings reclamation will utilise hydraulic monitoring techniques to slurry the tailings which will in turn flow via slurry trenches to the pumping station. The reclamation rate will vary from 190 dry tonnes per hour (1.5Mtpa) to a maximum of 254t per hour (2Mtpa).

The slurry will flow over a coarse grizzly screen (40mm aperture) where wood, rubbish, vegetation, lumps of tailings etc. will report to the trash bay. The grizzly screen underflow slurry will report to the pump hopper below and then in turn be pumped to a vibrating trash screen (2mm aperture). The coarse tailings overflow will again report to another trash bay.

61-0928/MM567	Final V9.0	Page 166
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The combined trash material from the two screens will be stockpiled adjacent to the pumping station.

The vibrating screen underflow slurry will flow by gravity to a mechanically agitated tank which will in turn pump slurry to the treatment plant. If the slurry density is low then the option will exist for slurry to report by gravity from the vibrating screen to the centre feed well of a conventional thickener. Flocculants (inert polymer) will be added to the thickener feed to enhance settling characteristics. The thickened slurry (thickener under flow) will in turn be pumped back to the mechanically agitated tank and then to the CIL tailings retreatment plant. Lime addition will take place at the vibrating screen underflow and will facilitate thickening if the slurry reports to the thickener. In the case where the thickener is used then the thickener overflow water will overflow to the process water pre-settling tank and over flow to the duty process water tank. The combined water is then returned to the reclamation area using high pressure (approx 3000kPa), high flow (395 – 529m3/hr) monitor process water pumps.

Any over flows (water or slurry) will be catered for in the trash bay and concrete ramp that will double as an emergency run-off pond (capacity 500m3).

The monitor process water will be directed to two mining areas, located on the north and west walls. Each of the two mining areas will have a monitor process water supply located parallel to the tailings face with valve outlets every 75m, two monitor guns, two cabins and two mobile generators/lighting plants. Each of the monitor guns will be connected to the process water monitor supply with 60m of industrial mining hose.

At some stage of the operation tailings material reclaimed from the Northern tailing face will have to be relay pumped via a satellite pump to the pumping station as the relative level (RL) of this zone is 1.9m lower than the RL of the pumping station. The distance the slurry will have to be relay pumped is approximately 300m.

9.3.3	Milling and Classification

As the tailings material has already been processed once during previous mining, the material will already be of small size and will not require significant sized reduction. The average P80 size distribution range (i.e. the screen size where 80% of the material will pass

61-0928/MM567	Final V9.0	Page 167
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

through) of the tailing dump material is 60 – 300 microns. The optimum size for cyanide leaching and the design cut size for the cyclones is 175 microns. As such most of the tailings material is immediately ready for leaching, and the larger particles require only a light grind.

In this circuit the reclaimed tailings material from the old dumps is classified sized and thickened to the correct % solids in preparation for cyanide leaching. A grinding circuit is available within the plant but is not planned to be utilised during the processing treatment of the Central tailings. The circuit will be described in more detail in the following sections.

Freshly reclaimed tailings material is delivered from pumps (01-PP-01/02) to the cyclone distributor box (02-DB-01).

Two 650mm hydro cyclones are installed off the distributor box. Only one cyclone is in use at any one time with the other on standby. The operating cyclone classifies the feed material into a fine sized fraction, which is the overflow stream, and a coarse fraction that exits the underflow of the cyclone (see cyclone theory for more detail on cyclone operation).

The pressurized cyclone overflow stream flows directly into the overflow launder (02-LA-02), while the cyclone underflow stream falls into the underflow distribution box (02-DB-02).

Classified coarse slurry from the cyclone underflow distribution box flows into the ball mill (02-ML-01) feed chute for further grinding together with any additional process water requirements.

Lime is also added to the cyclone underflow distribution box for pH control in the following leaching/CIL tanks. Although the lime is mixed in the slaker, adding it to the ball mill ensures good mixing with the slurry. The tumbling ball charge inside the mill further reduces the coarse reclaimed tailings material (see ball mill theory).

The mill is an overflow design, and as such the slurry simply overflows out of the discharge end of the mill. A cylindrical trommel screen is attached to the discharge end of the mill with a screen aperture of 10mm. Any oversize or trash material which is greater than 10mm will overflow into the scats bunker. The mill discharge slurry that passes through the trommel

61-0928/MM567	Final V9.0	Page 168
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

screen will gravitate into the mill discharge launder (02-LA-01). The purpose of this launder is as a distribution point. Manually operated dart valves will direct the slurry to one of the two mill discharge hoppers (02-HP-01) below.

Other streams that flow into the mill discharge launder include process water and cyclone overflow. The purpose of having two separate mill discharge hoppers is to enable the two leach feed pumps (one duty and one standby) to operate independently. Once the slurry falls into one of the hoppers, the operating leach feed pump (02-PP-01/02) will pump it to the CIL trash screen (04-SN-01).

The Baia Mare grinding circuit also has a surge thickener (02-TH-01) installed. The purpose of this thickener is for periods when the cyclone overflow slurry is too dilute (i.e. low percent solids) to feed directly to the CIL circuit. This may happen if the tailings reclaim circuit requires much more water to slurry the old tailings dumps. When the surge thickener is operational, the cyclone overflow is then bypassed from the mill discharge hopper and fed to the feed well of the surge thickener. Flocculent is also added to the feedwell together with dilution water to help settle the solids in the thickener (see thickener theory for more detail on the internal operation of a thickener). The thickened slurry underflow gravitates from the base of the thickener via a control valve and then flows into the mill discharge hopper. The clear water overflow from the thickener flows directly into the process water tank (07-TK-05) from the overflow launder.

9.3.4	Trash Removal

Before the slurry product from the grinding circuit is fed to the leaching CIL tanks, it must first have any trash (i.e. wood, plastic etc), removed. This is to stop the CIL intertank screens from blocking up and causing the tanks to overflow. Trash removal is achieved by a vibrating screen.

The slurry product from the grinding circuit is pumped by the leach feed pumps to the trash screen feed box (04-SN-01). The screen feed box will distribute the slurry evenly over the entire width of the trash screen (04-SN-01). The large trash material is too big to pass through the fine screen apertures and will be caught on the top of the screen. The vibrating action of the screen will eventually cause the trash material to move to the end of the screen and fall into the trash bunker.

61-0928/MM567	Final V9.0	Page 169
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The fine particles of slurry will pass through the screen and will gravitate into the CIL feed distributor (04-DB-01), which feeds either the leach tank (04-TK-01) or adsorption tank 1 (04-TK-02). The screened slurry is only directed to adsorption tank 1 if the leach tank is off line for any reason (usually maintenance).

9.3.5	Leaching and Carbon in Leach (CIL)

Cyanide is dosed into the leach tank together with the feed slurry. The cyanide is pumped from the cyanide mixing tank, to the cyanide storage tank, from there it is dispensed to the leaching and adsorption tanks as required by the operators. It is important to highlight the pH control in the leaching and adsorption circuits. The slurry is required to be maintained in the high pH range (greater than 9.5) to prevent the evolution of hydrogen cyanide gas.

Lime is initially added to the grinding circuit, alternatively to the oxidation tank if no milling is required, however the pH in the CIL circuit is further modified as required by the addition of slurried lime to the CIL feed distributor (04-DB-01). The rate of lime addition to the tanks is controlled automatically, and overseen by the operator to maintain an agreed pH set point.

Note that the feed slurry together with the lime and cyanide is fed deep to the leaching tank via a downcomer. This injects the slurry into the spinning agitator blades and ensures the slurry spends the maximum amount of time in the tank and reactor circuit before flowing through the top exit launder (i.e. if the slurry was fed into the top of the tank, it may skip directly across to the exit launder thereby short circuiting the bulk of the tank).

The slurry is mixed with the lime via the agitator blades and the reactor. Gaseous oxygen is also injected into the reactor to assist with the oxidation reactions while circulating back into the oxidation tank (see Figure 9.3 below). The slurry then flows from the oxidation tank into the transfer box, cyanide is added to the preconditioned slurry. This slurry mixture is pumped through the leach reactor and then into the leach tank which has a residence time of 2 hours, which enables approximately 80% of the gold to be leached into solution prior to flowing to the adsorption tanks.

61-0928/MM567	Final V9.0	Page 170
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 9.3: Leach Pre-treatment Layout

The adsorption circuit at Baia Mare consists of two adsorption tanks. The only difference between the leach and the adsorption tanks is that the leach tank does not contain any carbon or intertank screens.

Slurry leaving the leaching tank forms the feed to the adsorption circuit. Like the leaching tank, slurry is introduced into each adsorption tank via a downcomer to prevent short circuiting. Cyanide can also be added to Adsorption tank 1 and oxygen is added to each adsorption tank to assist with continued leaching. A PSA plant (pressure swing adsorption) and a liquid oxygen storage tank supply the oxygen.

The slurry gravitates from tank to tank via a launder system until at the last adsorption tank where it flows to the cyanide neutralisation circuit. The launders that connect the tanks together have the ability to bypass any tank in circuit to allow for maintenance.

All of the tanks are mixed with a double impeller agitator. Each impeller has three blades mounted to a central hub. The purpose of the agitator in the leach tank is to thoroughly mix the cyanide and lime with the slurry to ensure maximum dissolution of the gold, as well as keeping all the solids in suspension. The purpose of the agitators in the adsorption tanks, in

61-0928/MM567	Final V9.0	Page 171
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

addition to maintaining and mixing the solid particles in suspension to continue the leaching reaction, is to aid the contacting of carbon with dissolved gold in solution. This ensures that the adsorption process takes place. Each tank has four baffles, which also improves the mixing process.

Granules of activated carbon are added to of the adsorption tanks and are mixed in with the slurry. As the carbon contacts the dissolved gold in solution, the gold cyanide complex will adsorb onto the carbon. The carbon is maintained at a concentration of 15 grams per litre of slurry. This means for the 2000m3 tanks at Baia Mare, there will be approximately 30t of carbon in each tank.

In order to keep the carbon in each tank (i.e. and not let flow downstream with the slurry) two interstage screens are installed at the exit launder of each adsorption tank. One screen is used as a standby unit to allow for cleaning and maintenance. The granules of activated carbon are too big to pass through the screens, so only the slurry is allowed to pass through to the next tank. The circular screens are mechanically wiped to prevent carbon from sticking to the screen because of the flow rate through the tanks. With time and as more leached slurry comes contact with the carbon, the carbon will become fully loaded with gold and other material that has also been adsorbed (i.e. foulants). At this point it is time to remove the loaded carbon from adsorption tank 1 and pass it through the elution circuit to strip (or desorb) the gold.

The carbon recovery pump transfers slurry and carbon from the first adsorption tank to the loaded carbon recovery screen. The slurry passes through the screen and back to the tank. The carbon, which is too large to pass through the screen apertures, is washed with water sprays and discharged into the acid wash /cold cyanide wash column. There is also a facility to directly fill the elution column (although this is not usual).

Fresh or reactivated stripped carbon is introduced back into the tail end of the adsorption circuit (i.e. at 04-TK-04).

This new or barren carbon is regularly transferred up the adsorption stages in the opposite direction to the slurry (counter currently), using carbon advance pumps and as per the previous cycle, the carbon will load up with gold until it is ready to be removed to the elution circuit for further stripping The barren slurry exits the adsorption train and

61-0928/MM567	Final V9.0	Page 172
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

gravitates into the carbon safety screen feed box (04-DB-04), which feeds 2 vibrating carbon safety screens (04-SN-14/15). Any fine carbon, which was small enough to pass through the intertank screens, will vibrate off the screens and into storage drums. The slurry on passing through the screens will fall into the tailings hopper and is then pumped to the Slurry detox and then tailings dam by tailings pumps 04-PP-08/09).

9.3.6	Slurry Detoxification

Due to new legislation it is required to install a slimes cyanide detoxification unit at the tail of the plant to remove cyanide prior to pumping the tailings 5km to the slimes dam.

The SO2 AIR process can be applied to the treatment of both cyanide solutions and pulps; however, it is in the area of slurry treatment where the process has enjoyed a recognised worldwide reputation. The main advantage of the process as tested is to neutralise the total cyanide to levels of about 1mg/l, in a single-stage continuous reactor.

The technology uses sulphur dioxide (SO2), in various reagent forms, (sodium sulphite, sodium meta-bisulphate, ammonium bisulphite, liquid SO2, and SO2 containing roaster gas or SO2 from burning elemental sulphur) in combination with air to oxidise the cyanide. While air is added to the slurry, oxygen in the air is the active ingredient. Romaltyn mining is involved with technological developments which have had considerable success using pure oxygen and shear reactors in detox units. This provides five times the driving force to ensure that the reaction proceeds to completion quickly by maximising the concentration of O2 in solution. In addition the reactor unit which will be installed will generate extremely high levels of shear. The extreme shear ensures that contact between the reactants take place, with extremely vigorous mixing. The reactor also generates pressure in the reaction solution which further drives the reaction forward to ensure that it goes to completion. The reagent that will be used as a source of SO2 is sodium meta-bisulphite which is easy to handle and does not require the dissolution of a gas.

With the use of pure oxygen and shear reactors in the leaching circuit Romaltyn is confident that the rate of leaching will be increased to the extent that only four of the six leach tanks will be required to maintain the maximum recovery of the gold. Due to this two of the leach tanks are available for conversion to detoxification tanks. This will enable the detox facility

61-0928/MM567	Final V9.0	Page 173
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

to have additional retention time and also a significant surge capacity that will ensure that in the event of a failure in the process that:

•	No untreated material is pumped to the tailings dam; and

•	The chance of spillage from tank run down is eliminated.

Slurry from CIL tank 3 (tank 4 in the flow), will be directed to the detoxification facility by means of manual valves at the exit of the final CIL tank. The detoxification tanks will be designed having a total of 1hr residence time. Two tanks will be available although only one will be required to give the designed retention time. This tank will also be capable of receiving the run down from the cascade flow once the plant production has been stopped. One tank will remain off line as an emergency tank for both further cyanide destruction or capacity for plant spills. Slurry will gravitate from tank 4 to the carbon screens and thereafter to the residue tank.

Reagents, sodium meta-bisulphate and copper sulphate (if required) are added to the residue tank from storage tanks above the detoxification tank. The positioning of the reagent tanks will ensure that any spillage is contained in the detox tanks.

The residue pumps will pump the mixture through the shear reactor to the detoxification tank thus ensuring that 100% of the slurry is subjected to high oxygen and shear levels. The slurry leaving the detoxification tank will be measured for WAD cyanide and will gravitate to the new residue sump (previously the carbon calibration tank) and be pumped away. Flow between the tanks will be by gravity. Valves on the pipeline feeding the detoxification will be set to allow the first tank to be chosen. Bypass lines will allow any one tank to be taken off line.

Should the WAD cyanide level be within specification the valve to the Aural dam will be open. If the WAD cyanide level is too high then the valve to the residue will close and a recirculation valve back to the detox tank will open. Alarms will signal the operators to action the deviation. Until the cyanide level in the slurry reaches the required set point the valve to the tailings dam will remain closed and will only open once the set point is reached.

61-0928/MM567	Final V9.0	Page 174
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

9.3.7	SMS Make-Up

The tower crane loads the bulk bag of sodium metabisulphate into the feed hopper of the mixing unit, which is positioned above the detoxification tank and a screw feeder screws a specific quantity into the mixing hopper where it is mixed with water. The solution is pumped on a continual basis to the suction of the pump feeding the detoxification tanks. The variable speed screw feeder is controlled by a measurement of the cyanide level in the slurry feeding the detoxification tanks.

9.3.8	Copper Sulphate Make-Up

Test work has shown that the use of copper sulphate is not required. The facility will be available for use on the plant. The tower crane operator loads the required number of 25kg bags of copper sulphate into the mixing tank. Water is added to a predetermined level prior to the copper sulphate addition. The copper sulphate is allowed to dissolve before being pumped to the dosing tank. A variable speed dosing pump adds the copper sulphate to the detoxification tanks.

9.3.9	Tailings Disposal at Baia Mare

All slurry and water exiting from the processing site is considered to be waste products of the process. All waste products including the tailings slurry (residue) have to be either recycled or deposited for very long term storage.

The tailings dam is designed so that it will withstand floods, earthquakes and erosion with time. The facility also must comply with environmental regulations while in operation and also when it is decommissioned. The tailings slurry is pumped to the tailings dam from the CIL circuit. The water component of the slurry is separated from the solids component and recycled back into the decant detox plant (see Figure 9.4 below).

The tailings dam is located 6km west of the processing plant. The tailings dam is designed to contain 15Mt of tailings.

61-0928/MM567	Final V9.0	Page 175
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 9.4: Tailings Disposal

Slurry is pumped from the CIL circuit to the tailings dam using the tailings pumps (04-PP-08/09). The slurried tailings pass through eight of the twelve tailings dam cyclones (07-CY-01/12). The cyclones split the slurry into a coarse underflow and fine overflow. The coarse underflow is used to build the dam walls (See the theory section). For this reason the cyclones are moved regularly to different parts of areas of the wall to ensure the dam wall remains the same height. The fines slurry is deposited into the tailings dam.

As the overflow slurry runs out into the dam, the solids settle out to form a beach that gradually slopes away from the dam wall towards the lowest point of the dam. The water separates from the solids and flows towards the low point of the dam forming a pond of water. This pond of water is termed as 'liquor'. There is a decant tower at the lowest point of the dam. The decant tower is made of perforated concrete cylinders. The decant tower is surrounded with aggregate rock to stop the flow of solids into the tower. The liquor from the pond permeates (flows) through the aggregate and fills the decant tower to the level of the liquor pond. The tails decant pumps transfers the liquor to the process water tank.

61-0928/MM567	Final V9.0	Page 176
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

There are two toe drain pumps at the base of the dam wall to pump back into the dam any water that collects in the toe drain collection tanks (07-TK-09/10). This water is mainly drainage from the coarse cyclone underflow that is used to construct the dam walls. The water drains down to the plastic liner, which feeds the perimeter drain, located on the inside of the perimeter bund. At intervals of 200m, pipes are installed to channel the water into a drain located on the outside of the perimeter bund; this drain then delivers the water to the toe drain collection tanks.

The emergency overflow pond #4 has been installed to accept diverted flows from the tailings pumps and decant water pumps in the event that there is a problem with sending the tailings slurry to the tailings dam or sending the decant water to the process water tank.

9.3.10	Decant Water Detoxification

9.3.10.1 Introduction

The Romaltyn solution detox plant is designed to meet the best available standards and in every case the worst case scenario has been applied in order to ensure that all operational possibilities have been taken into account. The plant has been designed to cater for the maximum tonnage that the slimes re-treatment plant is capable of treating.

In addition to this maximum summer and winter rain fall and snowfall, average evaporation data was analysed to give an absolute maximum precipitation collection value for the dam. The solution detoxification plant is designed to cater for total discharge of all the supernatant liquid produced from maximum production, plus the maximum of the precipitation collection values as discussed above.

Depending on the analysis of the supernatant liquid, the detoxification process has six stages which include:

•	Cyanide decomplexing/oxidation using sodium hypochlorite added to a pipe reactor;

•	Primary settlement of precipitated solids in a thickener;

•	Simultaneous precipitation of arsenic using ferric chloride;

•	Activated carbon treatment;

61-0928/MM567	Final V9.0	Page 177
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

•	Secondary oxidation of cyanide using hydrogen peroxide; and

•	Secondary settlement of precipitated solids in oxidation ponds prior to discharge.

The proposed technology is designed to achieve 99% treatment efficiencies for normal discharged pollutants. The technology is, however, heavily dependent on the efficiency of the solid detoxification plant situated at the Romaltyn process plant. It is essential that the solid detoxification plant achieves the maximum efficiency prior to slurry deposition on the dam.

9.3.10.2 Sulphocyanide/Cyanide Oxidation using Sodium Hypochlorite

The waste water pH is adjusted to a minimum of 10.5 using lime or sodium hydroxide. This process is essential to avoid the formation of chlorinecyan (CNCl) and a dependable measurement of the pH must be taken of the waste water decant from the dam. Previous testwork has shown that a ratio of 4.3:1 active chlorine content to total cyanide content plus sulphocyanides must be added for cyanide and sulphocyanide oxidation. It is also important therefore to determine the active chlorine levels in the reagent batch in order to determine the addition rates. Similarly it is required to periodically check the total cyanide and the sulphocyanides in the solution. An 8hr check should be sufficient for this reading. Additional copper in solution must be added to catalyse the reaction if higher levels of oxidation are required. The oxidation process takes place after the in line mixer and the heavy metals precipitate out as insoluble compounds.

9.3.10.3 Primary Precipitate Settling

The thickener is used to settle out the heavy metals. If arsenic is present at elevated levels ferric chloride can be added prior to the thickener to effect arsenic removal. This would probably only be required if a high proportion of pyrite was to be processed through the plant. A total residence time of 8hrs will be allowed for, with 1.5hrs being available in the thickener and a further 6.5hrs allowance in the settlement pond. The process sludge from the thickener will be filtered and transported to the Aural tailings dam and stored. The overflow of the thickener will be directed to the settlement pond where the remaining settlement time will be achieved. The pond will periodically be cleaned as it becomes full. The pond will be lined with HDPE to prevent seepage to the environment. A collection sump

61-0928/MM567	Final V9.0	Page 178
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

at the end of the pond will hold the two pumps that will pump the water to the next stage of the process. It is expected that a sludge quantity of approximately 50ml per litre (50l/m3) of solution treated would be generated. This would consist of mainly hydroxide of zinc, iron, copper and residues from lime as calcium sulphate.

9.3.10.4 Carbon Treatment

The water will be pumped into the bottom of one of two carbon columns. The columns will be full of specialised water treatment carbon. The carbon will be held in the columns by means of wedge wire screens. A sample will be taken of the column overflow and analysed to determine the level of heavy metals in the solution. Once the content of the heavy metals in the water has reached a critical point the standby column will be brought on line. The carbon will then be removed from the first column and sent for regeneration. Fresh carbon will be placed into the column and the unit will be ready as a standby. The water will flow by gravity to the next stage of treatment.

9.3.10.5 Secondary Oxidation of Cyanide

Hydrogen peroxide in conjunction with copper in solution is used to oxidise the remaining cyanide down to acceptable levels. The solution at a pH of less than 10 is dosed with hydrogen peroxide and if necessary copper sulphate. It is necessary to quantify the content of total cyanide and the active oxygen content of the hydrogen peroxide. Samples are periodically taken to determine this and the hydrogen peroxide addition rates are set. The final precipitate is formed in this reaction and settled out in the settling ponds.

Testwork performed by Incd-Ecoind (Bucharest) determined that an efficiency of 80% can be expected from the primary oxidation, and an efficiency of over 98.6% can be expected from the secondary oxidation. The target of 5ppm CN wad from the slimes detox will give a total cyanide of the waste water of approximately 10ppm. By basic extrapolation of the efficiency of the process it should be possible to reduce the total cyanide down to levels below 0.1ppm.

WAI Comment: WAI has visited the process plant and consider that it has been maintained in a good state of repair during the recent shutdown period. Equipment appears to be maintained in good condition and although some refurbishment is

61-0928/MM567	Final V9.0	Page 179
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

required, replacement parts have been sourced and are available on site to bring the plant back up to full state of readiness. The 400mm diameter pipeline to Aural tailings Dam has still to be purchased and fitted over the required length of over 5.5km.

WAI understand that Romaltyn is considering further improvements to the plant which include:

•	The addition of shear reactors prior to the CIL process which may allow a 5% improvement in recovery and a 2% improvement in CN consumption; and

•	CN automation which may give a 5% reduction in CN consumption, an improvement in the detox facility as a consequence with a reduction in detox cost and the potential for further overall recovery improvements.

9.3.11	Additional Plant Feed: Hard Rock

The plant is capable of accepting additional ore feeds through the ore delivery section that is currently installed at the plant. Minor maintenance work is necessary to enable a projected feed of 600,000tpa to be milled. Ore can be delivered by truck to a grizzly screen with an opening of 300mm. The ore gravitates to a 50t storage bin and is removed from this using an apron feeder. The ore is transported to a 1000mm x 800mm jaw crusher by conveyor belt and the crushed ore, sized to 100mm is conveyed directly to the mill.

As an option for management of hard rock comminution, the former state mining company Remin has semi-autogenous grinding (SAG) mills located adjacent to the Central tailing feed area and it may be possible to utilise these mills and campaign into the tailing feed pipeline to the plant, thereby reducing noise and dust at the main plant site.

9.3.12	Summary of Works Completed in 2009 to end April 2011

9.3.12.1 Introduction

Works have concentrated on maintaining the licences and viability of the company. Funding has been provided mainly for the environmental works, as this has been required to ensure

61-0928/MM567	Final V9.0	Page 180
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

the issue of the operating permit for the Aural tailings dam. The works have included the following:

•	Engineering review;

•	Construction;

•	Permitting and licensing;

•	Closure plans and designs; and

•	Servitudes.

9.3.12.2 Engineering Review

An engineering review was completed with a reputable international engineering company to review designs, construction and procurement documentation and drawings for the following main areas, in order to ensure coherency throughout.

Works at the central reclamation facility, pipework to and from the plant (where piping sizes were checked and resized); the metallurgical plant and the decant detox facility, were undertaken.

The objective of the process control system review was to achieve ‘full automation and control and integration and harmonisation of the existing instrumentation and scada with the two new circuits ’ in order to ensure maximum plant recovery, efficiency and safety.

Proposals to implement updated PLC/SCADA technologies with remote I/O nodes in the decant plant, which will eventually be networked to PLC processor units located in the satellite control cabins at the central reclamation and decant detox plants, as well as the main control room at the CIL in the plant.

The two satellite control rooms will report to the main control room via a proposed GSM telemetry system.

Each control room will be equipped with the requisite number of operator stations consisting of keyboards and LCD screens, the PLC processor, a UPS and the telemetry equipment as well as radio communications equipment.

61-0928/MM567	Final V9.0	Page 181
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The objective of the design review was to harmonise the various studies and designs that have been undertaken by various design companies and different criteria in the history of the plant. At various stages different tonnages and process routes were proposed; these have been all harmonised to a single design point. In addition to the harmonising of the designs different types of equipment were previously proposed and this has all been standardised throughout and also optimised for spares holding.

9.3.12.3 Construction

For Construction Management, a reputable international engineering company has been used in order to oversee construction, ensuring adherence to best practices and international norms.

Construction works have been focussed on the environmental aspects of the project, in order to ensure the issuance of the operating permit for the Aural tailings Dam. Works have mainly been performed on the decant detox plant, new installations and construction includes:

•	Central Reclamation Plant where the thickener rake has been ordered, off site manufacture complete, and the thickener overflow launder has been installed;

•	Meda Dam Area where construction works commenced on the pipe work over the road leading to the Meda area, and designs were made for the pipe route and agreed to by Atrium (the owners of the land);

•	Decant Detox Plant where:

o	The building for the detox plant that will house the main equipment has been erected;

o	Lime bund area mixing and storage vessels and injection system installed;

o	Two primary reaction vessels have been erected;

o	The decant thickener has been built;

o	Two oxidation ponds have been built;

o	Secondary oxidation vessel has been installed;

o	Pump plinths have been designed and poured;

o	Transfer pump sump from the oxidation ponds has been built;

61-0928/MM567	Final V9.0	Page 182
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

o	The cyanide monitoring and control equipment has been specified and tested factory acceptance testing completed;

o	Filter presses for the decant detox station have been specified and ordered;

o	The pipeline connecting the tailings dam pump station to the detox plant has been laid;

o	The carbon columns have been ordered, base plinths for the carbon columns in the detox building have been poured;

o	The control room has been ordered construction nearing completion off site;

o	The thickener rake has been ordered, off site manufacture complete; and

o	Thickener overflow launder has been installed.

•	For the Slurry Detox in the CIL Plant:

o	Plinths were poured for the two sodium meta bisulphate tanks;

o	Pump plinths were installed for dosing pumps;

o	Two meta bisulphate tanks were installed;

o	Plinths poured for the Warman pumps for the installation of the refurbished tailings pumps;

o	Equipment for the tank modifications has been delivered;

o	Refurbishment of the existing CIL tanks has taken place;

o	New cones were installed in the tanks; and

o	Process water tank was refurbished.

•	At the existing CIL Plant, maintenance works have been performed in the elution area where piping has been replaced.

61-0928/MM567	Final V9.0	Page 183
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

10	ROMALTYN EXPLORATION LICENCES

10.1	Regional Geology

The Carpathian volcanic geology is associated with the closure of the Asia-African plate and the European plate

The volcanic activity that took place during the Neogene resulted in the formation of the Oaş-Gutâi-Ţibleş igneous mountain chain, located in the north-western part of Romania. This chain continues north through Ukraine, Hungary and the Czech Republic, and to the south was subject to magmatic processes related to a subduction zone, located at the edge of the East-European plate (see Figure 10.1 below). The magmas have a calc-alkaline character with insular arch affinities.

Figure 10.1: Regional Geology of the Northern Carpathians

61-0928/MM567	Final V9.0	Page 184
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Associated with the Neogene magmatism of the Oaş-Gutâi-Ţibleş Mountain chain is important metallogenetic activity, which resulted in the main epithermal and porphyry hosted gold-silver deposits and polymetallic deposits in fault systems, all of which are to be found in the Baia Mare area. The host rocks consist of extrusive volcanics, dominantly andesites which are underlain by plutonic rocks.

The volcanic activity is closely related to a major tectonic structure represented by the Dragoş-Vodă fault, which is oriented E-W, with a strike extent of approximately 200km. By correlation of geological and geophysical data, Romaltyn believe the existence of a deep seated quartz-diorite group which is overlapping this fracture, as well as other Neocene and pre-Neocene fractures that had a metallogenetic role.

10.2	Mineralisation

The mineralisation associated with the licences in the Baia Mare region is epithermal (high level) and typically consists of a network of quartz veins hosted by andesitic, pyroclastic rocks, locally brecciated, with general strike directions NW-SE, NE-SW, dipping SE or SW at 50-80°.

The main veins vary in length between 1-2.5 km (e.g: Ţapu-Mihai-Nepomuc, IIba; III Lăpuşna Ethel, Băiţa; X Sofia, Main Vein, Săsar) and in width between 1-20m. Numerous secondary structures are developed in both the footwall and the hanging-wall of the primary veins, the strike length of which is up to 300-400m (eg.: Secondary Lode III Football - Băiţa).

Gold-polymetallic mineralisation occurs as veins, cavity infill, stockworks, and breccias and generally consists of free gold grains or disseminated gold in quartz (60-70% free) in the oxide zone and with pyrite, chalcopyrite, blende and galena below the oxidation area. Vertical mineral zoning is discernable with Au/Ag from surface to -100 to 150m; Pb/Zn+Au to -350m and Cu+Au to -1200m.

The gold grades vary both by direction and by inclination, and range between 0.5 -70g/t Au and 3-150g/t Ag. The Au:Ag ratio typically is 1:10.

61-0928/MM567	Final V9.0	Page 185
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

10.3	The Romaltyn Exploration Licences

10.3.1	Introduction

Gold has been identified in the Baia Mare district for centuries with the earliest record of mining in the 14th Century, a historical phase in 18th Century and more intensively over the last 50 years.

All of the Romaltyn licences contain gold oxide ores at outcrop, with known mineralisation extending to depth. Exploration to date has been focused on identifying:

•	Unmined, near surface, wide, single vein, high gold-grade structures;

•	A concentration of narrow veins to allow economic mining; and

•	Disseminated/stockwork lower grade-high tonnage zones.

The Romaltyn Exploration licences consist of the following:

•	Alunis-Piatra Handal Licence No. 11796;

•	Poprad Licence No. 11797; and

•	Camarzana North Licence No. 11795.

A brief description of the geology of these licences is given in the sections below.

10.3.2	Alunis-Piatra Handal Licence

This licence has an area of 18km² and is known to host lead, zinc, gold and silver mineralisation. The mineralisation occurs as both vein and stockwork which is hosted within both igneous and sedimentary formations, displaying a visible zonal distribution. The gold-silver bearing sequences are found close to the surface, in the oxide zone, as found at the June 11 deposit in the southeast of the Licence area.

10.3.2.1 June 11 Deposit

The most important vein and stockwork structure is that found at the June 11 deposit which consists of two main vein systems, namely Lăpuşna III and Ramura, with a strike extent of

61-0928/MM567	Final V9.0	Page 186
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

over 2km (see Figure 10.2 below) Lapusna III vein strikes NE-SW and dips easterly at 70-75°, whilst the Ramura vein has a similar but more northerly strike, this structure dips at 80° to the west, with both structures hinging together in a northerly direction.

Figure 10.2: Location of the Primary Structures Lăpuşna III and Ramura III Veins
(and position of the 50m spaced drill sections)

Historically the June 11 deposit has been partially mined on the narrow very high grade portion of the veins at both surface and from underground. However, Romaltyn have

61-0928/MM567	Final V9.0	Page 187
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

identified this as a target which could contain significant near surface gold-silver mineral resources, amenable to mining by open pit, which is located reasonably close to the Romaltyn CIL plant at a distance of approximately 18km. Romaltyn have identified unaudited resources of approximately 100koz Au.

Channel sampling has identified grades up to 60g/t Au in the H/W vein set, with marginal vein mineralisation up to 22g/t Au and stockwork mineralisation at 8g/t Au over 4.0m wide in the F/W. Systematic drill holes have been planned out on sections placed every 50m along the full strike length of the mineralisation. The drilling programme started in June 2007.

A typical cross section through June 11 deposit of the drill profile 2-2’ is shown in Figure 10.3 below.

Figure 10.3: Drill Hole Section through June II Deposit (Section 2-2’)

61-0928/MM567	Final V9.0	Page 188
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

10.3.2.2 Geochemistry

A geochemical sampling programme was conducted in the north-eastern extension of the June 11 target. This programme was targeted at a mineralised area located north-east of the Nepomuc vein identified from previous sampling. Two anomalies have been identified:

•	Anomaly 1 – Southern: This anomaly highlights elevated values of Au-Ag + Cu, Pb, and somewhat higher values of Zn, As, K and Fe; and

•	Anomaly 2 – Central: An anomaly of elevated Au-Ag + Cu, As, striking in a north-south direction.

Romaltyn believe these two anomalies represent the north-eastern extension of the Nepomuc vein. The area with high concentrations of Au, Ag, Cu, Pb, Zn, east and west of the course of this vein, could suggest the presence of mineralised fractures, parallel to it, or secondary lodes off the main vein (see Figure 10.4 below).

Figure 10.4: Geochemical Anomalies representing the NE Extension of the Nepomuc Vein

61-0928/MM567	Final V9.0	Page 189
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

10.3.2.3 The Hanău Deposit

Romaltyn have identified two main vein systems at Hanău and Firizan in the northwest of the licence area. This vein style mineralisation has been well explored by underground mining, but substantial near surface oxide resources have been identified by trenching and drilling, although further drilling is planned.

Resources estimates have been established for these two deposits but have not as yet been audited (or accepted) by the NAMR:

•	Hanău: 365kt at a grade of 2.05g/t Au and 10.09g/t Ag; and

•	Firizan: 245kt at a grade of 2.81g/t Au and 12.34g/t Ag.

These identified mineral resources have been classified as indicated resources under the scheme adopted by the NAMR and as such have the code 332. Romaltyn consider that there is considerable upside potential to increase the resources in this area.

Both of these targets are located at a distance of approximately 28km from the Romaltyn Mining plant.

At the Hanău deposit (see Figure 10.5 below), Transgold had undertaken trial mining within Block 2, which has an estimated resource of 134kt at a grade of 2.93g/t Au and 9.86g/t Ag, and has partially extracted this block and processed it at the Romaltyn CIL plant; to date approximately 66,550t of ore has been processed with a recovered grade of 3.59g/t Au and 13.36g/t Ag.

For the period of validity of the licence Romaltyn has permission to continue trial mining for extracting a further 20.000t, after which it will need to apply for a full Mining licence.

WAI considered during an audit that Hanău represents an important assest to Romaltyn as it has good access by metalled road and gravel track, has access to water and power within 500m and is reasonably close to the CIL plant and hence is an attractive target to provide a source of additional hard rock feed.

61-0928/MM567	Final V9.0	Page 190
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 10.5: General Configuration of the Hanău Veins

Three trenches have been excavated on the east side of the Ardeleana Valley, in order to identify the northern extension to the Hanău fracture zone. The best intersections within these trenches are given in Table 10.1 below.

61-0928/MM567	Final V9.0	Page 191
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 10.1: Trench Grades for the Northern Extension toHanău
Work	From	To	Thickness	Average grades
	(lm)	(lm)	(m)	Au (g/t)	Ag (g/t)
D110	0.00	10.00	10.00	2.20	20.0
D112	0.00	20.00	20.00	0.98	32.0
D111	0.00	20.00	20.00	2.37	35.0
	16.00	20.00	4.00	6.12	27.0

WAI considers that additional exploration to identify further extensions to these vein systems is warranted. Romaltyn proposed and WAI endorsed, the following further work at Hanău;

•	Data evaluation;

•	Field mapping;

•	Exploration drilling;

•	Resource estimation;

•	Feasibility study; and

•	Conversion to a mining licence.

No further works have been conducted at this target to date.

10.3.2.4 Firizan

Mineralisation has been identified at Firizan over a strike length of 1.5km. The veins are similar to that at Hanău, and strike NE-SW and dip to the NW at 60-80°. The main quartz vein splits up in the northeasterly direction and forms a stockwork. To date 48 trenches (1,984.6m) and 23 diamond drill holes (1,508m) have investigated the structure. Internal resource estimates have have been calculated from surface to a depth of 50.0m.

Soil-geochemical prospecting has aimed at identifying extensions to mineralisation in a south and south east strike direction.

Following the interpretation of the results, three anomalous areas were outlined.

Anomaly 1 – Baia Valley: this is an anomaly of Au-Ag-Cu-Pb-Zn-As which represents a continuation of the main anomaly and is related to veins Nos. 200, 202, 203, 204, which cross the Baia Valley in this area (see Figure 10.6 below).

61-0928/MM567	Final V9.0	Page 192
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Anomaly 2: located approximately 400m north of anomaly 1 and defined by a weaker anomaly of Au-Ag-Cu-Pb. Most probably it marks the NE extension of Vein 200.

Anomaly 3: a Au anomaly which is located approximately 200-300m east of anomaly 1. This anomaly is related to the Speranţa vein system which has a general NW-SE trend.

Figure 10.6: Location of the Baia Valley Au Anomaly

No further works have been conducted here to date.

10.3.3	Poprad Licence

This licence has an area of 1.2km² which is located close to Baia Mare, at a distance of approximately 6km from the Romaltyn CIL plant.

61-0928/MM567	Final V9.0	Page 193
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The majority of the mineralisation is located in veins, with subordinate impregnations or stockworks. The veins have a gold-silver bearing character (the Sofia deposit) and with depth change to a polymetallic character (Aurum, Valea Roşie, Dealul Crucil).

10.3.3.1 Sofia Deposit

The most important mineralisation is located at the Sofia deposit, in the area of the Poprad peak, at the +542m level. More than 75 gold-silver bearing epithermal veins have been outlined, with a general strike orientation of NNE-SSW. The length of the veins varies from between 400-1200m and a thickness from 0.5 -10.0m. In the vertical plane, mineralisation is known to extend to a depth of 900m.

The mineralisation appears in three distinct groups:

•	The eastern group, which includes veins Ioan, Alexandra, Anton and II-IX Sofia;

•	The central group, which veins X-XXVI Sofia; and

•	The western group, which includes veins Tigher – Speranţa

The deposit has been extensively mined over a vertical height of approximately 300m. The richest areas, located in the top part of veins X and XXV, were mined with ore grades ranging between 10-80g/t Au and 20-90g/t Ag.

The existence of extensive underground mining beneath the main structures and the proximity to the Romaltyn CIL plant make this an attractive target for exploration. Romaltyn has recognised this and has adopted an aggressive prospecting programme. Diamond drill holes on a 100m spacing, which would cover the whole area of the Sofia structure, have been planned out (as shown in Figure 10.7 below). The proposed programme includes drilling on seven section lines oriented E-W and includes 118 drill holes, amounting to 24,660m, including drill holes to investigate deeper mineralisation below the +350m level to the +200m level.

Additional works to date have included two drill holes drilled during 2011 as part of the 2011 drill programme. The collar position of the proposed holes is shown in Figure 10.7 below.

61-0928/MM567	Final V9.0	Page 194
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 10.7: Orientation of the Main Structures in the Proposed Drill Area for 2011 (Sofia)

Two main near surface adit levels have been resampled on the +394m elevation. Although the narrow high grade part of several structures has historically been mined, the intact ground between these veins is still mineralised. The encouraging results of the sampling programme on the +394 Tigher and Sofia cross cuts is presented in Table 10.2 and Table 10.3 below.

61-0928/MM567	Final V9.0	Page 195
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 10.2: Channel Sample Results for the Tigher Cross-Cut (+ 394m Horizon)

Interval	Thickness	Grades (g/t)
From – To (m)	(m)	Au	Ag
2.00 – 5.00	3.00	1.25
36.50 – 37.20	0.70	6.19
47.60 – 47.90	0.30	3.03
67.00 – 68.60	1.60	2.08
81.30 – 82.00	0.70	1.25	9.92
87.85 – 88.30	0.45	1.59	7.99
94.00 – 94.40	0.40	7.70	25.02
106.90 – 107.65	0.75	2.45	2.70
124.85 – 125.60	0.75	1.83	21.05
126.80 – 127.40	0.60	1.35	16.49
148.00 – 149.00	1.00	1.56	6.50
150.90 – 151.50	0.60	1.06	7.90
154.00 – 155.00	1.00	1.35	6.70
185.40 – 185.75	0.35	1.01	34.70
190.70 – 191.20	0.50	1.30	78.98
193.60 – 194.00	0.40	2.86	7.20
205.00 – 209.00	4.00	1.70	23.48
216.70 – 217.10	0.40	3.52	12.40
221.40 – 221.80	0.40	2.46	16.20
227.60 – 228.30	0.70	1.19	23.60
241.70 – 242.40	0.70	10.46	48.40
273.20 – 273.60	0.40	1.20
299.00 – 299.15	0.15	1.24
304.60 – 305.60	1.00	1.20
310.00 – 310.60	0.60	1.14
313.20 – 314.20	1.00	2.25
357.30 – 358.00	0.70	2.52
372.00 – 374.00	2.00	1.71
380.95 – 382.00	1.05	1.10
395.40 – 397.00	0.60	2.20

61-0928/MM567	Final V9.0	Page 196
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 10.3: Channel Sample Results from the Sofia Cross-Cut (+ 394m Horizon)

Interval	Thickness	Grades (g/t)
From – To (m)	(m)	Au	Ag
131.00 – 131.60	0.60	1.67	8.30
178.90 – 179.45	0.55	2.15	14.30
222.80 – 223.00	0.20	3.28	31.40
231.70 – 232.20	0.50	21.56	15.90
239.00 – 240.60	1.60	1.86	10.06
249.80 – 250.80	1.00	1.85	18.20
255.50 – 255.85	0.35	1.17	5.70
274.10 – 277.10	3.00	0.65	51.26
280.10 – 280.30	0.20	7.35	62.81
281.30 – 281.60	0.30	1.69	25.30
287.70 – 289.20	0.50	2.32	28.70
296.00 – 297.00	1.00	8.69	54.08
345.00 – 347.00	2.00	1.30	6.65
349.00 – 353.40	4.40	2.34	15.91
433.00 – 433.80	0.80	2.36	13.25
418.20 – 448.90	0.70	1.21	53.20

Additional works have included two drill holes drilled during 2011.

10.3.3.2 Aurum Target

Two main veins (hosted within quartz andesites) have been identified at the Aurum target, Aurum No.6 and Aurum No.8 (as shown in Figure 10.8 below).

The No. 8 vein strikes NNW-SSE and dips 50-70° to the WNW, has thickness of 20-25m and has been identified along strike for approximately 400m. The No. 6 vein strikes N-S and dips almost vertically, averages 10.0m wide and has been identified along strike for approximately 100m. Sample grades vary from 0.4 -74g/t Au. Historically, the structures have been exploited by shallow open pit and two short near surface exploration adits.

61-0928/MM567	Final V9.0	Page 197
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Figure 10.8: Location of Main Vein Structures at Aurum

To date 16 trenches (680m) and 8 drillholes (1,140.5m) have investigated the structures and indicated resources have been estimated on the two structures to a depth of 32.0m.

This target requires further follow-up trenching and drilling.

10.3.3.3 Geochemistry

A geochemical sampling programme has been conducted in the Sofia North target, aimed at identifying Au-Ag mineralised zones north of the main Sofia veins.

Following the interpretation and correlation of all existing data, two anomalous areas were identified.

•	Anomaly 1 – Dealul Cetatii. This anomaly of Au-Ag-Cu-Pb-Zn-Sb is located on the east side of the Antonca Valley, close to Dealul Cetatii. The anomaly ismarked by a maximum value for Au of 196ppb. Highest grades recorded for

61-0928/MM567	Final V9.0	Page 198
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

other elements include Ag (0.45-0.6ppm), Cu (38.5-53ppm), Pb (103ppm) Zn (101-138ppm) and Sb (3.8-6.62ppm). Potassic alteration is also notable in this area, as indicated by the high concentrations of K. The shape of this anomaly (elongated) would suggest a NW-SE vein system, connected to the northern extension of the Sofia veins; and

•	Anomaly 2 – Frumuşica Valley This anomaly of Au-Cu-Hg is located in the Frumuşeaua Valley. The anomaly has an approximately circular shape and is marked by a maximum grade of Au (23-92ppb) in 3 samples. The anomaly also has relatively high values for Cu (31.5ppm) and Hg (0.57ppm), and slightly lower values for Ag (0.2-0.25ppm). Elevated Au, Ag, Hg, Pb, and Sb were also identified south of this anomaly. This would indicate that there may well be a N-S oriented extension of the Sofia mineralisation which is located south of the sampled area.

No further works have been conducted at this target to date.

10.3.4	Camarzana North Licence

This licence has an area of 26.7km² and is located approximately 65km north-west of the Romaltyn processing plant, with its northern boundary against the border with Ukraine.

10.3.4.1 The Corneasca Target

Two main mineralised zones have been identified, Corneasca veins 1 and 2. The length of the known mineralisation is 1.2km on Corneasca vein 1 and 400m on Corneasca vein 2. The veins strike NNW-SSE and dip at 60-80° to the WSW and vary in thickness from 0.5 -5.0m. Recorded Grades vary from 0.4 -15.0g/t Au and 0.2 -37.0g/t Ag.

The exploration works conducted consist of trenches and drill holes, which have outlined ore zones with an average grade of 4.5g/t Au and 10.4g/t Ag, over an average thickness of 2.2m.

Exploration activity by Romaltyn commenced in September 2007 with the excavation of five trenches (between the existing ones) on Corneasca vein 1 when the area formed part of the

61-0928/MM567	Final V9.0	Page 199
June 2011

Back to Contents

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

former Bixad Licence previously held by Romaltyn Exploration. The most significant intersections are given in Table 10.4 below.

Table 10.4: Significant Trench Intersections on Corneasca Vein 1

Work	From	To	Length	Average Grade
	(ml)	(ml)	(ml)	Au (g/t)	Ag (g/t)
Trench no. 144	5.00	7.10	2.10	4.24	8.48
Trench no. 145	1.20	4.80	3.60	3.50	3.97
Trench no. 146	8.90	10.70	2.80	2.50	2.29
Trench no. 147	1.20	3.50	2.30	5.43	4.04
Trench no. 148	0.70	2.90	2.20	7.32	2.45
10.3.4.2 Geochemistry

The results of the geochemical sampling were analysed by plotting cumulative logarithmic frequency curves for each element, with the help of the Surfer software, in order to identify the area where their grades differed from the normal distribution (see below).

Following the interpretation and correlation of all the data obtained, the following was interpreted:

•	Geochemical anomalies were observed for Au-Ag + Cu, Pb, Zn, As, Sb and Hg, which are related to the extension both to the north and south of the Corneasca 1 and 2 vein structures, and it is possible that these mineralised structures may continue beyond the border with the Ukraine;

•	Several anomalies of Au-Ag + Cu, Pb, Zn, As, Sb were outlined west of the Corneasca structure, which would suggest a secondary mineralised structure located west of the Corneasca 1 vein, having a similar NW-SE direction; and

•	Within the north-west part of the Bixad tenement, good anomalies of Hg, sustained by average grades of Cu-Pb-Zn, but without significant grades of Au and Ag were identified.

61-0928/MM567	Final V9.0	Page 200
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

10.4	Current Exploration Practices

10.4.1	Diamond Drilling

In April 2007 Romaltyn acquired both a diesel powered Atlas Copco CS14 drill rig and an Atlas Copco U6 drill rig with electric power unit, to undertake exploration drilling on the licences. The CS14 rig operated up to 2009, utilising wireline HQ and NQ diameter in-hole equipment.

The drilling programme at the June 11 target was started in June 2007 using a Longyear LM38 drill rig, property of SC Foradrill SA, a contract drilling company, subsequently utilising the Atlas Copco CS14 after commissioning.

The current drill programme at Sofia (started May 2011) is underway with two drill holes having been completed by SC Foradrill SA using the Longyear LM38 drill rig. WAI has observed the current drilling practices on site and has found them to be of very good standard.

Romaltyn Exploration utilises a STUBBIE 3 core cutter which is located in a container at the headquarters of the drill contractor, SC Foradrill, where there is an adequate supply of running water. All core intersections have been cut into two; with one half being retained for reference in wooden core boxes. The boxes are well constructed and labelled up in an accepted international format.

All drill core, together with duplicate samples, and geochemical samples was stored up to May 2009 in the administration buildings of a redundant mine owned by the mining company REMIN, Baia Mare. The storage facilities were maintained to a very good standard.

Since May 2009 (with the demise of Remin), the core has been transferred to a more secure facility on the outskirts of Baia Mare, which has round the clock 24/7 surveillance. Here again the core is racked to a very good standard.

The core is currently logged by Romaltyn Exploration staff and sent for cutting with a diamond saw located at headquarters of the drill contractor, SC Foradrill, with one half of the core then sent for assay.

61-0928/MM567	Final V9.0	Page 201
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

All the reconnaissance samples, from trenches and drill holes, are put into textile bags, labelled, written down in registration tables, and then sent to be crushed and submitted for assay at the certified laboratory of ALS Chemex Roşia Montană which is accredited to ISO standards. On completrion of assay the remaining pulps and coarse rejects are returned to Romaltyn Exploration, where they are stored in a secure container at the Romaltyn Mining plant site.

Blanks and standards are submitted in sample batches at a rate of a minimum of one of each per 50 samples. WAI has reviewed the QA/QC procedures adopted by Romaltyn Exploration, together with the results of blank and standard sampling and have found them to be of an acceptable standard.

WAI Comment: at the time of this audit (May 2011) and on previous visits WAI has observed the sample preparation method and approach adopted by Romaltyn and considers it to be undertaken to a good internationally accepted standard.

WAI has also reviewed the QA/QC procedures adopted by Romaltyn Exploration, together with the results of blank and standard sampling and have found them to be of an acceptable standard.

10.4.2 Summary of Exploration Works (2009-2010)

A summary of work completed during the first and second exploration contract years (April 2009 to April 2011) in the Romlatyn Exploration tenements is given in Table 10.5 below.

During 2009, Romaltyn Exploration prepared much of the documentation required in order to carry out the exploration works as tabulated above, this work included:

•	Preparation of geological work programmes;

•	Environmental rehabilitation projects;

•	Exploration programmes and budgets;

•	Land access documentation;

•	Obtaining authorisation to begin field work from the central and local authorities; and

•	Entering contracts: core shed, drilling, assaying, chemical analysis.

61-0928/MM567	Final V9.0	Page 202
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 10.5: Summary of Exploration Works (2009-2010)
Activity	Unit	Quantity	Quantity	Quantity	OVERALL TOTAL
		Alunis-Piatra	Camarzana
		Handal	North	Poprad

I. Exploration
Land surveys	km	0.3	2	0.5	2.8
Reconnaissance sampling, prep, assays	piece		35	61	96
II. Geochemical Sampling
Geochem sampling+prep.+assays	piece		386	198/198	584
Geochemical report	piece		1	1	2
III. Trench & Gallery Sampling
Trench excavation	m³	7	186		193
Trench sampling	lm	240	62.6		302.6
Trench sample preparation, assays	piece	115	54		169
IV. Drill Holes
Access road	km		2	3.0	5
Site preparation	piece	27	2	2	31
Diamond drill holes	lm	3271.8	50	478.5	3800.3
Diamond drill hole sample preparation	piece	1087	39	192	1223
Diamond drill hole sample assay	piece	1118	39	97	1254
Environment rehab. at the drilling site	piece	27	1	2	31
V. Geological Documentations and Reports
Yearly programmes, Bi-annual, Yearly
reports		2+2+2	2+2+2	2+2+2	18
Exploration fee	US$	25,669	38,238	2,362	66
Land documentation	US$	664		2,406	3,070
E.P.A. documentation	piece	1	1	1	3
TOTAL VALUE	US$	1,232,517.89	354,753.68	402,223.31	1,989,494.88
Out of which Environment Rehabilitation	US$	19,000.00	12,700.00	14,000.00	45,700

10.4.3 Proposed Exploration (2011)

The proposed exploration works programme and budget for 2011 is presented in Table 10.6 below.

10.5	Romaltyn Exploration Extraction Potential

The objectives of Romaltyn Exploration is to carry out geological investigation of known resource potential in the Baia Mare area that could be developed through resource estimation and classification to ore reserves (ultimately these estimates would be in accordance with the guidelines of the JORC Code (2004) which could be processed at the Romaltyn Mining plant economically.

61-0928/MM567	Final V9.0	Page 203
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 10.6: Proposed Exploration Works Programme and Budget for 2011
		ALUNIS-
		PIATRA	POPRAD	CAMARZANA	TOTAL
		HANDAL		NORTH
Activity	Unit
I. Exploration
Land surveys	km	6	7	20	33
Reconnaissance sampling	piece	10		100	110
Reconnaissance sample preparation	piece	10		100	110
Reconnaissance sample assays	piece	10		100	110
II. Geochemical Sampling
Geochem sampling+prep.+assays	piece			1,000	1,000
Geochemical report	piece		1		1
III. Trench & Gallery Sampling
Trench excavation	m³	350		600	950
Trench sampling	lm	200		500	700
Trench sample preparation & assays	piece	200		500	700
IV. Drill Holes
Access road	km	2.5	10	2	15
Site preparation	piece	15	12	4	31
Diamond drill holes	lm	1,500	2,900	400	4,800
Diamond drill hole sample preparation	piece	600	1,800	200	2,600
Diamond drill hole sample assays	piece	600	1,800	200	2,600
Environment rehab. at the drilling site	piece	15	12	4	31
V. Geological Documentations and
Reports
Yearly programmes		1	1	1	3
Bi-annual support		1	1	1	3
Yearly reports		1	1	1	3
Geol. documentation for resource
calculation (3D) + Feasability study		1			1
Mineralogical + petrographical studies
TOTAL VALUE	US$	399.52	549.48	226.20	1,175,200

Romaltyn Exploration holds 3 main deposit targets, namely Hanau, June 11 and Sofia.

The deposits of Hanau and June 11 have both been stripped of overburden and have been subject to previous small scale mining. These deposits are open for mining following the resource/reserve certification by the National Agency for Mineral Resources (NAMR) of Romania, and the conversion of the exploration licence to a mining permit. Sofia requires more work to bring it into production given its current level of exploration.

61-0928/MM567	Final V9.0	Page 204
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

10.6	Historical Resource Estimates

10.6.1	Unaudited Romaltyn Mineral Resources

Mineral Resources have been estimated for assets held within the main licence areas; however, these are based on internal Transgold SA & Explorer SA polygonal estimating techniques and as such have not been approved by the NAMR.

For reference purposes only, these resource estimates are presented in Table 10.7 below.

WAI Comment: WAI and KazakhGold management do not consider that these resources have been prepared in accordance with the guidelines of the JORC Code (2004), but are shown to illustrate the potential of the targets within each licence.

Table 10.7: Unaudited Romaltyn Identified Mineral Resources (Based on Internal Transgold SA & Explorer SA Polygon Estimates) Not Approved by NAMR (National Agency of Mineral Resources)
	NAMR	Tonnes	Au	Ag	Au	Ag
Licence Area	Category	(t)	(g/t)	(g/t)	(oz)	(oz)

	Measured	365,341	2.05	10.09	20,079	118,517
Hanau	(331)

	Indicated	243,714	2.81	12.34	22,018	96,691
Firizan	(332)

June 11 – Ramura III	Indicated	713,226	1.80	12.00	41,275	275,169
Vein	(332)

June 11 – Vein III	Indicated	377,246	3.05	20.09	36,993	243,666
Lapusna	(332)

June 11 – Vein III	Possible	126,292	3.28	19.46	13,318	79,015
Lapusna	(333)

10.7	Current Mineral Resource Estimates

10.7.1	Introduction

Sufficient drilling has been conducted at the June 11 deposit to allow WAI to prepare a Mineral Resource estimate in accordance with the guidelines of the JORC Code (2004). The mineral resource estimate presented here is based on a model prepared by WAI. The model was created in May 2011 and considers all sample information available to this date

61-0928/MM567	Final V9.0	Page 205
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

however, the model is not depleted with respect to surface workings at the site or other existing development as not enough information was available.

10.7.2 Topography

Topographic data was supplied by the client as contour strings in .dxf format. The information provided does not include survey information for the existing surface workings at the site and therefore the modelling as outlined below results in an undepleted model. The creation of an up to date digital survey including these workings should be a priority to gain a more accurate picture of the remaining resources. An isometric view of the topography DTM as used in the modelling process, with borehole collar locations for reference, is shown below in Figure 10.9.

Figure 10.9: Isometric view looking north of topographic DTM used in modelling with collar locations for reference

61-0928/MM567	Final V9.0	Page 206
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

10.7.3 Database Compilation

The sample database was supplied as comma separated Excel sheets for collar, survey and assay information. Verification was carried out to ensure there were no duplicate or overlapping samples. Most drilling at the deposit is generally orientated at approximately 300° with a few holes towards approximately 120° at varying dip angles (mostly at approximately 45°) to cut a cross the strike of the deposit. The profile sections are spaced roughly 50m apart and are shown below in Figure 10.10 in plan view. Samples were assayed for Au and Ag.

Figure 10.10: Plan view of Sample Locations in Red

10.7.4 Domaining

To assess an appropriate grade to domain the deposit a contiguous sample length analysis was also completed, to investigate the effect of a grade cut-off on identified intercepts. In this analysis, composites were created across all intercepts comprised of diamond drillhole and trench samples above a specified cut-off grade. For all of the composites created above

61-0928/MM567	Final V9.0	Page 207
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

the cut-off, the average composite length and average grade was determined. The procedure was repeated for a series of different cut-offs. Around a cut-off level of 0.5g/t Au, there is a reduction in the overall average length of intercepts.

10.7.5 Global Geostatistical Analysis

Samples were coded based on their locations relative to the mineralised domains defined as described above. All samples falling within the defined mineralised zones based on the Au cut-off grade were selected for further processing. Statistical analysis has been carried out on the samples to identify any potential bias that may be present within the data. Approximately log-normal populations were found for all elements.

To identify the need for top cuts, the log probability plots and quantile distribution for each element were studied to identify the presence of any outlier values. A top cut of 17.6g/t was applied to Au and 232g/t to Ag. The top cuts were applied to these outliers in order to reduce any undue influence during grade estimation. Values above the top cut value are reduced to that value. The largest single grouping of sample lengths was 2m but approximately 45% of samples are longer than this and so a composite length of 4m was chosen for further processing in order to give a consistent level of support for geostatistical analysis.

10.7.6 Variography

Directional experimental semi-variograms for Au and Ag were generated for the along strike, across strike and down dip directions using the composited and top cut data. Nugget variances for each were modelled from average downhole variograms based on a 4m lag distance reflecting the drillhole composite spacing. Directional variograms for Au were not considered robust enough to model and an omnidirectional model was defined. Directional variograms for Ag were considered more robust.

10.7.7 Block Modelling

The cell size of the indicated model (2m x 5m x 5m (across strike x along strike x down dip)) was fitted to a larger model prototype, with parent cells 4m x 20m x 10m, so that the parent cell dimensions more properly fitted the sample spacing. The original indicated cells was

61-0928/MM567	Final V9.0	Page 208
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

retained so that subcelling took place to the indicated model layout. The model was rotated 28° around the Z axis to align with the general strike of the deposit.

10.7.8 Density

No density values were provided and a constant density of 2.7t/m 3 was assigned to the model on the basis of experience form similar deposits.

10.7.9 Grade Estimation

Grade estimation was carried out using Ordinary Kriging (OK) as the principle interpolation method. Inverse Power of Distance Squared (IDW2) and Nearest Neighbour (NN) were also used for comparative purposes for each element.

For the mineralised zones, the OK estimation was run in a three pass kriging plan, the second and third passes using progressively larger search radii to enable the estimation of blocks unestimated on the previous pass.

10.7.10 Depletion

The block model was not depleted against surface workings as no survey exists of these in the required format. This model and the results reported below are reported undepleted and an up to date survey of the area would be required as a priority in order to gauge more accurately the remaining tonnage.

10.7.11 Resource Classification

The resource classification for the deposit is classified in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves [JORC Code (2004)]. The deposit is classified as inferred. In order to stand the best chance of increasing classification of part or all of the deposit to indicated the following works are recommended:

61-0928/MM567	Final V9.0	Page 209
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

•	A full topographic survey of the area in order to be able to deplete the quoted tonnage to reflect what is remaining in the ground.

•	An oxidised layer is deemed to exist at the deposit but information on the depths this is found to is not recorded in the drilling database. Adding this information would enable a more robust interpretation of the deposit.

•	No specific gravity measurements were available for this study and an indicative figure was used based on similar deposits. A specific gravity figure for this particular deposit would enable a more robust resource evaluation.

•	Infill drilling to improve interpretation of the mineralisation. It is difficult to quantify the spacing required for an improvement in classification but a reduction in the current profile spacing from 50m to 25m would provide a much clearer picture of the deposit and should allow a more robust interpretation of the mineralisation and improved variographic study. Down dip drillhole spacing currently averages 25-30m and a continuation of this spacing in any new infill profiles drilled would be desirable.

10.7.12 Resource Evaluation

The undepleted Mineral Resource Estimate is shown in Table 10.8 below.

Table 10.8: Mineral Resource Estimate Total in-situ Undepleted Resources OK Whole Deposit (Reported WAI, 11th May 2011) (in accordance with the guidelines of the JORC Code (2004)

	Cut Off Grade (g/t Au)		0.5	1.0	1.5	2.0
Inferred	Tonnage (kt)		3,176	2,355	1,576	1,060
	Au (g/t)		2.00	2.42	3.01	3.63
	Au	kg	6,352	5,698	4,744	3,846
		t oz	204,208	183,196	152,535	123,655
	Ag (g/t)		19.49	21.50	25.33	28.28
	Ag	kg	61,896	50,623	39,925	29,964
		t oz	1,990,010	1,627,570	1,283,628	963,353

Notes:
1. Mineral resources are quoted here undepleted for surface workings or any other previous extraction
2. Mineral Resources are not reserves until they have demonstrated economic viability based on a Feasibility study or pre-feasibility study.
3. Mineral Resources are reported inclusive of any reserves.
4. Grade represents estimated contained metal in the ground and has not been adjusted for metallurgical recovery.

61-0928/MM567	Final V9.0	Page 210
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

11	ENVIRONMENTAL & SOCIAL

11.1	Permitting and Licences

11.1.1 Updates and Changes Made to Accommodate Legislative Changes.

Permitting regulations in Romania, in keeping with the accession to the EU, have changed in order to fit with the EU directives.

The Romaltyn tailings facility had a permit to operate until December 2010 under Government Order GO349/ 2005. In keeping with the EU directives, a waste management plan was prepared and submitted according to the Government decision 856 of 2008. This was approved by the Central NAMR, and then submitted to the Regional Environmental Agency in Cluj. Some observations were made by the REA and resultant modifications were made to this effect, and finally were approved by the regional agency. This was submitted to the regional NAMR to be sent to the National Agency of Mineral Resources. This also conforms with Government Order 180 of 2010.

Air and water baseline studies around the plant and the Aural tailings dam were undertaken.

11.2	Closure Plans and Designs

The closure plan was updated, taking into account the latest legal provisions along with newly revised costs, latest technology and any physical changes that have taken place since the original study.

11.3	Servitudes

The following actions have been taken:

Central dam: discussions were held with the owner of the land (Coza Rent) beneath the Central dam feedstock material. The rentals asked for were regarded as too high for this area and this type of land. Final agreement could not be reached, the land was acquired by Coza Rent after the deposition of the material, and it is held by Romaltyn that has the right

61-0928/MM567	Final V9.0	Page 211
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

of superficeries to remove its material. Romaltyn has now taken this matter before the court, for a speedy resolution.

Meda dam: discussions took place with the Atrium Company the final stages having been reach regarding the servitude agreement. In the final stages the rentals asked for by Atrium were regarded as excessive. The land is zoned for mining and the mining laws make provision for this type of arrangement. Romaltyn has taken this matter before the courts in order to achieve a timeous resolution.

Pipeline routes: the pipeline routes between the Central dam and the plant and the plant and the tailings dam are owned by the state company Remin. Remin is currently undergoing liquidation proceedings. Romaltyn attempted to negotiate with Remin regarding these pipeline routes, but as they are in liquidation this was not possible. In order to assert its servitude rights for these pipe routes, given that Remin was initially a shareholder in the Transgold assets, Romaltyn is noted in their closure plans as being responsible for the rehabilitation of these pipe tracks in their closure plans. The liquidators and management did not respond to requests for conciliatory meetings etc so Romaltyn finally had to take the matter before the court in order to assert its servitude rights.

Work has focused in 2010/11 on the environmental aspects of the construction with the design and ongoing construction of the slurry and decant detox areas. The main construction work is based at the decant detox facility (located at the Aurul tailings dam) which has a capital cost estimate of US$4.5M. Romaltyn Mining has been visited by the Minister of Environment and the department has pledged their support for the project.

All other aspects of the project have been reviewed and if fully funded, it should be in production within 6-8 months.

11.4	Integrated Environmental Permit

In order to operate, Romaltyn must have an Integrated Environmental Permit (IEP), in compliance with the IPPC EU Directives.

The permitting procedure for the plant started in February 2007. The resumption of the operation is based on an existing operation, with all its necessary permitting. The

61-0928/MM567	Final V9.0	Page 212
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

documentation for the IEP also includes site and security Reports, which must be compiled by companies authorised by the appropriate authorities.

In addition, risk and health assessments must be produced for each of those objects that form part of the overall operation, which includes the process plant, slurry pipelines, Central dam mining and slurry operation and Aurul dam tailings management facility. All the documentation must comply with the Romanian laws in force, which in turn have been reconciled with the EU legislation, so ultimately complying with both sets of legislation.

In 2008, the government decision 856/2008 was issued to implement the EU Directive 2006/21/CE regarding the mining wastes. This decision makes non-effective the provisions of the old Decision no 349/2005 which was stipulating that the Aurul dam should have stopped activity in December 2010. According to the new decision, Romaltyn Mining may operate if the dam complies with all the regulations. The 856 decision stipulates that mining operators have to prepare a Waste Management Plan that has to be approved by NAMR and the Cluj Regional Agency. In February 2010, Romaltyn Mining submitted the Waste Management Plan to the NAMR and received approval in April 2010. Subsequently, the regulation for compiling the Waste Management Plan was approved by the Order 180/2010 that came into force in January 2011. A new Waste Management Plan was compiled based on the new regulation and it was submitted to the NAMR, and Romaltyn Mining should soon receive the approval.

In order to comply with the Environmental laws regarding emissions and the EU directives regarding mining wastes, Romaltyn has had to modify its existing process in order to be able to mine the Central tailings dam. In order to modify the circuit, Romaltyn has had to build additional installations which include:

1.	Finishing the works at the Central pumping station;

2.	Refurbishment of the lime dosing station, located near Central tailings dam and pipe to the pumping station;

3.	A lime station at the Romaltyn plant;

4.	Slurry detox station;

5.	5.2km long tailings pipeline from the Romaltyn Plant to the Aurul tailings dam;

6.	Decant water detox station; and

7.	Relocation of the Central tailings dam slurry pipeline in the Meda area.

61-0928/MM567	Final V9.0	Page 213
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

In Romania, in order to build, a construction permit is needed and for this to be granted several other permits must be produced beforehand, including:

•	Urbanism certificate – which is specific for each and every project;

•	Environmental agreement;

•	Sanitary agreement;

•	Water notice or agreement; and

•	Agreements from the various utility companies, including phone, power, gas and water, etc.

For items 1-6 listed above, all the agreements were obtained and Romaltyn has the construction permit.

For item 7, Romaltyn have recently agreed with the owner of the land on the most appropriate route and design for the slurry pipeline, a construction permit was granted and the company will now endeavour to obtain all the final agreements

For all the above agreements, specific documentation is needed, this must be compiled by a company authorised to do so by the relevant ministry. For the construction permit a detailed technical design is needed, based on which the documentation is submitted.

The flow sheet in order to obtain the necessary agreements and permits is shown in Figure 11.1 below.

For the IEP, Romaltyn has undertaken all the necessary steps, including conducting a public debate and provided access for ongoing site inspections by the Regional Environmental Agency inspectors. Romaltyn has also updated all relevant documentation, highlighting changes and, as a result have submitted updated site reports, security reports and risk assessments.

WAI understand that the Regional Environmental Agency is currently drafting the Integrated Environmental Permit (IEP).

61-0928/MM567	Final V9.0	Page 214
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Design
The documentation for request of the Urbanism Certificate.
(It will be filled at the City Hall from the area where the designed activity will be performed)
By the Urbanism Certificate, we request notices/agreements from series of authorities interested in the design.
Urbanism Certificate
(issued by the City Hall)
The notices/agreements list is correlated with the type of activity and with the placement, and can differ from one design to another.
Public Health Directorate
Environmental Agency
Emergency Situations Inspectorate
Romanian Waters Agency
Construction Safety Inspectorate
Fireman
Electricity, gas supply, sewage
Other organisations interested in the design
Compiling the documentation for the notices requested by the Urbanism Certificate
(for each authority separately)
Soliciting the notices requested by the Urbanism Certificate
(from each authority separately)
Compiling the documentation for requesting the Construction Permit
(to which we attach the Urbanism Certificate and the notices required by this certificate)
Request for the Construction permit
(by filing the documentation for requesting the Construction Permit to the City Hall from the area where the construction is made)
Construction Permit
(issued by City Hall)
Performing the Construction
Compiling the specific documentation for request The Authorisation to operate
Specific documentations are compiled or standard forms are filled in, depending on the type of activity. Usually, permits are solicited from Public Authorities, the same Authorities form which the notice/agreement was requested by the Urbanism Certificate.
Request for the Authorisation to operate
(from each of the interested authorities)
Request for the Operation Permit
(standard documentation to which the permits from each interested authority are attached)
Operation Permit
Operation

Figure 11.1: Permitting Schedule

After all the construction works are completed, Romaltyn will have to demonstrate to the authorities that the plant will run to specification and design. This inspection period will last

61-0928/MM567	Final V9.0	Page 215i
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

3 months during which time the operation will be monitored and measured by the Regional Environment Agency. On satisfactory completion of this acceptance inspection in which all the authorities will participate along with the regional environment agency, the EIP will finally be issued.

61-0928/MM567	Final V9.0	Page 216
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

PART D: EAST KAZAKHSTAN ASSETS
12	BACKGROUND
12.1	Location

Three gold deposits were acquired by the Company in 2005. These are located south of the city of Semipalatinsk, where the Company has established a base to manage its operations in Eastern Kazakhstan. The properties are Akzhal and Kaskabulak (Figure 12.1) .

Figure 12.1: East Kazakhstan Operations, Akzhal and Kaskabulak

12.2	Geology and Mineralisation

12.2.1 Regional Geology

The region is located within the southwestern part of the West Kalbinsk structural zone, where two sub-zones are differentiated viz. the South-West zone and Charskaya. The structure is dominated by the Zholdykar fold and thrust fault. There are separate tectono-stratigraphic blocks of different age within the structure of the Zholdykar fold. Rock types

61-0928/MM567	Final V9.0	Page 217
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

found in the fold include volcanogenic sediments of the Karabai formation and the Arkalyk and Aganaktinsk intrusive suites. Intrusive activity of the Arkalyk formation frequently coincides with middle Devonian structures.

The following intrusive complexes are recognised in the Akzhal area:

1.	Charsk ultrabasic complex –Devonian age;

2.	Argimbai intrusive complex – Carboniferous; and

3.	Saldyrminsk hypabyssal intrusive complex - Carboniferous-Permian age.

The Charsk ultrabasic complex is represented by serpentinites and harzburgites which are associated with deep seated faults with the strike having a north-west orientations. They are frequently located near intersections with east-west striking faults. Most of the ultrabasic rocks in the fault zones dip relatively steeply (normally more than 40°).

The Argimbai intrusive complex is associated with faults that strike north-west. They form relatively large layered complexes and dyke swarms. The rock types include gabbros, diorite porphyries, quartz diorites and porphyritic granodiorite.

The Saldyrminsk hypabyssal intrusive complex is composed of granodiorites and diorites with both large plutons and associated dykes. The granodiorites vary in size from several hundred metres in diameter up to 9km2. The largest intrusive is inferred to be at Akzhal where gravity modeling suggests that the top of the intrusive is located at a depth of between 150-200m and the body extends to a depth of 1.5km.

Palaeozoic stratigraphy is represented by the Devonian Karabai formation in East Kazakhstan. This stratum is composed of sheets of basalts, andesites and associated pyroclastic rocks, with jaspers, jasper-quartz, sand tuff and strata marbleised limestones. The formation is up to 1,000m in thickness. The Karabai formation is found in the central part of the Zholdykar anticline.

Carboniferous age Arkalyk suite sediments are composed mostly of sandstone. At the Akzhal and Boko ore deposits the Arkalyk suite sediments are found in a 20km2 area. The strata dip varies from 35-40° to vertical. These sediments are intercalated with intrusions of Argimbai and Saldyrminsk complexes. The sedimentary suite is around 1,000m thick.

61-0928/MM567	Final V9.0	Page 218
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

12.2.2 Mineralisation

Gold deposits are found as single linear type deposits and in clusters proximal to and within the 100km long Akzhal-Boko deep-seated fault. Akzhal comprise two of the ore deposit clusters and although both are on the Akzhal-Boko deep fault, there are significant differences between them. The Vasilevskiye ore field mineralisation forms in elongated clusters stretching along the Akzhal-Boko deep fault but at the Akzhal deposit the structural pattern differs being in multiple strike directions emanating from the deep seated fault zone. The Bukonsk suite carbonaceous strata of Middle Carboniferous age are found at the Vasilevskiye ore field. These sediments are excellent host rocks as they acted as chemically reducing horizons when ore fluids were introduced. At Akzhal there are intrusions of granodiorite, diorite and silica-tuff of the Arkalyk and Aganaktinsk suites which are of Lower Carboniferous age.

The age and style of mineralisation comprises mid-Palaeozoic orogenic gold in quartz veins and silica-sericite-albite alteration. There is strong structural control of the orebodies and association with igneous intrusion activity. Mineralisation contains sulphides associated with gold, including pyrite, arsenopyrite, sphalerite and galena. Albite and silica are common alteration minerals but sericite overprints these earlier stage minerals. This suggests that mineralised fluids had a neutral pH and then later became more acidic, indicating that at least two mineralised fluid sources are present. Fluids may have been derived from igneous intrusions and lower crustal regions entering via the large crustal scale faults in the area. Fluid mixing causing redox reactions is the most efficient mechanism to precipitate gold from solution.

12.2.3 Resources

Resources for the assets held in eastern Kazakhstan are a mixture of State approved resources and resources that have been estimated, but not submitted. These resources have not been estimated in accordance with the guidelines of the JORC code (2004) and are therefore not reported here.

61-0928/MM567	Final V9.0	Page 219
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

13	AKZHAL DEPOSIT

13.1	Location, Access & Infrastructure

The Akzhal deposit is situated in the Zharminskyi Area of Eastern Kazakhstan, 500km east of Astana, 200km south-southwest of Semipalatinsk and 18km east of the Zhangyz-Tobe railway station.

The main asphalt road, “Eastern ring”, connects the rayon center with the cities Ust-Kamenogorsk and Semey, as well as the villages of Georgievka and Kokpekty.

The village of Akzhal has the mill with tailing pond nearby, administration building with canteen, heap leach pad, boiler and substation. A 35KVa power line from Georgievka-Akzhal, supplying the village and facilities, goes across the deposit.

The near vicinity of large industrial centers and railway, the availability of a mining camp with electricity, create favorable conditions for gold mining.

Elevations at the site vary from 410 to 490m, whilst height differences reach 80m. The climate is extremely continental with maximum temperature in July up to +40oC and minimum in January to -40oC. Depth of freezing reaches 1.0 - 1.5m. The area is characterized by a continuous blowing wind of a south-eastern direction, sometimes reaching storm-force.

River systems in the area of the deposit are poorly developed. In winter, surface water is frozen, with only the Char river having year round flow, a tributary crossing the northeast part of the Akzhal deposit.

13.2	Mineral Rights & Permitting

In November 2006, “AP Gornyak” LLP acquired an extended mine allotment of some 11.12km 2. The corner coordinates of the mine allotment are:

61-0928/MM567	Final V9.0	Page 220
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

1.	49°13'01" N 81°24'42"E

2.	49°13'01" N 81°23'30"E

3.	49°14'45" N 81°23'30"E

4.	49°14'45" N 81°25'56"E

5.	49°12'55" N 81°26'57"E

13.3	Local Geology

The Akzhal deposit lies within a trianglular-shaped tectonic block with an area of 4km2. It is formed by large east-west and north-west faults. In the central part of the Akzhal deposit a small diorite intrusion (500m x 600m) is located within the hinge of an anticline in siliceous and pyroclastic sediments of the Lower Carboniferous period. The anticline’s fold axis coincides with the Samodurovskaya mineralised zone (Serebristaya). There are three other anticlines that can be traced to the north and south from the central anticline.

The Akzhal diorite intrusion, dykes and mineralisation are located in the faults of the area. There is intense faulting throughout the Akzhal area. The predominant strike direction of the faults is northwest with a second order strike direction towards the northeast. East-west and north-south faulting are much less common. All the orebodies discovered are spatially associated with the faults. Mineralisation is represented by sub-conformable laminated fractures. Most of the known orebodies follow a northwest strike and dip towards the northeast. Only a few follow the north-east striking faults. Mineralisation is rarely seen in the north-south and east-west orientation.

There are about 200 known

13.4	Mineralisation

quartz veins and five large mineralised breccia zones. Most of the lower grade gold-quartz veins are hosted within the intrusive with the higher-grade mineralised zones hosted in siliceous-pyroclastic strata. The orebodies range from 10m in length to several hundred meters with discrete mineralised zones that can be up to 20m wide. The average thickness of individual gold-quartz veins varies from 0.16 to 1.00m.

Depth of oxidation of the orebodies from surface varies between 15 to 30m. There appears to be some supergene enrichment of gold at the base of oxidation where the upper

61-0928/MM567	Final V9.0	Page 221
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

saprolite zone changes into lower saprolite. The oxidation zone has not been clearly defined as in some places weathering has been observed down to a depth of 140m but in other areas non-oxidised pyrite is found at depths between of 15-20m from surface within a diorite in the Funtovaya III zone. Oxidation and weathering appear to be directly related to the rock type so the depth can vary extensively although the majority of oxide gold mineralisation is found from the surface down to 26m depth.

Primary mineralisation is contained in quartz veins and alteration zones and it best observed at the Serebristaya #39 and #36 lodes. The whole deposit exhibits two types of mineralisation. Unlike gold in quartz veins which tend to cluster, the alteration zone mineralisation has a more even distribution of gold but the average grade is generally lower.

All country rocks have been subjected to hydrothermal alteration around fractures and faults. Alteration assemblages observed includes silicification, sericitisation, carbonatisation, chloritisation and albitisation. Peak metasomatism is represented by serpentinisation of ultrabasic rocks. Sulphide and gold mineralisation are associated with albite, chlorite, carbonate, silica and sericite alteration. Sulphides include pyrite, arsenopyrite and less commonly chalcopyrite, sphalerite and galena. Silver and arsenic are the most consistent pathfinders for gold mineralisation.

The Vertikalnaya and Dolinnaya ore zones are located in siliceous and tuffaceous formations of the Arkalyk suite; both of the zones dip to the north at 75-90°. These are located on the northern limb of the Akzhal anticline which is proximal to a diorite intrusion. Both zones are almost parallel to each other and diverge on each end.

The Vertikalnaya zone (orebody #1) is 1,200m long and up to 50-70m wide. It is viewed as the most prospective zone for oxidised ore. To date only the eastern flank of the zone has been fully explored and partially developed by trenches spaced 20-40m apart, and tested to a depth of 40m by underground development from Shaft #1 (Vertikalnaya). There are developments spaced 20m apart in the central part of this deposit, with 50m spacing on the flanks. Directly adjacent is the smaller Kontaktnaya orebody which is 335m long and 20m wide with underground exploration developments testing it to a depth of 40m.

61-0928/MM567	Final V9.0	Page 222
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The Dolinnaya zone (orebody #2) is adjacent to Vertikalnaya. The zone is 400 m long and up to 60-100m thick. Also, the Izmailovskaya zone is located in the northeast and strikes towards the north-west (310°).

The Novaya zone dips north-eastwards at 60° and is a shear structure that links the largest ore zones such as the Vertikalnaya zone in the north-east and Evgenyevskaya zone in the north-west. Siliceous and volcanogenic strata of the Arkalyk suite are host rocks to the Novaya ore zone. The Novaya ore also contains breccias with quartz veins, pyrite and arsenopyrite. The total length of the zone is 460m. It has been mined historically by small time prospectors along the south-western edge for a distance of 280m strike length to around 3.0m deep. This orebody #3 ranges in width from 1.0 to 3.5m.

The most important feature of the Novaya zone is that at depth it increases in width from 4.0m to 14.8m with an apparent increase in grade between 3.6 to 5.7g/t Au. This historical drill data was not used in the resource calculation as there was no information to confirm the drill hole geology. The abovementioned high gold grades require confirmation drilling in the next exploration programme.

Ore zone #36 is associated with a south-west fault in the Akzhal granodiorite and is 350m long and dips north-eastward at 45-70º. The #36 zone is a continuation of the Igrek zone, and it is linked to the Evgenyevskaya zone on the south-east edge. The width ranges from 4.0 to 14.0m. Orebody 36A is 10m to the north of orebody 36. The orebody ranges in width from 3.0 to 7.0m.

The Igrek-1 zone is located in the central diorite intrusion. At the surface the Igrek zone can be traced for a length of 350m. In the north-west, the zone changes direction to east-west and joins the Vertikalnaya 1 zone.

13.5	Historical Exploration

Geological work focused on the Akzhal Deposit in Eastern Kazakhstan in 2007 where a total of 641m of air drilling and 1,983m3 of trenching was completed. This exploration focused on defining surface oxide resources suitable for heap leaching.

61-0928/MM567	Final V9.0	Page 223
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Historical exploration core holes intersected a mineralised zone at depths between 70-140m where intensively deformed and pyritised rocks with gold grades from 1-2g/t Au occur. However gold grades were found to be much higher on the north-west areas around the Igrek zone with gold grades up to 6.5g/t Au.

The highest-priority exploration targets are those with the potential to increase the oxide ore resources at Vertikalnaya, Dolinnaya, Novaya, Number 36 and Igrek-1. Gold mineralisation at these sites in oxidised rock has been discovered, but has had little follow-up work to delimit the extent of mineralisation.

13.6	Resources & Reserves

The resources and reserves for Akzhal are estimated in accordance with the standards of GKZ (RK), hence they do not comply with the guidelines of the JORC code (2004) are therefore not reported here.

However, resources are modest (approximately 300,000t using a 2.6t/m 3 density), and from these, reserves have been estimated using 1.6% losses and 5% dilution, which accounts for some 2-3 years’ production from two shallow open pits with an average grade of approximately 1.5g/t Au.

13.7	Mining

13.7.1	Introduction

According to the mine plan, the annual capacity for the open pit is 120,000t (average). The project provides for oxide ore development by two open pits. Open pit 1 shall develop the Dolinnaya zone (Orebody 2) using the open pit of the Kontactnaya zone, whilst open pit 2 shall develop zones 36, Y-I and Novaya (ore bodies 36, 36A, 4 and 3) with a bottom level of 467m. Average depth of open pits will be ≈ 13 – 14m.

61-0928/MM567	Final V9.0	Page 224
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

13.7.2	Mining Method

The open pits operate a standatd truck and shovel system with drill and blast for ore and waste, using a variable bench height of between 5-7m.

For excavation works, a backhoe excavator with 3.5m 3 capacity is used (according to the project, "shovel" •O-5124 with a 2.0m3 bucket), with diesel-engine drive.

For blasthole drilling, the mine uses a ROC L8 «Atlas Copco» rig with a blasthole diameter of 165mm. Drilling and blasting is carried out by contracting organization. The hole angle on ore is 60 – 75o according to orebody dip; on waste holes, vertical.

The existing project recommends ammonium nitrate explosives: grammonite, ammonite, granulite and igdanite. Factory-made explosives are used, and are delivered from Ust-Kamenogorsk from an on-site storage "Orika-Kazakhstan". Short-delay blasting is used, using 3.6t of explosives per blast.

To satisfy the mine for a week, it’s necessary to blast 2,600t of ore and 3,800m3 of waste.

Drill rig capacity in similar conditions, based on practice, in case of single-shift work is 3,000m/month, with an annual capacity of 36,000m.

13.7.3	Mine Transport

Waste stripping soils transportation to the dump and oxide ore to the heap leach pad is carried out by BelAZ-7540 dumptrucks, with a load capacity of 27t (platform capacity 15m3).

The ore transportation distance is 1.9km, whilst rock transportation distance to the dump is 1.5km. Some 5-7 trucks work in the open pit.

61-0928/MM567	Final V9.0	Page 225
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

13.7.4	Mining Schedule

As discussed, the Akzhal mine is small with a planned production of 120,000tpa of ore is projected with an overall stripping ratio of 1.92m 3 of waste to 1t of ore. Workforce comprises 26 people.

However, WAI was unable to discover what the assumed remaining “reserves” are. Open pit works are based on all-year schedule with two shifts, with a shift duration of 12 hours.

13.8	Heap Leach Operation

13.8.1	Introduction

The heap leaching plant at the Akzhal deposit was designed for gold sorption from oxide ore. Stacking started at the end of 2007, but as a consequence of winter conditions, irrigation of the stacked ore was not started until the following spring.

The operating procedure for the gold heap leaching plant (HLP) design was developed by the State Research and Production Association of Industrial Ecology “KAZMECHANOBR” in 2006. The final products of ore processing at the HLP are heap leach tails and the ion-exchange resin saturated with gold, which is regenerated at the elution process plant for gold recovery (PP) in Ust-Kamenogorsk in the form of a commercial product (cathode deposit). The resin is regenerated for re-use on the HLP.

13.8.2 Process Testwork

A composite bulk sample, comprising oxide ores from the Kontaktnaya, Dolinnoye and Vertikalnaya zones, and tails after amalgamation from the Akzhal mill, was delivered to Kazmechanobr for testwork. The valuable component in both ore and tailings is gold. According to the results of fire assays, the average gold grades are: Kontaktnaya zone –1.98g/t Au; Vertikalnaya zone– 14.14g/t Au; Dolinnaya zone – 0.435g/t Au and in the amalgamation tails – 1.84g/t Au.

Ore and amalgamation tails are suitable for cyanidation, the gold in the ore being in forms suitable for leaching. A series of bottle roll tests on ground ore demonstrated that gold

61-0928/MM567	Final V9.0	Page 226
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

sorption from the samples of the Kontaktnaya and Vertikalnaya zones depends on the size of ore, but less so from the Dolinnaya zone. Reasonably high kinetics of gold leaching are observed in all ore samples.

Tests on the agglomeration of a mixture of ore and tailings established the optimal agglomeration conditions. Column tests showed that a granulated mixture of amalgamation tailings and -15mm ore is suitable for heap leaching. The expected commercial gold sorption (recovery) from a mixture of ore and tailings is 57.94% at a grade of 4.94g/t Au whilst the grade in the column leaching tailings is 1.59g/t Au.

Reagent consumption in the process was: sodium cyanide 0.498kg/t and alkali 0,324kg/t. All the characteristics of, and conditions for, gold heap leaching from a granulated mixture of amalgamation tails and -15mm ore from the Akzhal deposit were determined in the process of column tests.

13.8.3 Process Flowsheet

The existing heap leaching flowsheet differs from the one recommended by Kazmechanobr in relation to gold sorption from product solutions in that a basic straight-flow single-stage sorption process is used. At the present time, ore alone is processed, and not the mixture of ore and tails comprising the bulk sample used for the development of technological conditions in Kazmechanobr.

The process flowsheet contains the following operations:

•	crushing of the ore to a size of -15mm;

•	ore agglomeration by adding cement;

•	holding agglomerates;

•	agglomerated ore heaping using a conveyer system;

•	gold leaching by sodium cyanide solution;

•	sorption of dissolved gold by ion-exchange resin, resulting in gold saturated resin and a barren solution to which cyanide and sodium hydroxide are added in the required concentrations for its reuse in the leaching process.

61-0928/MM567	Final V9.0	Page 227
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

13.8.4 Crushing and Agglomeration

Ore of minus 700mm is delivered for crushing and is reduced to minus 15mm through two stages of jaw crushing and a third stage of cone crushing, with preliminary screening before each stage.

Crushed ore is agglomerated by adding a bonding agent (cement) before heap leaching.

The operating schedule for the crushing-agglomeration complex is 270 working days a year, 24 hours per day with 80% equipment availability. The hourly capacity of the crushing-agglomeration complex is 96 – 100t/h.

13.8.5 Stacking and Heap Leaching Procedure

The agglomerated ore is transported by conveyor system from the drum granulator to a radial stacker and unloaded on to the heap. Off-centre seated rotating “Wobbler” sprinklers are used for sprinkling.

The gold leaching solutions containing sodium cyanide and alkali are delivered from a tank using polyethylene pipes and are evenly distributed over the surface by sprinkling lines. The solution is prepared from recycled solutions by adding the necessary quantity of a concentrated solution of sodium cyanide and, if required, sodium hydroxide to bring the pH up to 10-10.5.

13.8.6 Gold Sorption

The pregnant gold solution, received from the lined heap leach, is sent for sorption using an ion-exchange resin (AM-25 (Ukraine)). The existing flowsheet significantly differs from the previously recommended one, as a consequence of the necessity to treat significantly larger volumes of solution.

Ten columns were installed for gold sorption from product solutions which pass through the resin layer in each column, after the column solution has been delivered to the tank for the addition of sodium cyanide. The process is controlled by determining gold grade in the solutions after passage through the columns. The resin sorption cycle takes 10 days.

61-0928/MM567	Final V9.0	Page 228
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Different gold grades in the product solutions predetermine the differential sorption by ion-exchange resin. Gold grade in the solution after sorption should be <0,05mg/l.

After gold sorption, cyanide and caustic soda are added to the barren solution which is recycled for reuse in the heap leaching process.

Resin saturated by gold is the final product of sorption department, and after water washing is sent for desorption.

13.8.7 Gold Recovery from Resin and Electrowinning

The gold stripping and electrowinning cycle consists of the following main and auxiliary operations:

•	Preparation of saturated resin for regeneration;

•	Acid treatment of resin;

•	Thiourea sorption;

•	Gold desorption and electrowinning;

•	Washing resin from thiourea;

•	Resin alkali treatment;

•	Unloading of regenerated resin;

•	Neutralisation of barren solutions.

Operations are performed in the reactor and consequently the acid treatment andfiltration and then electrowinning. The cathode deposit is calcined at a temperature of desorption solutions are heated to 50 – 60°C, and the desorption solution is sent for filtration and then electrowinning. The cathode deposit is calcined at a temperature of 750°C, treated by nitric acid to remove nickel and arsenic and dried in a furnace. Gold in the cathode 'cake' amounts to not less than 70%.

A cone reactor made from titanium alloy is used for resin regeneration. Tanks with heat insulation and agitators are used for the preparation of acid and alkali solutions. Gold pregnant and recycling solutions are filtered through frame type presses. A Nutch filter is used for the cathode deposit filtration. Electrowinning from thiourea solutions is carried out in electrowinning cells of the TH2-120 type, with lead anodes and cathodes made of titanium plates with titanium casing.

61-0928/MM567	Final V9.0	Page 229
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

13.8.8 Consumables

The following consumables are used in the process:

Description	Measurement	Norm
Quick lime	kg/t ore	1.2
Sodium cyanide	kg/t ore	0.35
Sodium hydroxide	kg/t ore	0.12
Ion-exchange resin	g/t ore	2
Cement	kg/t ore	8.0
Technical sulphuric acid	t/t resin	0.35
Thiourea	t/t resin	0.20
Sodium hydrate	t/t resin	0.30
Belting	m2 /t resin	2.2

13.8.9 Metallurgical Performance for 2010

The following are the performance figures for 2010:

Description	Measurement	Actual
Ore stacking	t	309,992
Average gold grade in ore	g/t	1.40
Recovery	%	58.0
Total resin	t	206.144
Gold in resin	kg	255.830
Sorption Recovery from resin	%	99
Recovered gold	kg	252.512

13.8.10 Labour

A rotation system is used for the organization of labour at Akzhal. The workforce mainly comprises skilled employees who have had experience of work on mines in Kazakhstan and other CIS republics.

61-0928/MM567	Final V9.0	Page 230
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Employee numbers are 29 in the Crushing-agglomeration complex, 15 at the Heap leaching site, 3 at the Express-laboratory and 31 in the Process plant.

Engineering and mechanical services comprise separate operations. Resin is shipped to Ust-Kamenogorsk by a transport service.

13.8.11 Assay Laboratory

An atomic absorption analyser “Quartz” is used for operative control of the solutions grade of gold in sorption section. Titration is used to determine reagent concentration and assays to determine the gold in the saturated resin are performed by an independent laboratory.
Spectrophotometer • -115 is used at the PP for assays.

13.8.12 Conclusions

At the moment the clean ore from the pit is being processed and not the mixture of amalgamation tails and ore in the bulk sample used for the development of technological procedures by Kazmechanobr.

For gold sorption from the Akzhal product solutions, the recommendation was to use a three stage opposite flow sorption process in the columns with a suspended layer of resin necessitated by the significant volumes of product solution. However, in practice, product solutions go through only one sorption stage.

Therefore the urgent installation of additional sorption sections for the effective sorption processing of product solutions is mandatory to reduce expenses for transportation and resin processing at PP and to increase the gold grade in the final product.

The total operating cost of 1oz (troy) of gold for the mine in 2010 was US$382.

61-0928/MM567	Final V9.0	Page 231
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

14	KASKABULAK DEPOSIT

14.1	Location

Kaskabulak is located 450km from Semipalatinsk south-southwest of the Akzhal Deposit area. The licence number is ? 2526 and there is one attachment dated 27.12.2007 - gold exploration on Kaskabulak deposit in East-Kazakhstan region.

14.2	Local Geology

The deposit is divided into two blocks comprising the northeastern and southwestern areas. The northeastern block is composed of late Ordovician jasper and dolerite (Zharsorskaya Alpeic Suite) and the southwestern area is early to mid-Silurian with rock types including calciferous siltstones. Numerous sub-volcanic intrusions of quartz and quartz-feldspathic porphyries are located adjacent to the southwestern block. A large proportion of the lease is covered with Neogene and Quaternary unconsolidated clays, sand and gravels.

14.3	Mineralisation

The central Kaskabulak zone strikes at 315-320° (northwest) and dips 45-60° towards the southwest. Small portions of Orebody No 1 within the main zone have previously been mined down to 10 to 15m depth.

There is a quartz stockwork zone (250m x 60m) which is perpendicular to the main zone and intersects it in the northern half.

14.4	Resources

Soviet prognostic resources (P1 resources) have been calculated by Valitov P.A. 1968 and by the Gornyak team in 1988, but have not been approved by the State. These resources were not estimated in accordance with the guidelines of the JORC code (2004) and are therefore not discussed further here.

61-0928/MM567	Final V9.0	Page 232
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

PART E: VALUATION

15	WAI VALUATION

15.1	Introduction

WAI has undertaken a valuation of assets held by KazakhGold which are considered to meet the requirements of the Joint Ore Reserve Committee of the Australasian Institute of Mining and Metallurgy for the reporting of Mineral Resources and Ore Reserves (the “JORC Code (2004)”). Only Ore Reserves that are reported in accordance with the JORC Code (2004) have been used in this valuation. The principal methodology used for valuation purposes is Discounted Cash Flow (“DCF”) analysis. Four principal assets are included in this valuation:

•	The Romaltyn Mining Central Tailings Dam Re-Processing Project, located in Romania;

•	Elements of the Aksu Underground Mine, Aksu Open Pit Mine, Aksu Tailings Reclamation Project and Budenovskiy Open Pit Mine, located in Kazakhstan;

•	Elements of the Bestobe Underground Mine Bestobe Open Pit Mine and Bestobe Tailings Reclamation Project, located in Kazakhstan; and

•	Elements of the Zholymbet Underground Mine and Tailings Reclamation Project, located in Kazakhstan.

15.2	Aksu Mine

15.2.1	Aksu Underground Mine

WAI has examined the Aksu underground mine from a financial perspective using DCF analysis. In order to achieve this, a 13 year post-tax un-geared cash flow forecast model has been constructed using cost data and assumptions principally derived from KazakhGold. An operational cash flow model was constructed which examines the mining of Ore Reserves classified in accordance with the JORC Code (2004), principally from the Quartz Hill underground mine. The model considers operating costs, capital costs, commodity prices, discount rates, inflation rates and taxation in order to estimate annual and total project cash flows for the purpose of calculating the Net Present Value (“NPV”) and Internal Rate of Return (“IRR”) for the mine.

61-0928/MM567	Final V9.0	Page 233
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

15.2.1.1 Operating Costs

The principal life of mine (“LOM”) operating cost components of the Quartz Hill underground mine are given in Table 15.1 below.

Table 15.1: Aksu Underground LOM Operating Costs
Operating Cost Component	Total LOM Cost (US$)	Unit Cost (US$/t)
Mining Costs	100,450,000	43.67
Processing Costs	69,750,000	30.33
Sales, General and Admin Costs	34,040,000	14.80
Total Operating Costs	204,240,000	88.80

These costs are principally derived from KazakhGold’s present operations at Aksu and have been reviewed by WAI.

15.2.1.2 Capital Costs

The capital expenditure for the Quartz Hill mine has been estimated by KazakhGold and reviewed by WAI. The majority of the capital expenditure is required for the deepening of Novoya Shaft, the rehabilitation of Flangoya Shaft ramping down from the 560m level to the 720m level.

The total capital expenditure is estimated to be in the region of US$7.20 M.

The WAI financial model assumes straight-line depreciation of all capital items over a period of 5 years.

15.2.1.3 Commodity Prices

WAI has assumed a gold price of US$1,500 per troy ounce in 2011, reducing to US$1,250/oz by 2014 and remaining at US$1,250/oz each year thereafter. These prices reflect the current high demand for gold combined with the continued strong metal prices in the long term that most Analysts are predicting.

61-0928/MM567	Final V9.0	Page 234
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

15.2.1.4 Discount, Inflation and Taxation Rates

The purpose of the discount rate is to reflect not only the time value of money but also the investment risk of the project. Traditionally, mining type projects use higher than average discount rates, in the 10-15% range. This is due to the often longer term nature of the projects as well as the perceived higher level of risk to the investor. An annual discount factor of 10% has been applied to the Aksu cash flow. WAI considers a value at the lower end of the range to be appropriate as Kazakhstan is a stable country and the project is already developed and producing gold.

Cost inflation has not been applied to the cash flow model on operating or capital costs.

The main taxation applied to the financial analysis is income tax of 30% on net revenues and 18% recoverable Value Added Tax (VAT) on capital expenditure.

A summary of the Aksu mine cash flow between 2011 and 2024 as modelled by WAI is presented in Table 15.2 below.

The Net Present Value of the project as calculated from the WAI model is US$60.4M and the Internal Rate of Return is 252%. The payback period of the project is 1 year and the discounted payback period is also 1 year. The project is strongly positive in terms of NPV and has a very robust IRR.

61-0928/MM567	Final V9.0	Page 235
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 15.2: Aksu Underground Valuation Summary

Item	Unit	Value
Ore Processed	Mt	2.30
Average Gold Grade	g/t Au	5.03
Total Gold Recovered	Oz	312,642
Gross Revenue Generated	US$M	396.81
Cash Operating Costs	US$M	170.20
Average Cash Operating Cost	US$/Oz	549
Overheads and Closure Costs	US$M	34.04
Capital Costs	US$M	7.20
EBIT	US$M	185.37
NPV	US$M	60.4
IRR	%	252
Pay-Back Period (Discounted)	Years	1

A summary of the Quartz Hills production schedule and model inputs is given in Table 15.3.

61-0928/MM567	Final V9.0	Page 236
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 15.3: Aksu Underground Production Summary
Year	Total/Av	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Gold Price, US$/Oz	1,293	1,500	1,450	1,400	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250
Ore production (diluted), kt	2,300		120	150	180	200	200	200	200	200	200	200	200	200	50
Ore Mining cost, US$/t	49		49	49	49	49	49	49	49	49	49	49	49	49	49
Mining OPEX, kUS$	100,450		5,880	7,350	8,820	9,800	9,800	9,800	9,800	9,800	9,800	9,800	9,800	9,800	2,450
Au Grade g/t	5.03		4.78	4.79	4.73	4.69	4.76	4.67	4.71	4.72	4.69	6.20	6.10	5.30	5.30
Gold mined, kg	11,577		574	719	851	938	952	934	942	944	938	1,240	1,220	1,060	265
Recovery	84%		84%	84%	84%	84%	84%	84%	84%	84%	84%	84%	84%	84%	84%
Gold recovered, kg	9,724		482	604	715	788	800	785	791	793	788	1,042	1,025	890	223
Gold recovered, Oz	312,642		15,491	19,404	22,993	25,332	25,710	25,224	25,440	25,494	25,332	33,488	32,948	28,627	7,157

Processing cost,US$/t			25	25	25	25	25	25	25	25	25	25	25	25	25
Processing cost, US$/oz	186		194	193	196	197	194	198	197	196	197	149	152	175	175
Proc and Min Costs US$/Oz	549		573	572	579	584	576	587	582	581	584	442	449	517	517
Depreciation (total) kUS$	7,200	440	1,020	1,280	1,440	1,440	1,000	420	160

Revenue, kUS$	396,811		22,462	27,166	28,742	31,665	32,138	31,530	31,800	31,868	31,665	41,860	41,185	35,784	8,946
Operating Costs, kUS$	170,200		8,880	11,100	13,320	14,800	14,800	14,800	14,800	14,800	14,800	14,800	14,800	14,800	3,700
G&A, Sales	34,040		1,776	2,220	2,664	2,960	2,960	2,960	2,960	2,960	2,960	2,960	2,960	2,960	740
Captial Expenditures, kUS$	7,200	2,200	2,900	1,300	800

61-0928/MM567	Final V9.0	Page 237
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

It should be noted that although there are other deposits in the area, which are being exploited and use the same processing and infrastructure facilities, this model considers Quartz Hills Orebody No.1 as a standalone mining operation. This has been done as Quartz Hills Orebody No.1 is the only orebody at Aksu that has Ore Reserves estimated in accordance with the guidelines of the JORC Code (2004).

15.2.2 Aksu Open Pits and Tailings

WAI has examined the Aksu open pit mine, the Budenovskiy open pit mine and the Aksu tailings project from a financial perspective using DCF analysis. In order to achieve this, a 9 year post-tax un-geared cash flow forecast model has been constructed using cost data and assumptions principally derived from KazakhGold. An operational cash flow model was constructed which examines the mining of open pit and tailings Ore Reserves classified in accordance with the JORC Code (2004). The model considers operating costs, capital costs, commodity prices, discount rates, inflation rates and taxation in order to estimate annual and total project cash flows for the purpose of calculating the Net Present Value (“NPV”) and Internal Rate of Return (“IRR”) for the mine.

15.2.2.1 Operating Costs

The principal life of mine (“LOM”) operating cost components of the open pit mines and tailings project are given in Table 15.4 below.

Table 15.4: Aksu Open Pit and Tailings LOM Operating Costs

Operating Cost Component	Total LOM Cost (US$)	Unit Cost (US$/t)
Mining Costs	316,338,776	12.31
Processing Costs	318,780,000	12.41
Sales, General and Admin Costs	127,023,755	4.94
Total Operating Costs	762,142,531	29.66

These costs are principally derived from KazakhGold’s present operations at Aksu and have been reviewed by WAI.

15.2.2.2 Capital Costs

The capital expenditure for the Aksu open pit, Budenovskiy open pit and Aksu tailings has been estimated by KazakhGold and reviewed by WAI. The majority of the capital

61-0928/MM567	Final V9.0	Page 238
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

expenditure is required for the purchase of open pit mining equipment and processing plant expansion.

The total capital expenditure is estimated to be in the region of US$118.6 M.

The WAI financial model assumes straight-line depreciation of all capital items over a period of 5 years.

15.2.2.3 Commodity Prices

WAI has assumed a gold price of US$1,500 per troy ounce in 2011, reducing to US$1,250/oz by 2014 and remaining at US$1,250/oz each year thereafter. These prices reflect the current high demand for gold combined with the continued strong metal prices in the long term that most Analysts are predicting.

15.2.2.4 Discount, Inflation and Taxation Rates

The purpose of the discount rate is to reflect not only the time value of money but also the investment risk of the project. Traditionally, mining type projects use higher than average discount rates, in the 10-15% range. This is due to the often longer term nature of the projects as well as the perceived higher level of risk to the investor. An annual discount factor of 10% has been applied to the Aksu open pit cash flow. WAI considers a value at the lower end of the range to be appropriate as Kazakhstan is a stable country and the project is already developed and producing gold.

Cost inflation has not been applied to the cash flow model on operating or capital costs.

The main taxation applied to the financial analysis is income tax of 30% on net revenues and 18% recoverable Value Added Tax (VAT) on capital expenditure.

15.2.2.5 Economic Statistics

A summary of the Aksu open pit mine and tailings cash flow between 2011 and 2019 as modelled by WAI is presented in Table 15.5 below.

61-0928/MM567	Final V9.0	Page 239
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 15.5: Aksu Open Pit and Tailings Valuation Summary

Item	Unit	Value
Ore Processed	Mt	25.70
Average Gold Grade	g/t Au	1.72
Total Gold Recovered	oz	1,100,937
Gross Revenue Generated	US$M	1,397.81
Cash Operating Costs	US$M	635.12
Average Cash Operating Cost	US$/Oz	623
Overheads and Closure Costs	US$M	127.02
Capital Costs	US$M	118.60
EBIT	US$M	555.36
NPV	US$M	178.70
IRR	%	230%
Pay-Back Period (Discounted)	Years	2

The Net Present Value of the project as calculated from the WAI model is US$178.70M and the Internal Rate of Return is 230%. The payback period of the project is 2 years and the discounted payback period is also 2 years. The project is strongly positive in terms of NPV and has a very robust IRR.

A summary of the Aksu open pit and tailings production schedule and model inputs is given in Table 15.6 below.

61-0928/MM567	Final V9.0	Page 240
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 15.6: Aksu Open Pit and Tailings Production Summary
Year	Total/Av.	2011	2012	2013	2014	2015	2016	2017	2018	2019

Gold Price, US$/Oz	1,296.15	1,500	1,450	1,400	1,250	1,250	1,250	1,250	1,250	1,250

Ore production (diluted), kt	25,696	400	700	900	3,000	3,200	4,564	5,326	4,000	3,606

Ore Mining cost, US$/t	12.31	15.14	23.65	21.76	8.84	8.37	9.51	11.70	15.14	15.14

Mining OPEX, kUS$	316,339	6,055	16,555	19,583	26,518	26,784	43,382	62,318	60,554	54,589

Au Grade g/t	1.72	1.85	2.64	2.46	1.56	1.53	1.54	1.65	1.85	1.85

Gold mined, kg	44,293	740	1,847	2,217	4,680	4,892	7,040	8,806	7,400	6,671

Recovery	77%	0.45	0.84	0.84	0.70	0.69	0.73	0.78	0.84	0.84

Gold recovered, kg	34,243	333	1,551	1,862	3,257	3,375	5,173	6,871	6,216	5,604

Gold recovered, Oz	1,100,937	10,706	49,881	59,874	104,724	108,524	166,323	220,892	199,849	180,164

Processing cost, US$/t		10.00	15.00	15.00	15.00	15.00	15.00	10.00	10.00	10.00

Processing cost, US$/oz	304	374	211	225	430	442	412	241	200	200

Proc and Mining Costs US$/Oz	623	939	542	553	683	689	672	523	503	503

Depreciation (total) kUS$	78,600	2,020	2,020	12,020	12,020	13,720	21,700	11,700	1,700	1,700

Revenue, kUS$	1,397,805	16,059	72,328	83,823	130,905	135,655	207,904	276,115	249,811	225,205

Operating Costs, kUS$	635,119	10,055	27,055	33,083	71,518	74,784	111,842	115,578	100,554	90,649

G&A, Sales	127,024	2,011	5,411	6,617	14,304	14,957	22,368	23,116	20,111	18,130

Captial Expenditures, kUS$	118,600	10,100		50,000		8,500	50,000

It should be noted that although there are other deposits in the area, which are being exploited and use the same processing and infrastructure facilities, this model considers Aksu open pit mine, Budenovskiy open pit mine and Aksu Tailings as standalone mining operations. This has been done as these deposits at Aksu have Ore Reserves estimated in accordance with the guidelines of the JORC Code (2004).

15.3	Bestobe

15.3.1 Bestobe Underground Mine

WAI has examined the Bestobe underground mine from a financial perspective using DCF analysis. In order to achieve this, a 6 year post-tax un-geared cash flow forecast model has been constructed using cost data and assumptions principally derived from KazakhGold. An operational cash flow model was constructed which examines the mining of Ore Reserves classified in accordance with the JORC Code (2004), principally from the Dalnaya Zone, the Ruslan Vein and the Yuzhnaya-4 Vein of the Bestobe underground mine. The model

61-0928/MM567	Final V9.0	Page 241
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

considers operating costs, capital costs, commodity prices, discount rates, inflation rates and taxation in order to estimate annual and total project cash flows for the purpose of calculating the Net Present Value (“NPV”) and Internal Rate of Return (“IRR”) for the mine.

15.3.1.1 Operating Costs

The principal life of mine (“LOM”) operating cost components of the Bestobe underground mine are given in Table 15.7 below.

Table 15.7: Bestobe LOM Operating Costs
Operating Cost Component	Total LOM Cost (US$)	Unit Cost (US$/t)
Mining Costs	28,266,000	42.63
Processing Costs	10,825,000	16.33
Sales, General and Admin Costs	7,818,200	11.79
Total Operating Costs	46,909,200	70.75

These costs are principally derived from KazakhGold’s present operations at Bestobe and have been reviewed by WAI.

15.3.1.2 Capital Costs

The capital expenditure for the Bestobe mine has been estimated by KazakhGold and reviewed by WAI. The majority of the capital expenditure is required for the development and exploration of the Dalnaya Zone below the 106m level over the next 3 years.

The total capital expenditure is estimated to be in the region of US$3.70 M.

The WAI financial model assumes straight-line depreciation of all capital items over a period of 5 years.

15.3.1.3 Commodity Prices

WAI has assumed a gold price of US$1,500 per troy ounce in 2011, reducing to US$1,250/oz by 2014 and remaining at US$1,250/oz each year thereafter. These prices reflect the current high demand for gold combined with the continued strong metal prices in the long term that most Analysts are predicting.

61-0928/MM567	Final V9.0	Page 242
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

15.3.1.4 Discount, Inflation and Taxation Rates

The purpose of the discount rate is to reflect not only the time value of money but also the investment risk of the project. Traditionally, mining type projects use higher than average discount rates, in the 10-15% range. This is due to the often longer term nature of the projects as well as the perceived higher level of risk to the investor. An annual discount factor of 10% has been applied to the Bestobe cash flow. WAI considers a value at the lower end of the range to be appropriate as Kazakhstan is a stable country and the project is already developed and producing gold.

Cost inflation has not been applied to the cash flow model on operating or capital costs.

The main taxation applied to the financial analysis is income tax of 30% on net revenues and 18% recoverable Value Added Tax (VAT) on capital expenditure.

15.3.1.5 Economic Statistics

A summary of the Bestobe mine cash flow between 2011 and 2016 as modelled by WAI is presented in Table 15.8 below.

Table 15.8: Bestobe Valuation Summary
Item	Unit	Value
Ore Processed	Mt	0.66
Average Gold Grade	g/t Au	3.14
Total Gold Recovered	Oz	58,990
Gross Revenue Generated	US$M	79.96
Cash Operating Costs	US$M	39.09
Average Cash Operating Cost	US$/Oz	672
Overheads and Closure Costs	US$M	7.82
Capital Costs	US$M	3.70
EBIT	US$M	29.35
NPV	US$M	15.5
IRR	%	N/A
Pay-Back Period (Discounted)	Years	0

The Net Present Value of the operations as calculated from the WAI model is US$15.5M and the Internal Rate of Return is infinite. The payback period of the project is less than 1 year and the discounted payback period is also less than 1 year. The project is strongly positive in terms of NPV.

61-0928/MM567	Final V9.0	Page 243
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

A summary of the Bestobe production schedule and model inputs is given in Table 15.9 below.

It should be noted that although there are other deposits in the area, which are being exploited and use the same processing and infrastructure facilities, the model considers the Bestobe Dalnaya, Ruslan and Yuzhnaya-4 operations as standalone mining operations. This has been done as these orebodies have Ore Reserves estimated in accordance with the guidelines of the JORC Code (2004).

Table 15.9: Bestobe Mine Production Summary
Year	Total/	2011	2012	2013	2014	2015	2016
	Average
Gold Price, US$/oz	1,208	1,500	1,450	1,400	1,250	1,250	1,250

Bulk Mining Ore Production (diluted) kt	635	60	100	120	120	120	115

Bulk Mining Ore Mining Cost, US$/t	42	42	42	42	42	42	42

Bulk Mining Mining Opex, kUS$	26,670	2,520	4,200	5,040	5,040	5,040	4,830
Bulk Mining Au Grade, g/t	2.85	2.85	2.85	2.85	2.85	2.85	2.85
Bulk Mining Gold Mined, kg	1,810	171	285	342	342	342	328

Vein Mining Ore production (diluted) kt	28	28

Vein Mining Ore Mining cost, US$/t	57	57	57	57	57	57	57

Vein Mining Mining Opex, kUS$	1,596	1,596
Vein Mining Au Grade g/t	1.64	9.83
Vein Mining Gold Mined, kg	275	275.24
Total Mining Opex, kUS$	28,266	4,116	4,200	5,040	5,040	5,040	4,830
Total Gold Mined, kg	2,085	446	285	342	342	342	328
Recovery	88%	88%	88%	88%	88%	88%	88%
Gold Recovered, kg	1,835	393	251	301	301	301	288
Gold Recovered, oz	58,990	12,625	8,063	9,676	9,676	9,676	9,273
Processing Cost, US$/t	17	25	15	15	15	15	15
Processing Cost, US$/oz	184	174	186	186	186	186	186

Processing and Mining Costs US$/oz	672	500	707	707	707	707	707

Depreciation (total) kUS$	3,700	300	540	740	740	740	640
Revenue, kUS$	79,958	18,938	11,692	13,547	12,095	12,095	11,591
Opex, kUS$	39,091	6,316	5,700	6,840	6,840	6,840	6,555
G&A, Sales	7,818	1,263	1,140	1,368	1,368	1,368	1,311
Capital Expenditures, kUS$	3,700	1,500	1,200	1,000

15.3.2	Bestobe Open Pits and Tailings

WAI has examined the Bestobe open pit mine and the Bestobe tailings project from a financial perspective using DCF analysis. In order to achieve this, a 9 year post-tax un-geared cash flow forecast model has been constructed using cost data and assumptions principally derived from KazakhGold. An operational cash flow model was constructed which examines the mining of open pit and tailings Ore Reserves classified in accordance with the

61-0928/MM567	Final V9.0	Page 244
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

JORC Code (2004). The model considers operating costs, capital costs, commodity prices, discount rates, inflation rates and taxation in order to estimate annual and total project cash flows for the purpose of calculating the Net Present Value (“NPV”) and Internal Rate of Return (“IRR”) for the mine.

15.3.2.1 Operating Costs

The principal life of mine (“LOM”) operating cost components of the open pit mines and tailings project are given in Table 15.10 below.

Table 15.10: Bestobe Open Pit and Tailings LOM Operating Costs
Operating Cost Component	Total LOM Cost (US$)	Unit Cost (US$/t)
Mining Costs	99,791,942	5.55
Processing Costs	179,910,000	10.00
Sales, General and Admin Costs	55,940,388	3.11
Total Operating Costs	335,642,330	18.66

These costs are principally derived from KazakhGold’s present operations at Bestobe and have been reviewed by WAI.

15.3.2.2 Capital Costs

The capital expenditure for the Bestobe open pit and tailings has been estimated by KazakhGold and reviewed by WAI. The majority of the capital expenditure is required for the purchase of open pit mining equipment and processing plant expansion.

The total capital expenditure is estimated to be in the region of US$64.9 M.

The WAI financial model assumes straight-line depreciation of all capital items over a period of 5 years.

15.3.2.3 Commodity Prices

WAI has assumed a gold price of US$1,500 per troy ounce in 2011, reducing to US$1,250/oz by 2014 and remaining at US$1,250/oz each year thereafter. These prices reflect the current high demand for gold combined with the continued strong metal prices in the long term that most Analysts are predicting.

61-0928/MM567	Final V9.0	Page 245
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

15.3.2.4 Discount, Inflation and Taxation Rates

The purpose of the discount rate is to reflect not only the time value of money but also the investment risk of the project. Traditionally, mining type projects use higher than average discount rates, in the 10-15% range. This is due to the often longer term nature of the projects as well as the perceived higher level of risk to the investor. An annual discount factor of 10% has been applied to the Bestobe open pit cash flow. WAI considers a value at the lower end of the range to be appropriate as Kazakhstan is a stable country and the project is already developed and producing gold.

Cost inflation has not been applied to the cash flow model on operating or capital costs.

The main taxation applied to the financial analysis is income tax of 30% on net revenues and 18% recoverable Value Added Tax (VAT) on capital expenditure.

15.3.2.5 Economic Statistics

A summary of the Bestobe open pit mine and tailings cash flow between 2011 and 2019 as modelled by WAI is presented in Table 15.11 below.

Table 15.11: Bestobe Open Pit and Tailings Valuation Summary

Item	Unit	Value
Ore Processed	Mt	17.99
Average Gold Grade	g/t Au	1.36
Total Gold Recovered	Oz	645,293
Gross Revenue Generated	US$M	832.07
Cash Operating Costs	US$M	279.70
Average Cash Operating Cost	US$/Oz	483
Overheads and Closure Costs	US$M	55.94
Capital Costs	US$M	64.90
EBIT	US$M	424.53
NPV	US$M	167.4
IRR	%	180
Pay-Back Period (Discounted)	Years	1

The Net Present Value of the project as calculated from the WAI model is US$167.4M and the Internal Rate of Return is 180%. The payback period of the project is 1 year and the discounted payback period is also 1 year. The project is strongly positive in terms of NPV and has a very robust IRR.

61-0928/MM567	Final V9.0	Page 246
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

A summary of the Bestobe open pit and tailings production schedule and model inputs is given in Table 15.12 below.

It should be noted that although there are other deposits in the area, which are being exploited and use the same processing and infrastructure facilities, this model considers Bestobe open pit mine and tailings as standalone mining operations. This has been done as these deposits have Ore Reserves estimated in accordance with the guidelines of the JORC Code (2004).

Table 15.12: Bestobe Open Pit and Tailings Production Summary
Year	Total/Av.	2011	2012	2013	2014	2015	2016	2017	2018	2019
Gold Price, $/Oz	1,250.00	1,500	1,450	1,400	1,250	1,250	1,250	1,250	1,250	1,250
Ore production (diluted), kt	17,991	200	2,600	2,600	2,600	2,183	2,000	2,000	2,000	1,808
Ore Mining cost, $/t	5.55	8.62	3.01	3.01	3.01	3.33	8.62	8.62	8.62	8.62
Mining OPEX, k$	99,792	1,724	7,831	7,831	7,831	7,277	17,238	17,238	17,238	15,583
Au Grade g/t	1.36	1.52	1.28	0.99	0.99	1.07	1.71	1.71	1.71	1.71
Gold mined, kg	24,471	304	3,339	2,572	2,572	2,333	3,420	3,420	3,420	3,092
Recovery	82%	0.50	0.72	0.72	0.72	0.79	0.90	0.90	0.90	0.90
Gold recovered, kg	20,071	152	2,388	1,840	1,840	1,834	3,078	3,078	3,078	2,783
Gold recovered, Oz	645,293	4,887	76,791	59,156	59,156	58,963	98,960	98,960	98,960	89,460
Processing cost, $/t		10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00
Processing cost, $/oz	312	409	339	440	440	370	202	202	202	202
Proc and Mining Costs $/Oz	483	762	441	572	572	494	376	376	376	376
Depreciation (total) k$	64,900	4,620	4,820	4,980	5,980	12,980	8,360	8,160	8,000	7,000
Revenue, k$	832,070	7,330	111,347	82,819	73,945	73,704	123,700	123,700	123,700	111,825
Operating Costs, k$	279,702	3,724	33,831	33,831	33,831	29,107	37,238	37,238	37,238	33,663
G&A, Sales	55,940	745	6,766	6,766	6,766	5,821	7,448	7,448	7,448	6,733
Capital Expenditures, k$	64,900	23,100	1,000	800	5,000	35,000	0	0	0	0

15.4	Zholymbet

15.4.1	Zholymbet Underground Mine and Tailings

WAI has examined the Zholymbet underground mine and tailings from a financial perspective using DCF analysis. In order to achieve this, a 6 year post-tax un-geared cash flow forecast model has been constructed using cost data and assumptions principally derived from KazakhGold. An operational cash flow model was constructed which examines the mining of Ore Reserves classified in accordance with the JORC Code (2004), principally

61-0928/MM567	Final V9.0	Page 247
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

from the Diorite Dyke, the Bolotovskaya Vein of the Zholymbet underground mine and the surface tailings reclamation project. The model considers operating costs, capital costs, commodity prices, discount rates, inflation rates and taxation in order to estimate annual and total project cash flows for the purpose of calculating the Net Present Value (“NPV”) and Internal Rate of Return (“IRR”) for the mine.

15.4.1.1 Operating Costs

The principal life of mine (“LOM”) operating cost components of the Zholymbet underground mine and tailings are given in Table 15.13 below.

Table 15.13: Zholymbet Operating Costs
Operating Cost Component	Total LOM Cost (US$)	Unit Cost (US$/t)
Mining Costs	32,125,733	9.08
Processing Costs	43,420,000	12.27
Sales, General and Admin Costs	15,109,147	4.27
Total Operating Costs	90,654,880	25.62

These costs are principally derived from KazakhGold’s present operations at Zholymbet and have been reviewed by WAI.

15.4.1.2 Capital Costs

The capital expenditure for the Zholymbet mine has been estimated by KazakhGold and reviewed by WAI. The majority of the capital expenditure is required for the development and exploration of the lower veins at Bolotovskaya over the next 3 years and for process plant expansion for the tailings project.

The total capital expenditure is estimated to be in the region of US$25.3 M.

The WAI financial model assumes straight-line depreciation of all capital items over a period of 5 years.

15.4.1.3 Commodity Prices

WAI has assumed a gold price of US$1,500 per troy ounce in 2011, reducing to US$1,250/oz by 2014 and remaining at US$1,250/oz each year thereafter. These prices reflect the current

61-0928/MM567	Final V9.0	Page 248
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

high demand for gold combined with the continued strong metal prices in the long term that most Analysts are predicting.

15.4.1.4 Discount, Inflation and Taxation Rates

The purpose of the discount rate is to reflect not only the time value of money but also the investment risk of the project. Traditionally, mining type projects use higher than average discount rates, in the 10-15% range. This is due to the often longer term nature of the projects as well as the perceived higher level of risk to the investor. An annual discount factor of 10% has been applied to the Zholymbet cash flow. WAI considers a value at the lower end of the range to be appropriate as Kazakhstan is a stable country and the project is already developed and producing gold.

Cost inflation has not been applied to the cash flow model on operating or capital costs.

The main taxation applied to the financial analysis is income tax of 30% on net revenues and 18% recoverable Value Added Tax (VAT) on capital expenditure.

15.4.1.5 Economic Statistics

A summary of the Zholymbet mine cash flow between 2011 and 2016 as modelled by WAI is presented in Table 15.14 below.

Table 15.14: Zholymbet Valuation Summary
Item	Unit	Value
Ore Processed	Mt	3.54
Average Gold Grade	g/t Au	1.99
Total Gold Recovered	Oz	194,376
Gross Revenue Generated	US$M	262.60
Cash Operating Costs	US$M	75.55
Average Cash Operating Cost	US$/Oz	378
Overheads and Closure Costs	US$M	15.11
Capital Costs	US$M	25.30
EBIT	US$M	155.76
NPV	US$M	71.8
IRR	%	N/A
Pay-Back Period (Discounted)	Years	0

The Net Present Value of the operations as calculated from the WAI model is US$71.8M and the Internal Rate of Return is infinite. The payback period of the project is less than 1 year

61-0928/MM567	Final V9.0	Page 249
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

and the discounted payback period is also less than 1 year. The project is strongly positive in terms of NPV.

A summary of the Zholymbet production schedule and model inputs is given in Table 15.15 below.

It should be noted that although there are other deposits in the area, which are being exploited and use the same processing and infrastructure facilities, the model considers the Diorite Dyke, Bolotovskaya Vein and tailings recovery as standalone mining operations. This has been done as these orebodies have Ore Reserves estimated in accordance with the guidelines of the JORC Code (2004).

Table 15.15: Zholymbet Production Summary
Year	Total/Av.	2011	2012	2013	2014	2015	2016
Gold Price, $/Oz	1,292.86	1,500	1,450	1,400	1,250	1,250	1,250
Ore production (diluted), kt	4,074	293	120	123		2,000	1,538
Ore Mining cost, $/t	7.89	47.14	56.00	56.00		1.33	1.33
Mining OPEX, k$	32,126	13,812	6,720	6,888		2,660	2,046
Au Grade g/t	1.99	5.14	9.10	9.10		1.24	1.24
Gold mined, kg	8,106	1,507	1,092	1,119		2,480	1,907
Recovery	75%	0.80	0.80	0.80		0.70	0.70
Gold recovered, kg	6,046	1,206	874	895		1,736	1,335
Gold recovered, Oz	194,376	38,765	28,087	28,789		55,814	42,921
Processing cost, $/t		15.00	15.00	15.00		10.00	10.00
Processing cost, $/oz	192	113	64	64		358	358
Proc and Mining Costs $/Oz	378	470	303	303		406	406
Depreciation (total) k$	16,180	500	500	500	5,060	5,060	4,560
Revenue, k$	262,596	58,148	40,726	40,305	0	69,767	53,651
Operating Costs, k$	75,546	18,207	8,520	8,733		22,660	17,426
G&A, Sales	15,109	3,641	1,704	1,747		4,532	3,485
Capital Expenditures, k$	25,300	2,500			22,800

15.5	Romaltyn Valuation

WAI has examined the Romaltyn Central Tailings project from a financial perspective using DCF analysis. In order to achieve this, a 4 year post-tax un-geared cash flow forecast model has been constructed using cost data and assumptions principally derived from Romaltyn Mining. An operational cash flow model was constructed which examines re-processing the Central Tailings Dam at a rate of up to 2.0Mtpa. The model considers operating costs, capital costs, commodity prices, discount rates, inflation rates and taxation in order to estimate annual and total project cash flows for the purpose of calculating the Net Present Value (“NPV”) and Internal Rate of Return (“IRR”) for the project.

61-0928/MM567	Final V9.0	Page 250
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

15.5.1	Operating Costs

The principal annual operating cost components of the proposed Romaltyn operations are given in Table 15.16 below.

Table 15.16: Romaltyn Annual Operating Costs
Operating Cost Component	Total Annual Cost (US$)	Unit Cost (US$/t)
Cyanide(Leach and Carbon Treatment)	$4,690,224.00	$2.35
Detoxification	$2,522,906.67	$1.26
Other chemicals, lime and carbon	$2,219,702.40	$1.11
Other costs	$2,154,147.17	$1.08
Salaries, taxes and contract labour	$1,773,630.05	$0.89
Reclamation and tailings/residue disposal	$720,000.00	$0.36
Power	$619,032.00	$0.31
Gas	$100,000.00	$0.05
Total Annual Cost	$14,799,642.30	$7.40

These costs are derived from the KazakhGold Business Plan which has been reviewed by WAI. The costs are built up using an operational model for calculating reagent and utilities consumption, labour, consumables and other costs.

15.5.2	Capital Costs

The capital expenditure for the Central Tailings project has been estimated by KazakhGold and reviewed by WAI. The majority of the capital expenditure is required for repair and modifications to the existing plant, the addition of a Detox plant and the installation of the tailings pipeline. The total capital expenditure, including a contingency provision, during 2011 is estimated to be in the region of US$12.25 M. A breakdown of the capital expenditure is given in Table 15.17 below.

The WAI financial model assumes straight-line depreciation of all capital items over a period of 8 years.

61-0928/MM567	Final V9.0	Page 251
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

Table 15.17: Romaltyn Pre-Production Costs and Capital Expenditure

Item	Cost US$
Pre-Production Expenditure (Working Costs)	2,468,416
Detox	2,420,922
Central Tailings Pipeline	1,391,777
Meda Tailings Line	1,380,000
Aurul Tailings Line	1,350,000
Electrical & Instrumentation	969,070
Project Management	933,849
CIL	380,000
1st Fill Reagents + Spares & Consulables	310,000
Tailings Intake Pipeline	295,500
Elution Process and Reagrents Area	180,000
Utilities	134,800
Emergency Power	40,000
Contingency	2,011,002
Total Capital Expenditure	12,254,334

15.5.3	Commodity Prices

WAI has assumed a gold price of US$1,500 per troy ounce in 2011, reducing to US$1,250/oz by 2014 and remaining at US$1,250/oz each year thereafter. A silver price of US$35 per troy ounce is in 2011 reducing to US$25/oz by 2015. These prices reflect the current high demand for these two commodities combined with the relatively short-term nature of the project. Current short to medium term forecasts for gold are bullish and long term most Analysts are predicting continued strong metal prices.

15.5.4	Discount, Inflation and Taxation Rates

The purpose of the discount rate is to reflect not only the time value of money but also the investment risk of the project. Traditionally, mining type projects use higher than average discount rates, in the 10-15% range. This is due to the often longer term nature of the projects as well as the perceived higher level of risk to the investor. An annual discount factor of 10% has been applied to the Romaltyn cash flow. WAI considers a value at the lower end of the range to be appropriate as Romania is an EU country and the project is relatively short (4 years).

Cost inflation has not been applied to the cash flow model on operating or capital costs.

61-0928/MM567	Final V9.0	Page 252
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

The main taxation applied to the financial analysis is income tax of 16% on gross revenue and 18% recoverable Value Added Tax (VAT) on capital expenditure. An additional 4% royalty is also applied to both gold and silver gross revenues.

15.5.5 Economic Statistics

A summary of Romaltyn’s cash flow between 2011 and 2015 as modelled by WAI is presented in Table 15.18 below.

Table 15.18: Romaltyn Valuation Summary
Item	Unit	Value
Tailings Processed	Mt	7.20
Average Gold Grade	g/t Au	0.91
Average Silver Grade	g/t Ag	3
Gold Recovered	oz	111,051
Silver Recovered	oz	694,070
Total Gold Equivalent Produced	oz	128,224
Gross Revenue Generated	US$M	170.33
Cash Operating Costs	US$M	46.24
Average Cash Operating Cost	US$/oz	596
Overheads and Closure Costs	US$M	20.87
Capital Costs	US$M	12.25
EBIT	US$M	87.78
NPV	US$M	58.59
IRR	%	246%
Pay-Back Period (Discounted)	Years	1

The Net Present Value of the project as calculated from the WAI model is US$58.59M and the Internal Rate of Return is 246%. The payback period of the project is 1 year and the discounted payback period is also 1 year. The project is strongly positive in terms of NPV and has a robust IRR.

61-0928/MM567	Final V9.0	Page 253
June 2011

KAZAKHGOLD
Mineral Expert’s Report for the Mineral Assets held by Kazakhgold in Kazakhstan and Romania

15.6	Total WAI Valuation

The total valuation for the KazakhGold assets based on Ore Reserves reported in accordance with the requirements of the JORC Code (2004) is summarised in Table 15.19 below.

Table 15.19: KazakhGold Assets Valuation (JORC Reserves Only)

Mine/Project	WAI Valuation (US$M)
Romaltyn Central Tailings Project	58.59
Aksu Underground Mine	60.40
Aksu Open Pit and Tailings	178.70
Bestobe Underground Mine	15.50
Bestobe Open Pit and Tailings	167.40
Zholymbet Underground Mine and Tailings	71.80
Total Kazakh Gold Assets	552.39

61-0928/MM567	Final V9.0	Page 254
June 2011

Back to Contents

This page is intentionally left blank

Back to Contents

Back to Contents

imprima — C105073

Back to Contents

NOT FOR DISTRIBUTION INTO CANADA, AUSTRALIA AND JAPAN OR, SUBJECT TO CERTAIN EXCEPTIONS, THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or otherwise transferred all your Polyus Shares or Polyus ADSs, or any beneficial interest therein, please send this Document and the accompanying documentation as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be distributed, forwarded or transmitted in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is being made to all existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Securityholders inside the Russian Federation that are “qualified investors” under Russian Law. This Document or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in Russia or to or for the benefit of any Russian person, and does not and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. The information contained in this Document must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this Document does not constitute placement and/or public circulation of securities or other financial instruments in Russia. The depositary receipts of KazakhGold Group Limited have not been registered in the Russian Federation and are not intended for admission to “placement” or “public circulation” in Russia. This Document has not been registered and/or filed or approved by a competent authority in the Russian Federation and is not intended to be made publicly available in Russia. ANY PERSON RESIDENT, REGISTERED OR LOCATED IN THE RUSSIAN FEDERATION OR WHO HAS OBTAINED A COPY OF THIS DOCUMENT AT AN ADDRESS WITHIN THE RUSSIAN FEDERATION AND WHO IS NOT A “QUALIFIED INVESTOR” (AS DEFINED IN ARTICLE 51.2 OF THE RUSSIAN SECURITIES MARKET LAW) IS REQUIRED TO DISREGARD IT. The Private Exchange Offer does not, and is not intended to, constitute a public offer in Russia. The Private Exchange Offer is not being made, directly or indirectly, to persons in jurisdictions in which the making of the Private Exchange Offer would constitute a violation of the relevant laws of such jurisdiction. The distribution of this Document in jurisdictions other than the UK or Jersey may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Each Eligible Polyus Securityholder should consult its own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding its acceptance of the Private Exchange Offer. Certain tax consequences of participating in the Private Exchange Offer are described in the Prospectus dated 24 June 2011 of KazakhGold.

PRIVATE EXCHANGE OFFER

by

KAZAKHGOLD GROUP LIMITED

(incorporated and registered in Jersey under company number 91264)

to acquire 16% of the issued and outstanding share capital (whether in the form of Polyus Shares or in the form of Polyus ADSs) of

OJSC POLYUS GOLD

(incorporated and registered in the Russian Federation under Main State Registration Number
(OGRN) 1068400002990)

on the following basis:

for each Polyus Share	:	17.14 KazakhGold Level I GDRs
for each Polyus ADS	:	8.57 KazakhGold Level I GDRs

(every two Polyus ADSs represent one Polyus Share)

The Private Exchange Offer will open for acceptances at 4:00 p.m., New York City time, on 24 June 2011, and will expire at 5:00 p.m., New York City time, on 18 July 2011 unless KazakhGold, in its sole discretion, extends the period in which the Private Exchange Offer remains open for acceptances. The results of acceptance of the Private Exchange Offer are expected to be announced by way of a Regulatory Information Service announcement on or about 19 July 2011.

Back to Contents

Eligible Polyus Securityholders are urged to obtain current market quotations for the KazakhGold GDRs and the Polyus Securities.

KazakhGold has retained BNY Mellon Shareowner Services to act as Information Agent and BNY Mellon as Exchange Agent for the Private Exchange Offer. KazakhGold has also entered into a services agreement with Computershare to facilitate acceptances and settlement of Polyus Shares under the Private Exchange Offer. Eligible Polyus Shareholders wishing to participate in the Private Exchange Offer with respect to their Polyus Shares will be required to submit their Share Forms of Acceptance to Computershare during normal business hours at the latest by 5:00 p.m., Moscow time, on 18 July 2011 and to transfer the relevant number of Polyus Shares to the securities account of KazakhGold in the Register by such time. Eligible Polyus ADS Holders wishing to participate in the Private Exchange Offer with respect to Polyus ADSs held through DTC, Euroclear and Clearstream will be required to submit their acceptances through DTC ATOP. Please note that each of DTC, Euroclear and Clearstream will establish its own cut-off date and time for the submission of instructions by holders holding Polyus ADS Holders in its system and wishing to participate in the Private Exchange Offer, which will be earlier than the Expiration Time. Eligible Polyus ADS Holders wishing to participate in the Private Exchange Offer with respect to Polyus ADSs held outside DTC will be required to deliver their ADS Forms of Acceptance to the Exchange Agent.

The Private Exchange Offer is subject to the terms and conditions set out in Section 2, “Conditions of the Private Exchange Offer”.

Upon the terms and subject to the conditions of the Private Exchange Offer (including, if the Private Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Forms of Acceptance, KazakhGold is offering to acquire 16% of the issued Polyus Securities from Eligible Polyus Securityholders.

The Level I GDRs (with CUSIP number: 48667H600 and ISIN number: US48667H6009) being offered in the Private Exchange Offer each represents one ordinary share of KazakhGold and are expected to be admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange on or about 25 July 2011. The Rule 144A and Regulation S GDRs trade on the London Stock Exchange under the symbol “KZG”, with one KazakhGold GDR representing one KazakhGold Share.

At the close of business on 23 June 2011, there were 190,627,747 Polyus Shares (including Polyus Shares represented by Polyus ADSs) issued and outstanding with state registration number 1-01-55192-E, of which 65,966,829 were represented by Polyus ADSs (with CUSIP: 678129107, ISIN: US6781291074 and CFI: EMXUFR). Two Polyus ADSs represent one Polyus Share.

In the United Kingdom, the Polyus ADSs trade on the London Stock Exchange under the symbol “PLZL”. In the United States, the Polyus ADSs trade, and are quoted on, the over-the-counter under the symbol “OPYGY”.

The RUB/USD exchange rate has been sourced from the Central Bank of the Russian Federation.

A Prospectus relating to KazakhGold has been prepared in accordance with the Prospectus Rules of the UKLA and has been approved as such by the FSA in accordance with Section 85 of the FSMA. A copy of the Prospectus has been filed with the FSA and has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules of the UKLA.

A copy of this Document has been delivered to the Registrar of Companies in Jersey in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, as amended, and the Registrar of Companies in Jersey has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Articles 2 and 4(1) of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of securities in KazakhGold. It must be distinctly understood that, in giving these consents, neither the Registrar of Companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of KazakhGold or for the correctness of any statement made, or opinions expressed, with regard to it. The Jersey Financial Services Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability from the discharge of its functions under that law.

Questions and requests for assistance in connection with accepting the Private Exchange Offer (and the relevant acceptance procedures in connection thereto) may be directed to the Information Agent at the address and telephone number set forth on the back page of this Document. Copies of this Document and the Prospectus may be downloaded from KazakhGold’s website at: http://www.kazakhgold.com, and will be made available at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturday, Sundays and public holidays excepted) before the Expiration Time.

2

Back to Contents

DEFINITIONS

Admission	admission to the Official List together with admission to the Regulated Market

ADS Form of Acceptance	the form of acceptance to be completed by Polyus ADS Holders holding Polyus ADSs outside DTC, Euroclear and Clearstream who wish to accept the Private Exchange Offer

ATOP	Automated Tender Offer Program

BNY Mellon	The Bank of New York Mellon

Board	the Board of Directors of KazakhGold

Business Day	any day that is a U.S. Business Day, a London Business Day and a Russian Business Day

Clearstream	Clearstream Banking, Société Anonyme

Closing Price	the middle market quotation as derived from the London Stock Exchange Daily Official List

Combined Group	the combined group resulting from the Proposed Combination

Computershare	Closed Joint-Stock Company Computershare Registrar, a company incorporated and registered in the Russian Federation

Depositary	BNY Mellon, in its capacity as depositary for the KazakhGold GDRs

Document	this Private Exchange Offer memorandum

DTC	The Depository Trust Company

Eligible Polyus ADS Holders	Polyus ADS Holders that are incorporated and registered, if applicable, resident and/or located outside of the Russian Federation and other jurisdictions in which the making and accepting of the Private Exchange Offer is not permitted by applicable legislation, and certain individuals and legal entities incorporated, registered, resident and/or located in the Russian Federation, that are “qualified investors” under the Russian Securities Market Law

Eligible Polyus Securityholders	Eligible Polyus Shareholders and Eligible Polyus ADS Holders

Eligible Polyus Shareholders	Polyus Shareholders that are incorporated and registered, if applicable, resident and/or located outside of the Russian Federation and other jurisdictions in which the making and accepting the Private Exchange Offer is not permitted by applicable legislation, and certain individuals and legal entities incorporated, registered, resident and/or located in the Russian Federation to whom this Private Exchange Offer Document is addressed by KazakhGold, provided they are “qualified investors” under the Russian Securities Market Law

Euroclear	Euroclear Bank N.V./S.A., as operator of the Euroclear system

Exchange Agent	BNY Mellon, acting through BNY Mellon Shareowner Services, the exchange agent for the Private Exchange Offer

Exchange Ratios	for each Polyus Share: 17.14 Level I GDRs

for each Polyus ADS: 8.57 Level I GDRs

(every two Polyus ADSs represent one Polyus Share)

Expiration Time	5:00 p.m., New York City time, or 10.00 p.m, London time, on 18 July 2011 (or 1.00 a.m. Moscow time, on 19 July 2011), unless extended, the deadline for acceptance of the Private Exchange Offer

FAS	the Federal Antimonopoly Service of the Russian Federation

Forms of Acceptance	the ADS Form of Acceptance and the Share Form of Acceptance

3

Back to Contents

FSA	the Financial Services Authority of the UK in its capacity as a competent authority under Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of FSMA

FSFM	the Federal Service for Financial Markets of the Russian Federation

FSMA	the Financial Services and Markets Act 2000

GDR Deposit Agreement	the Deposit Agreement entered into between KazakhGold and the Depositary on 30 November 2005, as amended and restated on 26 July 2006

General Meeting	the extraordinary general meeting of KazakhGold to be held at 10.00 a.m. on 14 July 2011

Information Agent	BNY Mellon Shareowner Services, as information agent for the Private Exchange Offer

Jenington	Jenington International Inc., an indirect wholly-owned subsidiary of Polyus Gold

Jenington Option Agreement	the conditional option agreement between Jenington and KazakhGold pursuant to which KazakhGold has the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares, using the same exchange ratio as is used in the Private Exchange Offer

JFSC	the Jersey Financial Services Commission

KazakhGold	KazakhGold Group Limited

KazakhGold GDRs	the global depositary receipts of KazakhGold, each representing one KazakhGold Share, including the Level I GDRs and the Regulation S GDRs

KazakhGold GDR Holders	the holders of KazakhGold GDRs

KazakhGold Shares	ordinary shares of KazakhGold, each with a nominal value of £0.0001

Level I GDRs	Level I Global depositary shares, each representing one KazakhGold Share

London Business Day	any day other than a Saturday, Sunday or a UK public holiday

London Stock Exchange	London Stock Exchange plc

MICEX	the Moscow Interbank Currency Exchange

MINT	the Ministry of Industry and New Technologies of the Republic of Kazakhstan

Nafta	a privately-owned group of portfolio investment companies under the beneficial ownership of Mr. Suleiman Kerimov, including Nafta Moskva (Cyprus) Limited and Wandle Holdings Limited

Official List	the Official List of the UKLA

Onexim	a privately-owned group of companies under the beneficial ownership of Mr. Mikhail Prokhorov, including Onexim Holdings Limited, which is the shareholder and beneficial owner of Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited

Options	each of (i) the options granted by certain entities under the respective beneficial ownership of Nafta and Onexim to KazakhGold to purchase the Polyus Securities under the Principal Shareholders Option Agreement and (ii) the option granted by Jenington to KazakhGold under the Jenington Option Agreement

4

Back to Contents

Partial Offer	the recommended partial offer by Jenington made on 9 July 2009 to acquire 50.1% of the issued and to be issued KazakhGold Shares (including KazakhGold Shares represented by GDRs) that was declared wholly unconditional on 14 August 2009

Polyus ADSs	Level I American depositary shares of Polyus Gold, with two Polyus ADSs representing one Polyus Share

Polyus ADS Depositary	BNY Mellon, as depositary for the Polyus ADSs

Polyus ADS Holders	the holders of Polyus ADSs

Polyus Gold	OJSC Polyus Gold

Polyus Securities	Polyus Shares and/or Polyus ADSs, as the case may be

Polyus Securityholders	the holders of Polyus Shares or Polyus ADSs, or both

Polyus Shareholders	the holders of Polyus Shares

Polyus Shares	the ordinary shares of Polyus Gold, each with a nominal value of RUB 1.00

Premium Listing	a listing of equity shares on the premium segment of the UKLA’s Official List

Principal Shareholders of Polyus Gold	Nafta and Onexim

Principal Shareholders Option Agreement	the conditional option agreement between KazakhGold and entities beneficially owned by each of the Principal Shareholders of Polyus Gold, under which KazakhGold has the options to acquire Polyus Securities representing in aggregate 73.2% of the existing issued ordinary share capital of Polyus Gold using the same exchange ratio as is used in the Private Exchange Offer

Private Exchange Offer	the conditional private exchange offer by KazakhGold to acquire 16% of the issued and outstanding share capital of Polyus Gold from Eligible Polyus Securityholders, on the terms and conditions set out in this Document and the Forms of Acceptance

Proposed Combination	the proposed combination of KazakhGold with Polyus Gold

Prospectus	the prospectus, to be issued by KazakhGold in connection with the Private Exchange Offer and admission of Level I KazakhGold GDRs and additional Regulation S/Rule 144A KazakhGold GDRs to the Official List

Register	the register of Polyus Shareholders held by Computershare

Regulated Market	the main market of the London Stock Exchange

Regulation S GDRs	global depositary receipts issued outside the United States under the GDR Deposit Agreement

Regulatory Information Service	one of the regulatory information services authorised by the UKLA to receive, process and disseminate regulatory information in respect of listed companies

Resolutions	the resolutions to be proposed at the General Meeting, including a resolution to increase KazakhGold’s authorised share capital

RTS	the Russian Trading System Stock Exchange

RUB	the lawful currency of the Russian Federation

Rule 144A GDRs	global depositary receipts issued inside the United States under the GDR Deposit Agreement

Russian Business Day	any day other than a Saturday, Sunday or a Russian public holiday

Russian Securities Market Law	the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended

5

Back to Contents

SEC	the United States Securities and Exchange Commission

Securities Act	the United States Securities Act of 1933, as amended

Share Form of Acceptance	the form of acceptance to be completed by Polyus Shareholders to accept the Private Exchange Offer

Standard Listing	a listing of securities on the standard segment of the UKLA’s Official List

Transactions	the series of conditional transactions through which KazakhGold intends to acquire all or substantially all of the entire issued share capital of Polyus Gold including the Private Exchange Offer, and the exercise of the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement

UKLA	the United Kingdom Listing Authority, a division of the FSA, in its capacity as the competent authority under Part VI of FSMA

U.S. Business Day	is a day on which banks in New York City are open for business

USD	the lawful currency of the United States

6

Back to Contents

SUMMARY TIMETABLE OF EXPECTED EVENTS

The times, dates and events shown in this table are subject to change at the absolute discretion of KazakhGold.

DAY	EVENT

4.00 pm, New York City time on 24 June 2011	Prospectus and Private Exchange Offer Document filed and made available to Eligible Polyus Securityholders and Private Exchange Offer opens for acceptance.

14 July 2011	KazakhGold Extraordinary General Meeting to approve the increase of KazakhGold’s authorised share capital and other matters.

5.00 p.m., New York City time, on 18 July 2011 (the “Expiration Time”)	Deadline for acceptances of the Private Exchange Offer.

Please note that, in relation to Polyus ADSs, each of DTC, Euroclear and Clearstream will establish their own deadlines for giving instructions accepting the Private Exchange Offer, which will be earlier than the Expiration Time.

Please note that Share Forms of Acceptance relating to Polyus Shares must be submitted to Computershare and the transfer of Polyus Shares to the account of KazakhGold in the Register must occur by 5.00 p.m., Moscow time, on 18 July 2011.

On or about 18 July 2011	Subject to satisfactory acceptances under the Private Exchange Offer, KazakhGold intends to exercise the Options.

19 July 2011	RNS Announcement of the level of acceptances of the Private Exchange Offer.

By 25 July 2011	Settlement of the Private Exchange Offer, the Principal Shareholders Option Agreement and the Jenington Option Agreement.

On or about 25 July 2011	RNS Announcement of the Private Exchange Offer, the Principal Shareholders Option Agreement and Jenington Option Agreement having completed, and admission of new KazakhGold GDRs to the Standard Listing segment of the Official List and to trading on the London Stock Exchange.

7

Back to Contents

NEITHER THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE PRIVATE EXCHANGE OFFER OR DETERMINED WHETHER THIS PRIVATE EXCHANGE OFFER MEMORANDUM IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIME.

The Private Exchange Offer is made for the securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements incorporated by reference (if any) in the document have been prepared in accordance with International Financial Reporting Standards, which is not comparable to US generally accepted accounting principles, as adopted by United States companies.

It may be difficult for US holders of GDRs to enforce their rights and any claim they may have arising under the US federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. US holders GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

US holders of GDRs should be aware that KazakhGold may purchase securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated purchases.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

THE INFORMATION CONTAINED IN THIS DOCUMENT IS ADDRESSED EXCLUSIVELY TO ELIGIBILE POLYUS SECURITYHOLDERS, INCORPORATED AND REGISTERED, IF APPLICABLE, AND LOCATED OUTSIDE OF THE RUSSIAN FEDERATION, UNLESS SUCH HOLDERS ARE INDIVIDUALS AND LEGAL ENTITIES THAT ARE “QUALIFIED INVESTORS” UNDER RUSSIAN SECURITIES MARKET LAW. NEITHER THIS DOCUMENT, THE PRIVATE EXCHANGE OFFER NOR ANY INFORMATION CONTAINED HEREIN CONSTITUTE A PUBLIC OFFER, AN ADVERTISEMENT OR AN OFFER OF SECURITIES TO AN UNLIMITED NUMBER OF PERSONS WITHIN OR OUTSIDE THE TERRITORY OF THE RUSSIAN FEDERATION, PURSUANT TO RUSSIAN LAW.

The Private Exchange Offer does not constitute an offer to exchange or the solicitation of an offer to exchange securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Private Exchange Offer to be made by a licensed broker or dealer, the Private Exchange Offer shall be deemed to be made on behalf of KazakhGold by one or more registered brokers or dealers licensed under the laws of such jurisdiction. Neither the delivery of this Document nor any exchange of securities shall, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

AUSTRIA

The Level I GDRs are not registered or otherwise authorised for public offer under the Austrian Capital Market Act (Kapitalmarktgesetz), the Investment Funds Act (Investmentfongsgesetz) or any other relevant securities legislation in Austria. The recipients of this Document and other selling material in respect to this Document have been individually selected and are targeted exclusively on the basis of a private placement. Accordingly, the Level I GDRs may not be, and are not being, offered or advertised publicly or offered similarly under either the Austrian Capital Market Act, the Investment Funds Act or any other relevant securities legislation in Austria. This offer may not be made to any other persons than the recipients to whom this Document is personally addressed.

BELARUS

This Document does not constitute a prospectus within the meaning of Article 9 of the Law of the Republic of Belarus “On Securities and Stock Exchanges” No. 1512-XII of 12 March 2003 (as

8

Back to Contents

amended), it has not been approved, registered or endorsed by the Belarusian securities authorities in such capacity. This Document is addressed and communicated in Belarus solely to the limited number of selected potential participants in the Private Exchange Offer. The KazakhGold Level I GDRs are not subject to the state registration in Belarus, and it is not required to seek certificate of foreign securities placement in Belarus. However, acquisition of the KazakhGold Level I GDRs by residents of the Republic of Belarus is subject to receipt of the permit from the National Bank of the Republic of Belarus for acquisition of foreign securities which is to be sought by such potential participants of the Private Exchange Offer under the established procedures. In deciding whether or not to participate in the Private Exchange Offer, potential participants must rely on their own examination of KazakhGold and the terms of the Private Exchange Offer, including the merits and risks involved. Distribution of this document solely to the limited number of persons does not and does not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Belarus.

ESTONIA

This Document has not been, and will not be, submitted to or registered with the Estonian financial services supervisory authority (Finantsinspektsioon). An offer to the public in Estonia means the communication in any form and by any means of sufficient information on the terms of an offer of the Level I GDRs so as to enable an investor to decide to purchase or subscribe for the Level I GDRs with a number of exemptions set forth by Article 12(2) of the Estonian Securities Market Act (Väärtpaberituru Seadus), including offering of securities at any time to “qualified investors” or to non-qualified investors not exceeding 99 persons falling within the categories set out in Article 12(2) of the Estonian Securities Market Act (Väärtpaberituru Seadus). The Level I GDRs have not been and will not be offered to, and may not be subscribed for by, the public in Estonia. Distribution of this Document does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Estonia.

FRANCE

This Document is only directed at those persons resident in France who are “qualified investors” within the meaning of Article 2(1)(e) of the European Prospectus Directive (Directive on the prospectus to be published when securities are offered to the public or admitted to trading - 2003/ 71/EC) and qualified investors (investisseurs qualifiés) investing for their own account, all as defined in, and in accordance with, L. 411-2 II, D. 411-1 to D. 411-4, D. 744-1, D. 754-1, and D. 764-1 of the French Code monétaire et financier and other applicable regulations (all such persons together referred to as “Relevant Persons”). This Document has not been submitted to, nor has it been approved by, the Autorité des Marchés Financiers (AMF), the French Financial Services Supervisory Authority, or any other regulatory authority in France. The Level I GDRs must not be distributed within France by way of a public offer, public advertisement or in any similar manner and this Document and any other document relating to the Private Exchange Offer or the Level I GDRs, as well as information contained therein, may not be supplied to the public in France or used in connection with any offer for subscription of Level I GDRs to the public in France. This Document and other documents relating to the Private Exchange Offer or the Level I GDRs are strictly confidential and may not be distributed to any person or entity other than the recipients hereof. This Document must not be relied on or acted upon by persons who are not Relevant Persons. The Private Exchange Offer to which this Document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Any subsequent resale of the Level I GDRs in France may only be made in accordance with the French Code monétaire et financier and other applicable French laws.

GERMANY

This Document is only directed at those persons resident in Germany who are “qualified investors” within the meaning of Article 2(1)(e) of the European Prospectus Directive (Directive on the prospectus to be published when securities are offered to the public or admitted to trading – 2003/ 71/EC) and Section 2 no. 6 of the Securities Prospectus Act of the Federal Republic of Germany (Wertpapierprospektgesetz, “WpPG”) or are persons to whom an offer of transferable securities may otherwise be made without the requirement for an approved prospectus pursuant to Section 3 subsection 2 WpPG (all such persons together referred to as “Relevant Persons”). This Document has not been submitted to, nor has it been approved by, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin), the German Financial Services Supervisory Authority, or any

9

Back to Contents

other regulatory authority in Germany. The Level I GDRs must not be distributed within Germany by way of a public offer, public advertisement or in any similar manner and this Document and any other document relating to the Private Exchange Offer or the Level I GDRs, as well as information contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of Level I GDRs to the public in Germany. This Document and other documents relating to the Private Exchange Offer or the Level I GDRs are strictly confidential and may not be distributed to any person or entity other than the recipients hereof. This Document must not be relied on or acted upon by persons who are not Relevant Persons. The Private Exchange Offer to which this Document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Any subsequent resale of the Level I GDRs in Germany may only be made in accordance with the WpPG and other applicable German laws.

ISRAEL

This Document shall not constitute an offer to sell or the solicitation of an offer to buy any Level I GDRs in the State of Israel. This Document is not intended to be issued to persons other than to corporations of the type contemplated by Section 15A(b)(1) of, and the First Schedule to, the Israeli Securities Law, 1968, as amended from time to time, and any regulations promulgated thereunder (the “Israeli Securities Law”). In making a decision of whether or not to participate in the Private Exchange Offer, you must rely on your own examination of KazakhGold and the terms of the Private Exchange Offer, including the merits and risks involved. The Level I GDRs have not been recommended by the Israeli Securities Authority. Furthermore, the Israeli Securities Authority has not confirmed the accuracy or determined the adequacy of this Document or any other document relating to the Private Exchange Offer or the Level I GDRs.

A person participating in the Private Exchange Offer should not construe the contents of this Document as legal, tax, financial or investment advice. A person participating in the Private Exchange Offer should consult its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment by it in any Level I GDRs.

The Level I GDRs are subject to restrictions on transferability and resale and may not be transferred or resold except in accordance with the requirements and conditions set forth in this Document. A person participating in the Private Exchange Offer should be aware that it will be required to bear the financial risks of its investment for an extended period of time.

The Private Exchange Offer and the Level I GDRs will not be registered under the Israeli Securities Law. Prior to the receipt of any Level I GDRs, a prospective participant in the Private Exchange Offer may be required to represent to KazakhGold that it is a corporation of the type contemplated by Section 15A(b)(1) of, and the First Schedule to, the Israeli Securities Law, or may otherwise be required to demonstrate to the satisfaction of KazakhGold that the delivery of Level I GDRs to such participant would not give rise to circumstances which would constitute an offer or sale to the public within the meaning of the Israeli Securities Law.

KAZAKHSTAN

This Document has not been, and will not be, submitted to or registered with the competent regulatory authorities in Kazakhstan. This Document is addressed and communicated in Kazakhstan solely to the limited number of selected potential participants in the Private Exchange Offer. The Level I GDRs are not subject to the state registration in Kazakhstan. Distribution of this Document does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Kazakhstan.

LATVIA

This Document has not been, and will not be, submitted to or registered with the competent authorities in Latvia. A public offer in Latvia means communication of the terms of the offer and securities to be offered through any media so as to enable investors to decide on purchasing or subscribing for these securities. According to Article 16 of the Latvian Law On the Market for Financial Instruments, an offer of securities is not deemed to be a public offer (and, therefore, is not subject to a requirement to register a prospectus) if, amongst other exemptions, it is addressed only to “qualified investors”, or if it is addressed to less than 100 persons who are not “qualified investors”. Distribution of this document solely to a limited number of persons does not and does

10

Back to Contents

not intend to constitute a public offering or an advertisement of the KazakhGold Level I GDRs in Latvia.

LUXEMBOURG

The Level I GDRs may not be offered or sold in the Grand Duchy of Luxembourg, except for Level I GDRs which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus in accordance with the Law of 10 July, 2005 on prospectuses for securities. The Level I GDRs are offered to a limited number of persons or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This Document and any other documents relating to the Private Exchange Offer or the Level I GDRs may not be reproduced or used for any purpose, or furnished to any person other than those to whom copies have been sent.

NORWAY

The Level I GDRs may not be offered, sold or distributed in Norway except in circumstances which do not constitute a public offer of securities in Norway within the meaning of the Norwegian Securities Trading Act 2007 (STA) with appurtenant regulations. This Document has not been produced in accordance with the prospectus requirements laid down or with legal basis in the STA and has not been approved or disapproved by, or registered with, the Financial Supervisory Authority of Norway (Finanstilsynet), nor the Norwegian Registry of Business Enterprises. This Document is only and exclusively directed to the addressees of this offer and cannot be distributed, offered or presented, either directly or indirectly, to other persons or entities domiciled in Norway without the prior written consent of the offeror. Each investor should carefully consider individual tax issues before deciding to accept.

SWITZERLAND

The Level I GDRs may not be publicly offered in Switzerland and will not be listed on the SIX Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This Document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this Document nor any other offering or marketing material relating to the Level I GDRs or the Private Exchange Offer may be publicly distributed or otherwise made publicly available in Switzerland. Neither this Document nor any other offering or marketing material relating to the Private Exchange Offer, KazakhGold or the Level I GDRs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this Document will not be filed with, and the Private Exchange Offer will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the Private Exchange Offer has not been and will not be authorised under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Level I GDRs.

UKRAINE

The Level I GDRs have not been and will not be offered to, and may not be subscribed for by, the public in Ukraine. No action has been taken to authorize an offer of the Level I GDRs to the public in Ukraine and the distribution of this Document shall not constitute financial services for the purposes of the Law of Ukraine “On Financial Services and State Regulation of Financial Services Markets” dated 12 July 2001. Offer of the Level I GDRs in the Private Exchange Offer shall not constitute circulation, distribution, placement, sale, purchase or other transfer of securities in the territory of Ukraine. Accordingly, nothing in this Document or any other documents, information or communications related to the Level I GDRs shall be interpreted as containing any offer or invitation to, or solicitation of, any such circulation, distribution, placement, sale, purchase or other transfer of securities in the territory of Ukraine. This Document is strictly for private use by its holder and may not be passed on to third parties or otherwise publicly distributed. Distribution of this Document solely to the limited number of persons does not and does not intend to constitute a public offering or an advertisement of the Level I GDRs in Ukraine.

11

Back to Contents

UNITED KINGDOM

This Document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Árticle 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The KazakhGold GDRs described herein are only being offered to, and any agreement to acquire such securities will be entered into only with, Eligible Polyus Securityholders who are relevant persons. Any person who is not a relevant person should not act or rely on this Document or any of its contents.

12

Back to Contents

IMPORTANT INFORMATION FOR U.S. HOLDERS OF POLYUS SECURITIES

The KazakhGold Shares to be represented by the Level I GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

The Private Exchange Offer is made for securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of Level I GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of Level I GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

13

Back to Contents

IMPORTANT INFORMATION

Eligible Polyus Securityholders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus Shares or Polyus ADSs, or both, as the case may be, should carefully read and follow the procedures outlined under Section 3, “Acceptance Procedures”.

KAZAKHGOLD RESERVES THE ABSOLUTE RIGHT TO REJECT ACCEPTANCES DETERMINED NOT TO BE IN APPROPRIATE FORM, SUCH DETERMINATION BEING SOLELY AT KAZAKHGOLD’S DISCRETION.

IF YOU DO NOT WISH TO ACCEPT THIS PRIVATE EXCHANCE OFFER WITH RESPECT TO YOUR POLYUS SHARES OR POLYUS ADSs, YOU NEED NOT TAKE ANY ACTION. NONE OF KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT MAKES ANY RECOMMENDATION TO ANY ELIGIBLE POLYUS SECURITYHOLDER AS TO WHETHER TO ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO ITS POLYUS SHARES OR POLYUS ADSs. NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION ON BEHALF OF KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT AS TO WHETHER ELIGIBLE POLYUS SECURITYHOLDERS SHOULD ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THEIR POLYUS SHARES OR POLYUS ADSs OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER OTHER THAN AS CONTAINED HEREIN OR IN ANY RELATED FORM OF ACCEPTANCE. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT. ELIGIBLE POLYUS SECURITYHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THIS DOCUMENT, ANY RELATED FORM OF ACCEPTANCE AND OTHER RELATED MATERIALS, CONSULT THEIR OWN FINANCIAL, LEGAL AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER OR NOT TO ACCEPT THE PRIVATE EXCHANGE OFFER.

Eligible Polyus Securityholders should be aware that the exchange of Polyus Securities pursuant to the Private Exchange Offer will have certain tax consequences, and are urged to consult at their own expense with their tax advisors with respect to those consequences in considering the Private Exchange Offer.

14

Back to Contents

15

Back to Contents

1.	THE PRIVATE EXCHANGE OFFER

1.1	The Proposed Combination

On 17 June 2011, the Board of KazakhGold and Polyus Gold announced the Proposed Combination, which, if completed, would result in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold, currently the indirect controlling shareholder of KazakhGold. The Proposed Combination is to be effected through a series of transactions including a conditional Private Exchange Offer made by KazakhGold to Eligible Polyus Securityholders for 16% of the issued Polyus Securities.

1.2	The Private Exchange Offer

Subject to applicable securities laws, the Private Exchange Offer is being made to all existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain Eligible Polyus Securityholders inside the Russian Federation, on the following basis:

•	for each Polyus Share	:	17.14 Level I GDRs

•	for each Polyus ADS	:	8.57 Level I GDRs

(every two Polyus ADSs represent one Polyus Share)

In determining these exchange ratios, the Board of KazakhGold took into account, among other things, the relative financial position of Polyus Gold and KazakhGold, Polyus Gold’s operational outlook, and the consideration payable by AltynGroup for the KazakhGold Operating Subsidiaries.

The Exchange Ratios were arrived at based on the following assumed values:

•	each Polyus Share and every two Polyus ADSs of approximately USD 68.56;

•	each Level I GDR of approximately USD 4.00;

Based on the above assumed values, the Exchange Ratios imply a value for the existing issued share capital of Polyus Gold of approximately USD 13.1 billion.

The Private Exchange Offer will open for acceptances from 4:00 p.m., New York City time, on 24 June 2011, and will expire at the Expiration Time, unless KazakhGold, in its sole discretion, extends the period the Private Exchange Offer remains open for acceptances, in which case the Expiration Time means 5:00 p.m., New York City time, on the date to which the Private Exchange Offer is so extended. If the Expiration Time of the Private Exchange Offer is extended, KazakhGold will notify Eligible Polyus Securityholders of the extension by no later than 9:00 a.m., New York City time, on the U.S. Business Day following the day on which the Private Exchange Offer was scheduled to expire. KazakhGold reserves the right in its sole discretion to amend or extend the Private Exchange Offer or to terminate the Private Exchange Offer prior to settlement and delivery of the Level I GDRs to the Exchange Agent for onward delivery to the persons entitled thereto or, if later, the time and date falling 7 Business Days after the Expiration Time, for any reason, including if any of the conditions set out in Section 2, “Conditions of the Private Exchange Offer”, are not satisfied (or, where capable of waiver, waived). See Section 11.1, “Amendments; Extension of Expiration Time; Termination”.

Eligible Polyus Shareholders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus Shares must follow the procedures set forth in Section 3.1(i).

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must follow the procedures set forth in Section 3.1(ii).

If an Eligible Polyus Securityholder is a holder of both Polyus Shares and Polyus ADSs, the Eligible Polyus Securityholder may (but is not obligated to) accept the Private Exchange Offer with respect to all, or any portion or combination of, its Polyus Securities, using the appropriate procedures described for each of the Polyus Shares and Polyus ADSs in Section 3, “Acceptance Procedures”.

1.3	Reasons for and benefits of the Proposed Combination

The Board believes that the Combined Group resulting from the Proposed Combination will provide substantial benefits to Polyus Gold and holders of Polyus Shares and ADSs, including:

16

Back to Contents

•	Creation of a leading gold producer

•	Strong platform for growth

•	Enhanced liquidity and visibility of the Combined Group

•	Improved access to capital markets

•	Enhanced corporate governance

•	Potential to move to a Premium Listing

•	Attractive acquisition currency

•	Elimination of multiple trading platforms.

On 9 July 2009, Polyus Gold, through its indirect wholly-owned subsidiary, Jenington, made a recommended partial offer to acquire 50.1% of the issued and to be issued share capital of KazakhGold (the “Partial Offer”). The Partial Offer was declared unconditional on 14 August 2009. As part of the Partial Offer, Jenington also agreed to underwrite the USD 100 million equity capital raising of new KazakhGold Shares which was placed with Jenington and a number of qualified investors on 1 July 2010 (the “Placing”). Accordingly, Jenington now owns 65% of the issued share capital of KazakhGold.

Since acquiring its interest in KazakhGold in 2009, Polyus Gold has managed KazakhGold and, through Jenington, has funded the development and operations of KazakhGold through two USD 50 million shareholder loans in 2009 and 2010 as well as a further aggregate USD 10.675 million loaned in 2011.

On 30 June 2010, the Board of KazakhGold announced a proposed combination of KazakhGold and Polyus Gold, which, if completed, would have resulted in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold (the “2010 Proposed Combination”). The 2010 Proposed Combination was terminated on 26 October 2010, following the announcement by MINT that it annulled the prior decisions of the competent authorities in Kazakhstan granting waivers of the state’s pre-emptive right to acquire KazakhGold securities, including the waivers obtained for the 2010 Proposed Combination.

On 10 April 2011, KazakhGold and AltynGroup Kazakhstan LLP (“AltynGroup”) (a limited liability partnership controlled by members of the Assaubayev family) entered into a Restated and Amended Principal Agreement (the “Amended Principal Agreement”), providing for the sale of the shares of KazakhGold’s operating subsidiaries in Kazakhstan, Romania and Kyrgyzstan (the “KazakhGold Operating Subsidiaries”), for an aggregate consideration of USD 509 million as well as the provision by the buyer of funds required for KazakhGold to repay USD 62,044,198.05 in outstanding principal amount of loans advanced by Jenington, together with accrued interest. The sale, which is subject to a number of conditions, is to be made in two tranches, with the sale of 51% of KazakhGold’s Operating Subsidiaries to occur by 12 September 2011 and the sale of the remaining interests to be completed by 31 December 2012.

On 10 April 2011, KazakhGold, Jenington and members of the Assaubayev family and certain related companies also entered into a settlement deed which provides for the settlement and release of all orders, judgments and claims outstanding between them, without any admission of liability on either part (the “Settlement Deed”). All the conditions to the effectiveness of the Settlement Deed have been obtained, including the waivers from the MINT of its pre-emptive rights of KazakhGold securities and the issuance to KazakhGold of an irrevocable documentary letter of credit for USD 100 million, which is available for drawdown in certain circumstances, including as partial payment on completion of the first tranche of the sale of the shares in KazakhGold’s Operating Subsidiaries. The Settlement Deed has become fully effective and the parties have taken the necessary steps contemplated by the Settlement Deed for the settlement and release of the claims between them.

All governmental and regulatory approvals, consents and waivers necessary to permit KazakhGold to consummate the Proposed Combination have been received.

The completion of the sale of the KazakhGold Operating Subsidiaries remains subject to a number of conditions and may be terminated by either party in certain circumstances.

17

Back to Contents

The Board believes that, with an enlarged shareholder base and greater free float in USD terms following completion of the Proposed Combination, the Combined Group will benefit from enhanced liquidity in its GDRs, as well as increasing its visibility in the London equity market, resulting in a more transparent valuation for the Combined Group going forward.

Polyus Gold is currently subject to limitations under Russian law on the aggregate number of depositary receipts it can have in issue, which restricts its capability to raise capital in the international equity markets and the ability of its shareholders to convert common shares into depositary receipts. The Board expects the internationalisation of Polyus Gold through the combination with KazakhGold to give the Combined Group the ability to raise capital through a more direct access to international capital markets. The Board believes that the Combined Group’s London Stock Exchange listing will provide an attractive acquisition currency for future expansion and consolidation opportunities within the gold sector, both regionally and globally.

The new board of KazakhGold is expected to have at least three independent non-executive directors, with at least two coming from the existing board of Polyus Gold and at least one from the existing Board. As KazakhGold GDR Holders, Polyus Securityholders will benefit from enhanced corporate governance through the appointment of at least one additional independent non-executive director to the Board of KazakhGold. Following the integration of the KazakhGold and Polyus Gold groups, the Combined Group will consider applying in due course to the UKLA for a Premium Listing of its ordinary shares on the London Stock Exchange, which would allow the Combined Group to seek future inclusion in key FTSE indices and which, the Board believes, would lead to re-rating of the Combined Group. Moving to a Premium Listing will also require enhancement to the corporate governance of the company and provide greater rights for minority shareholders than KazakhGold’s Jersey-incorporation and Standard Listing presently affords them. No final determination has been made to apply for a Premium Listing, and no assurance can be given that such a listing can be obtained.

The completion of the Proposed Combination will result in a single, London-listed investment opportunity for investors in the form of KazakhGold depositary receipts with one unified market capitalisation, eliminating the multiple trading platforms for investment in Polyus Gold or KazakhGold securities that currently exist, along with the associated listing costs. The combination will also allow the rationalisation of central administrative costs such as duplicated business functions.

1.4	Intention to delist Polyus Gold ADSs

Following completion of the Proposed Combination, Polyus Gold intends to apply to the UKLA and the London Stock Exchange to have the Polyus ADSs delisted from the Official List and from the main Market of the London Stock Exchange in accordance with the respective rules of the Financial Services Authority and the London Stock Exchange, and Polyus Gold may subsequently terminate its Level I ADR programme. In such circumstances, any remaining holders of Polyus ADSs would receive Polyus Shares in exchange for their Polyus ADSs. If the Proposed Combination does not complete, Polyus Gold will maintain the listing of Polyus ADSs on the Official List and the Main Market.

1.5	The Prospectus

In connection with the Private Exchange Offer and the Admission of the new KazakhGold GDRs to be issued under the Transactions, KazakhGold has prepared a Prospectus in accordance with the Prospectus Rules of the UKLA, which has been approved as such by the FSA in accordance with Section 85 of FSMA. A copy of the Prospectus has been filed with the FSA and has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules of the UKLA. A copy of the Prospectus has also been filed on 24 June2011 with the JFSC. Eligible Polyus Securityholders who are considering accepting the Private Exchange Offer are recommended to read the Prospectus and this Document carefully before submitting an acceptance.

Copies of the Prospectus may be downloaded from KazakhGold’s website at: http:// www.kazakhgold.com, and will be made available at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturday, Sundays and public holidays excepted) before the Expiration Time.

18

Back to Contents

2.	CONDITIONS OF THE PRIVATE EXCHANGE OFFER

The Private Exchange Offer will be subject to the terms and conditions set forth in this Document and the Forms of Acceptance, and the conditions set out below, each of which may be waived (to the extent any such condition is capable of being waived) by KazakhGold at any time, in whole or in part, in its sole discretion:

2.1	valid acceptances having been received by the Expiration Time of the Private Exchange Offer with respect to Polyus Securities representing in the aggregate 30,500,440 Polyus Shares, representing in aggregate 16% of the issued and outstanding share capital of Polyus Gold;

2.2	the Principal Shareholders Option Agreement and the Jenington Option Agreement remaining in full force and effect and the parties complying with their respective obligations under the Principal Shareholders Option Agreement and Jenington Option Agreement;

2.3	the Resolutions to be proposed at the General Meeting having been duly passed at such meeting;

2.4	all governmental and regulatory approvals, consents and waivers necessary to permit KazakhGold and other parties to the Transactions to consummate the Proposed Combination (or any one or more of them) having been received in form and substance satisfactory to KazakhGold, and remaining in full force and effect, including the following:

(i)	approval of the acquisition by KazakhGold of up to 100% of Polyus Shares by the Government Commission On Monitoring Foreign Investment in the Russian Federation confirmed by a written approval from FAS in accordance with Federal Law No. 57-FZ “On Procedures for Foreign Investments in Companies of Strategic Significance for National Defence and Security” dated April 29, 2008 remaining in full force and effect;

(ii)	written consent to the acquisition by KazakhGold of up to 100% of Polyus Shares from FAS in accordance with Federal Law No. 135-FZ “On Protection of Competition” dated July 26, 2006, as amended;

(iii)	approval granted by the MINT pursuant to Articles 36 and 37 of the Subsoil Law of the Republic of Kazakhstan to issuance of the Company’s shares and GDRs in exchange for Polyus Securities in the Transactions based upon a waiver from the Republic of Kazakhstan, pursuant to Articles 12 and 13 of the Subsoil Law of the Republic of Kazakhstan, of the state’s pre-emptive right to acquire the KazakhGold Shares and GDRs to be issued in the course of the Transactions; and

(iv)	the Level I GDRs to be issued under the Private Exchange Offer and the Options shall be admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange, which, solely for the purposes of the fulfilment of this condition, shall be deemed to occur following notification that the application for admission has been approved at the listing hearings held by the UKLA and the London Stock Exchange, respectively, subject to receipt of confirmation by the UKLA and London Stock Exchange of the issuance of the KazakhGold and Rule 144A GDRs being issued in the Transactions;

2.5	in KazakhGold’s opinion, no event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, that would or might prohibit, prevent, restrict or delay consummation of the Private Exchange Offer (or any other of the Transactions), shall have occurred; and

2.6	in KazakhGold’s opinion, no action or proceeding shall have been instituted or threatened that would impair a contemplated purpose of the Private Exchange Offer (or any other of the Transactions), and no development shall have occurred that would materially or adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, including, without limitation, the commencement of war, armed hostilities, terrorist action or any other international or national calamity.

19

Back to Contents

KazakhGold has received the Kazakh and Russian governmental approvals referred to in 2.4 (i) to 2.4 (iii) above.

The foregoing conditions are for KazakhGold’s sole benefit and may be asserted by KazakhGold regardless of the circumstances giving rise to any such condition (including any action or inaction of KazakhGold), and any such condition may be waived by KazakhGold, in whole or in part, at any time and from time to time in its reasonable judgment. KazakhGold’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an on-going right which may be asserted at any time. Any determination by KazakhGold concerning the events described in this Section 2 shall be final and binding.

KazakhGold expressly reserves the right in its sole discretion at any time to: (a) amend, extend the period during which the Private Exchange Offer is open for acceptances; (b) terminate the Private Exchange Offer and not accept for exchange any Polyus Shares or Polyus ADSs for any reason, including if any of the conditions referred to above have not been satisfied or upon the occurrence and during the continuance of any of the events specified above; and (c) waive any condition or amend the Private Exchange Offer in any respect, in each case by giving oral or written notice of any such extension, termination, waiver or amendment to the Exchange Agent. See further Section 11.1 below.

The level of acceptances received under the Private Exchange Offer is expected to be announced by way of a Regulatory Information Service announcement on or about 19 July 2011.

3.	ACCEPTANCE PROCEDURES

FAILURE OF AN ELIGIBLE POLYUS SECURITYHOLDER TO COMPLY WITH THE APPLICABLE PROCEDURES DESCRIBED BELOW MAY RESULT IN AN INVALID ACCEPTANCE OF THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THE RELEVANT POLYUS SECURITIES.

3.1	Acceptance and Delivery

Eligible Polyus Securityholders wishing to accept the Private Exchange Offer must follow the applicable procedures outlined in this Section 3 and in the relevant Form of Acceptance, if applicable. The specific procedures for accepting the Private Exchange Offer vary depending on whether the Eligible Polyus Securityholder is accepting the Private Exchange Offer with respect to Polyus Shares (and in the case of Polyus Shares, whether such Polyus Shares are held in an account in the Register or in a depo account opened with a Russian depositary) or Polyus ADSs (and, in the case of Polyus ADSs, whether such Polyus ADSs are held through DTC, Euroclear and Clearstream, or outside DTC). Eligible Polyus ADS Holders who hold Polyus ADSs through DTC, Euroclear and Clearstream do not need to complete an ADS Form of Acceptance, but should follow the applicable procedures outlined in Section 3(ii)(a).

(i)	Acceptance by Eligible Polyus Shareholders

Eligible Polyus Shareholders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus Shares must follow the procedures, including arranging for the transfer of the relevant Polyus Shares to KazakhGold, set forth in this Section 3.1(i) and in the Share Form of Acceptance that accompanies this Document.

A Share Form of Acceptance must be duly completed and executed by or on behalf of the relevant Eligible Polyus Shareholder accepting the Private Exchange Offer. For these purposes an Eligible Polyus Shareholder means a holder of Polyus Shares that is considered to be the “owner” of (vladelets), or a “trustee” (doveritel’niy upravlyajuschi) with respect to the relevant Polyus Shares under Russian law held either in a personal account in the Register or in a depo account with a Russian depositary, provided that the relevant trustee is acting as trustee pursuant to the laws of the Russian Federation and has the authority to dispose of and exchange the relevant Polyus Shares for Level I GDRs in the manner contemplated in this Document pursuant to the relevant trust agreement.

20

Back to Contents

A duly completed and executed original hard copy of the Share Form of Acceptance must be delivered to Computershare prior to 5:00 p.m. Moscow time, on 18 July 2011, together with all documents required to be attached thereto, at the following address:

Closed Joint-Stock Company Computershare Registrar (Head Office)
8, Ul. Ivana Franko
Moscow, 121108,
Russian Federation

The Share Form of Acceptance and documents required to be attached thereto must be delivered during the normal business hours of Computershare on a Russian Business Day.

In order for an acceptance of the Private Exchange Offer with respect to Polyus Shares to be treated as valid, the Eligible Polyus Shareholder must transfer (or procure the transfer of) the relevant number of Polyus Shares with respect to which it wishes to accept the Private Exchange Offer to the securities account of KazakhGold in the Register prior to 5:00 p.m. Moscow time, on 18 July 2011.

If Polyus Shares with respect to which an Eligible Polyus Shareholder is making an acceptance of the Private Exchange Offer are held in a depo account with a Russian depositary, the Share Form of Acceptance must be accompanied by (i) a statement of the depo account (if its depositary has a nominee holder account in the Register), or all statements of each depo account provided by all nominee holders in the chain of nominal holding or a consolidated statement of all depo accounts within the chain of nominal holding showing all levels of nominal holding of the Polyus Shares, which must be issued less than 5 (five) Business Days prior to submission of the Share Form of Acceptance to Computershare, and (ii) a copy of the instruction, certified by the depositary and accepted by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates, to KazakhGold’s personal account in the Register.

For a Share Form of Acceptance to be deemed complete, the Share Form of Acceptance must contain correct and valid instructions for delivery of the Level I GDRs, to which the Eligible Polyus Shareholder participating in the Private Exchange Offer will be entitled, which should be either (i) a DTC participant number and account details (including contact details at the bank/brokerage firm); or (ii) a Euroclear participant number and account details (including contact details at the bank/brokerage firm); or (iii) a Clearstream participant number and account details (including contact details at the bank/brokerage firm); or (iv) a registration name and address.

Any purported acceptance of the Private Exchange Offer other than in accordance with the procedures set forth in this Document or the Share Form of Acceptance and any Share Form of Acceptance that is incomplete or incorrect, or to which the required documents are not attached may, at KazakhGold’s sole discretion, be treated as invalid and may, in KazakhGold’s sole discretion, be returned to the relevant Eligible Polyus Shareholder. Polyus Securityholders that are established and registered, located and/or resident in the Russian Federation and are “qualified investors” under Russian law, but which are not explicitly listed in Article 51.2(2) of the Russian Securities Market Law may accept Level I GDRs only through a Russian broker authorised to accept Level I GDRs on their behalf. Details of any such broker will need to be provided in their Share Form of Acceptance.

In order to be treated as valid, the Share Form of Acceptance must be delivered to Computershare at the above address prior to 5:00 p.m. Moscow time on 18 July 2011, and the Polyus Shares to which a Share Form of Acceptance relates must be transferred to the securities account of KazakhGold in the Register prior to 5:00 p.m. Moscow time on 18 July 2011. Please note that Eligible Polyus Shareholders will be required to submit their Share Forms of Acceptance during normal business hours of Computershare. Re-registration of title with respect to Polyus Shares may take several days and accordingly, the instructions to Computershare or the depositary to transfer the Polyus Shares to KazakhGold should be made sufficiently in advance of the Expiration Time.

21

Back to Contents

Representations and Warranties. By completing and executing the Share Form of Acceptance, each Eligible Polyus Shareholder will be deemed to represent, warrant and agree with KazakhGold as follows:

•	It has read the Private Exchange Offer Document and acknowledges and agrees to all of the terms of the Private Exchange Offer and agrees that the acceptance of the Private Exchange Offer with respect to the Polyus Shares pursuant to the procedures described herein will constitute a binding agreement between it and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer and the Share Form of Acceptance;

•	It has full power and authority to accept the Private Exchange Offer and to sell, assign and transfer the Polyus Shares to KazakhGold with respect to which the Private Exchange Offer is accepted and that KazakhGold will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than the dividend declared at the annual general meeting of Polyus Gold held on 20 May 2011 or any dividend, the record date for the receipt of which will be prior to the Expiration Time, as set out in Section 3.4 of this Document, and the same will not be subject to any adverse claim;

•	It acknowledges and agrees that the value of one KazakhGold Level 1 GDR for the purpose of the Exchange Ratios pursuant to the Private Exchange Offer is set at USD 4.00;

•	In accepting the Private Exchange Offer, it has read and relied solely on information contained in the Prospectus, the Share Form of Acceptance and this Document;

•	It is the legal owner of the Polyus Shares and the Polyus Shares to which the Share Form of Acceptance relates are fully paid, free from any restrictions on transfer, encumbrances, rights and claims of third parties (including pledge), attachments, court, administrative, arbitration or out-of-court dispute;

•	It has full power and authority to accept and receive Level I GDRs and, if it is established, registered, located or resident in the Russian Federation, it satisfies the definition of a “qualified investor” under Russian Securities Market Law at the time it accepts the Private Exchange Offer and at the time it receives the Level I GDRs;

•	All authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus Shareholder, and any obligation of the Eligible Polyus Shareholder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus Shareholder;

•	It acknowledges and agrees that all questions as to the form of all documents and the validity (including time of receipt), of Polyus Shares accepted under the Private Exchange Offer will be determined by KazakhGold, in its sole discretion, which determination shall be final and binding;

•	It acknowledges and agrees that KazakhGold, at its sole discretion, may terminate or amend this Private Exchange Offer or may postpone the acceptance or exchange of the Polyus Shares tendered or may not be required to purchase any of the Polyus Shares to which the Share Form of Acceptance relates;

•	It waives any and all rights in respect of the Polyus Shares other than the right to receive the Level I GDRs to which it may become entitled under the Private Exchange Offer or to receive the Polyus Shares if the Private Exchange Offer is terminated by KazakhGold;

•	It has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including corporate approvals, approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any

22

Back to Contents

relevant jurisdiction and that it has not taken or omitted to take any action in breach of the terms and conditions of the Private Exchange Offer or which will or may result in KazakhGold or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer;

•	If it is a corporation or a legal entity, it is duly incorporated and existing pursuant to the legislation of the country of its incorporation, and acceptance of the Private Exchange Offer and execution of the Share Form of Acceptance does not and will not violate any provisions of its foundation documents, conflict with any agreements to which it is a party, violate any law (regulatory act) or non-normative act, resolution, order, decision or other act of any state authority, decision, order, writ or other act of a court of any jurisdiction, court of arbitration or arbitration panel applicable to it.

(ii)	Acceptance by Eligible Polyus ADS Holders

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must follow the procedures set forth in this Section 3.1(ii) and must: (A) for Polyus ADSs held through DTC, Euroclear or Clearstream, cause the Polyus ADSs to be delivered to the DTC account of the Exchange Agent, and an Agent’s Message to be transmitted, in each case to be received by the Exchange Agent prior to the Expiration Time, or (B) for Polyus ADSs held outside DTC, Euroclear or Clearstream, properly complete, sign and deliver the ADS Form of Acceptance, together with the American Depositary Receipts, if any, evidencing those Polyus ADSs and any other documents required by the ADS Form of Acceptance, to the Exchange Agent at either of the following addresses prior to the Expiration Time:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310-2053

Eligible Polyus ADS Holders who wish to accept the Private Exchange Offer with respect to Polyus ADSs that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to instruct them to accept the Private Exchange Offer on their behalf (and any such firm may establish an earlier deadline than the Expiration Time for Eligible Polyus Shareholders to act in order to instruct it to accept the Private Exchange Offer on their behalf). Eligible Polyus ADS Holders holding Polyus ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee may be charged a fee by the brokerage firm or similar nominee for processing the acceptance(s) on their behalf.

Polyus Securityholders that are established, registered, located and/or reside in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries and that are “qualified investors” under the Russian Securities Market Law, but are not explicitly listed in Article 51.2(2) of the Russian Securities Market Law, will be required to retain a Russian broker to acquire Level I GDRs on their behalf. Details of any such Russian broker must be provided in the ADS Form of Acceptance.

23

Back to Contents

Representations and Warranties. By accepting the Private Exchange Offer with respect to all or any portion of their Polyus ADSs, each Eligible Polyus ADS Holder will be deemed to represent, warrant and agree with KazakhGold as follows:

•	It irrevocably constitutes and appoints the Exchange Agent as its true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the agent of KazakhGold) with respect to such Polyus ADSs, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) transfer ownership of, such Polyus ADSs on the account books maintained by DTC or BNY Mellon in its capacity as the Polyus ADS Depositary or to surrender such Polyus ADSs to the Polyus ADS Depositary for the purpose of withdrawal of the Polyus Shares they represent and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Polyus ADSs, all in accordance with the terms and conditions of the Private Exchange Offer;

•	It has read the Private Exchange Offer Document and acknowledges and agrees to all of the terms of the Private Exchange Offer and agrees that the acceptance of the Private Exchange Offer with respect to the Polyus ADSs pursuant to the procedures described in this Document will constitute a binding agreement between it and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer and the ADS Form of Acceptance. For the purposes of the Private Exchange Offer, it understands that Polyus ADSs will be deemed to have been accepted by KazakhGold if, as and when, KazakhGold gives oral or written notice thereof to the Exchange Agent;

•	It has full power and authority to accept the Private Exchange Offer and to sell, assign and transfer the Polyus ADSs with respect to which the Private Exchange Offer is accepted and that KazakhGold will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than the dividends declared at the annual general meeting of Polyus Gold held on 20 May 2011 or any dividend, the record date for payment of which will be set prior to the Expiration Time, as set out in Section 3.4 of this Document, and the same will not be subject to any adverse claim;

•	It acknowledges and agrees that the value of one KazakhGold Level 1 GDR for the purpose of the Exchange Ratios pursuant to the Private Exchange Offer is set at USD 4.00;

•	In accepting the Private Exchange Offer, it has read and relied solely on information contained in the Prospectus, the ADS Form of Acceptance and this Document;

•	It has full power and authority to accept and receive Level I GDRs and, if it is established, registered, located or resident in the Russian Federation, it satisfies the definition of a “qualified investor” under Russian Securities Market Law at the time it accepts the Private Exchange Offer and at the time it receives the Level I GDRs;

•	All authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus ADS Holder, and any obligation of the Eligible Polyus ADS Holder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus ADS Holder;

•	It acknowledges and agrees that all questions as to the form of all documents and the validity (including time of receipt), of Polyus ADSs accepted under the Private Exchange Offer will be determined by KazakhGold, in its sole discretion, which determination shall be final and binding;

•	It acknowledges and agrees that KazakhGold, at its sole discretion, may terminate or amend this Private Exchange Offer or may postpone the acceptance or exchange of the Polyus ADSs tendered or may not be required to purchase any of

24

Back to Contents

the Polyus ADSs to which the ADS Form of Acceptance relates, in which case KazakhGold will return to it the Polyus ADSs with respect to which it has submitted the ADS Form of Acceptance, and agree and undertake that you will do all acts and things required from you to accept the Polyus ADSs so returned;

•	It waives any and all rights in respect of the Polyus ADSs other than the right to receive the Level I GDRs to which it may become entitled under the Private Exchange Offer or to receive the Polyus ADSs if the Private Exchange Offer is terminated by KazakhGold.

•	It has observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including corporate approvals, approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that it has not taken or omitted to take any action in breach of the terms of the Private Exchange Offer or which will or may result in KazakhGold or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer; and

•	If it is a corporation or a legal entity, it is duly incorporated and existing pursuant to the legislation of the jurisdiction of its incorporation, and acceptance of the Private Exchange Offer and execution of the ADS Form of Acceptance does not and will not violate any provisions of its foundation documents, conflict with any agreements to which it is a party, violate any law (regulatory act) or non-normative act, resolution, order, decision or other act of any state authority, decision, order, writ or other act of a court of any jurisdiction, court of arbitration or arbitration panel applicable to it.

If an ADS Holder is unable to give the foregoing representations, warranties, undertakings and request, the ADS Holder should contact the Exchange Agent.

By accepting the Private Exchange Offer with respect to all or any portion of their Polyus ADSs (i) in the case of Polyus ADSs held through DTC, Euroclear or Clearstream, through the transmission of an Agent’s Message in accordance with the requirements of DTC’s ATOP procedure, each Eligible Polyus ADS Holder requests that any Polyus ADSs not accepted under the Private Exchange Offer or upon termination of the Private Exchange Offer be returned to the DTC account of the applicable DTC participant or (ii) in the case of Polyus ADSs held outside DTC, Euroclear or Clearstream, through the submission of an ADS Form of Acceptance to the Exchange Agent, such Eligible Polyus ADS Holder if it holds the Polyus ADSs in uncertificated form on the register of the Polyus Depositary requests that any Polyus ADSs not accepted under the Private Exchange Offer or upon termination of the Private Exchange Offer be unblocked on the register of the Polyus ADS Depositary or, if it holds the Polyus ADSs in certificated form, that the Polyus ADS certificates be returned to him.

Please note that each of DTC, Euroclear and Clearstream will establish its own cut-off date and time for the receipt of instructions to tender Polyus ADSs, which will be earlier than the Expiration Time.

(a)	Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held through DTC, Euroclear and Clearstream

Eligible Polyus ADS Holders holding Polyus ADSs through DTC, Euroclear or Clearstream who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must transmit their acceptance through DTC’s ATOP and follow the procedure for book-entry transfer set out below. A beneficial owner who has Polyus ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such beneficial owner wishes to accept the Private Exchange Offer with respect to those Polyus ADSs held through DTC, Euroclear or Clearstream.

DTC has confirmed that the Private Exchange Offer is eligible for ATOP. Accordingly, a DTC participant whose name appears on a security position listing as the owner of Polyus ADSs must electronically transmit their acceptance of the

25

Back to Contents

Private Exchange Offer by causing DTC to transfer the Polyus ADSs to the Exchange Agent in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Exchange Agent.

The term “Agent’s Message” means a message transmitted by DTC, received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the relevant DTC participant that such participant has received and agrees to be bound by the terms and conditions of the Private Exchange Offer as set out in this Document and that KazakhGold may enforce such agreement against such participant. Polyus ADS Holders wishing to accept the Private Exchange Offer with respect to their Polyus ADSs held through DTC should note that such Polyus ADS Holders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC and in any event on, or prior to, the Expiration Time. An Agent’s Message must be transmitted to and received by the Exchange Agent at, or prior to, the Expiration Time.

(b)	Acceptance by Eligible Polyus ADS Holders with respect to Polyus ADSs held outside DTC, Euroclear and Clearstream

Eligible Polyus ADS Holders holding Polyus ADSs outside DTC, Euroclear or Clearstream who wish to accept the Private Exchange Offer with respect to all or any portion of their Polyus ADSs must properly complete, sign and deliver the ADS Form of Acceptance, together with the ADS certificates for the Polyus ADSs, if held in certificated form, and any other documents required by the ADS Form of Acceptance, to be received by the Exchange Agent prior to the Expiration Time. Any documentation required to be delivered to the Exchange Agent must be delivered to it within its normal business hours and must be received prior to the Expiration Time.

(iii)	General

Eligible Polyus Securityholders who wish to accept the Private Exchange Offer with respect to both Polyus Shares and Polyus ADSs should follow the individual procedures outlined above for each type of security.

If the Private Exchange Offer is accepted with respect to any Polyus Shares or Polyus ADSs that are owned of record by two or more joint owners, all such owners must sign the applicable Share Form of Acceptance or ADS Form of Acceptance, if any. If the Private Exchange Offer is accepted with respect to any Polyus Shares or Polyus ADSs not held through DTC, Euroclear or Clearstream and such Polyus Shares or Polyus ADSs are registered in different names, it is necessary to complete, sign and deliver a separate Share Form of Acceptance or ADS Form of Acceptance for each different registration.

Section 13(e) of the Exchange Act and Rule 14e-4 promulgated thereunder make it unlawful for any person acting alone or in concert with others, directly or indirectly, to accept securities for such person’s own account unless at the time of the acceptance and at the Expiration Time such person has a “net long position” in a number of securities that is equal to or greater than the amount accepted and will deliver or cause to be delivered such securities to us within the period specified in the Private Exchange Offer. Rule 14e-4 also provides a similar restriction applicable to the acceptance or guarantee of an acceptance on behalf of another person. An acceptance with respect to securities made pursuant to any method of delivery set forth in the Private Exchange Offer will constitute the relevant Eligible Polyus Securityholder’s acceptance of the terms and conditions of the Private Exchange Offer, as well as the relevant Eligible Polyus Securityholder’s representation and warranty to KazakhGold that (i) such Eligible Polyus Securityholder has a “net long position” in a number of securities at least equal to the securities being accepted within the meaning of Rule 14e-4, and (ii) such acceptance of securities complies with Rule 14e-4. KazakhGold’s acceptance of Polyus ADSs or Polyus Shares with respect to which the Private Exchange Offer has been accepted will constitute a binding agreement between the relevant Eligible Polyus Securityholder and KazakhGold upon the terms and subject to the

26

Back to Contents

conditions of the Private Exchange Offer, including the participating Eligible Polyus Securityholder’s representation that the Eligible Polyus Securityholder has a net long position in the Polyus Shares or Polyus ADSs, as the case may be, accepted within the meaning of Rule 14e-4 and that the request to accept such Polyus Shares or Polyus ADSs, as the case may be, complies with Rule 14e-4.

(iv)	Notice to Russian Eligible Polyus Securityholders

Eligible Polyus Securityholders that are established, registered, located or resident in the Russian Federation will be required to confirm that they satisfy the legal definition of “qualified investor” under the Russian Securities Market Law and provide the confirmatory documentation together with their Forms of Acceptance. Under Article 51.2 of the Russian Securities Market Law, a “qualified investor” includes entities specifically listed in Article 51.2(2) and entities involved in certain types of activities listed in the referenced article, as well as certain individuals and legal entities meeting financial and net worth tests that have been recognised as “qualified investors” in accordance with the procedures set forth by the FSFM.

Article 51.2(2) of the Russian Securities Market Law lists the following institutions, among others, as qualified investors: (i) brokers, dealers and managers; (ii) credit institutions; (iii) joint-stock investment funds; (iv) management companies of investment funds and non-government pension funds; (v) insurance organizations; (vi) non-governmental pension funds; (vii) certain Russian state corporations; and (viii) international organisations, including the World Bank, the International Monetary Fund, the European Central Bank, the European Investment Bank and the European Bank for Reconstruction and Development.

Article 51.2(5) of the Russian Securities Market Law and related implementing regulations provide that a legal entity may be recognized as a qualified investor by a Russian licensed broker or an asset manager if such entity satisfies any two of the following criteria:

•	such entity has a working capital of at least RUR 100 million (approximately USD 3.5 million);

•	every quarter during the previous four quarters, such entity has engaged in at least five transactions with securities or other financial instruments, the aggregate price of which was at least RUB 3.0 million (approximately USD 106,000);

•	over the previous accounting year, such entity had a turnover of at least RUB 1,000 million (approximately USD 35.6 million); and

•	over the previous accounting year, such entity’s asset value was at least RUB 2,000 million (approximately USD 71.28 million).

In addition, Article 51.2(4) of the Russian Securities Market Law and related implementing regulations provide that an individual may also be recognized as a qualified investor by a Russian licensed broker or an asset manager if such individual satisfies any two of the following criteria:

•	the individual has an investment portfolio consisting of securities and/or other financial instruments of a value greater than RUR 3 million (approximately USD 106,000);

•	the individual has been employed for at least 2 years with a Russian or foreign entity that entered into transactions in securities and/or other financial instruments with certain exceptions;

•	the individual completed at least 10 securities transactions in each quarter during the last 4 quarters, amounting to at least RUR 300,000 (approximately USD 10,600) or at least 5 securities transactions in the last 3 years, amounting to at least RUR 3 million (approximately USD 106,000)

Eligible Polyus Securityholders that are established and registered, located or resident in the Russian Federation must consult with their legal advisors to determine whether they satisfy the definition of “qualified investor” under the Russian Securities Market Law. If

27

Back to Contents

such Eligible Polyus Securityholders are not able to confirm that they meet the definition of a “qualified investor”, they will not be able to participate in the Private Exchange Offer and are required to disregard this Document and all attachments thereto.

Polyus Securityholders that are established and registered, located or resident in the Russian Federation and are qualified investors under Russian law, but which are not listed in Article 51.2(2) of the Russian Securities Market Law may only accept Level I GDRs through a Russian broker authorised to accept KazakhGold GDRs on their behalf. Subject to provisions of the Russian Securities Market Law, any subsequent transactions in Level I GDRs received pursuant to the terms of the Private Exchange Offer by Eligible Polyus Shareholders that are established and registered, located or resident in the Russian Federation and are qualified investors not listed in Article 51.2(2) of the Russian Securities Market Law may be effected only through a Russian licensed broker authorised to enter into such transactions on their behalf.

3.2	Method of delivery

THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING, WITH RESPECT TO POLYUS SHARES AND POLYUS ADSs NOT HELD THROUGH DTC, ANY ADSs ACCEPTED, ANY APPLICABLE FORM OF ACCEPTANCE, AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE ELIGIBLE POLYUS SECURITYHOLDER. ANY DOCUMENTS TO BE PROVIDED PURSUANT HERETO, WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT OR COMPUTERSHARE, AS APPROPRIATE.

3.3	Determinations of Validity

All questions as to the validity, form, eligibility (including time of receipt) and valid acceptance of Polyus Securities will be determined by KazakhGold (or the Exchange Agent on KazakhGold’s behalf), in its sole discretion, which determination shall be final and binding. KazakhGold reserves the absolute right to reject any or all acceptances determined not to be in appropriate form, invalid or incomplete or to refuse to accept any Polyus Shares and Polyus ADSs if, in the opinion of KazakhGold’s counsel, accepting such Polyus Shares or Polyus ADSs would be unlawful. KazakhGold also reserves the absolute right to waive any of the conditions of the Private Exchange Offer or any defect in any acceptance, whether generally or with respect to any particular Polyus Share(s), Polyus ADS(s) or Eligible Polyus Securityholder(s). (See also Section 11.1, “Amendments; Extension of Expiration Time; Termination”.) KazakhGold’s interpretations of the terms and conditions of the Private Exchange Offer (including the Forms of Acceptance and the instructions thereto) and this Document shall be final and binding.

NONE OF KAZAKHGOLD, POLYUS GOLD, THEIR RESPECTIVE BOARDS OF DIRECTORS, THE EXCHANGE AGENT OR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY ACCEPTANCE, AND NONE OF THEM ACCEPTS OR WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

3.4	Polyus Dividend

On 20 May 2011 Polyus Gold’s annual general shareholders’ meeting declared payment of dividends to Polyus Shareholders of approximately RUB 2.1 billion for the year ended 31 December 2010, which equates to approximately USD 76.0 million based on RUB/USD exchange rate of 28.2212 established by the Central Bank of Russia on 16 April, 2011. Considering the interim dividend payment which was declared following the results of the first six months of 2010 in the amount of RUB 8.52 per ordinary share, the total dividends declared in favour of shareholders of Polyus Gold for the year ended 31 December 2010 amount to RUB 19.77 per ordinary share, or USD 133.5 million based on RUB/USD exchange rate of 28.2212 established by the Central Bank of Russia on 16 April, 2011. The dividends will be paid out prior to 19 July 2011. Participation by Polyus Securityholders in the Private Exchange Offer and the transfer of their Polyus Securities to KazakhGold will not prevent them from receiving the dividends declared at this annual general shareholders’ meeting.

28

Back to Contents

4.	PRO-RATION

If KazakhGold receives Forms of Acceptance with respect to more than 16% of the issued Polyus Securities, Polyus Securities will be acquired by KazakhGold on a pro-rata, or proportional, basis according to the number of Polyus Securities with respect to which valid Forms of Acceptance will have been received prior to the Expiration Time (with downward adjustments where necessary to avoid the acquisition of fractional Polyus Securities). Any pro-rata allocation pursuant to the Private Exchange Offer will not differentiate between Polyus Shares or Polyus ADSs, save as shall be necessary to account for the fact that two Polyus ADSs represent one Polyus Share.

If KazakhGold receives Forms of Acceptance with respect to more than 16% of the issued Polyus Securities, the number of Polyus Securities that will be acquired by KazakhGold from each Eligible Polyus Securityholder that has properly submitted a valid Form of Acceptance prior to the Expiration Time will be calculated as follows:

Y = Z * K,

where Y represents the number of Polyus Securities that will be acquired by KazakhGold from each Eligible Polyus Securityholder, which will be downward adjusted where necessary to avoid the acquisition of fractional Polyus Securities;

Z represents the number of Polyus Securities with respect to which such Eligible Polyus Securityholder properly submitted a valid Form of Acceptance prior to the Expiration Time; and

K represents the pro-ration rate calculated pursuant to the below formula.

K =	30,500,440
X

where K represents the pro-ration rate (rounded to ten decimal places); and

X represents the total amount of Polyus Shares represented by all Polyus Securities with respect to which properly submitted valid Forms of Acceptance were received prior to the Expiration Time.

If KazakhGold receives Forms of Acceptance with respect to more than 16% of the issued Polyus Securities, the results of the pro-ration will be announced by KazakhGold in a Regulatory Information Service announcement and published on the following web-site: http:// www.kazakhgold.com as soon as reasonably practicable following the Expiration Time.

5.	RETURN OF POLYUS SECURITIES NOT ACCEPTED BY KAZAKHGOLD

If any Polyus ADSs are not accepted by KazakhGold under the Private Exchange Offer, including as a result of termination of the Private Exchange Offer by KazakhGold, and with respect to which acceptances were made through DTC, the Polyus ADSs will be released for trading in accordance with DTC’s normal procedures, promptly following the Expiration Time or termination of the Private Exchange Offer, whichever is earlier.

Polyus ADSs not held through DTC, Euroclear or Clearstream with respect to which acceptances were made outside DTC, but not accepted by KazakhGold in the Private Exchange Offer, including as a result of termination of the Private Exchange Offer by KazakhGold, will be returned to the relevant Eligible Polyus ADS Holder, if such Polyus ADSs are held in certificated form, or unblocked on the register of the Polyus ADS Depositary, if held in uncertificated form.

Any Polyus Shares not accepted in the course of the Private Exchange Offer, including as a result of termination of the Private Exchange Offer by KazakhGold, will be returned to the relevant Eligible Polyus Shareholder’s personal account with Computershare or depo account with the depositary, as applicable. In such case, KazakhGold will notify the relevant Polyus Securityholder that it is returning the relevant Polyus Shares to it as well as of the number of Polyus Shares so returned, and the Polyus Shareholders, which have depo accounts with Russian depositaries undertake and warrant that they will deliver the relevant depositary instruction to the depositary to accept the Polyus Shares returned to them and will effect all other actions required from them to accept Polyus Shares which are returned to them pursuant to the terms of the Private Exchange Offer.

29

Back to Contents

6.	KAZAKHGOLD LEVEL I GDRs

The Level I GDRs being offered in the Private Exchange Offer represent one ordinary share of KazakhGold each and are expected to be admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange on or about 25 July 2011. In addition, the existing Rule 144A and Regulation S GDRs trade on the London Stock Exchange under the symbol “KZG”.

7.	SETTLEMENT AND TRANSFER OF KAZAKHGOLD GDRs

Promptly after the announcement by KazakhGold that the conditions of the Private Exchange Offer have been met and provided that KazakhGold receives a confirmation from the UKLA and London Stock Exchange that the Level I GDRs will be admitted to the Standard Listing segment of the Official List and to trading on the London Stock Exchange, KazakhGold will issue and deliver to the custodian for BNY Mellon the number of ordinary shares required to create the number of Level I GDRs that are deliverable to Polyus Securityholders that validly accepted the Private Exchange Offer. BNY Mellon, as depositary for the KazakhGold ADS program, will then issue all of the Level I GDRs deliverable under the Private Exchange Offer to KazakhGold. KazakhGold will then deliver, or cause to be delivered, such Level I GDRs to the Exchange Agent.

Upon receipt of those Level I GDRs, the Exchange Agent will effect the delivery of the relevant number of Level I GDRs to the former Polyus Securityholders entitled to them. The Exchange Agent will deliver Level I GDRs to DTC, Euroclear or Clearstream, as applicable, for distribution by DTC, Euroclear or Clearstream, as applicable, to the former Polyus ADS Holders that delivered a valid acceptance through DTC and the Polyus Shareholders that requested delivery in DTC, Euroclear or Clearstream, as applicable.

The Exchange Agent will transfer Level I GDRs to the former Polyus ADS Holders that accepted the Private Exchange Offer with respect to their Polyus ADSs held outside DTC and to the Eligible Polyus Shareholders that accepted the Private Exchange Offer with respect to their Polyus Shares.

8.	FRACTIONAL ENTITLEMENTS

No fractional Level I GDRs will be distributed under this Private Exchange Offer. The number of Level I GDRs, to which Polyus Securityholders will become entitled as a result of the Private Exchange Offer, will be rounded down to the nearest whole number.

9.	MARKET PRICES

Neither KazakhGold nor Polyus Gold, nor their respective directors or members of senior management, can predict how or whether the Private Exchange Offer, or any other related actions taken by the respective companies’ board of directors, individual directors or members of senior management, will affect the market prices of KazakhGold GDRs, Polyus Shares or Polyus ADSs. The market prices of KazakhGold GDRs, Polyus Shares and Polyus ADSs are also determined by, amongst other things, the relative demand for and supply of KazakhGold GDRs and Polyus Securities in the markets, the business performance of KazakhGold and Polyus Gold and their subsidiaries and affiliates, as well as that of their competitors, any dividend payments paid, investor perception of the overall attractiveness of an investment in KazakhGold or Polyus Gold as compared with other investment alternatives, changes in gold prices and the relative performance of the RTS, MICEX, the London Stock Exchange and other emerging markets. Although market price movements of the Polyus Shares and Polyus ADSs are often similar, the market price of each may differ, and often does, depending on various factors.

10.	CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CIVIL LIABILITIES

The Private Exchange Offer has not been and will not be registered under the Securities Act and applicable U.S. state securities laws or the securities laws of the Russian Federation or in any other jurisdiction. Neither the FSFM, the SEC nor any other national, state or local securities commission has approved or disapproved of the Private Exchange Offer, passed upon the merits of the Private Exchange Offer or passed upon the accuracy or adequacy of this Information Statements or any document referenced to herein. Any representation to the contrary may be a criminal offense under U.S. law. Participating Eligible Polyus Securityholders are urged to consult their own legal and tax advisors regarding possible legal requirements as well as possible tax consequences of participating in the Private Exchange Offer in their particular circumstances.

30

Back to Contents

A Prospectus relating to KazakhGold has been prepared in accordance with the Prospectus Rules of the UKLA and has been approved as such by the FSA in accordance with Section 85 of the FSMA. A copy of the Prospectus has been filed with the FSA and has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules of the UKLA.

KazakhGold is not aware of any approval or action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required to effect the Private Exchange Offer other than those disclosed in this Document. Should any such approval or other action be required, KazakhGold presently cannot determine whether such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to KazakhGold’s or Polyus Gold’s respective businesses. KazakhGold’s obligations under the Private Exchange Offer to exchange Level I GDRs for Polyus Shares and Polyus ADSs are subject to the conditions described in Section 2, “Conditions of the Private Exchange Offer”.

By accepting the Private Exchange Offer in accordance with the procedures described herein, Eligible Polyus Securityholders further authorise KazakhGold to supply information regarding their acceptances of the Private Exchange Offer and the Private Exchange Offer as required by Kazakh or other applicable law or otherwise requested by governmental or regulatory authorities.

The enforcement by Eligible Polyus Securityholders of civil liabilities under U.S. securities laws may be adversely affected by the fact that KazakhGold is a company organised under the laws of Jersey and Polyus Gold is a Russian open joint stock company, and that the majority of the directors and members of senior management of each company are residents of countries other than the United States and substantially all of the assets of each company are located outside of the United States, and, with respect to Polyus Gold, principally in Russia. As a result, it may not be possible for Eligible Polyus Securityholders:

•	to effect service of process within the United States upon any of the directors or members of senior management of KazakhGold or Polyus Gold; or

•	to enforce in the United States court judgments against KazakhGold or Polyus Gold, or any of their respective directors or members of senior management, in any action, including actions under the civil liability provisions of federal securities laws of the United States, obtained in courts of the United States.

In addition, it may be difficult for Eligible Polyus Securityholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon U.S. securities laws.

If any judgment of a superior court in England and Wales, Scotland, Northern Ireland, the Isle of Man or Guernsey was rendered against KazakhGold or Polyus Gold, such judgment would be recognised and enforced in Jersey without re-litigation on the merits subject to the provisions of the Judgments (Reciprocal Enforcement) (Jersey) Law 1960, and all regulations, rules or orders made thereunder. A judgment of a court in any other jurisdiction is not directly enforceable in Jersey.

Judgments rendered by a court in any jurisdiction outside of Russia will generally be recognized by courts in Russia only if an international treaty providing for recognition and enforcement of judgments in civil cases exists between Russia and the country where the judgment is rendered and/or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. There is no treaty between the United States and Russia providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters, and no relevant federal law on enforcement of foreign court judgments has been adopted in Russia.

11.	ADDITIONAL INFORMATION

11.1	Amendments; Extension of Expiration Time; Termination

KazakhGold expressly reserves the right, in its sole discretion, at any time to: (a) extend the period during which the Private Exchange Offer is open for acceptances; (b) terminate the Private Exchange Offer and not accept for exchange any Polyus Shares or Polyus ADSs for any reason, including if any of the conditions referred to in Section 2, “Conditions of the Private Exchange Offer”, have not been satisfied or upon the occurrence and during the continuance of any of the events specified in Section 2, “Conditions of the Private Exchange

31

Back to Contents

Offer”; and (c) waive any condition or amend the Private Exchange Offer in any respect, in each case by giving oral or written notice of any such extension, termination, waiver or amendment to the Exchange Agent.

Any such extension, termination, waiver or amendment will be followed as promptly as practicable by KazakhGold announcing through a Regulatory Information Service the extension, termination or amendment, such announcement, in the case of an extension, to be made no later than 9:00 a.m., New York City time, on the U.S. Business Day after the day on which the Private Exchange Offer was scheduled to expire. Notwithstanding the foregoing, KazakhGold will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing the announcement and publishing it on the following website: http://www.kazakhgold.com.

11.2	Fees and Expenses

Other than as described below, no fees will be paid to brokers, dealers or others by either KazakhGold or Polyus Gold in connection with the Private Exchange Offer. KazakhGold is paying the costs of printing and mailing materials to Eligible Polyus Securityholders, certain legal and filing fees and the fees and expenses of the Information Agent, the Exchange Agent and Computershare. KazakhGold will also cover the cost of re-registration of Polyus Shares in the Register with respect to the Private Exchange Offer, including with respect to the return of Polyus Shares if the Private Exchange Offer fails to become unconditional or is otherwise terminated. However, brokers, dealers or other persons may charge shareholders a fee for soliciting acceptances with respect to Polyus Shares and/or Polyus ADSs pursuant to the Private Exchange Offer. Eligible Polyus Securityholders will pay all share transfer taxes, if any, with respect to the transfer and acceptance of the Private Exchange Offer with respect to their Polyus Shares and Polyus ADSs. Any fees charged by Russian depositaries shall be borne by the accepting Polyus Shareholders.

11.3	Information Agent and Exchange Agent

KazakhGold has retained BNY Mellon Shareowner Services to act as Information Agent and BNY Mellon, acting through BNY Mellon Shareowner Services, as Exchange Agent for the Private Exchange Offer. BNY Mellon Shareowner Services will receive reasonable and customary compensation for its services as Information Agent and Exchange Agent and will be reimbursed by KazakhGold for certain out-of-pocket expenses.

11.4	Computershare

KazakhGold has entered into a services agreement with Computershare to facilitate the process of accepting the Private Exchange Offer with respect to Polyus Shares, and Eligible Polyus Shareholders accepting the Private Exchange Offer with respect to Polyus Shares will be required to provide originals of their Forms of Acceptance and underlying documents to Computershare. Computershare will receive reasonable and customary compensation related to a private exchange offer of this nature and will be reimbursed by KazakhGold for certain out-of-pocket expenses and share registrar fees charged on transfers of Polyus Shares held by Eligible Polyus Shareholders directly with Computershare.

11.5	Governing Law

The Private Exchange Offer, and the agreements made in accordance herewith, shall be governed by English law.

11.6	Further Information

Questions and requests for assistance in connection with the Private Exchange Offer may be directed to the Information Agent at its address and telephone number set forth on the back page of this Document. Questions and requests for assistance in connection with the Share Forms of Acceptance may also be directed to Computershare at its address and telephone number set forth on the back page of this Document.

The Prospectus may be downloaded from KazakhGold’s website at: http://www.kazakhgold.com/, and will be made available at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturday, Sundays and public holidays excepted) before the Expiration Time.

32

Back to Contents

KazakhGold files annual reports and other information with the London Stock Exchange and any information that KazakhGold subsequently files with the London Stock Exchange will automatically update and supersede prior filed information in the respective company’s filings.

The public may read and copy reports or other information that KazakhGold files with the London Stock Exchange to the extent it is required to be made public pursuant to rules and guidance made by the FSA under the FSMA. Certain of such filings are available to the public on the KazakhGold website at http://www.kazakhgold.com. The KazakhGold website is included in this Document as an inactive textual reference only. The information contained on KazakhGold’s website is not incorporated by reference into the Private Exchange Offer and should not be considered to be part of the Private Exchange Offer. KazakhGold is exempt from the registration requirements of the U.S. Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) thereunder and publishes certain required information in English in this respect on its internet website or through an electronic information delivery system generally available to the public in its primary trading market.

Polyus Gold files annual and quarterly reports and other information with the FSFM and any information that Polyus Gold subsequently files with the FSFM will automatically update and supersede prior filed information in the respective company’s filings. Polyus Gold is exempt from the registration requirements of the U.S. Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) thereunder and publishes certain required information in English in this respect on its internet website or through an electronic information delivery system generally available to the public in its primary trading market.

The public may read and copy reports or other information that Polyus Gold files with the FSFM to the extent it is required to be made public pursuant to Russian Law. Such filings are available to the public on the Polyus Gold website at: http://www.polyusgold.com. The Polyus Gold website is included in this Document as an inactive textual reference only. The information contained on the Polyus Gold website is not incorporated by reference into the Private Exchange Offer and should not be considered to be part of the Private Exchange Offer.

This Document, the Prospectus and any announcements with respect to the Private Exchange Offer and contacts of the Information Agent and KazakhGold are and will be made available at: http://www.kazakhgold.com.

If you are an Eligible Polyus ADS Holder accepting the Private Exchange Offer with respect to Polyus ADSs held outside of DTC, Euroclear or Clearstream, you must forward your ADS Form of Acceptance and any other required documentation, to the Exchange Agent at:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310-2053

33

Back to Contents

If you are an Eligible Polyus Shareholder accepting the Private Exchange Offer with respect to Polyus Shares, you must deliver your Form of Acceptance and any other required documentation to Computershare at:

Closed Joint-Stock Company “Computershare Registrar”
8, Ul. Ivana Franko, Moscow, 121108, Russia
Tel: +7 (495) 926-81-60
Fax: +7 (495) 926-81-78

For information and documentation regarding the Private Exchange Offer, including any required Forms of Acceptance, please contact:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310-2053

From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201-680-6579 (Collect)

KAZAKHGOLD GROUP LIMITED

24 June 2011

34

Back to Contents

imprima — C105096

36

PLEASE CAREFULLY READ THE INSTRUCTIONS SET OUT HEREIN BEFORE COMPLETING AND SUBMITTING THIS ADS FORM OF ACCEPTANCE
This document should be read in conjunction with the Private Exchange Offer Document dated 24 June 2011, as may be amended from time to time, (the ‘‘Private Exchange Offer Document’’), which, together with this American Depositary Share Form of Acceptance (the ‘‘ADS Form of Acceptance’’) and the Share Form of Acceptance (the ‘‘Share Form of Acceptance’’), and any amendments or supplements thereto, contain the terms and conditions of the private exchange offer (together with any amendments or supplements thereto, the ‘‘Private Exchange Offer’’). Terms without definition herein shall have the meanings assigned to them in the Private Exchange Offer Document. All terms and conditions contained in the Private Exchange Offer Document applicable to Polyus ADSs are deemed to be incorporated in, and form part of, this ADS Form of Acceptance (including with respect to the procedures for submitting this ADS Form of Acceptance and transferring the relevant Polyus ADSs to KazakhGold).

ADS FORM OF ACCEPTANCE

to accept the Private Exchange Offer with respect to Level I American Depositary
Shares of Polyus Gold (CUSIP: 678129107; ISIN: US6781291074 and CFI:
EMXUFR) (the ‘‘Polyus ADSs’’) held outside DTC, Clearstream or Euroclear

Private Exchange Offer

by

KAZAKHGOLD GROUP LIMITED (incorporated and registered in Jersey under company number 91264)

to acquire 16% of the issued and outstanding share capital (whether in the form of Polyus Shares or in the form of Polyus ADSs) of OJSC POLYUS GOLD
(incorporated and registered in the Russian Federation under Main State Registration Number (OGRN) 1068400002990)

based on the following exchange ratios:

for each Polyus Share	17.14 Level I GDRs
for each Polyus ADS*	8.57 Level I GDRs
*Every two Polyus ADSs represent one Polyus Share
In determining these exchange ratios, the Board of KazakhGold took into account, among other things, the relative financial position of Polyus Gold and KazakhGold, Polyus Gold’s operational outlook, and the consideration payable by AltynGroup for the KazakhGold Operating Subsidiaries.

The exchange ratios were arrived at based on the following assumed values:
• each Polyus Share and every two Polyus ADSs of approximately USD 68.56;
• each Level I GDR of approximately USD 4.00;

The Private Exchange Offer will expire at 5:00 p.m., New York City time, on 18 July 2011, unless KazakhGold, in its sole discretion, extends the period in which the Private Exchange Offer remains open for acceptances.

NO GUARANTEED DELIVERY & NO WITHDRAWAL RIGHTS

Duly completed ADS Forms of Acceptance, as well as any documents required to be delivered together with this ADS Form of Acceptance, must be received by BNY Mellon Shareowner Services (‘‘BNYM’’) in its capacity as Exchange Agent during its normal business hours at the addresses indicated in this ADS Form of Acceptance prior to the Expiration Time as described in this ADS Form of Acceptance. Please note that each of DTC, Euroclear and Clearstream will establish its own cut-off date and time for the submission of instructions by holders holding Polyus ADS Holders in its system and wishing to participate in the Private Exchange Offer, which will be earlier than the Expiration Time.

This ADS Form of Acceptance is to be used only by Eligible Polyus ADS Holders holding Polyus ADSs outside DTC, Clearstream or Euroclear and wishing to participate in the Private Exchange Offer. Note: Prior to completing and submitting the ADS Form of Acceptance, along with all other required documents to the Exchange Agent, please read the attached instructions and the Private Exchange Offer Document carefully. KazakhGold or its agents, reserve the right to treat as valid, in whole or in part, any ADS Form of Acceptance which is incorrectly completed or that is incomplete.

ACTIONS TO BE TAKEN

1.	In order for the ADS Form of Acceptance to constitute a valid acceptance of the Private Exchange Offer by an Eligible Polyus ADS Holder holding Polyus ADSs outside DTC, Clearstream or Euroclear, the properly completed and duly executed original hard copy of the ADS Form of Acceptance, together with the ADRs evidencing the Polyus ADSs with respect to which the Private Exchange Offer is accepted, if applicable, and all other attachments required to be attached thereto must be received by the Exchange Agent at either of the following addresses by no later than 5:00 p.m. New York City time, on 18 July 2011 unless the Private Exchange Offer is extended or earlier terminated:

By Mail:
BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901
By Hand or Overnight Courier:
BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310-2053

2.	The ADS Form of Acceptance may be submitted either (i) by Eligible Polyus ADS Holders directly or (ii) by their broker, bank, custodian or other nominee duly authorised to act on their behalf, but must be signed by the registered holder of the Polyus ADSs.
3.	If you hold Polyus ADSs in certificated form, the ADRs evidencing the Polyus ADSs must accompany this ADS Form of Acceptance.
4.	If the Private Exchange Offer is accepted with respect to Polyus ADSs that are not held through DTC, Clearstream or Euroclear and owned of record by two or more joint owners, all such owners must sign the ADS Form of Acceptance.
5.	The instructions included with this ADS Form of Acceptance must be followed. Questions and requests for assistance or for additional copies of the Private Exchange Offer Document and this ADS Form of Acceptance may be directed to BNY Mellon Shareowner Services at the address and telephone numbers indicated below.
6.	Eligible Polyus ADS Holders established, resident, registered or located in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries must:
Confirm that they fall within the definition of ‘‘qualified investor’’ under Article 51.2 of the Russian Securities Market Law and provide confirmatory documents to the Exchange Agent together with their executed ADS Form of Acceptance.
The following documents must be provided to confirm the status of ‘‘qualified investor’’ under the Russian Securities Market Law:
	a.	with respect to legal entities that are ‘‘qualified investors’’ specifically listed in Article 51.2(2) of the Russian Securities Market Law (including, among others, brokers, dealers and managers; credit institutions; joint-stock investment funds; management companies of investment funds and non-governmental pension funds; insurance organizations; non-governmental pension funds; certain Russian state corporations):
		i.	extract from the Unified State Register of Legal Entities (of the Russian Federation) with respect to such Eligible Polyus ADS Holder as at the most recent date as reasonably possible (original copy); and
		ii.	notarised copy of the license issued to such Eligible Polyus ADS Holder pursuant to the Russian Securities Market Law or other applicable Russian laws to engage in the relevant types of activities listed in Article 51.2(2) of the Russian Securities Market Law if such activities require a license under the applicable Russian laws;
	b.	with respect to individuals, legal entities that are recognised as ‘‘qualified investors’’ pursuant to the Russian Securities Market Law and in accordance with the applicable FSFM regulations:
		i.	extract from the register of persons and entities recognized as ‘‘qualified investors’’ at least with respect to depositary receipts issued by the broker, manager, or other persons authorised to hold such registers pursuant to the Russian Law as at the most recent date as reasonably possible (original copy).
Please note that ‘‘qualified investors’’ not listed in Article 51.2(2) of the Russian Securities Market Law may only accept the Level I GDRs through a licensed Russian broker authorised to accept the Level I GDRs on their behalf. Details of such Russian broker must be provided in the ADS Form of Acceptance. Notarised copy of a license issued to such broker must be attached to this ADS Form of Acceptance.
Please note that subject to the provisions of the Russian Securities Market Law any subsequent transactions in Level I GDRs received pursuant to the terms of the Private Exchange Offer by Eligible Polyus ADS Holders that are established and registered, resident or located in the Russian Federation and are ‘‘qualified investors’’ not listed in Article 51.2(2) of the Russian Securities Market Law may be effected only through a licensed Russian broker authorised to enter into such transactions on their behalf.
7.	Unless otherwise indicated in Box 1 on this ADS Form of Acceptance, you will be deemed to accept the Private Exchange Offer with respect to all the Polyus ADSs evidenced by the surrendered ADRs or with respect to all the Polyus ADSs registered in your name on an uncertificated basis, as applicable. If you indicate that you accept the Private Exchange Offer with respect to a number of Polyus ADSs less than all the Polyus ADSs held by you, an ADR evidencing the unexchanged Polyus ADSs will be returned to you or the unexchanged Polyus ADSs will be unblocked on the register of the Polyus Depositary, as applicable, after the Expiration Date or termination of the Private Exchange Offer.
8.	Any ADS Form of Acceptance appearing to KazakhGold or its agents, to have been submitted from Canada, Australia, Japan or from a jurisdiction under the laws of which you are not permitted to participate in the Private Exchange Offer, or, with respect to Russian Federation, from an individual or an entity not falling within the definition of ‘‘qualified investors’’ under the Russian Securities Market Law may be rejected as invalid. KazakhGold, or its respective agents, reserve the right to treat as valid, in whole or in part, any ADS Form of Acceptance which is incorrectly completed or that is incomplete.
9.	Questions and requests for assistance in connection with accepting the Private Exchange Offer and the relevant acceptance procedures should be directed to the BNY Mellon Shareholder Services acting as Information Agent at the address and telephone number set forth below:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901
From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201-680-6579 (Collect)

2

INSTRUCTIONS ON HOW TO COMPLETE THIS FORM OF ACCEPTANCE

Instruction	Description of Polyus Gold ADSs Tendered 1
1	If you wish to accept the Private Exchange Offer, please fill in Box 1 and provide the name(s) and address(es) of the registered Polyus ADS Holder(s) exactly as they appear on the Polyus ADR, and provide details of the number of Polyus ADSs and Polyus ADRs held by each registered Polyus ADS Holder. Please use continuous page(s) if necessary to be enclosed with the ADS Form of Acceptance. Thente Box 2, Boxes 3-6 (if applicable), and then sign Box 7 in accordance with the instructions set out in section 7, which will constitute your acceptance of the Private Exchange Offer.

If you hold Polyus ADSs in certificated form and if any ADR has been lost, destroyed or stolen, the holder thereof should promptly notify the Exchange Agent immediately. The holder will then be instructed as to the steps that must be taken. The ADS Form of Acceptance and related documents cannot be processed until the required steps have been followed.

Instruction 2	Eligible Polyus ADS Holders resident or incorporated or located in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries

If you are resident or registered or located in the Russian Federation, please insert ‘YES’ in Box 2 and proceed to Box 4. If you are NOT resident or registered or located in the Russian Federation, please insert ‘NO’ in Box 2 and proceed to section 6. Please note that if you leave Box 2 blank, your ADS Form of Acceptance may be considered invalid.

Instruction	Status of ‘‘qualified investor’’ under the Russian Securities Market Law
3
Eligible Polyus ADS Holders that (i) are established or registered, resident or located in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries and (ii) ticked Box 2 must confirm that they fall within the definition of ‘‘qualified investor’’ under Article 51.2 of the Russian Securities Market Law and provide confirmatory documents to the Exchange Agent together with the executed ADS Form of Acceptance.
The following documents must be provided to confirm the status of ‘‘qualified investor’’ under Russian Securities Market Law:
	a.	with respect to legal entities that are ‘‘qualified investors’’ specifically listed in Article 51.2(2) of the Russian Securities Market Law (including, among others, brokers, dealers and managers; credit institutions; joint-stock investment funds; management companies of investment funds and nongovernment pension funds; insurance organizations; nongovernmental pension funds; certain Russian state corporations):
		i.	extract from the Unified State Register of Legal Entities (of the Russian Federation) with respect to such Eligible Polyus Shareholder as at the most recent date as reasonably possible (original copy); and
		ii.	notarised copy of the license issued to such Eligible Polyus ADS Holder pursuant to the Russian Securities Market Law or other Russian laws to engage in the relevant types of activities listed in Article 51.2(2) of the Russian Securities Market Law if such activities require a license under Russian law;
	b.	with respect to individuals and legal entities that are recognised as ‘‘qualified investors’’ pursuant to the Russian Securities Market Law and in accordance with the applicable FSFM regulations:
		i.	extract from the register of persons and entities recognised as ‘‘qualified investors’’ at least with respect to depositary receipts issued by the broker, manager or other persons authorised to hold such registers pursuant to Russian Law as at the most recent date as reasonably possible (original copy).
Please note that ‘‘qualified investors’’ not listed in Article 51.2(2) of the Russian Securities Market Law may only accept the Level I GDRs through a Russian broker authorised to accept the Level I GDRs on their behalf. Details of such Russian broker must be provided in the ADS Form of Acceptance. Please see instructions in section 4 below.

Instruction	Details of Russian broker
4
If you are an Eligible Polyus ADS Holder that is established or registered, resident or located in the Russian Federation and you are a ‘‘qualified investor’’ under Article 51.2 of the Russian Securities Market Law, but you are not one of the entities specifically listed in Article 51.2(2) of the Russian Securities Market Law, you may only accept the Level I GDRs through a Russian licensed broker authorised to accept the Level I GDRs on your behalf. Please provide in Box 4 full details of such broker, which must include:
	—	full name, including organisational form;
	—	full registered office address;
	—	OGRN number; and
	—	umber, issuing authority, date of issuance and date of validity of the broker’s licence, and enclose to your ADS Form of Acceptance a notarised Copy of the Broker’s licence.
Please also provide in Box 4 the full details of the account registered in the name of such broker, its broker or custodian to which the Level I GDRs must be delivered upon completion of the Private Exchange Offer.
Please note that the details of the account provided must correspond with details provided in Section 1.

Instruction	Representation and warranties
5
If you are unable to give the warranties and representation required by Section 3.1(ii) of the Private Exchange Offer Document, you must insert ‘‘NO’’ in Box 5 and contact the Exchange Agent. Otherwise, please leave Box 5 blank.

Instruction	Special Payment Instructions
6
To be completed only if the Level I GDRs or the tendered, but not accepted Polyus ADSs are to be issued to someone other than the registered Eligible Polyus ADS Holder(s) indicated in Box 1 of this ADS Form of Acceptance.
Please provide the name and address of the broker, bank, custodian or other nominee duly authorised to act on your behalf in Box 6.

Instruction	Signatures
7	No signature guarantee is required on this ADS Form of Acceptance if (a) this ADS Form of Acceptance is signed by the registered Eligible Polyus ADS Holder(s) of ADSs surrendered herewith, unless such registered holder(s) has completed Section 6 entitled ‘‘Special Payment Instructions’’ on this ADS Form of Acceptance or (b) such ADSs are surrendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an ‘‘Eligible Institution’’). In all other cases, all signatures on this ADS Form of Acceptance must be Medallion guaranteed by an Eligible Institution. If you wish to accept the Private Exchange Offer, you must sign Box 7. If any of the Polyus ADSs surrendered hereby are held of record by two or more joint owners, all such owners must sign this ADS Form of Acceptance.

If this ADS Form of Acceptance is signed by the registered Eligible Polyus ADS Holder(s) of Polyus ADSs surrendered hereby, the signature(s) must correspond with the name(s) as written on the face of the ADR(s) without alteration, enlargement or any change whatsoever.
If this ADS Form of Acceptance is signed by a person other than the registered securityholder(s) appearing on the ADR(s), then the ADRs must be endorsed or accompanied by an appropriate stock power, signed by the holder whose name appears on the ADRs. If this ADS Form of Acceptance or any ADRs or power of attorney are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to KazakhGold of the authority of such person so to act must be submitted.
This ADS Form of Acceptance should not be signed in Canada, Australia, Japan or by persons or entities incorporated or located in the Russian Federation, which are not ‘‘qualified investors’’ under the Russian Securities Market Law, or any other jurisdiction under the laws of which you are not permitted to participate in the Private Exchange Offer.

3

PLEASE COMPLETE IN BLOCK CAPITALS, AS EXPLAINED ON PAGES 3 AND 4

The provisions of the Private Exchange Offer Document are deemed to be incorporated in and form part of this ADS Form of Acceptance.

Section	Box 1
1
	Name(s) and Address(es) of Registered Holder(s)	Certificate(s) and ADSs Tendered
Number of Ads
formerly
	ADR(s)	represented by
	number(s)	Certificate(s)

Total number of ADSs

Please note that if no number (other than ‘NIL’ or ‘0’), or a number greater than the number of Polyus ADSs evidenced by the ADRs or registered on the register of the Polyus ADS Depositary, is written in Box 1 and you have signed Box 7, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus ADSs evidenced by the ADRs or registered on the register of the Polyus ADS Depositary, as applicable.
If a number, which is less than the number of Polyus Shares evidenced by the ADRs or registered on the register of the Polyus ADS Depositary as applicable, is written in Box 1 and you have signed Box 7, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus ADSs written in Box 1.
Please note that acceptances of the Private Exchange Offer are irrevocable.

Section

Eligible Polyus ADS Holders established, resident or incorporated or located in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries
If you are NOT an Eligible Polyus ADS Holder established, resident or incorporated or located in the Russian Federation or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries, please insert ‘NO’ in Box 2 and proceed directly to Section 5.
If you are an Eligible Polyus ADS Holder established, resident or incorporated or located in the Russian Federation or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on their depo accounts opened with Russian licensed depositaries, please insert ‘YES’ in Box 2 and proceed to Section 3. Please note that if you leave Box 2 blank, your ADS Form of Acceptance can be treated as invalid.

2

Box 2

Section	Status of ‘‘qualified investor’’ under the Russian Securities Market Law
3

If you have answered ‘NO’ in Box 2, please ignore Sections 3 and 4 and proceed to Section 5. If you have answered ‘YES’ in Box 2, and you are (i) an Eligible Polyus ADS Holder established, resident or incorporated or located in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on your depo account opened with a Russian licensed depositary, and (ii) you are a ‘‘qualified investor’’ explicitly listed in Article 51.2. (2) of the Russian Securities Market Law, please insert ‘YES’ and describe the type(s) of activity you perform as explicitly listed in Article 51(2) of the Russian Securities Market Law in Box 3a. Please enclose with your ADS Form of Acceptance notarised copies of the relevant documents listed in Instruction 3a, ignore Section 4 and proceed to Section 5.
If you have answered ‘YES’ in Box 2, and you are (i) an Eligible Polyus ADS Holder established, resident or incorporated or located in the Russian Federation and/or receiving the Private Exchange Offer Document and this ADS Form of Acceptance in the Russian Federation and/or receiving Level I GDRs on your depo account opened with a Russian licensed depositary and (ii) you are recognised as a ‘‘qualified investor’’ by a broker, a manager, a management company of an investment fund, please insert ‘YES’ in Box 3b. Please enclose with your ADS Form of Acceptance notarised copies of the relevant documents listed in Instruction 3b, and proceed to Section 4.
Please note that if you have answered ‘YES’ in Box 2 and left both Box 3a and Box 3b blank, your ADS Form of Acceptance may be treated as invalid.

Box 3a

Box 3b

Section	Details of a Russian broker
4

If you have completed Box 3a, please ignore Section 4 and proceed to Section 5.
If you have completed Box 3b, you may only accept the Level I GDRs through a Russian licensed broker authorised to accept the Level I GDRs on your behalf. Please provide the full details of your broker described in Instruction 4 in Box 4 and enclose to your ADS Form of Acceptance a

4

notarised copy of the Broker’s licence. Please also provide the full details of the account registered in the name of such broker, its broker or custodian to which the Level I GDRs must be delivered upon completion of the Private Exchange Offer in Box 4. When you have completed Box 4, please proceed to Section 5.

Box 4
Broker details:

Account details:

Section	Representations and warranties
5

If you are unable to give the warranties and representations required by Section 3.1(ii) of the Private Exchange Offer Document, insert ‘NO’ in Box 5 and proceed to Section 6. Otherwise, please leave Box 5 blank and proceed to Section 6.
Please note that if you leave Box 5 blank, you will be deemed to have agreed to the warranties and representation referred to thereof.

Box 5

Section	Special Payment Instructions
6
To be completed ONLY if the Level I GDRs, or the tendered, but not accepted Polyus ADSs, are to be issued in the name of someone other than the undersigned. Issue GDS(s) to:
Name:
(Please print)
Address:
(Include Zip Code)

Taxpayer Identification or Social Security Number (see Form W-9)

Section	By executing this ADS Form of Acceptance you hereby:
7

(i)	acknowledge that you have received, read and relied solely upon the Private Exchange Offer Document, the Prospectus, and this ADS Form of Acceptance and agree to the terms of the Private Exchange Offer;
(ii)	represent and warrant that you have good title to, and are irrevocably and unconditionally entitled to dispose of, the Polyus ADSs and that you give the representations and warranties listed in Section 3.1(ii) of the Private Exchange Offer Document;
(iii)	irrevocably constitute and appoint the Exchange Agent as your true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the agent of KazakhGold) with respect to such Polyus ADSs, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) transfer ownership of, such Polyus ADSs on the account books maintained by DTC or BNY Mellon in its capacity as the Polyus ADS Depositary or to surrender such Polyus ADSs to the Polyus ADS Depositary for the purpose of withdrawal of the Polyus Shares they represent and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Polyus ADSs, all in accordance with the terms and conditions of the Private Exchange Offer;
(iv)	acknowledge and agree that the acceptance of the Private Exchange Offer with respect to the Polyus ADSs pursuant to the procedures described in the Private Exchange Offer will constitute a binding agreement between you and KazakhGold upon the terms and subject to the conditions of the Private Exchange Offer and the ADS Form of Acceptance. For the purposes of the Private Exchange Offer, you understand that Polyus ADSs will be deemed to have been accepted by KazakhGold if, as and when, KazakhGold gives oral or written notice thereof to the Exchange Agent;
(v)	represent and warrant that you have full power and authority under applicable law to accept the Private Exchange Offer and to sell, assign and transfer the Polyus ADSs to which this ADS Form of Acceptance relates, and that KazakhGold will acquire good, marketable and unencumbered title to the Polyus ADSs, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than the dividends declared at the annual general meeting of Polyus Gold held on 20 May 2011 or any dividend, the record date for receipt of which will be prior to the Expiration Time as set out in Section 3.4 of the Private Exchange Offer Document, and the same will not be subject to any adverse claim;
(vi)	confirm that by this ADS Form of Acceptance and attachments thereto you have agreed to the transfer of the Polyus ADSs with respect to which you accept the Private Exchange Offer to KazakhGold;
(vii)	acknowledge and agree that the value of one KazakhGold Level I GDR for the purpose of the Exchange Ratios pursuant to the Private Exchange Offer is set at USD 4.00;
(viii)	acknowledge and agree that KazakhGold may, at its sole discretion, terminate or amend this Private Exchange Offer or may postpone the acceptance or exchange of the Polyus ADSs tendered or may not be required to purchase any of the Polyus ADSs to which the ADS Form of Acceptance relates in which case KazakhGold will return to you the Polyus ADSs with respect to which you are submitting this ADS Form of Acceptance, and agree and undertake that you will do all acts and things required from you to accept the Polyus ADSs so returned;
(ix)	waive any and all rights in respect of the Polyus ADSs other than the right to receive the Level I GDRs to which you may become entitled under the Private Exchange Offer or to receive the Polyus ADSs if the Private Exchange Offer is terminated by KazakhGold;
(x)	request that any Polyus ADSs not accepted under the Private Exchange Offer be returned to your name as it appears on the register of the Polyus ADS Depositary or on the relevant ADRs evidencing Polyus ADSs;
(xi)	represent and warrant that you have full power and authority to accept and receive Level I GDRs and, if you are established, registered, located or resident in the Russian Federation, you satisfy the definition of a ‘‘qualified investor’’ under Russian Securities Market Law at the time you accept the Private Exchange Offer and at the time you receive the Level I GDRs;
(xii)	all authority conferred or agreed to be conferred shall not be affected by, and shall survive, the death or incapacity of the Eligible Polyus ADS Holder, and any obligation of the Eligible Polyus ADS Holder hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the Eligible Polyus ADS Holder;
(xiii)	acknowledge and agree that all questions as to the form of all documents and the validity (including time of receipt), of Polyus ADSs accepted under the Private Exchange Offer will be determined by KazakhGold, in its sole discretion, which determination shall be final and binding;
(xiv)	represent and warrant that you have observed the laws of all relevant jurisdictions, obtained all requisite governmental, exchange control or other required consents, including corporate approvals, approvals of any regulatory body, if applicable, and any third parties, complied with all requisite formalities in connection with any acceptance, in any relevant jurisdiction and that you have not taken or omitted to take any action in breach of the terms and conditions of the Private Exchange Offer or which will or may result in KazakhGold or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Private Exchange Offer;
(xv)	acknowledge that if acceptance has been made in respect of Polyus ADSs, then a separate acceptance in respect of Polyus Shares represented by such Polyus ADSs may not be made; and
(xvi)	acknowledge and agree that costs and fees charged by brokers, banks or other nominees, if any, will be borne by you.

By accepting the Private Exchange Offer in accordance with the procedures described herein and executing this ADS Form of Acceptance you further authorise KazakhGold to supply information regarding your acceptance of the Private Exchange Offer and the Private Exchange Offer as required by Kazakhstan or other applicable law or otherwise requested by governmental or regulatory authorities.

5

IMPORTANT
SIGN HERE

(Must be signed by registered holder(s) exactly as name(s) appear(s) on the ADR(s) or on the register of the Polyus ADS Depositary or by person(s) authorised to become registered holder(s) by certificates, endorsements, stock powers and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title).

(Please also complete Form W-9 included herein)

X

X
Signature(s) of ADS Holders

Dated:

Name(s):

Capacity (Full Title):

Address:

Area Code and
Telephone Number:

Taxpayer Identification
or Social Security Number:

(See Form W-9)
GUARANTEE OF SIGNATURE(S)
(if required — see Instructions 7)
FOR USE BY FINANCIAL INSTITUTIONS ONLY
PLACE MEDIALLION GUARANTEE IN SPACE BELOW
Authorised Signature(s):

Name(s):

Name of Firm:

Address:
(Include ZIP Code)
Area Code and
Telephone Number:

Dated:		, 2011

6

FormW-9	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.
Rev. January 2011) Dupartnont at thu Trauuuy Internal Revenue Service
Name (as shown or ynvr income tax return)
Business name/disregarded entity name, if different from above

  Check appropriate box for federal tax
  classification (required):    Individual/sole proprietor     C Corporation     S Corporation   Partnership   Trust/estae

    Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶

    Other (see instructions) ▶

Exempt payee
Address (number, street, and apt. or suite no.)	Requester's name an and address (optional)
City, state, and ZIP code
List account number(s) here (optional)
Part I	Taxpayer Identification Number (TIN)
Enter yourllN in the appropriate box. The TIN provided must match the came given on the “Name line to ovoid backup withholding. For individuals, this is your social security number (SSN). However, tore resident ulien, sole proprietor, or disregurded entity, see the Port I instructions on pegs 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.
Note. If the account is in more than one name, see the chart on page 4 for guidelines on mhose number to ester.		Social security number
- -
Employer identification number
-
Part 2	Certification
Under penalties of perjury, I certify that:
1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3.	I am a U.S. citizen or other U.S. person (defiend below).
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply.
For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 3.)
Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions
Section references are to the Internal Revenue Ccde unless otherwise noted.
Purpose of Form
A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.
U.S. person. Use form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:
   1. Certify the TIN you are giving is correct (or you are waiting for a number to be issued),
   2. Certify you are not subject to backup withholding, or
   3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, yyou are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the mquester’s torm if it is substantially similar to this Form W-9.
Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:
• An individual who is a U.S. citizen or U.S. resident alien.
• A partnership, corpomtion, company, or association created or organized in the United States or under the laws of the United States,
• An estate (other than a forvign estate), or
• A domestic tmst (as defined in Regulations section 301.7701 -7).
Special rules for partnerships. Partnerships that conduct a trade or business in the United States are genemlly required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-0 has not been mceived, a partnership is required to presume that a partner is a foreign person. and pay the withholding tax. Therefore, if you are a U.S. pemon that is a partnvr in a partnewhip conducting a trade or business in the Unrted States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

7

Form W-9 (Rev. 1-2011)	Page 2

    The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:
• The U.S. owner of a disregarded entity and not the entity,
• The U.S. grantor or other owner of a grantor trust and not the trust,
and
• The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.
Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).
Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.
    If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:
    1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
    2. The treaty article addressing the income.
    3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
    4. The type and amount of income that qualifies for the exemption from tax.
    5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.
    Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinesestudent who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.
    If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.
What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.
    You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.
Payments you receive will be subject to backup withholding if:
1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

    Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.
Also see Special rules for partnerships on page 1.
Updating Your Information
You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.
Penalties
Failure to furnish TIN. If you fail to furnish your correct TIN to arequester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.
Criminal penalty for falsifying information. Willfully falsifyingcertifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name
    If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.
    If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.
Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.
Partnership, C Corporation, or S Corporation. Enter the entity's name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.
Disregarded entity. Enter the owner's name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner's name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.
Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).
Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.Form W-9 (Rev. 1-2011) Page 3 Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line.

8

Form W-9 (Rev. 1-2011)	Page 3

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name/disregarded entity name" line.

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the "Business name/disregarded entity name," sign and date the form.
      Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.
      Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. The following payees are exempt from backup withholding:
      1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),
      2. The United States or any of its agencies or instrumentalities,       3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,
      4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or
      5. An international organization or any of its agencies or instrumentalities. Other payees that may be exempt from backup withholding include:
      6. A corporation,
      7. A foreign central bank of issue,
      8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,
      9. A futures commission merchant registered with the Commodity Futures Trading Commission,
      10. A real estate investment trust,
      11. An entity registered at all times during the tax year under the Investment Company Act of 1940,
      12. A common trust fund operated by a bank under section 584(a),
      13. A financial institution,
      14. A middleman known in the investment community as a nominee or custodian, or
      15. A trust exempt from tax under section 664 or described in section 4947.
      The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000	1 Generally, exempt payees 1 through 7[2]

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.
2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.
     If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.
    If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application forEmployer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businessesand clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

    If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

     Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

    For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the "Name" line must sign. Exempt payees, see Exempt Payee on page 3.
Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

       1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

     2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

9

Form W-9 (Rev. 1-2011)	Page4

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester
For this type of account:		Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4.	a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law	The grantor-trustee[1]
The actual owner[1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
	For this type of account:	Give name and EIN of:
7 .	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity [4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust
1	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.
2	Circle the minor's name and furnish the minor's SSN.
3	You must show your individual name and you may also enter your business or "DBA" name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
4	List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.
*Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

•	Protect your SSN,
•	Ensure your employer is protecting your SSN, and
•	Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes.

Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice
Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

Back to Contents

PLEASE CAREFULLY READ THE INSTRUCTIONS SET OUT HEREIN BEFORE COMPLETING AND SUBMITTING THIS SHARE FORM OF ACCEPTANCE

This document should be read in conjunction with the Private Exchange Offer Document dated 24 June 2011, as may be amended from time to time (the “Private Exchange Offer Document”), which, together with this Share Form of Acceptance (the “Share Form of Acceptance”), and the American Depositary Share Form of Acceptance (the “ADS Form of Acceptance”), and any amendments or supplements thereto, contain the terms and conditions of the private exchange offer (together with any amendments or supplements thereto, the “Private Exchange Offer”). Terms without definition shall have the meanings assigned to them in the Private Exchange Offer Document. All terms and conditions contained in the Private Exchange Offer Document applicable to Polyus Shares are deemed to be incorporated in, and form part of, this Share Form of Acceptance (including with respect to the procedures for submitting this Share Form of Acceptance and transferring the relevant Polyus Shares to KazakhGold).

--------------------------------------------------------------

     SHARE FORM OF ACCEPTANCE
to accept the Private Exchange Offer with respect to common shares of OJSC Polyus Gold, each with a nominal value of 1.00 ruble (the “Polyus Shares”)

by

KAZAKHGOLD GROUP LIMITED

(incorporated and registered in Jersey under company number 91264)

to acquire 16% of the issued and outstanding share capital (whether in the form of Polyus Shares or in the form of Polyus ADSs) of

     OJSC POLYUS GOLD
based on the following exchange ratios*:

for each Polyus Share                17.14 Level I GDRs

for each Polyus ADS                 8.57 Level I GDRs

(Every two Polyus ADSs represent one Polyus Share )

Back to Contents

*The exchange ratios were arrived at based on the following assumed values:

•	each Polyus Share and every two Polyus ADSs of approximately USD 68.56;
•	each Level I GDR of approximately USD 4.00.

The Private Exchange Offer will expire at 5:00 pm New York City time on 18 July 2011, unless this Private Exchange Offer is extended by KazakhGold.

Duly completed Share Forms of Acceptance, as well as any documents required to be delivered together with this Share Form of Acceptance, must be delivered, as described in this Share Form of Acceptance, to Closed Joint Stock Company “Computershare Registrar” (“Computershare”) during its normal business hours at the address indicated in this Share Form of Acceptance prior to 5:00 p.m., Moscow time, on 18 July 2011 or such later date as to which the deadline for acceptances of the Private Exchange Offer may be extended by KazakhGold and the Polyus Shares, with respect to which the Share Form of Acceptance is submitted, must be transferred to KazakhGold’s Russian securities account prior to 5:00 p.m., Moscow time, on 18 July 2011 or such later date as to which the period during which the Private Exchange Offer is open for acceptances may be extended by KazakhGold.

This Share Form of Acceptance is to be used only by Eligible Polyus Shareholders that are considered owners of (vladelets) or trustees (doveritel’nyi upravlyajuschij) with respect to the relevant Polyus Shares under Russian Law, held either on personal accounts in the Register or on depo accounts with Russian depositaries, provided that the relevant trustee is acting as trustee pursuant to the laws of the Russian Federation and has the authority to dispose of and exchange the relevant Polyus Shares to Level I GDRs in the manner set out in the Private Exchange Offer pursuant to the relevant trust agreement. Please consult your brokers, legal counsel, financial and tax advisers to determine whether to accept the Private Exchange Offer.

Note: Prior to completing and submitting the Share Form of Acceptance, along with all other required documents, to Computershare, please read the attached instructions and the Private Exchange Offer Document carefully. Acceptance of Share Forms of Acceptance that are incorrectly completed or that are incomplete or Share Forms of Acceptance submitted without the required documents may be refused. Share Form of Acceptance will not be accepted, if the Polyus Shares to which the Share Form of Acceptance relates are not transferred to KazakhGold’s account prior to 5:00 p.m., Moscow time, on 18 July 2011 or such later date as to which the deadline for acceptances of the Private Exchange Offer may be extended by KazakhGold.

2

Back to Contents

TABLE OF CONTENT

I.	ACTIONS TO BE TAKEN	5

II.	INSTRUCTIONS ON HOW TO COMPLETE THE FORM OF ACCEPTANCE	18

III.	FORM OF ACCEPTANCE	21

3

Back to Contents

I. I. ACTIONS TO BE TAKEN

1.	In order for this Share Form of Acceptance to constitute a valid acceptance of the Private Exchange Offer you should:

1.1. Deliver the duly completed and executed original hard copy of the Share Form of Acceptance (with all attachments) to Computershare at the following address prior to 5:00 p.m., Moscow time, on 18 July 2011 or such later date as to which the deadline for acceptances of the Private Exchange Offer may be extended by KazakhGold:

Closed Joint-Stock Company “Computershare
Registrar” (Head Office)
8, Ul. Ivana Franko, Moscow, 121108, Russia
AND

1.2. Transfer the Polyus Shares with respect to which the Private Exchange Offer has been accepted and this Share Form of Acceptance is submitted to the securities account of KazakhGold in the Register prior to 5:00 p.m., Moscow time, on 18 July 2011 or such later date as to which the deadline for acceptances of the Private Exchange Offer may be extended by KazakhGold.

2.	You must not sign this Share Form of Acceptance if you are located in Canada, Australia or Japan or in the Russian Federation if you are not a qualified investor as defined in the Article 51.2 of the Russian Securities Market Law, or any other jurisdiction where the extension or availability of the Private Exchange Offer are restricted.

3.	If you are resident of or located or registered in the Russian Federation, you must confirm that you satisfy the legal definition of “qualified investor”under the Article 51.2 of the Russian Securities Market Law and provide the supporting documentation together with your Share Form of Acceptance (the list of relevant confirmatory documents is provided in paragraph 8 below).

4.	Share Form of Acceptance may be submitted either (i) by you, directly or (ii) by your duly authorized representatives acting on the basis of notarized and, where applicable, legalized powers of attorney. In this case you must deliver the power of attorney (please note the requirements applicable to such power of attorney that are provided in paragraph 9 below) to Computershare along with this Share Form of Acceptance prior to 5:00 p.m., Moscow time, on 18 July 2011 or such later date as to which the deadline for acceptances of the Private Exchange Offer may be extended by KazakhGold.

4

Back to Contents

5.	Where you accept the Private Exchange Offer and have a personal account directly with the Polyus Gold register held by Computershare (the “Register”), the information provided by you in the Share Form of Acceptance must be exactly as contained in the Register and, if the Share Form of Acceptance is signed and submitted by your authorized representative, the power of attorney must be executed by the person(s) having the right to represent you without a power of attorney based on the information contained in the Register. Thus, you are urged to update your details contained in the Register prior to submitting your Share Forms of Acceptance to Computershare.

6.	If you are accepting the Private Exchange Offer through your custodians or other nominee holders, you are urged to consult your custodians and/or other nominee holders with any questions relating to the applicable procedures of submitting the Share Form of Acceptance.

7.	The procedures you need to follow to complete and submit the Share Form of Acceptance, as well as the list of documents to be submitted therewith, may differ depending on whether your rights to Polyus Shares are recorded in your personal account in the Register or on a “depo” account with a depositary.

7.1	IF POLYUS SHARES ARE HELD ON A PERSONAL SECURITIES ACCOUNT IN THE REGISTER

7.1.1	If you hold your Polyus Shares on a personal account directly in the Register and submitting your Share Form of Acceptance to Computershare yourself, you must:

(1)	At or prior to submitting your Share Form of Acceptance, update your respective details and details of your securities account contained in the Register and provide Computershare with any documents required or requested for these purposes.

(2)	Properly complete and sign your Share Form of Acceptance.

(3)	At submitting your Share Form of Acceptance, provide Computershare with:

a)	your passport or other I.D., if you are an individual (to be demonstrated to an employee of Computershare upon submitting);

b)	your passport or other I.D. and a document confirming the appointment of the person(s) submitting the Share Form of Acceptance on your behalf and entitled to act without a power of attorney if you are a legal entity and the Share Form of Acceptance is not being executed under a power of attorney (to be demonstrated to an employee of Computershare upon submitting);

5

Back to Contents

c)	properly executed transfer order to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s account in the Register, details of which are provided below; the transfer order must indicate the following reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold Group Limited, dated 24 June 2011 and Share Form of Acceptance dated _________ 2011”;

d)	documents, confirming the status of “qualified investor”pursuant to the Russian Securities Market Law (if applicable).

(4)	Comply with any other applicable requirements and provide such other documents as may be required by the Private Exchange Offer Document and this Share Form of Acceptance.

7.1.2	If you hold your Polyus Shares on a personal account directly in the Register and have your authorised representative submit your Share Form of Acceptance to Computershare on your behalf, you must:

(1)	At or prior to submitting your Share Form of Acceptance, update your respective details and details of your securities account in the Register and provide Computershare with any documents required or requested for these purposes.

(2)	To the extent not already available, grant a power of attorney to your authorized representative. You are urged to consult with Computershare that the powers granted and authorization given to your representative in the relevant power of attorney will suffice for purposes of acceptance of the Private Exchange Offer.

(3)	Procure that properly completed and duly executed Share Form of Acceptance is submitted to Computershare by your authorized representative who must provide Computershare with the following documents upon submitting of the Share Form of Acceptance on your behalf:

a)	properly completed and duly signed Share Form of Acceptance;

b)	passport or other I.D. and the power of attorney duly granted to him/her (to be demonstrated to an employee of Computershare upon submitting);

6

Back to Contents

c)	properly completed and duly signed transfer order to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register, details of which are provided below; the transfer order must indicate the following reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold Group Limited, dated 24 June 2011 and Share Form of Acceptance dated _________ 2011”;

d)	documents, confirming your status of “qualified investor” pursuant to the Russian Securities Market Law (if applicable).

(4)	Comply with any other applicable requirements and provide such other documents as may be required by the Private Exchange Offer Document and this Share Form of Acceptance.

7.2	IF POLYUS SHARES ARE HELD ON A DEPO ACCOUNT WITH A RUSSIAN DEPOSITARY

7.2.1	If you hold your Polyus Shares on a depo account with a depositary (nominee holder) and submitting your Share Form of Acceptance to Computershare yourself, you must:

(1)	Properly complete and duly sign your Share Form of Acceptance.

(2)	Prior to submitting your Share Form of Acceptance:

a)	instruct your depositary to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register, details of which are provided below, and

b)	obtain from your depositary:

i	a statement of your depo account (if your depositary has an account of a nominee holder in the Register), or all statements of each depo account provided by all nominee holders in the chain of nominal holding or a consolidated statement of all depo accounts within the chain of nominal holding showing all levels of nominal holding of your Polyus Shares, dated not later than 5 (five) business days prior to submitting the Share Form of Acceptance to Computershare, and

ii	a certified (by the depositary) copy of the instruction, acceptable by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register; the transfer instruction to the depositary must contain (1) the reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold Group Limited, dated 24 June 2011 and Share Form of Acceptance dated _________ 2011”, and (2) number of a your depo account, requisites of depositary agreement with your depositary and requisites of all inter-depositary agreements if the depositary, with which you have a depo account, does not have a nominee holder account in the Register.

7

Back to Contents

(3)	At submitting the Share Form of Acceptance, provide Computershare with:

a)	documents required to confirm your identity and consisting of the same documents that would be required from you pursuant to the laws of the Russian Federation if you were to open a personal account in the Register, including:

i	if you are a legal entity:

1)	a copy of the company’s charter, notarised or certified by the registration authority (and, if you are a foreign legal entity, also legalised (by way of consular legalisation or apostil) with a notarised Russian translation attached);

2)	a copy of the company’s certificate of state registration, notarised or certified by the registration authority (and, if you are a foreign legal entity, also legalised (by way of consular legalisation or apostil) with a notarised Russian translation attached);

3)	a document confirming the appointment of the person(s) entitled to act on your behalf without a power of attorney (either in original or in notarised copy or in a copy certified by the company’s seal) (and, if you are a foreign legal entity, also legalised (by way of consular legalisation or apostil) with a notarised Russian translation attached);

4)	an original or notarised copy of a bank card / other document with the specimen signatures of the persons having a right of “first signature“ and a sample of the company’s seal. Signatures on the bank card/other document must be notarised (and, if you are a foreign legal entity, also legalised (by way of consular legalisation or apostille) with a notarised Russian translation attached).

8

Back to Contents

ii	if you are an individual:

1)	a passport or other I.D.

b)	a statement of the depo account/all statements of each depo account provided by all nominees in the chain of nominal holding/consolidated statement of all depo accounts within the chain of nominal holding, confirming the your rights to the Polyus Shares, dated not later than the 5th business day prior to submitting the Share Form of Acceptance to Computershare;

c)	a certified (by the depositary) copy of the instruction, accepted by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register; the transfer instruction to the depositary must contain (1) the reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold Group Limited, dated 24 June 2011 and Share Form of Acceptance dated _________ 2011”, and (2) number of your depo account, requisites of depositary agreement with your depositary and requisites of all inter-depositary agreements if the depositary, with which you have a depo account, does not have a nominee holder account in the Register;

d)	documents, confirming the status of “qualified investor”pursuant to the Russian Securities Market Law (if applicable).

(4)	Comply with any other applicable requirements and provide such other documents as may be required by the Private Exchange Offer Document and this Share Form of Acceptance.

7.2.2	If you hold your Polyus Shares on a depo account with a depositary (acting as a nominee holder) and have your authorised representative submit your Share Form of Acceptance to Computershare on your behalf, you must:

(1)	To the extent not already available, grant a power of attorney to your authorised representative.

(2)	Prior to submitting the Share Form of Acceptance:

a)	instruct your depositary to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register, details of which are provided below, and

9

Back to Contents

b)	obtain from the depositary:

i	a statement of your depo account (if your depositary has an account of a nominee holder in the Register), or all statements of each depo account provided by all nominee holders in the chain of nominal holding or a consolidated statement of all depo accounts within the chain of nominal holding showing all levels of nominal holding of your Polyus Shares, dated not later than 5 (five) business days prior to submitting the Share Form of Acceptance to Computershare, and

ii	a certified (by the depositary) copy of the instruction, acceptable by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register; the transfer instruction to the depositary must contain (1) the reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold Group Limited, dated 24 June 2011 and Share Form of Acceptance dated _________ 2011”, and (2) number of your depo account, requisites of depositary agreement with your depositary and requisites of all inter-depositary agreements if the depositary, with which you have a depo account, does not have a nominee holder account in the Register.

(3)	Procure that properly completed and duly executed Share Form of Acceptance is submitted to Computershare by your authorised representative who must provide Computershare with the following documents upon submitting the Share Form of Acceptance on your behalf:

a)	properly completed and duly signed Share Form of Acceptance indicating the full name (company name) and your address or your registered office;

b)	the documents required to confirm your identity and consisting of the same documents that would be required from you pursuant to the laws of the Russian Federation if you were to open a personal account in the Register (please see the list in paragraph 7.2.1. above);

c)	properly granted power of attorney;

d)	a statement of your depo account/all statements of each depo account provided by all nominees in the chain of nominal holding/consolidated statement of all depo accounts within the chain of nominal holding, confirming your rights to the Polyus Shares, dated not later than the 5 (five) business days prior to submitting the Share Form of Acceptance to Computershare;

10

Back to Contents

e)	a certified (by the depositary) copy of the instruction, accepted by the depositary for processing, to transfer the Polyus Shares to which the Share Form of Acceptance relates to KazakhGold’s personal account in the Register; the transfer instruction to the depositary must contain (1) the reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold Group Limited, dated 24 June 2011 and Share Form of Acceptance dated _________ 2011”, and (2) number of your depo account, requisites of depositary agreement with your depositary and requisites of all inter-depositary agreements if the depositary, with which you have a depo account, does not have a nominee holder account in the Register.

f)	documents confirming your status of “qualified investor” pursuant to the Russian Securities Market Law (if applicable).

(4)	Comply with any other applicable requirements and provide such other documents as may be required by the Private Exchange Offer Document and this Share Form of Acceptance.

8.	If you are registered, located in or resident of the Russian Federation, you must:

(1)	Confirm that you fall within the definition of “qualified investor” under Article 51.2 of the Russian Securities Market Law by providing relevant confirmatory documents to Computershare together with the signed Share Form of Acceptance.

(2)	The following documents must be provided to confirm the status of “qualified investor” under Russian Securities Market Law:

a)	with respect to legal entities that are “qualified investors“ explicitly listed in clause 2 of Article 51.2 of the Russian Securities Market Law (including, among others, brokers, dealers and managers; credit institutions; joint-stock investment funds; management companies of investment funds and non-government pension funds; insurance organisations; non-governmental pension funds):

i	Extract from the Unified State Register of Legal Entities (of the Russian Federation) with respect to your company as at the most recent date as reasonably possible (original copy) (if applicable); and

ii	Notarised copy of the license issued to you pursuant to the Russian Securities Market Law or other Russian laws to engage in the relevant types of activities listed in clause 2 of Article 51.2 of the Russian Securities Market Law if such activities require a license under Russian law (if applicable);

11

Back to Contents

b)	with respect to legal entities that were recognised as “qualified investors” by entities authorised to effect such recognition pursuant to the Russian Securities Market Law and the applicable FSFM regulations:

i	extract from the register of persons and entities recognised as “qualified investors“ at least with respect to financial instruments including or similar to depositary receipts issued by broker, manager or other person authorised to hold such registers pursuant to Russian law as at the most recent date as reasonably possible (original copy).

PLEASE NOTE: If you are a “qualified investor“ not listed in clause 2 of Article 51.2 of the Russian Securities Market Law you may only accept Level I GDRs through a Russian broker authorised to accept Level I GDRs on your behalf. Details of such Russian broker must be provided in the Share Form of Acceptance. Notarised copy of a license issued to such broker must be attached to your Share Form of Acceptance.

9.	Powers of attorney issued to authorised representatives:

(1)	must be notarised or granted in accordance with Article 185 of the Civil Code of the Russian Federation. If you are issuing a power of attorney and you are not resident in Russia, such power of attorney must be:

a)	notarised in the jurisdiction where you are located or where you reside; and

b)	legalised (by way of consular legalisation or apostille). If the power of attorney or notarisation legend is issued in a foreign language, such power of attorney or notarisation legend must be legalised and translated into Russian and such translation must be further notarised. If the power of attorney consists of several pages, such pages must be bound by a notary.

12

Back to Contents

(2)	should provide for at least the following authorities of the attorney:

a)	to complete, execute and submit the Share Form of Acceptance on your behalf;

b)	to submit documents to and to receive documents from Computershare;

c)	where appropriate, to sign and submit a transfer order on your behalf, provide documents for amending information on your personal securities account in the Register (in case of updating your details or details of your securities account in the Register); and

d)	where appropriate, to re-delegate the authorities granted by the power of attorney.

Please consult your legal counsel and your nominee holder or custodian prior to granting a power of attorney with respect to the Private Exchange Offer.

10.	Details of KazakhGold’s personal account in the Register to which Polyus Shares must be transferred in order for a Share From of Acceptance to be deemed valid and which must be set forth in the transfer orders/transfer instructions to a depositary:

(1)	Full name: KAZAKHGOLD GROUP LIMITED

(2)	Account number: 5827001291

(3)	Title/type of the document (certificate) confirming state registration: certificate of incorporation of legal entity

(4)	Number and date of issuance of such document (certificate): 91264, issued on September 26, 2005

(5)	Name of the issuing state authority: Financial Services Commission of Jersey

PLEASE NOTE: The transfer order/transfer instruction to the depositary must indicate the following reason for the transfer of the specified number of Polyus Shares to KazakhGold: “Private Exchange Offer by KazakhGold Group Limited, dated 24 June 2011 and Share Form of Acceptance dated _________ 2011“. The transfer instruction to the depositary must contain, among other details, the number of your depo account, requisites of depositary agreement with your depositary and requisites of all inter-depositary agreements if the depositary, with which you have a depo account, does not have a nominee holder account in the Register.

11.	In order to be able to receive Level I GDRs, you will need to indicate in your Share Form of Acceptance the details of the Euroclear/Clearstream/DTC account or name of a registered securityholder on the books of Polyus ADS Depositary to which the Level I GDRs should be transferred in accordance with Section 8 of the Private Exchange Offer Document. Share Forms of Acceptance not including such account details may not be accepted.

13

Back to Contents

12.	The number of Polyus Shares to be indicated in the applicable Share Form of Acceptance

(1)	The number of Polyus Shares indicated in the applicable Share Form of Acceptance must correspond to the number of Polyus Shares credited to KazakhGold’s account from your account (or account of your nominee holder) or account of your trustee within the Register.

(2)	If the number of Polyus Shares indicated in the Share Form of Acceptance exceeds the number of Polyus Shares credited to KazakhGold’s account from your account (or account of your nominee holder) or account of your trustee in the Register, the Share Form of Acceptance will be accepted only with respect to such number of Polyus Shares as have been credited to the personal securities account of KazakhGold in the Register.

(3)	If the number of Polyus Shares indicated in the Share Form of Acceptance is less than the number of Polyus Shares credited to KazakhGold’s account from your account (or account of your nominee holder) or account of your trustee in the Register, the number of Polyus Shares credited to KazakhGold’s account from your account (or account of your nominee holder) or account of your trustee in the Register will be deemed to be the number of Polyus Shares with respect to which you accept the Private Exchange Offer.

(4)	If you have submitted more than one Share Form of Acceptance, the latest Share Form of Acceptance will be accepted as containing the correct details, however, you will be deemed to have accepted the Private Exchange Offer with respect to such number of Polyus Shares as have been credited to the personal securities account of KazakhGold in the Register prior to 5:00 p.m., Moscow time, on 18 July 2011 or such later date as to which the deadline for acceptances of the Private Exchange Offer may be extended by KazakhGold, regardless of the number of Polyus Shares indicated in such latest Share Form of Acceptance or any of the previously submitted by you Share Forms of Acceptance.

(5)	If you have submitted Share Form of Acceptance but the Polyus Shares, with respect to which you have submitted the Share Form of Acceptance, are not credited to the account of KazakhGold prior to 5:00 p.m., Moscow time, on 18 July 2011 or such later date as to which the deadline for acceptances of the Private Exchange Offer may be extended by KazakhGold, such acceptance of the Private Exchange Offer may be deemed invalid. KazakhGold may, at its own discretion, agree to accept Polyus Shares received following such date.

14

Back to Contents

(6)	If the Polyus Shares with respect to which you would like to accept the Private Exchange Offer are held on different accounts (including on depo accounts opened with different depositaries, or on one or more depo accounts and a personal securities account in the Register), you may submit separate Share Forms of Acceptance with respect to Polyus Shares held on each such account, indicating in each Share Form of Acceptance the relevant number of Polyus Shares held on the relevant account and providing the documents required to be provided with each Share Form of Acceptance. Paragraph 12 (4) above will apply if you submit more than one Share Form of Acceptance with respect to Polyus Shares held on one and the same account.

13.	Any Share Form of Acceptance appearing to KazakhGold, BNYM or Computershare, or their respective agents, to have been submitted in the Russian Federation from an entity or individual not falling within the definition of “qualified investors“ under Russian Securities Market Law will be rejected as invalid. KazakhGold, BNYM or Computershare, or their respective agents, reserve the right to treat as valid, in whole or in part, any Share Form of Acceptance that is not entirely in order or that is incomplete.

14.	Upon your request or request of your authorised representative, Computershare shall issue to you or your authorised representative a receipt for submitted documents.

15.	A fee will be charged by Computershare and, if applicable, the Russian depositaries acting as nominee holders for the transfer of Polyus Shares:

(1)	from Eligible Polyus Shareholders’ accounts to the personal account of KazakhGold; and

(2)	if the Private Exchange Offer is terminated for any reason, from KazakhGold’s personal account to the accounts of Eligible Polyus Shareholders or the relevant Russian depositaries acting as their nominee holders.

Costs and fees charged by Computershare for operations indicated herein will be borne by KazakhGold.

Costs and fees charged by Russian depositaries (nominee holders), if any, will be borne by the relevant Eligible Polyus Shareholders.

16.	Questions and requests for assistance in connection with accepting the Private Exchange Offer and the relevant acceptance procedures should be directed:

(1)	with respect to Polyus ADSs: to the BNY Mellon Shareholder Services acting as Information Agent at the address set forth below:

By Mail:
BNY Mellon Shareowner Services Attn: Corporate Actions Department P.O. Box 3301 South Hackensack NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services Attn: Corporate Actions Department 27th Floor 480 Washington Boulevard Jersey City

NJ 07310-2053
From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201--680-6579 (Collect)

(2)	with respect to Polyus Shares: to Computershare at the address and telephone number set forth below:

Closed Joint-Stock Company “Computershare Registrar“

8, Ul. Ivana Franko, Moscow, 121108, Russia Tel: +7 (495) 926-81-60 Fax: +7 (495) 926-81-78

15

Back to Contents

II. INSTRUCTIONS ON HOW TO COMPLETE THE FORM OF ACCEPTANCE

1	The number of Polyus Shares

If you wish to accept the Private Exchange Offer, indicate in Box 1 the total number of Polyus Shares in respect of which you wish to accept the Private Exchange Offer. Then complete Box 2, Boxes 3a-3u (if applicable and, if so, as appropriate), Box 4 (if applicable), Boxes 5-6 (if applicable), Box 7 and Box 8 and then sign Box 9 in accordance with the instructions set out at section 9, below, which will constitute your acceptance of the Private Exchange Offer.

The number of Polyus Shares indicated in Box 1 must correspond to the number of Polyus Shares transferred by you to KazakhGold

If the number of Polyus Shares indicated in Box 1 exceeds the number of Polyus Shares transferred by you to KazakhGold and you have signed Box 9, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus Shares transferred by you to KazakhGold.

If the number of Polyus Shares indicated in Box 1 is less than the number of Polyus Shares transferred by you to KazakhGold and you have signed Box 9, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus Shares transferred by you to KazakhGold.

If you have submitted more than one Share Form of Acceptance in respect of Polyus Shares held on one and the same account the latest Share Form of Acceptance will be accepted as containing the correct details, however, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus Shares transferred by you to KazakhGold prior to 5:00 p.m., Moscow time, on 18 July 2011 or such later date as to which the deadline for acceptances of the Private Exchange Offer may be extended by KazakhGold, regardless of the number of Polyus Shares written in Box 1 of such latest Share Form of Acceptance or any of the previously submitted by you Share Forms of Acceptance.

If you have submitted your Share Form of Acceptance but the Polyus Shares, with respect to which you have submitted your Share Form of Acceptance, are not credited to the account of KazakhGold prior to 5:00 p.m., Moscow time, on 18 July 2011 or such later date as to which the deadline for acceptances of the Private Exchange Offer may be extended by KazakhGold, your acceptance of the Private Exchange Offer may not be valid. KazakhGold may, at its own discretion, agree to accept Polyus Shares received following such date.

Please note that acceptances of the Private Exchange Offer are irrevocable.

2	Details of account for delivery of Level I GDRs

If you wish to accept the Private Exchange Offer, you must provide full and valid details of an account, opened in your name or name of your depositary or broker or other nominee, for delivery of Level I GDRs upon completion of the Private Exchange Offer.

Please note that if you are an Eligible Polyus Shareholder, established, registered, located in or resident of the Russian Federation, you must confirm that you are a “qualified investor“ as defined in Russian Securities Market Law and, unless you are a qualified investor listed in clause 2 of Article 51.2 of Russian Securities Market Law, you must authorise a Russian broker to accept Level I GDRs on your behalf and provide details of such Russian broker in Box 6. In such case details provided in Box 2 must be details of your Russian broker or its respective broker or custodian.

16

Back to Contents

3	Details of your securities account (either personal account in the Register or a depo account), on which your Polyus Shares are (or were) held and to which such Polyus Shares must be returned if the Private Exchange Offer is terminated or any of your Polyus Shares are not accepted for exchange

If you wish to accept the Private Exchange Offer, insert details of the Russian securities account, within which your Polyus Shares are registered in Boxes 3a and 3b. If your Russian securities account is a “depo“ account with a Russian-licensed depositary, as opposed to a personal account with Computershare, the Registrar, insert in Boxes 3c to 3u (as appropriate) details of such “depo“ account, together with details of any and all “depo“ accounts held with intermediary depositaries. Please use a separate sheet to provide the details requested in Boxes 3c to 3u in respect of “depo“, accounts of any additional intermediary depositaries, if necessary. You should provide the number of the account of the nominee holder in the Register assigned to the intermediary depositary that is last in the chain of any such intermediary depositaries, along with the details of your Russian securities account.

Please consult with your depositary before providing information relating to your Russian securities account, to ensure that the information provided will be sufficient for the purposes of providing a description of the basis for the transfer of securities to be included in the transfer order for the return of Polyus Shares. If necessary, please provide any additional details or wording on a separate sheet.

Please liaise with your depositary to obtain, or to assist you with obtaining, the number and date of the inter-depositary agreements entered into between your depositary and any intermediary depositary, or between any intermediary depositaries, to be set out in Boxes 3e to 3u (as appropriate). Should your depositary be unable to provide to you with these details, please indicate this in the relevant Boxes or on a separate sheet.

Please note that failure to indicate these details in this Share Form of Acceptance may result in delay or inability to return your Polyus Shares to your depo account if the Private Exchange Offer is terminated. Please provide all account information in both English and Russian.

4	If you are established, registered, located or resident in the Russian Federation

If you are established, registered, located or resident in the Russian Federation, please tick Box 4 and proceed to Box 5. If you are NOT registered, located in or resident of the Russian Federation, please insert ’NO’ in Box 4 and proceed to section 7. Please note that if you leave Box 4 blank, your Share Form of Acceptance may be considered invalid.

5	Status of “qualified investor“ under Russian Securities Market Law

If you are an Eligible Polyus Shareholder established, registered, located or resident in the Russian Federation and ticked Box 4 accordingly, you must confirm that you fall within the definition of “qualified investor“ under Article 51.2 of the Russian Securities Market Law and provide confirmatory documents to Computershare together with the executed Share Form of Acceptance. Please refer to paragraph 8 of Section I “Actions to be taken“ for documents to be provided to Computershare to confirm the status of “qualified investor“ under Russian Securities Market Law.

17

Back to Contents

6		Details of Russian broker

If you are an Eligible Polyus Shareholder that is established, resident, registered or located in the Russian Federation and you are a “qualified investor” under Article 51.2 of the Russian Securities Market Law but you are not one of the entities explicitly listed in clause 2 of Article 51.2 of the Russian Securities Market Law you may only accept Level I GDRs through a Russian licensed broker authorised to accept Level I GDRs on your behalf. Please provide full details of such broker in Box 6. Such details must include:

	a)	full name, including organisational form;

	b)	full registered office address;

	c)	OGRN number;

	d)	number, issuing authority, date of issuance and date of validity of the broker’s licence.

Please attach a notarised copy of the licence issued to your Russian broker to this Share Form of Acceptance.

7	Representation and warranties

If you are unable to give the warranties and representation required by Section 3.1(i) of the Private Exchange Offer Document, you must insert “NO” in Box 7 and contact BNY Mellon. Otherwise, leave Box 7 blank.

If you do not put “NO” in Box 7 you will be deemed to have given such warranties and representations.

8	Full name(s) and address(es)

Complete Box 8 with your full name(s) and address(es).

Please also provide a daytime telephone number and/or e-mail address at which you may be contacted in the event of any query.

9	Signatures

If you wish to accept the Private Exchange Offer you must sign Box 9. If yours is a joint holding, arrange for all other joint holders to do likewise.

If you sign this Share Form of Acceptance and you are not an Eligible Polyus Shareholder, insert the name(s) and capacity (e.g. attorney or executor(s)) of the person(s) signing this Share Form of Acceptance sign Box 9 where indicated. You should also deliver evidence of your authority in accordance with the notes in paragraph 7 of the Section I “Actions to be taken” above.

You must not sign this Share Form of Acceptance if you are located in Canada, Australia or Japan or in the Russian Federation if you are not a qualified investor as defined in the Article 51.2 of the Russian Securities Market Law, or any other jurisdiction where the extension or availability of the Private Exchange Offer are restricted.

18

Back to Contents

III. FORM OF ACCEPTANCE

PLEASE COMPLETE IN BLOCK CAPITALS FOLLOWING
INSTRUCTONS ON PAGES 18-20

The provisions of the Private Exchange Offer Document are deemed to be incorporated in and form part of this Share Form of Acceptance.

1	The number of Polyus Shares	Box 1

Insert the total number of your Polyus Shares in respect of which you wish to accept the Private Exchange Offer in Box 1.

Complete Box 2, Boxes 3a-3u (if applicable and, as appropriate), Box 4 (if applicable), Boxes 5-6 (if applicable), Box 7 and Box 8 and then sign Box 9 in accordance with the instructions set out at paragraph 9 Section II “Instructions on how to complete the Form of Acceptance”, above, which will constitute your acceptance of the Private Exchange Offer.

2	Details of account for delivery of Level I GDRs	Box 2

Please complete Box 2 to provide full and complete details of the account registered in your name or in the name of your custodian, broker or other nominee, to which Level I GDRs will be delivered upon completion of the Private Exchange Offer. Please note that if you are registered, located in or resident of the Russian Federation, you must complete Boxes 4, 5 and, if applicable, Box 6. If you are filling out Box 6, please note that details that must be provided in this Box 2 must be details of your Russian broker authorised by you to receive Level I GDRs on your behalf, or its respective broker or custodian.

3	Full detail of your securities account where your Polyus Shares are held

Please complete Boxes 3a to 3u, as appropriate, to provide full details of the securities account on which Polyus Shares, with respect to which you are submitting this Share Form of Acceptance, are held or were held prior to their transfer to KazakhGold. Please note that if the Private Exchange Offer is terminated for any reason, the Polyus Shares, which you will have transferred to KazakhGold prior to such termination, will be returned to the account, details of which are provided in this section 3.

19

Back to Contents

3a	Full name of the institution where your securities account on which you hold / held your Polyus Shares is opened (IN ENGLISH). Please indicate name of the Registrar or the depositary (nominee holder) exactly as it appears in the Register or in the depositary registration system.	Box 3a

Full name of the institution where your securities account on which you hold / held your Polyus Shares is opened (IN RUSSIAN). Please indicate name of the Registrar or the depositary (nominee holder) exactly as it appears in the Register or in the depositary registration system.

3b	Securities account number (personal securities account or depo account)	Box 3b

If the securities account detailed in Boxes 3a and 3b is a personal account in the Register, please complete Box 3c and then proceed to section 4. If the securities account is a “depo” account with a Russian-licensed depositary, as opposed to a personal account in the Register, please proceed to section 3d.

20

Back to Contents

3c	Please provide the following information exactly as it appears in the Register, passport or other I.D. (document confirming registration or incorporation) IN ENGLISH:

Title/type of the document/certificate confirming your state registration (in respect of individuals passport or other I.D.).

Number and date of issuance of such document/certificate (in respect of individuals passport or other I.D.).

	Name of the issuing state authority	Box 3c

Please provide the following information exactly as it appears in the Register, passport or other I.D. IN RUSSIAN:

Title/type of the document/certificate confirming your state registration (in respect of individuals passport or other I.D.)

Number and date of issuance of such document/certificate (in respect of individuals passport or other I.D.).

Name of the issuing state authority.

3d	Please indicate number and date of the depositary agreement entered into with the depositary detailed in Box 3a	Box 3d

If the depositary detailed in Box 3a has an account of nominee holder directly in the Register, please complete Boxes 3e and 3f and then proceed to Box 4. If there are any intermediary depositaries, please ignore Boxes 3e and 3f and proceed to Box 3g.

3e	Please indicate number of the account of the nominee holder in the Register assigned to your depositary	Box 3e

21

Back to Contents

3f	Please provide the following information in respect of the depositary detailed in Box 3a exactly as it appears in the Register or in the depositary registration system IN ENGLISH:

Title/type of the document/certificate confirming depositary's state registration.

Number and date of issuance of such document/certificate.

Name of the issuing state authority.
Box 3f

Please provide the following information in respect of the depositary detailed in Box 3a exactly as it appears in the Register or in the depositary registration system IN RUSSIAN:

Title/type of the document/certificate confirming depositary's state registration.

Number and date of issuance of such document/certificate.

Name of the issuing state authority.

3g	Intermediary depositary “A” (if applicable)	Box 3g

Full name of intermediary depositary “A” (IN ENGLISH) (exactly as it appears in the Register or in the depositary registration system).

Full name of intermediary depositary “A” (IN RUSSIAN) (exactly as it appears in the Register or in the depositary registration system).

22

Back to Contents

3h	Please indicate number of the“depo”account of the depositary detailed in Box 3a opened with intermediary depositary “A”	Box 3h

3i	Please indicate number and date of the inter-depositary agreement entered into between the depositary detailed in Box 3a and intermediary depositary “A”	Box 3i

If intermediary depositary “A” has an account of nominee holder directly in the Register, please complete Boxes 3j and 3k and then proceed to Box 4. If there are further intermediary depositaries, please ignore Boxes 3j and 3k and proceed to Box 3l.

3j	Please indicate number of the account of the nominee holder in the Register assigned to intermediary depositary “A” having an account directly in the Register	Box 3j

3k

Please provide the following information in respect of intermediary depositary “A” exactly as it appears in the Register IN ENGLISH:

Title/type of the document/certificate confirming depositary's state registration

Number and date of issuance of such document/certificate.

Name of the issuing state authority.

Box 3k

Please provide the following information in respect of intermediary depositary “A” exactly as it appears in the Register IN RUSSIAN:

Title/type of the document/certificate confirming depositary's state registration.

Number and date of issuance of such document/certificate.

Name of the issuing state authority.

23

Back to Contents

3l	Intermediary depositary “B” (if applicable)	Box 3l

Full name of intermediary depositary “B” (IN ENGLISH) (exactly as it appears in the Register or in the depositary registration system).

Full name of intermediary depositary “B” (IN RUSSIAN) (exactly as it appears in the Register or in the depositary registration system).

3m	Please indicate number of the “depo” account of intermediary depositary “A” opened with intermediary depositary “B”	Box 3m

3n	Please indicate number and date of the inter-depositary agreement entered into between intermediary depositary “A” and intermediary depositary “B”	Box 3n

If intermediary depositary “B” has an account of nominee holder directly in the Register, please complete Boxes 3o and 3p and then proceed to Box 4. If there are further intermediary depositaries, please ignore Boxes 3o and 3p and proceed to Box 3q.

3o	Please indicate number of the account of the nominee holder in the Register assigned to intermediary depositary “B” having an account directly in the Register	Box 3o

24

Back to Contents

3p

Please provide the following information in respect of intermediary depositary “B” exactly as it appears in the Register IN ENGLISH:

Title/type of the document/certificate confirming depositary's state registration

Number and date of issuance of such document/certificate

Name of the issuing state authority

Box 3p

Please provide the following information in respect of intermediary depositary “B” exactly as it appears in the Register IN RUSSIAN

Title/type of the document/certificate confirming depositary's state registration

Number and date of issuance of such document/certificate

Name of the issuing state authority

3q	Intermediary depositary “C” (if applicable)	Box 3q

Full name of intermediary depositary “C” (IN ENGLISH) (exactly as it appears in the Register or in the depositary registration system).

Full name of intermediary depositary “C” (IN RUSSIAN) exactly as it appears in the Register or in the depositary registration system.

3r	Number of the “depo” account of intermediary depositary “B” opened with intermediary depositary “C”	Box 3r

3s	Please indicate number and date of the inter-depositary agreement entered into between intermediary depositary “B” and intermediary depositary “C”	Box 3s

25

Back to Contents

If intermediary depositary “C”has an account of nominee holder directly in the Register, please complete Boxes 3t and 3u and then proceed to Box 4. If there are further intermediary depositaries, please ignore Boxes 3t and 3u and provide the above details, including the details required to be provided under Boxes 3e, 3f, 3j, 3k, 3o, 3p, including the number of account of the nominee holder in the Register assigned to the intermediary depositary which is the last in the chain of intermediary depositaries, in respect of any additional depositaries on a separate sheet, before proceeding to section 4.

3t	Please indicate number of the nominee holder’s account in the Register assigned to intermediary depositary “C” having an account directly in the Register	Box 3t

3u	Please provide the following information in respect of intermediary depositary “C” exactly as it appears in the Register IN ENGLISH

Title/type of the document/certificate confirming depositary's state registration.

Number and date of issuance of such document/certificate.

Name of the issuing state authority.
Box 3u

Please provide the following information in respect of intermediary depositary “C” exactly as it appears in the Register IN RUSSIAN

Title/type of the document/certificate confirming depositary's state registration

Number and date of issuance of such document/certificate

Name of the issuing state authority

26

Back to Contents

If details of the securities account, on which your Polyus Shares, with respect to which you submit this Share Form of Acceptance are held, indicated in Boxes 3a through 3u above, as applicable, and to which Polyus Shares will be returned if the Private Exchange Offer is terminated for any reason, do not correspond with the details appearing on the copies of the transfer orders / transfer instructions to a depositary confirming the transfer of Polyus Shares to KazakhGold's account, which you are submitting together with this Share Form of Acceptance, your Share Form of Acceptance may be treated as invalid.

4	If you are established, registered, located or resident in the Russian Federation	Box 4

If you are established, registered, located or resident in the Russian Federation, please tick Box 4 and proceed to Box 5. If you are NOT established, registered, located or resident in the Russian Federation, please insert 'NO' in Box 4 and proceed to section 7. Please note that if you leave Box 4 blank, your Share Form of Acceptance may be considered invalid.

If you are NOT established, registered, located or resident in the Russian Federation, please ignore Box 5 and proceed to section 7.

5a	Status of “qualified investor” under Russian Securities Market Law	Box 5a

If you are an Eligible Polyus Shareholder established, registered, located or resident in the Russian Federation and you have ticked Box 4 above, and if you are a “qualified investor” listed in clause 2 of Article 51.2 of the Russian Securities Market Law please indicate in Box 5a the type(s) of activity you perform, which are explicitly listed in clause 2 of Article 51.2 of the Russian Securities Market Law. Please ensure that you enclose with this Share Form of Acceptance documents confirming your status as “qualified investor” under Russian Securities Market Law. Please see paragraph 8 of Section I “Actions to be taken”for the description of documents that you are required to provide

5b	If you are established, registered, located or resident in the Russian Federation and you have ticked Box 4 above, and if you are a “qualified investor”recognised as such by a broker or manager and not listed in clause 2 of Article 51.2 of the Russian Securities Market Law, please tick Box 5b. Please enclose with this Share Form of Acceptance documents confirming your status as “qualified investor” under Russian Securities Market Law (see paragraph 8 of Section I “Actions to be taken” above).	Box 5b

27

Back to Contents

If you ticked Box 4 or left Box 4 blank and have left either Box 5a or Box 5b blank, your Share Form of Acceptance will be treated as invalid and will not be considered. will be treated as invalid.

6	Details of a Russian broker	Box 6

If you have ticked Box 5b above, please complete Box 6 to provide full details of your Russian broker, including:
• full name, including organisational form
• registered address
• OGRN number
• date of issuance, date of validity and issuing state authority of a broker's licence that is authorised by you to accept Level I GDRs on your behalf as well as full details of the account registered in the name of such broker or its broker or custodian, to which Level I GDRs must be delivered upon completion of the Private Exchange Offer. Details of any such account must correspond with the details provided in Box 2 above.

7	Representations and warranties	Box 7

If you are unable to give the warranties and representations required by Section 3.1(i) of the Private Exchange Offer Document, insert ‘NO’ in Box 7. Otherwise, leave Box 7 blank.

8	Box 8
Full name(s) and address(es)

If you hold your Polyus Shares, to which this Share Form of Acceptance relates, on a personal securities account directly in the Register, the name and other information below must be provided exactly as it appears in the Register.

If you hold your Polyus Shares, to which this Share Form of Acceptance relates, on a depo account with a Russian depositary, the name and other information below must be exactly as it appears in the registration system of such Russian depositary.

28

Back to Contents

WITH RESPECT TO LEGAL ENTITIES:

Name(s):

(Name(s) in accordance with the company charter, including form of incorporation and jurisdiction)

Details of state registration:

(OGRN, INN, KPP, OKPO code, OKVED codes (for Russian legal entities); registration number (for foreign legal entities)

Registered office details:

Telephone number and e-mail address:

WITH RESPECT TO INDIVIDUALS:

Name(s):

(Name in full of individual shareholder)

I.D. document:

(Name of document, series, number, issuing authority and date of issue of the document)

29

Back to Contents

Residential address (registration):

(Full address: Apt. No., street name and number, city, region, country, postal code)

Postal address (mailing address):

Telephone number and e-mail address:

9	Box 9

Signatures

By executing this Share Form of Acceptance you will be deemed to have accepted the Private Exchange Offer in respect of such number of Polyus Shares as indicated in your Share Form of Acceptance (or, if the number inserted in Box 1 is greater than the number of Polyus Shares, which you have transferred to KazakhGold's account as part of the acceptance process, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus Shares transferred by you to KazakhGold and credited to KazakhGold's Russian securities account; and, if the number inserted in Box 1 is less than the number of Polyus Shares, which you have transferred to KazakhGold's account as part of the acceptance process, you will be deemed to have accepted the Private Exchange Offer in respect of the number of Polyus Shares transferred by you to KazakhGold and credited to KazakhGold's Russian securities account), and you hereby:

	a)	acknowledge and agree that you have received and read the Private Exchange Offer Document and the Prospectus;

	b)	represent and warrant that you have full power and authority under applicable law to accept the Private Exchange Offer, dispose and transfer the Polyus Shares to which this Share Form of Acceptance relates, and you give the representations and warranties listed in Section 3.1(i) of the Private Exchange Offer Document;

	c)	that KazakhGold will acquire good and unencumbered title to the Polyus Shares, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than dividends declared at the annual general shareholders' meeting of Polyus Gold held on 20 May 2011 or any dividend, the record date for the receipt of which will be prior to the Expiration Time, and while you have validly owned the Polyus Shares, to which this Form of Acceptance relates, as set out in Section 3.4 of the Private Exchange Offer Document, and the same will not be subject to any adverse claim;

31

Back to Contents

d)	represent and warrant that pursuant to the relevant trust agreement you have full power and authority to accept the Private Exchange Offer, dispose and transfer the Polyus Shares to KazakhGold and that KazakhGold will acquire good and unencumbered title to the Polyus Shares, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to dividends, other distributions and payments hereafter declared, made or paid, other than dividends declared at the annual general shareholders' meeting of Polyus Gold held on 20 May 2011 or any dividend, the record date for the receipt of which will be prior to the Expiration Time, and while you have validly owned the Polyus Shares, to which this Form of Acceptance relates, as set out in Section 3.4 of the Private Exchange Offer Document, and the same will not be subject to any adverse claim and give representations and warranties listed in Section 3.1(i) of the Private Exchange Offer Document, if you are acting as a trustee with respect to the Polyus Shares;

e)	confirm that you have transferred, or procured the transfer of, the Polyus Shares with respect to which you accept the Private Exchange Offer to KazakhGold as part of the acceptance process;

f)	acknowledge and agree that the value of one Level I GDR for the purposes of the exchange ratio pursuant to the Private Exchange Offer is set at USD 4.00;

g)	acknowledge and agree that KazakhGold may, at its sole discretion, terminate or amend this Private Exchange Offer for any reason, or may postpone the acceptance or exchange of Polyus Shares tendered or may not be required to purchase any of the Polyus Shares to which the Share Form of Acceptance relates, in which case KazakhGold will return to you the Polyus Shares, which you have credited to KazakhGold and with respect to which you are submitting this Share Form of Acceptance, and agree and undertake that you will do all acts and things required from you to accept the Polyus Shares so returned, including submission of the relevant receipt instruction to your Russian depositary, if required;

h)	waive any and all rights in respect of the Polyus Shares other than the right to receive the Level I GDRs to which you may become entitled under the Private Exchange Offer or to receive the Polyus Shares back if the Private Exchange Offer is terminated by KazakhGold;

i)	acknowledge and agree that:

	i.	a fee will be charged by Computershare and, if applicable, the Russian depositaries acting as nominee holders, for the transfer of Polyus Shares: (1) from your account to the account of KazakhGold; and (2) if Polyus Shares are returned if the Private Exchange Offer is terminated for any reason, from KazakhGold' account to the your account or accounts of the relevant Russian depositaries acting as nominee holders in the Register;

32

Back to Contents

	ii.	the fees charged by Computershare for the transfer of Polyus Shares in the Register in connection with the Private Exchange Offer, including for the return of such Polyus Shares to the Eligible Polyus Shareholders if the Private Exchange Offer is terminated for any reason, will be borne by KazakhGold; and

	iii.	costs and fees charged by Russian depositaries (nominee holders), if any, will be borne by you; and

j)	acknowledge and agree that the Private Exchange Offer and the agreements made in accordance therewith shall be governed by English law, that the Russian version of this Share Form of Acceptance is provided for information purposes only and that the English text of this Share Form of Acceptance shall prevail for all purposes.

By accepting the Private Exchange Offer in accordance with the procedures described herein and executing this Share Form of Acceptance you further authorise KazakhGold to supply information regarding your acceptance of the Private Exchange Offer and the Private Exchange Offer as required by Kazakhstan or other applicable law or otherwise requested by governmental or regulatory authorities.

EXECUTION BY A LEGAL ENTITY:
Signed and delivered by:

Signature(s):

Name in full of (i) the company officer acting on behalf of your company without power of attorney and position in accordance with the charter, or (ii) authorized representative acting on behalf of your company on the basis of a power of attorney:

Acting on the basis of:

(Type, number and date of issue of document confirming the authority of the authorized representative acting on your behalf)

Company seal (if applicable) (mandatory for entities registered in the Russian Federation):

Date:

33

Back to Contents

EXECUTION BY INDIVIDUALS:

Signed and delivered by:

Signature

Your name in full or name of your authorized representative acting on your behalf:

Acting on the basis of (if authorized representative acting on your behalf):

(Type, number and date of issue of document confirming the authority of the authorized representative acting on your behalf)

Date:

Address and Postcode:

34

Back to Contents

Letter to Clients Holding shares of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”)

PRIVATE EXCHANGE OFFER by

KazakhGold Group Limited

(incorporated and registered in Jersey under company number 91264)

to acquire 16% of the issued and outstanding share capital (whether in the form of Polyus Shares or in the form of Polyus ADSs) of

OJSC POLYUS GOLD

(incorporated and registered in the Russian Federation under Main State Registration
Number (OGRN) 1068400002990)

on the following basis:

for each Polyus Share	:	17.14 KazakhGold Level I GDRs
for each Polyus ADS*	:	8.57 KazakhGold Level I GDRs
*Every two Polyus ADSs represent one Polyus Share

The Private Exchange Offer will expire at 5:00 p.m., New York City time, on 18 July 2011, unless KazakhGold, in its sole discretion, extends the period in which the Private Exchange Offer remains open for acceptances.

THE PRIVATE EXCHANGE OFFER IS SUBJECT TO IMPORTANT TERMS AND CONDITIONS, INCLUDING THE TERMS AND CONDITIONS SET OUT IN SECTION 2 OF THE PRIVATE EXCHANGE OFFER MEMORANDUM DATED 24 JUNE 2011 AND IN THE ADS FORM OF ACCEPTANCE AND THE SHARE FORM OF ACCEPTANCE.

UNLESS THE CONTEXT SUGGESTS OTHERWISE, DEFINED TERMS USED HEREIN WITHOUT DEFINITION HAVE THE MEANING ASCRIBED TO THEM IN THE PRIVATE EXCHANGE OFFER MEMORANDUM.

To Our Clients:

Enclosed for your consideration is the Private Exchange Offer Memorandum, dated 24 June 2011 and the related ADS Form of Acceptance and Share Form of Acceptance relating to the Private Exchange Offer by KazakhGold Group Limited, to acquire 30,500,400 Polyus Shares (whether in the form of Polyus Shares or Polyus ADSs) comprising 16% of the issued and outstanding share capital of OJSC Polyus Gold.

At the close of business on 23 June 2011, there were 190,627,747 Polyus Shares (including Polyus Shares represented by Polyus ADSs) issued and outstanding with state registration number 1-01-55192-E, of which 65,966,829 were represented by Polyus ADSs (with CUSIP: 678129107, ISIN: US6781291074 and CFI: EMXUFR). Two Polyus ADSs represent one Polyus Share.

The Private Exchange Offer is being forwarded to you for your information only and cannot be used by you to accept the Private Exchange Offer with respect to Polyus Shares or Polyus ADSs held by us for your account. We are the holder of record of Polyus Shares and Polyus ADSs held for your account. AN ACCEPTANCE OF THE PRIVATE EXCHANGE OFFER WITH RESPECT TO YOUR POLYUS SHARES AND POLYUS ADSs CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND ONLY PURSUANT TO YOUR INSTRUCTIONS.

Please note: the exclusive means of accepting the Private Exchange Offer with respect to Polyus ADSs that are in the form of book-entry securities held by or on behalf of The Depository Trust Company (“DTC”) is to make book-entry delivery of such securities in accordance with DTC’s Automatic Tender Offer Program (“ATOP”) and causing DTC to transmit an Agent’s Message to the Exchange Agent on or prior to the Expiration Time. Acceptances by book-entry transfer must be made by delivering an Agent’s Message (as defined in the Private Exchange Offer Memorandum).

Back to Contents

Your attention is called to the following:

(1)	The Private Exchange Offer is made on the following basis:
for each Polyus Share	:	17.14 KazakhGold Level I GDRs
for each Polyus ADS*	:	8.57 KazakhGold Level I GDRs
*Every two Polyus ADSs represent one Polyus Share

(2)	The Private Exchange Offer is conditional on, amongst other things, valid acceptances having been received by the Expiration Time of the Private Exchange Offer with respect to Polyus Securities representing in the aggregate 30,500,440 Polyus Shares, representing in aggregate 16% of the issued and outstanding share capital of Polyus Gold.

(3)	Upon the terms and subject to the conditions of the Private Exchange Offer (including, if the Private Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Forms of Acceptance, KazakhGold is offering to acquire the maximum number of Polyus Securities (in any combination of Polyus Shares and Polyus ADSs) from Eligible Polyus Securityholders. If KazakhGold receives acceptances with respect to more than the Maximum Number of Polyus Securities, Polyus Securities will be acquired by KazakhGold on a pro-rata, or proportional, basis according to the number of Polyus Securities with respect to which valid Forms of Acceptance will have been received prior to the Expiration Time (with downward adjustments where necessary to avoid the acquisition of fractional Polyus Securities). Any pro-rata allocation pursuant to the Private Exchange Offer will not differentiate between Polyus Shares or Polyus ADSs, save as shall be necessary to account for the fact that two Polyus ADSs represent one Polyus Share.

(4)	KazakhGold has retained BNY Mellon Shareholder Services to act as Information Agent and BNY Mellon, acting through BNY Mellon Shareowner Services, as Exchange Agent for the Private Exchange Offer. KazakhGold has also entered into a services agreement with Computershare to facilitate acceptances and settlement of Polyus Shares under the Private Exchange Offer. BNY Mellon Shareholder Services will receive reasonable and customary compensation for its services as Information Agent and Exchange Agent, and Computershare will receive reasonable and customary compensation for its settlement services. Both will be reimbursed by KazakhGold for certain out-of-pocket expenses. Otherwise, no fees or commission will be payable by KazakhGold in connection with the Private Exchange Offer. However, brokers, dealers or other persons may charge shareholders a fee for soliciting acceptances with respect to Polyus Shares and/or Polyus ADSs pursuant to the Private Exchange Offer. Eligible Polyus Securityholders will pay all share transfer taxes, if any, with respect to the transfer and acceptance of the Private Exchange Offer with respect to their Polyus Shares and Polyus ADSs.

YOUR INSTRUCTIONS TO US SHOULD BE FORWARDED AS PROMPTLY AS POSSIBLE IN ORDER TO PERMIT US TO SUBMIT AN ACCEPTANCE ON YOUR BEHALF IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE PRIVATE EXCHANGE OFFER.

The Private Exchange Offer is not being made in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia.

If the undersigned instructs us to accept the Private Exchange Offer with respect to their Polyus Shares or Polyus ADSs or both held by us for their account, it is understood that we have been authorised to make, by and on behalf of the undersigned (and the undersigned, by its signature below, hereby makes to us), the acknowledgements, representations, warranties and agreements contained in the Private Exchange Offer Memorandum and any applicable Form of Acceptance that are to be made with respect to the undersigned as beneficial owner.

NONE OF US, KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT MAKES ANY RECOMMENDATION TO ANY ELIGIBLE POLYUS SECURITYHOLDER AS TO WHETHER TO ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO ITS POLYUS SHARES OR POLYUS ADSs.

2

Back to Contents

NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION ON BEHALF OF KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT AS TO WHETHER ELIGIBLE POLYUS SECURITYHOLDERS SHOULD ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THEIR POLYUS SHARES OR POLYUS ADSs OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER OTHER THAN AS CONTAINED HEREIN OR IN ANY RELATED FORM OF ACCEPTANCE. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT. ELIGIBLE POLYUS SECURITYHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THIS DOCUMENT, ANY RELATED FORM OF ACCEPTANCE AND OTHER RELATED MATERIALS, CONSULT THEIR OWN FINANCIAL, LEGAL AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER OR NOT TO ACCEPT THE PRIVATE EXCHANGE OFFER.

3

Back to Contents

INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter, the enclosed Private Exchange Offer Memorandum, dated 24 June 2011 and the related ADS Form of Acceptance and Share Form of Acceptance relating to the private exchange offer by KazakhGold Group Limited, to acquire 30,500,440 Polyus Shares (whether in the form of Polyus Shares or Polyus ADSs) comprising 16% of the issued and outstanding share capital of OJSC Polyus Gold.

This will instruct you to accept the Private Exchange Offer with respect to the number of Polyus Shares and Polyus ADSs indicated below (which are held by you for the account of the undersigned), upon the terms and subject to the conditions set forth in the Private Exchange Offer Memorandum and the related ADS Form of Acceptance and Share Form of Acceptance, as appropriate.

AGGREGATE NUMBER OF POLYUS SECURITIES TO BE TENDERED (COMPLETE AS APPROPRIATE):

__________________________________________________________________________	POLYUS SHARES
__________________________________________________________________________	POLYUS AMERICAN DEPOSITARY SHARES
__________________________________________________________________________	I, the undersigned, do NOT wish to accept the Private Exchange Offer with respect to any Polyus Shares or Polyus American Depositary Shares held by you for my account.

SIGN HERE

Account Number: Signature: Dated: Name(s) and Address(es) (Please Print): Area Code and Telephone Number: Taxpayer Identification or Social Security Number:

c105098

Back to Contents

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”)

PRIVATE EXCHANGE OFFER by

KazakhGold Group Limited

(incorporated and registered in Jersey under company number 91264)

to acquire 16% of the issued and outstanding share capital (whether in the form of Polyus Shares or in the form of Polyus ADSs) of

OJSC POLYUS GOLD

(incorporated and registered in the Russian Federation under Main State Registration
Number (OGRN) 1068400002990)

on the following basis:

for each Polyus Share	:	17.14 KazakhGold Level I GDRs
for each Polyus ADS*	:	8.57 KazakhGold Level I GDRs
*Every two Polyus ADSs represent one Polyus Share

The Private Exchange Offer will expire at 5:00 p.m., New York City time, on 18 July 2011, unless KazakhGold, in its sole discretion, extends the period in which the Private Exchange Offer remains open for acceptances.

THE PRIVATE EXCHANGE OFFER IS SUBJECT TO IMPORTANT TERMS AND CONDITIONS, INCLUDING THE TERMS AND CONDITIONS SET OUT IN SECTION 2 OF THE PRIVATE EXCHANGE OFFER MEMORANDUM DATED 24 JUNE 2011 AND IN THE ADS FORM OF ACCEPTANCE AND THE SHARE FORM OF ACCEPTANCE.

UNLESS THE CONTEXT SUGGESTS OTHERWISE, DEFINED TERMS USED HEREIN WITHOUT DEFINITION HAVE THE MEANING ASCRIBED TO THEM IN THE PRIVATE EXCHANGE OFFER MEMORANDUM.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the Private Exchange Offer by KazakhGold Group Limited, to acquire 30,500,400 Polyus Shares (whether in the form of Polyus Shares or Polyus ADSs) comprising 16% of the issued and outstanding share capital of OJSC Polyus Gold.

At the close of business on 23 June 2011, there were 190,627,747 Polyus Shares (including Polyus Shares represented by Polyus ADSs) issued and outstanding with state registration number 1-01-55192-E, of which 65,966,829 were represented by Polyus ADSs (with CUSIP: 678129107, ISIN: US6781291074 and CFI: EMXUFR). Two Polyus ADSs represent one Polyus Share.

We are asking you to contact your clients for whom you hold Polyus Shares and/or Polyus ADSs registered in your name (or in the name of your nominee) or who hold Polyus Shares and Polyus ADSs registered in their own names. Please bring the Private Exchange Offer to their attention as promptly as possible.

KazakhGold has retained BNY Mellon Shareholder Services to act as Information Agent and BNY Mellon, acting through BNY Mellon Shareowner Services, as Exchange Agent for the Private Exchange Offer. KazakhGold has also entered into a services agreement with Computershare to facilitate acceptances and settlement of Polyus Shares under the Private Exchange Offer. BNY Mellon Shareholder Services will receive reasonable and customary compensation for its services as Information Agent and Exchange Agent, and Computershare will receive reasonable and customary compensation for its settlement services. Both will be reimbursed by KazakhGold for certain out-of-pocket expenses. Otherwise, no fees or commission will be payable by KazakhGold or Polyus Gold in connection with the Private Exchange Offer. However, brokers, dealers or other persons may charge Eligible Polyus Securityholders a fee for soliciting acceptances with respect to Polyus Shares and/or Polyus ADSs pursuant to the Private Exchange Offer. KazakhGold will also,

Back to Contents

upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Eligible Polyus Securityholders will pay all share transfer taxes, if any, payable as a result of the transfer and acceptance of the Private Exchange Offer with respect to their Polyus Shares and Polyus ADSs.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.	The Private Exchange Offer Memorandum dated 24 June 2011;

2.	For tenders of Polyus Shares and Polyus ADSs not held through DTC, the Share Form of Acceptance and the ADS Form of Acceptance, as applicable, for your use and to be provided to your clients; and

3.	Form of Letter to Clients that may be sent to your clients for whose accounts you hold Polyus Shares and/or Polyus ADSs, registered in your name (or in the name of your nominee).

The Private Exchange Offer is not being made in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof. The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia.

Acceptances of the Private Exchange Offer with respect to Polyus ADSs may be made without the concurrent deposit of certificates if: (a) such tenders are made by or through a broker or dealer that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch, or agency in the United States; and, if applicable, (b) certificates for Polyus American depositary receipts evidencing Polyus ADSs, together with the relevant properly completed and duly executed ADS Form of Acceptance, and all other documents required by such ADS Form of Acceptance, are received by the Exchange Agent prior to the Expiration Time.

Please note: the exclusive means of accepting the Private Exchange Offer with respect to securities that are in the form of book-entry securities held by or on behalf of The Depository Trust Company (“DTC”) is to make a book-entry delivery of such securities in accordance with DTC’s Automatic Tender Offer Program (“ATOP”) and causing DTC to transmit an Agent’s Message to the Exchange Agent on or prior to the Expiration Time.

NONE OF KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT MAKES ANY RECOMMENDATION TO ANY ELIGIBLE POLYUS SECURITYHOLDER AS TO WHETHER TO ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO ITS POLYUS SHARES OR POLYUS ADSs. NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION ON BEHALF OF KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT AS TO WHETHER ELIGIBLE POLYUS SECURITYHOLDERS SHOULD ACCEPT OR REFRAIN FROM ACCEPTING THE PRIVATE EXCHANGE OFFER WITH RESPECT TO THEIR POLYUS SHARES OR POLYUS ADSs OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER OTHER THAN AS CONTAINED HEREIN OR IN ANY RELATED FORM OF ACCEPTANCE. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORISED BY KAZAKHGOLD, POLYUS GOLD, THE INFORMATION AGENT OR THE EXCHANGE AGENT. ELIGIBLE POLYUS SECURITYHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THIS DOCUMENT, ANY RELATED FORM OF ACCEPTANCE AND OTHER RELATED MATERIALS, CONSULT THEIR OWN FINANCIAL, LEGAL AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER OR NOT TO ACCEPT THE PRIVATE EXCHANGE OFFER.

2

Back to Contents

For additional information or copies of the enclosed material, please contact the Exchange Agent at:

By Mail:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
P.O. Box 3301
South Hackensack
NJ 07606-1901

By Hand or Overnight Courier:

BNY Mellon Shareowner Services
Attn: Corporate Actions Department
27th Floor
480 Washington Boulevard
Jersey City
NJ 07310-2053

From within the U.S. Tel: 1-866-300-4353 (Toll free)
From outside the U.S. Tel: 1-201-680-6579 (Collect)

Very truly yours,

KazakhGold Group Limited

3

Back to Contents

imprima — C105097

Back to Contents

For immediate release	24 June 2011

Publication of Prospectus and Private Exchange Offer Document

KazakhGold Group Limited (“KazakhGold”) announces that on 24 June 2011 it published a prospectus, in accordance with the Prospectus Directive (the “Prospectus”), relating to the proposed combination of KazakhGold with OJSC Polyus Gold (“Polyus Gold”) announced on 17 June 2011 (the “Proposed Combination”).

A copy of the Prospectus is being submitted to the National Storage Mechanism and will shortly be available at: http://www.hemscott.com/nsm.do. The Prospectus is also available for download from KazakhGold’s website at: http://www.kazakhgold.com, and at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturday, Sundays and public holidays excepted) up to and including 18 July 2011.

KazakhGold also announces that it will make available the private exchange offer document (the “Private Exchange Offer Document”) to Eligible Polyus Securityholders containing the terms and conditions of the conditional private exchange offer by KazakhGold to acquire 16% of the issued and outstanding share capital of Polyus Gold from Eligible Polyus Securityholders (the “Private Exchange Offer”) by 4 p.m. New York City time on 24 June 2011. The Private Exchange Offer will be open for acceptances from 4 p.m. New York City time on 24 June 2011 and will expire at 5 p.m. New York City time on 18 July 2011 unless extended by KazakhGold in its sole discretion.

For the purposes of the Private Exchange Offer Document, “Eligible Polyus Securityholders” means holders of ordinary shares and/or Level I American depositary shares of Polyus Gold who are incorporated and registered, if applicable, resident and/or located outside of the Russian Federation and other jurisdictions in which the making and accepting of the Private Exchange Offer is not permitted by applicable legislation, and individuals and legal entities incorporated, registered, resident and/or located in the Russian Federation, that are “qualified investors” under the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended.

Further information is available from:
Alexey V. Chernushkin, Director, CM and IR
Evguenia V.Buydina, IR manager
+44 (0) 208 528 1450
+44 (0) 208 528 1020
ir@kazakhgold.com

Anton A. Arens, PR Director
+44 (0) 208 528 1450
+44 (0) 208 528 1020
anton.arens@kazakhgold.com

Back to Contents

General

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended) or advertisement of any securities or other financial instruments in Russia. This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to herein does not, and is not intended to, constitute a public offer in Russia. The shares or depositary receipts of KazakhGold have not been registered in the Russian Federation and are not intended for “placement” or “public circulation” in Russia.

The Private Exchange Offer referred to in this announcement is made to existing Polyus Gold securityholders outside of the Russian Federation, Canada, Australia, Japan and any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof, who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Gold securityholders inside the Russian Federation that are “qualified investors” under Russian law.

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style.

The shares of KazakhGold to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of the Company to be made in the United States would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any portion of the offering in the United States or conduct a public offering of the securities in the United States.

The Private Exchange Offer is made for Polyus Gold securities and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign

Back to Contents

accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that KazakhGold may purchase Polyus Gold securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.